
03022809

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arcelor

*CURRENT ADDRESS 19, ave. de la Liberté
L-2930 Luxembourg
R.C.S. Luxembourg B 82.454

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

FILE NO. 82- 34727 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/16/03


RECEIVED
APR 30 2003
CORPORATION FINANCE

ARCELOR

Exemption Request
Pursuant To
Rule 12g3-2(b)

Volume I

ARCELOR

Exemption Request
Pursuant to Rule 12g3-2(b)

INDEX

Tab No.

Press Releases – January 31, 2002 To Date

ARCELOR

Exemption Request
Pursuant to Rule 12g3-2(b)

INDEX

ARCELOR

Exemption Request
Pursuant to Rule 12g3-2(b)

INDEX

PUBLIC SHARE FOR SHARE OFFER

febuary 15th 2002

The board of directors of Arcelor, which met on 13th February, 2002, congratulated itself on the success of the three public share for share offers relating to the exchange of Aceralia, Arbed and Usinor shares for Arcelor shares, following the satisfaction of the conditions relating to the acceptance levels of the offers.

The Arbed shareholders tendered approximately 98.32% and the Usinor shareholders 93.35% of their shares to the Arcelor public share for share offer. According to a notice from Banco Bilbao Vizcaya Argentaria, S.A. of 13th February, 2002, 118,495,385 Aceralia shares, representing approximately 94.79% of the total issued shares, were tendered to the offer.

As a result, the board of directors has decided to issue with effect from 15th February, 2002:

- 157,993,846 Arcelor shares in exchange for the shares tendered for Aceralia shares;
- 106,377,571 Arcelor shares in exchange for the shares tendered for Arbed shares;
- 235,056,475 Arcelor shares in exchange for the shares tendered for Usinor shares;
- 16,787,931 Arcelor shares in exchange for the Arbed shares (1,561,668) tendered by Staal Vlaanderen ;

being a total of 516,215,823 new shares representing an increase in share capital of 2,581,079,115 euro with a sum of 4,645,942,407 euro being transferred to the share premium account, this premium being entirely at the company's disposal.

In addition, Arcelor is issuing 24,343,320 Arcelor O.C.E.A.N.E. 2005 in exchange for the 24,343,320 Usinor O.C.E.A.N.E. 2005 tendered to the Offers (out of the 25,000,000 Usinor 3.875% O.C.E.A.N.E. 2005 in circulation, being 97.37% of such securities), and 26,990,988 Arcelor O.C.E.A.N.E. 2006 in exchange for the 26,990,988 Usinor O.C.E.A.N.E. 2006 tendered to the Offers (out of the 28,575,999 Usinor 3% O.C.E.A.N.E. 2006 in circulation, being 94.45% of such securities).

Following such success, the board of directors of Arcelor has decided to reopen the Arbed and Usinor offers.

The offer for Arbed shares will be reopened in the Grand Duchy of Luxembourg and in Belgium on the same conditions as the initial offer, being 43 Arcelor shares for 4 Arbed shares. The public share for share offer will be reopened from 18th February, 2002 until 8th March, 2002 inclusive.

The offer for Usinor shares and Usinor O.C.E.A.N.E will be reopened from 18th February, 2002 until 8th March, 2002 and will be carried out on the same conditions as the initial offer, being 1 Arcelor share for 1 Usinor share, 1 Arcelor O.C.E.A.N.E 2005 for 1 Usinor O.C.E.A.N.E 2005 and 1 Arcelor O.C.E.A.N.E 2006 for 1 Usinor O.C.E.A.N.E 2006.

A financial notice will be published in the French press in relation to the reopening of the public share for share offer in relation to Usinor shares and Usinor O.C.E.A.N.E..

Press relations
Patrick Seyler +352 4792 2362
Oscar Fleites +34 98 512 6029

Investor Relations
Martine Hue +33 1 41 25 60 96
Guillaume Chevalier +33 1 41 25 97 11
Laurent Beauloye +352 4792 2434

FIRST LISTING OF ARCELOR

Arcelor, leading steelmaker worldwide, becomes a reference value for the financial markets

Today, the new shares of Arcelor have been admitted to the listing simultaneously on the Luxembourg Stock Exchange, on the Premier Marché of Euronext Brussels, on the Premier Marché of Euronext Paris SA and on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges. This first listing concretizes the actual integration of the Aceralia, Arbed and Usinor groups.

The three public share for share offers launched by Arcelor on the Aceralia, Arbed and Usinor groups have been clearly successful as shown by the results recorded at the closure of the operation. Arcelor has received in France 93.35 % of Usinor's capital, whereas in Belgium and Luxembourg, 98.32 % of the Arbed shares have been brought into the new group. In Spain, 94.79 % of the Aceralia shares have been presented to Arcelor.

Its shareholder structure provides the new group with a great visibility and a strong liquidity with more than 70% of the shares offered to individual and institutional shareholders (" free float ").

The success of the share for share offers reflects the former Aceralia, Arbed and Usinor shareholders' confidence in the new group and its project. They thus give proof of their support to the will of the three founding companies to take part in the reconfiguration of the steel industry worldwide and to incorporate new industrial, commercial, financial and human assets to ensure steel's progress in Europe and in the world.

Arcelor has the ambition to create value for its shareholders as well as for its customers. Arcelor claims to be a responsible player moving towards a healthy and durable growth to be built up with regard to people and to the environment.

With its four sectors of activity - flat carbon steel products, long carbon steel products, stainless steel and distribution-processing-trading -, the new group relies upon its visibility and its attractivity to become the reference in steelmaking on the financial markets and on the steel markets worldwide.

The assets Arcelor has at its disposal in terms of a diversified product range meeting the requirements of more and more globalized customers as well as in terms of the potential of identified synergies, allow the group to give a satisfactory response to the challenges of an ever more demanding economic environment.

Luxembourg, February 18th, 2002

Press relations
Patrick Seyler +352 4792 2362
Ignacio Agreda +34 94 489 4162
Oscar Fleites +34 98 512 6029

Investor Relations
Martine Hue +33 1 41 25 60 96
Guillaume Chevalier +33 1 41 25 97 11
Fernando Sainz +34 91 596 9554
Laurent Beauloye +352 4792 2434

COMPOSITION OF THE BOARD OF DIRECTORS OF ARCELOR

In its first meeting held at the headquarters in Luxembourg on March 1, 2002, the Board of Directors of Arcelor has acknowledged its composition as decided upon by the General shareholders' meeting.

Directors consists of the following members :

- **Joseph Kinsch**, Chairman of the board
- **Francis Mer**, Chairman of the board
- **José Ramón Álvarez Rendueles**, Vice-chairman of the board
- **HRH Prince Guillaume** of Luxembourg, Director
- **Daniel Bouton**, Director, Chairman and Managing director of the Société Générale, Paris
- **John Castegnaro**, Director, Trade Union Leader, Luxembourg
- **Jean-Yves Durance**, Director, President of the Management Board of MARSH France
- **Ignacio Fernández Toxo**, Director, Trade Union Leader, Madrid
- **Jean-Pierre Hansen**, Director, Chairman and Managing director of Tractebel, Brussels
- **Ulrich Hartmann**, Director, Chairman of the Supervisory board of E-ON AG, Düsseldorf
- Corporación JMAC represented by **Ramón Hermosilla Martín**, Director, Madrid
- **Hedwig De Koker**, , Director, Chairman of the Board of Directors of Vancaen PLC, Brussels
- **Jean Lapeyre**, Director, Trade Union Leader, Paris
- **Daniel Melin**, Director, Consultant Emadys, Paris
- **Francisco Javier de la Riva Garriga**, Director, Executive Vice-president of Fertiberia S.A., Madrid
- **Georges Schmit**, Director, General Secretary of the Ministry of the Economy, Luxembourg
- **Sergio Silva de Freitas**, Director, Senior Vice-president of Banco Itaú, Brazil
- **Fernand Wagner**, Director, Luxembourg

M. **Paul Junck**, Corporate Secretary, has been appointed Secretary of the Board of Directors

In addition, the Board has established two committees within the definition of the principles of a corporate governance conceived to provide the shareholders with information, to offer transparency to the markets and to optimize the group's operations.

The committees are:

1. Audit committee with the task to assist the Board of Directors in its functions of Company and Group controlling among others. Its members are:

   - **José Ramón Álvarez Rendueles**, Chairman
   - **Jean-Yves Durance**, member
   - **Hedwig De Koker**, member
   - **Georges Schmit**, member

2. Appointment and remuneration committee

This committee will propose to the Board of Directors the policy to apply in terms of remuneration of the members of the Management Board. In addition, this committee is mandated to present proposals to the Board of Directors concerning the appointment of members of the Board of Directors and of the Management Board.

This committee consists of:

- **Joseph Kinsch**, Chairman
- **Francis Mer**, Chairman
- **José Ramón Álvarez Rendueles**, member
- **Jean-Pierre Hansen**, member

Luxembourg, March 1, 2002

Press relations
Patrick Seyler +352 4792 2362
Ignacio Agreda +34 94 489 4162
Oscar Fleites +34 98 512 6029

Investor Relations
Martine Hue +33 1 41 25 60 96
Guillaume Chevalier +33 1 41 25 97 11
Fernando Sainz +34 91 596 9554
Laurent Beauloye +352 4792 2434







FINAL RESULTS OF THE EXCHANGE OFFERS

Pursuant to the terms of a memorandum of understanding signed on February 19, 2001, the three companies ACERALIA, ARBED and USINOR decided upon a joint industrial plan, the internal organization of ARCELOR, and the principal terms of their combination through the launching by ARCELOR of three exchange offers for all the capital stock (excluding the ACERALIA 1997 Warrants) and voting rights of each of the companies.

Calendar of the Transaction:

12/24/2001	Opening of the offer on ARBED in Luxembourg and Belgium and the offer on USINOR in France
01/04/2002	Opening of the offer on ACERALIA in Spain
01/31/2002	Closing of the offers in Luxembourg, Belgium and France
02/08/2002	Closing of the offer in Spain
02/18/2002	Beginning of market listing and trading (Bourse de Luxembourg, Premiers Marchés of Euronext Paris and Euronext Brussels, Madrid, Barcelona, Bilbao and Valencia Stock Exchanges)
02/18/2002	Reopening of the offers on ARBED and USINOR
03/08/2002	Closing of the reopened offers in Luxembourg, Belgium and France

Results of the First Offer:

At the closing of the offers on ARBED and USINOR, on January 31, 2002, the following securities had been tendered:

- **9,895,588** shares of ARBED, representing 98.32% of the share capital;
- **235,056,475** shares of USINOR, representing 93.35% of the share capital;
- **24,343,320** of the USINOR 3.875% O.C.E.A.N.E.s due 2005, of the 25,000,000 outstanding, representing 97.37% of these bonds;
- **26,990,988** of the USINOR 3% O.C.E.A.N.E.s due 2006, of the 28,575,999 outstanding, representing 94.45% of these bonds.

At the closing of the offer on ACERALIA, on February 8, 2002, 118,495,385 shares of ACERALIA (representing 94.79% of the ACERALIA shares outstanding at the close of the offer) had been tendered.

As a result, the Board of Directors decided to issue, effective February 15, 2002, the following:

- **106,377,571** ARCELOR shares in consideration for the ARBED shares tendered in the Offers;
- **235,056,475** ARCELOR shares in consideration for the USINOR shares tendered in the Offers;
- **157,993,846** ARCELOR shares in consideration for the ACERALIA shares tendered in the Offers;
- **16,787,931** ARCELOR shares in consideration for the contribution by Staal Vlaanderen of 1,561,668 ARBED shares;

representing a total of **516,215,823** new shares.

ARCELOR also issued:

- **24,343,320** ARCELOR O.C.E.A.N.E.s due 2005 in consideration for the USINOR 2005 O.C.E.A.N.E.s tendered in the Offers; and
- **26,990,988** ARCELOR O.C.E.A.N.E.s due 2006 in consideration for the USINOR 2006 O.C.E.A.N.E.s tendered in the Offers.

Results of the Reopening of the Offers and the Contribution by ARBED ESPAÑA BV of ACERALIA Shares:

Given the clear success at the closing of the initial offers, and in compliance with applicable provisions, it was decided to reopen the offer in Luxembourg and Belgium, as well as the offer in France, with the terms of the offers remaining unchanged.

At the closing of this reopening of the offers in Luxembourg, Belgium and France, on March 8, 2002, the following securities had been tendered:

- **102,416** ARBED shares;
- **10,640,794** USINOR shares;
- **337,328** USINOR 2005 O.C.E.A.N.E.s. and
- **729,888** USINOR 2006 O.C.E.A.N.E.s.

On March 1, 2002, the Board of Directors of ARCELOR decided, in connection with the contribution of 297,354 ACERALIA shares by ARBED ESPAÑA BV, to issue new shares in consideration for this contribution.

As a result, ARCELOR issued, effective March 18, 2002, the following:

- **1,100,972** ARCELOR shares in consideration for the ARBED shares tendered;
- **10,640,794** ARCELOR shares in consideration for the USINOR shares tendered;
- **396,472** ARCELOR shares in consideration for the contribution by ARBED ESPAÑA BV of ACERALIA shares;

representing a total of **12,138,238** new ARCELOR shares.

ARCELOR also issued:

- **337,328** ARCELOR 2005 O.C.E.A.N.E.s. and
- **729,888** ARCELOR 2006 O.C.E.A.N.E.s.

Final Situation:

At the completion of the exchange offers and the ancillary transactions mentioned above, ARCELOR issued a total of:

- **528,354,061** ARCELOR shares. Taking into account the 6,450 preexisting shares, the total number of issued ARCELOR shares is 528,360,511, which represents a subscribed share capital of EUR 2,641,802,555;
- **24,680,648** ARCELOR 2005 O.C.E.A.N.E.s. and
- **27,720,876** ARCELOR 2006 O.C.E.A.N.E.s.

As of today, ARCELOR holds:

- **118,792,739** ACERALIA shares, representing 95.03% of the shares of ACERALIA;
- **11,559,672** ARBED shares, representing 99.43% of the shares of ARBED;
- **245,697,269** USINOR shares, representing 97.58% of the shares of USINOR;
- **24,680,648** USINOR O.C.E.A.N.E.s due 2005, representing 98.72% of these bonds; and
- **27,720,876** USINOR O.C.E.A.N.E.s due 2006, representing 97.01% of these bonds.

The three Exchange Offers launched by ARCELOR on the ACERALIA, ARBED and USINOR groups met with great success, as demonstrated by the results at the closing of the transaction.

The shareholding structure of the new Group provides strong visibility and liquidity, with more than 70% of the shares offered to private and institutional investors ("free float").

The success of the exchange offers reflects the confidence of the former shareholders of ACERALIA, ARBED and USINOR in the new Group and its plan. They have demonstrated their support of the desire of the three founding companies to participate in the reorganization of the world steel industry and to bring together industrial, commercial, financial and human strengths to develop steel in Europe and elsewhere in the world. ARCELOR thanks the shareholders of ACERALIA, ARBED and USINOR for having, through their renewed confidence, allowed the birth of this new Group.

Relations Presse
Patrick Seyler +352 4792 2362
Oscar Fleites +34 98 512 6029

Relations Investisseurs
Martine Hue +33 1 41 25 60 96
Guillaume Chevalier +33 1 41 25 97 11
Fernando Sainz +34 91 596 9554
Laurent Beauloye +352 4792 2434

CHEREPOVETS, RUSSIA 2002


СеверСталь

THE CONSTRUCTION OF THE GALVANIZING LINE "SEVERGAL" BY SEVERSTAL, RUSSIA'S STEEL INDUSTRY'S LEADER, AND ARCELOR, THE WORLD'S LARGEST STEEL COMPANY, HAS BEGUN AT SEVERSTAL'S INDUSTRIAL SITE (CHEREPOVETS, VOLOGDA REGION).

Today Severstal's General Director and Head of the Severstal group, Alexei Mordashov, and the Co-Chairman of the Board of Directors of Arcelor, Francis Mer, laid down the foundation stone of Severgal, their joint plant, which will produce automotive hot dip galvanized steel.

Severgal is a company registered in the Russian Federation and owned 75% by Severstal and 25% by Arcelor. Severgal annual capacity will be 400,000 tons. The plant will include a galvanizing line and will be built at Severstal's industrial site up to 2004. Severgal will sell its products mainly to the Russian car industry, in particular for exposed panels of automobiles.

Arcelor will grant the joint venture a license for the use of its proprietary product, ExtragalTM, including the trademark and associated know-how. ExtragalTM, which is a pure zinc hot dip galvanized steel product, was specifically developed for the automotive industry. It is produced in Europe by Arcelor, in Canada by DoSol, a joint project with Dofasco, and from 2003 it will be produced in Brazil at the Vega do Sul plant, currently under construction.

The project, which will be mainly supplied in steel substrate by Severstal, will also benefit from the company's present expertise and future development program for the production of high quality cold rolled steel. Severstal's modernization program includes important investments as well as the development of an efficient quality and management organization aimed at increasing product quality and obtaining international quality certificates.

The ExtragalTM technology and trademark associated with Severstal management, technical and commercial expertise in Russia, will be key success factors of Severgal.

Arcelor is a company born from the merger of European steelmakers Aceralia, Arbed and Usinor, which employs nearly 110,000 employees and operates worldwide in 60 countries. 2001 sales amounted – on a pro-forma basis – to 27 billion Euro for a crude steel production of 43.5 million tonnes.

Severstal – Cherepovets Steel Mill is an affiliate of the Severstal group which employs 45,000. Severstal sells steel to over 50 countries. In 2001 its sales volume was 1.8 billion USD for a crude steel production of 9.3 million tonnes.

CHEREPOVETS, RUSSIA, April 19th, 2002

Severstal
Press relations Severstal Cherepovets Russie

Olga EJOVA
phone: (8202) 56 4865
fax (8202) 56 1256

press@stal.ru
http://www.severstal.ru

Arcelor
Corporate Communications Luxembourg

Patrick SEYLER
phone: +352 47 92 23 62

Jean LASAR
phone: +352 47 92 23 59
fax : +352 47 92 26 58

ORDINARY GENERAL MEETING OF APRIL 26, 2002

The Ordinary General Meeting of Arcelor shareholders, held on April 26 with Messrs. Joseph Kinsch and Francis Mer in the chair, approved the company's financial statements closed on December 31, 2001(*) and the resolutions that were submitted to it by the Board of Directors. The General Meeting decided to appoint as auditors the société civile KPMG Audit Luxembourg, both for the financial statements of the public limited company Arcelor and for the consolidated financial statements of the Arcelor Group, for a period ending with the audit of the accounts for the 2004 financial year.

Statements by the Chairmen:

In his address Chairman Joseph Kinsch thanked the shareholders for the confidence they had shown in the plan of Aceralia, Arbed and Usinor to pool all their industrial, commercial and human strengths in a new company. A large number of shareholders had in fact responded to the Public Exchange Offers launched by Arcelor for the shares of the three founding companies. He noted that at the end of the operation and taking into account the re-opening of the offers for Arbed and Usinor between February 18 and March 8 of this year, Arcelor had received 99.43% of the Arbed shares and 97.58% of Usinor's capital. In Spain 95.03% of the Aceralia shares were submitted to Arcelor.

The subscribed capital totals 2,641,802,555 Euros, represented by 528,360,511 shares.

Mr. Kinsch noted that the shareholder structure of the new Group afforded it high visibility and strong liquidity, with more than 70% of the shares having been offered to private and institutional investors ("free float").

Mr. Kinsch closed his statement by affirming that it was Arcelor's ambition to be the benchmark of the global steelmaking industry.

Chairman Francis Mer highlighted the fact that thanks to the geographic diversity of its production locations, the complementarity of its business lines and the breadth of its product range, Arcelor can offer its customers winning steel solutions, including high-quality services. By combining the innovation policies of the three founding companies and by capitalizing on a range of diversified products with high added value, Arcelor was strengthening its assets to enhance its value in the eyes of its customers and financial markets. He added:
"The reason why we established Arcelor is to provide an original, suitable and - we believe - pioneering response to the necessary reconfiguration of the global steel industry. With Arcelor we have become a global Group".

Mr. Mer pointed out that as a leading player in the global steel industry, Arcelor intends to fully shoulder its responsibilities by promoting a model of sustainable development. The Group is endeavouring to control its environmental risks, to reduce the nuisance concomitant to its operations, to offer environment-friendly steel solutions and to improve occupational safety and health. Human resources management, a civic commitment to serving the community and innovation strategy form part of the same concern for sustainable development.

Commenting on the Group's performance, Mr. Mer confirmed the medium-term financial target that the Arcelor Group had set itself: to earn an average return on its capital employed of 15% before tax over the three-year steel cycle and to significantly reduce debt by improving the ratio of debt to shareholders' equity.

CEO Guy Dollé emphasized that the process of forming Arcelor had taken place in a difficult economic environment. The year 2001 had been marked by a deterioration of the international economic situation, which had been further exacerbated following the events of September 11 in the United States. In such an environment, world steel consumption had increased only slightly over the whole year.

Although uncertainties remain as to the strength of the world's economies' recovery, Mr. Dollé foresees, for the current year, an improvement of the steel manufacturing activity. Although the rebound in the US was still moderate, the prospects of global economic growth were better and growth should begin to look more positive in the course of the second half of 2002. This improvement is mainly the result of the necessary rise of selling prices for most products offered by the Arcelor group, as well as of an optimization of the alignment of production vs. demand.

Economic growth in the European Union, which had still been weak at the beginning of the year, might become more sustained in the second half-year thanks to support from household demand, a revival of exports and the economic recovery in North America. This situation should lead to a rebound in apparent steel consumption at the end of the second half-year, with a positive impact on prices.

The protectionist decisions of the US government, intended to protect a US steel industry which has delayed its restructuring, will affect European steelmakers by causing a certain drop in exports to the United States. The safeguard measures adopted by the European Union following these decisions will allow to avoid an increased flow of third countries steel products to the European Union and will avoid to destabilize a situation on the path to improvement

Referring more particularly to Arcelor, Mr. Dollé concluded that the economic environment, which was still

characterized by a great deal of uncertainty, represented both a challenge and an opportunity for the Arcelor Group. A challenge, because the Group had to operate in a difficult environment. An opportunity, because in this situation it had to muster all its strengths in order to make Arcelor's integration a success as soon as possible and to take advantage of complementarity of products and markets in order to set an example for restructuring the steel industry on a global scale.

Luxembourg, April 26, 2002

(*) *Arcelor, a société anonyme under Luxembourg law, was incorporated on June 8, 2001. The company's first financial year ended on December 31, 2001.Arcelor did not have any operational activity at the close of the period under review.*
The company will draw up consolidated financial statements which will be submitted to the General Meeting of Shareholders on April 25, 2003 .

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

Investor relations
Martine Hue: +33 1 41 25 60 96
+33 1 41 25 98 98

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 6029

PRESS RELEASE

Today, Jean-Pierre Raffarin, Prime Minister of the French government, proposed the office of Minister of Economy, Finance and Industry to Francis Mer who since February 19th, co-chairs with Joseph Kinsch the Board of Directors of Arcelor, the steelmaking group issued from the merger between Aceralia, Arbed and Usinor.

"It is a great honor for the Arcelor group to have one of its Chairmen, a convinced European, appointed to this very important responsibility", Mr. Kinsch commented.

Before presiding over the destinies of Arcelor, Francis Mer distinguished himself restructuring and privatizating the Usinor group which he led with talent, rigor, vision and a bold sense for social consensus. Respected by the international community for his entrepreneurial qualities, Francis Mer was one of the architects of the creation of Arcelor, which shows the path to the necessary consolidation of the steel industry worldwide as an answer to the challenges of the globalization of markets.

As from today, Joseph Kinsch will chair alone the Board of Directors of Arcelor.

Luxembourg, May 7th, 2002

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

Investor relations
Martine Hue: +352 4792 2151
________+33 1 41 25 9898

Arcelor : Implementation of a European Works Council

Arcelor - created through the merger between Aceralia, Arbed and Usinor - and the national and European trade union organizations have signed on May 27 an agreement on the implementation of a European Works Council. This agreement will provide for the creation of a social dialogue at the highest level and an improved information flow within the group.

This Council - composed by representatives from both the employer and the employees - will allow to take into account the range of common interests generated by the new European dimension of Arcelor and to reinforce the group's identity in face of its new challenges.

This agreement enforces the original principles underlying the creation of the European Consultative Committee of Arbed-Aceralia and of the European Group Committee of Usinor. In the spirit of continuity, the members of the new European Works Council of Arcelor will contribute to develop the border crossing European social dialogue by refining it with the input of the various cultures they are representing. The members of the Council stress the need for capitalizing the collective experiences and competences acquired within the existing European Committees. They consider social dialogue a key factor for the company's success in the scope of the European construction.

Luxembourg, 27th May, 2002

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

(Spain)
Ignacio Agreda: +34 94 4894 162
Oscar Fleites: +34 985 1260 29

(France)
Sandra Luneau +33 1 41 25 65 04

ARBED requests de-listing of its shares form the Luxembourg, Brussels, Paris and Frankfort stock exchanges

In the context of its meeting of 31st May 2002, the board of directors of Arbed has resolved to request the de-listing of the shares of the company from the official listing of the Luxembourg Stock Exchange, the Premier Marché of Euronext Paris S.A., the Premier Marché of Euronext Brussels S.A. and the Frankfurt Stock Exchange.

Filings to that effect have been made on 31st May, 2002 with the competent authorities of the various concerned stock exchanges.

This decision is made following the acquisition by Arcelor in the context of its public exchange offer on Arbed of 99.43 % of the share capital of the company.

This decision follows the intention declared by Arcelor in the public exchange offer prospectus relating to Arbed of 20th December 2001 to consider a delisting of the Arbed shares from the official listing of one or more of the stock exchanges on which the shares were listed depending on the success of the exchange offer.

Luxembourg, June 3rd, 2002

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

Investor relations
Martine Hue: +352 4792 2151

RESULTS OF THE FIRST QUARTER 2002

The Board of Directors met under the chairmanship of Mr Joseph Kinsch on June 21, 2002 and reviewed the consolidated accounts of the Group for the first quarter of 2002.

For the first quarter ending March 31, 2002 the Group's net income was a loss of 24 million euro.

Millions of Euro	*1st Quarter 2001* (unaudited)*	*1st Quarter 2002 * (unaudited)*
Net Sales	7,342	6,824
Operating income	401	65
Net income (Group share)	186	- 24
Earnings per share **	+ 0.4	- 0.05

* *Proforma*
** *In euro. Treasury shares at March 31, 2002 not taken in account.*

Consolidated net sales amounted to 6,824 million euro compared to 7,342 million for the first quarter 2001 on a proforma basis, or a decrease of 7% on a comparable basis. This evolution reflects essentially the strong decrease in average selling prices in Flat Carbon (-9%) and Stainless Steels (-11%), Long Carbon Steels benefiting from a small rise (2%).

Flat Carbon also suffered from a negative volume/mix effect (-3%). Long Carbon benefited from a slightly positive effect (+2%), while stainless enjoyed a positive +8 % effect sustained by the beginning of a restocking process. Distribution Processing and Trading activities were more contrasted, showing a decrease in Packaging and Tubes but remaining globally positive in Distribution and Construction.

Total net sales of Arcelor Group for the first quarter 2002 comprise 3,315 million euro for Flat Carbon Steels, 2,224 million for Distribution Processing and Trading, 1,086 million for Long Carbon Steels and 1,079 million for Stainless steels.

For the first quarter of 2002, 77% of net sales were in the European Union, 11% in North America, South America represented 4% and the rest of the world 8%.

Operating income was positive at 65 million euro to be compared to 401 million for the first quarter of 2001, on a proforma basis. The four different sectors contributed as follows (after goodwill): Flat Carbon Steels - 73 million, Distribution Processing and Trading 35 million, Stainless Steels - 17 millions and Long Carbon Steels 125 million. This important decline of operating margin for the first quarter is essentially due to the severe fall of selling prices which hit a historical low on flat carbon steels and to a reduction of shipments linked to an end of destocking.

In a context of continuous adjustment of production in the Carbon Flat Steels sector, cost reduction programs if close to objectives could only partially offset the impact of selling prices drops.

Implementation of synergies linked to the merger is on schedule and Group integration is progressing well.

Financial expenses at 90 million euro improves by 39 million compared to the same period of 2001. Due to the results of South American companies, contribution of associated companies was - 25 million euro.

Millions of Euro	*December 31, 2001* (unaudited)*	*March 31, 2002 * (unaudited)*
Shareholders equity including minority interest	8,484	8,353
Net debt	6,206	6,553
Net debt/shareholders equity (including minority interests)	0.73	0.78

* *Proforma*

Net debt at March 31, 2002 was 6,553 million euro compared to 6,206 million at December 31, 2001, variation being principally due to dividend payment in January 2002. A plan for substantial working capital requirements reduction will allow the realization of debt reduction by year end.

Prospects

After a period of reduced activity of end user customers, following business climate of third and fourth quarter of

2001, one can observe an improvement of apparent consumption during the second quarter of 2002. This trend could be reinforced along the third quarter as inventories both in the distribution networks and in the consumer channel have reached a level which can be considered low at the end of the first quarter.

Moreover, in order to face protectionist measures enforced by the government of the United States with regard to steel products imports, the European Community has adopted measures which could contribute to prevent additional imports into Europe.

In this context, Flat carbon steel prices have been rising since the beginning of the second quarter after having reached historical lows registered these last twenty years. New selling price increases have been announced for the third quarter and are being realized for most of the markets.

Within this context, the Group expects a significant improvement of results for the second quarter of 2002.

Luxembourg, 21th June, 2002

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359
France
Sandra Luneau : +33 1 41 25 65 04
Spain
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

Investor relations
Martine Hue: +352 4792 2414
France
+ 33 1 41 25 98 98
Spain
+ 34 902 152 153


arcelor
SALZGITTER
Tk Steel

PRESS RELEASE

On October 8th, 2001, the Consortium composed of ARCELOR S.A., SALZGITTER AG and THYSSENKRUPP STAHL AG had submitted a global offer for the acquisition of selected assets of the four Polish steel mills: Huta Katowice S.A., Huta im. T. Sendzimira S.A., Huta Cedler S.A. and Huta Florian S.A.

The submitted offer expired by end of 2001, but all Consortium members are still interested to participate in the successful reorganisation of the Polish steel industry. The latest developments in this privatisation process, with the creation of Polskie Huty Stali (PHS) and its foreseen investment programme, however, appear not to be in line anymore with the aforementioned developed offer.

In view to continue the jointly realised studies and in order to respect the interests of its members, the Consortium members decided to continue acting on an individual basis in the future. Each member will have the opportunity to represent itself directly in this privatisation process and contact the Polish authorities in order to receive clarification and initiate further actions on the new terms and timing of the privatisation process of the Polish steel industry.

Duisburg, Luxembourg, Salzgitter, June 26th, 2002

Arcelor

Press relations
Patrick Seyler: +352 4792 2362
Jean Lasar: +352 4792 2359
Investor Relations
Martine Hue: +352 4792 2151

Salzgitter

Press relations
Bernd Gersdorff: +49 5341 21 23 00
Investor Relations
Bernhard Kleinermann: +49 5341 21 37 83

ThyssenKrupp / ThyssenKrupp Steel

Press relations
Erwin Schneider: +49 203 52 2 56 90
Dietmar Stamm: +49 203 52 2 62 67
Investor Relations
Dr. Martin Grimm: +49 211 82 43 64 64

2002 FIRST HALF RESULTS

COMING BACK TO PROFITABILITY

- **Recovery of results for the second quarter**
- **Integration under way, first synergies realized**
- **Encouraging prospects**

Luxembourg, August 30, 2002

The Board of Directors met on August 30, 2002 under the chairmanship of Joseph Kinsch, reviewed the Group's consolidated results of the second quarter 2002 and approved the consolidated accounts for the first half of 2002. Following Francis Mer's resignation, Edmond Pachura was appointed Board Member of Arcelor

At June 30 2002, **pro forma consolidated net income** was 93 million euro.

Key Figures of the Group

In million of euro Pro Forma-Unaudited*	First Half 2001	First Quarter 2002	Second Quarter 2002	First Half 2002
Revenue	14,314	6,824	6,881	13,705
EBIT	611	67	274	341
Net income, Group share	369	-22	115	93
EPS**	0.77	-0.05	0.25	0.20

**in euro.

Revenue of the Group for the first half amounted to 13,705 million euro compared to 14,314 million for the same period of 2001, or a 4% decrease on a comparable basis (6,824 million for the first quarter and 6,881 million for the second quarter).
Geographical breakdown was as follows : 75% in the EU, 12% in North America, 5% in South America and 8% in the rest of the world.

EBIT was 341 million euro (67 million for the first quarter and 274 million for the second quarter), or 2.5% of net sales, against 611 million for the first half of 2001.

After financial interest expenses of 214 million euro and no contribution from associated companies, **Group share of net income** amounts to 93 million euro (□22 million for the first quarter and 115 million for the second quarter).

Cash generated by operations of 682 million euro, compared to 1,114 million for the same period 2001, benefits from a decrease in working capital requirements essentially due to a reduction of inventories.

In million euro Pro Forma-Unaudited*	December 31, 2001***	March 31, 2002	June 30, 2002
Shareholders'equity	8,509	8,353	8,249
Net financial debt****	6,510	6,878	6,317
Net financial debt / Shareholders'equity****	0.77	0.82	0.77

** including minority interests..
*** modified following restatements for accountancy purposes linked to the merger as of February 28, 2002.
****excluding securitization effect.

At June 30, 2002, net financial debt was 6,317 million euro, or a decrease compared to December 31, 2001 (6,510 million) and March 31, 2002 (6,878 million). Increased efforts, most notably toward an improved control of working capital requirements, will contribute to further reductions of financial indebtedness.
At June 30, 2002, the net financial debt/shareholders' equity ratio, including minority interests, was 0.77, to be

compared with 0.82 at March 31, 2002 and 0.77 at December 31, 2001.

Breakdown of revenue and EBIT by sector

In million euro Pro Forma-Unaudited*	First Half 2001			First Half 2002		
	Revenue	EBIT	%	Revenue	EBIT	%
Flat Carbon Steel	6,902	380	5.5	6,420	20	0.3
Distribution-Processing and Trading	5,016	102	2.0	4,864	97	2.0
Long Carbon Steel	2,129	200	9.4	2,225	231	10.4
Stainless Steel	2,227	-95	-4.3	2,241	25	1.1
Other Activities	385	-22	-5.7	478	-37	-7.7
Intra group sales	-2,345	ns	ns	-2,523	ns	ns

The shrinking of revenue (pro forma) for the Flat Carbon Steel sector compared to 2001 results from a fall of *average selling prices (-7%), shipped volumes being slightly reduced over the period.*

Distribution, Processing and Trading have seen a more contrasted evolution, the second quarter showing globally a clear improvement after a very difficult situation at the beginning of the year. Distribution and steel service centers experience a reduction of volumes to the benefit of prices, when Construction remains in line with the first half of 2001 and Tubes show a clear progression.

Revenue for Long Carbon Products reflect new price increases for certain products (+1%) and a good volume situation (+4%).
For Stainless Steels, both the acceleration of markets recovery and increase in nickel price during the second quarter have allowed significant improvements of average selling prices and volumes for flat products, mainly in Europe and in Asia, while selling prices for Stainless long products have stabilized at low levels.

After a very difficult first quarter, improvement in prices and volumes for flat carbon steels and stainless steels announces positive evolutions which still translate only partially in the results of the second quarter. The strong increase of Long Carbon products is essentially due to excellent performance of Brazil and Southern Europe. The progression of results for the Group also benefits from cost cutting actions and a synergy program which is on schedule.

PROSPECTS

Despite a hesitating world economy evolution, the Group expects a positive development of its results reinforced by a better adjustment of produced volumes as well as a significant improvement of the mix.
A rigorous approach in terms of appropriate supply answering to the bare needs of the market should allow an improvement of the profitability of the Group in terms of capital employed.

*Pro forma-unaudited financial disclosures are meant to simulate the effects of the merger as of February 28, 2002 for periods of time starting prior to this date. Half year accounts fully compliant with IAS will be available on the Corporation's web site : www.arcelor.com on September 2, 2002.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors consumer demand, steel prices, economic conditions and other factors.

Note: The 1st half 2002 results and highlights of the Arcelor Group will be commented during the press conference which will take place at the Group headquarters in Luxembourg, 19, avenue de la Liberté, on September 3, at 10.30 am

Press relations:
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359
France
Sandra Luneau: +33 1 41 25 6504
Spain
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29

Investor relations
Martine Hue: +352 4792 2414
00 800 4792 4792
+33 1 41 25 9898



PRESS RELEASE

On August 30,2002, the Board of Directors of Arcelor decided to proceed with the acquisition of 96,5% of the shares of Stahlcord Austria AG from its current shareholders.

TrefilARBED Bettembourg S.A. of Luxembourg, a 100% controlled ARCELOR company, will perform the acquisition. Stahlcord Austria AG has two factories, one in Fürstenfeld, Austria, and another in Szentgotthard, Hungary.

In 2001, Stahlcord Austria AG shipped some 10 kt of Steelcord products to the major (European and North American) tyre manufacturers at destinations in Europe and abroad. After the acquisition, which is expected to be closed before December 31, 2002, the combined production volume of TrefilARBED Bettembourg S.A. and Stahlcord Austria AG will amount to some 35 kt of Steelcord products.

For TrefilARBED the acquisition represents a strategic choice to follow the major tyre manufacturers' progressive expansion into Central and Eastern Europe.

TrefilARBED operates Steelcord plants in Europe, USA, South Korea and China. It is a leading producer of Steelcord and related products with shipments to all continents.

Luxembourg, September 3, 2002

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

France
Sandra Luneau: +33 1 41 25 65 04

Spain
Ignacio Agreda: +34 94 4894 162
Oscar Fleites: +34 985 1260 29

ARCELOR SELLS ITS STAKE IN BAMESA

In the light of its disposal commitments given to the European Commission following its creation, Arcelor has sold its 49% stake in the Spanish service centers group BAMESA ACEROS, previously held by USINOR.

14% have been sold to the Spanish holding ARMASFI, which already held 51% of BAMESA ACEROS, and 35% to the Turkish group BORUSAN.

Furthermore, Arcelor has acquired 40% of the BAMESA ACEROS Turkish subsidiary, BAMESA ÇELIK.

Luxembourg, October 10, 2002

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

Investor relations
Martine Hue: +352 4792 2414
00 800 4792 4792
+33 1 41 25 9898

France
Sandra Luneau: +33 1 41 25 65 04

Spain
Ignacio Agreda: +34 94 4894 162
Oscar Fleites: +34 985 1260 29

Inauguration of CST's hot rolling mill in Brazil

On November 11th, Companhia Siderúrgica de Tubarão (CST), in which the Arcelor group is the major shareholder together with CVRD and Kawasaki, officially inaugurated its new hot rolling mill at Vitória in the State of Espírito Santo on the South-East coast of Brazil.

The ceremony took place in presence among others of Guilherme Gomes Dias, Minister of planning and budget (representing the President of the Republic), José Inácio Ferreira, Governor of the Espírito Santo State, Guy Dollé, CEO of Arcelor, Roger Agnelli, Executive Chairman of CVRD, Luis Paulo Velozo Lucas, mayor of Vitória, and Sergio Vigidal, mayor of Serra.

The Arcelor representatives also included Senior Executive Vice Presidents Guillermo Ulacia, Jean-Yves Gilet, Paul Matthys and Michel Wurth, as well as Gérard Bernard, responsible for the BU Brazil, and the management of CST with its President José Armando de Figueredo Campos.

This inauguration marks the entry of CST - company that up to now only delivered slabs - on the market of hot-rolled coils. It is an important step for CST that marks its downstream development and confirms the interest, for Arcelor, of the stake taken in this company in 1998 via Acesita to accompany its automotive development strategy.

800,000 tons of the hot-rolled coils manufactured by CST will feed the new Vega do Sul plant presently under construction at São Francisco do Sul in the South of Brazil. This new Arcelor site, in which CST holds a 25% and which will manufacture pickled, cold-rolled and galvanized steel mainly for the automotive market, is also affiliated to Arcelor's Flat Carbon Sector. The remaining hot-rolled coils of CST will go to the local markets and to exports.

Thus, with the Vega do Sul investment, all the Brazilian participations confirm the position and the role of Brazil in Arcelor's long term strategy, in particular in flat carbon steels.

Luxembourg, November 11, 2002

Press relations
Patrick Seyler: +352 4792 2360
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359

Investor relations
Martine Hue: +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

With nearly 110,000 employees in over 60 countries, Arcelor is the world's biggest steel producer. In 2001, on a pro forma basis, annual production was approximately 43.5 million tons of steel with a turnover of over 27 billion euros. It is a major player in all its main markets, which include automotive, construction, household appliances, packaging and general industry. The Arcelor group is also active in engineering, copper sheet and heavy steel plate.

2002 THIRD QUARTER RESULTS

Results in line with expectations

- Margins improvement
- Progression of synergies
- Net indebtedness reduction

Luxembourg, November 15, 2002

The Board of Directors met on November 15, 2002 under the chairmanship of Joseph Kinsch and reviewed the consolidated accounts for the third quarter of 2002.

After a very difficult first quarter and a clearly better second one, the third quarter is characterized, as in previous years, by a lower activity due to seasonal slowdown effects. However, traditional Summer plant stoppings did not prevent the Group from continuing to reduce costs and progress with synergies.

For the third quarter, pro forma **consolidated net income** was 50 million euro.

Key Figures of the Group

In millions of euro Pro forma - unaudited*	3rd Quarter 2001	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002
Revenue	6,231	6,824	6,881	6,438
EBITDA	390	301	580	511
EBIT	132	67	274	243
Net income Group share	73	-22	115	50
EPS**	0.15	-0.05	0.25	0.10

** in euro

Revenue of the Group for the first nine months of 2002 amounted to 20,143 million euro compared to 20,545 million for the first nine months of 2001, or a decrease of 2% on a comparable basis. Group share of net income amounted to 143 million euro compared to 442 million for the same period. It does not fully reflect yet the trend reversal observed during the second and third quarters of 2002 nor the increased efforts of the Group to reduce costs.

Revenue of the Group for the third quarter 2002 was 6,438 million euro compared to 6,231 for the same period of 2001, or a 3% increase on a comparable basis.
Geographical breakdown was as follows: 74% in the EU, 13% in North America, 6% in South America and 7% in the rest of the world.

EBIT amounted to 243 million euro, or 3.8% of net sales, against 132 million or 2.1% of net sales for the same period of 2001.

After financial interest expenses of 128 million euro, contribution from associated companies of 25 million and taxes of 91 million, Group share of net income was 50 million. Increase of fiscal charges for the third quarter is due to currency effects in a brazilian entity not fiscally integrated.

At September 30, 2002, **cash generated by operations** of 1,261 million euro shows noticeable improvement compared to the situation at June 30, 2002. This evolution reflects the capacity of the Group to keep reducing working capital requirements.

In millions of euro Pro forma - unaudited*	December 31, 2001	June 30, 2002	September 30, 2002
Shareholders' equity **	8,509	8,249	8,104
Net financial debt	6,510	6,317	6,036
Net financial debt/shareholders' equity ***	0.77	0.77	0.74

** including minority interests.
*** excluding securitization effect.

At September 30, 2002, **net financial debt** was 6,036 million euro, or a substantial decrease compared to December 31, 2001 (6,510 million) and to June 30, 2002 (6,317 million).

At September 30, 2002, the net financial debt/shareholders'equity ratio, including minority interests, was 0.74, to be compared with 0.77 at June 30, 2002 and 0.77 at December 31, 2001. Pursuit of debt reduction remains a priority for the Group.

Breakdown of Revenue and EBIT by Sector

In millions of Euro Pro forma Unaudited*	T3 2001			T1 2002			T2 2002			T3 2002		
	Revenueo	EBIT.	%	Revenue	EBIT	%	Revenue	EBIT.	%	Revenue	EBIT	%
Flat Carbon Steel **	3,093	44	1.4	3,290	-73	-2.2	3,490	93	2.7	3,099	98	3.2
Distribution Transformation and Trading	2,283	53	2.3	2,224	35	1.6	2,640	62	2.3	2,379	98	4.1
Long Carbon Steel	979	69	7.0	1,086	125	11.5	1,139	106	9.3	1,008	83	8.2
Stainless Steel	935	-33	-3.5	1,079	-17	-1.6	1,162	42	3.6	992	25	2.5
Other activities	98	-1	-	254	-1	-	224	-36	-	199	-47	-
Intra group sales	-1,157	ns	-	-1,109	ns	-	-1,774	ns	-	-1,239	ns	-

**after reintegration of sales of coils and billets to packaging and rail activities (=>1H 2001 Flat Carbon Steel net sales = 7,378 million. Intra group sales = -2,821 million)

For the Flat Carbon Steel sector, variation of pro forma revenue between third quarters 2002 and 2001 reveals stability of shipments and average selling prices.
Customer mix has evolved showing an increase of shipments to automotive and a decrease to general industry. Significant rise of average selling prices to general industry during the third quarter offsets the sharp drop noted during the first half of this year. Average selling prices to the automotive sector remained stable.

For Distribution, Transformation and Trading activities, volume and price effects are slightly positive compared to the third quarter 2001. Average selling prices show the capacity of DTT to pass on to the customers the increase in metal prices.

Revenue for Long Carbon Products for the third quarter 2002 show a 3% increase compared to the same period of 2003. This favourable evolution is mainly due to brazilian activities, average selling prices and volumes remaining slightly down in Europe.

For Stainless steels, volumes remained globally stable and average selling prices have increased for flat stainless products. Both volumes and selling prices remain stable for long stainless products but at very low levels.

PROSPECTS

There is still concern over the possibility of a significant recovery of economies and this feeling should dominate the world economic landscape for a few more months.

Despite this disappointing business climate, the Group counts on a positive evolution of its results and confirms the pursuit of a rigorous approach in terms of appropriate supply to the bare needs of the market.

* Pro forma unaudited financial disclosures are meant to simulate the effects of the merger as of February 28, 2002 for periods of time starting prior to this date.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors consumer demand, steel prices, economic conditions and other factors.

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359
(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 9898



ARCELOR signs a memorandum of understanding (MOU) on the disposal of its units of Beautor and Sorral

In accordance with the commitments of disposals given by Arcelor to the European Commission during its creation, Arcelor informs that it has concluded a MOU on the disposal to the Duferco group of its coating lines of Beautor (cold rolling and electro-galvanizing) located at Beautor (France) and of Sorral (hot-dip galvanizing and *organic coating) located at Strasbourg (France). After consultation with the workers' representatives a final Sales* Purchase Agreement shall be negotiated and submitted for approval to the Commission of the European Union. Sorral is a 100% subsidiary, Beautor a 99.65% subsidiary of the Arcelor group.

These disposals should be effective during the 1st quarter of 2003.

Luxembourg, December 10, 2002

Press relations
Patrick Seyler: +352 4792 2360
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359
(France)
Sandra Luneau +33 1 41 25 65 04
(Spain)
Ignacio Agreda +34 94 4894 162
Oscar Fleites +34 985 1260 29

Investor relations
Martine Hue: +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

Arcelor signs a Memorandum of Understanding on the acquisition of the Pallanzeno *rolling mill and the acquisition of a stake in the San Zeno melting shop*

In the framework of the strategic development of its activities in the Long Products Sector, Arcelor informs that it has concluded a Memorandum of Understanding with the Duferco Group on the acquisition of the entire rolling mill of Pallanzeno, in the north of Italy, and the acquisition of a stake in the San Zeno di Naviglio melting shop, near Brescia in Italy.

The plants of Pallanzeno and San Zeno presently belong to Duferdofin, a 100% subsidiary of the Duferco Group.

The final agreement will be submitted to the approval of the relevant authorities.

Luxembourg, December 19, 2002

Press relations
Patrick Seyler +352 4792 2360
Paul Bertemes : +352 4792 2367
Jean Lasar : +352 4792 2359
(France)
Sandra Luneau : +33 1 41 25 65 04
(Spain)
gnacio Agreda : +34 94 4894 162
Oscar Fleites : +34 985 1260 29

Investor relations
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

Arcelor and CVRD made a firm proposal for the acquisition of CST shares

Luxembourg, December 23, 2002 - Arcelor (Luxembourg), the world's largest steel producer, and Companhia Vale do Rio Doce ("CVRD") (Brazil), the world's largest producer of iron ore, have made a joint proposal for the acquisition of Acesita S.A.'s (Brazilian flat stainless steel producer) participation in Companhia Siderúrgica de Tubarão ("CST") (Brazil), one of the world's largest producer of slabs which is also a producer of hot rolled coils, in which both Arcelor and CVRD already have a participating interest.

Arcelor and CVRD have also entered into a long term cooperation agreement to jointly accompany the development of CST. The first step of this agreement will consist in combining, consolidating and sharing their respective equity interests in this company.

For Arcelor, this partnership confirms the position and the role of Brazil in the group's long term strategy in particular in the flat carbon steel with the following objectives:

- producing high end products for the automotive industry and for the general steel market in Brazil;
- implementing a strategy of slabs including the development of CST's export capabilities.

Capitalizing on the already existing relationship between Arcelor and CVRD, this partnership aims ultimately at combining both companies' expertise and leadership in their respective areas with the objective of creating further value for their respective customers and shareholders.

Luxembourg, December 23, 2002

Press relations
Patrick Seyler +352 4792 2360
Paul Bertemes : +352 4792 2367
Jean Lasar : +352 4792 2359
(France)
Sandra Luneau : +33 1 41 25 65 04
(Spain)
gnacio Agreda : +34 94 4894 162
Oscar Fleites : +34 985 1260 29

Investor relations
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

Strategic group orientation projects

At its January 24 meeting, the board of directors of steel group Arcelor has been informed about the conclusions of strategic studies that have been conducted for almost one year. The goal was to analyze the competitiveness of production structures across Europe and to define the orientations for the industrial evolution of the production infrastructure and its capacity.

The strategies for the "Long Carbon Steel" and "Distribution Transformation Trading" sectors had been defined based on future profitability objectives at the occasion of previous meetings of the board of directors.

The studies on the orientation of the "Stainless Steel" segment will be concluded by the end of April 2003. In order to substantially improve the competitiveness, they foresee, at stable capacity, the concentration of the steel production, for instance through the construction of a new steelmaking plant upstream of the hot rolling mill of CARLAM in Charleroi, Belgium.

For the "Flat Carbon Steel" sector, it has been noted that the targeted competitiveness objectives can only be reached through the implementation of a concentration strategy of the liquid phase on the most competitive sites. These are the coastal sites with the most attractive production costs. Taking into account the increase in the performance of the plants in the context of the current implementation of improvement plans and the resulting availability of steel, the study leads to foresee, over time, the phased discontinuation of non-competitive capacities.

The board of directors noted that within Arcelor there will be a structural overcapacity for flat carbon steel products. An important volume of unprofitable orders needs to be added to this figure. Therefore the board has asked the management board to prepare all necessary measures in view of the concentration of future investments on the most competitive sites in order to guarantee the overall position of the group. As a consequence, major investments for the refurbishment of so-called continental or landlocked blast-furnaces would not be carried out. Such investments have an average life expectancy of 12 to 15 years.

The board estimated that it is its duty to make this information public immediately in order to mobilize all the constituencies impacted by the development and the implementation of these orientations. This mobilization should allow, in particular on those sites where these measures should have an impact on employment, to set up the accompanying measures required for the redeployment of the workforce and the industrial reconversion of the area. Arcelor is committed to initiate the dialogue in a constructive spirit in order to prepare the future.

Arcelor employs 106,000 associates at its various sites, generating annual sales of almost 27 billion euro, with a production of approximately 44 million tons of steel in 2002. The group is structured into four major product segments.

Luxembourg, January 24, 2003

Press relations
Patrick Seyler +352 4792 2360
Paul Bertemes : +352 4792 2367
Jean Lasar : +352 4792 2359
(France)
Sandra Luneau : +33 1 41 25 65 04

Investor relations
Martine Hue +352 4792 2414
00 800 4792 4792
+33 1 41 25 98 98

2002 ANNUAL RESULTS

A good operational performance in an unfavourable economical environment

- Synergies higher than expected
- Dividend of 0.38 per share

The Board of Directors met on February 27, 2003 under the chairmanship of Joseph Kinsch, reviewed the consolidated accounts and approved the Company's accounts for 2002.

The Board of Directors will propose to the shareholders Meeting a dividend of 0.38 euro per share. Dividend will be paid on May 22nd, 2003.

Despite a difficult environment for the world economy which was characterized by a pronounced growth slowdown, the Group realized a good gross operating result neighbouring two billion euro. This significant improvement is essentially due to cost reduction progress and more particularly to synergies which at 190 million represent almost the double of the target set by the industrial plan at the time of the merger.

At December 31, 2002, Pre-Tax amounted to 393 million euro. Pro forma consolidated net income was - 121 million. It corresponds to a consolidated net income adjusted for exceptional non cash items (458 million).

Key Figures of the Group

In millions of euro Pro forma - unaudited*	2001***	2002
Revenue	27,512	26,594
EBITDA	1,379	1,978
EBIT	- 200	780
Pre-Tax	- 681	393
Net income Group share	- 339	- 121
EPS**	- 0.70	- 0.25

** in euro
*** as published in 2002

Revenue for the Group in 2002 amounted to 26,594 million euro compared to 27,512 in million for 2001 or a 3.34% decrease.
Geographical breakdown was as follows: 75% in the EU, 12% in North America, 5% in South America and 8% in the rest of the world.

Gross operating income amounted to 1,978 million or 7.4% of net sales compared to 1,379 million or 5% of net sales in 2001. It shows, additionally the positive effect of price increases which took place quarter after quarter, the significant cost cutting realization.

Operating income was 780 million euro or 2.9% of revenues compared to -200 million in 2001. Even though hit by one off non cash exceptional items (185 million of impairment), operating income shows significant improvement.

After financial interest expense of 464 million euro, a positive contribution from associates of 77 million and taxes of 462 million, net income (Group share) was - 121 million.

Taxes essentially comprise intangible assets write down (deferred taxes accounted for in some of the Group's subsidiaries) and constitutes a non recurring non cash item.

At December 31, 2002, cash generated by operations was 1,800 million euro. Capital expenditure was 1,415 million euro, or a slight decrease compared to 2001 (1,590 million).

Net Financial Indebtedness

In millions of euro Pro forma - unaudited*	December 31, 2001	December 31, 2002
Shareholders' equity **	8,819	8,058
Net financial debt	6,510	5,993
Net financial debt/shareholders' equity **	0.74	0.74

** including minorities and residual negative goodwill.

At December 31, 2002 net financial debt was 5,993 million euro or a decrease of 517 million compared to December 31, 2001. This debt reduction is attributable to a good control of working capital requirements and capital expenditure. At December 31, 2002 the net financial debt/shareholder's equity/ (including minorities and residual negative goodwill) was 0.74 (0.74 at December 31, 2001). Stability of this ratio is due to the Brazilian real devaluation impact on Group equity.

Breakdown of revenue, EBITDA and EBIT by sector

In million euro Pro Forma	2001**					2002				
Non audited	Revenue	EBITDA	%	EBIT	%	Revenue	EBITDA	%	EBIT	%
Flat Carbon Steel	13,572	570	4.2	- 67	(0.5)	13,222	925	7.0	216	1.6
Long Carbon Steel	3,963	595	15.0	367	9.3	4, 256	613	14.4	430	10.1
Stainless Steel	4,240	- 53	(1.3)	- 677	(16)	4,248	200	4.7	45	1.1
Distribution Processing and Trading	9,541	292	3.1	186	2.0	9,444	319	3.4	209	2.2
Other activities	1,251	- 1	(0.1)	14	1.1	910	- 79	(8.7)	- 120	(13.2)
Intra Group sales	- 5,055	ns		ns		- 5,486	ns		ns	

** as published in 2002

Revenue for Flat Carbon Steel amounts to 13,222 million euro in 2002 compared to 13, 572 million in 2001 or a slight decrease (-2.6%) reflected by lower average selling prices than in 2001 as first quarter registered low historical prices, which only started to increase as of second quarter. Compared to 2001 shipped volumes have only increased by 0.3%. The significant improvement of gross operating income (925 million euro in 2002 compared to 570 million in 2001) is due to a better optimization of the mills but mainly to significant cost cutting. Operating income was 216 million euro in 2002 compared to a loss of 67 million in 2001, a significant progression despite the impact of one off exceptional item (asset impairment of 185 million).

For Long Carbon products, the revenue increase of 7.4% is attributable to the integration of new companies as well as to a sharp increase in shipped volumes (+4.2%). Average prices are slightly down (- 2.4%), prices in Northern Europe being hit by an increased weakness of the construction markets.

Revenue for Stainless Steel remain stable in 2002 at 4,248 million. However, at 200 million euro for 2002, gross operating income shows significant improvement compared with 2001 which was a loss of 53 million. This progress is essentially due to cost cutting and to synergies, shipped volumes increasing by 1.3%. Operating income is positive compared to a 677 million loss incurred in 2001 essentially due to one off exceptional items (asset impairment)

Revenue for the Distribution, Processing and Trading sector is down by 1% compared to 2001 and reflects a reduction of shipped volumes. Gross operating income increased in 2002 (319 million compared to 292 million in 2001) and translates clearly price increases for 2002 as well as significant cost reduction.

Revenue for other activities was 910 million euro compared to 1,251 million in 2001. Gross operating income was a loss of 79 million compared to a loss of 1 million in 2001. This sharp decrease, being essentially due to the decline of technological markets hitting copper foil activities.

Results of the parent company

At December 31, 2002, results of the parent Company were positive at 260 million euro.This result essentially comes from dividends paid by Group subsidiaries.

PROSPECTS

The year 2003 has started amidst political and economical uncertainties which should weigh on investment and therefore on industrial activity. In such a context the Group nevertheless confirms the strategic objectives defined at the time of the merger, the implementation of synergies and debt reduction.
In an environment developing in very different ways, the Group is positive about a rigorous approach, in terms of appropriate supply following demand and margins evolution.
For 2003 the Group expects improved results considering higher than 2001 average selling prices, mastering of inventories and important progress in terms of cost reduction and synergies.
The organization of the Group is in place and integration is viewed as a success.

Luxembourg, February 27 2003

* Pro forma unaudited financial disclosures are meant to simulate the effects of the merger as of February 28, 2002 for periods of time starting prior to this date.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors consumer demand, steel prices, economic conditions and other factors.

Press relations
Patrick Seyler: +352 4792 2362
Paul Bertemes: +352 4792 2367
Jean Lasar: +352 4792 2359
(Spain)
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
(France)
Sandra Luneau +33 1 41 25 65 04

Investor relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 9898

ARCELOR ACQUIRES CST SHARES

ARCELOR and Companhia Vale do Rio Doce (CVRD) inform that they agreed to buy from Acesita S.A. (Acesita), shares of Companhia Siderurgica de Tubarão (CST) owned by Acesita. Such shares are not affected to the CST controlling shareholders agreement.

This transaction is related to the bid made by ARCELOR and CVRD to Acesita publicly announced on December 23, 2002. As previously informed, the increase of CVRD's stake in CST is transitory, given that a way out option is already guaranteed by contract from 2007 onwards.

The acquisition will be completed until April 24, 2003. It will involve the acquisition by CVRD of 4.42% of the common shares and 5.64% of the preferred shares of CST, representing 5.17% of CST total capital. Simultaneously, ARCELOR will acquire the remaining common and preferred shares of CST, representing 8.84% of CST total capital. The average price per 1,000 shares to be paid by ARCELOR and CVRD will be US$ 22.66. Therefore, ARCELOR will spend US$102m with the purchase of CST shares.

After the closing of this transaction, ARCELOR will own 24.934% of CST common shares and 29.962% of CST preferred shares, totaling 28.022 % of CST capital, the same percentages of CVRD.

The acquisition by ARCELOR and CVRD of CST common shares equivalent to 14.85% of its voting capital, owned by Acesita and affected to the shareholders agreement, could take place in the future if the other members of such shareholders agreement authorize the transaction or after the expiration of the current CST shareholders agreement - May 2005.

ARCELOR and CVRD confirm that the CST expansion project, which involves the construction of a third blast furnace, will come on stream in 2006. This project will be totally financed by CST from its own cash flow and/or debt issuance.

Capitalizing on the already existing relationship between Arcelor and CVRD, this operation aims ultimately at combining both companies' expertise and leadership in their respective areas with the objective of creating further value for their respective customers and shareholders.

Luxembourg, March 28, 2003

Press relations
Patrick Seyler : +352 4792 2362
Paul Bertemes : +352 4792 2367
Jean Lasar : +352 4792 2359
Luc Scheer : +352 4792 4455
(Spain)
Ignacio Agreda : +34 94 4894 162
Oscar Fleites : +34 985 1260 29
(France)
Sandra Luneau : +33 1 41 25 65 04

Investor relations
Martine Hue : +352 4792 2151
00 800 4792 4792
+33 1 41 25 9898

Privatization process of Polish steel industry

Arcelor confirms its interest in the Polish market which has an important medium and long term growth potential. Based privatizations in Spain and France as well as with the upgrading of units in former East Germany, Arcelor considers that, f on value creation, the economic performance of the Polish steel industry (PHS) is not compatible with the privatization pro the Polish authorities.

The ambitious project developed by Arcelor aimed to integrate PHS step by step into the European structures of the producer, in particular by opening outlets for high quality steels. Not having had the opportunity to convince the Polish auth of its approach, Arcelor has decided not to submit an offer in the context of the current process.

Leveraging the geographical location of some of its factories, Arcelor clearly intends to further develop its industrial activitie

---

Relations Presse
Patrick Seyler : +352 4792 2362
Paul Bertemes : +352 4792 2367
Luc Scheer : +352 4792 4455
France
Sandra Luneau : +33 1 41 25 65 04

Investor Relations
Martine Hue : +352 4792 2151
00 800 4792 4792
+33 1 41 25 9898

<< Back

Arcelor sells 50 per cent share in Lusosider to Corus

Luxembourg, April 22, 2003 - Arcelor S.A. and Sollac Méditerranée, a subsidiary of Arcelor, have agreed to sell Sollac's 50 per cent share in Lusosider Projectos Siderúgicos S.A., a Portuguese 50/50 joint venture between Corus and Arcelor, for EUR 10.84 million in cash to Corus Staal BV, a subsidiary of Corus Group plc.

Completion of the transaction is subject to confirmation by the competent cartel authorities.

Lusosider had net assets of EUR 58.2 million as at December 31, 2001 and it made a loss of EUR 0.3 million in the year to December 31, 2001.

With 104,000 employees in over 60 countries, Arcelor is the world's largest steel producer. In 2002, on a pro forma basis, annual production was approximately 44 million tons of steel with turnover of 26.6 *billion euros. It is a major player in all its main markets: automotive, construction, household appliances* and packaging, and general industry.

Note to the Editor

Following the merger of Aceralia, Arbed and Usinor in February 2002, to form Arcelor, the European Commission required Arcelor to divest a number of assets, including its stake in Lusosider.

Lusosider produces hot dipped galvanised steel sheet and electrolytic tinplate. Lusosider's head office and production facilities are located at Aldeia de Paio Pires in Seixal near Lisbon, Portugal. It employed 303 people as at December 31, 2002. In 2002, it produced 213,000 tons of hot dipped galvanised sheet and 66,000 tons of tinplate. Its galvanised sheet market is principally steel service centres; its tinplate market is mainly food and beverage can making and packaging. Around 86 per cent of total sales are within the Iberian Peninsula.

Relations Presse
Patrick Seyler : +352 4792 2362
Paul Bertemes : +352 4792 2367
Luc Scheer : +352 4792 4455
France
Sandra Luneau : +33 1 41 25 65 04

Investor Relations
Martine Hue : +352 4792 2151
00 800 4792 4792
+33 1 41 25 9898

<< Back

Arcelor Ordinary General Meeting on April 25, 2003

The Ordinary General Meeting of Arcelor's shareholders held on April 25, 2003 and chaired by Mr. Joseph Kinsch adopt on the agenda.

In particular, the Meeting approved the accounts of the parent company for the 2002 financial year and the payment of a EUR 0.38 per share, due on May 22, 2003.

The **items on the agenda** were:

- Report of the Board of Directors and opinions of the independent auditor on the annual accounts and the consolida 2002 financial year
- Approval of the annual accounts for the 2002 financial year
- Approval of the consolidated accounts for the 2002 financial year
- Allocation of results and determination of directors' emoluments and of the dividend
- Determination of attendance fees to be paid to directors
- Discharge of the directors
- Final appointment of a replacement director
- Renewal of the authorisation of the Board of Directors to acquire shares in the Company or to cause the acquisition other companies in the Group
- Authorisation of the Board of Directors to grant options to subscribe or purchase shares

2002: A year of integration in a difficult global environment

Throughout 2002 the Arcelor Group operated in a difficult global economic environment, characterized by a marked slow

"Our Group's operating performance nevertheless measures up to our ambitions and expectations. Right from our first fi demonstrated that by pooling the human, industrial, commercial and financial resources of the three founding companies A Usinor, we can take up the challenges of globalization with strengthened potential, based on the determination and compe said Mr. Joseph Kinsch, Chairman of Arcelor's Board of Directors.

Mr. Kinsch emphasized that the General Meeting of shareholders that marked the conclusion of the group's first year of special event. "Today is our first opportunity to report to you, you who have decided to trust us and to support the formidab Arcelor represents", he told the shareholders.

Mr. Kinsch recalled that the main operating sectors had posted some contrasting performances, but that the Group as a to generate the synergies it had announced and had even exceeded the targets set for 2002. He added that each of the G had also achieved some significant management gains.

The Chairman stated that during the first year of its existence Arcelor had decided to operate according to the principles governance, to apply the rules of the IFRS international financial reporting standards (IAS) and to observe a commitment t development in all its activities.

The Chairman of the Management Board, Mr. Guy Dollé, pointed out that the Group had succeeded in increasing its sel steps. In this context he reemphasized Arcelor's policy of tailoring supply more closely to demand and of giving priority to p than volumes.

"All these factors have enabled us to achieve a gross operating profit ahead of our initial objective. From this point of vie accomplished one of the goals set when establishing Arcelor: to establish a more balanced relationship with our customers are much more concentrated than we are, without compromising the trust they place in us".

Mr. Dollé noted that the strategic reflection carried out for each operating sector "clearly aims to bring each activity up to level so as to achieve our value-added creation objectives". In the flat carbon steel products sector this strategic orientation approved by the Board of Directors on January 24 of this year, aims to concentrate European liquid-phase steel production sites and for the blast furnaces at the continental locations to be phased out in due course. As for the stainless steels secto orientation that will be submitted to the Board of Directors in the weeks to come aims to sustainably enhance the competiti steel in Europe.

Mr. Dollé summarized by saying that "2002 was a year of integration, 2003 will be a year of consolidation. It is now up to the longer term the good start that Arcelor has made".

Outlook

In his analysis of the way the Group's different lines of business are developing in 2003, Mr. Dollé showed both confiden "Confidence because our customers' stocks are still for the time being at normal levels and because we don't have any par a sudden surge of imports into Europe.

This also allows us to remain confident about the trend in prices that we are aiming at in 2003 and about our ability to im notably by means of synergies.

But caution as well, because there are some genuine threats to our business at the global level, be they uncertainties re economic recovery or the way exchange rates are moving".

Press Relations
Patrick Seyler : +352 4792 2362
Paul Bertemes : +352 4792 2367
Jean Lasar: 352 4792 2359
Luc Scheer : +352 4792 4455
(Spain) Ignacio Agreda : +34 94 4894 162 Oscar Fleites : +34 985 1260 29
(France)
Sandra Luneau : +33 1 41 25 65 04

Investor Relations
Martine Hue : +352 4792 2151
00 800 4792 4792
+33 1 41 25 9898

ARCELOR

Exemption Request
Pursuant To
Rule 12g3-2(b)

Volume II

ARCELOR

Exemption Request
Pursuant to Rule 12g3-2(b)

INDEX

VOLUME II

Documents Otherwise Filed, Provided to Shareholders, Published or Made Available to the Public



Commitment charter

for member companies of the NextEconomy and NextPrime segments

Listed companies that apply for admission to the NextEconomy and NextPrime market segments undertake to respect the highest standards of financial communication. These undertakings are summarised below in 8 points.

By its membership of the NextPrime segment of the Euronext market, our company attests to its commitment to offer high level of liquidity and of financial information. To this end, it has voluntarily given a certain number of undertakings, relating on the one hand to the liquidity of its shares and, on the other hand, to the nature, the format and the frequency of provision of financial information.

Liquidity of our share

» In order to provide investors with the liquidity that they require, our company's share is traded continuously.

Financial information

In order to fulfil the expectations of our partners - investors, shareholders, analysts, journalists - in respect of transparency, we give Euronext an undertaking to provide on an ongoing basis high-quality financial data in excess of our regulatory obligations.

» In addition to our annual and half-yearly reports, we publish quarterly financial reports.

» Our financial documents, our annual and quarterly reports, our financial information reporting dates and our press releases are published in English.

» Our annual report indicates the general policy adopted by our company with regard to corporate governance.

» We have adopted the IFRS *(International Financial Reporting Standards)* accounting standards as approved by the European Union.

» We organise at least two analyst meetings each year.

» We are setting up and will maintain a high-quality website comprising information capable of fulfilling our partners' expectations in respect of financial transparency. This website contains as a minimum our annual and quarterly financial reports, our admission prospectus, available information on our shareholders, our financial information reporting dates and other documents addressed to investors. The same information is communicated to Euronext which also places it online.

» We are making every effort to follow Euronext's recommendations with regard to transparency in respect of share dealings by directors of the company and with regard to *corporate governance,* and give the financial community all necessary information to enable the preparation of analyst reports on our company.


NP
euronext
NextPrime



société anonyme
registered office: 19 avenue de la Liberté, L-2930 Luxembourg
R.C. Luxembourg B 82.454

NOTICE

IS HEREBY GIVEN THAT THE **ANNUAL GENERAL MEETING** OF ARCELOR WILL BE HELD ON **FRIDAY 26TH APRIL 2002** AT 11 AM CET WITH THE FOLLOWING AGENDA:

AGENDA AND PROPOSED RESOLUTIONS

1. REPORTS OF THE BOARD OF DIRECTORS AND THE STATUTORY AUDITORS

2. APPROVAL OF THE NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31ST DECEMBER 2001

Proposed resolution (first resolution)

After having heard the reports of the Board of Directors and the Statutory Auditors, the General Meeting approves the full non-consolidated financial statements for the year ended 31st December 2001 as they have been presented and which show a total profit for ARCELOR of 290.07 EURO.

3. ALLOCATION OF RESULTS

Proposed resolution (second resolution)

The General Meeting resolves to allocate the profit of 290.07 EURO to the legal reserve.

4. DISCHARGE OF THE DIRECTORS' RESPONSIBILITY FOR THE PERIOD ENDED 31ST DECEMBER 2001

Proposed resolution (third resolution)

The General Meeting resolves to give discharge to the Directors for the fulfilment of their duties during the financial year ended 31st December 2001.

5. DISCHARGE OF THE STATUTORY AUDITORS' RESPONSIBILITY FOR THE PERIOD ENDED 31ST DECEMBER 2001

..oposed resolution (fourth resolution)

The General Meeting resolves to give discharge to the Statutory Auditors for the fulfilment of their duties *during the financial year ended 31st December 2001.*

6. APPOINTMENT OF INDEPENDENT AUDITORS

Proposed resolution (fifth resolution)

The General Meeting resolves to appoint KPMG Audit, société civile, Luxembourg, as the independent auditor for the non-consolidated financial statements of ARCELOR and the consolidated financial statements of the ARCELOR group, for a period ending with the supervision of the 2004 financial statements.

(Note: The above is a translation from the original French which will prevail in case of inconsistency.)

Note:
ARCELOR, a *société anonyme* under Luxembourg law, was incorporated on 8th June 2001.
The first financial year ended 31st December 2001 and the General Meeting of shareholders *will deliberate on the non-consolidated financial statements for that period.*
At the end of the period under review, ARCELOR had no operational activity.
Starting with and for the financial year 2002, the company will establish consolidated financial statements which will be submitted to the general meeting of shareholders to be held on 25th April 2003.

The General Meeting will validly deliberate, regardless of the number of shareholders present and the number of shares represented. Resolutions will be adopted by simple majority of the votes validly cast by shareholders present or represented at the meeting.

The Board of Directors reminds that the conditions for attendance or representation by proxy at the General Meeting are as follows:

1. Shareholders personally registered in the ARCELOR register of shares: ..nditions for attendance in person

..areholders personally registered in the ARCELOR register of shares will receive a package by post containing inter alia the notice of the General Meeting with the agenda and the proposed resolutions and a form on which they can indicate whether they intend to personally attend the meeting or wish to be represented thereat by proxy (hereinafter, such form will be referred to as the "Form").

Shareholders personally registered in the ARCELOR register of shares before 19th April 2002 will be admitted to the General Meeting without any formality. They are nevertheless kindly requested to provide notice of their attendance by using the Form which should be returned duly completed, dated and signed, by 19th April 2002 at the latest, to Euro Emetteurs Finance, 48 Boulevard des Batignolles, F-75850 Paris Cedex 17, which has been appointed by ARCELOR for that purpose.

Shareholders personally registered in the ARCELOR register of shares who wish to be represented by proxy at the meeting should follow the instructions in 3 a) below.

Holders are reminded that, pursuant to article 6.4 of the articles of incorporation, no entry will be made in the register of shares and no notification of transfers of shares will be recognised by ARCELOR *during the period commencing 20th April 2002 and ending at the closing of the General* Meeting on 26th April 2002.

2. Shareholders not personally registered in the ARCELOR register of shares: conditions for attendance in person

a) Shareholders holding their shares through Euroclear France may attend in person and vote at the General Meeting provided they cause to be delivered to Euro Emetteurs Finance, 48 Boulevard des Batignolles, F-75850 Paris Cedex 17, which has been appointed therefor by ARCELOR, the duly completed, dated and signed Form together with a blocking certificate indicating the number of shares held and stating that such shares have been blocked until the close of the General Meeting on 26th April 2002 (hereinafter referred to as the "blocking certificate"). These documents must reach Euro Emetteurs Finance by 19th April 2002 at the latest.

The Form and the blocking certificate should be requested from the bank, the professional securities depositary or the financial institution with whom their shares are on deposit. The aforementioned intermediaries may obtain the Form from Euro Emetteurs Finance, 48 Boulevard des Batignolles, F-75850 Paris Cedex 17 (Phone. +33 1 55 30 59 88; Fax +33 1 55 30 59 30).

b) Shareholders holding their shares through an adhering entity of the Servicio de Compensación y Liquidación de Valores S.A. may attend in person and vote at the General Meeting provided they obtain from the bank, the professional securities depositary or the financial institution with whom their shares are on deposit, a " tarjeta de asistencia " and a "certificado de legitimacion". The "certificado de legitimacion" must state that the aforementioned shares have been blocked until the close of the General Meeting on 26th April 2002. Both the "tarjeta de asistencia" and the "certificado de legitimación" must reach the Spanish intermediary, Banco Bilbao Vizcaya Argentaria S.A., Clara del Rey 26, E- 28004 Madrid, by 19th April 2002 at the latest. Those documents will subsequently be centralised by Euro Emetteurs Finance in Paris (France).

c) Shareholders holding their shares through Clearstream Banking, Luxembourg, or Euroclear Bank, Brussels, may attend in person and vote at the General Meeting provided they give an instruction to this effect to the bank, the professional securities depositary or the financial institution with whom their shares are on deposit, and by causing such shares to be blocked until the close of the General Meeting on 26th April 2002. These instructions as well as the blocking certificate must be forwarded via Clearstream Banking, Luxembourg, or Euroclear Bank, Brussels, to the centralising bank, Banque Générale du Luxembourg, 50 Avenue J.-F. Kennedy, L- 2951 Luxembourg, by 19th April 2002 at the latest. *Such instructions and certificates will subsequently be centralised by Euro Emetteurs Finance in* Paris (France).

3. Conditions for proxy voting

a) *Shareholders personally registered in the ARCELOR register of shares and shareholders holding* their shares through Euroclear France may be represented by a proxy at the General Meeting by causing a power of attorney to be delivered to Euro Emetteurs Finance, 48 Boulevard des Batignolles, F-75850 Paris Cedex 17, appointed by ARCELOR therefor, by 19th April 2002 at the latest. They must for that purpose use the Form, which enables them, should they so wish, to give voting instructions to the proxy.

Shareholders holding their shares through Euroclear France must provide a blocking certificate with the Form. The Form and the blocking certificate should be requested from the bank, the professional securities depositary or the financial institution with whom their shares are on deposit. The aforementioned intermediaries may obtain the Form from Euro Emetteurs Finance, 48 Boulevard des Batignolles, F-75850 Paris Cedex 17 (Phone. +33 1 55 30 59 88; Fax +33 1 55 30 59 30).

b) Shareholders holding their shares through an adhering entity of the Servicio de Compensación y Liquidación de Valores S.A. may be represented by a proxy at the General Meeting provided they give an instruction to this effect to the bank, the professional securities depositary or the financial institution with whom their shares are on deposit, and by causing such shares to be blocked until the close of the General Meeting on 26th April 2002, which has to be evidenced by a "certificado de legitimación". These instructions and the "certificado de legitimación", must reach the Spanish intermediary, Banco Bilbao Vizcaya Argentaria S.A., Clara del Rey 26, E- 28004 Madrid, by 19th April 2002 at the latest. Such instructions and certificates will subsequently be centralised by Euro Emetteurs Finance in Paris (France).

c) Shareholders holding their shares through Clearstream Banking, Luxembourg, or Euroclear Bank, Brussels, may be represented by a proxy at the General Meeting provided they give an instruction to this effect to the bank, the professional securities depositary or the financial institution with whom their *shares are on deposit, and by causing such shares to be blocked until the close of the General Meeting* on 26th April 2002. These instructions as well as the blocking certificate must be forwarded via Clearstream Banking, Luxembourg, or Euroclear Bank, Brussels, to the centralising bank, Banque Générale du Luxembourg, 50 Avenue J.-F. Kennedy, L- 2951 Luxembourg, by 19th April 2002 at the latest. *Such instructions and certificates will subsequently be centralised by Euro Emetteurs Finance in* Paris (France).

4. Requesting documents

Shareholders may obtain copies of the report of the Board of Directors, the non-consolidated financial statements for the period ended 31st December 2001, the report of the Statutory Auditors as well as of the resolutions proposed by the Board of Directors from the following contact numbers and addresses:

- directly from ARCELOR:

- registered office - Shareholder Department	Phone +352 4792 2187 Fax +352 4792 2548
- Liege - Legal Affairs Department	Phone +32 4 2366830 Fax +32 4 2366847
- Madrid - Investor Relations Department	Phone +34 91 596 94 31 or + 34 902 152 153 Fax +34 91 596 94 60 or +34 98 512 6088
- Paris - Investor Relations Department	Phone +33 1 41 25 98 98 Fax +33 1 41 25 97 80

- or:

- in Luxembourg, from Banque Générale du Luxembourg
Phone +352 4242 3039 or + 352 4242 2992 Fax +352 4242 2979
- in France, from Euro Emetteurs Finance, 48 bld des Batignolles, F-75850 Paris
Phone +33 1 55 30 59 88 Fax +33 1 55 30 59 30
- in Belgium, from Fortis Banque Bruxelles
Phone +32 2 565 54 49 Fax +32 2 565 53 40
- in Spain, from Banco Bilbao Vizcaya Argentaria
Phone +34 913747007 Fax +34 913746969

All such documents may also be downloaded from the website www.arcelor.com where they will be available on the "General Meeting" page from 9 April 2002.

Luxembourg, 5 April 2002

For the Board of Directors
The Chairmen
Francis Mer Joseph Kinsch



Non-consolidated financial statements
as of 31 December 2001

ARCELOR S.A.
Société Anonyme
Registered office: L-2930 LUXEMBOURG
19, avenue de la Liberté
R.C. Luxembourg No B 82454



Approval of non-consolidated financial statements as of 31 December 2001

In its meeting of 1 March 2002 the Board of Directors approved the non-consolidated financial statements of ARCELOR S.A. set out hereunder consisting in:

- the balance sheet as of 31 December 2001 and the profit and loss account for the period from 8 June to 31 December 2001 showing shareholders' equity without the results for the period, of EUR 32,250.00 and net results for the period of EUR 290.07,
- the notes to the financial statements,
- the list of Directors as of 31 December 2001.

Luxembourg, 1 March 2002

The Board of Directors

[signatures]

ARCELOR S.A.

SUMMARY

ARCELOR S.A.

BOARD OF DIRECTORS

Mr Joseph KINSCH L-2930 Luxembourg	Chairman
Mr Francis MER F-92800 Puteaux	Chairman
Mr Guillermo ULACIA ARNAIZ E-28046 Madrid	Director
Mr Gonzalo URQUIJO FERNANDEZ DE ARAOZ E-28046 Madrid	Director
Mr Fernand WAGNER L-2930 Luxembourg	Director
Mr Michel WURTH L-2930 Luxembourg	Director
Mr Guy DOLLE F-92800 Puteaux	Director
Mr Robert HUDRY F-92800 Puteaux	Director

ARCELOR S.A.

REPORT

of the Board of Directors to the Ordinary General Meeting of Shareholders of 26 April 2002

For the purpose of the amalgamation of the ACERALIA, ARBED and USINOR groups through the combination within one group of their industrial, commercial and human resources, ARCELOR S.A., based in the Grand Duchy of Luxemburg, was incorporated on 8 June 2001 to become the parent company of that new group..

On 19 July and 21 November 2001 the European Commission gave its approval to the amalgamation. Further to that approval, the Board of Directors decided on 12 December 2001 to launch the three public exchange offers on all the capital stock and voting rights of ACERALIA Corporación Siderúrgica S.A., ARBED S.A. and USINOR S.A.

The offers were a resounding success as witnessed by the fact that at the close of the public exchange offers

- 98.32% of the ARBED shares outstanding at the close of the offer,
- 93.35% of the USINOR shares outstanding at the close of the offer,
- 94.79% of the ACERALIA shares outstanding at the close of the offer

were tendered to the offers launched by ARCELOR S.A.

As a result, all the conditions precedent to the public exchange offers had been fulfilled.

Shareholders are reminded that, on 7 June 2001 the ACERALIA, ARBED and USINOR groups entered into a fiduciary agreement under which they appointed BNP Paribas Luxembourg and Dexia Banque Internationale Luxembourg as their fiduciaries, and transferred EUR 16,125 to each of the fiduciaries with the instruction to incorporate ARCELOR S.A. with a share capital of EUR 32,250, and to hold the shares as fiduciary assets in their name but for the account of ACERALIA, ARBED and USINOR.

ARCELOR S.A.

At the end of the period under review, ARCELOR S.A. had no trading activity of its own.

The first financial year ran from June to December and closes with a net profit of EUR 290.07. We propose that the General Meeting allocates this amount to the legal reserve.

ARCELOR S.A.

Balance Sheet as of 31 December 2001

ASSETS	Note	**2001/EUR**	**LIABILITIES**	Note	**2001/EUR**
			A. SHAREHOLDERS' EQUITY		**32,250.00**
			I. Subscribed Capital	4	32,250.00
D. CURRENT ASSETS		**37,533.68**	**C. DEBTS**	5	**4,993.61**
II. Receivables	3	7,800.36			
IV. Cash at banks, postal cheque accounts, cheques and collections		29,733.32			
			E. PROFIT FOR THE PERIOD		**290.07**
TOTAL ASSETS		**37,533.68**	**TOTAL LIABILITIES**		**37,533.68**

Items of the legal schedule that do not apply are not featured (Article 207 Paragraph 5 of the law of 10 August 1915 as thereafter amended).
The above presentation complies with the provisions of article 215 of the law of 10 August 1915 as thereafter amended.

ARCELOR S.A.
Profit and Loss Account
for the period from 8 June to 31 December 2001

	Note	2001/EUR
Other operating income		6,782.92
Other operating charges		- 6,782.92
OPERATING PROFIT	6	**0.00**
Interest income		**496.56**
Other interest and similar income		496.56
Interest charges		**74.94**
Interest payable and similar charges		74.94
FINANCIAL PROFIT		**421.62**
RESULTS FROM ORDINARY ACTIVITIES, BEFORE TAXATION		**421.62**
Tax on results from ordinary activities		**131.55**
RESULTS FOR THE PERIOD		**290.07**

Items of the legal schedule that do not apply are not featured (Article 207 Paragraph 5 of the law of 10 August 1915 as thereafter amended).
The above presentation complies with the provisions of article 231 of the law of 10 August 1915 as thereafter amended.

ARCELOR S.A.

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The company was incorporated on 8 June 2001 for an unlimited period under the form of a société anonyme. Its registered office is in Luxembourg City.

The initial company name of NEWCO STEEL was changed to ARCELOR by a resolution of the extraordinary general meeting of 12 December 2001.

2. ACCOUNTING PRINCIPLES

2.1. General Principles

The annual financial statements are prepared in accordance with Luxembourg legislation and with generally accepted accounting principles.

2.2. Principal valuation rules

2.2.1. Receivables

Receivables are carried at their nominal value as assets on the balance sheet. Specific adjustments to value for receivables that appear to be partially or completely irrecoverable are, if applicable, recorded at the end of the financial year.

2.2.2. Debts

Debts are carried at their nominal value as liabilities on the balance sheet.

3. RECEIVABLES

The receivables represent invoices to be issued to ARBED S.A.

4. SUBSCRIBED CAPITAL

As of 31 December 2001, the subscribed and fully paid up capital of EUR 32,250 is represented by 6,450 shares without nominal value held by :

BNP PARIBAS LUXEMBOURG S.A.	3,225
DEXIA BANQUE INTERNATIONALE A LUXEMBOURG S.A.	3,225
Total	6,450

5. DEBTS

Debts primarily represent charges in connection with the setting up of the company and amounts owed to the tax administration in respect of taxes on net results and value added tax due.

6. OPERATING PROFIT

The operating profit consists essentially of fees re-invoiced to ARBED S.A. in connection with the setting up of the company.

ARCELOR S.A.

STATUTORY AUDITORS' REPORT

To the shareholders of ARCELOR S.A.

In accordance with article 62 of the law of 10 August 1915 as amended, we are pleased to report on the fulfilment of our mission in respect of the first financial year from June to December of 2001.

Within the scope of our mission, we verified the balance sheet as of 31 December 2001, amounting to EUR 37,533.68, and the profit and loss account for the financial year, which closes with a net profit of EUR 290.07, as well as the notes to the financial statements. We performed our mission on the basis of the customary diligence in Luxembourg for the execution of mandates of statutory auditors.

Our audit consisted of appropriate samplings and verifications.

We were in particular able to determine that the balance sheet and the profit and loss account as of 31 December 2001 are in agreement with the accounting records.

We therefore recommend to the general meeting of shareholders to approve the financial statements as presented by the board of directors.

Luxembourg, 1 March 2002

The Board of Statutory Auditors

[signed]	[signed]	[signed]
Marcel Weiler	Alfonso Neira González	Alain Geurts

arcelor

First Quarter Report 2002

ARCELOR
Société anonyme

Registered office:
19, avenue de la liberté
L-2930 Luxembourg

Trade Register: Luxembourg B 82 454

Capital subscribed and paid up at 31.03.2002: EUR 2 641 802 555
Authorized capital (including subscribed capital): EUR 5 000 000 000

Arcelor was created following the merger of Aceralia, Arbed and Usinor. By leveraging their complementary technical, industrial and commercial strengths, the three partners have built a group committed to establishing itself as the benchmark in the global steel industry. With more than 100,000 employees in over sixty countries, Arcelor is the world's leading steel producer. In 2001, on a pro forma basis, the Group posted annual production of approximately 43.5 million metric tons and revenues of more than 27 billion euros. Arcelor is a foremost supplier in all of its core markets: automotive, construction, household appliances, packaging and general industry. The Group is also an important supplier in the engineering, copper foil and heavy-gauge plate segments.

Arcelor operates in four core business sectors: Flat Carbon Steels, Long Carbon Steels, Stainless Steels and Distribution Transformation Trading. Each sector is organized into business units, which cover either a geographic area or a dedicated solutions portfolio.

Arcelor is the world's leading producer of flat carbon steels in terms of both volume and value, turning out close to 30 million metric tons in 2001. With almost 55,000 employees, this sector represents revenues of approximately 13 billions euros, which is close to 10 % of the global market.

The product portfolio spans the complete spectrum of thin flat-rolled products: hot-rolled coils, cold-rolled coils and corrosion-resistant sheet steel. These products are shipped to customers in a wide range of sectors: automotive, household appliances, packaging, construction and civil engineering, machine construction and processing.

The Group is also the world's number one producer of long carbon steel products, producing approximately 11 million metric tons in 2001. This sector counts 18,000 employees and generates revenues of 4 billion euros.

The product portfolio comprises three categories:

- Heavy-gauge long products: beams, structurals, sheet piling, special structurals, rails and merchant steels;
- Light-gauge long products: concrete reinforcing bars and wire rod;
- Drawn products: steelcord (reinforcing rubber tires and cladding), saw wire, mild steel drawn products (bright wire, annealed and galvanized wire, messing, concrete fibers), and hardened steel (pre-stressed wire).

Long products are mainly used for construction and engineering applications, the tire and cladding industry, as well as other industrial and agricultural segments.

Arcelor is a top player in the stainless steels market in terms of both volumes and revenues, producing some 2.6 million metric tons of raw steel in 2001. With 15,000 employees, this sector generates revenues of 4.1 billion euros and has a 15 % share of the global cold-rolled market. Arcelor spans almost the entire range of stainless steel and alloys products available in Europe, Asia and the Americas. The product portfolio comprises:

- Flat stainless steel: Ugine and ALZ (Europe), Acesita (Brazil, with a 27.68 % stake), Thainox (Asia) and J&L (USA);
- Long stainless steel products: (PLIA long stainless steel and alloys) in Europe, Mexico and USA;
- Precision rolled stainless steel strip and flat nickel alloy products: Imphy Ugine Précision (Europe, USA);
- Stainless steel specialty plates, specialty steels: Industeel (Europe).

Stainless steels are shipped to four core markets: household appliances (heavy white goods and small appliances), automotive (mainly for exhaust systems), construction and urban furniture (façades, equipment) and industry (food, chemicals and oil).

Arcelor's Distribution Transformation Trading sector supplies customers with both Group solutions and third-party products. The sector counts 16,000 people and generated in 2001 revenues of 9.6 billion euros.

The business units in this sector offer a number of competitive advantages:

- close proximity to a dispersed customer base, strong customer loyalty thanks to a large sales force;
- extensive service and logistics networks;
- expertise in downstream Steel Solutions;
- added-value for the steel products proposed.

Distribution activities focus on four core segments, ensuring customers maximum flexibility:

- service centers (steel product finishing units), which deliver ready-to-use steel solutions;
- steel sales and trading, which store and perform light finishing of products for smaller customers;
- plastic sales and trading, serving customers in the construction and civil engineering sectors;
- value-added steels sales and trade, specializing in the distribution of anti-corrosion, anti-abrasion and high-strength steels.

Distribution business units deliver products to customers in such markets as household appliances, construction, rolling stock and general industry.

Processing activities include:

- panels, structurals and tubing for the construction, public works and civil engineering markets (frames, shells, finishings and interior decorating);
- packaging steels (consumer goods for the food industry and other segments).

Trading activities involve the purchase and resale of steel products produced by third-party manufacturers.

HIGHLIGHTS

On February 18, 2002, Arcelor shares were listed for the first time on the Luxembourg Stock Exchange, on the Premier Marché of Euronext Brussels, on the Premier Marché of Euronext Paris SA and on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges. Following the three public share for share offers launched by Arcelor on Aceralia, Arbed and Usinor between December 24, 2001 and February 8, 2002, and extended in France, Belgium and Luxembourg from February 18, 2002 to March 8, 2002, Arcelor now owns 97.58 % of Usinor, 99.43 % Arbed and 95.03 % of Aceralia.

On March 1, 2002, in line with the Group's newly defined principles of corporate governance, the Arcelor Board of Directors announced that it had set up two committees to provide information for shareholders, ensure openness vis-à-vis the markets and optimize the Group's functioning. The Audit Committee is tasked with assisting the Board of Directors in its control functions. The Appointment and Remuneration Committee is responsible for proposing to the Board the policy to apply regarding remuneration of members of the Management Board. In addition, this committee is mandated to present proposals to the Board regarding the appointment of members of the Board of Directors and the Management Board.

On March 15, 2002, the first stone was laid at the Vega do Sul plant in São Francisco do Sul, Southern Brazil. This new unit will process cold-rolled and galvanized steel sheet and will have an annual production capacity of 880,000 metric tons. The plant will come onstream during the second quarter of 2003. The State of Santa Catarina was chosen for this new plant to serve nearly automotive facilities in Southern Brazil and other Mercosul countries. Companhã Siderurgica de Tubaraõ (CST), the Brazilian company in which Arcelor has a substantial stake, will supply hot-rolled coils to the Vega do Sul facility.

On March 28, 2002, Thainox, Arcelor's stainless steel business unit, inaugurated its new annealing and pickling line for raw material, at its Rayong plant. Thainox produces high-grade coils and cold-rolled stainless steel plate for both domestic customers and for export, especially to China.

Early April 2002, Circuit Foil announced that construction work was complete at the Circuit Foil America plant in Quebec, Canada. Circuit Foil is a global supplier of high-grade copper foil to printed circuit board manufacturers and operates production plants in Luxembourg and Quebec.

Nippon Steel Corporation (NSC) and Arcelor jointly confirmed that Arcelor will henceforth fulfill Usinor's commitments within the scope of the Global Strategic Alliance (GSA) signed with NSC. As a result, the two partners will address customer demand for a broader scope of products other than flat steel and stainless steels which were the alliance's initial areas of focus. Furthermore, on April 10, 2002, Nippon Steel and Arcelor signed an agreement with the Indian steelmaker Tata Iron Steel (Tisco) to provide joint technical assistance to Tisco in its relationship with steel customers in the Indian automotive industry.

On April 19, 2002, Russia's number one steel producer Severstal and Arcelor began construction of the Severgal galvanizing line at the Severstal plant in Cherepovets, in the Vologda region, northeast of Moscow. The new facility will offer an annual production capacity of 400,000 metric tons. Products will mainly be shipped to the Russian car industry, notably for exposed automotive parts. Arcelor will grant the joint venture a license for the use of its brand product, Extragal™, including the associated know-how. Extragal™, which is a pure zinc hot-dip galvanized steel product, was specifically developed for the automotive industry. The plant will mainly be supplied by Severstal.

On May 27, 2002, Arcelor and the national and European trade union organizations have signed an agreement on the implementation of a European works Council. This agreement will provide for the creation of a social dialogue at the highest level and an improved information flow within the group.

This council - composed by representatives from both the employer and the employees - will allow to take into account the range of common interest generated by the new European dimension of Arcelor and to reinforce the group's identity in face of its new challenges. The agreement enforces the original principles underlying the creation of the European Consultative Committee of Arbed-Aceralia and of the European Group Committee of Usinor.

On May 7, 2002, Francis Mer was named French minister of the economy, finance and industry. Since that date Joseph Kinsch chairs alone the board of directors of Arcelor.

Lastly, to build cohesion across the new Group, in February 2002 General Management embarked on a series of roadshows at Arcelor's main sites. These contacts in the field provided an opportunity to present the Group's new organization in each of its businesses and to promote dialogue, as management listened to employees' viewpoints and explained the motivations behind the Group's major strategies and challenges. These meetings provided a forum for exchange, allowing participants to share their experience and expertise and gain a deeper understanding of the different cultures brought together within the new group.

GROUP BUSINESS

ECONOMIC ENVIRONMENT

Following a progressive decline in growth in economic activity and international trade in 2001, the first quarter of 2002 was marked by a degree of stability and, in some cases, an upswing in indicators for certain geographic regions.

After a significant slowdown in economic activity as from the start of 2001, the American economy logged 5.6 % growth during first quarter 2002 compared with fourth quarter 2001 (annualized rate). In contrast, during the first 3 months of the year, industrial output increased by only 2.5 %, which was nevertheless an improvement on the steep 3.7 % decline over the full year. Despite forecasts of favorable quarterly development for the rest of the year, industrial output in 2002 is not expected to improve on 2001 levels.

However, the macro-economic recovery appears to be firmly underway in the United States and GDP is expected to increase by 2.5 % in 2002, following the modest 1.2 % rise of the previous year.

In contrast, the decline in economic activity in the European Union that was felt as from the second quarter of 2001 continued throughout the year. The lackluster economic climate persisted during the first quarter of 2002. According to Eurostat, growth in all EU countries combined stood at 0.2 % in the first quarter versus the previous quarter. The recovery forecast as from the second quarter of the current year is expected to be weaker than in the United States.

Over 2002 as a whole, forecasts point to a modest 1.5 % increase in GDP (1.7 % in 2001). Industrial output is expected to decline over the year by approximately 0.8 %.

Eastern European countries, excluding CIS (Community of Independent States – the former USSR), are expected to experience moderate 2.5 % growth in 2002, which is comparable to 2001. The 4.1 % growth in industrial output during the first quarter of 2002 will remain below the annual averages achieved in 2001 and 2000. For the year as a whole, output is nevertheless forecast to reach 5 %.

After a remarkable 6 % increase in 2001, the CIS is expected to post a 4 % rise in GDP during 2002. GDP in the Near and Middle East is forecast to increase from 1.3 % in 2001 to 2 % in 2002.

Apart from Japan, the Asian economies are now on course for recovery. Private consumption, exports and industrial output are all up. Across the region, GDP is expected to increase by 4.5 % in 2002, following moderate 3.5 % growth in 2001. Japan remains in the grips of recession and the experts forecast a 1 % decline in GDP over 2002.

Latin America is forecast to experience an increase of close to 1 % in growth (0.7 % in 2001). Brazil is expected to post a 2 % increase in GDP. The economic crisis in Argentina is expected to deepen with a 10 to 15 % decline in GDP, a 7.5 % year-to-year fall in industrial output (down 12.4 % in April 2002) and inflation liable to peak at 80 %.

ACTIVITY OF STEEL CUSTOMER INDUSTRIES EU 15 COUNTRIES (*)

	2001	2002	Q1 2002 / Q1 2001
Automotive	(1.0)%	(4.5)%	(4.0)%
Construction	1.0%	(1.2)%	1.4%
Machine construction	1.0%	1.0%	
Engineering equipment/ metalworking	1.5%	(2.3)%	(5.3)%
Household appliances	(1.0)%	1.0%	(2)%

(*) : adjusted for inflation (source: Arcelor, Eurofer, economic institutes)

ACTIVITY IN STEEL INDUSTRY

In the first quarter of 2002, Eurofer shipments of hot-rolled coils in the European Union fell by 6.9 % compared with first quarter 2001, uncoated cold-rolled sheet by 13.5 % and heavy plates by 11.3 %. Shipments of coated sheet increased by 1.7 %, while heavy structurals rose by 3.7%.

The reduction in customer inventory levels continued during the first quarter. This is expected to have a positive impact on apparent consumption of steel products in the European Union countries. As against the first half of 2001, order levels were up significantly for hot-rolled coils, uncoated cold-rolled sheet, coated sheet and heavy structurals.

Protectionist measures implemented by the American government under Section 201 resulted in price rises in the United States that were significantly higher than the level of duties levied on certain steel product categories. The indirect short-term impact on European markets due to trade being diverted to other markets is therefore expected to be limited. The measures adopted by the European Union in response to these decisions will help limit the increase in steel imports to the EU from third-party countries and thereby avoid destabilizing a situation that is currently showing signs of improvement.

European steel exports fell by 4.8 % in the first quarter of 2002 compared with the same period in 2001. At the same time, the European Union remained a net steel importer during the same quarter.

WORLD CRUDE STEEL PRODUCTION

in million metric tons	First 4 months 2001	2002(*)	Change (%) 2002/2001
World (**)	273.9	281.0	2.6
Western Europe	60.5	57.9	(4.4)
of which: UE (15)	55.3	52.9	(4.4)
Central and Eastern Europe	9.9	9.5	(4.8)
CIS	32.0	31.6	(1.2)
of which: Russia	18.6	18.5	(0.1)
North America	40.8	39.1	(4.1)
of which: USA	31.0	29.3	(5.3)
South America	13.1	12.7	(3.7)
of which: Brazil	9.4	9.3	(1.7)
Asia	107.0	119.1	11.4
of which: China	43.5	55.4	27.3
Japan	34.5	33.8	(2.0)
Other countries	10.6	11.1	5.3

(*) IISI estimated figures, May 2002
(**) World = 64 countries surveyed by IISI (approx. 98% of world production)

ARCELOR GROUP CONSOLIDATED RESULTS

In million of euros	1st Quarter 2001* (unaudited)	1st Quarter 2002 * (unaudited)
Net Sales	7,342	6,824
Operating result	401	65
Net result (Group share)	186	(24)
Earnings per share **	0.4	(0.05)

* Proforma
** In euro. Treasury shares at March 31, 2002 not taken in account.

For the first quarter ending March 31, 2002 the Group's net income was a loss of 24 million euro.

Consolidated net sales amounted to 6,824 million euro compared to 7,342 million for the first quarter 2001 on a proforma basis, or a decrease of 7% on a comparable basis. This evolution reflects essentially the strong decrease in average selling prices in flat carbon (-9%) and stainless steels (-11%), long carbon still benefitting from a small rise (+2%).

Flat Carbon also suffered from a negative volume/mix effect (-3%). Long Carbon benefitted from a slightly positive effect (+2%), while Stainless enjoyed a positive +8 % effect sustained by the beginning of a restocking process. Distribution Transformation Trading activities were more contrasted, showing a decrease in packaging and tubes but remaining globally positive in distribution and construction.

Total net sales of Arcelor Group for the first quarter 2002 comprise 3,315 million euro for Flat Carbon Steels, 2,224 million for Distribution Transformation Trading, 1,086 million for Long Carbon Steels and 1,079 million for Stainless Steels.

For the first quarter of 2002, 77% of net sales were in the European Union, 11% in North America, South America represented 4% and the rest of the world 8%.

Operating income was positive at 65 million euro to be compared to 401 million for the first quarter of 2001, on a proforma basis. The four different sectors contributed as follows (after goodwill): Flat Carbon Steels -73 million, Distribution Transformation Trading 35 million, Stainless Steels -17 millions and Long Carbon Steels 125 million. This important decline of operating margin for the first quarter is essentially due to the severe fall of selling prices which hit an historical low on flat carbon steels and to a reduction of shipments linked to an end of destocking.

In a context of continuous adjustment of production in the carbon flat steels sector, cost reduction programs if close to objectives could only partially offset the impact of selling prices drops.

Implementation of synergies linked to the merger is on schedule and Group integration is progressing well.

Financial expenses at 90 million euro improves by 39 million compared to the same period of 2001. Due to the results of South American companies, contribution of associated companies was - 25 million euro.

Net financial debts at March 31, 2002 was 6,553 million euro compared to 6,206 million at December 31, 2001, variation being principally due to dividend payment in January 2002. A plan for substantial working capital requirements reduction will allow the realization of debt reduction by year end.

in million of euros	December 31, 2001* (unaudited)	March 31, 2002 * (unaudited)
Shareholders' equity including minority interests	8,484	8,353
Net financial debts	6,206	6,553
Net financial debts /Shareholders' equity (including minority interests)	0.73	0.78

* Proforma



FIRST QUARTER 2002 RESULTS OF ARCELOR'S CORE BUSINESS ACTIVITIES

FLAT CARBON STEELS

in millions of euros	1st Quarter 2001*	1st Quarter 2002*
Net sales	3,770	3,315
Change at comparable structure		(12)%
Operating result	267	(73)
% of sales	7.1%	(2.2)%
Shipments (in '000s of metric tons)	7,351	6,887

* proforma figures

The results of the Flat Carbon Steels business are impacted by the low level of industrial customer prices, which hit a floor during the quarter. Furthermore, the weakness of the euro versus the dollar, raises the cost of raw materials.

The European **automotive industry** saw a year-on-year fall in production of 4 % in the first quarter of 2002. Behind this are contrasting trends in different countries. In Denmark, the UK and Belgium, in particular, production increased, while Spain and Italy saw production fall significantly. After experiencing an unusually poor fourth quarter in 2001 due to a substantial reduction in inventory by customers, Arcelor's activity for the first quarter of 2002 reflected market uncertainty but was nevertheless in line with forecasts. The transfer of Usinor, Arbed and Aceralia customers to Arcelor resulted in no lost business, and the renewed multi-year contracts account for close to 70 % of the new Group's business volume in the automotive sector.

In the first quarter of 2002, the Group was named 2001 Supplier of the Year by General Motors and was awarded with quality and supplier Performance Certificates by Toyota.

The fall in investments in **general industry** that began in 2001 continued at the start of this year, putting downward pressure on production in the engineering sector, where export demand remained low. However, certain sub-sectors showed signs of recovery.

The construction sector experienced contrasted results across Europe, with poor demand prevailing over the market as a whole. Business remained weak in Germany, while activity was more robust in Spain and Italy.

Production in the household appliance sector remained flat across the European market.

Arcelor, in line with most other European steelmakers, who had reduced output during the last quarter of 2001, continued to adapt production to market requirements, thereby contributing to a better balance between supply and demand in Europe. However, the reduction in prices versus fourth-quarter 2001 for quarterly contracts was unavoidable.

Positive signs emerged regarding export prices outside of Europe compared with the last quarter of 2001. The decision by the U.S. government to impose high tariffs on steel imports unsettled the market, raising the risk of shortages and triggering a rise in prices.

LONG CARBON STEELS

in millions of euros	1st Quarter 2001*	1st Quarter 2002*
Net sales	1,044	1,086
Change at comparable structure		+4%
Operating result	90	125
% of sales	8.6%	11.5%
Shipments (in '000s of metric tons)	2,922	2,908

* proforma figures

Business levels in the Long Carbon Steel sector where characterized during the first quarter of 2002 by diversified market performance according to both geography and product breakdown.

In Brazil and Spain, shipments and prices held at good levels, marked in particular by strong consumption of concrete reinforcing bars.

In Northern Europe, this sector continues to face a more difficult market as consumption has dropped and prices remain exposed to downward pressure.

The rise in the price of scrap at the end of the first quarter is expected to have an unfavorable impact on second quarter results.

In the sheet piling market, sales continued to advance at a satisfactory pace in Europe, especially in the Netherlands and Germany. Volumes and prices remained at good levels in the United States.

The situation was contrasted for structurals, with a slight rise in prices, offsetting a decline in volumes shipped.

STAINLESS STEELS

in millions of euros	1st Quarter 2001*	1st Quarter 2002*
Net sales	1,129	1,079
Change at comparable structure		(4)%
Operating result	(32)	(17)
% of sales	(2.8)%	(1.6)%
Shipments (in '000s of metric tons)	640	647

* proforma figures

Following the collapse in 2001, the **stainless steels** market posted a significant increase in prices, namely in Europe and Asia, driven by improved nickel prices. *Real consumption in Europe is slowly beginning to recover, but a certain degree of uncertainty remains.* Apparent consumption, meanwhile, increased substantially during the first quarter as customers rebuilt inventories that had fallen to exceptionally low levels at the end of 2001.

On the industrial front, the optimization of production capacity at ALZ and Ugine should offset the shortage in hot-rolled products and rerolling coils observed in the first quarter.

Apparent consumption is expected to remain at a good level and prices should stabilize at least until the end of the summer.

The recovery is slowing getting underway in the United States. In conjunction with high order intakes, this has enabled J&L to grow its market share. Hot-rolled steel prices are rising, while cold-rolled products are stabilizing during the second quarter, with hopes for a further increase during the third quarter.

Demand is brisker in almost all Asian countries and the outlook through to the third quarter is positive as customers rebuild their inventories. As a result, prices are beginning to rise.

The specialty plates business maintained only an average level of activity in the pressure vessels and construction segments as project delays persist. In contrast, stainless steel plates made a strong recovery with an increase in first-quarter prices.

The situation was contrasted in the **long and precision-rolled product** segments. Stainless steel wire and alloys showed an improvement, while activity in the tubing and bar segments remained depressed.

DISTRIBUTION TRANSFORMATION TRADING

in millions of euros	1st Quarter 2001*	1st Quarter 2002*
Net sales	2,144	2,224
Operating result	59	35
% of sales	2.8%	1.6%

* proforma figures

The Distribution-Trading-Processing sector had a generally difficult first quarter of 2002, reflecting the overall state of economic activity. The rise in metals prices drove up sales prices in certain markets to *the detriment of volumes. The result was a* year-on-year decline in first quarter net sales, with the fall in volumes only partially offset by the rise in sales prices.

The level of activity in the **long carbon products distribution** segment was satisfactory in Spain, but strong pressure on beams prices impacted results. In other countries volumes fell significantly, but an increase in sales prices should help improve margins in the second half of the year.

For **Steel Service Centers/Distribution and Trading**, sales fell notably compared with first quarter 2001. Prices recovered slightly, but again to the detriment of volumes. No significant improvement in activity is expected during the second quarter of 2002, but margins should gradually improve.

Activity in the **construction** sector fell short of *forecasts, with results similar to those of first* quarter 2001. Price levels dropped and margins were eroded in Germany. Business is expected to recover during the second quarter.

In the **steel packaging** sector, volumes remained stable in the first quarter 2002 compared with the previous year. Despite this, results picked up at the end of the quarter following the recovery of the activity and stronger industrial performance. Second *quarter results should improve as a result of* this recovery.

Year-on-year demand for **tubing** was weak in the first quarter of 2002. Sales prices reached their lowest level at the end of February before recovering slightly. The outlook remains poor for the second quarter as further price increases appear difficult.

In the United States, distribution of flat steel products (J&F Steel) saw a low level of *activity during the first quarter.* The second quarter is not expected to bring recovery in any markets. The American government's protectionist measures led to increased margins but weakened procurement.

Brisk demand in the construction sector led to a significant year-on-year increase in long product volumes (Skyline Steel). Pressure on sales prices due to increased competition is nevertheless expected to lead to contracting margins during the second quarter, despite sustained market demand.

After a lackluster first quarter for the Distribution Transformation Trading sector as *a whole, the increase in sales prices –* although difficult – should make it possible to pass on the rise in metals prices and recover margins, especially in packaging, distribution and tubing.



OUTLOOK

Following reduced business activity in customer industries at the start of the year, there are signs of improvement which should become more vigorous during the course of the year.

In the automotive industry, business is expected to pick up during the second quarter.

Activity in the engineering equipment sector is forecast to progressively improve, with renewed investments expected in the second half of the year. However, production capacity utilization rates in industry remain low. Despite a more positive outlook (except in Germany), the construction sector could also suffer from flagging industrial investments during the year.

Improved consumer confidence in most European countries should drive renewed demand in the household appliance market during the second half of the year.

Following slack demand between the end of 2001 and early 2002, customer industries should post stronger demand during the next few months. Customer and outlet inventories reached low levels at the end of the first quarter, which is expected to generate stronger demand from customer industries.

In response to the protectionist measures taken by the U.S. government against steel imports, European steelmakers have adopted protectionist measures to help avoid a massive inflow of imports.

As a result, after reaching low levels during the first quarter, flat carbon steel prices are beginning to recover during the second quarter for quarterly contracts. In addition, Europe's main producers announced further increases in April for application in the third quarter. Trends that began in the second quarter are expected to continue in the third quarter in all markets. In the United States, prices are expected to soar to very high levels in July and August. A moderate increase in prices in export markets (excluding Asia and North America) was also observed at the start of the second quarter. Export performance remains influenced by the increase recorded in the value of the dollar.

"This report contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ."

ACCOUNTING PRINCIPLES

First quarter 2002 consolidated financial figures on proforma basis for the Arcelor group are presented in accordance with international accounting principles (IAS) adopted by the IASB (International Accounting Standard Board).

CONSOLIDATED BALANCE SHEET PROFORMA (unaudited)

ASSETS

in million of euros	*12.31.2001*	*03.31.2002*
NON CURRENT ASSETS	**14,381**	**14,513**
Intangible assets	(2,961)	(2,900)
Property plant and equipment	12,397	12,430
Investments under equity method	1,962	1,912
Other investments	606	598
Receivables and other financial assets	841	860
Deferred tax assets	1,536	1,613
CURRENT ASSETS	**13,641**	**14,452**
Inventories	6,699	6,468
Trade receivables	3,326	4,037
Other receivables	1,439	1,504
Cash and cash equivalents	2,177	2,443
TOTAL ASSETS	**28,022**	**28,965**

SHAREHOLDERS' EQUITY AND LIABILITIES

in million of euros	*12.31.2001*	*03.31.2002*
Shareholders' equity group share	**7,321**	**7,215**
Minority interests	**1,163**	**1,138**
NON CURRENT LIABILITIES	**8,569**	**9,020**
Interest bearing liabilities	5,053	5,193
Employee benefits	2,108	2,123
Other long term provisions	708	919
Deferred tax liabilities	541	601
Other	159	184
CURRENT LIABILITIES	**10,969**	**11,592**
Trade payables	4,171	4,535
Interest bearing liabilities	3,736	4,187
Other amount payables	2,504	2,497
Provisions	558	373
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**28,022**	**28,965**

CONSOLIDATED PROFIT AND LOSS ACCOUNT PROFORMA (unaudited)

in million of euros	*2001*	*Q1/2001*	*Q1/2002*
NET SALES	**27,512**	**7,342**	**6,824**
GROSS OPERATING RESULT (EBITDA)	**1,349**	**680**	**301**
Amortization and depreciation	(1,656)	(349)	(327)
Depreciation of consolidation differences	69	70	91
OPERATING RESULT (EBIT)	**(238)**	**401**	**65**
Net financial results	(570)	(129)	(90)
Income from associates	23	22	(25)
Result of disposal of associated company	66	66	-
RESULT BEFORE TAX	**(719)**	**360**	**(50)**
Income tax	336	(70)	33
RESULT AFTER TAX	**(383)**	**290**	**(17)**
Minority Interests	25	(104)	(7)
NET RESULT GROUP SHARE	**(358)**	**186**	**(24)**

CONSOLIDATED CASH FLOW STATEMENT PROFORMA (unaudited)

in million of euros	*12.31.2001*	*03.31.2002*
Cash flow from operating activities	**2,245**	**154**
Acquisitions of tangible and intangible assets	(1,690)	(314)
Other acquisitions and disposals	(36)	(23)
Cash flow from investing activities	**(1,726)**	**(337)**
Contribution of shareholder's equity	44	10
Dividends paid	(359)	(182)
Increase/decrease in loans or other financing	304	619
Other	1	(2)
Cash flow from financing activities	**(10)**	**445**
Impact of exchange rate and other variations	**(24)**	**4**
Increase (decrease) of cash	**485**	**266**
Balance at the beginning of the period	**1,692**	**2,177**
Balance at the end of the period	**2,177**	**2,443**

MOVEMENT IN CAPITAL AND RESERVES PROFORMA (unaudited)

in million of euros	*12.31.2001 Total*	*Appropriation 2001 and transfer*	*Capital increase*	*Scope Variations and IAS adjustments*	*1Q Result 2002 and exchange differences*	*03.31.2002 Total*
GROUP SHARE						
I . Issued capital	2,641.8	-	-	-	-	2,641.8
II . Share premium account	4,755.2	-	-	-	-	4,755.2
III . Own shares	(891.9)	-	-	-	-	(891.9)
IV. Reserves	-	-	-	-	-	0.0
V. Other consolidation reserves	1,326.7	(457.6)	-	16.1	-	885.2
VI. Difference on first consolidation	-	-	-	-	-	0.0
VII. Foreign currency translation reserves	(151.9)	-	-	-	0.3	(151.6)
VIII. Results brought forward	-	-	-	-	-	0.0
IX. Result for the period	(358.9)	358.9	-	-	(24.3)	(24.3)
TOTAL Capital and reserves (Group share)	**7,321.0**	**(98.7)**	**0.0**	**16.1**	**(24.0)**	**7,214.4**
MINORITY INTERESTS						
I. Capital and reserves	1,380.5	(40.8)	-	(31.5)	-	1,308.2
II. Own shares	(11.4)	-	-	-	-	(11.4)
III. Foreign currency translation	(181.4)	-	-	-	15.7	(165.7)
IV. Result for the period	(24.6)	24.6	-	-	6.8	6.8
TOTAL Capital and reserves (Minority interests)	**1,163.1**	**(16.2)**	**0.0**	**(31.5)**	**22.5**	**1,137.9**



ARCELOR
19, Avenue de la Liberté
L-2930 Luxembourg (G.-D.)

www.arcelor.com

Corporate Communications
Tel. +352 4792 2360

Investor Relations
Tel. +352 4792 2414
France:
Tel. +33 1 41 25 98 98
Spain:
Tel. +34 902 152 153



ARCELOR

1st Quarter 2002
Results Presentation

June 24, 2002


arcelor

Group key figures

M EUR	Q1 2001	Q1 2002
Proforma. Non audited		
Net sales	7,342	6,824
EBITDA	680	301
as % of net sales	*9.3%*	*4.4%*
EBIT	401	65
as % of net sales	*5.5%*	*1%*
Net income, Group share	186	- 24
as % of net sales	*2.5%*	*-0.4%*
EPS	0.4	-0.05
	12/31/01	03/31/02
Gearing	73.1%	78.5%

arcelor

Group key figures



bn EUR
Net sales
40
30
20
10
0
23,47
28,66
27,51
7,34
6,83
1999
2000
2001
Q1-01
Q1-02
M EUR
EBITDA
4 000
3 000
2 000
1 000
0
1 779
3 487
1 349
680
301
1999
2000
2001
Q1-01
Q1-02



%
Margins
14
9
4
-1
7,6
12,2
4,9
4,4
EBITDA / Net sales
EBIT / Net sales
3,0
8,3
-0,9
1,0
1999
2000
2001
Q1-02
M EUR
EBIT
2 500
1 500
500
-500
696
2 390
-238
401
65
1999
2000
2001
Q1-01
Q1-02

arcelor

Breakdown of turnover

1st Quarter 2002

by Geographical area	
EU (15)	76.8%
North America	11.3%
South America	4.2%
Other	7.7%

by Business sector	
Flat carbon steel	48.6%
Long carbon steel	15.9%
Stainless steel	15.8%
DTT	32.6%
Other activities	3.7%
Eliminations	- 16.6%
Total	100%

arcelor

Flat carbon steel

M EUR *Proforma. Non audited*	Q1 2001	Q1 2002	Change constant basis	Volume/ mix effect	Price effect
Net sales	**3,770**	**3,315**	**- 12%**	**- 3%**	**- 9%**
EBITDA	**401**	**84**			
as % of net sales	*10.6%*	*2.5%*			
Amortisation & depreciation	- 134	- 157			
– Recurring	- 192	- 192			
– Negative goodwill	+ 58	+ 35			
EBIT	**267**	**-73**			
as % of net sales	*7.1%*	*- 2.2%*			

arcelor

Flat carbon steel



bn EUR
Net sales
15
10
5
0
11,61
13,62
13,57
3,77
3,32
1999
2000
2001
Q1-01
Q1-02
%
Margins
20
15
10
5
0
-5
14,4
EBITDA / Net sales
7,1
4,2
2,5
9,9
EBIT / Net sales
2,4
-0,5
-2,2
1999
2000
2001
Q1-02



M EUR
EBITDA
2 500
2 000
1 500
1 000
500
0
826
1 960
570
401
84
1999
2000
2001
Q1-01
Q1-02
M EUR
EBIT
1 400
900
400
-100
278
1 348
-67
267
-73
1999
2000
2001
Q1-01
Q1-02

arcelor

Long carbon steel

M EUR *Proforma.Non audited*	Q1 2001	Q1 2002	Change constant basis	Volume/ mix effect	Price effect
Net sales	**1,044**	**1,086**	**+4%**	**+2%**	**+2%**
EBITDA	**147**	**169**			
as % of net sales	*14.1%*	*15.6%*			
Amortisation & depreciation	- 57	- 44			
– Recurring	- 58	- 45			
– Negative goodwill	+ 1	+ 1			
EBIT	**90**	**125**			
as % of net sales	*8.6%*	*11.5%*			

arcelor

Long carbon steel



bn EUR
Net sales
5
4
3
2
1
0
3,60
4,23
3,96
1,04
1,09
1999
2000
2001
Q1-01
Q1-02
M EUR
EBITDA
1 000
750
500
250
0
459
729
595
147
169
1999
2000
2001
Q1-01
Q1-02



%
Margins
20
15
10
5
0
12,7
17,2
15,0
15,6
EBITDA / Net sales
7,4
11,1
9,3
11,5
EBIT / Net sales
1999
2000
2001
Q1-02
M EUR
EBIT
500
400
300
200
100
0
266
469
367
90
125
1999
2000
2001
Q1-01
Q1-02

arcelor

Stainless steel

M EUR *Proforma. Non audited*	Q1 2001	Q1 2002	Change constant basis	Volume effect	Price effect
Net sales	**1,129**	**1,079**	**- 4%**	**+8%**	**- 11%**
EBITDA	**19**	**30**			
as % of net sales	*1.7%*	*2.8%*			
Amortisation & depreciation	- 51	- 47			
– Recurring	- 52	- 48			
– Negative goodwill	+ 1	+ 1			
EBIT	**- 32**	**- 17**			
as % of net sales	*- 2.8%*	*- 1.6%*			

arcelor

Stainless steel



Net sales
bn EUR
5
4
3
2
1
0
3,51
4,61
4,24
1,13
1,08
1999
2000
2001
Q1-01
Q1-02
EBITDA
M EUR
600
400
200
0
-200
-400
-600
83
409
-53
19
30
1999
2000
2001
Q1-01
Q1-02



Margins
%
15
10
5
0
-5
-10
-15
-20
EBITDA / Net sales
2,4
8,9
-1,3
2,8
EBIT / Net sales
-5,9
4,3
-16,0
-1,6
1999
2000
2001
Q1-02
EBIT
M EUR
200
0
-200
-400
-600
-800
-207
200
-677
-32
-17
1999
2000
2001
Q1-01
Q1-02

arcelor

Distribution – Transformation - Trading

M EUR	Q1 2001	Q1 2002
Proforma. Non audited		
Net sales	**2,144**	**2,224**
EBITDA	**84**	**57**
as % of net sales	*3.9%*	*2.6%*
Amortisation & depreciation	- 25	- 22
– Recurring	- 34	- 32
– Negative goodwill	+ 9	+ 10
EBIT	**59**	**35**
as % of net sales	*2.8%*	*1.6%*

arcelor

Distribution - Transformation - Trading



bn EUR
Net sales
12
10
8
6
4
2
0
8,08
10,44
9,54
2,14
2,23
1999
2000
2001
Q1-01
Q1-02
%
Margins
8
6
4
2
0
5,1
4,4
3,1
2,6
EBITDA / Net sales
4,5
3,7
2,0
1,6
EBIT / Net sales
1999
2000
2001
Q1-02



M EUR
EBITDA
500
400
300
200
100
0
413
462
292
84
57
1999
2000
2001
Q1-01
Q1-02
M EUR
EBIT
400
300
200
100
0
366
385
186
59
35
1999
2000
2001
Q1-01
Q1-02

arcelor

Total Group

M EUR	Q1 2001	Q1 2002
Proforma. Non audited		
Net sales	**7,342**	**6,824**
EBITDA	**680**	**301**
as % of net sales	*9.3%*	*4.4%*
Amortisation & depreciation	- 279	- 236
– Recurring	- 349	- 327
– Negative goodwill	+ 70	+ 91
EBIT	**401**	**65**
as % of net sales	*5.5%*	*1%*

arcelor

Consolidated profit & loss account

M EUR	Q1 2001	Q1 2002	Change
Proforma. Non audited	*1*	*2*	*1/2*
Net Sales	**7,342**	**6,824**	**-518**
EBITDA	**680**	**301**	**-379**
Amortisation & depreciation	-349	-327	22
Consolidation change	70	91	21
EBIT	**401**	**65**	**-336**
Financial Results	-129	-90	39
Income from associates	22	-25	-47
Result of disposal of associated company	66		-66
Profit before tax	**360**	**-50**	**-410**
Income tax	-70	33	103
Profit after tax	**290**	**-17**	**-307**
Minority interests	-104	-7	97
Net profit group share	**186**	**-24**	**-210**

arcelor

Consolidated balance sheet

M EUR *Proforma. Non audited*	**12.31.01** *1*	**03.31.02** *2*	**Change** *1/2*
Fixed assets	12,571	12,659	88
Working capital	4,498	4,629	131
TOTAL	17,069	17,288	219
Capital and reserves	8,484	8,353	-131
- Group share	*7,321*	*7,215*	*-106*
Provisions *	2,379	2,403	24
Net financial debt	6,206	6,553	347
Gearing (%)	73.1	78.5	5.4

* Provisions including net deferred tax (assets & liabilities)

arcelor

Consolidated balance sheet – Assets

M EUR *Proforma. Non audited*	12.31.01 *1*	03.31.02 *2*	Change *1/2*
NON CURRENT ASSETS	**14,381**	**14,513**	**132**
- Intangible assets	*- 2,961*	*- 2,900*	*61*
- Property plant and equipment	*12,397*	*12,430*	*33*
- Investments under equity method	*1,962*	*1,912*	*-50*
- Other investments	*606*	*598*	*-8*
- Receivables and other financial assets	*841*	*860*	*19*
- Deferred tax assets	*1,536*	*1,613*	*77*
CURRENT ASSETS	**13,641**	**14,452**	**811**
- Inventories	*6,699*	*6,468*	*-231*
- Trade receivables	*3,326*	*4,037*	*711*
- Other receivables	*1,439*	*1,504*	*65*
- Cash and cash equivalent	*2,177*	*2,443*	*266*
TOTAL ASSETS	**28,022**	**28,965**	**943**

arcelor

Consolidated balance sheet – Liabilities

M EUR *Proforma. Non audited*	12.31.01 *1*	03.31.02 *2*	Change *1/2*
SHAREHOLDERS' EQUITY	**8,484**	**8,353**	**-131**
- Group share	*7,321*	*7,215*	*-106*
of which income of the year	*-358*	*-24*	*334*
- Minority interests	*1,163*	*1,138*	*-25*
of which income of the year	*-25*	*7*	*32*
NON CURRENT LIABILITIES	**8,569**	**9,020**	**451**
- Interest bearing liabilities	*5,053*	*5,193*	*140*
- Pension liabilities	*2,108*	*2,123*	*15*
- Other long term provisions	*708*	*919*	*211*
- Deferred tax	*541*	*601*	*60*
- Other	*159*	*184*	*25*
CURRENT LIABILITIES	**10,969**	**11,592**	**623**
- Trade payables	*4,171*	*4,535*	*364*
- Interest bearing liabilities	*3,736*	*4,187*	*451*
- Other amounts payables	*2,504*	*2,497*	*-7*
- Provisions	*558*	*373*	*-185*
TOTAL LIABILITIES	**28,022**	**28,965**	**943**

arcelor

Consolidated cash flow statement

M EUR *Proforma. Non audited*	12.31.01	03.31.02
Cash flow fom operating activities	**2,245**	**154**
Acquisitions of tangible and intangible assets	*-1,690*	*-314*
Other acquisitions and disposals	*-36*	*-23*
Cash flow from investing activities	**-1,726**	**-337**
Contribution of shareholders' equity	*44*	*10*
Dividends paid	*-359*	*-182*
Increase/decrease in loans or other financing	*304*	*619*
Other	*1*	*-2*
Cash flow from financing activities	**- 10**	**445**
Impact of exchange rate and other variations	**- 24**	**4**
Increase (decrease) of cash	**485**	**266**
Balance at the beginning of the period	**1,692**	**2,177**
Balance at the end of the period	**2,177**	**2,443**

arcelor

Prospectus dated 27th June, 2002


arcelor

ARCELOR

a "société anonyme" incorporated under the laws of Luxembourg
19 avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg

PROSPECTUS
FOR THE ADMISSION TO LISTING
ON THE LUXEMBOURG STOCK EXCHANGE

of the 38,961,038
3% Guaranteed Bonds due 2017 (the "Bonds") in a nominal aggregate amount of EUR 749,999,981.50 convertible and/or exchangeable into new and/or existing Shares of ARCELOR

guaranteed by

ARCELOR Finance

a "société en commandite par actions", incorporated under the laws of Luxembourg
19 avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg

and

the new Shares of ARCELOR that may be issued upon conversion of the Bonds

and

the new Shares of ARCELOR and the New O.C.E.A.N.E. ARCELOR 2005 and 2006 to be issued pursuant to the public withdrawal offer by way of exchange on all the USINOR shares and O.C.E.A.N.E. USINOR 2005 and 2006 not yet held by ARCELOR

and

the new Shares of ARCELOR that may be issued upon conversion of the O.C.E.A.N.E. ARCELOR 2005 and 2006.

Admission to listing of the new ARCELOR Shares to be issued pursuant to the public withdrawal offer by way of exchange on the USINOR shares and that may be issued upon conversion of the Bonds and of the O.C.E.A.N.E. ARCELOR on the Premier Marché of Euronext Paris, the Premier Marché of Euronext Brussels and the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and admission to the listing of the New O.C.E.A.N.E. ARCELOR 2005 and 2006 on the Premier Marché of Euronext Paris will also be applied for.

See "Risk factors" in section 4.17 for information that should be carefully considered by prospective investors.

Global Co-ordinator
for the issue of the Bonds

SG Investment Banking

Joint Lead Managers and Joint Bookrunners
for the issue of the Bonds

Deutsche Bank | **SG Investment Banking**

Co Lead Managers
for the issue of the Bonds

Commerzbank Securities | **Crédit Agricole Indosuez Lazard** | **KBC Financial Products UK Limited**

TABLE OF CONTENTS

IMPORTANT NOTE: ARCELOR is responsible for the information contained in this Prospectus. To the best knowledge of ARCELOR, the information contained in this Prospectus is in accordance with the facts and does not omit anything which is likely to affect the import of such information.

No person is authorised to give any information or to make any representation not contained in this Prospectus in connection with the issue of the Bonds, the New O.C.E.A.N.E. or the Shares and, if given or made, such information or representation must not be relied upon as having been authorised. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of ARCELOR or the Group since the date hereof or that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

This Prospectus contains information relating both to the markets in which the Group operates and to the steel industry in general. Some of this information is taken from studies carried out by organisations outside the Group. It also contains forward-looking statements concerning the ARCELOR Group or the Group's objectives in terms of market share, business activity and results. These statements and objectives are inherently uncertain and these objectives may not be achieved, and the forecasts on which they are based could prove incorrect. Forward-looking statements are usually accompanied by terms such as "believe", "foresee", "intend", "expect" and similar expressions. The actual results, savings and synergies generated by the ARCELOR Group may differ from those anticipated, particularly as a result of the risks described in section 4.17 "Risk factors" of this Prospectus, to which investors should refer; investors should therefore be careful in relying on such forward-looking statements.

The Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, the New O.C.E.A.N.E. or the Shares. The distribution of this Prospectus and the offering or sale of the Bonds, the New O.C.E.A.N.E. or the Shares is restricted by law in certain jurisdictions. Persons into whose possession this Prospectus may come are required by ARCELOR and the Managers (as defined in chapter 10 below) to inform themselves about and to observe any restrictions as to the offering of the Bonds, the New O.C.E.A.N.E. or the Shares and the distribution of this Prospectus. This Prospectus may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or any circumstances in which such offer or solicitation is not authorised or is unlawful. Neither ARCELOR nor any of the Managers accepts any responsibility for any violation by any person, whether or not a prospective purchaser of the Bonds, the New O.C.E.A.N.E. or the Shares, of any of such restrictions. The Prospectus does not constitute an exchange offer on the USINOR shares and the O.C.E.A.N.E. USINOR in any jurisdiction. For a further description of certain restrictions on offers and sales of Bonds, or the Shares and on the distribution of this Prospectus, see chapter 10 "Subscription and Sale".

The Bonds, the New O.C.E.A.N.E. and the Shares to be issued upon conversion or delivered upon exchange of the Bonds or the O.C.E.A.N.E. ARCELOR have not been and will not be registered under the U.S. Securities Act of 1933 and, subject to certain exceptions, may not be offered or sold within the United States.

The figures set out in this Prospectus concerning the ARCELOR Group have been prepared on a pro forma basis.

DEFINITIONS

ACERALIA:	means ACERALIA CORPORACIÓN SIDERÚRGICA S.A., a *sociedad anónima* incorporated under Spanish law which has its registered office at Residencia La Granda, Gozón (Asturias), Spain.
ARBED:	means ARBED, a *société anonyme* incorporated under Luxembourg law which has its registered office at 19 avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
ARCELOR:	means ARCELOR, a *société anonyme* incorporated under Luxembourg law which has its registered office at 19 avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
ARCELOR Finance :	means ARCELOR Finance, a *société en commandite par actions* incorporated under Luxembourg law which has its registered office at 19 avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
Clearstream:	means Clearstream Banking, *société anonyme.*
Company:	means ARCELOR.
EBIT:	means earnings before interest and tax.
EBITDA:	means earnings before interest, tax, depreciations and amortisations.
Euroclear:	means Euroclear Bank SA/NV, as operator of the Euroclear system, Brussels.
Guarantor:	means ARCELOR Finance.
Group or ARCELOR Group:	means ARCELOR and its direct and indirect subsidiaries.
Issuer:	means ARCELOR.
New O.C.E.A.N.E.	means the New O.C.E.A.N.E. ARCELOR 2005 and 2006 that may be issued pursuant to the OPRE.
Mémorial C:	means *Mémorial C, Recueil des Sociétés et Associations, Grand Duchy of Luxembourg.*
O.C.E.A.N.E. ARCELOR	means the O.C.E.A.N.E. ARCELOR 2005 and 2006, including the New O.C.E.A.N.E.
O.C.E.A.N.E. ARCELOR 2005	means the bonds of ARCELOR which are convertible into and/or exchangeable for new or existing ARCELOR Shares (*obligations convertibles et/ou échangeables en actions nouvelles ou existantes*) 3.875% due 2005.
O.C.E.A.N.E. ARCELOR 2006	means the bonds of ARCELOR which are convertible into and/or exchangeable for new or existing ARCELOR Shares (*obligations convertibles et/ou échangeables en actions nouvelles ou existantes*) 3% due 2006.
O.C.E.A.N.E. ARCELOR 2017 or the Bonds	means the 38,961,038 bonds of ARCELOR which are convertible or exchangeable into new or existing ARCELOR Shares (*obligations convertibles et/ou échangeables en actions nouvelles ou existantes*) in a nominal aggregate amount of EUR 749,999,981.50 3% due 2017.
OPRE	means the public withdrawal offer by way of exchange (*offre publique de retrait par voie d'échange*) of ARCELOR on the shares and O.C.E.A.N.E. issued by USINOR not yet held by ARCELOR on the last day of the OPRE.
Public Exchange Offers	means the three public exchange offers successfully made by ARCELOR on ACERALIA, ARBED and USINOR referred to in sections 3.2.2 and 3.2.3 hereof.
Shares or ARCELOR Shares:	means the shares in ARCELOR.

Spanish Liaison Entity	means the Spanish Liaison Entity, Custodian and Payment Agent in charge of the duties set forth in Circular nº 6/1999, of 15th September 1999, of the Servicio de Compensación y Liquidación de Valores, S.A. ("SCLV"), with regard to the ARCELOR Shares in Spain. Until 14th August, 2002 such Entity is Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), whose details are Clara del Rey, nº 26, Madrid 28002, Spain. The name and details of the new Spanish Liaison Entity will be communicated in Spain in due time by publication of a Relevant Fact (as defined by Spain regulations) and will be available at the registered office of ARCELOR.
USINOR:	means USINOR, a *société anonyme* incorporated under the laws of France which has its registered office at Immeuble La Pacific, 11-13 cours Valmy, La Défense 7, 92070 La Défense Cedex, France.
O.C.E.A.N.E. USINOR:	means the O.C.E.A.N.E. USINOR 2005 and the O.C.E.A.N.E. USINOR 2006.
O.C.E.A.N.E USINOR 2005:	means the bonds which are convertible into and/or exchangeable for new or existing USINOR shares (*obligations à option de conversion et/ou d'échange en actions nouvelles ou existentes*) issued by USINOR on 18th February, 2000 for a nominal amount of EUR 496,750,000, bearing interest at a rate of 3.875% per year, maturing on 1st January, 2005.
O.C.E.A.N.E. USINOR 2006:	means the bonds which are convertible into and/or exchangeable for new or existing USINOR shares (*obligations à option de conversion et/ou d'échange en actions nouvelles ou existentes*) issued by USINOR on 8th December, 1998 for a nominal amount of FRF 2,499,999,936, bearing interest at a rate of 3% per year, maturing on 1st January, 2006.

SUMMARY PRESENTATION OF THE GROUP

ARCELOR was created as a result of the amalgamation of ACERALIA, ARBED and USINOR, and the intention of these three European groups to combine their industrial, commercial and human resources to create a world leader with the ambition of becoming the benchmark in the steel industry. With approximately 108,000 employees in over 60 countries, ARCELOR is the world's largest steel producer. In 2001, on a pro forma basis, its annual production was approximately 43.5 million metric tons of steel and it had a turnover of over 27 billion euro. ARCELOR is a major player in all its main markets: automotive, construction, household appliances, packaging, and general industry. The ARCELOR Group is also active in engineering, copper sheets and heavy steel plates.

The ARCELOR Group is developing its activities in four business sectors corresponding to the main activities of the Group: flat carbon steel, long carbon steel, stainless steel and distribution-transformation-trading. Each business sector comprises operational units covering either a geographical region or a range of products and services.

ARCELOR is the world's leading producer of flat products, both in terms of volume and value, with a crude steel production of nearly 30 million metric tons in 2001. With nearly 55,000 employees, this business sector accounts for a turnover of more than 13 billion euro, which is nearly 10% of the global market. The product portfolio covers the entire range of thin flat steels: hot-rolled coils, cold-rolled coils, and coated sheets. These products are used in the automobile production, domestic electrical appliances, packaging, construction, civil engineering, mechanical construction and processing.

ARCELOR is also the world's largest producer of long products, with a crude steel production of nearly 11 million metric tons in 2001. This business sector has nearly 18,000 employees and a turnover of approximately 4 billion euro. The portfolio offer contains three categories of products:

- heavy long products: beams/heavy sections, sheet piles, special sections, rails and merchant bars;
- light long products: rebars and wire rod;
- drawn products: steelcord, horse wire/saw wire (wire used to reinforce tyres and rubber hoses and saw wire), low-carbon steel products (bright, annealed and galvanised wire, welded mesh, fencing, concrete fibres) and high-carbon steel products (pre-tensioned wire).

Long products are mainly used in construction and infrastructure, in the tyre and hose sectors and in the industrial and agricultural sectors.

ARCELOR is one of the world leaders in the stainless steel business, both in terms of volume and turnover. In 2001, it produced nearly 2.6 million metric tons of crude steel. This business sector has 15,000 employees and a turnover of 4.2 billion euro, with a 15% share of the world market for cold-rolled products. ARCELOR produces virtually the whole range of stainless and alloy products.

The product portfolio is made up of following categories:

- flat stainless products;
- long stainless products and nickel alloys;
- stainless steel precision strips and nickel alloy flat products;
- special plates.

Stainless steel products are used in four principal markets: household appliances (large electrical appliances and household equipment), automotive (especially in catalytic converters), construction and urban furniture (facades and equipment) and general industry (food, chemicals and oil industries).

ARCELOR's distribution-transformation-trading sector develops its activities based on steel produced by the Group or purchased from third parties. The sector has 16,000 employees and a turnover of nearly 9.6 billion euros in 2001.

The main features of ARCELOR's distribution-transformation-trading business are:

- close relations with a broad client base which is maintained by a large sales force;
- the importance of service and logistics;
- expertise in the downstream promotion of "Steel Solutions";
- the addition of value to the marketed steel products.

The distribution business is divided into four divisions which enables clients to be serviced with maximum flexibility :

- the service centres division (units for steel products finishing), which supply "ready-to-use" steel;
- the steel trading division (with stockage), which carries out light finishings for small and medium sized end customers;
- the plastics trading division for the construction and public works sectors;
- the advance technology steel trading division, specialised in the distribution of corrosion-resistent, anti-abrasion and mechanical steels.

Products marketed by the distribution business are used in markets such as household appliances, construction, rolling stock and general industry.

Transformation activities involve:

- panels, sections and tubes for the construction, public works and civil engineering markets (frameworks, shells, building accessories and interior decoration);
- steels for packaging (mass consumer goods and food and non-food products).

Trading activities consist of the purchase and resale of steel products not produced by the Group's plants.

CHAPTER 1 RESPONSIBILITY FOR CERTIFICATION OF THE ACCOUNTS

1.1 Responsibility for auditing the accounts of ARCELOR

Independent auditors:

KPMG Audit, *société civile*
31 Allée Scheffer
L-2520 Luxembourg, Grand Duchy of Luxembourg.

1.2 Declarations of the persons responsible for auditing the accounts of ARCELOR

Please refer to chapter 5.

1.3 Responsibility for auditing the accounts of ARCELOR Finance

Independent auditors:

KPMG Audit, *société civile*
31 Allée Scheffer
L-2520 Luxembourg, Grand Duchy of Luxembourg.

CHAPTER 2 THE BONDS AND THE GUARANTEE

2.1 *Terms and conditions of the 3 per cent bonds due 2017 of a nominal aggregate amount of* EUR 749,999,981.50 which may be converted into and/or exchanged for new and/or existing shares of ARCELOR guaranteed by ARCELOR Finance

(ARCELOR O.C.E.A.N.E. 2017)
(THE "BONDS")

1 NUMBER AND NOMINAL VALUE OF THE BONDS

This Bond issue by ARCELOR (the "Issuer" or "Arcelor") consists of 38,961,038 Bonds maturing in 2017 in a nominal aggregate amount of EUR 749,999,981.50 with a nominal value and principal amount per Bond of EUR 19.25 which may be converted into and/or exchanged for new and/or existing Shares of ARCELOR. Any reference to a "Share" in these terms and conditions shall refer to the ordinary shares of ARCELOR.

2 FORM, NATURE AND DELIVERY OF THE BONDS

The Bonds will exist only in registered form. Upon issue on 27 June 2002 (the "Issue Date"), the Bonds will be registered in the name of Banque Génèrale du Luxembourg SA ("BGL" or the "Paying Agent") acting as common depositary in the name and on behalf of Clearstream Banking, *société anonyme* ("Clearstream") and Euroclear Bank, S.A./N.V., as operator of the Euroclear system ("Euroclear") in the register of the Issuer held in Luxembourg by or on behalf of the Issuer. Clearstream and Euroclear will hold the Bonds on behalf of their respective participants.

Bonds held by investors through Clearstream and Euroclear will be credited to such investors' account held with a bank, an investment services provider or a professional securities depositary.

The transfer of Bonds held through one of the settlement systems mentioned in this Condition 2 shall be by means of an entry in an account, either in accordance with the internal rules of the relevant system or, for transfers between or through participants of different systems, in accordance with the rules applicable between the systems concerned.

3 ENTITLEMENT ("*Jouissance*")

The Bonds will carry rights as of the Issue Date.

4 INTEREST

The Bonds will bear interest from and including the Issue Date at a rate of 3 per cent per annum of the nominal amount, i.e. EUR 0.5775 per Bond of a nominal amount of EUR 19.25, payable in equal installments of EUR 0.28875 in arrear on 27 June and 27 December of each year (each, an "Interest Payment Date") commencing on 27 December 2002.

If interest is required to be calculated for a period of less than six months, it will be equal to the product of (i) the above annual interest rate, (ii) the ratio of (a) the number of days accrued since the last Interest Payment Date (or, if none, the Issue Date) and (b) 365, or 366, depending on the exact number of days included between the next Interest Payment Date (excluding such date) and the same date of the preceding year (including such date) and (iii) the nominal value of each Bond.

Interest will cease to accrue from the date on which the Bonds are redeemed.

Claims in respect of interest will become void after a period of five years from the due date for payment thereof.

5 REDEMPTION

5.1 Redemption at maturity

The Bonds will be redeemed in full on 27 June 2017 (the "Maturity Date") at their principal amount.

Claims in respect of principal will become void after a period of ten years from the due date for payment thereof.

5.2 Purchase or public offers by the Issuer

The Issuer shall have the right to purchase the Bonds at any time before maturity, without any limitation on price or number, either by repurchasing them on the stock exchange or off-exchange, or by means of public offers for purchase or exchange. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding.

The Bonds purchased on the stock exchange or otherwise (including upon exercise of an option by a Bondholder under Condition 5.6) or through public offers may, as the Issuer may decide, be (i) cancelled, (ii) held by the Issuer, (iii) re-sold on the market or (iv) sold to a subsidiary or affiliate of the Issuer.

Bonds redeemed on the Maturity Date, as well as Bonds which have been converted, will cease to be considered as being outstanding and will be cancelled.

5.3 Early redemption at the option of the Issuer

5.3.1 The Issuer shall have the right, at any time on or after 27 June 2007, to redeem on the date specified in the notice therefor all of the outstanding Bonds at their principal amount plus accrued interest if the result of multiplying:

- the existing Conversion/Exchange Ratio (as defined in Condition 13.3); by
- the arithmetic mean of the closing prices of the Share on the Stock Exchange, or failing this, on a regulated market of the European Union calculated over a period of 20 consecutive Stock Exchange Trading Days on which the Shares are quoted as chosen by the Issuer from among the 40 consecutive Stock Exchange Trading Days preceding the date on which the notice announcing the redemption is published (as provided in Condition 5.4);

exceeds (i) from 27 June 2007 to 26 June 2012, 130 per cent. of the principal amount of each Bond and (ii) from 27 June 2012 to the seventh Business Day prior to the Maturity Date, 100 per cent. of the principal amount of each Bond.

"Business Day" means any day (other than a Saturday or a Sunday) on which banks are open in Luxembourg and on which Clearstream, Euroclear and the Trans-European Automated Real-Time Gross Settlement Express Transfer System (TARGET) are open for business.

"Stock Exchange" means the regulated market on which the Shares are listed, quoted or traded or, if more than one, the market which in the opinion of the Calculation Agent, after consultation with the Issuer, offers the greatest liquidity in the Shares. As of the Issue Date, Stock Exchange means the *Premier Marché* of Euronext Paris S.A.

"Stock Exchange Trading Day" means any day when the Stock Exchange quotes the Shares other than a day on which quotes cease prior to the exchange's usual closing time.

5.3.2 The Issuer shall also be entitled, at its option, at any time, to redeem all of the outstanding Bonds at their principal amount plus the interest remaining to be paid for the period between the last Interest Payment Date and the actual early redemption date, provided that the number of such Bonds is less than 10% of the original number of Bonds issued.

5.3.3 In each case specified in Conditions 5.3.1 and 5.3.2, Bondholders shall remain entitled to exercise their rights as provided in Condition 13.

5.4 Publication of information relating to early redemption or redemption at maturity

Information relating to the number of Bonds cancelled, converted or exchanged and to the number of Bonds still outstanding shall be provided each year to the Luxembourg Stock Exchange for public information and shall be available on request from the Issuer or from the Paying Agent in Luxembourg.

If the Issuer decides to redeem the Bonds prior to the Maturity Date, a notice to the Bondholders shall be published not less than 30 days nor more than 90 days before the early redemption date in accordance with Condition 14.

5.5 Early redemption of the Bonds in the event of default

The representatives of the *masse* (as defined in Condition 10) may, pursuant to a decision of the general Bondholders' meeting, by joint written notice sent to the Issuer, with a copy to the Paying Agent, require that all the Bonds be redeemed at their principal amount plus the interest remaining to be paid for the period between the last Interest Payment Date and the actual redemption date if any of the following events occurs and is continuing:

(a) the Issuer and/or the Guarantor defaults in the payment of principal or interest due in respect of any Bond and such default continues for a period of 20 days from the due date;

(b) the Issuer and/or the Guarantor fails to perform or observe any of its other obligations under the terms of the Bonds and such failure is not remedied within 40 days following receipt by the Issuer of written notice of such default from the representatives requiring the same to be remedied;

(c) if any present or future Relevant Indebtedness of the Issuer or the Guarantor, other than the Bonds, shall be or be declared due and payable prior to the date on which the same would otherwise become due and payable by reason of an occurrence of a default on the part of the Issuer (following the giving of such notice, if any, as is required under the document governing such Relevant Indebtedness and as extended by any applicable grace period) (i) unless such Relevant Indebtedness is in aggregate less than €50,000,000 or its equivalent in any other currencies or (ii) unless the Issuer or the Guarantor, as the case may be, has disputed in good faith by appropriate proceedings that such Relevant Indebtedness is due, in which event such default shall not constitute an event of default hereunder so long as the dispute shall not have been finally adjudicated against the Issuer or the Guarantor respectively;

(d) if the Issuer or the Guarantor is the object of a *gestion contrôlée*, a *concordat judiciaire*, a *faillite*, a *banqueroute* or a *liquidation judiciaire*, in conformity with the Luxembourg Code of Commerce (as modified, from time to time) and the law of 10 August 1915 on commercial companies (as modified, from time to time) or becomes subject to any similar legal procedure, liquidation, bankruptcy or insolvency proceedings whatsoever; or

(e) if the Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect or the Guarantor or any *actionnaire commandité* of the Guarantor other than the Issuer (i) ceases to be liable, save in circumstances described in (ii) below, as an *actionnaire commandité* of the Guarantor for the obligations arising on behalf of the Guarantor under the Guarantee, or (ii) enters into a merger, restructuring, consolidation, amalgamation or *scission* unless the acquiror or the resulting surviving company or each of the surviving companies (as the case may be) is, or becomes, an *actionnaire commandité* of the Guarantor or otherwise guarantees, on substantially similar terms as the Guarantee, or assumes all of the obligations of the Issuer, or is in fact the Issuer, under the Bonds.

"Relevant Indebtedness" means any indebtedness for borrowed money represented by bonds (*obligations*) or other assimilated securities (including *obligations* or assimilated securities initially privately placed) which are for the time being or are capable of being quoted, listed or ordinarily traded on any stock exchange, other similar regulated securities market or over-the-counter market.

5.6 Put Options for the Bondholders

5.6.1 27 June 2007 and 27 June 2012: Each Bondholder may, at its option, request early redemption in cash in whole or in part of the Bonds held by it on 27 June 2007 and 27 June 2012 at their principal amount plus accrued interest. Any such request made shall be irrevocable.

Bondholders who decide to exercise their right to request early redemption under this Condition 5.6.1 will be required to notify this decision to the Paying Agent not earlier than 20 Business Days nor later than seven Business Days prior to the early redemption date.

5.6.2 Merger, Scission: Each Bondholder may, at its option, request early redemption in cash in whole or in part of the Bonds held by it at their principal amount plus accrued interest if the Issuer enters into (A) a merger, restructuring, consolidation or amalgamation where the resulting surviving company does not assume the obligations of the Issuer under the Bonds or (B) a scission (each, an "Event"), unless at least 35 Business Days prior to the completion of such Event, Bondholders are provided with notice in accordance with Condition 14 of the availability of an opinion from an independent investment bank of international repute selected by the Calculation Agent that the interests of Bondholders will not be materially adversely affected as a result of the Event. The Issuer shall provide to any Bondholder upon request a copy of such opinion, if possible, and in any event shall provide a copy of the conclusions from such opinion.

The Issuer shall provide notice to Bondholders in accordance with Condition 14 at least 35 Business Days prior to the completion of the relevant Event of either (i) the availability of an opinion as described above or (ii) that such an opinion will not be forthcoming.

Bondholders who decide to exercise their right to request early redemption under this Condition 5.6.2 will be required to notify the Paying Agent no later than 35 Business Days following the earlier of (i) the date on which notice is given by the Issuer that such an opinion will not be forthcoming and (ii) the date which is 35 Business Days prior to the completion date, as publicly announced, of the Event, unless notice of the availability of an appropriate opinion has been given to Bondholders in accordance with Condition 14.

5.6.3 Delisting: Each Bondholder may, at its option, request early redemption in cash in whole or in part of the Bonds held by it at their principal amount plus accrued interest if the Issuer gives notice to delist the Shares from all regulated markets on which the Shares are listed or the Shares cease to be listed for any reason on any regulated market in the European Union or the United States.

Bondholders who decide to exercise their right to request early redemption under this Condition 5.6.3 will be required to notify this decision to the Paying Agent no later than 35 Business Days following the earlier of (i) the date on which the Issuer provides notice to Bondholders of the delisting of the Shares in accordance with Condition 14 and (ii) the date on which such delisting becomes effective.

5.6.4 Public Offers: In the event of an Offer for any Shares, it will be the responsibility of the Bondholder wishing to participate in the Offer to exercise its Conversion/Exchange Rights on a timely basis in order to tender in the Offer the Shares for which its Bonds are convertible/exchangeable.

In the event that the Offer also includes an offer (a "Bond Offer") to Bondholders and such Bond Offer is accompanied by an opinion (or, in any event, at least the conclusions from such an opinion) from an investment bank of international repute that such offer is fair from a financial point of view to Bondholders (a "Fairness Opinion"), no right to early redemption shall arise.

In the event that the Bond Offer does not include a Fairness Opinion, the Issuer shall use its best efforts to obtain a Fairness Opinion on the Bond Offer (and provide notice of the availability of such opinion, or at least the conclusions from such opinion, to Bondholders in accordance with Condition 14 at least 5 Business Days prior to the Specified Date) from an investment bank of international repute approved by the Calculation Agent (an "Expert"). If the Issuer is able to obtain such an opinion, no right to early redemption shall arise.

In the event of a Successful Offer and no Bond Offer is made, the Issuer shall use its best efforts to make an alternative offer to Bondholders (the "Issuer Offer") during the period of 30 days (the "Issuer Offer Period") following the Specified Date. The Issuer Offer shall be accompanied by a Fairness Opinion with respect to the Issuer Offer.

In the event that both of the following conditions apply:

(i) no Bond Offer is made, or a Bond Offer is made but (a) such offer is not accompanied by a Fairness Opinion from an investment bank of international repute and (b) the Issuer is unable to obtain a Fairness Opinion on such offer from an Expert; and

(ii) upon a Successful Offer, the Issuer is unable to make an Issuer Offer or is unable to obtain a Fairness Opinion from an Expert on the Issuer Offer,

then each Bondholder may request, for a period of 60 days following the expiry of the Issuer Offer Period, early redemption in cash in whole or in part of the Bonds held by it by the Issuer at the higher of (a) the principal amount plus accrued interest and (b) the product of (i) the value of the consideration paid in respect of each Share under the Offer on the Final Date (valued, if not entirely cash, by the Expert) and (ii) the Conversion/Exchange Ratio then in effect.

In the event that the Issuer obtains a Fairness Opinion on any Bond Offer or Issuer Offer, it shall provide notice of the availability of such opinion, or at least the conclusions of such opinion, to Bondholders in accordance with Condition 14 and shall provide to any Bondholder, upon request, a copy of such opinion, if possible, and in any event shall provide a copy of the conclusions of such opinion.

"Final Date" means, in relation to any Offer, the date upon which the offer consideration is made available to the Shareholders.

"Offer" means an offer to acquire more than 25 per cent. of the Shares, whether expressed as a legal offer, an invitation to treat or in any other way, in circumstances where such offer is available to all Shareholders, all such Shareholders other than any Shareholder who is, or is connected with, or is, or is deemed to be, acting in concert with, the person making such offer or to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any stock exchange in any territory, the person making such offer is determined not to make such offer.

"Specified Date" means, in relation to any Offer, the final date for acceptance of such Offer which, if such Offer is, prior to such final date, extended, shall be the final date for acceptance of the extended offer.

"Successful Offer" means an Offer becoming unconditional which results in the offeror (or the offeror together with any person or persons acting in concert with the offeror) controlling more than 50 per cent. of the Shares then outstanding.

6 PAYMENT AND DELIVERY

Payment of interest and principal and of any other sums due pursuant to the Bonds will be made to the order of the Paying Agent in euro by crediting an account denominated in euro in the name of the Paying Agent.

Payments and deliveries of Shares on behalf of the Issuer will be made by, or upon the instructions of, the Paying Agent through the settlement systems (Euroclear and Clearstream) and any such payment and delivery validly made in favour of the Bondholders will release the Issuer and the Paying Agent.

The Issuer and the Paying Agent will not be liable to the Bondholders or to any other person in respect of any costs, commissions, losses or other expenses connected to or resulting from the money transfer in euro and/or any currency exchange or rounding which may be related thereto or the delivery of Shares.

If the payment date of any principal interest or other amount relating to the Bonds is not a Business Day, the Bondholder will only have a right to payment of such amount on the next following Business Day, and will have no right to any interest or other sum as a result of such deferral.

The Issuer has appointed BGL as the initial Paying Agent. The address of the Paying Agent is set out in Condition 16.

The Issuer may appoint replacement or additional paying agents provided that as long as the rules of the Luxembourg Stock Exchange so require, there will always be a paying agent in Luxembourg. Notice of any new paying agent will be given in accordance with Condition 14.

7 FURTHER ISSUES

The Issuer may from time to time without the consent of the Bondholders create and issue further notes, bonds or debentures having the same terms and conditions in all respects as the Bonds (or in all respects except for the first payment of interest on them) and to consolidate such further issue so that it forms a single

series with the Bonds and may treat them as the same issue for the purposes of management and trading. The Issuer shall provide notice of any such issue in accordance with Condition 14.

8 STATUS AND NEGATIVE PLEDGE

8.1 Status

The Bonds and the interest relating thereto constitute direct, general, unconditional, unsubordinated and unsecured obligations of the Issuer, and rank equally amongst themselves and *pari passu* with all other unsecured and unsubordinated indebtedness and guarantees, both present and future, of the Issuer.

8.2 Negative pledge

Until the actual repayment of all of the Bonds, each of the Issuer and the Guarantor undertakes not to grant any charge (*hypothèque*) over the real property assets and rights it may or may come to possess, nor any pledge (*nantissement*) on its business (*fonds de commerce*), in each case for the benefit of other creditors without granting similar security to the holders of the Bonds and ensuring that the Bonds rank similarly. This undertaking is given only in relation to bond indebtedness and does not affect in any way the right of the Issuer or the Guarantor to dispose of its assets or to grant any security in respect of such assets in other circumstances.

9 GUARANTEE

All of the Issuer's obligations under the Bonds have been guaranteed (the "Guarantee") by ARCELOR Finance, *société en commandite par actions* (the "Guarantor").

The Guarantee appears at the end of these Conditions.

10 REPRESENTATION OF THE HOLDERS OF THE BONDS

The Bondholders will be represented and the general meetings of Bondholders will be organised in accordance with the provisions of the law of 10 August 1915 relating to commercial companies, and more particularly articles 86 to 94-8 thereof.

A summary of the rules concerning the representation of and the body (*masse*) of the Bondholders in force as at the date of issue is set out below.

The Bondholders together form a body, created *inter alia* for the purposes of representation of the common interests of the Bondholders in accordance with the provisions of the law of 10 August 1915 relating to commercial companies.

A general meeting of the Bondholders may appoint one or several representatives of the body of Bondholders and determine their powers. When the representative(s) have been appointed, the Bondholders will no longer be able to exercise individually the rights attaching to their Bonds against the Issuer.

A meeting of the Bondholders may be convened at any time by the representative(s) or by the board of directors of the Issuer. The representatives, provided they have received an advance on their expenses, or the board of directors must convene a meeting of the body of Bondholders if Bondholders representing 5 per cent or more of the total amount of outstanding Bonds so request. The meetings of the Bondholders will be held at the venue specified in the convening notice.

Every Bondholder will have the right to attend and vote at meetings of the Bondholders in person or by proxy, except that, pursuant to the provisions of the Civil Code, if the Issuer holds Bonds itself, the Issuer is not entitled to exercise the voting rights attached to these Bonds. Evidence of title of a person to one or several Bonds will be established in accordance with the rules and procedures of the depositary with which the Bonds are held. The voting rights attaching to the Bonds are proportional to the portion of the issue they represent, each Bond carrying at least one vote.

A meeting of the Bondholders may be convened (i) in the event of a merger involving the Issuer, (ii) in order to approve certain changes to the Bondholders' rights and (iii) generally, in order to determine any

measure aimed at defending the Bondholders' interests or to ensure the exercise by the Bondholders of their rights in accordance with the provisions of the law of 10 August 1915 relating to commercial companies.

A meeting of the Bondholders may validly decide, without any quorum requirements and by a simple majority of the votes cast by the Bondholders present or represented at the meeting, upon the appointment and removal of representatives, the removal of special representatives nominated by the Issuer and the approval of any protective measure taken in the general interests of the Bondholders.

In respect of any other decision the meeting of the Bondholders may validly decide upon first a convening only if the Bondholders present or represented hold at least 50 per cent of the total amount of the Bonds outstanding at that time. No quorum is required at a reconvened meeting. The decisions at such meetings will be passed by a majority consisting of not less than two-thirds of the votes cast by Bondholders present or represented.

Each Bondholder shall have the right, during the 15 days prior to the general meeting of the Bondholders as a body, to consult or take copies, or cause an agent to do so on its behalf, of the text of the proposed resolutions and the reports to be presented to the meeting, at the registered office of the Issuer, and at the offices of the Paying Agent in Luxembourg and, as the case may be, at any other place specified in the convening notice.

11 TAXATION

All payments in respect of the Bonds or the Guarantee will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. The Issuer or the Guarantor, as applicable, will not be required to pay any additional or further amounts in respect of such withholding or deduction.

As Luxembourg legislation and tax practices currently stand, no obligatory withholding taxes are deducted from any payment in respect of the Bonds or the Guarantee.

12 RESTRICTIONS ON TRANSFERS OF THE SECURITIES

There are no restrictions on transfers of the Bonds.

13 CONVERSION INTO AND/OR EXCHANGE OF THE BONDS FOR SHARES

13.1 Nature of the Conversion and/or Exchange Right

Bondholders have the right (the "Conversion/Exchange Right") at any time to receive, at the option of the Issuer, new and/or existing Shares which will be fully paid up and/or settled by way of set-off against the debt owed to them as Bondholders by the Issuer, and/or the Cash Value (as defined below) thereof, subject to the provisions of Condition 13.7.

If the Issuer elects to deliver Shares, it may, at its option, issue new Shares and/or deliver existing Shares.

13.2 Suspension of the Conversion/Exchange Right

13.2.1 In the event of (i) an increase in Share capital, or an issue of securities conferring rights to receive Shares or in case of a merger (*fusion*), division (*scission*), consolidation, amalgamation or other reorganisation or any other financial transaction conferring preferential subscription rights in favour of the Shareholders of the Issuer, and (ii) where the exercise (subject to any suspension pursuant to Condition 13.2.2) of the Conversion/Exchange Right by a Bondholder would lead to the delivery of Shares and/or cash after the date on which rights are actually granted, then: (a) if the adjustment will result in the relevant Bondholder being entitled to a greater number of Shares, such Bondholder shall receive (1) delivery of such number of Shares (and/or payment of the Cash Value thereof, as applicable), together with any payment in lieu of fractions pursuant to Condition 13.7, as such Bondholder was entitled to prior to any such event and (2) following the later of the calculation of the relevant adjusted Conversion/Exchange Ratio and the completion of such financial operation, such additional number of Shares (and/or the Cash Value thereof, as applicable) as is necessary following such adjustment (together with any payment in lieu of fractions pursuant to Condition

13.7), all without any entitlement to the rights or; (b) if the adjustment will result in the relevant Bondholder being entitled to a lesser number of Shares, then delivery of Shares (and/or the Cash Value thereof, as applicable) together with any payment in lieu of fractions pursuant to Condition 13.7 will be postponed as necessary to calculate the relevant adjusted Conversion/Exchange Ratio and until the completion of such financial operation.

13.2.2 The Issuer may decide, in its reasonable opinion, to suspend the exercise of the Conversion/Exchange Right in order to perform such financial operation as referred to above. The suspension period shall not exceed three months. The Issuer's decision to suspend the exercise of the right to receive Shares will be set out in a notice given to the Bondholders in accordance with the provisions of Condition 14. This notice will be published at least fifteen days prior to the date upon which exercise of the right to receive Shares will be suspended. The notice will mention the date on which the suspension comes into force and the date on which the period of suspension ends.

13.3 Exercise Period and Conversion/Exchange Ratio of Shares

Subject to Condition 13.2, each Bondholder shall be entitled to exercise its Conversion/Exchange Right at any time until the end of the seventh Business Day preceding the date set for redemption whether upon or prior to maturity which, in the case of maturity, is currently expected to be 15 June 2017.

The number of Shares to which each Bond entitles its holder upon exercise of the Conversion/Exchange Right is referred to as the "Conversion/Exchange Ratio".

Subject to subsequent adjustments as provided in Condition 13.6 "Bondholders' rights", the initial Conversion/Exchange Ratio of the Bonds will be one Share for one Bond.

The Conversion/Exchange Right in respect of Bonds redeemed upon or prior to maturity shall expire at the end of the seventh Business Day preceding the date set for redemption. Any Bondholder not having exercised the Conversion/Exchange Right prior to the end of such seventh Business Day will receive the redemption price determined as set out in Condition 5.1 or Condition 5.3, as the case may be.

13.4 Exercise of the Conversion/Exchange Right

To exercise the Conversion/Exchange Right, Bondholders should make their request to the intermediary with whom their securities are registered. The Paying Agent will centralise all such requests.

Any request for the exercise of the Conversion/Exchange Right received by the Paying Agent during a calendar month (the "Exercise Period") will take effect on the earlier of the following dates (the "Exercise Date"):

(i) the last Business Day of such Exercise Period; and

(ii) the seventh Business Day preceding the date set for redemption,

provided that the Exercise Date in December of each year shall be the third Business Day prior to the Interest Payment Date in December and that the Exercise Period ending on the last Business Day of January shall be deemed to have started on the Business Day following the Exercise Date in December.

In respect of Bonds having the same Exercise Date, the Issuer shall be entitled, at its option, to choose between:

(a) the conversion of the Bonds into new Shares;

(b) the exchange of the Bonds for existing Shares;

(c) the delivery of the Cash Value of the Shares; or

(d) the delivery of a combination of new Shares, existing Shares and/or Cash.

No later than 5:00 pm (Luxembourg time) on the second Business Day following each Exercise Date (the "Decision Date"), the Issuer shall notify the Paying Agent whether it intends to deliver Shares, the Cash Value of the Shares or a combination thereof and such information will be available to Bondholders at the offices of the Paying Agent.

"Cash Value" means, in respect of each Bondholder exercising its Conversion/Exchange Rights, the arithmetic mean of the product of:

(a) the volume weighted average price of a Share on the Stock Exchange (taking into account only the purchase and sale orders executed on the order book over the day (including transactions executed on the Stock Exchange at the opening and closing) and excluding orders not executed on the order book (such as block trades)), converted if necessary into euro using the rate provided by the European Central Bank on such day (or, if such rate is not available, such other rate as, in the opinion of BGL, as Calculation Agent (the "Calculation Agent"), may be substituted for it) and rounding the resultant amount to the nearest €0.01 (0.005 being rounded upwards)), as provided by the Stock Exchange or, failing this, determined by the Calculation Agent (the "Share Value");

(b) the number of Bonds presented by such Bondholder in exercise of his Conversion/Exchange Right; and

(c) the Conversion/Exchange Ratio in effect,

on each of the three successive Stock Exchange Trading Days commencing on the first Stock Exchange Trading Day after the Decision Date.

All holders of Bonds with the same Exercise Date will be treated equally and have their Bonds converted, exchanged and/or paid in cash, as appropriate, in the same proportion, subject to any rounding adjustments.

In the event that the Issuer elects to deliver a combination of Shares (whether new and/or existing Shares) and cash, the cash amount to be paid, in respect of each Bondholder, shall be equal to the difference between (i) the Cash Value in respect of the relevant Bondholder, and (ii) the arithmetic mean of the product of (a) the Share Value on each of the three successive Stock Exchange Trading Days commencing on the first Stock Exchange Trading Day after the Decision Date, and (b) the number of Shares the Issuer has elected to deliver to the relevant Bondholder (as may be adjusted by the Calculation Agent following the occurrence of any event referred to in Conditions 13.6.2 or 13.6.3 during such three Stock Exchange Trading Day period).

The Calculation Agent shall determine the number of Shares and/or amount of cash to be delivered in respect of an exercise of the Conversion/Exchange Right by reference to the aggregate number of Bonds in respect of which such right has been exercised by each Bondholder.

Delivery of Shares and/or payment of cash to a Bondholder will take place on or before the seventh Business Day following the Exercise Date.

The new Shares arising as a result of conversion of Bonds and the existing Shares given in exchange for Bonds will be listed on all stock exchanges on which all other Shares are then currently listed. Depending upon the date from which they will carry beneficial rights ("*date de jouissance*"), the Shares will be listed either directly on the first line of listing in the case of exchange or conversion for Shares having an immediate right to dividends or on a second line of listing for existing Shares or newly issued Shares given without coupon in the circumstances set out in Condition 13.5. The Shares which are initially in the second line of listing will be transferred to the first line from the due date for payment of the dividend to which they are not entitled.

13.5 Bondholders' rights to interest payments on the Bonds and to dividends in respect of Shares delivered

In the event of exercise of the Conversion/Exchange Right, no interest will be payable to Bondholders in respect of the period from the last Interest Payment Date preceding the Exercise Date and the date on which the Shares are delivered.

The new Shares issued upon conversion and the existing Shares delivered upon exchange will carry beneficial rights from the first day of the financial year in which the Exercise Date falls. They will however not carry the right to any dividend for any financial year already ended. They will carry the right in respect of the financial year in which the Exercise Date falls (excluding any interim dividend paid prior to the Exercise Date) and subsequent financial years, to the same dividend (equal by reference to their accounting

par value) as that which may be paid in relation to the other Shares carrying the same beneficial rights. They will therefore rank *pari passu* with such other Shares with effect from the due date for payment of the dividend relating to the preceding financial year or, if none is distributed, after the annual general meeting considering the accounts of that year.

13.6 Bondholders' rights

13.6.1 Undertakings of the Issuer

The Issuer undertakes, whilst any Bonds are outstanding, not to repay its share capital, nor to alter its articles of association with respect to the distribution of profits to Shareholders. However, the Issuer may create voting or non-voting preference shares or other preferred equity instruments, pursuant to the provisions of the law of 10 August 1915 relating to commercial companies, provided that the rights of the Bondholders are protected, in accordance with the terms of this Condition 13.6.

13.6.2 Reduction of capital by reason of losses

In the event of a reduction of capital by reason of losses, the rights of the Bondholders to receive Shares will be reduced accordingly, as if such Bondholders had been Shareholders as of the date of the issue of the Bonds, whether the reduction of capital is achieved through a reduction in the accounting par value of the Shares or in the number of Shares. In the latter case, the new Conversion/Exchange Ratio for the allocation of Shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the reduction in capital by the following formula:

$$\frac{\text{Number of Shares existing after the transaction}}{\text{Number of Shares existing before the transaction}}$$

13.6.3 Financial transactions

Upon completion of any of the following transactions:

1. issue of securities carrying a preferential subscription right to its Shareholders;
2. increase in Share capital by capitalisation of reserves, profits or Share premia and by distribution of bonus Shares, or the subdivision or consolidation of Shares;
3. in the event that a nominal value is assigned to the Shares, an increase in Share capital, without issuing Shares, by capitalisation of reserves, profits, or Share premia by increasing the nominal value of the Shares;
4. distribution to Shareholders of any bonus financial instruments other than Shares;
5. absorption, merger, spin-off, division (scission);
6. buy-back of own Shares; or
7. distribution of an exceptional distribution,

which the Issuer may carry out after the Issue Date, the rights of the Bondholders will be protected by adjusting the Conversion/Exchange Ratio in accordance with the following provisions.

This adjustment shall be calculated in such a manner so that the value of the Shares which would have been delivered in the event of an exercise of the Conversion/Exchange Right before the occurrence of one of the transactions mentioned above, is equivalent to the value of the Shares which would be delivered in the event of an exercise of the Conversion/Exchange Right after the occurrence of such transaction.

In the event of an adjustment carried out in accordance with Conditions 13.6.3.1 to 13.6.3.7, the new Conversion/Exchange Ratio will be calculated to three decimal places and rounded to the nearest thousandth (0.0005 being rounded upwards). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion/Exchange Ratio. However, the Bonds can only result in the delivery of a whole number of Shares, the treatment of fractions of Shares being governed by Condition 13.7.

13.6.3.1 In the event of a financial transaction conferring a preferential right of subscription, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price ex-subscription right plus the price of the subscription right}}{\text{Share price ex-subscription right}}$$

For the purposes of calculating this formula, the prices of the Share ex-subscription right and of the subscription right will be determined on the basis of the average of the closing prices quoted on the Stock Exchange falling in the subscription period during which the Share ex-subscription right and the subscription right are quoted simultaneously.

13.6.3.2 In the event of an increase in Share capital by capitalisation of reserves, profits or Share premia and by distribution of bonus Shares, or by the subdivision or consolidation of Shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of Shares existing after the transaction}}{\text{Number of Shares existing before the transaction}}$$

13.6.3.3 Only if the Issuer assigns a nominal value to the Shares, in the event of an increase in Share capital without Shares being issued by means of a capitalisation of reserves, profits or Share premia, effected by increasing the nominal value of the Shares, the nominal value of the Shares which may be delivered to the Bondholders exercising their Conversion/Exchange Right, will be increased accordingly.

13.6.3.4 In the event of an allotment of bonus financial instruments other than the Shares of the Issuer, the new Conversion/Exchange Ratio will be determined:

(a) if the right to receive financial instruments is quoted on the Stock Exchange, by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by:

$$\frac{\text{Share price ex-right + the price of the right to receive financial instruments}}{\text{Share price ex-right}}$$

For the purposes of calculating this formula, the prices of the Shares ex-right and of the right to receive financial instruments will be determined on the basis of the average of the closing prices quoted on the Stock Exchange of the Share and of the right to receive financial instruments on the first ten Stock Exchange Trading Days on which the Share and the right to receive financial instruments are quoted simultaneously. If this calculation is made on the basis of less than five prices, it shall be confirmed by or evaluated in a certificate of an expert appointed by the Issuer.

(b) if the right to receive financial instruments is not quoted on the Stock Exchange, by multiplying the Conversion/Exchange Ratio in effect prior to the start of the relevant transaction by the following formula:

$$\frac{\text{Price of the Share ex-right + value of the financial instruments allocated to each Share}}{\text{Price of the Share ex-right}}$$

For the purposes of calculating this formula, the price of the Share ex-right will be determined as in (a) above and the value of the financial instruments allocated to each Share, if such instruments are quoted on a regulated or similar market, will be determined on the basis of the average of the closing prices quoted on the ten consecutive Stock Exchange Trading Days following the date of allocation of such financial instruments during which the Share and the financial instrument(s) are quoted simultaneously. If the financial instruments allocated are not quoted on a regulated or similar market, their value shall be evaluated in an expert's certificate.

For the avoidance of doubt, no adjustment shall be made under this Condition 13.6.3.4 for any distribution within the meaning of article 72-1(4) of the law of August 10, 1915 on commercial

companies, as amended irrespective of whether such distribution gives rise to an adjustment under Condition 13.6.3.7 or not.

13.6.3.5 In the event of absorption of the Issuer by another company or merger of the Issuer with one or more other companies to create a new company, or a division (*scission*) or spin-off of the Issuer, the Bonds may be exchanged upon exercise of the Conversion/Exchange Right for shares ("Substitute Shares") of the absorbing or new company or the companies resulting from any division (*scission*) or spin-off, as the case may be, in the same manner as before such event according to the Conversion/Exchange Ratio adjusted as set forth below.

The Conversion/Exchange Ratio for Substitute Shares shall be determined by multiplying the Conversion/Exchange Ratio in effect before such event by the exchange ratio of Shares for Substitute Shares (expressed as a fraction, the numerator of which is the number of Substitute Shares and the denominator of which is the number of Shares).

13.6.3.6 In the event that the Issuer makes an offer to all Shareholders to buy back its own Shares at a price that is higher than the Share Price the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect by the following formula:

$$\frac{\text{Share price} + \text{Pc per cent} \times (\text{Buy-back price} - \text{Share price})}{\text{Share price}}$$

For the purposes of calculating this formula:

"Share price" means the average of at least ten consecutive closing quoted Share prices on the Stock Exchange chosen from the twenty consecutive closing quoted Share prices preceding the buy-back (or the buy-back offer).

"Pc per cent" means the percentage of the Share capital that has been bought back.

"Buy-back price" means the effective price of buying back Shares (which is by definition higher than the Share Price).

13.6.3.7 A distribution will be deemed to be an exceptional distribution to the extent that the Return on Equity (as defined below) taking into account the aggregate amount of all distributions per Share of the Issuer paid in cash or in kind (before any withholding, if applicable, and excluding any tax credit) since the start of the same financial period is greater than the Extraordinary Distribution Trigger (as defined below), it being expressly understood that any distribution or part of distribution which would result in an adjustment to the Exchange Ratio in accordance with clauses 13.6.3.1 to 13.6.3.6 will not be taken into account for the purpose of determining whether a distribution is an exceptional distribution or for calculating the Return on Equity.

In the event of a distribution of an exceptional distribution, the new Conversion/Exchange Ratio will be equal to the product of the Conversion/Exchange Ratio in effect before the date of payment of the Trigger Distribution and the following factor:

1 + Return on Equity–Standard Return on Equity

In the event of payment of any dividend per Share paid in cash or in kind (before any withholding, if applicable, and excluding any tax credit) between the date of payment of a Trigger Distribution (as defined below) and the close of the same financial period (a "Supplementary Distribution"), the Conversion/Exchange Ratio will be adjusted. The new Conversion/Exchange Ratio will be equal to the product of the Conversion/ Exchange Ratio in force before the date of payment of the Supplementary Distribution and the following factor:

1 + Supplementary Distribution Return on Equity.

For the purposes of this clause 13.6.3.7,

"Extraordinary Distribution Trigger" means 8.5%;

"Trigger Distribution" means the distribution as a result of which the Return on Equity becomes greater than the Extraordinary Distribution Trigger;

"Previous Distribution" means any distribution paid since the start of the same financial period prior to the Trigger Distribution;

"Return on Equity" means the sum of the ratios obtained by dividing the Trigger Distribution and, where applicable, all Previous Distributions, by the average of the closing prices of the Shares on each Stock Exchange Trading Day in the twelve month period ending on the last Stock Exchange Trading Day prior to the date on which the directors resolve to make, or resolve to propose to the shareholders' meeting to make, the Trigger Distribution;

"Supplementary Distribution Return on Equity" means the ratio obtained by dividing the Supplementary Distribution (net of all distributions or any part of distribution having resulted in an adjustment to the Conversion/Exchange Ratio in accordance with Conditions 13.6.3.1 to 13.6.3.7) by the average of the closing prices of the Shares on each Stock Exchange Trading Day in the twelve month period ending on the last Stock Exchange Trading Day prior to the date on which the directors resolve to make, or resolve to propose to the shareholders' meeting to make, the Supplementary Distribution;

"Standard Return on Equity" means:

$$\frac{R_{n-1} + R_{n-2} + R_{n-3} + R_{n-4} + R_{n-5}}{5}$$

where:

R_{n-1} is the Return on Equity for the immediately preceding financial year;
R_{n-2} is the Return on Equity for the second preceding financial year;
R_{n-3} is the Return on Equity for the third preceding financial year;
R_{n-4} is the Return on Equity for the fourth preceding financial year; and
R_{n-5} is the Return on Equity for the fifth preceding financial year,

provided that for the purpose of these calculations, Return on Equity shall mean the aggregate of the Return on Equity as defined above and the Supplemental Return on Equity and that for any preceding financial year completed prior to the Issue Date, the Return on Equity for such financial year shall be deemed to be 4.5%.

It is expressly understood that any distribution or part of distribution which has resulted in an adjustment to the Conversion/Exchange Ratio in accordance with Conditions 13.6.3.1 to 13.6.3.7 will not be taken into account as a Previous Distribution for the purpose of determining the Return on Equity.

13.6.3.8 In the event that the Issuer carries out any transaction in respect of which an adjustment would not be made as specified in Conditions 13.6.3.1 to 13.6.3.7 and if any future law or regulation should provide for an adjustment, the Issuer will make such adjustment in accordance with the applicable laws and regulations and with the practices used in the markets on which the Bonds are quoted.

The board of directors will report on the methods of the calculation and the results of any adjustment in the next annual report.

In the event of an adjustment, the Bondholders will be notified of the new Conversion/Exchange Ratio by a notice to the Bondholders given in accordance with Condition 14.

13.7 Treatment of fractional Shares

Any Bondholder exercising its Conversion/Exchange Right may receive a number of Shares, which is calculated by multiplying the number of Bonds presented by the Conversion/Exchange Ratio in effect at such time.

If the number of Shares calculated in this manner is not a whole number, the Bondholder shall receive the nearest whole number of Shares immediately less than its entitlement and will receive a payment equal to the value of such additional fraction of a Share, calculated on the basis of the closing Share price quoted on the Stock Exchange on the Exercise Date.

13.8 *Notification* of Bondholders

In the event of a transaction involving preferential subscription rights for Shareholders, the Bondholders will be notified prior to the commencement of such transaction by a notice given to Bondholders in accordance with Condition 14.

14 Notice to Bondholders

Notices to the Bondholders shall be published in the *Luxemburger Wort.*

15 Governing Law and Competent Courts an the Event of a Dispute

The Bonds are issued under and governed by the laws and regulations of the Grand Duchy of Luxembourg. In the event of a dispute, the courts of Luxembourg shall have jurisdiction.

16 Agent in charge of the financial service of the Bonds and centralisation of the Conversion/Exchange *Right*

Paying Agent and Calculation Agent in Luxembourg:

Banque Générale du Luxembourg SA
50, avenue J.F. Kennedy
L-2951 Luxembourg

Copies of the consolidated articles of association of the Issuer and of the contract for financial services can be obtained from the Paying Agent.

2.2 Guarantee of ARCELOR Finance

In consideration of ARCELOR, a *société anonyme,* having its registered office at 19, avenue de la Liberté, L-2930 (hereafter the "Issuer") issuing 3 per cent. Bonds maturing in 2017 in a nominal aggregate amount of EUR 749,999,981.50 with a nominal value per Bond of EUR 19.25 which may be converted into and/or exchanged for new and/or existing shares of the Issuer (the "Bonds"), ARCELOR Finance, a *société en commandite par actions,* having its registered office at 19, avenue de la Liberté, L-2930 (hereafter the "Guarantor") hereby represents that it has full knowledge of and accepts all the terms and conditions of the Bonds (the "Conditions"). All terms not otherwise defined herein shall have the meaning given thereto in the Conditions.

The Guarantor hereby irrevocably and unconditionally guarantees the due and punctual performance of all and any obligations of the Issuer under the Conditions, including the due and punctual payment of interest, principal and of any other sums due pursuant to the Bonds as well as the due and punctual delivery of shares in the Issuer or their Cash Value, and expressed to be payable or otherwise discharged under the Conditions by the Issuer when and as, and in the currency or form in which, the same shall be expressed to be due and payable or otherwise discharged, whether at maturity or early redemption, on an Interest Payment Date or upon conversion or exchange of the Bonds or otherwise, in accordance with the Conditions (the "Guarantee").

The Guarantor covenants that, in the event of default by the Issuer in the performance of any of the obligations of the Issuer under the Bonds when and as the same shall be expressed to be due and payable or otherwise discharged, whether at maturity or early redemption, on an Interest Payment Date or upon conversion or exchange of the Bonds or otherwise ("default by the Issuer"), it will make such payment or delivery, or cause such payment or delivery to be made, punctually as if such payment or delivery were made by the Issuer.

The Guarantor hereby agrees that this Guarantee is its primary obligation, jointly and severally with the Issuer, and that its obligations under this Guarantee shall be, upon default by the Issuer, unconditional, irrespective of any invalidity, irregularity or unenforceability of or defect in any provision of the Conditions or any of the obligations of the Issuer under the Bonds, the absence of any action to enforce the same or any other circumstance, affecting the Issuer or otherwise, which might otherwise constitute a legal discharge or defense of a guarantor.

The Guarantee constitutes direct, upon default by the Issuer unconditional, unsecured and unsubordinated obligations of the Guarantor, which rank and will rank equally with all its other present or future unsecured and unsubordinated obligations, except for such obligations as may be preferred by law.

This Guarantee is additional to and not instead of, any security or other guarantee at any time existing in favour of the bondholders, whether from the Guarantor or otherwise.

The Guarantor hereby waives any right to require prior proceedings against the Issuer or any other person and any other notice and all demands whatsoever, except a demand on the Guarantor as provided in this Guarantee, and, in case of default of the Issuer, the Guarantor will pay or deliver, on first demand and within three (3) business days of such demand, any amounts or shares of the Issuer due under the Bonds without any previous action as described hereinbefore being necessary. The Guarantor irrevocably and unconditionally waives expressly its right to benefit of articles 2021 (*discussion*), 2026 (*division*) and article 2037 of the Luxembourg Civil Code.

The giving of time to the Issuer or neglect or forbearance of the Bondholders in requiring or enforcing performance of the whole or any part of the Issuer's obligations or any dealings or transactions between the Issuer and the Bondholders shall not discharge or in any way prejudice or affect the Guarantor's liability under this Guarantee.

This Guarantee will remain in full force until all obligations under the Bonds have been fully discharged in accordance with the Conditions. The Guarantor acknowledges that it shall not invoke any novation affecting the Issuer, in particular, in the case of an amalgamation, reorganisation or merger affecting the Issuer or its liquidation to release the Guarantor from its obligations under this Guarantee. The Guarantee shall remain valid and shall not be affected by the occurrence of any of the following events affecting the

Issuer: a *gestion contrôlée, a concordat judiciaire, a faillite, a banqueroute or a liquidation judiciaire* or any other analogous proceeding.

The Guarantor shall be fully subrogated to the Bondholders' rights upon payment of any amounts and delivery of any shares of the Issuer due to the Bondholders in accordance with the Conditions, provided that until all obligations have been paid or discharged in full in accordance with the Conditions, (i) the Guarantor shall not exercise on whatever grounds its right of subrogation (*droit de subrogation*) to the Bondholders' rights in respect of any payment or delivery it may have made under this Guarantee and shall not otherwise take any steps resulting in it competing with the Bondholders' rights and (ii) any right the Guarantor may have to request a repayment or other compensation by subrogation or otherwise from the Issuer (*recours subrogatoire*) shall be fully subordinated in all respects to any claim of the Bondholders against the Issuer for payment in full of all amounts and delivery in full of all shares of the Issuer owing to the Bondholders.

Until the actual repayment of all of the Bonds, the Guarantor undertakes not to grant any charge (*hypothèque*) over the real property assets and rights it may or may come to possess, nor any pledge (*nantissement*) on its business (*fonds de commerce*), in each case for the benefit of other creditors without granting similar security to the holders of the Bonds and ensuring that the Bonds rank similarly. This undertaking is given only in relation to bond indebtedness and does not affect in any way the right of the Guarantor to dispose of its assets or to grant any security in respect of such assets in other circumstances.

All payments in respect of the Guarantee will be made without withholding of or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. The Guarantor will not be required to pay any additional or further amounts in respect of such withholding or deduction.

This Guarantee is governed by the laws of the Grand Duchy of Luxembourg.

The Guarantor agrees that all disputes relating to the validity, interpretation and performance of this Guarantee shall be submitted to the exclusive jurisdiction of the competent courts in Luxembourg.

Luxembourg, 27th June, 2002

ARCELOR Finance
by its gérant

ARCELOR

2.3 Use of proceeds

The net proceeds of the issue of the Bonds are expected to amount to approximately EUR 745 million and will be used for the general financing needs of ARCELOR and its Group, including the refinancing of certain existing indebtedness.

CHAPTER 3 GENERAL INFORMATION CONCERNING ARCELOR AND ITS CAPITAL

3.1 General information concerning ARCELOR

3.1.1 Name and registered office

Name : ARCELOR

Registered and head office :

19, avenue de la Liberté

L-2930 Luxembourg, Grand Duchy of Luxembourg

3.1.2 Legal form

The Company is a *société anonyme* incorporated under the laws of Luxembourg and is registered in the Luxembourg register of commercial companies under number B 82454.

The Company will consider the possibility of being transformed into a European company when the legal framework permitting this is in place.

3.1.3 Date of incorporation and duration

The Company has been incorporated on 8th June, 2001 for an unlimited duration. The articles of association were published in the Mémorial C of 24th September, 2001 and 11th October, 2001.

The articles of association have been amended by deeds dated 11th and 12th December, 2001 and by deeds dated 15th February and 18th March, 2002 which have been published in the Mémorial C respectively on 27th December, 2001, 11th March, 2002 and 8th April, 2002.

3.1.4 Object

In accordance with article 3 of the articles of association, the object of ARCELOR is the manufacturing and processing of and trading in steel, steel products and other metal products as well as all products and materials involved in their manufacturing, processing and trading as well as all industrial and commercial activities directly or indirectly related to these objects, including research activities and the creation, acquisition, holding, exploitation and sale of patents, licences, know-how and of intellectual and industrial property generally.

The Company may realise such object either directly or by the creation of companies, the acquisition, holding or taking of participations in any company or partnership, and the participation in any associations, interest groups and joint ventures.

More generally, the object of ARCELOR includes the holding of participations, in any form whatsoever, in any companies or partnerships and the acquisition by purchase, subscription or any other means, as well as the transfer by sale, exchange or otherwise, of shares, bonds, debentures, notes and other securities and instruments of any kind.

It may grant assistance to affiliated companies and take any controlling and supervisory measures in respect of any such companies.

It may carry out any operation or transaction, whether commercial, financial or industrial, which it may deem directly or indirectly necessary or useful for the fulfilment and development of its objects.

3.1.5 Inspection of legal and financial documents

The articles of association of ARCELOR, in French with an English translation, may be inspected at its registered office.

The articles of association are also lodged, in French, with the register of commercial companies in Luxembourg, with the *greffe du tribunal de commerce* of Brussels and with the *greffe du tribunal*

de commerce of Paris and in Spain (together with a Spanish translation), with the Comisión Nacional del Mercado de Valores ("CNMV"), the Spanish Stock Exchanges and the Spanish Liaison Entity.

ARCELOR has not yet published any consolidated financial statements (the financial information contained herein being established on a pro forma basis). The annual report and the unconsolidated annual accounts for the year ended 31st December, 2001 and for subsequent years and, starting from the accounting year 2002, the consolidated annual accounts as well as the semi-annual and quarterly financial data published by ARCELOR may be inspected at its registered office where a copy may be obtained. The unconsolidated annual accounts and the consolidated accounts will also be lodged with the register of commercial companies in Luxembourg, in Belgium with the Banque Nationale de Belgique and in France with the Commission des Opérations de Bourse. In Spain these documents and the semi-annual and quarterly financial data will be lodged with the CNMV and the Spanish Stock Exchanges and with the Spanish Liaison Entity.

3.1.6 Places of listing

The Shares of ARCELOR are listed on the Luxembourg Stock Exchange, the Premier Marché of Euronext Brussels, the Premier Marché of Euronext Paris SA and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia.

3.1.7 Accounting year

The accounting year begins on 1st January of each year and ends on 31st December of the same year. The first accounting year has ended on 31st December, 2001.

3.1.8 Allocation of profits

Luxembourg law and the articles of association provide that 5% of the annual net profits of ARCELOR shall be allocated to the reserve required by law. This allocation shall cease to be required once such reserve shall have reached 10% of the subscribed capital of ARCELOR.

The general meeting of the shareholders, upon proposal of the board of directors, shall determine how the remainder of the annual net profits shall be allocated:

- a global amount shall be allocated to the board of directors as directors' emoluments. This amount may not be less than EUR 1,000,000 (if profits are not sufficient, that amount shall be treated wholly or in part as expenses); and
- the balance shall be distributed in the form of dividends to the shareholders or allocated to reserves or carried forward.

Subject to the conditions laid down by law, ARCELOR may, upon decision of the board of directors, distribute interim dividends if it appears that, on the basis of an accounting statement, it has sufficient own funds available for distribution. The interim dividends may not exceed the profit made since the end of the last accounting year increased by any profits carried forward and distributable reserves (including distributable share issue premiums) and decreased by losses made since the end of the last accounting year, any carried forward losses and any sums which have to be allocated to reserve pursuant to legal requirements or the articles of association.

Dividends will be distributed to shareholders in proportion of the number of Shares held.

Dividends payable on Shares of ARCELOR directly registered in the register of Shares shall be directly paid to the persons in the name of which the Shares are registered. As long as a shareholder holds his Shares in ARCELOR through the intermediary of a securities settlement system or a participant in such system, he will receive his dividends through such system or such participant and in order to receive that dividend will have to comply with the rules of that system.

Any dividends not claimed within five years after payment thereof will be time-barred and will revert to ARCELOR.

3.1.9 Winding-up and liquidation

In case of liquidation of ARCELOR, the net assets of ARCELOR shall be distributed to the shareholders in proportion of the number of Shares they hold.

3.2 General information concerning the share capital of ARCELOR and share rights

3.2.1 Issued capital

Amount of issued capital	EUR 2,641,802,555
Number of issued Shares	528,360,511
Amount of non-issued authorised capital	EUR 2,358,197,445
Number of non-issued authorised Shares	471,639,489
Number of non-issued authorised Shares reserved for conversion of O.C.E.A.N.E. ARCELOR 2005, O.C.E.A.N.E. ARCELOR 2006 and the Bonds.[1]	91,362,462
Balance of non-issued authorised Shares available	380,277,027

All issued Shares are fully paid.

3.2.2 Evolution of the share capital of ARCELOR since its incorporation

ARCELOR was incorporated on 8th June, 2001 with an issued capital of EUR 32,250.

Since its incorporation, the share capital of ARCELOR has only been increased as a result of the Public Exchange Offers, the acquisition of the minority shareholding in Sidmar and the contribution of additional ACERALIA shares by Arbed España BV as described below.

On 15th February, 2002, ARCELOR issued 516,215,823 new Shares in satisfaction of the ACERALIA, ARBED and USINOR shares tendered to the initial Public Exchange Offers on those companies and as consideration for the contribution by Staal Vlaanderen N.V. of 1,561,668 ARBED shares.

In compliance with applicable provisions, ARCELOR subsequently reopened the offer on ARBED in Luxembourg and Belgium and the offer on USINOR in France, with the terms of the offers remaining unchanged.

On 18th March, 2002, ARCELOR issued a further 12,138,238 new Shares in satisfaction of the ARBED and USINOR shares tendered to the re-opening of the Public Exchange Offers on ARBED and USINOR and in consideration for the contribution by Arbed España BV of 297,384 ACERALIA shares.

At the completion of the Public Exchange Offers and the ancillary transactions mentioned above, ARCELOR issued a total of 528,354,061 ARCELOR Shares. Taking into account the 6,450 preexisting shares, the total number of issued ARCELOR shares on 18th March, 2002 was 528,360,511 representing a subscribed share capital of EUR 2,641,802,555.

---

1 Excluding the New O.C.E.A.N.E. and assuming that all conversion requests will be served by the issuance of new Shares.

The table below summarises the above contributions:

	ACERALIA shares contributed	ARCELOR Shares issued	ARBED shares contributed[3]	ARCELOR Shares issued	USINOR shares contributed	ARCELOR Shares issued	Total of new ARCELOR Shares issued
15th February, 2002	118,495,385	157,993,846	9,895,588	123,165,502	235,056,475	235,056,475	516,215,823
18th March, 2002.	297,354	396,472	102,416	1,100,972	10,640,794	10,640,794	12,138,238
Total	**118,792,739[2]**	**158,390,318**	**11,559,672[4]**	**124,266,474**	**245,697,269[5]**	**245,697,269**	**528,354,061**

As part of the Public Exchange Offers, ARCELOR also issued two O.C.E.A.N.E. as referred to in 3.2.3 below.

No further Shares or instruments giving access to the share capital of ARCELOR have been issued since 18th March, 2002 except for the Bonds.

3.2.3 Instruments giving access to the capital of ARCELOR

The instruments issued by ARCELOR which give access to its capital (including the New O.C.E.A.N.E. to be issued in connection with the OPRE) and the number of existing or new Shares for which these instruments can be exercised are set out in the table below:

Instrument	Number outstanding[6]	Maximum number of New O.C.E.A.N.E. to be issued[7]	Conversion ratio O.C.E.A.N.E./ Share[8]	Number of new or existing Shares to be delivered upon exercise
O.C.E.A.N.E. 2005	24,680,648	319,352	1/1	25,000,000
O.C.E.A.N.E. 2006	27,720,776	855,123	1/1	28,575,899
O.C.E.A.N.E. 2017	38,961,038	—	1/1	38,961,038
Total				**92,536,937**

At the completion of the Public Exchange Offers, ARCELOR had issued 24,680,648 O.C.E.A.N.E. 2005 and 27,720,876 O.C.E.A.N.E. 2006. Since their issue, no O.C.E.A.N.E. 2005 and 100 O.C.E.A.N.E. 2006 have been exercised and the latter gave rise to the delivery of 100 existing ARCELOR Shares.

3.2.4 Admission to listing

The existing Shares of ARCELOR are admitted to listing on the Luxembourg Stock Exchange, the Premier Marché of Euronext Brussels, the Premier Marché of Euronext Paris S.A. and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia.

The listing on the Luxembourg Stock Exchange of any new Shares to be issued pursuant to the OPRE and as a result of future conversions of the Bonds or the O.C.E.A.N.E. ARCELOR has been approved. Applications will be made for the admission to listing of such new Shares on all other stock exchanges on which the existing Shares are listed.

A description of the OPRE is set out in section 8.7 below.

2 representing 95.03% of the issued share capital of ACERALIA.

3 including the contribution of 1,561,668 ARBED shares by Staal Vlaanderen N.V.

4 representing 99.43% of the issued share capital of ARBED.

5 representing 97.58% of the issued share capital of USINOR at the end of the re-opening of the Public Exchange Offer.

6 For the O.C.E.A.N.E. 2005 and O.C.E.A.N.E. 2006 the figures are given as at 31st May, 2002, the next exercise date in respect of such bonds being 28th June, 2002.

7 In case of a 100% acceptance rate in the OPRE and the absence of any conversion request of O.C.E.A.N.E. USINOR before 29th June, 2002.

8 The conversion ratio of each instrument is subject to adjustment in the case of occurrence of certain events (for the O.C.E.A.N.E. 2017, see Condition 13 in section 2.1).

Stock Exchange Trading

Settlement (delivery and payment) of transactions on the stock exchanges where ARCELOR Shares are listed will be effected through a settlement system recognised by the stock exchange in question.

Shareholders directly registered in ARCELOR's share register must therefore, in order to be able to trade their Shares on one of the stock exchanges where the Shares are quoted, deposit them first into one of the settlement systems.

3.2.5 ***Form and means of holding ARCELOR Shares***

All of the Shares are in registered form. They are all of the same class, without nominal value. Shareholders may hold them, either by being directly entered into the Share register kept in Luxembourg by or on behalf of ARCELOR, or by the Shares being held in book entry form with a bank or professional securities depositary or other qualified financial intermediary, which will hold them through a securities settlement system, either directly as a participant of such system or indirectly through such a participant.

3.2.6 ***General meetings of the shareholders***

Every shareholder has the right to attend general meetings of shareholders in person or by appointing a person of his choice as his proxy. The annual general meetings of shareholders shall be held at the registered office of ARCELOR or at such other place in the city of Luxembourg as may be specified in the notice of the meeting, on the last Friday of the month of April in each year at 11 a.m. If such day is not a bank business day in Luxembourg, the annual general meeting shall be held at the first preceding bank business day. Other shareholders' meetings may be held at the dates, times and places specified in the notices of meeting.

The decision to convene a general meeting of the shareholders belongs to the board of directors. Moreover, the shareholders' meeting must be convened by the board of directors at the request of shareholders representing at least 20% of the share capital in which case the meeting must be held within the month following such request.

Subject to what is stated in the last paragraph of this section 3.2.6, the general meeting of the shareholders shall be convened in accordance with Luxembourg law by notices published twice, with a minimum interval of eight days, and at least eight days before the meeting in one or several Luxembourg newspapers and in the Mémorial C.

The convening notices for the ordinary and extraordinary meetings shall also be published in one or more Belgian, Spanish and French newspapers of national circulation.

In Belgium, the notice shall be communicated to the market authority of Euronext Brussels and to a press agency established in Belgium or to an electronic transmission system with a large circulation approved by the market authority of Euronext Brussels. In Spain, the notice shall be communicated to the CNMV and to the Spanish Stock Exchanges. In France, the notice shall be lodged at the COB at the latest on the day of its publication.

Subject to what is stated in the last paragraph of this section 3.2.6, all shareholders registered in the register of shares shall be convened in accordance with Luxembourg law, by ordinary mail, at least 8 days prior to the shareholders' meeting.

The resolutions of the ordinary shareholders' meeting are adopted by a simple majority of the votes validly expressed by the shareholders present or represented.

Save for the change of nationality of ARCELOR and the increase of the commitments of the shareholders, which require the unanimous consent of the shareholders and holders of notes and bonds, the extraordinary general meeting of the shareholders may resolve to amend the articles of association provided shareholders representing at least half of the share capital are present or represented and provided the amendment is adopted at a majority of 2/3 (two thirds) of the votes validly expressed by the shareholders present or represented. If the shareholders present or represented do not represent at least half of the share capital, a new meeting with the same agenda may be convened by the board of directors. In such case, the convening notices shall be published in at least 2 Luxembourg newspapers and the Mémorial C, with a

minimum interval of 15 days, and at least 15 days before the meeting. Such notices shall also be published in one or more French, Spanish and Belgian newspapers and in accordance with applicable stock exchange regulations. The second meeting shall validly deliberate regardless of the proportion of the capital represented. The resolutions will not be adopted unless carried by at least 2/3 (two thirds) of the votes validly expressed by the shareholders present or represented.

3.2.7 Voting rights and participation in the general meetings of shareholders

Each Share is entitled to one vote.

The Company only recognises one owner per Share.

Each shareholder has the right to attend the general meetings of shareholders in person or by appointing another person as his proxy, to speak at such meeting and to exercise his voting rights subject to the provisions of the articles of association of ARCELOR. There is no requirement of a minimum number of Shares to be held in order to participate in the general meetings of shareholders.

The Company does not apply a system of vote by correspondence.

Holders of registered Shares registered in the Share register five business days prior to the meeting are admitted without other formality to such meeting.

Proxy forms must be lodged at the places and with the persons designated by the board of directors at least five business days prior to the date of the meeting.

In accordance with Luxembourg law, shareholders holding their Shares through a clearing system may attend and vote at general meetings of the shareholders of ARCELOR by presenting at the place and at the latest on the date preceding the fifth business day prior to the date of the meeting (unless ARCELOR sets a shorter time-limit) as specified in the convening notice, a certificate indicating, inter alia, the number of Shares held.

Such certificate may be obtained as follows:

- by shareholders holding their Shares through Clearstream or Euroclear, from the bank, professional security depositary or the financial institution with which the Shares are held in an account;
- by shareholders holding their Shares through the intermediary of Euroclear France, from the custodian of such Shares;
- for shareholders holding their Shares with an adhering entity of the Servicio de Compensación y Liquidación de Valores S.A. ("SCLV"), the certificate must take the form of a *tarjeta de asistencia*, and must be mandatorily accompanied by a *certificado de legitimación* issued by the adhering entity (the latter being governed by the provisions of section 18 et seq. of the Royal Decree n° 116/92 of 14th February, 1992).

The Shares which are the object of such a certificate, must be blocked until after the holding of the meeting and may be transferred only after the holding of such meeting; such blocking will result from the certificate.

Subject to the internal rules of the relevant clearing system, shareholders may also give instructions as to how to exercise their vote to the bank, the professional securities depositary, the financial institution or the custodian or the adhering entity of SCLV with which their Shares are held.

In such case, the Shares shall also be blocked until after, and may only be transferred after, the holding of such meeting.

The board of directors will adopt any other regulations and procedures concerning the provision of access cards and proxy forms so as to allow shareholders to exercise their voting rights.

3.2.8 Threshold disclosure requirement

In accordance with the Luxembourg law of 4th December, 1992 regarding the information to be published when a major holding in a listed company is acquired or disposed of (the "Law of 1992"), in case

a natural or legal entity governed by public or private law acquires or disposes of a holding in ARCELOR and where following such acquisition or disposal, the proportion of voting rights held by that person or legal entity reaches or exceeds one of the thresholds of 10%, 20%, 1/3, 50% and 2/3 of the total voting rights existing when the situation giving rise to the declaration occurs, or falls below said thresholds, such person or entity shall notify ARCELOR and at the same time the Commission de Surveillance du Secteur Financier of Luxembourg, within seven (7) calendar days, of the proportion of voting rights it holds following such acquisition or disposal.

"Acquiring a holding" shall not only mean the purchase of a holding but also the acquisition by any other means as more fully described in the Law of 1992.

In order to determine whether a person is required to make a declaration pursuant to the Law of 1992, the Law (in its articles 7 and 8) assimilates the voting rights held by such person to the voting rights held by certain other persons, including where there are links of control between such person or where they act in concert.

If ARCELOR receives such a declaration, it must in turn disclose it to the public in each of the Member States in which its Shares are officially listed on a stock exchange as soon as possible but not later than nine (9) calendar days after the receipt of the declaration.

As long as the required information has not been declared and published pursuant to the Law of 1992, the exercise of the voting rights attached to the Shares concerned is suspended.

Moreover, the articles of association provide in article 7 that the provisions of the Law of 1992 shall also apply, after having taken into account the provisions of articles 7 and 8 of such Law, to (i) each acquisition or disposal of Shares resulting in a holding exceeding or falling below the threshold of 2.5% of the voting rights in ARCELOR; (ii) each acquisition or disposal of Shares resulting in a holding exceeding or falling below the level of 5% of the voting rights in ARCELOR; and (iii) once a holding has exceeded 5% of the voting rights in ARCELOR, each acquisition or disposal of Shares resulting in such holding exceeding or falling below successive thresholds of 1% of the voting rights in ARCELOR.

Furthermore, the articles of association provide that any person who, in application of article 1 of the Law of 1992, must notify the holding of Shares carrying 10% or more of the voting rights in ARCELOR, shall promptly inform ARCELOR, by registered letter with acknowledgement of receipt, of its intention to (i) acquire or dispose of Shares in ARCELOR in the following twelve months, (ii) seek to obtain control of ARCELOR or (iii) seek to appoint a person to the board of directors of ARCELOR.

In case of non-compliance with the obligations of declaration set out in the articles of association and described above, the articles of association provide that the voting rights attached to the Shares concerned will be suspended.

The articles of association provide for certain exceptions to the threshold disclosure requirements provided in the articles of association, which are described in section 3.2.10 hereafter.

3.2.9 Compulsory offer in case a threshold of 25% is exceeded

The articles of association provide that any person who must notify ARCELOR of an acquisition of Shares as a result of which such person, taking into consideration the provisions of articles 7 and 8 of the Law of 1992, holds a quarter or more of the total voting rights in ARCELOR, shall be obliged to make, or cause another person to make, an unconditional public cash offer to all shareholders to acquire all of their Shares and to all holders of securities conferring the right to acquire Shares of ARCELOR, such as transferable securities or other financial instruments, allowing their holder to obtain Shares in ARCELOR, irrespective of whether those securities are issued by ARCELOR or by entities controlled or established by ARCELOR or by members of its Group or not, at a price payable in cash, in each jurisdiction where the Shares of ARCELOR are listed as well as in each jurisdiction where ARCELOR has made a public offer of its Shares; each such public offer must comply with all legal or regulatory requirements applicable to public offers in the relevant jurisdiction. In each case, the price must be appropriate and fair and, in order to guarantee an equal treatment of all shareholders and all holders of securities conferring the right to acquire Shares of ARCELOR, such public offers must be made at an identical price which must be justified by a

report drawn up by a first ranking professional institution appointed by ARCELOR and whose fees and costs shall be advanced by the person subject to the obligation described in the present section.

The foregoing obligation to make an unconditional cash offer shall not apply where the acquisition of ARCELOR's Shares by the person making such notification has received the prior authorisation of the shareholders of ARCELOR by a resolution of the general meeting of the shareholders adopted in the manner required to amend the articles of association including, but without limitation, in the case of a merger or a contribution in kind against the issue of Shares.

If the public offer described above has not been made within a period of two (2) months after notification to ARCELOR of the increase of shareholding entitling the shareholder to a quarter or more of the voting rights, or after the notification by ARCELOR to the shareholder of its knowledge of the realisation of such an increase, or if ARCELOR is notified that the competent authority in a jurisdiction in which ARCELOR's Shares are listed (or in a jurisdiction where ARCELOR has made a public offer of its Shares) has determined that the public offer has been made in breach of legal or regulatory requirements applicable to public offers in that jurisdiction, then starting from the day of expiry of the above-mentioned period of two (2) months or from the date on which ARCELOR has been notified of the relevant authority's determination, the right to attend and to vote at general meetings of the shareholders and the right to receive dividends shall be suspended in respect of those Shares held by that person which give that person more than a quarter of the voting rights in ARCELOR.

A shareholder whose voting rights exceed one quarter of the voting rights in ARCELOR and who requires the convening of a general meeting of the shareholders pursuant to article 70 of the Luxembourg law on commercial companies, shall in order to be able to vote at the meeting, have proceeded to a final and irrevocable public offer as described above prior to that general meeting. Failing this, the voting rights attached to the Shares exceeding one quarter of the voting rights in ARCELOR will be suspended.

If, at the date of the annual general meeting, a shareholder has more than a quarter of the voting rights in ARCELOR, his voting rights shall be suspended in relation to such percentage of voting rights as gives the shareholder more than one quarter of the voting rights in ARCELOR except where the shareholder concerned undertakes in writing not to vote the Shares exceeding one quarter of the voting rights or, if the shareholder has proceeded definitely and irrevocably to the public offer as described in this section.

3.2.10 Exceptions to the statutory obligations of declaration and of mandatory offer

The provisions of the articles of association providing the obligations of declaration described in section 3.2.8 and those providing for a mandatory offer described in section 3.2.9 do not apply (without prejudice however to any legal obligations):

- to ARCELOR itself, for the Shares which it may hold directly or indirectly;
- to the Depositaries in such capacity, it being specified that these provisions will apply to the persons holding their Shares through such a Depositary and to Shares held by such a Depositary for the account of persons who did not comply with the obligations set out in the articles of association and described in sections 3.2.8 and 3.2.9. The term "Depositary" is defined in article 6 of the articles of association of ARCELOR as being a securities' settlement system or the operator of such a system or a professional securities' depositary or any other depositary;
- to any transfer and to any issue of Shares by ARCELOR in the context of a merger or a similar operation or the acquisition by ARCELOR of any other company or business; and
- to the acquisition of Shares resulting from a public offer to acquire all the Shares of ARCELOR.

3.2.11 Amendments of the share capital

The share capital of ARCELOR may be increased or reduced by a resolution of an extraordinary general meeting of the shareholders deciding in the manner required for the amendment of the articles of association.

Under Luxembourg law and the articles of association, each shareholder has a preferential subscription right in case of an issue of new Shares against a contribution in cash. That preferential subscription right shall be proportional to the capital held by such shareholder.

The general meeting of the shareholders, deciding in the manner required for the amendment of the articles of association, may limit or suspend such preferential subscription rights or authorise the board of directors to do so in the context of the authorisation given to the board by the general meeting of the shareholders to increase the capital within the limits of the authorised capital.

There is no preferential subscription right in case of capital increase by contribution in kind.

The capital of ARCELOR may also be increased by resolution of the board of directors adopted by a majority of two thirds of the directors present or represented and pursuant to an authorisation given by the general meeting of the shareholders in the manner required for the amendment of the articles of association. This authorisation is contained in the articles of association of ARCELOR and may only be given for a maximum duration of 5 years after the publication in the Mémorial C of the deed amending the articles of association. Such authorisation may be renewed by an extraordinary general meeting.

The general meeting of the shareholders held on 11th December, 2001 has established an authorised capital (including the subscribed capital) of EUR 5,000,000,000 represented by 1,000,000,000 Shares and has given to the board of directors the authorisation to increase the share capital of ARCELOR until the subscribed capital reaches the amount of the authorised capital. Such increase of capital may be made by contributions in cash or in kind as well as by incorporation of reserves, of issue premiums or of carried forward profits, with or without the issue of new Shares, or as a result of the issue and the exercise of subordinated or non-subordinated bonds which are convertible, repayable or exchangeable into Shares or carrying subscription rights for Shares or through the issue of any other security or instrument giving the right to acquire Shares. That meeting has also authorised the board of directors of ARCELOR to limit or to suspend the preferential subscription right. The authorisations mentioned above are valid for a period which will end on 10th December, 2006, unless they are renewed.

The subscribed share capital of ARCELOR may be reduced by the extraordinary general meeting deciding in the manner required for the amendment of the articles of association, subject to applicable legal provisions.

3.2.12 Acquisition by ARCELOR of its own Shares

The Company may acquire its own Shares in accordance with the conditions established by Luxembourg law and which are essentially as follows:

- the acquisition must be authorised by the decision of a general meeting of the shareholders of ARCELOR which shall determine the terms and conditions of the acquisition and in particular, the maximum number of Shares to be acquired, the duration of the period for which the authorisation is given and which may not exceed 18 months and, in case of acquisition for value, the maximum and minimum consideration;
- the Shares held by ARCELOR as well as the Shares held by any other company of the type set out in article 1 of EEC directive 68/151 and in which ARCELOR directly holds the majority of the voting rights or on which it may directly exercise a dominant influence, may not, together, represent more than 10% of the subscribed share capital of ARCELOR;
- the acquisitions by ARCELOR of its own Shares may not have the effect of reducing the net assets below the aggregate of the subscribed share capital and the reserves which may not be distributed under law or the articles of association; and
- only fully paid-up Shares may be acquired by ARCELOR.

Where the acquisition of ARCELOR's own Shares is necessary in order to prevent serious and imminent harm to ARCELOR, the authorisation of the shareholders' meeting is not required.

Where the Shares are acquired for distribution thereof to the employees of ARCELOR, the authorisation of the shareholders' meeting is not required. The Shares which are acquired to be distributed to the employees must be distributed at the latest within one year from the date of acquisition.

The Shares acquired by ARCELOR in breach of the rules mentioned above must be disposed of within a period of one year from the date of their acquisition or be cancelled. The Company may then proceed to a reduction of the subscribed share capital for the corresponding amount.

As long as the Shares are held by or for the account of ARCELOR, they will not carry any voting rights and if these Shares are included among the assets shown in the balance sheet, a non-distributable reserve of the same amount must be created on the liability side.

In certain conditions provided by the law, the acquisition or the holding of Shares of ARCELOR by other companies in the Group being of a type referred to in article 1 of the EEC directive 68/151 will be considered as an acquisition by ARCELOR itself.

The general meeting of the shareholders of ARCELOR held on 11th December, 2001 has authorised the board of directors to acquire Shares of ARCELOR or to cause them to be acquired by other companies of the Group as referred to in article 49 bis of the law on commercial companies. That authorisation is valid for 18 months (until 11th June, 2003) and allows the board of directors to acquire a maximum of 10% of the subscribed share capital. Such Shares may be acquired for a price ranging from EUR 5 to EUR 25 per Share.

The board of directors has in turn delegated authority to the management board to purchase up to 2% of ARCELOR's issued share capital representing 10,567,210 shares. This delegation is in addition to Shares of ARCELOR held within the Group as a result of the Public Exchange Offers. As at 31st May, 2002, this delegation had been used for 112,212 Shares, the holding of the balance of the treasury stock resulting from the Public Exchange Offers and not from repurchases.

At 31st May, 2002 ARCELOR holds no own shares directly but the Group holds approximately 9.3% of the Shares and 2.04% of the voting rights in ARCELOR. Only 2.81% are counted towards the 10% limit referred to above. Out of the above treasury stock, 11,287,411 Shares are pledged to SEPI (see section 4.10.2). A further 6 million Shares have been lent to third parties under short term securities' lending arrangements.

3.3 Significant shareholdings in ARCELOR

The following table sets forth the shareholdings above 3.5% (excluding Shares held by the Group) of which ARCELOR is aware as at 31st May, 2002.

Name of shareholders	Percentage of shares outstanding	Percentage of voting rights
Luxembourg State	5.99%	6.47%
Corporación JMAC BV	4.18%	4.51%
Sogepa S.A.	3.79%	4.10%
Staal Vlaanderen N.V.	3.69%	3.99%

As far as ARCELOR is aware at the date hereof, no shareholders have, alone or pursuant to a shareholders agreement, either de facto or in law, control of ARCELOR.

3.4 Dividends

ARCELOR was incorporated on 8th June, 2001 and had no operational activity as at 31st December, 2001. Its accounts for the period ended 31st December, 2001 show a net profit of EUR 290.07.

It will be the responsibility of the board of directors of ARCELOR to define ARCELOR's dividend distribution policy based, inter alia, on the Group's financial results (excluding negative goodwill), its financial structure and its investment policy.

In this respect, ARCELOR intends to keep its decisions regarding dividends in line with the past dividends paid by ACERALIA, ARBED and USINOR. The Company has not yet adopted a definitive policy.

The table below shows the dividends of ACERALIA, ARBED and USINOR over the 2000, 1999 and 1998 financial years.

	2000	1999	1998
	(EUR, per share)		
ACERALIA	0.69	0.51	0.51
ARBED	3.00	2.20	2.00
USINOR[9]	0.56	0.48	0.48

On 21st November, 2001 the board of directors of ACERALIA approved the distribution of an interim dividend of a gross amount of EUR 0.54 per share for the financial year 2001 which was paid on 2nd January, 2002.

On 5th December, 2001 the board of directors of ARBED approved the distribution of an interim dividend of a gross amount of EUR 3.50 per share, for the financial year 2001 which was payable with effect from 4th January, 2002.

On 21st November, 2001 the board of directors of USINOR approved a draft resolution proposing to the general meeting of the shareholders the distribution of an extraordinary dividend of EUR 0.40 per share together with a EUR 0.20 tax credit (*avoir fiscal*). The general meeting of USINOR approved such dividend on 16th January, 2002 and the dividend was paid on 17th January, 2002.

The reduction in ARCELOR's pro forma shareholders' equity resulting from the above dividends of ACERALIA and ARBED is reflected in the 2001 pro forma financial statements of the Group, whereas the corresponding reduction resulting from the above USINOR dividend is reflected in the proforma 1st quarter 2002 figures of the Group.

No dividend distribution has been resolved by the annual general shareholders' meeting of each of ACERALIA, ARBED and USINOR held on respectively 24th April, 2002, 31st May, 2002 and 4th June, 2002.

ARCELOR has not yet distributed any dividend nor does it intend to distribute any dividend during the financial year 2002.

9 Net of *avoir fiscal* (form of tax credit).

CHAPTER 4 INFORMATION CONCERNING THE BUSINESS ACTIVITY OF ARCELOR AND OF ITS GROUP

4.1 General

The ARCELOR Group was created as a result of the amalgamation of the ACERALIA, ARBED and USINOR groups (see section 3.2.2 for the success rates of the Public Exchange Offers).

The ARCELOR Group's steelmaking activities are divided into four sectors: flat carbon steel, long carbon steel, stainless steel and distribution-transformation-trading. The ARCELOR Group, which has approximately 108,000 employees in more than 60 countries, is the world's largest steel producer with an annual production of 43.5 million metric tons of crude steel in 2001. On the basis of pro forma figures for the last financial year (2001), the ARCELOR Group has a turnover of more than EUR 27 billion.

The ARCELOR Group is the worldwide leader both in flat products with a turnover of more than EUR 13 billion and in long products with a turnover of approximately EUR 4 billion. It is also one of the worldwide leaders in stainless steel with a turnover of EUR 4.2 billion. In addition, the distribution-transformation-trading sector has a turnover of nearly EUR 9.6 billion.

Key Figures

The pro forma consolidated net turnover of the ARCELOR Group, for each business sector, for the last three financial years, after elimination of intra-group sales, is set out in the table below.

Pro forma consolidated net turnover	2001	%	2000	%	1999	%
			(EUR, in millions)			
Flat carbon steel	13,572	49.3	13,621	47.5	11,614	49.5
Long carbon steel	3,963	14.4	4,231	14.8	3,608	15.4
Stainless steel	4,240	15.4	4,611	16.1	3,512	15
Distribution-transformation-trading	9,541	34.7	10,445	36.4	8,084	34.4
Other activities	1,251	4.5	721	2.5	524	2.2
Eliminations	(5,052)	(18.3)	(4,966)	(17.3)	(3,867)	(16.5)
TOTAL	**27,515**	**100**	**28,663**	**100**	**23,475**	**100**

The table below shows the pro forma consolidated net turnover of the ARCELOR Group by geographical region for the last three financial years. Sales to Europe (15-member EU) are made in euro and in the other currencies of the European Union. Sales to other countries (North America, South America and the rest of the world) are mainly made in US dollars and Brazilian reals.

Pro forma consolidated net turnover (EUR, in millions)	2001	%	2000	%	1999	%
Europe (15-Member EU)	20,354	74.0	20,583	71.8	17,654	75.2
North America	3,305	12.0	4,020	14.0	3,078	13.1
South America	1,230	4.5	1,358	4.7	852	3.6
Rest of world	2,626	9.5	2,702	9.5	1,891	8.1
TOTAL	**27,515**	**100**	**28,663**	**100**	**23,475**	**100**

The table below shows, for each business sector, for the last three financial years, after elimination of intra-group sales, each sector's contribution to the ARCELOR Group's pro forma consolidated EBIT.

Pro forma consolidated EBIT (EUR, in millions)	**2001**	**2000**	**1999**
Flat carbon steel	(67)	1,343	273
Long carbon steel	367	468	265
Stainless steel	(677)	199	(208)
Distribution-transformation-trading	186	384	365
Other activities	(24)	40	15
Eliminations	(23)	(56)	(26)
TOTAL	**(238)**	**2,378**	**692**

***Pro forma* consolidated financial information (EUR, in millions)**	**2001**	**2000**	**1999**
Turnover	27,515	28,663	23,475
EBITDA Amount	1,349	3,487	1,779
%	5.0	12.2	7.6
EBIT Amount	(238)	2,378	684
%	(0.8)	8.3	3.0

At the end of 2001, the ARCELOR Group comprised approximately 108,000 people worldwide, located as set out in the tables below showing the geographical distribution and by business sector, over the last three financial years.

	Number of employees of the ARCELOR Group on a pro forma basis on average during the year		
Geographical region	**2001**	**2000**	**1999**
Germany	10,633	10,474	10,034
Belgium	21,318	21,918	20,825
Spain	16,012	16,169	16,058
France	37,764	37,985	38,511
Italy	2,127	1,962	1,924
Luxembourg	6,822	6,865	6,955
Rest of Europe	1,934	2,030	1,732
Europe (15 Member states EU)-Total	96,610	97,403	96,039
North America	3,222	3,479	3,582
South America	7,354	7,909	9,483
Rest of world	1,158	932	641
TOTAL	**108,344**	**109,723**	**109,745**

	Number of employees of the ARCELOR Group on a pro forma basis on average during the year		
Sector	**2001**	**2000**	**1999**
Flat carbon steel	54,736	52,295	53,069
Long carbon steel	17,899	18,929	21,299
Stainless steel	15,346	15,568	15,993
Distribution-transformation-trading	16,006	19,023	16,024
Other activities and central services	4,357	3,908	3,360
TOTAL	**108,344**	**109,723**	**109,745**

Organisation

The Group is split into three levels as regards management organisation:

- at the level of the parent company of the Group, the management board and the corporate centre (i.e. operational management units and central services), and
- at the level of the Group:
  - the business sectors, and
  - the operational units within the business sectors.

The management board, a body acting by collective decision, comprises eight members, including its chairman. Four members of the management board are each responsible for an operational management unit and the other four members are each responsible for a business sector. Operational management units principally comprise purchasing, finance, strategic orientation and planning, research and development, human resources and technology and information.

The management board and the corporate departments manage the orientation of the Group according to four main strategic perspectives: strategic orientations, progress management, human resources, co-ordination and integration. They are responsible for defining and monitoring the strategic orientations and the management plan of the ARCELOR Group, co-ordinating the sectors' common projects, managing financial resources on a centralised basis, implementing synergies and providing other services.

At the level of the Group, each business sector is responsible for its own results (with particular attention to its operating results, return on capital employed and working capital requirements), implementation of the Group's strategy, as defined by the management board, personnel management and synergies between operational units.

The operational units conduct the industrial and commercial operations and are also responsible for their operating results and return on capital employed.

The main operational units, which cover either a geographical region or a range of products and services, are set out in the table below.

Flat carbon steel	***Long carbon steel***	***Stainless steel***	***Distribution-transformation-trading***	***Other activities***
– Northern Europe	– North	– Ugine+ALZ (Europe)	– Distribution	– Paul Wurth
– Wallonia	– South	– J&L (United States)	– Trading	– Circuit Foil
– Centre Europe	– America	– Acesita (Brazil)	– Packaging	– DHS Group
– Southern Europe	– Wiredrawing	– Thainox (Thailand)	– Construction	
– Brazil		– PLIA	– Carbon Steel Tubes	
		– IUP		
		– Tubes Inox		
		– Industeel		
		– Arcelor Stainless International		

4.2 Strategy

In recent times, the steelmaking industry has been characterised by a large number of producers, a high concentration of customers in certain markets (automotive, packaging and household appliances), and over-production, resulting in a downward trend in prices.

Despite restructuring and cost cutting measures implemented over the last few years, a large proportion of the savings made have been absorbed by regular reductions in sale prices, without significant improvement of profitability or creation of value.

In this context, the ARCELOR Group intends to become a global player and to benefit from its size in order to propose a global offer while reducing costs and financial risks, in order to improve performance and profitability and to create value for its shareholders, customers and employees.

ARCELOR has based its industrial plan on four business sectors: flat carbon steel, long carbon steel, stainless steel and distribution-transformation-trading. This plan involves many major synergies in production, sales, purchasing and management.

The identified synergies resulting from the creation of the Group will be increased gradually at EBITDA level from EUR 300 million (before tax) at the end of 2003 to EUR 700 million (before tax) at the end of 2006. These objectives derive from the expected effects of the intentions of management and of a strategy which may be revised in light of new economic necessities.

The Group has fixed an objective of generating in the medium term an average pre-tax return on capital of 15% over the cycle, and to aim at a significant reduction in the net debt/equity ratio compared to the current situation.

To implement such a strategy, the ARCELOR Group intends to:

- optimise the European industrial configuration to improve productivity and competitiveness, and increase flexibility to provide better services to customers and by exploiting all possible synergies;
- provide the same product and service offering throughout the world to meet demand from global customers through better access to the market (extensive distribution network, e-business platforms, alliances and partnerships);
- offer a wide range of products and enrich the product portfolio, thanks to its innovation strengths;
- attract the highest-performing individuals, manage and develop its human resources; and
- participate actively in the reconfiguration of the world steel industry, favour external growth through targeted acquisitions to create value and to reinforce ARCELOR's geographical presence in regions where the ARCELOR Group is less present.

These aims will result in:

- improved profitability, particularly through synergies, while limiting investments;
- improved operational performance at a faster rate by continuous improvement programmes, exchange of best practices and technical know-how;
- mitigation of the effects of the cyclical nature of demand thanks to the Group's large range of products and markets thus improving stability of cash flows; and
- increased visibility of the Group on the capital markets and improved perception by such markets with a view to becoming the investment reference in the sector.

The ARCELOR Group will then be able to use these strong foundations to expand further in North and South America, Asia and Europe.

Continuously improved offer of products and services

The R&D resources of the Group and its multi-market, multi-process and multi-product approach, allow the ARCELOR Group to increase the attractiveness of steel solutions, to compete better against substitute products (aluminium, plastic and cement) and to develop new applications for steel (e.g., by combining long and flat products to serve the construction industry better).

The ARCELOR Group will continue to develop its product and service offer in Europe through a broader base, by making the operating processes match customer needs, from the taking of the order until delivery, and by optimising economic results at all levels thanks to the greater flexibility resulting from its size.

Continuously improved profitability

The generation of expected synergies as well as the implementation of the processes for continuous performance improvement (management by objectives, focus on margin, identifying and systematically sharing best practices) throughout the Group will improve profitability.

Recent Transactions and industrial projects in progress

- Global Strategic Alliance

ARCELOR and Nippon Steel Corporation are linked through the Global Strategic Alliance with the aim of providing efficient steel solutions and to serve their customers better on a worldwide scale. This project implies close co-operation in R&D, purchasing, e-business, environment and safety. The two companies will first co-ordinate their efforts in innovation and then intend to share their licences over technologies and existing products. The agreement covers all of the steel sectors which are common to the two groups: automotive, stainless steel and packaging steel. Nippon Steel and ARCELOR are currently assessing the possibilities of a partnership in long products, in particular in the construction sector.

On April 10th, 2002, Nippon Steel and ARCELOR also signed the Automotive Steel Technology Cooperation Agreement with Tata Steel (TISCO) of India. This agreement provides for joint technical assistance to TISCO in its relations with automotive steel users in India.

- Severgal

On April 19th, 2002, Severstal's General Director and Head of the Severstal group, Alexei Mordashov, and the former Co-Chairman of the Board of Directors of ARCELOR, Francis Mer, laid down the foundation stone of the Severgal plant, which will produce automotive hot dip galvanized steel.

Severgal is a company registered in the Russian Federation and is owned 75% by Severstal and 25% by ARCELOR. Severgal's annual capacity will be 400,000 tons. The plant will include a galvanizing line and will be built at Severstal's industrial site with completion expected in 2004. The plant will be supplied in steel substrate mainly by Severstal. Severgal will sell its products mainly to the Russian car industry, in particular for visible parts of automobiles.

ARCELOR will grant the joint venture a license for the use of its proprietary product, Extragal^{TM}, including the trademark and associated know-how. Extragal^{TM}, which is a pure zinc hot dip galvanized steel product, was specifically developed for the automotive industry. It is produced in Europe by ARCELOR, in Canada by DoSol, a joint project with Dofasco, and from 2003 it will be produced in Brazil at the Vega do Sul plant, currently under construction.

- Vega do Sul

ARCELOR is launching a new unit situated in São Francisco do Sul in the State of Santa Catarina in Brazil, with 25% minority partners, including CST (in which the Group holds 24.6%). This project, currently called Vega do Sul, involves the construction of a cold-rolling mill with an initial capacity of 800,000 metric tons which could be increased to 1.2 million metric tons, and an integrated hot-dip galvanising line developed with the Extragal technology. This line, which has an annual capacity of 400,000 metric tons, will be used to meet the increasing demands for coated steel sheets for the bodywork sector of the automotive industry. It will be operational in 2003 and represents an investment of more than 475 million euro.

4.3 Description of the main sectors

The production of steel in the four business sectors is based on two principal types of production processes consisting of the traditional integrated process using the blast furnace to transform iron ore into steel, and electric arc furnaces to produce steel from scrap metal (approximately a quarter of total production). Whereas flat carbon steel is produced using mainly the integrated steelmaking process, long carbon steel and stainless steel are produced using essentially the electric arc furnace process.

Even if the high fixed charges which are inherent to the integrated steelmaking process make it more sensitive to fluctuations in macro-economic conditions, this process remains the most efficient for the production of high quality steel and is particularly efficient when there are high levels of production.

The electric arc furnace process proves more flexible and production can be adjusted quicker to reflect demand, due to lower capital investment and less manpower required. In addition, margins tend to be less dependent on changes in the sale price because the cost of scrap metal, which represents approximately one third of total costs, has, over the last few years, closely correlated to selling prices.

4.3.1 Flat carbon steel

With crude steel production of nearly 30 million metric tons in 2001, the ARCELOR Group is the leading flat carbon steel producer in the world.

The range of products covers the whole range of flat thin sheets: hot-rolled coils, cold-rolled coils and coated sheets (including tin plate). The Group also produces heavy plates. The Group uses different processes for the manufacture of coated sheets: hot-dip galvanising, electro-galvanising and organic coating.

Except for steel for packaging, all of these products are included in the flat carbon steel business sector portfolio of activities.

The flat steel sector encompasses not only activities related to the production and the sale of steel coils, but also processing and sale activities targeting the automotive sector (slit strips, multi-thickness welded blanks). The fact that these downstream activities are included in the flat steel products sector is due to the concentrated and global nature of the customers in the automotive sector.

The downstream activities targeting other customer sectors are included in the transformation business sector. However, for certain customers the transformation sector may work directly for the flat steel products sector which then takes charge of the sales relations with these customers, in accordance with the "one face for the customer" principle.

The table below shows, for the last three financial years, the pro forma consolidated turnover and the EBITDA and EBIT of the flat carbon steel sector of the ARCELOR Group.

Pro forma consolidated financial information	2001	2000	1999
(EUR, in millions)			
Turnover	13,572	13,621	11,614
EBITDA Amount	570	1,960	826
%	4.1	14.4	7.1
EBIT Amount	(67)	1,343	273
%	(0.7)	9.9	2.4

The table below shows the crude steel production in the flat carbon steel sector over the last three financial years.

Crude steel production (metric tons, in millions)	
2001	29.3
2000	30.7
1999	30.0

Strategy

In terms of both volume and value, the ARCELOR Group is the largest producer of flat carbon steel in the world, with a very solid industrial base in Europe and technical expertise recognised world-wide.

The industrial base in Europe will be optimised by favouring upstream production at the coastal sites, thus improving productivity and costs and by restructuring and specialising downstream production to increase flexibility and optimise customer service. With its complementary customer base, the ARCELOR Group will target the customers with the highest profitability and growth potentials.

The Group will therefore be in a position to meet the worldwide demand for products and services of global customers in the automotive, household appliances and packaging industries thanks to an increasing proportion of high-value-added products in its portfolio (new galvanised products for the automotive industry, innovative organic coatings for the automotive and home appliances sectors or ultra-thin gauge products for packaging).

As far as the more regionally based clients are concerned (those in the construction, processing and general industry sectors), the ARCELOR Group will continue to rely on its extensive network of service and distribution centres in continental Europe and in the United States as well as the distribution networks of its partners.

Industrial and commercial facilities

The Group has eight integrated production units in Western Europe which span the entire steelmaking process including five coastal steelworks, most of which, at a technical level and in terms of production, rank as worldwide leaders. In addition, the Group has a mini-mill equipped with a thin-slab casting facility in Spain, through ACB.

The Group also has industrial specialised facilities (cold-rolling facilities, coating lines, etc.) in different European countries and in the United States and, in the near future in Brazil through Vega do Sul.

Lastly, the Group also has a shareholding of 24.6% in the Brazilian producer, CST, with the reputation in the industry to be very competitive at a worldwide level in terms of costs.

Markets

The ARCELOR Group's flat products are mainly used in the automotive, household appliances, construction, civil engineering, mechanical engineering and primary and secondary processing markets.

A large portion of sales is carried out under contracts covering a period of one or more years, which has the advantage of limiting the effects of spot price fluctuations on the Group's profit margins.

To the extent that the turnover generated by the Group with each of its main customers in the flat steel products sector is less than 5% of the total turnover for the Group in this sector, the Group is not materially dependent on any of these customers.

Automotive

The ARCELOR Group is the leading flat steel supplier to the European and worldwide automotive industry. It aims to bolster its position as worldwide leader in this field, and to double its market share, to bring it from approximately 13% to 20%, in five years, through a global presence, both geographical as a result of a worldwide presence, and technical, by offering a full range of products.

The strategy of the ARCELOR Group is geared to the evolution of this market which is characterised by a globalisation and concentration of players, both automobile and parts manufacturers, which, in line with their growth policy, increasingly position themselves on emerging markets (Central America, South America, Asia, Central and Eastern Europe).

With a flat carbon steel unit specifically and solely dedicated to automotive activities, to both manufacturers and sub-contractors, the ARCELOR Group meets the demands of its customers by providing steel solutions to the challenges they are facing and by being able to offer these solutions at each stage of the industrial process both as coils and finished products.

The ARCELOR Group supplies steel to the automotive industry and offers one of the broadest ranges of products on the market worldwide, in terms of different grades and coatings, as well as in terms of degree of processing (coils, unwelded and welded blanks, finishings). Its range of products is also the most innovative, with a market share in technical products (visible parts, high strength steel) above average. Also, thanks to lines specifically reserved for the automobile sector and processes such as Sibetex and Extragal, the Group is a leading manufacturer of surface treatment and galvanised sheets for visible parts. Likewise, the Group is continuously improving its offer of services by developing e-business, looking for more efficient logistics and supplying computer-aided design software and databases.

With the Global Strategic Alliance, the ARCELOR Group is participating in the standardisation of products in order to offer the same extensive range of products to a greater number of automotive manufacturers on a truly worldwide scale, while not affecting competition with Nippon Steel Corporation.

Household and other electric appliances (audio-video, office equipment)

The ARCELOR Group is number one in Europe in the production of steel for household appliances and the other market segments in the electrical manufacturing market, offering a wide range of products such as pre-painted steel, cold-rolled high yield steels, cold-rolled steel for enamelling, magnetic sheets for electric motors, electrical equipment and alternators, corrosion-resistant coated steels and insulating panels.

A few large global groups control the household appliance market which mainly purchase finished products and require maximum supply flexibility. The ARCELOR Group can also provide support for technical innovation and improved logistics services to this market.

In Europe, the strongest growth potential today lies in Central and Eastern Europe.

The ARCELOR Group has commercial facilities and service centres aimed specifically at general industry, with a network of sales subsidiaries covering the important household appliances market.

Construction and civil engineering market

This market is one of the largest markets for steel generally.

It is characterised by an impressive number of players (such as architects, engineers, metal construction specialists, general entrepreneurs, public authorities).

With its considerable experience, its vast range of products and its distribution system, ARCELOR is in a key position in this market.

The ARCELOR Group offers a very wide range of flat carbon steels to this market comprising a whole spectrum of heavy plate, galvanised steel, aluminium-zinc coated steel and pre-painted steels in a multitude of grades of steel, dimensional varieties and finishings. The products are distributed directly to clients or made available to them through the ARCELOR Group's European distribution network.

In addition, thanks to its coating facilities (hot-dip galvanising and pre-painting) and its downstream investments in various sections and sandwich panel production lines, the ARCELOR Group is able to meet demand in the wall and roof coverings market. Furthermore, the ARCELOR Group has specific technical expertise in the field of metal frames.

Mechanical engineering and industrial packaging

The mechanical engineering and industrial packaging market covers very diverse sectors, characterised by specific requirements, such as metal furniture, boilers, audio/video, lighting, drums, containers and tanks, which are sectors with specific requirements in terms of tolerance, flatness and surface purity.

The ARCELOR Group has the range of products and installations required (such as continuous annealing facilities) to meet these requirements. The Group continues to increase its efforts in developing specialty segments, and in improving the service and technical assistance provided to its customers.

For other sectors such as stamping, shaping, punching, materials handling equipment, agricultural or railway equipment and gas bottles, the ARCELOR Group offers a vast range of products which are perfectly adapted to meet the client's requirements.

Primary and secondary processing

Re-rolling, coating, shaping and tube manufacture sectors are processing sectors involving considerable amounts of steel, with specific requirements concerning chemical composition and mechanical characteristics.

The tubes and sections (containers) sector is characterised by a progressive changeover from cold-rolled steel to thin gauge hot rolled (TGHR).

Thanks to the ACB mini-mill, the ARCELOR Group has a thin-slab casting facility, which enables it to produce TGHR products.

4.3.2 Long carbon steel and wire drawing sectors

The long products sector, which produced nearly 11 million metric tons of crude steel in 2001, is organised into the following product sub-sectors:

(a) heavy long products (beams/heavy sections, sheet piles, special sections, rails and merchant bars);

(b) light long products (rebars and wire rod);

(c) drawn wire products: wire drawing comprises three branches of activity:

- steelcord/hosewire/saw wire (wire used to reinforce tyres and rubber hoses and saw wire);
- low-carbon steel products (bright, annealed and galvanised wire, welded mesh, fencing, concrete fibres); and
- high-carbon steel products (pre-tensioned wire).

The long carbon steel and wire drawing sectors cover both production and processing. The distribution of long products is essentially carried out by the distribution-transformation-trading sector.

The table below shows, for the last three financial years, the pro forma consolidated turnover, EBITDA and EBIT of the long products sector of the ARCELOR Group.

Pro forma consolidated financial information	2001	2000	1999
	(EUR, in millions)		
Turnover	3,963	4,231	3,608
EBITDA Amount	595	729	459
%	14.7	17.2	12.7
EBIT Amount	255	468	265
%	8.6	11.1	7.4

The table below shows crude steel production in the long carbon steel and wire drawing sector for the last three financial years.

Crude steel production	(metric tons, in millions)
2001	11.6
2000	11.7
1999	10.7

Strategy

In the long carbon sector, several product/market segments are now very attractive as a result of changes in technology and the concept of mini-mills which use electric arc furnaces, as well as the implementation of continuous improvement programmes, exchanges of best practices and the restructuring of the sector in Europe.

The ARCELOR Group, which is well established in Western Europe and South America, intends to strengthen and develop its position as world leader in this sector so as to generate stable cash flows and thus have a positive impact on the cyclicity of its results.

In sections and sheet piles, the new Group will reinforce its distribution channels by improving its geographic coverage, by optimising capacity utilisation and introducing plant specialisation.

In merchant bars, rebars and rails, the ARCELOR Group will organise its portfolio to concentrate on the most attractive markets. The Group is the leader in high-quality wire rod, through its strong presence in Spain and Brazil and its position will be able to be reinforced through the Global Strategic Alliance with Nippon Steel Corporation.

The ARCELOR Group will pursue a global growth strategy in the steelcord sector to strengthen its position as the second-largest non-integrated steelcord producer for the tyre industry in the world. In high and low carbon wire, the Group intends to pursue a growth strategy in Eastern Europe and South America.

Industrial and commercial facilities

The long heavy product activity is carried on by ProfilArbed and Ares in Luxembourg and France, by Stahlwerk Thüringen in Germany, by Aceralia Perfiles in Spain and at Aceralia Asturias's beams/rails mill.

The sub-sector of light long products comprises the Ares mill in Luxembourg, the Aceralia Asturias wire rod mill, the Aceralia Redondos sites in France and Spain, and various Belgo-Mineira mills in Brazil. In addition, the ARCELOR Group has an 8.50% shareholding in Sonasid (Morocco) and has acquired, through

the Belgo-Mineira group, a 20.44% shareholding in the share capital of the Argentinian steelmaker Acindar, thus bolstering its position on the light long products market in the Mercosur countries.

The ARCELOR Group's wire-drawing operations are carried out at the TrefilArbed sites in Europe, Asia and the United States, at the Belgo-Mineira site in Brazil and the ACERALIA sites in Spain as well as through partnerships.

The ARCELOR Group has an extensive network of sales subsidiaries and trading companies throughout Europe and a network of sales offices and agents to handle the sale of products in the other more distant export regions of the world.

Markets

In long carbon steels, the ARCELOR Group is the worldwide leader with a strong industrial and commercial presence in Europe, South America and the United States. The construction and infrastructure sector is the main user of long products. The market share of steel in the construction and public works sector is continuing to increase, particularly in Europe, as a result of new environmental, aesthetic, architectural and economic requirements. Thus, new market niches have been found, in particular in new composite floor deck solutions, individual housing and renovation.

Due to the combination of the growth in apparent consumption and modernisation of industrial capacities in Europe resulting in significant cost reductions, there has been consolidation in the long carbon sector and margins have increased over the last few years.

The structure of the long product sector is such that the Group is the leading producer in almost all of the markets where it operates. The market for high added value products such as heavy sections and sheet piles, is essentially a global market and the highest growth has been recorded in Northern Europe (Germany, France, the Benelux countries, Scandinavia, Great Britain and Ireland) and the United States. Beams used for buildings in seismic zones is an example of innovative application.

In contrast, markets for commodity-type products are more regional because of proportionally higher transport costs. The ARCELOR Group has a strong presence in these markets, which include products such as rebars, in Southern Europe and South America, regions of significant growth for several years.

The Group's strength is that it provides a full range of services with a product, including an integrated logistics service.

As for wire drawn products, the steelcord/hosewire division products are sold to the major tyre and hose manufacturers in the world. As for the low- and high-carbon steel products, they are sold to the industrial, construction and agricultural sectors.

To the extent that this sector is characterised by an extremely high number of customers, the Group is not materially dependent on any of these customers.

4.3.3 Stainless steel

The ARCELOR Group is one of the worldwide leaders in this sector with production of nearly 2.6 million metric tons of crude steel in 2001.

The stainless steel, alloys and special plates activity includes production, transformation and distribution of flat and long stainless steel products, nickel alloys and special plates. The Group produces virtually the whole range of stainless and alloy products: austenitic (nickel and chrome steels) and ferritic (chrome steel) grades, ultra-thin stainless steel, high-nickel alloys, and cobalt and titanium alloys. The Group is especially present in the field of ferritics, where applications, particularly in the automotive sector, are rapidly developing.

Special plates, grouped together in Industeel, are stainless steel or special steels, sometimes carbon steels, used by the oil and gas industries, for the storage and transport of chemical products, by the paper industry and manufacturers of moulds for plastic injection moulding.

The table below shows, for the last three financial years, the pro forma consolidated turnover and the EBITDA and EBIT of the stainless steel sector of the ARCELOR Group.

Pro forma consolidated financial information	2001	2000	1999
	(EUR, in millions)		
Turnover	4,240	4,611	3,512
EBITDA Amount	(53)	409	83
%	(1.1)	8.9	2.4
EBIT Amount	(677)	199	(208)
%	(16.3)	4.3	(5.9)

The table below shows crude stainless steel production for the last three financial years.

Crude steel production	(metric tons, in millions)[10]
2001	2.2
2000	2.3
1999	2.3

Strategy

The ARCELOR Group is one of the worldwide leaders in the expanding flat stainless steel sector, in terms of both volume and turnover, thanks to the natural fit that exists between partners in terms of products, assets, skills and customer base.

The Group will use the complementary nature of its products and services as well as its extensive distribution and service centre network in Europe to optimise its position on its privileged market segments: cutlery and utensils, household appliances, automobile exhaust pipes and construction.

The ARCELOR Group is also world leader in long stainless and alloy products and will leverage its innovation strengths to adapt products to the specific needs of customers.

In addition, it is expected that the position of ARCELOR will be strengthened through the Global Strategic Alliance with Nippon Steel Corporation.

The different units of the stainless steel sector are implementing cost reduction initiatives to improve their competitiveness in the short term in their markets. In Europe, the Ugine-ALZ amalgamation will give rise to industrial synergies through a better rationalisation of industrial tools, particularly through concentrating stainless steel hot-rolling at the mill in Carlam (Cockerill Sambre). In a market which is growing, investment in capacities-at low capital cost for optimisation of existing capacities-already decided upon at ALZ will make it possible to meet the market's needs. In the United States, J&L is also taking the necessary measures for its recovery: improved management, reorganisation of its hot-rolling capacities, consolidation of its cold-rolling facilities, etc. Lastly, the sector has, through Acesita, additional capacities for growth which, in addition to the preferential supply to the Latin American market, constitutes a low-cost source of semi-finished products for the market or the other units of the sector. The Group's aim is also to ensure that Industeel performs competitively again as regards costs by exploiting, over the next two years, areas of potential progress in those productivity operations which were launched in 2001.

Industrial and commercial facilities

The ARCELOR Group supplies a wide range of stainless steel products through the following companies:

- flat stainless products: ALZ (Belgium), Ugine SA (France), J&L (United States), Thainox (Thailand), and in Brazil, through a significant shareholding in Acesita (27.68%), the only stainless steel producer in South America; the Group also produces welded stainless steel tubes through Meusienne (France) and Matthey (Switzerland, France, USA);

10 without Acesita.

- long stainless products and nickel alloys: Ugine Savoie Imphy and Sprint Metal (France), Techalloy (United States) and Bedini (Italy);
- stainless steel precision strips and nickel alloy flat products: Imphy Ugine Précision (France), Rahns and Hood (United States); and
- special plates: Usinor Industeel (France and Belgium).

In order to provide its customers with high-quality technical assistance in order to optimise stainless solutions, the ARCELOR Group benefits from a worldwide stainless steel distribution and sales network, including steel service centres not only in the main European countries but also in Turkey and China and a small centre in the United States.

Markets

The main markets of the sector are as follows:

- household: large electrical appliances where customers are essentially a few major international groups, and household equipment (sinks, cooking utensils, cutlery) with a broader clientele;
- automotive: stainless steel being used in particular in catalytic converters;
- construction: where stainless steel is chosen for its aesthetic quality and resistance to corrosion both in facades, urban furniture and equipment (chimney ducts, lifts); and
- general industry: a growing market, where stainless steel is used in the transport of fluids or in the food, chemical or oil industries.

The ARCELOR Group benefits from its excellent geographical coverage in this sector, with a global presence in all the stainless steel markets and a high capacity to develop new products. Its direct contact with end customers and its worldwide distribution network are major assets for the Group.

To the extent that the turnover generated by the Group with each of its main customers in the stainless steel products sector is less than 1% of the total turnover for the Group in this sector, the Group is not materially dependent on any of these customers.

4.3.4 Distribution-transformation-trading

The distribution-transformation-trading sector carries out the transformation, finishing and distribution of steel products, produced by the Group or purchased from third parties, targeting strategic markets, such as the construction, household appliances, public works, civil engineering and general industry markets. The sector also has a strong presence on the packaging market and has an international sales network and carries out trading activities.

The table below shows, for the last three financial years, the pro forma consolidated turnover and the EBITDA and EBIT of the distribution-transformation-trading sector of the ARCELOR Group.

Pro forma consolidated financial information	2001	2000	1999
	(EUR, in millions)		
Turnover	9,541	10,445	8,084
EBITDA Amount	292	462	413
%	3.2	4.4	5.1
EBIT Amount	186	384	365
%	1.9	3.7	4.5

Through a homogenous and tightly-knit network covering the main European markets, the transformation units, service centres, trading units and sales agencies of the distribution-transformation-trading sector of the ARCELOR Group direct access to the Group's steel products for thousands of customers, while developing for its customers a wide range of steel solutions.

In doing this, they provide the ARCELOR Group with high added value downstream activities, as well as strong and long-lasting relations with the major industries comprising the main sectors of the market.

The strategic axes for the ARCELOR Group's distribution-transformation-trading business sector include strengthening its market position, optimising current investments, developing transaction systems related to e-commerce and increasing its presence in certain strategic countries, particularly in Central Europe and Asia.

Presentation of the distribution-transformation-trading activities

(a) Distribution

The distribution business unit is an international, homogenous and unified unit, resulting in the Group being a leader in its markets. The distribution business is divided into four divisions, where specialised teams are responsible for their own results:

- the service centres division, which are the units for steel products finishing, and the role of which is to ensure that customers obtain the steel they require, in the formats which correspond exactly to their needs, with the speed, flexibility and reactivity now demanded by major steel users;
- the steel trading (with storage) division, which intervenes between the steel producer and the end customers, in particular small and medium sized end customers, to ensure the immediate availability of the whole range of products for such end customers, and using light finishing means;
- the plastics trading division, which ensures very successful diversification of distribution to customers in the construction and public works sectors; and
- the advance technology steels trading division, specialised in the distribution of corrosion-resistant, anti-abrasion and mechanical steels in which IMS ranks as a leader.

Since the distribution business unit has many sites, full ranges of products (steel and plastic) and a range of finishing tools which are well distributed geographically, the distribution business unit represents an essential vector between the world of steel production and that of industrial customers, and is thus a source of greater stability for all of the activities of the Group.

(b) Transformation

Transformation activities constitute an important outlet for the Group's steel products and enable it to be a leading negotiator with the construction, public works and civil engineering customers, thanks to specialisation in the manufacture and sale of panels and sections for the construction industry as well as tubes. Transformation activities also include steel for packaging.

There are industrial units in the whole of Europe, with a particularly strong presence in France, Germany, Spain, the United Kingdom, the Benelux countries and in Central Europe.

The packaging business activities use industrial facilities comprising seven tin-plating lines in Belgium, Spain and France.

(c) Trading

The trading activities consist of the purchase and re-sale of steel products not produced by the ARCELOR Group's plants. The purpose of the trading business unit is to assure the Group's commercial presence on relevant markets outside of Western Europe.

The trading business unit, through its worldwide presence, is also a considerable asset for the Group's production facilities as regards supply of semi-products for rolling mills or transformation units.

Markets

The products sold through the distribution business unit are used in markets such as household appliances (casings of household appliances, ovens, extractors, etc.), construction (sliding doors and roofs, window frames, garage doors, etc.), rolling stock and vehicles (locomotives, fork-lift trucks, cranes, etc.) and general industry (radiator manufacturers, general maintenance services, locksmiths and metal-working, etc.). These markets comprise different sized undertakings forming an extremely dense geographical coverage which fully justifies the local-focus policy which has always been applied in the distribution activity. In

addition to this local-focus policy, there is increasing emphasis on added-value development, by either looking for high added-value market niches, or partnerships with customers and the sale of steel solutions going as far as the implementation of manufacturing processes (bending, welding, assembly, forming, protection, etc.).

Steel for packaging is primarily used in the packaging of mass consumer goods, and food and non-food products. This is a worldwide market and is experiencing moderate growth, related to higher living standards and is dependent on changes in consumer trends. It is characterised by the necessity for constant innovation related to consumer behaviour. It requires dynamic adaptations, in close co-operation with all of the market players, which can but benefit from combining marketing and R&D resources.

The ARCELOR Group aims to differentiate itself by concentrating on top-of-the-range products, such as metal for ultra-light beverage cans and for easy-to-open capsules, organically-coated resistant and ductile thin steels, metal for shaped cans, and in general, it aims to develop a new product/service offering through a local relationship with its clients.

The principal applications in the construction sector are building shells, such as cladding, structurals, flooring, roofing, especially for industrial, agricultural and storage buildings. Stainless steel products are also used as finishings and interior decoration for heating and air-conditioning systems (boilers, flue pipes, radiators, etc.), lifts, door sheeting or partitions.

To the extent that this sector is characterised by an extremely high number of customers, the Group is not materially dependent on any of these customers.

4.3.5 Other activities

The ARCELOR Group also has other activities in the fields of engineering, copper foil and heavy plate for tubes.

The table below shows, for the last three financial years, the pro forma consolidated turnover and the EBITDA and EBIT of the other activities of the ARCELOR Group.

Pro forma consolidated financial information	2001	2000	1999
		(EUR, in millions)	
Turnover	1,251	721	524
EBITDA Amount	(31)	(17)	24
EBIT Amount	(24)	40	15

The figures above are significantly affected by the holding activities of the Group and are not significant for the purposes of understanding the ARCELOR Group's results.

The ARCELOR Group is represented in its engineering activities essentially by Paul Wurth SA based in Luxembourg.

The engineering activities mainly comprise the design and manufacture of steelmaking installations and equipment, in blast furnace, electric arc furnace and blast oxygen furnace, direct reductions technologies continuous casting and other technologies for non-ferrous applications.

The Group is extending its activities to environmental protection technologies for the steel industry, particularly with the first industrial installation of the Primus reduction process at the ProfilArbed Differdange site to recycle waste from electric steelmaking facilities in Luxembourg.

In its engineering business activity, the Group is counting on the high level of business being maintained by building on its experience in the steelmaking sector and on its worldwide presence in the major steel-producing countries.

The ARCELOR Group's copper foil activity is concentrated in the production of extra-thin foil (5 to 210 microns) which is used in the manufacture of printed circuits. These products, destined for sectors such as the electronic and telecommunications sectors, have generated very high profitability over the last few years.

Lastly, the DHS group, consolidated using the equity method in the pro forma accounts of ARCELOR, carries on activities in the manufacture and sale of heavy plate. Characterised by exceptional dimensions and specific properties, the sheets produced by the DHS group mainly target the naval construction sector, construction of oil rigs and pipelines.

4.4 Competition

The ARCELOR Group's markets are highly competitive. In an environment of globalisation of demand, its markets are characterised by a fragmentation of offer (the ten leading steel producers represent approximately 25% of worldwide production), a chronic over-capacity, production costs which vary considerably throughout the world and globalisation of major customers. Its markets are also characterised by powerful and experienced competitors, with new competitors appearing in emerging markets, as well as the development of substitute products.

Competition is based primarily on production costs, the quality of the products, their added value, the range of products and services offered, sales prices, reputation, experience and technological innovation.

The chart below shows the world's ten leading producers of crude steel based on the volume of crude steel produced in 2001 *(in millions of metric tons)*[11].


45
40
35
30
25
20
15
10
5
0
ARCELOR
POSCO
Nippon Steel
Ispat International
Shanghai Baosteel
Corus
Thyssen Krupp
Riva
NKK
Kawasaki

11 Source: International Iron and Steel Institute.

4.4.1 Flat carbon steel

The ARCELOR Group is the world's leading producer of flat carbon steel.

The flat carbon products of the Group are primarily in competition with those of other steel producers in Western Europe such as Corus, Rautaruukki, Ilva (Riva group), Salzgitter, SSAB, Thyssen Krupp Stahl, VA Stahl as well as those of US and Asian producers but also, increasingly, with those of certain producers in Central and Eastern Europe. This strong competition also manifests itself through sale prices which increasingly reflect the worldwide market.

In this sector, strategic alliances such as that with Nippon Steel Corporation enable the Group to improve its competitiveness by a global offer, particularly in the automotive market.

Thanks to regular supply to its customers of products of consistently high quality, the Group is resisting the increasing competition from certain producers in Central and Eastern Europe as well as Asian producers practising world market sale prices. In addition, the Group benefits from a solid presence in Europe, its extensive range of flat carbon steels (in respect of types of product and format) and the quality of related services (such as locally situated finishing and distribution centres, assistance in design), which are solid bases for maintaining its position as leader.

4.4.2 Long carbon steel

The ARCELOR Group is the leading producer worldwide of long carbon steels.

Following restructuring in this sector, the number of producers in Europe has fallen significantly during the last ten years.

The ARCELOR Group is a leader in the production of heavy beams, competing with Corus, Kawasaki Steel, Nippon Steel Corporation and Salzgitter in this market. Demand for this type of product can be qualified as global.

As regards other long products, the ARCELOR Group's markets are more regional. The main competitors in Europe are, for example, Celsa, Corus, Duferco, Duferdofin, Ispat, Riva group, Saarstahl, Salzgitter, certain producers in Central and Eastern Europe and Gerdau in Brazil. In the United States, the main competitors are local producers such as Chaparral and Nucor.

In the wire drawing sector, the ARCELOR Group, with its partner Kiswire, is the second-largest independent steelcord producer in the world for the tyre industry. In this sector, the main competitors are the worldwide leader, Bekaert, and Sodetal, Tokusen and Tokio Rope. In South America, through the joint venture between Belgo-Mineira and Bekaert, the ARCELOR Group is the leader both in steelcord, wire and high- and low-carbon steel.

The possible extension of the alliance signed between Nippon Steel Corporation to include long products would allow the Group to apply technological changes more frequently.

4.4.3 Stainless steel

The ARCELOR Group is one of the leaders worldwide in this sector.

Given the level of prices for stainless steel and the smaller proportion of transport costs in the price, the market is largely global. The main competitors of the ARCELOR Group are European, such as Acerinox, Avesta Polarit and Thyssen Krupp Stahl, but also Aichi (long products), Daido (long products), Kawasaki (flat products), Nippon Steel Corporation (flat and long products), Sumitomo (flat and long products) in Japan, Inchon (flat products) and Posco (flat and long products) in Korea, Yieh United (flat products) in Taiwan, Tisco (flat products) in India, Chinasteel in China, Allegheny, AK Steel, North American Stainless (flat products) and Carpenter Technology (long products) in the United States.

With the complementary nature of its product ranges and with its extensive worldwide distribution and service centre network, the ARCELOR Group intends to leverage its position on its privileged markets: cutlery, household appliances, automobile exhaust pipes and construction. In order to offer its customers efficient technical assistance for optimisation of stainless steel solutions, the Group has considerable capacity to develop new products. Its direct contact with the end customers is one of the Group's major assets.

4.4.4 Distribution-transformation-trading

As a general rule, the markets for the distribution, transformation and trading sector are regional, whereas the markets for the other sectors are mostly global.

The Group's main competitors in processing are Arregui, Barcelonesa-Hiemesa, Corus, Hiansa, Isocab, Kingspan, Mannesmann, Marcegaglia, Metecno, Salzgitter, SIT and Thyssen Krupp Stahl.

In addition, in the construction sector, solutions offered by other materials are in direct competition with those offered by the distribution-transformation-trading sector. The same applies for the packaging market, which has high competition from plastics, glass and aluminium. The Group's main competitors in this market are Corus in Great Britain and the Benelux countries, Thyssen Krupp Stahl in Germany, and Riva group in Greece and Italy.

Faced with this competition, the Group can rely on its strong brand names and products of high technical quality and go into markets as diverse as building cladding, roofing, flooring, heating and air-conditioning systems and tubes.

The Group's main competitors in the distribution and trading businesses are Alfonso Gallardo, Balli, Cargill, Corus, Descours et Cabaud, Duferco, Ispat, Ros Casares, Salzgitter, Samsung and Thyssen Krupp Stahl.

The Group considers that because a significant part of its production is distributed through its own sales network, it would not be affected by concentration in the distribution sector.

To respond to competition, the ARCELOR Group can count on its extremely complete ranges of products, its large number of sites and its modern finishing tools which are well distributed geographically.

4.5 Contracts

4.5.1 Purchasing contracts

The main purchasing contracts are generally entered into for a term of one year (raw materials, transport, maintenance), except for the purchase of scrap metal which are usually spot or very short-term contracts. Contracts relating to energy (excluding coal) requirements are often longer and have terms of between five and ten years. As for, in particular, the purchase of ferro-alloys, these are usually three-month contracts. Other purchasing contracts are for varying terms. Purchases are effected primarily in euro and American dollars.

Purchasing contracts (except raw materials) are usually renewed by tacit agreement between the parties upon expiry. In the event of early termination of such a contract, notice of between three and six months must generally be given.

4.5.2 Sales contracts

Generally, steel product sales contracts have a term of one or more years, or are concluded at spot price and spot quantities. Since more than 70% of the ARCELOR Group's turnover is generated in the European market, sales contracts are generally denominated in euro. Sales in American dollars and in Brazilian real represent a relatively small percentage of total turnover.

Contracts having a term of one or more years represent approximately one third of annual turnover in the flat carbon steel sector and a small proportion of annual turnover in the stainless steel sector. In long carbon steels, the contracts are spot contracts, except for specific products such as rails or wires used for reinforcing tyres, for which the contracts are annual.

Within the scope of long-term partnerships set up by the Group with certain of its major customers, particularly to develop new products together, contracts with terms of one or more years are becoming the norm, particularly in the automotive, packaging and household appliance sectors.

The ARCELOR Group's renowned know-how, particularly in the automotive sector, constitutes a positive asset to make these contracts more generalised.

4.6 Raw materials and energy

The ARCELOR Group's steelmaking activities use principally iron ore, coal, coke and scrap metal for both the traditional blast furnace steel production process and the electric steelmaking process. These materials represent approximately 60% of the ARCELOR Group's operating costs. The Group has stable relationships with the suppliers of these raw materials, but without being materially dependent on them, as none of the Group's suppliers represents more than 25% of total raw materials and energy purchased. Nickel and other ferrous and non-ferrous metals, including ferro and silico manganese alloys and zinc, are also used.

The ARCELOR Group's size will lead to a standardisation of the logistics, more particularly concerning supply methods, which should generate savings.

Raw materials and energy are paid for in euro. The other main currencies used are the US dollar and the pound sterling. The Group's general policy includes exchange risk hedging.

Iron ore

The ARCELOR Group uses approximately 43 million metric tons of iron ore per year. The Group purchases iron ore mainly from mining companies in Brazil, Sweden, Australia, Mauritania, Venezuela and Canada.

There has recently been a trend of concentration among iron ore producers. The main suppliers are Companhia Vale Do Rio Doce ("CVRD"), SNIM, CVG, Sesagoa and Hispanobras (a joint venture company owned by CVRD and ACERALIA).

Most contracts are denominated in US dollars or follow fluctuations of that currency.

Coke and coal

The ARCELOR Group purchases approximately 20 million metric tons of coal and coke per year from supply sources principally in Australia, the United States, Canada and South Africa.

This market is relatively concentrated, with just a few major suppliers in the world. The main suppliers are BHP and MIM.

Most contracts are denominated in US dollars or follow fluctuations of that currency.

Scrap metal

As the ARCELOR Group produces long steel products and stainless steel, it is a heavy consumer of scrap metal and purchases approximately 14 million metric tons per year, sourced mainly from the European Union, Russia and the Baltic countries.

The market is not very concentrated. The main suppliers are CFF and Boole.

Purchasing contracts are generally entered into at spot prices and quantities, and denominated, for the most part, in euro, but also in US dollars and in pounds sterling.

Nickel, ferro-chromium and other ferrous and non-ferrous materials

Nickel is purchased mainly from suppliers in Australia, Canada, Colombia, New Caledonia, Brazil, the Dominican Republic and Russia. A large portion of the Group's nickel requirements are also met directly through recycling scrap stainless steel.

Generally, nickel prices have a significant impact on prices of stainless steel which usually comprise a basic price and an additional component which varies with changes in the price of nickel.

The ARCELOR Group's steelmaking activities also require various ferrous and non-ferrous materials, such as zinc, ferro-chromium, titanium, vanadium, ferro-manganese or silico-manganese.

The ARCELOR Group purchases approximately 1.2 million metric tons per year of ferrous metals.

The Group meets its needs for this type of product through a limited number of worldwide suppliers, the main suppliers being Norimet and Glencore.

Energy

The ARCELOR Group is a major consumer of electricity, gas and oxygen.

The Group consumes annually approximately 25 TWh of electricity and 23 TWh of gas.

The main suppliers of electricity are EDF and Electrabel; the main suppliers of gas are GDF and Distrigaz.

The opening up of the electricity and gas markets in the European Union, and the major role the ARCELOR Group will play because of its size should allow ARCELOR to negotiate better terms for purchasing energy.

Water

The Group has its own watercatchment at most of its sites.

4.7 Regulations

4.7.1 European regulations

4.7.1.1 The ECSC Treaty

The European Coal and Steel Community (ECSC) Treaty governing the steel sector in Europe is due to expire on 23rd July, 2002. From this date, the sector will be governed by the provisions of the general treaty of the European Union, as is already the case for certain of the sector's activities, such as initial processing and forging.

The main aspects of the ARCELOR Group's activities where the ECSC Treaty applies are as follows:

- the competition rules, which cover both merger control laws and regulations and price fixing prohibitions and/or restrictions on production levels and market sharing;
- the Code on State Aids to the Steel Industry, which is more restrictive than the general provisions of the Treaty of the European Union, which was renewed at the end of 1996 and will be in force until the ECSC Treaty expires; new draft regulations, to replace the current code, are under discussion; and
- funding of research.

The expiration of the ECSC Treaty will not have a significant effect on ARCELOR or the steel industry in general. Since the decision taken in 1991 to let the ECSC Treaty expire in accordance with its terms, the EU has aligned the application of the ECSC Treaty with the provisions of the EC Treaty. As a result, the transition of the EC Treaty should not cause any significant problems. In addition, the EC has taken measures to ensure that international commitments of the ECSC are assumed by the EC and that agreements authorised under the ECSC Treaty will not be affected by the transition to the EC Treaty.

4.7.1.2 State aid

The European Commission can, in certain cases, requalify financial advantages granted by member states to companies as state aid, and demand reimbursement thereof by the relevant companies.

4.7.1.3 Prohibited cartels

The European Commission can, in certain cases, impose fines on companies pursuant to the provisions concerning prohibited cartels.

4.7.2 Trade barriers

The liberalisation of trade has led to the creation of national protective trade measures to regulate international trade. Adopted at an international level through the GATT agreements, the latest in 1994, the principal national protective trade measures are anti-dumping and anti-subsidy legislation (countervailing duty), safeguard clauses and voluntary restraint agreements.

In recent years there has been a marked increase in the number of national protective trade measures, including in particular the implementation of anti-dumping and countervailing duty legislation by an increasing number of countries. This trend has been amplified following the imposition of restrictive measures by the United States in March 2002

Safeguard measures allow a country to protect a branch of a national industry when a product is being imported in such increased quantities as to be a substantial cause of serious prejudice, or the threat thereof, to the domestic industry, but such measures do not provide relief against so-called unfairly traded imports.

Anti-dumping duties aim to eliminate the effect of the trade practice consisting in selling a product on an export market at a price below that charged in the domestic market. The duties are equal to the amount by which the sales price on the domestic market exceeds the sales price on the export market.

Countervailing duties aim to offset the effect of the advantages of imported products resulting from direct or indirect subsidies.

4.7.2.1 Anti-dumping and anti-subsidy measures

4.7.2.1.1 Protective measures

(1) United States

(a) Flat carbon steels

As regards plates and heavy plates, anti-dumping duties (10.43%) and countervailing duties (Sollac and Industeel 5.56% and GTS 6.86%) have been applied to imports, particularly from France, since November 1999 and will continue to be applied until 2004.

Anti-dumping and countervailing duties have been imposed on imports from Belgium and Spain since 1993. Thus Cockerill Sambre is liable to anti-dumping duties of 6.75%, and countervailing duties of 23.15%, and imports on cut-to-length heavy steel plate of ACERALIA and its direct and indirect subsidiaries are subject to anti-dumping duties of 105.61% and countervailing duties of 36.86%. In December 2000, these measures were extended until 2005, until the close of the so-called "sunset" five-year revision procedure. They may be revised annually.

As regards corrosion-resistant cold-rolled flat products, in November 2000, anti-dumping duties and countervailing duties applied to imports, particularly from France (overall rate of 44.53%), since 1993, were extended until 2005, until the close of the so-called "sunset" five-year revision procedure. The Group currently disputes this decision before the International Trade Court of the United States. They may be revised annually.

Lastly, on 28th September, 2001, investigation proceedings were initiated on imports of certain cold-rolled products from Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, the Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey and Venezuela.

On 13th November, 2001, the International Trade Commission ("ITC") voted, unanimously, to continue the proceedings. The preliminary decision of the Trade Department as published on 29th April, 2002 fixes the antidumping rates at 11.66% for Belgium, 46.20% for Spain and 5.17% for France.

(b) Long carbon steel

In June 2001, the US Administration initiated anti-dumping investigation proceedings against imports of steel beams from Luxembourg, Spain and Germany.

The final antidumping duties as published on 21st May, 2002, are fixed at 15.23% for Luxembourg, 5.19% for Spain and 8.09% for Germany.

(c) Stainless steel

- Flat stainless steel

Ugine initiated an annual revision to attempt to obtain a reduction in anti-dumping duties which are currently 9.38% and which have been applied, since June 1999, to imports of stainless steel strips and sheets, in particular from France.

The final rate of the duties, published on 14th February, 2002, is 3%.

Revision of the countervailing duties of 5.38% was requested for 2000. The preliminary decision as published on 10th May, 2002 fixes them at 1.29%, the final decision being expected on 9th September, 2002.

- Long stainless steel

In July 2000, the anti-dumping duties applied to imports of stainless steel wire rod, in particular from France, since 1993, were extended until 2005, until the close of the "sunset" five-year revision procedure, reduced to 7.19% after several annual revisions.

They may be revised annually.

- Stainless steel bars

Subsequent to complaints brought by the American industry in December 2000, the US Administration opened an investigation against imports of stainless steel bars, in particular from France (anti-dumping) and from Italy (anti-dumping and countervailing duties).

The final anti-dumping rates, published on 16th January, 2002, are fixed at 3.90% for Ugine Savoie Imphy and at 1.70% for Bedini. The final determination concluded that no countervailing duties would be applied to Bedini.

- Heavy stainless steel coils

Imports from Belgium, in particular from ALZ, have been subject to anti-dumping and countervailing duties since respectively 1998 and 1997. In the first annual revision, the rate of the anti-dumping duties, published on 24th October, 2001, was definitively fixed at 24.43%. In the second annual revision, the provisional duties were fixed at 5.36%. The final countervailing duties for the first annual revision, published on 27th August, 2001, is fixed at 1.78%. ALZ has lodged a complaint with the US International Trade Commission contesting this rate.

(2) Brazil

In May 2000, the Brazilian government imposed anti-dumping duties on Ugine of 30.9% on imports of cold-rolled flat stainless steel of less than 3 mm thick.

An administrative recourse has been lodged against this decision.

(3) India

On 13th December, 2001, the Indian government imposed provisional anti-dumping duties on imports of cold-rolled stainless steel from the United States, Japan, Canada and the European Union. These duties are fixed at 0.82 USD/kilo on imports from the United States, 0.70 USD/kilo for Japan, 0.20 USD/kilo for Canada and 0.37 USD/kilo for the European Union.

(4) Canada

(a) In December 2000, the Canadian government opened an investigation on imports of steel from various countries, including Portugal (Lusosider).

(b) In 1994 anti-dumping duties and countervailing duties of 75.30% were imposed on imports of hot-rolled carbon steel plate and certain high-strength low-alloy plate from ACERALIA; these measures were maintained in 1999 and will be reviewed prior to September 2004.

(5) Venezuela

On 1st November, 2001, the Venezuelan government opened an investigation to determine whether anti-dumping duties and countervailing duties should be imposed on the import of certain types of beams from ACERALIA.

4.7.2.1.2 Actions: European Union

(a) Flat carbon steels

With respect to hot-rolled coils, in February 2000, the European Commission introduced anti-dumping duties (3.90% to 24.90% for Taiwan, 15.40% for Yugoslavia) and countervailing duties (3.90% to 4.40% for Taiwan). Undertakings as regards prices were signed with South Africa, Bulgaria and India.

With respect to quarto plates, a final decision in June 2000 fixed the anti-dumping duties on imports from China at 13.1% and confirmed the undertakings concerning prices signed with India and Romania.

(b) Long stainless steels

The European Union decided, in July 1999, to apply defensive anti-dumping duties (up to 55%) and countervailing duties (up to 48.9%) on imports of wire-drawn stainless steel products of a diameter of less than or more than 1 mm from India.

4.7.2.1.3 Safeguard clause

- United States: wire rod

Imports of most types of wire rod from any country (except Canada and Mexico) are subject to a maximum quota. Pursuant to a decision of 21st November, 2001, the quota for members of the European Union has been set at 419,948,744 kilos.

- United States: flat carbon steels and alloys, long carbon steels and alloys, tubes and carbon steel and alloy accessories, stainless steel and steel for alloy tools.

On 22nd June, 2001, the US Administration opened an investigation pursuant to the safeguard clause, at the request of the President of the United States. Four product families, subdivided into thirty-three classes, are targeted: flat carbon steels and alloys, long carbon steels and alloys, tubes and carbon steel and alloy accessories, stainless steel and steel for alloy tools. For the Group, twelve categories of products are relevant. Following the end of its investigation, on 27th November, 2001, the ITC made its recommendation to the President on 19th December, 2001.

Whilst the US Presidency had from the start emphasised the organisation of international negotiations and the "multilateral initiative" aimed at reducing production capacities on a worldwide level and at eliminating subsidies which distort competition, the US President announced on 6th March, 2002 the imposition of restrictive measures on imports which came into effect on 20th March, 2002 for a period of 3 years and 1 day.

The supplementary duties on flat carbon steel are fixed at 30% for the first year, 24% for the second year and 18% for the third year. The supplementary duties on rebars and welded tubes are fixed at 15% for the first year, 12% for the second year and 9% for the third year. The supplementary duties on carbon steel accessories and alloys are fixed at 13% for the first year, 10% for the second year and 7% for the third year. The supplementary duties on stainless steel bars and coils are fixed at 15% for the first year, 12% for the

second year and at 9% for the third year. The supplementary duties on stainless steel wire are fixed at 8% for the first year, 7% for the second year and at 6% for the third year. Slaps are subject to quotas but stainless steel tubes accessories and steel for tools are excluded therefrom.

Products of ACB, Aceralia Planos, Aceralia Perfiles, Aceralia Redondos, Laminoir de Dudelange, Galvalange, Segal, Sidmar, Stahlwerke Bremen, Ares, ProfilArbed, Acesita, Cockerill Sambre, Eko Stahl, Lusosider, Sollac, Sprint Métal, Ugine Savoie Imphy, Usinor Industeel, Usinor Packaging are concerned by these measures.

The US Administration is currently reviewing more than 1,200 exemption applications presented, with the support and often upon the request of American steel users, in respect of products which the American steel industry is not able to provide. For the Group, high added value niche products are concerned by these exemption applications. The review of applications will continue until July, 2002. Thereafter, at every anniversary date of the decision, exemption applications based inter alia on stocks shortages may be reviewed.

- Europe: flat carbon steels and alloys except coated products, certain long carbon steels and alloys, carbon steel accessories and alloys, stainless steel.

Whilst the turnover generated by the Group in the United States in 2001 is approximately 12% of its total turnover, the impact of such measures on the Group is predominantly indirect to the extent that products from steel producers in low-cost countries would be transferred to the European market.

It is this threat which led the European Commission to implement its safeguard clause after the announcement of the decision of the US President. Starting 28th March, 2002, provisional restrictive measures have been initiated under the form of applicable quotas for a 6 months' period. Investigations are underway in order to assess the impact of the US measures on imports into Europe and decide on whether such measures ought to be upheld beyond the provisional period expiring on 28th September, 2002.

Following the granting of certain exemptions by the US (concerning less than 1% of European steel exports into the US), the European Union has decided to postpone its decision regarding the imposition of supplementary duties on US products to the middle of July.

- Canada: flat carbon steels and alloys, certain long carbon steels and alloys.

On 25th March, 2002 the Canadian government submitted an application to the Canadian Court of External Trade to initiate investigations in relation to the safeguard clause. The impact on the Group is limited to flat carbon steel and alloys. Notwithstanding that the Canadian market does not generate a high turnover for the Group, its position thereon as second importer after the United States, makes it necessary for it to participate in these investigations. The Canadian Court of External Trade should render its report on 4th July, 2002 on the actual prejudice or the risk of prejudice caused to the Canadian steel industry by imports.

The final decision on whether and for what period to apply restrictive measures and the selection of the form of such measures (either supplementary duties or quantitative restrictive measures) lies with the government.

- OECD

Under the auspices of the OECD, meetings of the representatives of steel producing countries and senior executives of the steelmaking industries were organised in Paris on 17th and 18th September, 2001 followed by meetings in December, 2001 and April, 2002, after steelmaking industries had been consulted by their respective governments. There should be a further meeting prior to the end of the year in order to assess the situation of the steel sector and to analyse the results of the current investigations on capacities and measures which distort the market. Meanwhile the working group in charge of the analysis of capacities will meet in September and thereafter every 6 months.

- WTO

At the request of the EU, the World Trade Organisation (WTO) has on 3rd June, 2002 decided to set up a panel in order to investigate the imposition of supplementary duties on steel products by the United States. At its meeting on 14th June, 2002, it was decided such panel would also examine the complaints by Japan

and Korea. A decision by the WTO as a result of the findings of the panel is not expected before six to nine months.

In addition, the United States have required the WTO to start an investigation against the EU's implementation of its safeguard clause.

4.7.2.1.4 Voluntary restraint agreements

The European Union has negotiated partnership and co-operation agreements with the countries of the Commonwealth of Independent States (CIS), resulting from the dissolution of the former USSR.

In principle, the parties to these agreements apply the most-favoured nation rule to each other in compliance with customs duties. The agreements also contain provisions on the abolition of quantitative restrictions and other trade barriers.

The European Union ended its policy of autonomous quantitative restrictions vis-à-vis the CIS countries in 1995, and entered into bilateral agreements with Russia and Ukraine, followed by Kazakhstan, relating to the import of most steel products falling within the scope of the ECSC Treaty from these countries. These agreements entered into force in 1997 for Russia and Ukraine, and on 1st January, 2000 for Kazakhstan, and have been extended to 31st December, 2004.

Transitional measures have been taken to prepare total liberalisation, ultimately, of the steel market with these countries, in compliance with rules on competition, state aid and protection of the environment; they authorise in particular financial and technical aid required for restructuring their steelmaking industries.

On 29th May, 2002, the European Union announced that it would grant Russia the full market economy status in recognition of its major reforms carried out in the recent year. This decision will be effective after the necessary modifications of the EU trade defence legislation. On 6th June, 2002, the US Administration also decided to revoke Russia's non-market economy status (effective as from 1st April, 2002) and to grant Russia the status of a market economy. The change from a non-market economy to a market economy means that Russian-based economic data will determine anti-dumping duties (and not econometrics based on surrogate country data) and that a higher burden of proof will be required to bring anti-dumping actions against Russia. It also opens up Russia to subsidy cases (countervailing duty procedures).

Russian steel exports are governed by bilateral EU-Russia and US-Russia agreements. The decision to grant Russia market economy status is currently not expected to affect these bilateral agreements.

4.8 Environment

4.8.1 Environmental regulations

Steelmaking activities require large quantities of raw materials and energy and have, by their very nature, an impact as regards environmental matters.

In the countries in which it operates, and in particular in Europe, Brazil and the United States, the Group must comply with various regulations relating in particular to the handling of major accidents, the disposal of waste water and industrial waste, air and water pollution and the protection of sites. National norms concerning emissions vary considerably from one country or region to another.

In addition, the Group may also be liable to pay tax on polluting activities, such as the *taxe générale sur les activités polluantes-TGAP* introduced in France on 1st January, 1999.

Since a large part of the Group's steel production is situated in the European Union, the Group must comply with European regulations (and in particular the Seveso II Directive, the IPPC-Integrated Pollution Prevention and Control-Directive and the Environmental Impact Assessment Directive) and implementing legislation.

The Group considers that it is in all material respects in compliance with all applicable regulations in the various countries and regions where it is present and that it will continue to be so, thanks to an investment programme aimed at ensuring compliance with those existing regulations which provide for time-limits for compliance.

The Group's industrial sites are subject to authorisation procedures set by national authorities. The Group considers that it holds the authorisations required for its operations and does not anticipate that it will face any particular difficulties when applying for the renewal of such authorisations or for new authorisations.

The Group operates, through Belgo-Mineira, the Andrade mine in Brazil.

In certain countries, when sites are not operated, national authorities may, relying on applicable legislation, require the former operator to take all measures necessary to restore the sites to the state they were in prior to the commencement of the activity (especially where the sites have been contaminated).

Lormines ceased all mining activity in 1993. A number of proceedings are still pending against third parties, but the amounts at stake are not significant and have, for the most part, been borne by insurance companies. During the general meeting of 3rd March, 2000, the shareholders of Lormines noticed that the company had achieved its corporate objectives and decided to commence dissolution proceedings. Prior to that, they had recapitalised Lormines up to a level deemed satisfactory for the performance of its regulatory obligations. The liquidator, who was appointed by the President of the commercial court of Nanterre, is in discussions with the relevant authorities with a view to obtaining the regularisation of the administrative situation and the granting of the concessions orders relating to concessions, which had been granted by the State and which are pending as at today's date.

During the summer of 1997, ARBED ceased all mining activity in France. Within the scope of the measures which the French authorities can impose when a site of this type is closed down, the "*Préfet*" ordered ARBED to take a certain number of measures relating to the monitoring of ground stability and the drinking water supply system, in addition to pumping out the pit water until 30th November, 2002. Appeals were made against these orders and negotiations followed with the French authorities. Provisions have been made in the accounts to cover such risks. Due to popular pressure, the French authorities ordered that an expert prepare a report on how long the pumping of the pit water should last. Following the conclusions of such report the "*Préfet*" ordered ARBED to continue the pumping work until 30th November, 2004. To the extent the continuation of the pumping after 30th November, 2002 is due to reasons for which ARBED has not to answer, the French authorities are willing to share the costs of pumping out the water after 30th November, 2002.

The French mining code was recently amended by law n° 99-245 of 30th March, 1999 which increased the obligations of former operators relating to the monitoring, prevention and management of risks which may continue after the closure of the mines as well as the indemnification for damage caused by subsidence. These new provisions are applicable to procedures relating to the cessation of works at the date of entry into force of the law.

The Group is not aware of the existence of any litigation or threat of litigation relating to environmental matters which could have a significant negative impact on the Group's financial situation. However, because of its past and current activities, the Group is exposed to risks which may give rise to its environmental liability, the consequences of which cannot be evaluated.

In addition, the Group's activities may be subject to more stringent environmental regulations in the future which could lead the Group to incur substantial expenses to ensure compliance therewith or to pay high taxes.

However, on the basis of the information available at the date of this Prospectus, the Group considers that the expenses which may be incurred as a result of the implementation of such regulations should not have a significant negative impact on its activities, its financial situation or its position among its competitors.

4.8.2 Environmental protection

Environmental protection forms an integral part of the Group's strategy and growth policy and covers all aspects of its activities.

In addition to recurring environmental operational charges, the Group has invested, for the protection of the environment in the strictest sense, the equivalent of approximately 5% of total investment in 2001.

The ARCELOR Group's environmental policy is based on the principle of the preservation of a long-lasting balance between the environment, health and safety, and the economy.

Continuous progress in environmental protection matters will be implemented in particular by:

- the development and implementation of better production methods and products;
- the employees showing a positive attitude towards the environment; and
- the introduction of the ISO 14001 international standard at most of the ARCELOR Group's sites before the end of 2003.

The main lines of this policy are based on the following priorities:

- Recycling of steel

Steel is one of the most recycled materials in the world, which makes it possible to minimise consumption of natural resources and combat the greenhouse effect. The ARCELOR Group's recycling rate, taking into account all of the different steelmaking processes used, is nearly 50%. The scrap metal used in electric arc furnaces comes from steel products that have reached the end of their useful life, such as industrial machines, used vehicles, packaging, construction products, as well as scrap steel waste recovered from processing companies. Recycling has been greatly facilitated by magnetic sorting.

The ARCELOR Group is determined to maintain the highest possible steel recycling rate. The Group is also actively involved in specific schemes for the recycling of packaging and vehicles which have reached the end of their useful life and takes part in numerous initiatives aimed at making the public sensitive to the ecological benefits of recycling.

- Reducing the consumption of natural resources

One of the Group's main objectives is to reduce its consumption of water, which is essential to the steelmaking process. More efficient management of water resources, coupled with the installation of closed circuit systems at most production sites, has resulted in a reduction of over 25% in consumption over the past ten years.

- Improvement of technology in order to reduce the adverse impact on the environment of steel production

Polluting emissions

Dust emissions account for most of the atmospheric pollution generated by steelmaking plants. A programme has been underway for several years to limit such emissions.

Over the past ten years, emissions released in controlled areas have decreased by over 50% thanks to the efficient use of existing sites and the development of new sites with an innovative approach in environmental protection matters.

Significant progress has also been made to reduce fugitive dust particles particularly through the use of processes which fix coal and iron ore at storage areas and better road surfaces.

Air pollution may have cross-border effects. This is why agreements and international projects have been implemented with the aim of regulating air pollution at a national level (UNECE (United Nations Economic Commission for Europe)-Göteborg Protocol; European framework directive fixing emission ceilings in Member States). At the ARCELOR Group level, a significant reduction of emissions of SO2, and of NOx to a lesser extent, has been achieved through the implementation of targeted measures such as the use of coal and iron ore with low sulphur content, the desulfurisation of gases in coking plants, the increase of energy efficiency, higher injection rates of pulverised coal in blast furnaces, the improvement of material efficiency, and especially the increase in the portion of the steel production generated from scrap. It is anticipated that the implementation of new projects and an increase in energy efficiency will significantly reduce acid emissions.

Iron ore sinter plants and electric arc furnaces are a source of dioxin emissions. The ARCELOR Group is at present concentrating its efforts on reducing these emissions.

Collaborating initiatives to reduce these emissions are being examined at European level. These initiatives are complemented by specific research undertaken within a number of the ARCELOR Group's plants.

Greenhouse gases

Although greenhouse gases are not pollutants within the usual meaning of the word, the ARCELOR Group attaches great importance to reducing them. Compared with 1990, considerable progress has been made in terms of reducing greenhouse gas emissions, both in absolute terms and in terms of emissions per ton of steel produced. The ARCELOR Group will implement a proactive policy in the fight against greenhouse gas emissions, which will be supplemented by voluntary measures with a view to increasing energy efficiency and reducing CO2 emissions.

Management of potentially polluted sites

The ARCELOR Group is responsible for protecting from pollution the soil and subsoil at its industrial sites.

The Group is also responsible for former operational sites. These historical sites are actively being restored and the ARCELOR Group intends to continue to implement this policy.

- Perfecting products

Continuously improving the quality and mechanical performance of steel helps prevent global pollution. This involves, in particular, contributing to making products made from lighter steel (such as automobiles, buildings, household products).

A life cycle analysis, from the extraction of iron ore to despatch of the finished product, was conducted for each major type of product marketed by the ARCELOR Group. These analyses are available to any customers wishing to carry out a life cycle analysis of their products.

At a worldwide level, a special effort has been made to harmonise the description of polluting emissions indicators used to control pollution reduction measures. These measures provide a framework for corrective actions to be implemented through investment or better organisation, by defining manufacturing conditions or analysing the technology and processes which reduce polluting emissions.

4.9 Intellectual property

The ARCELOR Group has internationally recognised know-how and a broad portfolio of patents. The Group also files applications for trademarks when it wants to protect particular trademarks. This is for example the case of the Extragal trademark, the relating manufacturing processes of which are also protected by patents, and Sibetex (trademark and patent), both of which relate to surface treatment used in the car industry.

The Group has set up a team specialised in intellectual property matters which shall be responsible for the implementation of a harmonised and systematic protection of its know how and technology.

Notwithstanding the above, the ARCELOR Group considers that its activities are not materially dependent on patents, trademarks, licences or other intellectual property rights owned by it or third parties.

4.10 Other commitments

4.10.1 Warranties

In connection with the various asset transfers effected within ACERALIA, ARBED and USINOR groups over the past few years, warranties that were common in the context of such transactions were granted for limited periods of time and limited amounts.

As at today's date no claims have been made under these warranties which could significantly affect the Group's financial situation.

4.10.2 *Other commitments*

(1) Sidmar

In 1984, the company Société Nationale pour la Restructuration des Secteurs Nationaux (SNSN) subscribed for 839,467 non-voting preference shares in Sidmar which are to be transformed into voting shares if they are not repurchased by 16th October, 2004. These shares were repurchased in 1991 by Sidmar by means of a reduction in share capital. Further to a request of the European Commission, there will be a final evaluation of the shares in 2004 based on the real changes in the long-term interest rates between 1992 and 2004 and the return on the Sidmar shares over the five financial years preceding 2004 and the five financial years following 2004. Appropriate provisions have been made in ARCELOR's pro forma accounts to cover the evaluation to be made in 2004 to Staal Vlaanderen NV, which has been subrogated in the rights of SNSN.

(2) Eko Stahl

The investment undertakings given by Cockerill Sambre to the Treuhandanstalt when it purchased Eko Stahl in December 1994 have been complied with.

There is a job retention undertaking, valid until the end of 2004, which has been fully complied with to date.

(3) ACERALIA

During the privatisation of ACERALIA and pursuant to the terms of the framework agreement signed by ACERALIA, ARBED and the SEPI on 23rd and 24th September, 1997, ARBED undertook to the SEPI to implement an industrial plan within ACERALIA between 1st January, 1998 and 31st December, 2002. In accordance with the industrial plan, ARBED gave the following undertakings:

- The total level of capital expenditure to be made by ACERALIA and its direct and indirect subsidiaries ("ACERALIA sub-group") will be a minimum of EUR 781,916,748. Compliance with this undertaking will be verified at the close of the period of validity of the industrial plan.
- The total number of employees in the ACERALIA sub-group will not be reduced below the numbers indicated in the industrial plan proposed by ARBED, unless it is decided otherwise in collective negotiations with the personnel representatives. This obligation is applicable for each of the years 1998 to 2002 (inclusive), annual variations of less than 5% not constituting a violation of this undertaking.
- Arbed España BV, a direct and indirectly wholly owned subsidiary of ARBED, undertakes not to vote in favour of a resolution presented to the general meeting of the shareholders or to the board of directors relating to a material change to the company's objects, or to the merger or demerger of any company belonging to the ACERALIA sub-group, unless these restructuring transactions are carried out within the ACERALIA sub-group.

In order to guarantee the undertakings described above, Arbed España BV had at the time pledged in the SEPI's favour 8,465,558 shares that it then owned in the capital of ACERALIA as well as its ACERALIA warrants 97.

At 31st December, 2001 the ACERALIA sub-group's level of capital expenditure during the relevant period has already exceeded EUR 781,116,748 and the job retention undertaking has been respected.

Pursuant to an agreement of 14th December, 2001 between the SEPI, ARBED, Arbed España BV and ARCELOR and as a result of the successful outcome to the Public Exchange Offers:

(i) the SEPI released the above-mentioned pledge over the 8,465,558 ACERALIA shares, thus allowing Arbed España BV to submit its shares for exchange in the Public Exchange Offer made by ARCELOR in respect of the ACERALIA shares;

(ii) ARBED España BV pledged in the SEPI's favour the 11,287,411 ARCELOR Shares it received in exchange for the ACERALIA shares previously pledged in favour of the SEPI. This pledge is in force until 20th November, 2003;

(iii) ARCELOR procured compliance with all of the undertakings given by ARBED/Arbed España BV under ACERALIA's industrial plan;

(iv) the SEPI accepts that, for the purposes of the above-mentioned framework agreement, any transaction relating to a company belonging to the ACERALIA sub-group, on the one hand, and to ARCELOR or a company belonging to the ARCELOR Group, on the other, would be treated as an internal transaction within the ACERALIA sub-group.

(4) COCKERILL SAMBRE

In connection with the Partnership Agreement entered into on 1st December, 1998 with Société Wallonne pour la Sidérurgie resulting in the purchase of 75% of the shares in Cockerill Sambre, USINOR undertook to implement an investment plan, which is being implemented as arranged.

4.11 Disputes

The Group is currently involved in a number of litigation and arbitration proceedings within the scope of the ordinary course of its businesses.

ARCELOR considers that the Group has made sufficient provisions to cover litigation risks and is not aware, subject to what is indicated below, of any exceptional facts or litigation or threats of litigation which may have, or have recently had, a significant impact on the Group's activity or financial situation.

USINOR responded to the announcement of a lawsuit filed by AK Steel Corporation in Cincinnati US Federal District Court, against it and its subsidiaries (respectively the French companies Ugine and Sollac and the American company J&L), as well as Mr Pascal Payet-Gaspard, vice-president, in charge of marketing and sales at Ugine. USINOR believes the AK Steel lawsuit is a belated and retaliatory response to a lawsuit filed in July 2000 by USINOR against AK Steel in the same court, alleging that AK Steel violated federal and Ohio State antitrust laws by monopolising, attempting to monopolise, and conspiring to monopolise the US market for aluminium-coated type 409 stainless steel. USINOR has filed a motion with the court to dismiss AK's lawsuit and the court is currently reviewing that motion.

USINOR, in the July 2000 lawsuit is contending that, as part of AK Steel's unlawful scheme to exclude business rivals from the aluminium-coated type 409 stainless steel market, AK Steel and its merger partner Armco Inc. filed sham lawsuits, purporting to enforce fraudulently-obtained patents. The filing of AK Steel's new lawsuit appears to be a continuation of its misuse of the court and patent systems to prevent competition in the marketplace.

USINOR manufactures its own aluminium-coated type 409 stainless steel product used for the production of exhaust pipes, and sells it with its own US patented process. J&L does not manufacture aluminium-coated products and USINOR believes the law suit has been brought against it for having attracted clients, considered by AK Steel to be exclusively its own.

In 1998, in response to USINOR's efforts to enter the United States market, AK Steel and Armco filed two lawsuits for infringement of patents. USINOR has filed several motions seeking a judgement of invalidity and non-infringement of all of the patents and is presently awaiting a final ruling on those motions from the court. USINOR contends that AK Steel and Armco have used the patent suits to block USINOR from selling its competing products in the United States. USINOR's antitrust lawsuit seeks an unspecified amount of damages which would be automatically trebled under US law plus attorneys' fees and costs.

In November 2000, as a delaying tactic, AK Steel filed a formal paper requesting the federal court to postpone the antitrust case brought by USINOR and to freeze indefinitely all discovery then pending in the case. In November 2001, however, the federal court ordered that the antitrust case brought by USINOR should proceed and discovery is ongoing in that case. USINOR believes that it will win in both its antitrust case against AK Steel, as well as in the retaliatory suit brought by AK.

4.12 Human resources

4.12.1 Employees

Information on the number of employees in the Group and as to their geographical and business sector distribution is set out in section 4.1 of this Prospectus.

For the financial year 2002, the Group will implement actions decided and commenced prior to the amalgamation aimed at improving operational performance and productivity.

On a like-for-like basis, these actions will lead to a reduction in the number of employees.

The businesses mainly concerned are, an improved competitiveness scheme at Sidmar in Gent, which was announced in September 2001, improved competitiveness and increased production schemes at Cockerill Sambre (Delta scheme) and in the sector of special steels (Usinor Industeel, France), and the reduction of excess capacity in the cold-rolled flat carbon steel products (Sollac Atlantique Biache-Saint-Vaast establishment, Pas-de-Calais-France).

The divestments required by the European Commission (i.e., of the coating lines of Sollac Lorraine in Strasbourg and Beautor in France, Galmed in Spain, the galvanising line of Dudelange in Luxembourg, Segal in Belgium, the galvanising line of Finarvedi in Italy and Lusosider in Portugal as well as Cofrafer, a steel service centre situated in France and the joint controlling stake in Bamesa, a group of steel service centres active in Spain and Portugal), will result (on the basis of the current scope thereof) in the exit of all or some of the headcount from the units which are being sold with the transfer of all or some of the employees. Only the employees in Strasbourg, Beautor, Cofrafer, Galmed and Dudelange are included in the employees of the ARCELOR group, the other companies referred to being consolidated in the accounts by the equity method. As at the date of this Prospectus, there are no plans to reduce the number of employees in these companies.

Over the next few years, generally, reductions in the number of employees, when necessary, will be facilitated, given the age pyramid, by employees taking retirement.

4.12.2 Employment policy

Developing specialisation to achieve better performance

Against a background of growing internationalisation and accelerated changes in the scope of the organisation, the ARCELOR Group aims to build unity among all of its employees in every country, through shared values, with a strong emphasis on the development of individual skills and positive integration of cultures.

Initiatives aimed at achieving better performances will be set up at all levels within the organisation for all employees to be informed of and better evaluate their personal and team contributions. The performance evaluation will gradually be extended to all personnel in the Group. For managerial staff, the ARCELOR Group will implement a variable pay system making it possible to acknowledge individual and team performance.

Suitable training will be provided to improve technical and behavioural expertise.

The internal training of managers, which will continue the experience of the founding groups, will receive particular attention in order to achieve a higher level of expertise and encourage the integration process at the highest levels.

The role of ARCELOR as parent company implies that the centralised management of human resources, insofar as it relates to senior executive managers, is effected at the level of the corporate department of ARCELOR. The management of personnel in each sector is shared between the relevant sector and the companies comprising that sector.

Efficient social dialogue in an environment of trust

The global working relationship within the Group of ARCELOR, in the context of rapid changes in markets and business activities, requires a close and transparent dialogue with all of the employees in order to better anticipate the qualitative and quantitative adaptations that will need to be achieved.

The Group will continue to develop this tradition of social dialogue, which proved to be successful in the past. This dialogue will take place at all levels of the company in compliance with the specific laws and regulations of the countries where the entities are situated, whilst respecting cultural particularities, and whilst taking into account the requirements of the business activities.

In order to ensure that this dialogue will take place at the highest levels within the company, ARCELOR has on 27th May, 2002 set up a European works council, which has replaced those existing in the ARBED/ ACERALIA group and the USINOR group.

Involvement of personnel representatives in decision-making

In addition, three of the seventeen members of the board of directors of ARCELOR represent the employees (see section 6.1.2).

Health and safety at work

Improving health and safety is one of ARCELOR's main priorities.

The companies within the Group have achieved significant results in the last few years.

ARCELOR will continue to implement an ambitious policy confirming that it retains a leading role in terms of reduction of accidents and improvement of health at work.

4.13 Research and development (R&D)

4.13.1 General R&D policy

The ARCELOR Group intends to implement an active R&D policy by combining its resources, by leveraging its multi-market/multi-product/multi-process approach and by using the synergies resulting from its creation.

The ARCELOR Group intends to benefit from its experience in highly technical products to continue to differentiate itself by providing products and services which meet its customers' current and future needs.

The size of the Group will facilitate the development of processes for the manufacturing of new products and the reduction of manufacturing costs.

The recent alliance with Nippon Steel Corporation should enable the ARCELOR Group to benefit from a sharing of the R&D activities in terms of customer-demand response and cost sharing.

4.13.2 R&D objectives

The objectives are aimed at:

- developing new products with mechanical and surface properties which will contribute to meeting customers' expectations (lighter products, aesthetic appearance, security, durability, etc.);
- facilitating and promoting the use of steel, reducing implementing costs for customers;
- developing new applications;
- reducing manufacturing costs;
- improving reliability and increasing manufacturing processes' flexibility; and
- actively taking into account environmental issues.

4.13.3 R&D facilities

The ARCELOR Group currently owns 18 research centres and laboratories which all carry out applied research and technical support (for production, sales and customers). This is in addition to a research centre (the CRM in Belgium) in which Corus is also involved and other partnerships with universities, suppliers and customers. The Group will continue to develop research conducted in partnership with other steelmakers and other industries, in addition to that with Nippon Steel Corporation.

The R&D budget is approximately EUR 180 million.

4.13.4 Main projects

The Group has already planned ambitious projects for technological improvements:

- a new technology for steelmaking through direct reduction and fusion (Primus) resulting in the reduction of emissions and the recycling of steel by-products;
- continuous casting of thin products (through its subsidiary Eurostrip in partnership with VAI and Thyssen Krupp TKS);
- new metallurgy with unprecedented properties (e.g., high mechanical resistance coupled with high ductility)
- coating processes through mechanical means (possibility of applying very innovative coatings);
- procedures for applying paint without solvents;
- new capacities for surfaces (rubbing, presentation, adherence, etc.).

The Group intends to benefit from the synergies resulting from its creation to introduce a number of other ambitious projects.

4.14 Investment

4.14.1 The ARCELOR Group's policy

The board of directors defines the investment policy and authorises the strategic investments proposed, planned and executed by the management board, the other investments being decided at the level of the activities sectors and the operational units.

In taking these investment decisions, the Group will rigorously apply investment criteria designed to attain profit targets set for the Group.

The creation of the Group will allow optimisation of investments in the different sectors of activity and should lead to investment savings of at least EUR 350 million by 2005 compared with the three former groups' original investment plans on a stand-alone basis.

4.14.2 Recent and current investments

The table below shows, for each business sector, for the last three financial years, the investments in tangible assets made by the ARCELOR Group.

	Investments in tangible assets (EUR, in millions)		
Sector	2001	2000	1999
Flat carbon steel	917	944	1,007
Long carbon steel	255	244	385
Stainless steel	169	200	173
Distribution–transformation–trading	158	178	144
Other activities	176	79	91
TOTAL	**1,675**	**1,645**	**1,800**

The table below shows, for the last three financial years financial investments made by the ARCELOR Group.

Year	Financial investments (EUR, in millions)
2001	426
2000	375
1999	1,115

4.14.2.1 Investment in tangible assets

The ARCELOR Group's recent and future investments are principally in the European Union and in South America.

In Belgium, Sidmar has installed at its Ghent site new hot-dip galvanising lines (Sidgal 2 and 3) and organic coating lines (Decosteel 2), as well as a new continuous casting installation. In the cold-rolling mills, a continuous process was implemented in tandem No. 2, and certain modifications were made in order to produce steel with high elasticity limits for the automotive industry. A new laser-welded blank production unit was commissioned at the Sidmar site at the end of 2000. Sidmar's blast furnace B was relined at the end of 2001, with relining of blast furnace A to follow at the beginning of 2003. Following these relining works, Sidmar's pig iron production capacity will increase by approximately 500,000 metric tons per year, to reach 4.2 million metric tons per year. Investments have also been made in the Cockerill Sambre sites in Belgium, particularly with the commissioning of a third slab furnace in Carlam at the end of 1999 and a new continuous casting installation in Liège.

In Spain, particularly in order to improve its position in the automobile market, the Group has undertaken modernisation works with the continuous cold-rolling process at Sagunto, and a plant for production of laser-welded blanks at Zaragoza has been built by the Group. At the Avilés site, a new organic coating line with a capacity of 150,000 metric tons per year has been installed and the wide-strip line has been modernised. In addition, two new hot-dip galvanising lines have been built (Avilés 2 and Solmed). An increase in capacity at the ACB site (second line and pickling), an extension of the hot-rolling mill, an increase in capacity at the LDIII steelmaking plant and improvements to the wide tin-plating lines and organic coating lines at Avilés have been approved. These investments are in progress. In addition, the following investments are planned: the construction of an electric arc furnace at Gijón, an increase of the capacity of the LDIII steelworks to 5 million metric tons, the renovation of a rolling mill in order to manufacture 90-metre rails, the construction of a second tunnel at Tabaza and an increase of the injection capacity in the blast furnace of Gijón.

In France, also in order to bolster the Group's position in the automobile market, a continuous cold-rolling process was implemented at Mardyck. The Dunkirk blast furnace No. 4 was relined at a cost of EUR 120 million. This ensures the continuing production of pig iron at Dunkirk and the availability of additional capacity which may be used to supply other plants within the Group. In order to be in a position to supply manufacturers based in the Mediterranean region under the best possible conditions, the Group reinforced its presence in this area in 1999 with vacuum metallurgy and the modernisation of the continuous casting installations of Fos-sur-Mer.

The integrated flat stainless steel continuous cold-rolling mill line (LC2i) built at the Isbergues plant produced its first fully-processed coils at the beginning of March 1999. The cold-rolling milling capacity increased from 90,000 metric tons per year to 300,000 metric tons per year.

In Germany, Stahlwerke Bremen (commissioned at the end of 2000) and Ekostahl (commissioned at the end of 1999) started up two new hot-dip galvanising lines. In addition, a third walking beam furnace was commissioned mid-2001 at Stahlwerke Bremen.

In Luxembourg, it has been decided to build a new beam rolling mill for the production of 700,000 to 800,000 metric tons per year; industrial production is planned for the first half of 2004.

In relation to countries outside Europe, a new combined anneal and pickling line for Thainox (Thailand) has been constructed, the Group has completed construction of the blast furnace at Monlevade in Brazil and a new unit (cold-dip and integrated galvanising line) has been launched in Brazil.

In addition, the commencement of the industrial phase of the Primus direct reduction process, during the first half of 2003, will enable the efficient recycling of steel by-products.

4.14.2.2 Financial investments

In Argentina, the Group (through its subsidiary Belgo-Mineira) has signed an agreement with the Acevedo family, a core shareholder in the Argentinian steelmaker Acindar-Industria Argentina de Aceros S.A., and has taken a shareholding of 20.44% in Acindar.

4.15 Insurance

The Group has insurance policies which are in compliance with generally accepted international standards, and are taken out with reputable insurance companies. High premiums are paid, particularly to cover damage to plant and machinery and for business interruption insurance, as well as for insurance to cover third party and transport risks.

ARCELOR considers that the insurance policies taken out provide adequate cover and that all the significant risks are covered. In order to benefit from economies of scale possible in a group policy, the Group intends generally to enter into contracts on a centralised basis. With a view to reducing to a minimum the risks related to the operation of its activities, the Group uses internal and external "risk engineers" who assist in the implementation of practical solutions limiting risks in the various phases of the production cycle.

In the context of the ARCELOR Group, the intention is to harmonise the insurance policies of ACERALIA, ARBED and USINOR with a view to optimising the premiums and the total cost of the insured risks. The Group intends to increase recourse to captive reinsurance companies by grouping together its subsidiaries active in this field. However, in the current situation, a tightening up of the industrial insurance market can be expected as well as an increase in insurance costs which may be significant and long-lasting. However, given the active prevention policy that it intends to continue, and long-standing relationships with the major insurers, the ARCELOR Group does not anticipate encountering any particular difficulty in obtaining sufficient cover from insurers.

After the tragic events of 11th September, 2001, the insurance companies with which the Group does business announced that they were not able to cover the "terrorist attack" risk, due to the absence of reinsurance. In several countries where ARCELOR has subsidiaries, these subsidiaries have contacted their business organisations in order to help them to find a solution at a national level in conjunction with the public authorities.

4.16 Property

The ARCELOR Group has an industrial and commercial presence throughout the world at several hundred sites. Virtually all of the production sites and rolling sites are owned by the Group.

The assets of the ARCELOR Group can be divided into two categories, land and buildings.

The very nature of the Group's activities, most of which are in the European Union, requires many sites where the various stages of production, processing and finishing of steel products can be carried out.

The Group has significant areas of land which are not used for production and which it intends to designate for development where such land is not strategic to its operations.

The Group owns numerous buildings throughout the world, most of which are in Europe.

A map of the main industrial sites, where the ARCELOR Group is present, is set out below.


▲ LONG CARBON STEEL PRODUCTS
● FLAT CARBON STEEL PRODUCTS
■ STAINLESS STEEL PRODUCTS

4.17 Risk factors

In addition to the other information contained in this Prospectus, potential investors are advised to read this section with particular attention.

4.17.1. Commercial and industrial environment

4.17.1.1 Cyclical nature of the steel market

The steel market has traditionally shown cyclical trends resulting in particular from the influence of macro-economic conditions on demand for steel products and the recurrent imbalance between steel production and demand.

The turnover, margins and results of the ARCELOR Group are closely linked to these factors and may vary significantly from one year to the other.

Any forecast in relation to market growth or its evolution must be reviewed in the light of changing economic conditions which can affect or delay expected improvements.

4.17.1.2 Strong competition in the steel market

The steel market is highly competitive. Steel producers are also in competition with producers of substitute materials, particularly in the automotive, construction and packaging industries.

Intensity of competition and cyclical steel markets result in significant variations in economic performance which may lead to a decrease in expected profits and even to losses, which would affect the steelmaking industry as a whole, including the ARCELOR Group.

4.17.1.3 Raw material and energy consuming industry

Steel production activities consume raw materials such as iron ore, coal, coke, scrap metal, nickel, ferro-manganese and silico-manganese alloys and zinc. The Group maintains diversity in its sources of supply and, save for electricity and natural gas, keeps stocks sufficient to minimise the impact of potential disruptions in supply.

Raw materials and energy constitute major items of expenditure for the ARCELOR Group.

A significant increase in the price of raw materials and energy could have an adverse effect on the ARCELOR Group's results if any hedging financial instruments used prove to be insufficient or if these price increases cannot be passed on to customers.

4.17.1.4 Activities in emerging countries

The ARCELOR Group has activities throughout the world. Risks associated with operating activities in emerging countries can include non-payment or slower payment of invoices, nationalisation, social, political or economic instability, greater exchange risk and restrictions on repatriation of currency. The ARCELOR Group may not be able to insure or cover these risks. Furthermore, it may prove difficult, even impossible, to obtain financing in countries where rating agencies' ratings become below "investment grade" level. The ARCELOR Group may encounter difficulties in operating in such countries, which could affect its results.

4.17.1.5 Heavy industry

The ARCELOR Group operates in an industrial environment where most of its movable assets may be affected by technical problems or accidents which may lead to the interruption of its operations and have a negative impact on production.

4.17.2 Environmental regulations and liability-Non-renewal of authorisations

4.17.2.1 Compliance with regulations-Environmental liability

In the different countries where the ARCELOR Group operates, particularly in Europe, Brazil and the United States, steel production activities must comply with environmental regulations which are diverse, subject to change and extensive.

These regulations relate in particular to the control of major accidents, the elimination of waste water, the elimination of hazardous solid industrial waste, atmospheric and water pollution and protection of the sites.

The ARCELOR Group's activities could, in the future, be subject to stricter regulations requiring expenditure in order to comply with such regulations or the payment of taxes which could adversely affect the Group's results, if this expenditure could not be quickly reflected in customer prices.

There are potential liabilities for the ARCELOR Group as a result of its past activities, in the event of bodily harm or damage to property, which could adversely affect ARCELOR's results.

Lastly, on the basis of applicable regulations, regulatory authorities and courts may force ARCELOR or the companies of its Group to carry out investigations or to restore sites, or may impose restrictions on their activities or temporarily or permanently close their installations, which could adversely affect the Group's results.

4.17.2.2 Authorisations

In order to carry on its activities, the ARCELOR Group must obtain, renew or modify various authorisations, permits and/or consents. In certain countries, procedures for obtaining these authorisations from regulatory authorities are often long and complex and there can be no assurance that the authorisation

requested will be granted, renewed or modified, which could adversely affect the relevant activities of the Group.

4.17.3 Financial environment

4.17.3.1 Investment requirements and significant working capital

Free cash flow generated by heavy industries such as the steel industry can be significantly affected by the necessity to carry out major investments; in addition, these industries require large amounts of working capital.

4.17.3.2 Exchange rate fluctuations

Steel companies have noted over the last few years that their businesses and share price are sensitive to the exchange rate fluctuations between the US dollar and the euro. For example, any appreciation of the euro would reduce costs of a certain number of raw materials, but could reduce the competitiveness of exporting European steelmakers and facilitate imports into Europe.

In addition, to the extent that the ARCELOR Group pays in a currency and obtains payment of its products and services in another currency, its profit margins may be affected by exchange rate fluctuations. The Group's general policy is to hedge this type of risk either by making the currencies of its sales correspond with those of its expenditures, or by hedging contracts.

Lastly, the choice of the currency used to evaluate the assets in a currency other than the euro can have a significant impact on the balance sheet.

4.17.3.3 Interest rate fluctuations

In view of the structure of the Group's indebtedness, part of which is subject to floating interest rates, the annual financial charges are partly linked to changes in the interest rates. In particular, variation of short-term interest rates has a considerable impact on financial charges.

4.17.4 Constitution of the ARCELOR Group and integration process

4.17.4.1 Amalgamation process

The amalgamation of the ACERALIA, ARBED and USINOR groups will result in an integrated group. The groups amalgamated being complex and very large, the integration and rationalisation process presents numerous challenges.

The amalgamation mobilises substantial managerial resources which could lead to a temporary decline in the Group's performances.

In addition, difficulties or delays in the implementation of expected synergies could arise or certain savings may not reach the levels anticipated, which could affect the Group's expected results.

4.17.4.2 Pro forma financial data

The pro forma accounts prepared for this Prospectus have an illustrative function. Furthermore, they do not take into account divestments imposed by the European Commission. Consequently, they cannot accurately present the financial situation, the results of operations and cash flow as they would be if the ARCELOR Group had in fact been created on 1st January, 1999 and if the Group thus formed had carried on its activities on a stand-alone basis.

4.17.4.3 Social environment

The Group considers that its relations with its employees are, on the whole, good. However, the Group is not immune from industrial action which could affect its activities and its results.

CHAPTER 5 PRO FORMA FINANCIAL INFORMATION OF ARCELOR

5.1 Introduction

This chapter includes the following financial information:

- ARCELOR unaudited pro forma consolidated financial information, including the pro forma consolidated balance sheets as at 31st December, 1999, 2000 and 2001, pro forma consolidated profit and loss accounts for the years ended 31st December, 1999, 2000 and 2001, and pro forma consolidated cash flow statements as at 31st December, 2000 and 2001. This information is disclosed in section 5.2.3 below.
- Unaudited pro forma consolidated segmented financial information. This information is disclosed in section 5.3 below.

The following additional information is presented in Appendices I and II to this Prospectus:

- In Appendix I, the audited consolidated accounts of ARBED (ACERALIA being fully integrated in ARBED consolidated accounts) and USINOR for the financial years ended 1999, 2000 and 2001 prepared in accordance with, respectively, accounting principles applicable in Luxembourg and France.
- In Appendix II, the accounting policies adopted by ARCELOR and the reconciliation between the consolidated net equities and results of ARBED and USINOR (ACERALIA being fully integrated in the ARBED group consolidated accounts) as at 31st December 1999, 2000 and 2001 prepared in accordance with local accounting policies and those prepared in accordance with the accounting policies of ARCELOR.

  The reconciliation of the consolidated net equities and net results of ARBED presented in appendix II includes the necessary adjustments for ACERALIA financial information to comply with the accounting policies adopted by ARCELOR.

5.2 Basis of preparation of the pro forma consolidated financial information

5.2.1 Accounting principles

The unaudited pro forma consolidated financial information of ARCELOR is prepared in accordance with the International Accounting Standards ("IAS") adopted by the IASB (International Accounting Standards Board), except for the accounting treatment of securitised trade receivables, as explained hereafter. The accounting policies, as adopted by ARCELOR, are disclosed in Appendix II and are applied to the unaudited pro forma consolidated financial information on the following basis:

- The ARCELOR Group is involved in various securitisation contracts, which are accounted for as disposals. This accounting treatment does not comply with the current provisions of IAS 39. It is however anticipated by the Group that IAS 39 will shortly be subject to a revision process that may impact the current derecognition rules in respect of securitised receivables. Upon completion of the revision process of IAS 39, the Group intends to renegotiate these contracts so as to ensure the compliance with the revised conditions of IAS 39 for them to be recorded as off-balance sheet items.

  The impact on the net financial debts as at 31st December, 2001 is EUR 1,438 million and EUR 1,620 million as at 31st December, 2000. These commitments do not represent, because of their nature, a significant financial risk for ARCELOR.

- In respect of the accounting treatment for pension commitments, ARCELOR did not harmonise the actuarial assumptions (rates of salary increases, mortality tables, actuarial rates) for the companies operating in the same segments and in the same geographic zones, which could be different in some cases from the policies set out in IAS 19. This analysis will be carried out in the course of preparation of the audited consolidated accounts of ARCELOR in accordance with IAS 19 and could lead to a change in the amounts provided for so far.

Moreover, deferred actuarial losses existing as of 31st December, 1999 in USINOR (EUR 57 million net of tax) are amortised over the expected average remaining working life of the employees participating in the plans. This loss will be directly charged against equity as of 1st January, 2000 for the purpose of the audited consolidated accounts of ARCELOR.

- In respect of the accounting treatment for the amalgamation of ACERALIA, ARBED and USINOR as set out in section 5.2.2 below, fixed assets that could be subject to significant revaluation in accordance with the alternative valuation treatment allowed by IAS 16 have been identified, such as the flat carbon segment of USINOR, and have been restated. In addition, the fixed assets of USINOR, contrary to the fixed assets of ACERALIA and ARBED, have not been revalued to align retroactively the depreciation rates on those of ARCELOR. Only USINOR investments from January 2001 are restated. These restatements should lead to the presentation of the fixed assets of the three former groups on a more consistent basis, since the fixed assets of ACERALIA and ARBED will be fair valued as a result of the accounting treatment of the amalgamation of ACERALIA, ARBED and USINOR, in accordance with IAS 22.

5.2.2 General framework of pro forma consolidated financial information

The unaudited pro forma consolidated financial information set out hereafter includes the profit and loss accounts, the balance sheets and the cash flow statements of ARCELOR (collectively called the "Unaudited Consolidated Pro Forma Financial Data"). The Unaudited Consolidated Pro Forma Financial Data is the combination of unaudited pro forma financial information of ACERALIA, ARBED and USINOR and shows, on a pro forma basis, the effects of the amalgamation of the three former groups resulting in the creation of ARCELOR.

The combined unaudited pro forma profit and loss accounts have been prepared on the assumption that the amalgamation was effective on 1st January, 1999. The combined unaudited pro forma balance sheets have been prepared on the basis that the amalgamation took place as at 31st December, 2001 for the calculation of the negative goodwill. The combined unaudited pro forma cash flow statements have been prepared on the basis that the business combination took place on 1st January, 2000.

The negative goodwill, arising from the amalgamation of ACERALIA, ARBED and USINOR and calculated on the basis of the purchase method, was not adjusted to the fair value of the identifiable acquired assets and liabilities. The necessary adjustments will be taken into consideration in accordance with IAS 22 when the analysis of the fair values of ACERALIA and ARBED is completed. However, based on the present available information, no significant increase of the carrying value of the assets concerned (particularly the tangible assets) is expected.

The fair value of the acquired shares of ACERALIA and ARBED has been determined based on the average fair value of the USINOR shares at the end of the Public Exchange Offer on USINOR being approximately EUR 14. This average has been calculated based on the fair values of the USINOR shares from the opening to the closing date of the Public Exchange Offer on USINOR.

The negative goodwill of EUR 2,040 million has been calculated based on the definitive results of the Public Exchange Offers. The definitive results in respect of ACERALIA and ARBED (including the contribution by Staal Vlaanderen N.V.) excluding treasury shares held by the Group after the Public Exchange Offers other than treasury shares used to acquire the minority interests in ALZ and the shares in ACERALIA and ARBED contributed which gave rise to the issue of such treasury shares, are summarised as follows:

- issue of 100,056,985 shares of ARCELOR in exchange for 75,042,739 shares of ACERALIA;
- issue of 117,997,526 shares of ARCELOR in exchange for 10,976,514 shares of ARBED.

The negative goodwill is amortised over the estimated average useful lives of fixed assets, i.e. over twelve years.

The Unaudited Consolidated Pro Forma Financial Data has been prepared on the basis of the following financial data:

- The audited consolidated accounts of ARBED (ACERALIA being fully integrated in ARBED consolidated accounts) and USINOR for the financial years ended 1999, 2000 and 2001 prepared in accordance with, respectively, accounting principles applicable in Luxembourg and France. These audited consolidated accounts are presented in Appendix I.
- The reconciliation of the financial information between the local principles and the accounting policies of ARCELOR as described in Appendix II.
- The pro forma adjustments as described in section 5.2.3.5.

For the purpose of the consolidated income statement of 1999, the IAS adjustments of USINOR include the accounts of the continuing activities of the Cockerill Sambre group over a 12 months period and IMS operations consolidated under the equity method for 12 months.

The sale of Samitri (during the first half of 2000) and Ros Casares (in the first half of 2001), companies consolidated under the equity method in the ARBED group, have not been subject of restatements.

The Unaudited Consolidated Pro Forma Financial Data does not take into consideration the effect of certain cost reduction measures expected and driven by the combination of the former three groups. Such reductions in costs will eventually arise from various factors and no guarantee can be given that these results can be achieved.

The disposals that have been decided following the negotiations with the European Commission are not taken into consideration in the Unaudited Pro Forma Consolidated Financial Data set out in section 5.2.3. Further information on these disposals is set out in section 8.3 of this Prospectus.

The intent of the Unaudited Consolidated Pro Forma Financial Data is to present the effect of the combination operation on the historical accounting and financial information at the indicated dates. They are not necessarily representative of the financial situation and performance that could have been achieved if the operation had been undertaken at these dates. Such data does not intend to provide an indication of the financial situation, the results of the activities or the cash flow statements of ARCELOR at a future specific date or period. The Unaudited Pro Forma Consolidated Financial Data should be read in conjunction with the comments in section 5.2.3.5, and with the audited consolidated accounts and the unaudited reconciliation of the shareholders' equities and net results of ARBED and USINOR to the ARCELOR accounting policies.

5.2.3 *Pro forma consolidated financial information*

5.2.3.1 *Unaudited pro forma consolidated balance sheet and profit and loss account of ARCELOR as at 31st December, 2001*

Balance sheet

ASSETS	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
NON CURRENT ASSETS					
Intangible assets	(77)	(818)	(26)	(2,040)	(2,961)
Property plant and equipment	7,285	5,079	33	—	12,397
Investments under equity method	442	1,612	(92)	—	1,962
Other investments	281	191	134	—	606
Receivables and other financial assets	427	471	(14)	—	884
Deferred tax assets	250	1,286	—	—	1,536
TOTAL NON CURRENT ASSETS	8,608	7,821	35	(2,040)	14,424
CURRENT ASSETS					
Inventories	3,457	3,229	13	—	6,699
Trade receivables	1,368	1,968	(10)	—	3,326
Other receivables	575	830	157	—	1,562
Cash and cash equivalents	1,007	1,166	4	—	2,177
TOTAL CURRENT ASSETS	6,407	7,193	164	—	13,764
TOTAL ASSETS	**15,015**	**15,014**	**199**	**(2,040)**	**28,188**

SHAREHOLDERS' EQUITY AND LIABILITIES	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
Shareholders' equity	2,447	4,369	2,545	(2,040)	7,321
Minority interests	3,574	66	(2,354)	—	1,286
NON CURRENT LIABILITIES					
Interest bearing liabilities	2,287	2,616	34	—	4,937
Employee benefits	847	1,261	1	—	2,109
Provisions	456	243	9	—	708
Deferred tax liabilities	429	107	5	—	541
Other	182	36	(64)	—	154
TOTAL NON CURRENT LIABILITIES	4,201	4,263	(15)	—	8,449
CURRENT LIABILITIES					
Trade payables	1,518	2,671	(18)	—	4,171
Interest bearing liabilities	2,103	1,579	3	—	3,685
Other amounts payables	1,158	1,521	39	—	2,718
Provisions	14	545	(1)	—	558
TOTAL CURRENT LIABILITIES	4,793	6,316	23	—	11,132
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**15,015**	**15,014**	**199**	**(2,040)**	**28,188**

Profit and Loss Account

PROFIT AND LOSS ACCOUNT	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
Revenue	12,359	15,124	32	—	27,515
GROSS OPERATING INCOME	1,079	266	4	—	1,349
Depreciation and Amortisation	(701)	(1,052)	(4)	170	(1,587)
OPERATING RESULT	378	(786)	—	170	(238)
Net financing costs	(218)	(355)	3	—	(570)
Income from associates	10	12	1	—	23
Result of disposal of associated company	66	—	—	—	66
PROFIT BEFORE TAX	236	(1,129)	4	170	(719)
Income tax	11	323	2	—	336
PROFIT AFTER TAX	247	(806)	6	170	(383)
Minority interests	(163)	52	135	—	24
NET PROFIT GROUP SHARE	**84**	**(754)**	**141**	**170**	**(359)**

5.2.3.2 Unaudited pro forma consolidated balance sheet and profit and loss account of ARCELOR as at 31st December, 2000

Balance sheet

ASSETS	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
NON CURRENT ASSETS					
Intangible assets	(114)	(426)	(312)	(2,040)	(2,892)
Property plant and equipment	7,090	5,379	117	—	12,586
Investments under equity method	406	1,552	(102)	—	1,856
Other investments	388	158	(8)	—	538
Receivables and other financial assets	249	434	17	—	700
Deferred tax assets	250	896	—	—	1,146
TOTAL NON CURRENT ASSETS	8,269	7,994	(288)	(2,040)	13,934
CURRENT ASSETS					
Inventories	3,345	3,752	21	—	7,118
Trade receivables	1,415	2,233	(68)	—	3,580
Other receivables	527	1,229	1	—	1,757
Cash and cash equivalents	1,105	582	5	—	1,692
TOTAL CURRENT ASSETS	6,392	7,796	(41)	—	14,147
TOTAL ASSETS	**14,661**	**15,790**	**(375)**	**(2,040)**	**28,036**

SHAREHOLDERS' EQUITY AND LIABILITIES	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
Shareholders' equity	2,466	4,816	2,908	(2,040)	8,150
Minority interests	3,598	704	(3,236)	—	1,066
NON CURRENT LIABILITIES					
Interest bearing liabilities	2,654	2,531	41	—	5,226
Employee benefits	787	1,008	—	—	1,795
Provisions	339	225	—	—	564
Deferred tax liabilities	412	111	28	—	551
Other	110	—	—	—	110
TOTAL NON CURRENT LIABILITIES	4,302	3,875	69	—	8,246
CURRENT LIABILITIES					
Trade payables	1,581	2,908	(80)	—	4,409
Interest bearing liabilities	1,589	1,526	9	—	3,124
Other amounts payables	1,059	1,512	2	—	2,572
Provisions	66	448	—	—	514
TOTAL CURRENT LIABILITIES	4,295	6,394	(70)	—	10,619
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**14,661**	**15,790**	**(375)**	**(2,040)**	**28,036**

Profit and loss account

PROFIT AND LOSS ACCOUNT	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
Revenue	13,213	15,733	(283)	—	28,663
GROSS OPERATING INCOME	1,785	1,693	9	—	3,487
Depreciation and Amortisation	(683)	(633)	37	170	(1,109)
OPERATING RESULT	1,102	1,060	46	170	2,378
Net financing costs	(246)	(285)	(2)	—	(533)
Income from associates	88	65	5	—	158
Result of disposal of associated company	177	—	—	—	177
PROFIT BEFORE TAX	1,121	840	49	170	2,180
Income tax	(170)	(89)	2	—	(257)
PROFIT AFTER TAX	951	751	51	170	1,923
Minority interests	(462)	(64)	188	—	(338)
NET PROFIT GROUP SHARE	**489**	**687**	**239**	**170**	**1,585**

5.2.3.3 Unaudited pro forma consolidated balance sheet and profit and loss account of ARCELOR as at 31st December, 1999

Balance sheet

ASSETS	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
NON CURRENT ASSETS					
Intangible assets	(153)	(579)	(361)	(2,040)	(3,133)
Property plant and equipment	7,256	5,500	123	—	12,879
Investments under equity method	636	1,425	(101)	—	1,960
Other investments	352	190	10	—	552
Receivables and other financial assets	248	442	—	—	690
Deferred tax assets	352	872	—	—	1,224
TOTAL NON CURRENT ASSETS	8,691	7,850	(329)	(2,040)	14,172
CURRENT ASSETS					
Inventories	2,802	3,131	14	—	5,947
Trade receivables	1,530	1,924	(39)	—	3,415
Other receivables	517	965	1	—	1,483
Cash and cash equivalents	622	932	6	—	1,560
TOTAL CURRENT ASSETS	5,471	6,952	(18)	—	12,405
TOTAL ASSETS	**14,162**	**14,802**	**(347)**	**(2,040)**	**26,577**

SHAREHOLDERS' EQUITY AND LIABILITIES	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
Shareholders' equity	2,033	4,266	2,636	(2,040)	6,895
Minority interests	3,589	423	(3,009)	—	1,003
NON CURRENT LIABILITIES					
Interest bearing liabilities	2,789	2,171	37	—	4,997
Employee benefits	712	897	—	—	1,609
Provisions	302	271	—	—	573
Deferred tax liabilities	448	155	30	—	633
Other	142	—	—	—	142
TOTAL NON CURRENT LIABILITIES	4,393	3,494	67	—	7,954
CURRENT LIABILITIES					
Trade payables	1,370	2,708	(51)	—	4,027
Interest bearing liabilities	1,695	2,124	6	—	3,825
Other amounts payable	1,023	1,293	4	—	2,320
Provisions	59	494	—	—	553
TOTAL CURRENT LIABILITIES	4,147	6,619	(41)	—	10,725
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**14,162**	**14,802**	**(347)**	**(2,040)**	**26,577**

Profit and loss account

PROFIT AND LOSS ACCOUNT	ARBED	USINOR	Consolidation Adjustments	Business combination	ARCELOR TOTAL
			(in millions of euro)		
Revenue	10,652	13,052	(229)	—	23,475
GROSS OPERATING INCOME	956	816	7	—	1,779
Depreciation and Amortisation	(585)	(718)	38	170	(1,095)
OPERATING RESULT	371	98	45	170	684
Net financing costs	(241)	(203)	(1)	—	(445)
Income from associates	82	(28)	3	—	57
PROFIT BEFORE TAX	212	(133)	47	170	296
Income tax	65	(2)	2	—	65
PROFIT AFTER TAX	277	(135)	49	170	361
Minority interests	(176)	(19)	58	—	(137)
NET PROFIT (GROUP SHARE)	**101**	**(154)**	**107**	**170**	**224**

5.2.3.4 Unaudited pro-forma consolidated cash flow statements as of 31st December, 2000 and 2001

	31/12/2001	31/12/2000
	(in millions of euro)	
Cash flow from operating activities	**2,244**	**1,794**
Investment flows		
Acquisition of tangible and intangible assets	(1,690)	(1,668)
Other acquisitions and disposals	(79)	509
Cash flow from investment activities	**(1,769)**	**(1,159)**
Financing flows		
Contribution of shareholders' equity	44	252
Dividends paid	(359)	(244)
Increase/(decrease) in loans or other financing	347	(416)
Others	—	(97)
Cash flow from/(used in) financing activities	**32**	**(505)**
Impact of the exchange rate and other variations	(23)	2
Total increase/decrease of Cash	**484**	**132**
Balance at the beginning of the period	**1,692**	**1,560**
Balance at the end of the period	**2,177**	**1,692**

5.2.3.5 Description of the main pro forma adjustments

5.2.3.5.1 Consolidation adjustments

The "Consolidation adjustments" column includes specific items described hereafter, implied by the consolidation process of the consolidated accounts of ARBED and USINOR.

Adjustment in relation to minority interests in ACERALIA

ARBED fully consolidated ACERALIA with 30% group interest and 70% minority interests. Following the ARCELOR business combination, the shares held by ARBED and most minority interests in ACERALIA were converted in ARCELOR Shares, resulting in ARCELOR holding 95.03% of ACERALIA, and the minority interests being reduced to 4.97%.

Treatment of common shareholdings

ARBED (through ACERALIA) and USINOR hold respectively 25% and 75% of the share capital of Solmed Galvanizados SL. This company is accounted for under the equity method by ARBED and is fully consolidated by USINOR. The ARCELOR Group now holds 100% of the shares of Solmed Galvanizados SL which is now fully consolidated. Adjustments are posted to eliminate the impact of the equity method by ARBED and correct the minority interests.

ARBED (through ACERALIA) and USINOR hold respectively 51% and 49% of the share capital of Sidmed (Siderurgica del Mediterraneo S.A.). This company is accounted for under the equity method by USINOR and is fully consolidated by ARBED. The ARCELOR Group now holds 100% of the shares of Sidmed (Siderurgica del Mediterraneo S.A.) which is now fully consolidated. Adjustments are posted to eliminate the impact of the equity method by USINOR and correct the minority interests.

ARBED (through ACERALIA) and USINOR hold respectively 51% and 24.5% of the share capital of Galmed (Galvanizaciones del Mediterraneo S.A.). This company is accounted for under the equity method by USINOR and is fully consolidated by ARBED. The ARCELOR Group now holds 75.5% of the shares of Galmed (Galvanizaciones del Mediterraneo S.A.) which is now fully consolidated. Adjustments are posted to eliminate the impact of the equity method by USINOR and correct the minority interests.

Segal S.c.à r.l is accounted for under the equity method at 33.33% by ARBED and 33.33% by USINOR. The ARCELOR Group now holds 66.66% of the share capital of that company which is now fully

consolidated. Adjustments are posted to eliminate the impact of the equity method by ARBED and USINOR and to reflect full consolidation.

Galvalange S.à r.l., 50% held by Sidmar and 50% by USINOR, is accounted for under the equity method by ARBED and is proportionally consolidated by USINOR. The ARCELOR Group holds 100% of the share capital of this company which is now fully consolidated. Adjustments are posted to eliminate the impact of the equity and proportional methods and to reflect the consolidation under the full method.

An increase in the shareholding percentage held by the ARCELOR Group has occurred in respect of Carlam, Gonvarri Group subsidiaries that are common to ARBED and USINOR, as well as the Dillinger Hütte Saarstahl Group, without any change in the consolidation method used.

Adjustments related to the additional shareholding in Sidmar N.V. and ALZ N.V.

The acquisition of the 27.8% Sidmar N.V. shares and the 12.62% ALZ N.V. shares held by Staal Vlaanderen N.V. results in a EUR 786 million decrease in the minority interests, a EUR 291 million increase in the net equity (group share) and a EUR 495 million increase in the negative goodwill value. The negative goodwill and the increase in the net equity (group share) have been calculated using the USINOR share unit market value at the date of the respective transactions.

Elimination of intra-groups transactions

Adjustments have been posted in the Unaudited Consolidated Pro-Forma Financial Data in order to eliminate the intra-groups transactions and balances between the ARBED and USINOR Groups.

5.2.3.5.2 Business combination

The EUR 2,040 million negative goodwill, resulting from the combination and treated according to the purchase method as described in section 5.2.2 above, has been calculated as at 31 December 2001 and maintained at the same amount for all of the prior periods.

This negative goodwill is amortised on a straight-line basis for a total EUR 170 million amount per year.

The negative goodwill shown in the column "Business Combination" is adjusted regarding residual negative goodwill included in ARBED's accounts and also restated as far as cross shareholdings are concerned. This negative goodwill also includes acquisition differences resulting from the adjustments made in respect to common shareholdings and the additional shareholdings acquired in Sidmar N.V. and ALZ N.V.

5.2.3.5.3 Additional information

The Unaudited Consolidated Pro-Forma Financial Data has been prepared in accordance with ARCELOR accounting policies leading to reclassifications and adjustments in comparison with the local accounting principles applied by ARBED and USINOR.

Regarding the balance sheet, the main reclassifications and adjustments relate to:

- Negative goodwills, which are shown as a decreasing part of intangible assets.
- In accordance with the provisions of IAS 39, securitised non trade receivables of the USINOR subsidiary SODISID are not derecognised and are included in the lines "Receivable and other financial assets" and "Non current-Interest bearing liabilities".
- The bonds redeemable in priority shares (TSAR) held by USINOR are included in "Non current-Interest bearing liabilities".

Regarding the profit and loss account, the major reclassifications relate to the following items:

- The line "Amortisation and depreciation" includes all the fixed assets amortisation and depreciation accounted for over the period. This line accordingly includes the amortisation of positive and negative goodwill, as well as assets impairments according to IAS 36.

- The operating result also comprises exceptional items. Only extraordinary items are presented on a separate line of the profit and loss account. Under the definition provided under IAS, the Group believes that no events or transactions occurred that would be considered as extraordinary items.
- The result regarding the sale of associated companies as at 31st December, 2001 mainly comprises the result of the Ros Casares Group sale; as at 31st December, 2000, it mainly comprises the result of the Samitri mining company sale.

5.2.4 Auditor's Report

To the attention of the Board of Directors of ARCELOR

Sirs,

REPORT OF THE REVISEURS D'ENTREPRISES ON THE UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL DATA PREPARED FOR THE ADMISSION TO LISTING ON THE LUXEMBOURG STOCK EXCHANGE OF THE BONDS DUE 2017 CONVERTIBLE AND / OR EXCHANGEABLE INTO NEW AND / OR EXISTING SHARES OF ARCELOR AND THE NEW ARCELOR SHARES AND THE NEW ARCELOR O.C.E.A.N.E. 2005 AND 2006 TO BE ISSUED AS A RESULT OF THE OPRE ON USINOR AND THE NEW ARCELOR SHARES THAT MAY BE ISSUED AS A RESULT OF THE CONVERSION OF O.C.E.A.N.E. ARCELOR (the "Securities").

Following your request, we have undertaken certain agreed upon procedures as described hereafter on the Unaudited Consolidated Pro forma Profit and Loss Accounts of ARCELOR for the years ended 31 December 1999, 2000 and 2001, on the Unaudited Consolidated Pro forma Balance Sheets of ARCELOR as at 31 December 1999, 2000 and 2001 and on the Unaudited Consolidated Pro Forma Cash Flow Statements of ARCELOR as at 31 December 2000 and 2001 (the "**Unaudited Consolidated Pro Forma Financial Data**"), as presented in the paragraph 5.2.3 of the Prospectus prepared in connection with the admission to listing of the Securities (the "Prospectus").

The Unaudited Consolidated Pro Forma Financial Data has been prepared under the responsibility of the Board of Directors of ARCELOR from the following information:

1. The Unaudited Consolidated Pro Forma Financial Data of ARCELOR for the years ended 31 December 1999 and 2000

   The Unaudited Consolidated Pro forma Profit and Loss Accounts of ARCELOR for the years ended 31 December 1999 and 2000, the Unaudited Consolidated Pro forma Balance Sheets of ARCELOR as at 31 December 1999 and 2000 as well as the Unaudited Consolidated Pro Forma Cash Flow Statements of ARCELOR as at 31 December 2000 have been subject to a report from KPMG Audit, Luxembourg, and Arthur Andersen, Luxembourg, enclosed in the Prospectus issued on 19 December 2001 for the admission to listing on the Luxembourg Stock Exchange. These data have been updated based on the definitive results of the exchange offers.

2. The Unaudited Consolidated Pro Forma Financial Data of ARCELOR for the year ended 31 December 2001

   2.1 USINOR's consolidated financial information

   2.1.1 USINOR's audited consolidated financial statements for the year ended 31 December 2001 prepared in accordance with French General Accepted Accounting Principles.

   The consolidated financial statements for the year ended 31 December 2001 of USINOR have been subject to an audit by Barbier Frinault & Cie and Deloitte & Touche, France, in accordance with professional standards applicable in France. These standards require procedures to be carried out to ensure that there is a reasonable assurance that these financial statements do not contain significant misstatements. This audit has lead Barbier Frinault & Cie and Deloitte & Touche, France, to provide an unqualified opinion, dated 17 April 2002 on these financial statements.

2.1.2 Unaudited reconciliation of net consolidated shareholders' equity and results as at 31 December 2001 of USINOR prepared in accordance with local accounting policies and in accordance with the accounting policies adopted by the Board of Directors of ARCELOR.

This reconciliation has been subject to a report by Barbier Frinault & Cie presented in paragraph II.2.3.4 in Appendix II.

2.2 ARBED's consolidated financial information

2.2.1 ARBED's audited consolidated financial statements for the year ended December 31, 2001 prepared in accordance with Luxembourg General Accepted Accounting Principles.

We have audited ARBED's Consolidated Financial Statements for the year ended 31 December 2001 prepared in accordance with Luxembourg General Accepted Accounting Principles. These standards require procedures to be carried out to ensure that there is a reasonable assurance that these financial statements do not contain significant misstatements. In our audit report, dated 22 March 2002, we have issued an unqualified opinion on these financial statements.

2.2.2 Unaudited reconciliation of net consolidated shareholders' equity and results as at 31 December 2001 of ARBED prepared in accordance with local accounting policies and in accordance with the accounting policies adopted by the Board of Directors of ARCELOR.

This reconciliation has been subject to our report presented in paragraph II.2.2.4 in Appendix II.

The Unaudited Consolidated Pro Forma Financial Data aims at translating the effect on historical financial data of a given transaction or event at a date prior to the actual or the reasonably envisaged occurrence of the event. It may however not necessarily reflect the financial position or performance that could have been considered, had the transaction or event occurred at a date prior to the actual or envisaged event.

The following agreed upon procedures have been undertaken:

1.1 Agreed upon procedures relating to USINOR for the year ended 31 December 2001

- Reading the report prepared by Barbier Frinault & Cie. on the unaudited reconciliation of net consolidated shareholders' equity and results as at 31 December 2001 of USINOR prepared in accordance with local accounting policies and in accordance with the accounting policies adopted by the Board of Directors of ARCELOR.

1.2 Agreed upon procedures relating to ARBED for the year ended 31 December 2001

- Checking of the consistency of the accounting policies and the basis of estimates of ARBED to those used by ARCELOR as described in sections 5.2.1 and 5.2.2 of the Prospectus, as well as in Appendix II, paragraph II.1.
- Verification of the financial impact of the different accounting policies and basis of estimates between ARBED and ARCELOR.

1.3 Agreed upon procedures relating to the Unaudited Consolidated Pro Forma Financial Data for the year ended 31 December 2001

- Understanding of the assumptions, accounting policies and the basis of estimates adopted by the Board of Directors of ARCELOR used for preparing the Unaudited Consolidated Pro Forma Financial Data.

- Verification that the financial impacts of these assumptions, basis of estimates and accounting policies are in accordance with those described in sections 5.2.1 and 5.2.2, as well as in Appendix II, paragraph II.1.

1.4 Agreed upon procedures relating to the Unaudited Consolidated Pro Forma Financial Data for the years ended 31 December 1999 and 2000

- Based on the report from KPMG Audit, Luxembourg, and Arthur Andersen, Luxembourg, enclosed in the Prospectus for the admission to listing on the Luxembourg Stock Exchanges issued on 19 December 2001, verification that the financial impact of the definitive results of the exchange offers has been correctly reflected in the revised data.

Our procedures were based on the understanding of the financial data and other information made available to us by the management of ARCELOR and aimed at assessing its global consistency, reasonableness and relevance.

Based on our procedures, we report our findings below:

- The assumption and accounting policies used for the preparation of the Unaudited Consolidated Pro Forma Financial Data are in accordance with the accounting policies and basis of estimates adopted by the Board of Directors of ARCELOR as described in sections 5.2.1 and 5.2.2, as well as in Appendix II, paragraph II.1.
- The Unaudited Consolidated Pro Forma Financial Data of ARCELOR for the years ended 31 December 1999, 2000 and 2001 appears to us to be generally consistent, reasonable and relevant.

The agreed upon procedures described above relating to the Unaudited Consolidated Pro forma Financial Data of ARCELOR for the years ended 31 December 1999, 2000 and 2001 are neither an audit nor a review in accordance with generally accepted auditing standards adopted on as international level such as defined by the International Standards on Auditing (ISA) and therefore we express no opinion on the Unaudited Consolidated Pro Forma Financial Data of ARCELOR for the years ended 31 December 1999, 2000 and 2001.

This report has been prepared in connection with the issue by ARCELOR of the Securities and their admission to listing on the Luxembourg Stock Exchange. It cannot be used for any other purpose.

Luxembourg, 27th June 2002

KPMG Audit
Réviseur d'Entreprises

Eric Damotte

5.3 Unaudited pro forma consolidated segmented financial information

5.3.1 Information according to business segment

(figures in millions of euro, excepting workforce figures, the latter representing an average over the period)

31 December 2001	Flat carbon steel products	Long carbon steel products	Stainless steel products	Distribution, Trading, Transformation	Other activities	Eliminations	Total
Sales	13,572	3,963	4,240	9,541	1,251	(5,052)	27,515
Gross operating result	570	595	(53)	292	(31)	(24)	1,349
Operating result	(67)	367	(677)	186	(24)	(23)	(238)
Acquisition of tangible assets	917	255	169	158	176	—	1,675
Workforce	54,736	17,899	15,346	16,006	4,357	—	108,344

31 December 2000	Flat carbon steel products	Long carbon steel products	Stainless steel products	Distribution, Trading, Transformation	Other activities	Eliminations	Total
Sales	13,621	4,231	4,611	10,445	721	(4,966)	28,663
Gross operating result	1,960	729	409	462	(17)	(56)	3,487
Operating result	1,343	468	199	384	40	(56)	2,378
Acquisition of tangible assets	944	244	200	178	79	—	1,645
Workforce	52,295	18,929	15,568	19,023	3,908	—	109,723

31 December 1999	Flat carbon steel products	Long carbon steel products	Stainless steel products	Distribution, Trading, Transformation	Other activities	Eliminations	Total
Sales	11,614	3,608	3,512	8,084	524	(3,867)	23,475
Gross operating result	826	459	83	413	24	(26)	1,779
Operating result	273	265	(208)	365	15	(26)	684
Acquisition of tangible assets	1,007	385	173	144	91	—	1,800
Workforce	53,069	21,299	15,993	16,024	3,360	—	109,745

Information according to geographical area

(figures in millions of euro, excepting workforce figures, the latter representing an average over the period)

31 December 2001	UE (15)	North America	South America	Other	Total
Sales	20,354	3,305	1,230	2,626	27,515
Gross operating result	1,148	(50)	256	(5)	1,349
Operating result	(24)	(303)	154	(65)	(238)
Acquisition of tangible assets	1,407	103	143	22	1,675
Workforce	96,610	3,222	7,354	1,158	108,344

31 December 2000	UE (15)	North America	South America	Other	Total
Sales	20,583	4,020	1,358	2,702	28,663
Gross operating result	3,025	142	333	(13)	3,487
Operating result	2,134	75	212	(43)	2,378
Acquisition of tangible assets	1,454	64	99	28	1,645
Workforce	97,403	3,479	7,909	932	109,723

31 December 1999	UE (15)	North America	South America	Other	Total
Sales	17,654	3,078	852	1,891	23,475
Gross operating result	1,630	32	194	(77)	1,779
Operating result	740	(16)	85	(125)	684
Acquisition of tangible assets	1,528	44	215	13	1,800
Workforce	96,039	3,582	9,483	641	109,745

***Comparison between 2001 and 2000** (all monetary amounts are in euro)*

(a) Sales

In a market showing signs of weakness and characterised by a fall in the selling prices of iron and steel products, the ARCELOR Group achieved consolidated sales of EUR 27,515 million in 2001, a decrease of 4.0%, or 1,151 million, compared with 2000.

In geographical terms, the ARCELOR Group achieved 74.0% of its sales in European Union countries (71.8% in 2000). The North American continent (United States and Canada) contributed 12.0% to the sales of the Group (14.0% in 2000). This distribution trend is attributed to the fall in apparent steel consumption in the European markets and the sharp downturn in the US demand for steel following a marked decline in industrial production.

Sales in the flat carbon steel products sector decreased by 0.4% from 13,621 million in 2000 to 13,572 million in 2001.

In 2001, sales in the long carbon steel products sector amounted to 3,963 million compared with 4,231 million for the previous year, representing a fall of 6.3%, notwithstanding price rises on some products and a concentration on high added value products (sheet piling).

As a result of the reduction in selling prices, sales in the stainless steel products sector fell by 8.0% i.e. 371 million, to 4,240 million, compared with 4,611 million the previous year.

In the difficult economic environment during the year 2001, the distribution, trading and transformation sector recorded a drop in sales of 8.7% from 10,445 million in 2000 to 9,541 million in 2001.

Sales for other activities amounted to 1,251 million in 2001, compared with 721 million in 2000.

(b) Gross operating result

In 2001, the ARCELOR Group achieved a gross operating result of 1,349 million, a fall of 2,138 million compared with the figure of 3,487 million achieved in 2000. The gross operating result represents 4.9% of

sales, compared with 12.2% the previous year. This fall in the gross operating result is essentially due to lower selling prices for flat carbon steel and stainless steel products, the worldwide decline in apparent demand and a sharp rise in the cost of materials. Production stoppages (intentional work stoppages, strikes) also contributed to this reduction.

(c) Operating result

After a depreciation charge of 1,577 million, compared with 1,109 million in 2000, the operating result of the ARCELOR Group amounts to a loss of 238 million compared with a profit of 2,378 million the previous year, a fall of 2,616 million. The operating result represents (–0.9)%, compared with 8.3% the previous year.

The operating result for the flat carbon steel products sector amounted to (–67) million compared with 1,343 million, a fall of 1,410 million. In the long carbon steel products sector, the operating result resisted relatively well at 367 million, compared with 468 million the previous year. The stainless steel products sector contributed negatively to the consolidated operating result, amounting to (–677) million in 2001 compared with 199 million in 2000. After an excellent performance in 2000, the operating result for the distribution, trading and transformation sector fell by 198 million from 384 million in 2000 to 186 million in 2001.

(d) Acquisition of tangible assets

In 2001, the ARCELOR Group invested around 1,675 million in tangible assets, more than half of which (917 million) related to the flat carbon steel products sector. In the long carbon steel products sector, capital expenditure amounted to 255 million. The three remaining sectors, i.e. stainless steel, distribution, transformation and other activities, received equal shares of the remaining capital expenditure, amounting to 503 million.

(e) Workforce

In 2001, the ARCELOR Group employed an average of 108,344 people almost half of whom, 54,736, were employed in the flat steel products sector alone. In terms of geographical area, the ARCELOR Group employed an average of 96,610 people in European Union countries 7,354 people in South America, 3,222 in North America and 1,158 people in the rest of the world.

***Comparison between 2000 and 1999** (all monetary amounts are in euro)*

(a) Sales

In an environment favourable to European iron and steel companies, characterised by increased demand and significantly higher selling prices compared with the floor prices achieved in 1999, the ARCELOR Group achieved sales amounting to 28,663 million, a sharp rise compared with the figure of 23,475 million in 1999. 71.8% of sales in the ARCELOR Group related to European Union destinations (75.2% as at 31 December 1999). The North American market represented 14.0% of total Group sales, compared with 13.1% the previous year.

Sales in the flat carbon steel products sector rose by 17.3% from 11,614 million in 1999 to 13,621 million at the end of December 2000. In accordance with the general situation in the iron and steel sector, this increase is attributable to a rise in the volume of exports and an increase in the prices of flat carbon steel products.

At the end of December 2000, sales in the long carbon steel products sector amounted to 4,231 million compared with 3,608 million the previous year, again representing a rise of 17.3%.

Sales in the stainless steel products sector also rose by 31.3%, from 4,611 million compared with 3,512 million the previous year. This increase is principally attributable to a rise in the price of stainless steel goods.

In this favourable economic environment, the distribution, trading and transformation sector also recorded a rise in sales from 8,084 million as at 31st December, 1999 to 10,445 million at the end of 2000, a rise of 2,361 million.

Sales in the sector relating to other activities amounted to 721 million at the end of 2000, compared with 524 million in 1999.

(b) Gross operating result

The gross operating result amounted to 3,487 million, i.e. 12.2% of the consolidated sales figure for 2000, compared with 1,779 million in 1999, representing 7.6% of consolidated sales. This increase in the gross operating result is essentially due to a rise in selling prices and cost-cutting measures. In terms of geographical area, the distribution of the gross operating result is as follows : 3,025 million was generated by the operations of companies within the group belonging to the European Union (86.8% of the consolidated gross operating result), 333 million in South America (9.5%), 142 million in North America and approximately (-13) million in other countries of the world.

(c) Operating result

After an allocation for depreciation of 1,109 million, compared with 1,095 million in 1999, the operating result for the ARCELOR Group amounted to 2,378 million as at 31st December, 2000, compared with 684 million in 1999, a rise of 1,694 million. The operating result represented 8.3% of sales, compared with 2.9% the previous year.

At the end of 2000, the operating result for the flat carbon steel products sectors amounted to 1,343 million, compared with 273 million in 1999, a rise of 1,070 million. In the long carbon steel products sector, the operating result also rose to 468 million, compared with 265 million the previous year. The stainless steel products sector rallied, with a positive operating result of 199 million, compared with a loss of 208 million in 1999. The operating result for the distribution, trading and transformation sector remained virtually unaltered, increasing slightly from 365 million to 384 million as at 31st December, 2000. The sector relating to other activities saw an increase in its operating result from 15 million in 1999 to 40 million at the end of 2000.

(d) Acquisition of tangible assets

At the end of 2000, the investments in tangible assets of the ARCELOR Group amounted to 1,645 million, compared with 1,800 for the previous year. 944 million (i.e. 57.4%) was invested in the flat carbon steel products sector alone, whereas the long carbon and stainless steel products sector contributed 244 million (14.8%) and 200 million (12.2%) respectively. In the remaining sectors, that is, the distribution, trading and transformation sector and the sector relating to other activities, capital expenditure amounted to 257 million, or 15.6%.

(e) Workforce

In 2000 the ARCELOR Group employed an average of 109,723 people, compared with 109,745 in 1999. In terms of geographical area, the ARCELOR Group employed on average 97,403 people in European Union countries 7,909 in South America, 3,479 in North America and 932 in the rest of the world. The reduction in the workforce in South America (1,574), resulting from the disposal of the mining sector in Brazil, should be noted.

5.3.2 Comments on unaudited pro forma consolidated segmented financial information

Composition of sectors of activity

The ARCELOR Group is divided into 4 sectors of activity: flat carbon steel products, long carbon steel products, stainless steel products, the distribution, trading and transformation sector and the other activities sector.

(a) The flat carbon steel products sector is composed of the following principal entities:

- Spain: Aceralia Corporación Siderúrgica, ACB, Galmed, Sidmed, Solmed, Gonvarri and Gestamp;
- France: Sollac Méditerranée, Sollac Atlantique, Sollac Lorraine, Usinor Auto;
- Belgium: Sidmar and Cockerill Sambre;
- Germany: STAHLwerke Bremen, Eko-Stahl;

(b) The long carbon steel products sector includes the long product activities sector with operations in Spain, France, Luxembourg, Germany and Brazil: Aceralia Largos Perfiles, Aceralia Largos Veriña, Aceralia Largos Redondos, ProfilARBED, TrefilARBED, Stahlwerk Thüringen and the sub-group Belgo-Mineira;

(c) The stainless steel products sector, with entities principally located in Belgium, France, North America, Brazil and Thailand, is composed by the following sub-groups : ALZ, Ugine, Industeel, J&L, Acesita and Thainox;

(d) The distribution, trading and transformation sector includes the following operations:

- Distribution : ProfilARBED Distribution, PUM and Velasco;
- Trading: ARBED Americas, TradeARBED and Maison Mathieu;
- Transformation, packaging and construction (Aceralia Transformados, Usinor Packaging, Haironville) supplemented by the tube segment;

(e) Other activities of the group are related essentially to holding companies, engineering companies (Cockerill Mechanical Industries, Paul WURTH), copper sheet manufacturing companies (Circuit Foil Luxembourg Trading), the Dillinger Hütte Saarstahl Group, primarily engaged in the production of reversing-mill plate, and various financial investment companies.

5.4 *Information in relation to ARCELOR main subsidiaries as at 31st December, 2001*

The list reproduced below does not include all companies in the ARCELOR Group. The table is intended to present information on the 25 leading Companies (or subgroups). In principle, these companies or subgroups individually achieve over 10% of consolidated sales or are significant from an operational point of view.

Name of the Company	Registered Office	Sector of Activity	% of interest	% of control	Currency	Capital*	Reserves*	Result of the year*	Dividend paid*
Aceralia Corp. Siderurgica S.A. .	Asturias (E)	Flat carbon	94.76	95.03	EUR	751.2	1,501.1	121.5	67.6
Aceralia Perfiles Subgroup	Madrid (E)	Long carbon	94.76	100.00	EUR	257.7	3.4	77.0	99.4
Aceralia Redondos Subgroup . .	Azpeita (E)	Long carbon	94.76	100.00	EUR	175.5	70.5	36.0	12.0
Aceralia Transformados S.A. . .	Pamplona (E)	Transformation	94.76	100.00	EUR	51.1	118.4	24.1	0.0
Aceria Compacta de Bizcaia S.A.	Bilbao (E)	Flat carbon	94.76	100.00	EUR	105.2	71.9	5.1	0.0
ALZ N.V.	Genk (B)	Stainless	98.97	100.00	EUR	189.3	74.6	(74.4)	0.0
Arbed Americas (consolidated) .	New York (USA)	Distribution & Trading	98.15	100.00	USD	5.9	92.7	(26.8)	0.0
Arbed S.A.	Luxembourg (L)	Holding	99.43	99.43	EUR	495.5	1,028.2	115.8	64.2
Belgo Mineira (consolidated) . .	Belo Horizonte (BR)	Long carbon	53.27	58.80	REAIS	765.4	1,123.8	193.5	76.9
Cockerill Sambre S.A.	Ougrée (B)	Flat carbon	97.58	100.00	EUR	658.0	686.9	64.5	19.7
Eko Stahl GmbH	Eisenhüttenstadt (D)	Flat carbon	97.48	99.90	EUR	178.0	270.7	28.5	0.0
J&L Speciality Steel Inc	Coraopolis (USA)	Stainless	97.58	100.00	USD	424.9	(94.9)	(49.3)	0.0
Laminados Velasco subgroup . .	Bilbao (E)	Distribution & Trading	63.49	67.00	EUR	15.3	77.8	7.8	6.3
ProfilArbed S.A.	Luxembourg (L)	Long carbon	99.43	100.00	EUR	347.8	55.8	40.8	0.0
Pum S.A.	Reims (F)	Distribution & Trading	97.57	99.98	EUR	53.7	166.6	27.3	0.0
Sidcenter N.V.	Gent (B)	Coordination center	87.23	100.00	EUR	850.5	26.2	58.4	86.3
Sidmar N.V.	Gent (B)	Flat carbon	98.98	99.54	EUR	292.2	958.9	(107.9)	18.0
Sollac Atlantique S.A.	Nanterre (F)	Flat carbon	97.56	99.99	EUR	202.8	535.9	(19.4)	0.0
Sollac Lorraine S.A.	Nanterre (F)	Flat carbon	97.56	99.99	EUR	100.3	231.9	10.0	0.0
Sollac Méditérannée S.A.	Nanterre (F)	Flat carbon	97.56	99.99	EUR	151.2	411.0	(0.8)	0.0
Stahlwerk Thüringen GmbH . . .	Unterwellenborn (D)	Long carbon	99.43	100.00	EUR	7.7	10.7	0.0	0.0
Stalhwerke Bremen GmbH. . . .	Bremen (D)	Flat carbon	68.95	69.69	EUR	270.0	119.6	(54.7)	0.0
TradeArbed S.A.	Luxembourg (L)	Distribution & Trading	98.15	100.00	EUR	22.0	67.0	(22.0)	1.0
Ugine S.A.	Nanterre (F)	Stainless	97.59	99.99	EUR	355.0	48.2	(67.1)	0.0
Usinor S.A.	Nanterre (F)	Holding	97.59	97.59	EUR	767.7	2,252.7	(822.9)	0.0

* Figures are presented individually for each major subsidiary (except for the Belgo Mineira and Arbed Americas subgroups which publish consolidated accounts), expressed in millions of the currency in which the capital is denominated, in accordance with local accounting principles and before inclusion of the result of the year.

CHAPTER 6 INFORMATION CONCERNING THE BOARD OF DIRECTORS AND MANAGEMENT BOARD OF ARCELOR

6.1 Board of directors

6.1.1 Overview

The board of directors has the widest administrative and management powers in ARCELOR. All powers which are not expressly reserved, by law or the articles of association, to the general meeting of the shareholders are within the competence of the board of directors.

The articles of association provide that the board of directors is composed of a minimum of three directors. Directors need not be shareholders of ARCELOR.

The directors are elected by the shareholders at the annual general meeting of the shareholders or at any other shareholders' general meeting for a period which ends at the close of the fifth annual general meeting following the date of their appointment.

A director may be removed from office at any time for any reason whatsoever by the shareholders in general meeting.

In the event that the post of a director becomes vacant, the remaining directors may, by a majority of votes validly cast, elect a director who will temporarily exercise the functions of director until the next general meeting of the shareholders.

The board of directors appoints from amongst its members one or several chairmen and may choose one or several vice-chairmen.

The current chairman of the board of directors is Mr Joseph Kinsch. Notwithstanding the term of office determined in the articles of association, Mr Joseph Kinsch will resign as chairman and member of the board of directors of ARCELOR at the ordinary general meeting of the shareholders called to approve the accounts of the financial year 2003.

The board of directors may delegate its powers with respect to the day-to-day management of ARCELOR's business and to the representation of ARCELOR for the purposes of conducting such business, to one or several managing directors, officers or other agents who may together constitute a management board. The board of directors may also delegate special powers and confer special duties on any other person.

6.1.2 Composition of the board of directors

Chairman:

Mr Joseph Kinsch.

Vice-chairman:

Mr José Rámon Álvarez Rendueles, independent director.

Directors:

HRH Prince Guillaume of Luxembourg, independent director;

Mr Daniel Bouton, chairman and chief executive of Société Générale, independent director;

Mr John Castegnaro, employee representative;

Mr Hedwig De Koker, chairman of the board of directors of Vancaen PLC;

Mr Francisco Javier de la Riva Garriga, executive vice-president of Fertiberia S.A., independent director;

Mr Jean-Yves Durance, président du directoire of MARSH France, independent director;

Mr Ignacio Fernández Toxo, employee representative;

Corporación JMAC B.V., represented by Mr Ramón Hermosilla Martín;

Mr Jean-Pierre Hansen, administrateur délégué of Tractebel S.A.;

Mr Ulrich Hartmann, chief executive officer of E.ON AG, independent director;

Mr Jean Lapeyre, employee representative;

Mr Daniel Melin, EMADYS consultant, independent director;

Mr Georges Schmit, chairman of Société Nationale de Crédit et d'Investissement;

Mr Sergio Silva de Freitas, senior vice-chairman and director of Banco Itaú (Brasil), independent director; and

Mr Fernand Wagner.

The board members can be contacted at ARCELOR's registered office.

Mr Paul Junck, secretary general, has been appointed as secretary of the Board of Directors.

6.1.3 Corporate governance-Board committees

Corporate Governance

ARCELOR follows corporate governance principles aimed at keeping shareholders informed and ensuring market transparency and an optimal operation of the Group.

Without prejudice to its legal duties, the board of directors, based on a proposal of the chairman of the management board, determines the strategic objectives and the business plan of ARCELOR and the Group, adopts the means to achieve these objectives, supervises the implementation of the business plan and the monitoring of ARCELOR and the Group and reports to the shareholders. The board of directors approves any significant investment and all strategic operations.

The board of directors of ARCELOR has approved internal rules which regulate the organisation of the board of directors and set out the duties of the board of directors, the chairman of the board of directors, the audit committee, the appointments and remuneration committee and the chairman and members of the management board, as well as the regulations concerning the representation of the Company. The internal rules fix the maximum age for being a member of the ARCELOR board of directors at 70 years within the conditions of the relevant rules.

The board of directors has set up an audit committee and an appointments and remuneration committee.

Audit committee

The role of the audit committee will be, in particular, to assist the board in supervising the Company and the Group. It will also review the annual, half-yearly and quarterly, non-consolidated and consolidated accounts, and will advise on the accounting principles and rules as well the evaluation methods used by the Company in order to prepare the above-mentioned accounts.

The remuneration of the members of the audit committee will be EUR 3,000 for each member and EUR 4,500 for the chairman, per meeting.

The audit committee is chaired by Mr José Rámon Álvarez Rendueles. Messrs Jean-Yves Durance, Hedwig De Koker and Georges Schmit are members.

Appointments and remuneration committee

The main role of the appointments and remuneration committee will be to propose to the board the remuneration policy for the members of the management board. Its role will also consist in making proposals to the board of directors in respect of appointments to the board of directors or to the management board.

The remuneration of the members of the appointments and remuneration committee will be EUR 3,000 for each member and EUR 4,500 for the chairman, per meeting.

The chairman of the appointments and remuneration committee is Mr Joseph Kinsch. Mr José Rámon Álvarez Rendueles and Mr Jean-Pierre Hansen are members.

6.2 Management board

The board of directors has appointed a management board and delegated day-to-day management powers of ARCELOR to the management board which is also responsible for implementing the decisions of the board of directors.

The management board consists of the following individuals:

Mr Guy Dollé, chief executive officer and chairman of the management board;

Mr Jacques Chabanier, senior executive vice-president—purchasing, R&D, IT, e-commerce, Nippon Steel Corporation Alliance;

Mr Jean-Yves Gilet, senior executive vice-president—stainless steel;

Mr Robert Hudry, senior executive vice-president—distribution-transformation-trading;

Mr Roland Junck, senior executive vice-president—long carbon steel

Mr Paul Matthys, senior executive vice-president—strategic orientation and planning, mergers and acquisitions, synergies;

Mr Guillermo Ulacia Arnaiz, senior executive vice-president—flat carbon steel; and

Mr Michel Wurth, senior executive vice-president—finance, management by objectives.

6.3 Officers' and directors' interests

6.3.1 Directors' and corporate officers' remuneration

No remuneration has been or will be paid by ARCELOR in respect of 2001 to the current or prospective directors of ARCELOR or to the members of ARCELOR's management board.

Remuneration will be paid to the members of the board of directors for their duties with effect from 2002 and for the first time at the annual general meeting of the shareholders held in 2003. This remuneration will, as shall be decided by the annual general meeting of the shareholders, be deducted from the net profit of ARCELOR after allocation to the legal reserve fund (*réserve légale*) (see section 3.1.8). This amount may be no less than EUR 1 million. The internal rules provide that such amount may not exceed EUR 2 million. In the event of insufficient profit, the EUR 1 million will be charged in whole or in part to expenses.

The general meeting of the shareholders can also allocate a fixed remuneration and attendance fees to the directors which will be charged to expenses.

The board of directors can decide to allot additional remuneration to the directors responsible for special duties or assignments. This remuneration is also charged to expenses.

In 2001, as regards remuneration and, as the case may be, benefits in kind and profit-sharing:

- ACERALIA paid EUR 3,483,000 to its directors and members of its management;
- ARBED paid EUR 3,872,000 to its directors and members of its management; and
- USINOR paid EUR 3,201,000 to its directors and members of its management.

6.3.2 Options granted to the directors and to the key executives in respect of ARCELOR's Shares

There is currently no share option scheme of ARCELOR in favour of its directors or in favour of the members of the management board.

In respect of the financial year 2001, certain directors and members of the management board, in connection with their responsibilities in ACERALIA, ARBED or USINOR were allotted by ARBED a total of 28,049 ARCELOR Shares.

6.3.3 Directors' interests in ARCELOR

The directors and the members of the management board of ARCELOR hold a total of 22,229,363 Shares in ARCELOR.

6.3.4 Transactions entered into with the directors and executives

None of the directors or members of the management board of ARCELOR has been involved in any transaction carried out by ARCELOR outside of the ordinary course of its business during the current and the previous financial years.

6.3.5 Loans and guarantees granted in favour of directors and executives

None of the directors of ARCELOR and no member of the general management of ARCELOR have been granted a loan from ARCELOR and ARCELOR has not granted any guarantee in their favour.

6.4 Employee profit-sharing scheme

At present there is no employee profit-sharing scheme. ARCELOR does however envisage implementing an employee profit-sharing scheme over the next few years.

ACERALIA and ARBED do not have any employee profit-sharing or share ownership scheme.

With respect to USINOR, the general meeting of shareholders held on 30th May, 2000 authorised the board of directors to increase the share capital by the issue of new shares reserved exclusively for the employees of the USINOR group, either through direct share ownership or through a mutual fund (*fonds commun de placement*) or through another structure or entity (as the case may be through a company savings scheme (*plan d'épargne d'entreprise*)). Pursuant to this authorisation, which is valid for a period of five years, 7,296,616 new USINOR shares of EUR 9.77 each, i.e., a total subscription value of EUR 71,287,938.32, have been issued. It is not intended to use this authorisation for future share issues in USINOR. The scheme to which this authorisation relates will be reviewed as part of the ARCELOR Group's strategy.

In addition, USINOR has issued USINOR Stock Options for certain members of its management.

CHAPTER 7 DESCRIPTION OF THE GUARANTOR

7.1 General

ARCELOR Finance (the "Guarantor") was initially incorporated for an unlimited period in Luxembourg on 9th October, 1975 as a *société à responsabilité limitée* (limited liability company) under Luxembourg law under the name of MecanARBED and registered with the Registre de Commerce et des Sociétés of Luxembourg under number B 13 244.

At an extraordinary general meeting held on 14th June, 2002, the legal form of the Guarantor was changed into that of a *société en commandite par actions* governed by Luxembourg law, its share capital was increased to EUR 300,000, its name was changed into ARCELOR Finance and its articles of incorporation have been entirely restated.

The Guarantor's registered office is at 19, avenue de la Liberté, L-2930 Luxembourg.

The restated version of the articles of incorporation of the Guarantor is expected to be published in the *Mémorial* C on 15th July, 2002 and is on file with the Registre de Commerce et des Sociétés of Luxembourg.

7.2 Shareholders and share capital

As a *société en commandite par actions*, the Guarantor has two different types of shareholders:

(i) *actionnaires commandités* which, by operation of law, are jointly and indefinitely liable for any debts of the Guarantor that cannot be satisfied by the Guarantor;

(ii) *actionnaires commanditaires* whose liability is limited to the amount of their investment in the Guarantor.

The share capital of the Guarantor amounts to EUR 300,000 and is represented by 12,000 shares without nominal value consisting of four unlimited shares (*actions de commandité*) and 11,996 limited shares (*actions de commanditaire*).

The *actionnaires commandités* with joint and indefinite liability for the debts of ARCELOR Finance are ARCELOR, ACERALIA, ARBED and USINOR, each holding one unlimited share (*action de commandité*).

The *actionnaires commanditaires* are ARBED holding 11,994 limited shares and Arbed Investment Services S.A. and Arbed Investments S.A., two Luxembourg incorporated *sociétés anonymes* which are fully owned subsidiaries of the ARCELOR Group, holding one limited share each.

7.3 Management

ARCELOR is the sole manager of the Guarantor. In that capacity, ARCELOR has the widest administrative and management powers in the Guarantor including the power of the Guarantor to borrow funds in any form including in the form of notes or money market instruments or in the form of bank loans and to issue guarantees.

Under applicable law and the articles of incorporation of the Guarantor, ARCELOR may only be removed as manager with the unanimous consent of all *actionnaires commandités* (including ARCELOR) and all *actionnaires commanditaires*.

Any decision by the shareholders' meeting binding the Guarantor vis-à-vis third parties or amending its articles requires the consent of ARCELOR in its capacity as manager of the Guarantor.

7.4 Supervisory Board

The Supervisory Board's function is to supervise the affairs of the Guarantor and its financial situation including in particular its books and accounts. The Supervisory Board may furthermore be consulted by the manager on such matters as the manager may determine.

The current supervisory board which has been elected for a term ending at the annual general meeting of shareholders to be held in 2008 is composed of the following members:

- ACERALIA,
- ARBED, and
- USINOR.

7.5 Auditor

KPMG Audit, *société civile*, Luxembourg, has been appointed as auditor of the Guarantor for a term ending at the annual general meeting of shareholders to be held in 2003.

7.6 Objectives of the Guarantor

The object of the Guarantor is to provide financing in the form of loans, credit lines, guarantees or any other form of financial assistance to entities within the ARCELOR Group or to entities in which such entities hold a participation or economic interest.

For that purpose the Guarantor may access the capital markets inter alia by issuing bonds, commercial paper, money market instruments or any other type of debt instrument (including convertible or exchangeable instruments and subordinated instruments). The Guarantor may also enter into long, medium or short term financing transactions with banks or financial institutions.

The Guarantor may carry out all types of commercial, industrial or financial transactions directly or indirectly linked to, or deemed to support, its corporate object including the placement of its cash assets and the hedging of financial risks as well as transactions on or using derivatives and the management of a cash pooling system.

The Guarantor may furthermore acquire and hold any sort of interest in whatever form in any Luxembourg or foreign company, undertaking or entity deemed to support its object.

Within the scope of its object, the Guarantor will pursue the activities of an industrial or commercial establishment benefiting from a professional access to the financial markets.

7.7 Financial statements

The Guarantor has been a dormant company for the last ten years. Prior thereto, the Guarantor was active in the construction business and in the marketing of certain technologies developed by ARBED alone or with others. Prior to 30th April, 2002, the accounts of the Guarantor contained certain provisions in relation to the construction business which have been credited to results as they were no longer necessary and certain intergroup credits and debts which have now been settled.

The following are the financial statements of the Guarantor (all the amounts are in EUR).

BALANCE SHEET AS AT APRIL 30, 2002

ASSETS		
FINANCIAL ASSETS		798,710.21
Shares in affiliated undertakings	1,070.95	
Loans to affiliated undertakings	797,639.26	
DEBTORS		3,293,520.22
Amounts owed by affiliated undertakings	3,293,520.22	
TOTAL ASSETS		**4,092,230.43**
LIABILITIES		
CAPITAL AND RESERVES		108,296.31
Subscribed capital	25,000	
Legal reserve	2,500	
Profit brought forward	80,796.31	
DEBTS		397.25
Tax and social security	397.25	
PROFIT FOR THE PERIOD		3,983,536.87
TOTAL LIABILITIES		**4,092,230.43**

PROFIT AND LOSS ACCOUNT AS FROM 1ST JANUARY TO APRIL 30, 2002

Gross profit and loss	(44.53)	
Other taxes than taxes on result on ordinary activities	(8,694.49)	
Other interest receivable and similar income	10,880.50	
Extraordinary income	3,981,395.39	
PROFIT FOR THE PERIOD		**3,983,536.87**

ALLOCABLE PROFIT AT APRIL 30, 2002

Profit for the period	3,983,536.87
Profit brought forward	80,796.31
Profit to be allocated	4,064,333.18

Out of the profit existing as at 30th April, 2002, EUR 3,686,800 have been distributed to shareholders and EUR 377,500 have been attributed to reserves (out of which EUR 275,000 have been capitalised).
The capitalisation of the Guarantor as at 14th June, 2002 is as follows:

SHAREHOLDERS' EQUITY		
Capital	300,000	
Legal Reserve	30,000	
Free Reserve	75,000	
Profit Carried Forward	33.18	
TOTAL SHAREHOLDERS' EQUITY		405,033.18
LONG TERM DEBT		0
TOTAL CAPITALISATION		405,033.18

The Guarantor has no subsidiaries.

7.8 Accounting year

The accounting year of the Guarantor begins on 1st January of each year and ends on 31st December of the same year.

CHAPTER 8 RECENT DEVELOPMENTS AND FUTURE PROSPECTS

8.1 Transactions and industrial plans in progress

The most important recent transactions for the ARCELOR Group are the following:

(1) Carsid

Usinor Belgium holds a minority stake in Carsid SA which was intended to be a joint venture for the production of slabs between USINOR, Duferco Investment SA and Sogepa.

The participation of the Walloon region through Sogepa is subject to the approval of the European Commission and pending such approval Carsid was created without Sogepa which committed itself to make the agreed contribution immediately after the Commission's authorisation.

By means of a letter dated 3rd April, 2002, the Commission notified Belgium of its decision to initiate the procedure laid down in Article 6(5)[12] of Commission Decision No 2496/96/ECSC of 18th December, 1998 establishing Community rules for State aid to the steel industry. This procedure is presently in progress.

(2) Poland

On 8th October, 2001, the consortium comprising ARBED, Salzgitter, Thyssen Krupp Stahl and USINOR submitted a global conditional offer for the acquisition of selected assets of the four Polish steel mills: Huta Katowice SA, Huta im. T. Sendzimira SA, Huta Cedler SA and Huta Florian SA.

The submitted offer expired by end of 2001, but all consortium members are still interested to participate in the successful reorganisation of the Polish steel industry. The latest developments in this privatisation process, with the creation of Polskie Huty Stali (PHS) and its foreseen investment programme, however, appear not to be in line anymore with the aforementioned developed offer.

In view to continue the jointly realised studies and in order to respect the interests of its members, the consortium members decided to continue acting on an individual basis in the future. Each member will have the opportunity to represent itself directly in this privatisation process and contact the Polish authorities in order to receive clarification and initiate further actions on the new terms and timing of the privatisation process of the Polish steel industry.

---

[12] "If the Commission considers that a certain financial measure may represent State aid within the meaning of Article 1 or doubts whether a certain aid is compatible with the provisions of this Decision, it shall inform the Member State concerned and give notice to the interested parties and other Member States to submit their comments. If, after having received the comments and after having given the Member State concerned the opportunity to respond, the Commission finds that the measure in question is an aid incompatible with the provisions of this Decision, it shall take a decision not later than three months after receiving the information needed to assess the proposed measure. Article 88 of the Treaty shall apply in the event of a Member State's failing to comply with that decision."

8.2 Minority shareholdings

- ALZ

  Pursuant to an agreement signed on 12th December, 2001 by ARBED, Staal Vlaanderen NV, Sidarfin NV, Sidmar and Finindus NV the 12.62% minority shareholding indirectly owned by Staal Vlaanderen NV in ALZ has been exchanged for 3,719,500 existing ARCELOR Shares owned by the ARCELOR Group after the Public Exchange Offers so that Sidmar now directly and indirectly owns 100% of the ALZ shares.

- Cockerill Sambre

  Pursuant to an agreement signed on 17th December, 2001, between USINOR (which at the time held 75% of Cockerill Sambre's capital) and the Région Wallonne (which at the time held the remaining 25% through Sogepa), Sogepa has in exchange for such 25% holding received from USINOR 19,278,704 USINOR shares held by USINOR, which Sogepa tendered to the Public Exchange Offer on USINOR, and, following the close of the Public Exchange Offers, Sogepa received from USINOR a further 762,897 ARCELOR Shares.

- Sidmar

  Pursuant to an agreement signed on 12th December, 2001 between ARCELOR, ARBED and Staal Vlaanderen NV (which at that time owned 27.8% of Sidmar), Staal Vlaanderen NV exchanged its holding in Sidmar for 16,787,931 ARCELOR Shares as part of the closing of the first offer on ARBED.

  As a result of the above transaction, ARBED now holds a 99.54% shareholding in Sidmar. The remaining 0.46% is held by Belfin, a company in liquidation. Negotiations are in progress to exchange these shares for ARCELOR Shares.

8.3 Divestments

On 18th June, 2001, ARCELOR notified the Competition Directorate-General of the European Commission of the planned amalgamation. This notification covered two separate procedures, namely a procedure falling within the scope of the ECSC treaty concerning flat carbon steel products, flat stainless steel products, steel for packaging as well as distribution of steel products, and a procedure within the scope of the EC Treaty concerning sections and panels for buildings, multi-thickness tailor-welded blanks and small welded tubes.

On 19th July, 2001, the Commission cleared the ARCELOR transaction for the aspects relating to the EC Treaty and also opened an in-depth review after expressing its "serious doubts" as regards the ECSC Treaty aspects which resulted in a letter dated 28th September, 2001 sent to the parties setting out the objections which were limited to cold-rolled flat carbon steel products, metal-coated carbon steel products and service centres in Spain, Portugal and France as well as storage centres and oxycutting centres in France.

On 21st November, 2001, the European Commission cleared the amalgamation transaction between ACERALIA, ARBED and USINOR, on the condition that a certain number of steel production and distribution businesses are divested. These divestments have been equitably shared between the parties in the countries where the ARCELOR Group is present, and correspond to a volume of sales of approximately 2 million metric tons of steel.

Company	Business activity	% to be divested
Finarvedi[13], (ISP Arvedi), Italy	Hot-dip galvanising	39.9
Galmed, Spain	Hot-dip galvanising	75.5
Lusosider, Portugal	Cold-rolled products	50.0
	Hot-dip galvanising	50.0
	Tin-plating	50.0
Segal, Belgium	Hot-dip galvanising	66.6
Beautor, France	Cold-rolled products	100.0
	Electro-galvanising	100.0
Lam. de Dudelange[14], Luxembourg	Hot-dip galvanising	100.0
Sollac Lorraine, Strasbourg site, France	Hot-dip galvanising	100.0
	Organic coating	100.0
Cofrafer, France	Slitting	100.0
	Distribution	100.0
	Oxy-cutting	100.0
Bamesa[15], Spain, Portugal	Slitting	49.0

In addition, the parties undertake, if requested by the purchasers of the galvanising lines without cold-rolling mills (all, except Beautor and Lusosider), to supply either cold-rolled flat carbon steel (the material used to produce galvanised steel) or tailored cold-rolled products.

These transfers will not have any impact on the synergies expected.

The businesses will be transferred at their fair value. These divestments will avoid situations which are always delicate from a competition law point of view, resulting from joint venture companies or businesses controlled jointly with competitors. This will ensure that all of the Group's units and sites will have exclusive management of the ARCELOR facilities and processes, without any risk of know-how being leaked to competitors operating businesses jointly.

Although the impact on the Group's results will vary depending on a certain number of assumptions, particularly the impact on upstream activities, it should be less than 5% at EBITDA level.

The pro forma consolidated financial statements set out in chapter 5 of the Prospectus do not incorporate the effect of these imposed divestments. They include Bamesa, Finarvedi and Lusosider consolidated using the equity method. Beautor, Cofrafer, Galmed, Segal and Laminoir de Dudelange are consolidated using the full consolidation method. The Strasbourg site is also included in the pro forma consolidated financial statements.

8.4 CMI

In the beginning of April 2002, the Group has sold its entire holding in Cockerill Mechanical Industries SA (CMI) as to 75% to two former employees and as to 25% to Sogepa.

8.5 ARBED convertible bonds

By notice published on 28th March, 2002, ARBED exercised its call option in respect of the then outstanding notes (representing a principal amount of DEM 223.86 million) of its DEM 275 million convertible notes due 30th October, 2004 issued in 1997.

13 Divestment limited to the hot-dip galvanising line that is being built.

14 Divestment limited to hot-dip galvanising line.

15 Excluding Bamesa Celik (Turkey).

As a result of the exercise by their holders of conversion rights into ARBED shares or existing ARCELOR Shares under the unilateral option given to noteholders by ARBED prior to the early redemption date of the notes, ARBED delivered prior to 1st February, 2002 185,501 ARBED shares and thereafter 8,805,793 ARCELOR Shares.

The balance of the outstanding notes (representing a principal amount of DEM 2.19 million) was redeemed in cash on 29th April, 2002.

8.6 ARBED delisting

On 31st March, 2002, the board of directors of ARBED resolved to apply for a de-listing of the shares in ARBED from all the stock exchanges on which it is listed, namely the Luxembourg Stock Exchange, the Premier Marché of Euronext Brussels, the Premier Marché of Euronext Paris S.A. and the Frankfurt Stock Exchange.

8.7 Description of the public withdrawal offer by way of exchange *(offre publique de retrait par voie d'échange)* of ARCELOR on the shares and O.C.E.A.N.E. issued by USINOR

Introduction

In its meeting of 21st June, 2002, the board of directors of ARCELOR has resolved to launch a public withdrawal offer by way of exchange (*offre publique de retrait par voie d'échange*) (the "OPRE") on all the USINOR shares and all the O.C.E.A.N.E. USINOR not yet held by it at the end of such OPRE.

As a result of the Public Exchange Offer on USINOR, ARCELOR acquired 245,697,269 USINOR shares representing 97.58% of the USINOR shares, 24,680,648 O.C.E.A.N.E. USINOR 2005 representing 98.72% of the O.C.E.A.N.E. USINOR 2005 and 27,720,876 O.C.E.A.N.E. USINOR 2006 representing 97.01% of the O.C.E.A.N.E. USINOR 2006, in each case on the basis of the USINOR shares and O.C.E.A.N.E. USINOR outstanding at the close of the re-opening of the Public Exchange Offer on USINOR.

Since the close of the re-opening of the Public Exchange Offer on USINOR, USINOR has issued 105,000 new shares in remuneration of the exercise of stock options granted by USINOR to its employees (the "Stock Options").

At 10th June, 2002, ARCELOR holds 245,697,269 shares in USINOR representing 97.54% of the outstanding shares of USINOR and 24,680,648 O.C.E.A.N.E. USINOR 2005 and 27,720,876 O.C.E.A.N.E. USINOR 2006 representing respectively 98.72% and 97.01% of the outstanding O.C.E.A.N.E. USINOR.

Terms of the OPRE

The terms of the OPRE are the same as in the Public Exchange Offer on USINOR namely:

- 1 ARCELOR Share for 1 USINOR share tendered to the OPRE,
- 1 O.C.E.A.N.E. ARCELOR 2005 for 1 O.C.E.A.N.E. USINOR 2005 tendered to the OPRE,
- 1 O.C.E.A.N.E. ARCELOR 2006 for 1 O.C.E.A.N.E. USINOR 2006 tendered to the OPRE.

The number of USINOR shares and O.C.E.A.N.E. USINOR that are susceptible to be tendered to the OPRE are at 10th June, 2002:

(i) 6,208,275 USINOR shares representing 2.46% of the outstanding USINOR shares;

(ii) 319,352 O.C.E.A.N.E. USINOR 2005 representing 1.28% of the outstanding O.C.E.A.N.E. USINOR 2005

(iii) 855,123 O.C.E.A.N.E. USINOR 2006 representing 2.99% of the outstanding O.C.E.A.N.E. USINOR 2006.

In addition, a maximum of 418,000 Stock Options are exercisable under their terms before the close of the OPRE so that the resulting 418,000 USINOR shares could be tendered to the offer.

Finally, any USINOR share issued in case of conversion requests of O.C.E.A.N.E. USINOR validly submitted by 28th June, 2002 can also be tendered to the OPRE. Assuming all outstanding O.C.E.A.N.E. USINOR not held by ARCELOR were so converted into new USINOR shares, a further 1,174,475 USINOR shares could be tendered to the OPRE.

Timetable

Subject to the decision of the Conseil des marchés financiers expected to be published on 3rd July, 2002, the OPRE is expected to start on 9th July, 2002 and to end on 26th July, 2002.

The settlement of the OPRE is expected to occur on 5th August, 2002.

Increase of share capital

The authorised share capital of ARCELOR available for issue and not reserved for existing O.C.E.A.N.E. ARCELOR or the Bonds amounts to 380,277,027 Shares (see section 3.2.1).

The issue of the new ARCELOR Shares and New O.C.E.A.N.E. in remuneration of the USINOR securities tendered to the OPRE and the new Shares which may result from the conversion of such New O.C.E.A.N.E. ARCELOR will, as required by Luxembourg company law, be the subject of reports by an independent auditor, Mazars & Guérard (Luxembourg) S.A., which will be available for inspection at the registered office of ARCELOR after the issue of such new Shares and New O.C.E.A.N.E.

The new ARCELOR Shares will rank *pari passu* with the existing Shares.

The New O.C.E.A.N.E. will carry beneficial rights, in respect of interest, as from 1st January, 2002 and as from their issue in all other respects. They will upon issue rank *pari passu* with the existing O.C.E.A.N.E. ARCELOR of the same series.

Admission to listing

The new ARCELOR Shares have been admitted to listing on the Luxembourg Stock Exchange, subject to their issue and application will be made for their listing on the Premier Marché of Euronext Paris S.A., the Premier Marché of Euronext Brussels and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia.

The New O.C.E.A.N.E. have been admitted to listing on the Luxembourg Stock Exchange subject to their issue and application has been made for their listing on the Premier Marché of Euronext Paris S.A.

The new ARCELOR Shares that may be issued upon conversion of any of the O.C.E.A.N.E. ARCELOR 2005 or O.C.E.A.N.E. ARCELOR 2006 in issue after the close of the OPRE have been admitted to listing on the Luxembourg Stock Exchange and application will be made for their listing on the Premier Marché of Euronext Paris S.A., the Premier Marché of Euronext Brussels and the Stock Exchanges of Madrid, Barcelona, Bilbao or Valencia.

The agent in charge of the listing of the new Shares on the Luxembourg Stock Exchange is Banque Générale du Luxembourg S.A. and the agent in charge of the listing of the New O.C.E.A.N.E. on the Luxembourg Stock Exchange is Société Générale Bank & Trust.

The sponsor in Belgium for the Shares is Fortis Banque.

The listing agent in France for the Shares is BNP Paribas and the listing agent for the New O.C.E.A.N.E. is Société Générale.

In Spain, in accordance with applicable regulations, admission to listing for the new Shares is presented directly by the Company.

Delisting of USINOR

After the completion of the OPRE, USINOR will file a delisting request with Euronext Paris S.A..

8.8 Unaudited pro forma first quarter figures

The Board of Directors met under the chairmanship of Mr. Joseph Kinsch on June 21, 2002 and reviewed the consolidated accounts of the Group for the first quarter of 2002.

For the first quarter ending March 31, 2002 the Group's net income was a loss of 24 million euro.

	1st Quarter 2002[16] (unaudited)	1st Quarter 2001[16] (unaudited)
	(millions of euro)	
Net Sales	6,824	7,342
Operating income	65	401
Net income (Group share)	(24)	186
Earnings per share[17]	(0.05)	0.4

Consolidated net sales amounted to 6,824 million euro compared to 7,342 million for the first quarter 2001 on a pro forma basis, or a decrease of 7% on a comparable basis. This evolution reflects essentially the strong decrease in average selling prices in flat carbon (-9%) and stainless steels (-11%), long carbon still benefitting from a small rise (+2%).

Flat carbon also suffered from a negative volume/mix effect (-3%). Long carbon benefitted from a slightly positive effect (+2%), while stainless enjoyed a positive (+8%) effect sustained by the beginning of a restocking process. Distribution-transformation-trading activities were more contrasted, showing a decrease in packaging and tubes but remaining globally positive in distribution and construction.

Total net sales of Arcelor Group for the first quarter 2002 comprise 3,315 million euro for flat carbon steels, 2,224 million for distribution-transformation-trading, 1,086 million for long carbon steels and 1,079 million for stainless steels.

For the first quarter of 2002, 77% of net sales were in the European Union, 11% in North America, South America represented 4% and the rest of the world 8%.

Operating income was positive at 65 million euro to be compared to 401 million for the first quarter of 2001, on a pro forma basis. The four different sectors contributed as follows (after goodwill): flat carbon steels -73 million, distribution-transformation-trading 35 million, stainless steels -17 million and long carbon steels 125 million. This important decline of operating margin for the first quarter is essentially due to the severe fall of selling prices which hit a historical low on flat carbon steels and to a reduction of shipments linked to an end of destocking.

In a context of continuous adjustment of production in the carbon flat steels sector, cost reduction programs if close to objectives could only partially offset the impact of selling prices drops.

Implementation of synergies linked to the amalgamation is on schedule and Group integration is progressing well.

16 Pro forma.

17 In euro. Shares held in the Group at March 31, 2002 not taken into account.

Financial expenses at 90 million euro improves by 39 million compared to the same period of 2001. Due to the results of South American companies, contribution of associated companies was - 25 million euro.

	March 31, 2002[18] (unaudited)	December 31, 2001[18] (unaudited)
	(millions of euro)	
Shareholders equity including minority interest	8,353	8,484
Net debt	6,553	6,206
Net debt/shareholders equity (including minority interests)	0.78	0.73

Net debt at March 31, 2002 was 6,553 million euro compared to 6,206 million at December 31, 2001, variation being principally due to dividend payment in January 2002. A plan for substantial working capital requirements reduction will allow the realization of debt reduction by year end.

Prospects

After a period of reduced activity of end user customers in the first part of the year extending the business climate of the third and fourth quarter of 2001, it is possible to observe an improvement of apparent consumption during the second quarter of 2002. This trend could be reinforced along the third quarter as inventories both in the distribution networks and in the consumer channel have reached a level which can be considered low at the end of the first quarter.

Moreover, in order to face protectionist measures enforced by the government of the United States with regard to steel products imports, the European Union has adopted measures which could contribute to prevent additional imports into Europe.

In this context, flat carbon steel prices have been rising since the beginning of the second quarter after having reached historical twenty year lows. New selling price increases have been announced for the third quarter and are being implemented. They will take effect on all markets in the third quarter

Within this context, the Group expects a significant improvement of results for the second quarter of 2002.

18 Pro forma.

CHAPTER 9 TAXATION

The information set out below is a summary only of Luxembourg French, Belgian and Spanish tax laws in effect on the date hereof and which may change from time to time. Because this summary does not address all tax considerations under Luxembourg French, Belgian and Spanish or other laws, prospective investors should consult their professional advisers as to the tax consequences of the purchase, ownership and disposition of the Bonds and Shares exchanged for or converted from the Bonds, including in particular the effect of tax laws of other jurisdictions.

9.1 Luxembourg legislation

9.1.1 Non-resident Holders of the Bonds

The description set out below describes the Luxembourg tax consequences applicable to non-residents holding the Bonds.

Investors should note that this description does not address all possible tax issues which may be of relevance for investors intending to hold the Bonds. The description does in particular not cover the Luxembourg tax applicable to Luxembourg permanent establishments of foreign investors to which the Bonds would be connected.

Under Luxembourg tax laws currently in effect, there is no withholding tax on payment of interest on or reimbursement of principal of the Bonds. Holders of the Bonds who are non-residents of Luxembourg and who do not hold the Bonds through a permanent establishment in Luxembourg are not liable for Luxembourg income tax on payments of interest or reimbursement of principal or upon exchange or conversion of the Bonds against Shares or on capital gains on disposal of any Bonds.

No registration tax or similar duty will be due by a holder of the Bonds in connection with the acquisition or disposal of the Bonds by purchase, sale or exchange or upon the conversion or exchange of the Bonds against Shares.

9.1.2 Holders of Shares

The description set out below describes the Luxembourg tax consequences for residents and non-residents of Luxembourg holding Shares.

Investors should note that this description does not address all possible tax issues which may be of relevance for investors intending to hold Shares. The description does in particular not cover the Luxembourg tax consequences which will be applicable to individual investors holding alone or together with certain other persons a shareholding in ARCELOR of more than 10%, nor the tax consequences applicable to Luxembourg permanent establishments of foreign investors to which the ARCELOR Shares would be connected.

9.1.2.1 Tax regime applicable to capital gains realised upon the disposal of ARCELOR Shares

(a) Residents

Individual investors

The capital gains realised by an individual person upon the disposal of ARCELOR Shares will not be subject to taxation unless the disposal of the Shares precedes the acquisition thereof or occurs within the six months which follow their acquisition or where the Shares are part of such investor's net business assets.

Capital companies (*sociétés de capitaux*)

Capital gains realised upon the disposal of ARCELOR Shares by a resident capital company which is subject to corporate income tax will in principle be fully taxable. However, the capital gains realised by resident capital companies subject to corporate income tax will be exempted in case of a participation held directly, or indirectly through a transparent vehicle, representing at least 10% of the share capital of ARCELOR or the acquisition price of which was of an amount of at least EUR 6 million, provided that at the time of disposal of the securities, the seller has held or commits to hold the participation during an

uninterrupted period of at least twelve months and provided that during that period the percentage or the value of the non-disposed of participation represents not less than 10% of the share capital of ARCELOR or an acquisition price of EUR 6 million. The scope of the capital gains exemption can be limited in the cases provided by the grand-ducal regulation of 21st December, 2001 executing article 166, paragraph 9 L.I.R.

(b) Non-residents

A non-resident natural person or capital company which does not have a permanent establishment in Luxembourg to which the ARCELOR Shares are connected will not be subject to Luxembourg tax on capital gains realised upon the disposal of those Shares.

9.1.2.2 Dividends

(a) Withholding tax

Under Luxembourg law currently in force, dividends paid by ARCELOR are subject to a withholding tax of 20% of the gross dividend. The rate of the withholding tax can be reduced, even to 0%, pursuant to the double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant shareholder. Insofar as the double tax avoidance treaties entered into with France, Belgium and Spain are concerned, reference is made to sections 9.2, 9.3 and 9.4 hereafter.

No withholding tax applies if the dividends are paid to a company which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 23rd July, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC) provided that at the date of payment, the beneficiary holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of twelve months at least, a minimum participation of 10% in the capital of ARCELOR or a participation the acquisition price of which is at least EUR 1,200,000.

(b) Residents

With the exception of resident capital companies which fall under the substantial participation regime described in the foregoing paragraph, Luxembourg resident individual persons and capital companies subject to corporate income tax must include the dividends paid on their ARCELOR Shares held on the 1st January of each year in their taxable income, 50% of the amount of such dividends being exempted from tax.

9.1.2.3 Net assets tax

Luxembourg resident individual persons and capital companies subject to corporate income tax must include the ARCELOR Shares held on the 1st of January of each year in their net assets for the purposes of net assets tax. Resident capital companies which fall under the substantial participation regime described in section 9.1.2.2 are, subject to certain conditions, exempted from net assets tax on such participation.

9.1.2.4 Holding companies subject to the law of 31st July, 1929 and undertakings for collective investment

Dividends paid to holding companies subject to the law of 31st July, 1929 ("1929 holding companies") and to undertakings for collective investment are subject to withholding tax at a rate of 20% on the gross dividend. Capital gains realised by 1929 holding companies and Luxembourg undertakings for collective investment upon the disposal of ARCELOR Shares as well as the net amount of the dividend after operation of the withholding tax are not subject to any Luxembourg tax.

ARCELOR Shares issued upon conversion of the Bonds qualify for investment by Luxembourg undertakings for collective investment pursuant to article 129C L.I.R. (*loi Rau* funds).

9.1.2.5 Registration taxes

No registration tax or similar tax will be payable by a shareholder upon the disposal of ARCELOR Shares by sale or exchange.

9.2 French legislation

On the basis of French legislation in force as at the date hereof and the France-Luxembourg tax treaty of 1st April 1958 (the "Treaty"), the following is a summary of the main tax provisions which may apply to holders of ARCELOR O.C.E.A.N.E. or holders of Shares who are resident in France. Such holders should however verify the tax provisions applicable to their own personal situation with their usual tax advisers. Investors who are not French tax residents must comply with the tax laws in force in their State of residence.

9.2.1 Holders of ARCELOR O.C.E.A.N.E.

9.2.1.1 Private individuals holding securities as part of their personal estate

(A) Interest

In France, interest paid on the ARCELOR O.C.E.A.N.E. is included in the category "*securities* income, interest and dividends" ("*revenus de capitaux mobiliers*") for the determination of the tax payer's global income tax base.

The interest paid on the ARCELOR O.C.E.A.N.E. is subject to:

- Income Tax;
- the "*Contribution Sociale Généralisée*", currently 7.5% (deductible from taxable income up to 5.1%) (article 1600-OC and 1600-OE of the French tax code);
- the "*Prélèvement Social*", currently 2% (article 1600-OF bis of the French tax code); and
- the "*Contribution au Remboursement de la Dette Sociale*", currently 0.5% (article 1600-OG and 1600-OL of the French tax code).

(B) Capital gains

The capital gains realised on the disposal of ARCELOR O.C.E.A.N.E. held by French residents are taxable in France in accordance with article 18 of the Treaty.

In accordance with article 150-0 A of the French tax code, capital gains realised on the disposal of ARCELOR O.C.E.A.N.E. are taxable, without any allowance, if the annual amount of disposals of securities per fiscal household exceeds EUR 7,650, at an overall rate of 26%, made up as follows:

16% in respect of income tax (article 200 A of the French tax code);

7.5% in respect of the "*Contribution Sociale Généralisée*";

2% in respect of the "*Prélèvement Social*"; and

0.5% in respect of the "*Contribution au Remboursement de la Dette Sociale*".

Pursuant to article 150-0 D 11^{0} of the French tax code, capital gains may only be offset against capital losses of a similar nature generated in the year of disposal or in the five years following such disposal and provided the EUR 7,650 threshold mentioned above, is exceeded in the year of the capital losses.

(C) Conversion of ARCELOR O.C.E.A.N.E. into Shares

The conversion of the ARCELOR O.C.E.A.N.E. into Shares is not treated as a disposal for a consideration (article 150-0 B of the French tax code). The taxation of the resultant capital gains is deferred provided that the cash adjustment, if any, is equal to no more than 10% of the nominal value of the Shares allocated.

In the event of a subsequent disposal of the Shares, the net gain, calculated on the basis of the price or the acquisition value of the ARCELOR O.C.E.A.N.E., is taxed as described in paragraph (B) above. The cash adjustment paid or received, as the case may be, will be added to or deducted from the acquisition price of the original ARCELOR O.C.E.A.N.E. converted.

(D) Exchange of the ARCELOR O.C.E.A.N.E. for Shares

The exchange of the ARCELOR O.C.E.A.N.E. for Shares is not treated as a disposal for a consideration (article 150-0 B of the French tax code). The taxation of the resultant capital gain is deferred provided that the cash adjustment, if any, is equal to no more than 10% of the nominal value of the Shares allocated.

In the event of a subsequent disposal of the Shares, the net gain, calculated on the basis of the price or the acquisition value of the ARCELOR O.C.E.A.N.E., is taxed as described in paragraph (B) above. The cash adjustment paid or received, as the case may be, will be added to or deducted from the acquisition price of the original ARCELOR O.C.E.A.N.E. to be exchanged.

9.2.1.2 Legal entities subject to corporation tax

(A) Interest

In France, interest paid on the ARCELOR O.C.E.A.N.E. is included in the tax payer's tax base for calculation of taxable income.

Interest paid on the ARCELOR O.C.E.A.N.E. is subject to corporation tax pursuant to ordinary tax rules.

The interest received by shareholders which are legal entities subject to corporation tax are taxed in respect of corporation tax as follows:

(i) Interest received by small- and medium-sized businesses with a turnover net of tax for the financial year of less than EUR 7,630,000 (as of 1st January, 2002) and with a fully paid up share capital of which at least 75% is owned by private individuals or companies which themselves satisfy the conditions relating to turnover and share capital ownership, are taxable pursuant to ordinary tax rules, i.e.:

at a reduced rate of 15% for the financial years beginning after 1st January, 2002 on taxable profit of up to EUR 38,120;

at a rate of 33.33% for profit exceeding EUR 38,120.

An additional contribution of 3% for financial years ending or periods of taxation ending after 1st January, 2002 is added to the 15% corporation tax on amounts up to EUR 38,120, i.e., an effective rate of 15.45%, and to the 33.33% corporation tax for amounts exceeding EUR 38,120, i.e., an effective rate of 34.33%.

(ii) Interest received by legal entities which do not satisfy the turnover and shareholding criteria referred to above are taxable pursuant to ordinary tax rules, i.e., corporation tax at the current rate of 33.33%, to which is added an additional contribution of 3% and a welfare tax on corporate profit of 3.3% on the fraction of corporation tax (before set off of the "*avoirs fiscaux*" and tax credits) exceeding EUR 763,000 (as of 1st January, 2002), i.e., an effective rate of 35.43%.

(B) Capital gains

The disposal of ARCELOR O.C.E.A.N.E. will give rise to a gain or loss, equal to the difference between the sale price and the purchase price of the ARCELOR O.C.E.A.N.E. included in the calculation of the taxable income.

The capital gains thus made are subject to corporation tax in accordance with ordinary tax rules (see paragraph (A) above).

(C) Conversion of the ARCELOR O.C.E.A.N.E. into Shares

The taxation of the capital gains made by legal entities which are subject to corporation tax and tax resident in France, upon the conversion of ARCELOR O.C.E.A.N.E. into Shares, will be deferred as provided for in article 38-7 of the French tax code provided that the cash adjustment, if any, is equal to no more than 10% of the nominal value of the Shares allocated or the amount of the capital gains made.

In the event of a cash adjustment which is less than 10% of the nominal value of the Shares allocated, the capital gains will, up to the amount of the cash adjustment, be included in the taxable income for the financial year during which the conversion took place.

In the event of a subsequent sale of the Shares received after conversion of the ARCELOR O.C.E.A.N.E., the amount resulting from the sale (capital gain or loss) will be determined by reference to the value that the bonds had from a tax perspective for the seller.

This deferral is subject to compliance with declaration obligations referred to in article 54 septies of the French tax code.

(D) Exchange of ARCELOR O.C.E.A.N.E. for Shares

The capital gains resulting from the exchange of ARCELOR O.C.E.A.N.E. for Shares may not be deferred and is subject, in respect of the financial year in progress during which the exchange took place, to corporation tax in accordance with ordinary tax rules (see paragraph (A) above).

9.2.2 Holders of ARCELOR Shares

9.2.2.1 Private individuals holding ARCELOR Shares as part of their personal estate

(A) Dividends

In accordance with the Treaty, dividends paid by the Company to French tax residents who are private individuals are subject to a 15% withholding tax in Luxembourg.

Pursuant to article 19-3 of the Treaty, France grants a tax credit corresponding to the amount of the Luxembourg tax.

In France, net dividends from Luxembourg companies, plus the tax credit granted under the Treaty, are included in the category entitled "securities income, interest and dividends" ("*revenus de capitaux mobiliers*") for the determination of the tax payer's global income tax base. The tax credit may be offset against income tax ("Income Tax") to the extent of the tax corresponding to dividends.

Net dividend payments (including the "*avoir fiscal*") are subject to:

- Income Tax;
- the "*Contribution Sociale Généralisée*", currently 7.5% (deductible from taxable income up to 5.1%) (article 1600-OC and 1600-OE of the French tax code);
- the "*Prélèvement Social*", currently 2% (article 1600-OF bis of the French tax code); and
- the "*Contribution au Remboursement de la Dette Sociale*", currently 0.5% (article 1600-OG and 1600-OL of the French tax code).

(B) Capital gains

The capital gains realised on the disposal of Shares in the Company held by French residents are taxable in France in accordance with article 18 of the Treaty.

In accordance with article 150-0 A of the French tax code, capital gains realised on the disposal of Shares in the Company are taxable, without any allowance, if the annual amount of disposals of securities per fiscal household exceeds EUR 7,650, at an overall rate of 26%, made up as follows:

- 16% in respect of income tax (article 200 A of the French tax code);
- 7.5% in respect of the "*Contribution Sociale Généralisée*";
- 2% in respect of the "*Prélèvement Social*"; and
- 0.5% in respect of the "*Contribution au Remboursement de la Dette Sociale*".

Pursuant to article 150-0 D 11^0 of the French tax code, capital gains may only be offset against capital losses of a similar nature generated in the year of disposal or in the five years following such disposal and provided the EUR 7,650 threshold mentioned above, is exceeded in the year of the capital losses.

(C) Registration duties

Disposals of Shares in the Company are not in principle, subject to registration taxes in France.

If the disposal of Shares in the Company is recorded in an agreement entered into in France, this agreement is subject to registration duties equal to 1% of the sale price, capped at EUR 3,049 per sale.

(D) Wealth tax

Shares in the Company held by private individuals as part of their personal estate will be included in their tax base for wealth tax purposes, if they are subject to wealth tax.

(E) Inheritance tax and gift tax

Shares in the Company acquired by private individuals by way of inheritance or gift shall be subject to inheritance tax or gift tax respectively in France.

9.2.2.2 Private individuals who own ARCELOR Shares as part of their personal estate and effect stock exchange transactions on a regular basis

Pursuant to article 92-2 of the French tax code, profits made on stock exchange transactions effected on a regular basis are taxable pursuant to the ordinary rules applicable to non-commercial profit. Taxation pursuant to article 92-2 of the French tax code is however limited to tax payers whose transactions amount to more than just portfolio management.

9.2.2.3 Private individuals who own ARCELOR Shares and have entered them as assets on their commercial balance sheet

Dividends are deducted from taxable profit included in the industrial and commercial earnings category, but the amount deducted must be declared in the category entitled "securities income, interest and dividends" ("*revenus de capitaux mobiliers*") and is liable to income tax as set out in section 9.2.2.1.(A) above.

Disposals of securities are treated as for short- or long-term capital gains or losses when the securities sold may be deemed to be included in fixed assets.

9.2.2.4 Legal entities subject to corporation tax

(A) Dividends

Dividends paid by the Company to a company which is French resident are subject to a Luxembourg 15% withholding tax pursuant to article 8 of the Treaty. The 15% rate may be reduced to 5% if the French resident company holds at least 25% of the Company's capital, and even to 0% if the conditions provided for by EC Council Directive No. 90/435 of 23rd July, 1990 are met.

A tax credit corresponding to the amount of the Luxembourg withholding tax is granted to the French resident company. This tax credit may be offset against corporation tax without, however, exceeding the amount of the corporation tax corresponding to the dividends.

The net dividends, plus the tax credit, received by shareholders which are legal entities subject to corporation tax are taxed in respect of corporation tax as follows:

Dividends received by small- and medium-sized businesses with a turnover net of tax for the financial year of less than EUR 7,630,000 (as of 1st January, 2002) and with a fully paid up share capital of which at least 75% is owned by private individuals or companies which themselves satisfy the conditions relating to turnover and share capital ownership, are taxable pursuant to ordinary tax rules, i.e.:

- at a reduced rate of 15% for the financial years beginning after 1st January, 2002 on taxable profit of up to EUR 38,120;
- at a rate of 33.33% for profit exceeding EUR 38,120.

An additional contribution of 3% for financial years ending or periods of taxation ending after 1st January, 2002 is added to the 15% corporation tax on amounts up to EUR 38,120, i.e., an effective rate of 15.45%, and to the 33.33% corporation tax for amounts exceeding EUR 38,120, i.e., an effective rate of 34.33%.

Dividends received by legal entities which do not satisfy the turnover and shareholding criteria referred to above are taxable pursuant to ordinary tax rules, i.e., corporation tax at the current rate of 33.33%, to which is added an additional contribution of 3% and a welfare tax on corporate profit of 3.3% on the fraction of corporation tax (before set off of the "*avoirs fiscaux*" and tax credits) exceeding EUR 763,000, i.e., an effective rate of 35.43%.

The 15% tax credit may be offset against corporation tax levied at a rate of 33.33%. This tax credit cannot however exceed the amount of the corporation tax corresponding to the dividends received from the Company.

However, according to the provisions of articles 145 and 216 of the French tax code, legal entities holding at least 5% of the distributing Company's capital may, upon election, benefit from the parent-subsidiary preferential tax regime (dividends not subject to corporation tax except for a 5% fraction of the gross amount (dividend plus tax credit) which corresponds to the share in costs and expenses (which may be reduced to actual costs and expenses)) provided they undertake, when the securities are acquired, to keep them for more than two years. In this case, the tax credit may be offset, within five years, against the "précompte" (special corporate dividend withholding tax) arising out of the redistribution of these dividends to shareholders.

(B) Capital gains

Capital gains are taxable in France pursuant to article 18 of the Treaty.

Capital gains made by legal entities subject to corporation tax are subject to that tax as provided above in paragraph (A) above.

However, when the securities sold are deemed to be investment securities ("*titres de participation*") (i.e., they are recorded in an investment account, or are recorded in a special sub-account and represent at least 5% of the share capital or a purchase price of EUR 22.8 million (as of 1st January, 2002)) and have been held for more than two years by the same legal entity, the capital gains on the disposal qualify for taxation at the reduced rate applicable to long-term capital gains, subject to the obligation regarding the special long-term capital gains reserve. The reduced rate is currently 19%, to which must be added:

- the 3% additional tax, i.e., an effective rate of 19.57%, and,
- for legal entities which do not meet the turnover and shareholding criteria referred to in section 2.4.(A) (turnover net of tax for the financial year of less than EUR 7,630,000, with a fully paid up share capital of which at least 75% is owned by private individuals or companies which themselves satisfy the conditions relating to turnover and share capital ownership), the 3.3% welfare tax on corporate profit on such fraction of corporation tax (before offset of the "*avoirs fiscaux*" and tax credits) as exceeds EUR 763,000, i.e., an effective rate of 20.2%.

(C) Registration duties

Registration duties on the disposal of shares in a listed company by legal entities subject to corporation tax are identical to those applicable to private individuals (see section 9.2.2.1.(C)).

9.3 Belgian legislation

The text below is a summary of the Belgian tax provisions applicable to the new ARCELOR Shares.

This summary does not attempt to set out all the implications of owning ARCELOR Shares and does not take into account the particular circumstances of each investor, who may be subject to specific rules, nor the tax laws of countries other than Belgium. More particularly, this summary does not cover the tax provisions applicable to investors subject to specific rules, such as those applicable to UCITs ("organismes de placement collectif"), traders in securities or foreign exchange, persons who hold or will hold the Shares further to stock lending arrangements, repurchase or conversion transactions, synthetic transactions or other integrated financial transactions, as well as employees holding the Shares as part of specific profit-sharing schemes. This summary does not cover the situation of Belgian non-residents, and more particularly, Belgian non-residents having an establishment in Belgium.

This summary is based on laws, international conventions, administrative regulations and the interpretations in force at the date of publication, subject to subsequent amendments, amendments which could have retroactive effect. Hence, the corporate tax law reform project as described in the bill adopted by the Council of Ministers on 19th April, 2002 is not taken into consideration as it might be subject to modifications.

Potential investors are invited to consult their personal advisers as to the tax implications of an investment in Shares with respect to their particular situation, including as regards the effects of any national, federal or local law.

For the purposes hereof, a "Resident Private Individual" is a private individual subject in Belgium to private individual income tax, a "Resident Company" is a legal entity subject to corporation tax in Belgium; and, a "Resident Legal Entity" is a legal entity subject to taxation on legal entities in Belgium.

9.3.1 Tax aspects related to the holding of ARCELOR Shares

9.3.1.1 Income tax-dividends

9.3.1.1.1 "Withholding tax"

The Luxembourg withholding tax on dividends mentioned in section 8.1.2.2 above (the "Luxembourg withholding tax") is reduced to 15% for dividends paid to Resident Private Individuals, Resident Legal Entities or Resident Companies, in accordance with article 10 of the treaty for the avoidance of double taxation entered into between Belgium and Luxembourg (the "Treaty"). This rate may be reduced to 10% if the beneficiary of the dividends is a company (save for "*sociétés en nom collectif*", "*sociétés en commandite simple*" or "*sociétés coopératives*") having held a direct shareholding interest since the beginning of the financial year in the share capital of ARCELOR of at least 25% or which has been acquired for a value of at least EUR 6,197,338.12. This rate may be reduced to 0% for such a beneficiary, if the conditions provided for in European Directive No. 90/435 of 23rd July, 1990 are met.

In addition and as a general rule, a special 25% Belgian withholding tax (the "withholding tax") is applied to the net amount (after deduction of any Luxembourg withholding tax) of dividends paid or allocated to the shares through an intermediary established in Belgium. Benefits allocated to shares in any form whatsoever and in any respect whatsoever are also treated as dividends subject to the withholding tax, after deduction of any Luxembourg withholding tax.

Exemption from the equalisation tax may be obtained provided that certain formalities are complied with for dividends paid or allocated to Resident Companies.

9.3.1.1.2 Resident Private Individuals

For Resident Private Individuals who purchase and hold Shares as a private investment, the deduction of the withholding tax, as the case may be, exonerates them, in principle, fully from private individual income tax.

Holders of the Shares who receive dividends outside of Belgium without deduction of the withholding tax in Belgium are however under an obligation to declare this income in their tax returns, and will be taxed on this income at 25% plus additional local taxes.

For Resident Private Individuals who purchase the Shares as a professional activity, the dividends (after deduction of any Luxembourg withholding tax) must be declared and are taxed at the progressive rates of private individual income tax applicable to professional income. The withholding tax can in principle be offset against the amount of private individual income tax and is reimbursed to the extent that it exceeds the effective amount of income tax to be paid if the two following conditions are met: the tax payer must have full title to the Shares at the time of allocation or payment of the dividends and the distribution of the dividends must not have led to a reduction in the value of the Shares or a capital loss on the Shares.

9.3.1.1.3 Resident Companies

The dividends received (after deduction of any Luxembourg withholding tax) must be declared and are taxed at the rate of corporation tax.

The withholding tax (if any) may in principle be offset against corporation tax, and any excess may be reimbursed to the extent that it exceeds the effective amount of corporation tax to be paid and if the two following conditions are met: the taxpayer must have full title to the Shares at the time of allocation or payment of the dividends, and the distribution of the dividends must not have led to a reduction in the value of the Shares or a capital loss on the Shares.

Resident Companies may deduct from their taxable income up to 95% of gross dividends received (save for certain non-deductible expenses) if, on the date of allocation or due date for payment of the dividends, they hold at least 5% of ARCELOR's share capital or a shareholding interest of an acquisition value of more than EUR 1,200,000 (quantitative conditions). This 95% exemption of the dividends is, however, only possible if ARCELOR is subject to income tax in Luxembourg (qualitative conditions).

9.3.1.1.4 Resident Legal Entities

For Resident Legal Entities, the tax on dividends (after deduction of any Luxembourg withholding tax) constitutes, in principle, the final tax. If the withholding tax has not been withheld, the beneficiary of the dividends must declare and pay the withholding tax itself to the Belgian Treasury.

9.3.1.2 Income tax-capital gains and capital losses

9.3.1.2.1 Resident Private Individuals

For Resident Private Individuals who hold Shares as a private investment, capital gains on any sale thereof are not in principle taxable, and the losses are not deductible.

By way of exception, speculative capital gains or capital gains generated outside of normal management of a private estate are subject to a tax of 33% (on top of which additional local taxes are due). Losses arising from such transactions are deductible from income from similar transactions.

Resident Private Individuals who hold Shares as part of their profession are taxable, at the progressive rates of tax for private individuals applicable to professional income, on all capital gains made on the sale of the Shares. The losses suffered on the latter are, in principle, deductible from professional income.

9.3.1.2.2 Resident Companies

Resident Companies are not in principle subject to corporation tax on capital gains upon the disposal of Shares, if the dividends which may be allocated by ARCELOR meet the requirement for the 95% exemption on dividends received (see the qualitative conditions referred to in section 9.3.1.1.1.3). The quantitative conditions for exoneration of the dividends do not apply.

In principle, losses on Shares incurred by Resident Companies are not deductible.

9.3.1.2.3 Resident Legal Entities

Capital gains made by Resident Legal Entities upon the disposal of Shares are not in principle subject to Belgian capital gains tax. Capital losses on Shares are not deductible.

9.3.1.3 Indirect taxes

9.3.1.3.1 Tax on stock exchange transactions

The usual rate is 0.17%, with a maximum of EUR 250 per transaction per party.

Transactions effected by the following entities having their tax residence in Belgium and acting for their own account are exempt from this tax:

- professional intermediaries described in the first paragraph of article 2 of the Belgian law of 6th April, 1995;
- insurance companies described in the first paragraph of article 2 of the Belgian law of 9th July, 1975;
- pension funds described in point 6° of the third paragraph of article 2 of the Belgian law of 9th July, 1975; and
- UCITs described in *livre* III of the Belgian law of 4th December, 1990.

9.3.1.3.2 Inheritance tax and gift tax

An inheritance tax is paid on the market value of Shares forming a part of the estate of a Belgian resident.

9.4 Spanish legislation

This section is a summary of the tax regime that is currently likely to apply under Spanish law to investors who are private individuals or legal entities resident in the Kingdom of Spain (respectively "Private Individuals" and "Legal Entities" resident in Spain) and who hold shares in ARCELOR. Amendments to Spanish law, including retroactive amendments, may occur. In particular, such investors should be aware that a Project of modification of the Private Individual Income Tax Law (as defined below), published on 5th June, 2002, is currently under discussion in the Spanish Parliament and that, in principle, it is expected to be enacted within 2002 and it is projected that it shall be applicable to fiscal years starting as from 1st January, 2003. Such project may entail the modification of several aspects of the taxation regime described below; spefically it must be noted that is currently projected that the marginal Private Individual Income Tax rate will be lowered to 45%, the tax rate for capital gains obtained by Private Individuals from assets held for more than one year will be lowered to 15%, and the rate applicable to certain withholdings from payments to and tax prepayments by resident Private Individuals and Legal Entities will be lowered to 15%. These statements are included only for information purposes: they may be subject to changes during the legislative procedure.

In any case, this section is not an exhaustive description of the potential tax consequences resulting from the purchase, holding and/or transfer of shares in ARCELOR; nor, in particular, those deriving for companies holding an interest of 5% or more in ARCELOR. Investors must consult their usual tax adviser in order to assess their own individual tax situation.

9.4.1 Private Individuals resident in Spain

Private Individuals whose usual place of residence is on Spanish territory, in accordance with the provisions of article 9.1 of law No. 40/1998 on Income Tax of Private Individuals and other tax rules (the "Private Individual Income Tax Law") of 9th December, 1998, as well as residents outside of Spain who are members of Spanish diplomatic delegations, Spanish consulate offices or occupying other official positions, pursuant to article 9.2 of the Private Individual Income Tax Law, are considered to be investors resident in Spain, without prejudice to the provisions of the Convention for the avoidance of double taxation entered into between the Kingdom of Spain and the Grand Duchy of Luxembourg of 3rd June, 1986 (the "Treaty") and/or any other convention for the avoidance of double taxation which may be applicable.

Private Individuals, of Spanish nationality, having established tax residence in a country or on territory qualified pursuant to a Spanish regulation as a tax haven for the tax year in which the change of residence occurred and during the four following years, are also considered to be investors resident in Spain.

9.4.1.1 Dividends

Pursuant to article 23 of the Private Individual Income Tax Law, any income from the property, entitlement to use or beneficial ownership of the ARCELOR Shares and, in particular, dividends, will be taxable as "securities income".

In accordance with article 10 of the Treaty, a withholding tax at a maximum rate of 15% will be applied to dividends paid by a Luxembourg company to a Private Individual resident in Spain who properly attests his right to Treaty coverage.

For the purposes of Private Individual Income Tax, the net dividends distributed by ARCELOR are grossed up by the amount of the Luxembourg withholding tax. Administration and depositary costs (except for portfolio management costs) can be deducted in order to assess the tax base. This income is included in the general part of the tax base and is taxed at a progressive rate of taxation of between 18% and 48% (which is the sum of the rates fixed by the Spanish State and those fixed by the autonomous regions).

Pursuant to the Treaty, the amount of withholding tax effectively deducted in Luxembourg constitutes a tax credit in Spain which may be offset against the Private Individual Income Tax, but cannot exceed the amount of Private Individual Income Tax as computed on the gross amount of the dividend.

If the Shares are deposited with Private Individuals or Legal Entities resident in Spain, or Private Individuals or Legal Entities not resident in Spain or, if non-resident, who exercise an activity in Spain through a permanent establishment or where such Private Individuals or Legal Entities are acting as paying agents, a Spanish withholding tax will apply at a rate of 18%, except if a withholding tax has been applied in Spain on this same income. Private Individuals who are resident in Spain may deduct this tax withheld from the amount due in respect of Private Individual Income Tax. If this tax withheld exceeds the amount of Private Individual Income Tax due, Private Individuals may request to be refunded of that excess amount.

9.4.1.2 Capital gains and losses on the disposal of Shares

The capital gains and losses made by Private Individuals resulting from (i) the disposal of Shares for consideration or without consideration or (ii) the other cases of transfers of Shares referred to in section 4 of chapter 1 of part II of the Private Individual Income Tax Law, are determined in accordance with articles 32 to 35 of the Private Individual Income Tax Law. These capital gains or losses will be included in the tax base and subject to taxation, in accordance with the general rules applicable to this type of income, it being worth mentioning that:

(a) When an investor owns securities of the same kind (*homogéneos*) purchased at different dates, those which were acquired at the earliest date will be deemed transferred first.

(b) In accordance with articles 31.5 et seq. of the Private Individual Income Tax Law, the capital losses resulting from the disposal of securities admitted to trading on one of the official Spanish secondary securities markets, and acquired within the two months preceding or following the said disposal, will not be taken into account for calculation of the tax base.

(c) In general, the capital gains on the disposal of Shares acquired more than one year prior to the date of disposal will be taxed at a special rate of 18% (which is the sum of the rates fixed by the Spanish state and those fixed by the autonomous regions).

(d) In the event that the Shares disposed of were acquired less than one year prior to disposal, the capital gains on the disposal is included in the calculation of the general tax base and will be taxed at a progressive rate capped at 48% (which is the sum of the rates fixed by the Spanish state and those fixed by the autonomous regions).

Although the Private Individual Income Tax Law provides that a withholding tax could be applied to capital gains, the rules in force do not make provision for any effective withholding tax on capital gains

deriving from the disposal of shares by investors who are Spanish tax residents and subject to the Private Individual Income Tax.

9.4.1.3 Wealth tax

Pursuant to article 9 of the Private Individual Income Tax Law, Private Individuals resident in Spain are subject to Wealth Tax on the whole of their estate which they own on 31st December of each year, irrespective of where their assets are situated or where their rights may be exercised. Law No. 19/1991 of 6th June, 1991 provides that beyond a threshold of EUR 108,182.18 a progressive tax rate of between 0.2% and 2.5% is applied to the estate.

To this end, the shares of companies which are traded within an official Spanish stock exchange and which are held by Private Individuals as part of their personal estate will be determined at the average market value during the fourth quarter of each year.

9.4.1.4 Inheritance and gift tax

Shares received for no consideration by Private Individuals resident in Spain are subject to Inheritance and Gift Tax in accordance with law No. 29/1987 of 18th December, 1987, applied at a progressive rate of between 7.65% and 81.6% depending on the general scale of rates of taxation and the specific circumstances of the person receiving the shares.

9.4.2 Legal Entities resident in Spain

Legal Entities resident on the Spanish territory, in accordance with article 8 of law No. 43/1995 of 27th December 1995 on Corporation Tax (the "Corporation Tax Law") will be considered to be investors who are Spanish resident investors, without prejudice to the provisions of the Treaty or other conventions for the avoidance of double taxation which may be applicable.

9.4.2.1 Dividends

Legal Entities resident in Spain subject to Corporation Tax must include in their tax base the gross amount of dividends (i.e., the amount grossed up with the Luxembourg withholding tax) or share of profits received, after deduction of the costs related to their shareholding, in accordance with articles 10 et seq. of the Corporation Tax Law.

The dividends distributed by the Company to a company resident in Spain are subject to a Luxembourg withholding tax at a rate of 15% pursuant to article 10 of the Treaty. The 15% rate may be reduced to 5% if the company resident in Spain holds at least 25% of the capital of the Company and the Spanish company has held this interest for a period of at least one year prior to the date of distribution of the dividends. In certain circumstances, no withholding tax is applied if the conditions set out in the EC Council Directive No. 90/435 of 23rd July, 1990 are fulfilled.

In accordance with the Treaty, the Luxembourg withholding tax constitutes a tax credit in Spain, which can not exceed the amount of Corporation Tax computed on the gross amount of the dividends. Dividends from participations equal or higher than 5% can be exempt from Corporation Tax under certain conditions.

The tax credit is offset against the Corporation Tax corresponding to all income from Luxembourg, except for income from permanent establishments located in Luxembourg. The tax credits which are not offset because of insufficient tax may be offset within the ten years following the financial year in which they were obtained.

If the Shares are deposited with Private Individuals or Legal Entities resident in Spain, or with Private Individuals or Legal Entities not resident in Spain who exercise an activity in Spain through a permanent establishment or where such Private Individuals and Legal Entities are acting as paying agents, a Spanish 18% withholding tax will be deducted except if a withholding tax has been applied in Spain on this income. Legal Entities resident in Spain can offset this withholding tax against Corporation Tax due. If this withholding tax exceeds the Corporation Tax due, Legal Entities may request to be refunded of that excess amount.

9.4.2.2 Capital gains or losses on disposal of Shares

The capital gains or losses resulting from the disposal or any other form of transfer of Shares by Legal Entities not owning 5% or more of the Company constitute ordinary income taxable at the normal rate of corporation tax, in accordance with articles 10 et seq. of the Corporation Tax Law.

In the event of a transfer for no consideration to a legal entity subject to corporation tax, the income generated will be taxed in accordance with the rules applicable for corporation tax, inheritance and gift tax not being applicable.

9.4.3 Indirect taxation

The purchase and, as the case may be, the disposal of Shares, will not be subject to any registration duties or value added tax, in accordance with article 108 of law No. 24/1988 of 28th July, 1988 on stock exchanges and the relative tax laws relating thereto.

CHAPTER 10 SUBSCRIPTION AND SALE OF THE BONDS

Société Générale, Deutsche Bank AG London, Commerzbank Aktiengesellschaft, Crédit Agricole Indosuez Lazard Capital Markets and KBC Financial Products UK Limited (the "Managers") have pursuant to a Subscription Agreement dated 27th June, 2002, severally agreed with ARCELOR to subscribe and pay for the Bonds at 100% of their nominal amount less commissions.

The Managers are entitled to terminate the Subscription Agreement in certain limited circumstances prior to the issue of the Bonds.

United States

The Bonds and the Shares to be issued upon conversion or delivered upon exchange of the Bonds have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act") and may, subject to certain exceptions, not be offered or sold within the United States.

The Bonds are being offered and sold outside of the United States in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds or the Shares to be issued upon conversion or delivered upon exchange of the Bonds within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

United Kingdom

Each Manager has represented and agreed that (i) it has not offered or sold and, prior to the expiry of the period of six months from the date of issue of the Bonds, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and (iiii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Bonds to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom such document may otherwise lawfully be issued or passed on.

Luxembourg

Each Manager has further represented and agreed that the Bonds may not be offered or sold through a public offering or a public sale in the Grand Duchy of Luxembourg.

France

Each Manager has represented and agreed that the Bonds are being issued outside of France, and that it has not offered or sold, and will not offer or sell the Bonds in France, and has not distributed and will not distribute or cause to be distributed in France this Prospectus or any other offering material relating to the Bonds, except in a private placement in accordance with article L 411-2 of the *Code monétaire et financier* and Decree no. 98-880 dated October 1, 1998 concerning offers to qualified investors (*investisseurs qualifiés*).

Spain

Each of the Managers has represented and agreed that the Bonds have not been offered or sold and will not be offered or sold in Spain save in accordance with the requirements of the Spanish Securities Market Law (Ley del Mercado de Valores) of 28 July 1988 (as amended by Law 37/1998) and Royal Decree 291/1992 on Issues and Public Offering of Securities (Real Decreto 291/1992 sobre Emisiones y Ofertas Públicas de Valores) of 27 March 1992 (as amended by Royal Decree 2590/1998).

Belgium

No action has been or will be taken by the Issuer or the Managers that would permit a public offering of the Bonds in Belgium. Bonds have not and may not be offered or sold within Belgium, except to institutional investors within the meaning of article 3, 2° of the Belgian Royal Decree of 7th July, 1999 on the public nature of financial transactions, acting for their own account.

GENERAL INFORMATION

1) The issue of the Bonds and of the new Shares which may result from the exercise of the conversion rights by Bondholders has been authorised and approved by the board of directors of ARCELOR at a meeting held on 26th April, 2002 and the Guarantee, the OPRE and the issue of the new Shares and of the New O.C.E.A.N.E. pursuant thereto and the issue of new Shares as a result of conversions of New O.C.E.A.N.E. has been authorised and approved by the board of directors of ARCELOR at a meeting held on 21st June, 2002, all on the basis of the authorised share capital approved by the shareholders of ARCELOR at an extraordinary general meeting held on 11th December, 2001. In accordance with Luxembourg regulations, the issue of the Bonds, the New O.C.E.A.N.E. and the new Shares which may result from their conversion and from the OPRE will be the subject of reports prepared by an independent auditor, Mazars & Guérard (Luxembourg) S.A.

2) The Bonds, the new Shares referred to in 1 above and the New O.C.E.A.N.E. have been admitted to listing on the Luxembourg Stock Exchange. Banque Générale du Luxembourg S.A. is acting as the listing agent for the Bonds and the new Shares. Société Générale Bank & Trust is acting as the listing agent for the New O.C.E.A.N.E. A *notice légale* (legal notice) relating to the issuance and the listing of the Bonds, the new Shares referred to in 1) above and the New O.C.E.A.N.E. and the consolidated articles of association of ARCELOR and of ARCELOR Finance have been registered prior to listing with the Registre de Commerce et des Sociétés at the Luxembourg District Court, where such documents may be obtained upon request.

3) Since 31st March, 2002, the date of ARCELOR's latest unaudited consolidated pro forma financial information included herein, there has been no material adverse change in the condition, financial or otherwise, or in the earnings or business prospects of ARCELOR and its subsidiaries considered as one enterprise except as otherwise disclosed herein.

4) For so long as any of the Bonds and the O.C.E.A.N.E. ARCELOR are outstanding, copies of the most recent annual audited consolidated and unconsolidated financial statements of ARCELOR and the consolidated semi-annual interim financial statements will be available free of charge upon request at the offices of the relevant listing agent.

5) Copies of the consolidated articles of association of ARCELOR and the *contrat d'agent financier* relating to the Bonds and, after their issue the reports of the independent auditor referred to above may be inspected at the offices of the relevant listing agent.

6) The Bonds have been accepted for clearance through Clearstream and Euroclear (Common Code 14840095 and ISIN Code XS 0148400954).

7) The current paying agents for the ARCELOR Shares are

   - in the Grand Duchy of Luxembourg, the principal paying agent, Banque Générale du Luxembourg S.A., 50, avenue J.F. Kennedy, L-2951 Luxembourg,
   - in Belgium, Fortis Banque, 3, Montagne du Parc, B-1000 Brussels,
   - in Spain, the Spanish Liaison Bank,
   - in France, BNP Paribas, 4, rue d'Antin, 75002 Paris.

8) The identification references for the ARCELOR Shares are:

   - Common code: 14020594
   - ISIN Code: LU0140205948
   - SICOVAM Code: 5786
   - CIK Code: SVM 4590.31

APPENDIX I

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF ARBED AND USINOR

All references in this Appendix I to "Group" are in part I.1 to the ARBED group and in part I.2 to the USINOR group

I.1 Consolidated financial statements of ARBED

This section encloses the audited consolidated balance sheets, profit and loss accounts and cash flow statements of the ARBED group for the years ended 31 December 1999, 2000 and 2001 and the notes to the consolidated accounts for the year ended 31 December 2001.

I.1.1 Consolidated balance sheets

Assets	31.12.2001	31.12.2000	31.12.1999
C. Fixed Assets	**8,906.7**	**8,664.6**	**9,230.2**
I. Intangible assets	**63.8**	**63.9**	**61.0**
1. Concessions, patents, licenses, trade marks and similar rights			
a) acquired for valuable consideration	20.2	18.4	5.0
2. Goodwill in so far as acquired for valuable consideration	23.4	19.5	29.2
3. Payments on account	0.4	3.5	3.6
4. Consolidation goodwill	19.8	22.5	23.2
II. Tangible assets	**7,818.8**	**7,627.2**	**7,981.8**
1. Land	385	391.6	502.4
2. Buildings	1,546.8	1,613.9	1,727.0
3. Plant and machinery	5,030.8	4,818.2	4,705.2
4. Other fixtures and fittings, tools and equipment	221.0	238.8	290.7
5. Leasing and similar rights	56.0	78.1	82.3
6. Payment on account and tangible assets in course of construction	579.2	486.6	674.2
III. Financial assets	**1,024.1**	**973.5**	**1,187.4**
1. Shares in affiliated undertakings	103.2	106.2	162.4
2. Loans to affiliated undertakings	18.7	17.5	40.6
3. Participating interests	9.4	45.5	51.7
4. Interests accounted for under the equity method	432.9	405.6	636.0
5. Loans to undertakings in which the company has a participating interest	85.0	14.6	5.5
6. Other investments held as fixed assets	224.8	286.3	248.5
7. Other loans	150.0	97.7	42.6
8. Own shares	0.1	0.1	0.1
D. Current assets	**6,415.7**	**6,504.0**	**5,614.4**
I. Stocks	**3,392.8**	**3,331.1**	**2,759.6**
1. Raw materials and consumables	962.2	904.3	734.5
2. Work in progress	1,013.9	914.5	750.5
3. Finished goods	987.9	1,008.3	816.8
4. Goods for resale	421.0	501.7	454.3
5. Advance payments made	7.8	2.3	3.5
II. Debtors	**1,968.4**	**1,955.1**	**2,186.8**
1. Trade debtors	1,395.2	1,475.9	1,496.8
2. Amounts owed by affiliated undertakings	49.8	38.2	93.2
3. Amounts owed by undertakings in which the company has a participating interest	3.3	13.4	1.0
4. Other debtors	520.1	427.6	595.8
III. Investments	**159.6**	**156.4**	**97.9**
1. Own shares	2.8	3.5	0.8
2. Other investments	156.8	152.9	97.1
IV. Cash at bank and in hand	**894.9**	**1,061.4**	**570.1**
E. Prepayments	**15.0**	**62.5**	**42.7**
Total Assets	**15,337.4**	**15,231.1**	**14,887.3**

Liabilities	31.12.2001	31.12.2000	31.12.1999
		(EUR million)	
A. Capital and reserves	**6,257.9**	**6,320.3**	**6,121.8**
Group's share	**2,673.5**	**2,678.1**	**2,292.3**
I. Subscribed capital	**495.5**	**495.5**	**495.5**
II. Share premium account	**324.6**	**324.6**	**324.6**
III. Own shares	**(73.7)**	**(73.7)**	**(73.7)**
IV. Reserves	**563.1**	**560.5**	**557.5**
1. Legal reserve	49.6	49.6	49.1
2. Reserve for own shares	2.8	3.5	—
3. Undistributable statutory reserve	375.4	375.4	375.4
4. Other reserves	29.4	28.7	32.2
5. Capital gains on disposal of assets (art. 54 LIR)	105.9	103.3	100.8
V. Other consolidation reserves	**1,131.9**	**775.8**	**612.5**
VI. Difference on first consolidation	**209.9**	**209.9**	**216.6**
VII. Foreign currency translation reserve	**(139.5)**	**(113.0)**	**52.7**
VIII. Profit brought forward	**76.0**	**54.9**	**34.2**
IX. Profit for the year (Group's share)	**85.7**	**443.6**	**72.4**
Minority interests	**3,584.4**	**3,642.2**	**3,829.5**
1. In the capital and reserves	3,593.4	3,317.5	3,850.2
2. In the own shares	(169.9)	(169.9)	(169.9)
3. In the profit for the year	160.9	494.6	149.2
B. Provisions for liabilities and charges	**1,939.0**	**1,864.0**	**1,673.2**
1. Provisions for pensions and similar obligations	845.7	796.1	684.8
2. Provisions for taxation	55.7	59.0	12.4
3. Provisions for major repairs and maintenance	142.2	167.9	158.8
4. Provisions for deferred taxation	416.6	448.9	429.2
5. Other provisions	478.8	392.1	388.0
C. Creditors	**7,062.4**	**6,981.4**	**7,032.9**
1. Debenture loans	511.7	510.6	497.0
2. Other loans	679.2	681.8	834.5
3. Amounts owed to credit institutions	2,964.2	2,946.7	3,048.1
4. Amounts received on account of orders	200.3	185.0	125.0
5. Trade creditors	1,520.7	1,543.6	1,232.7
6. Bills of exchange payable	135.9	135.5	125.2
7. Amounts owed to affiliated undertakings	29.5	72.0	53.5
8. Amounts owed to undertakings in which the company has a participating interest	7.2	13.4	12.3
9. Other creditors	1,013.7	892.8	1,104.6
D. Deferred income	**78.1**	**65.4**	**59.4**
Total liabilities	**15,337.4**	**15,231.1**	**14,887.3**

I.1.2 Consolidated profit and loss accounts

	31.12.2001	31.12.2000	31.12.1999
		(EUR millions)	
I. Sales and services	**12,989.5**	**14,201.6**	**11,011.1**
1. Net turnover	12,501.6	13,232.0	10,652.4
2. Change in stocks of finished goods and in work in progress	69.9	498.3	(93.3)
3. Own work capitalized	28.1	25.4	36.0
4. Other operating income	389.9	445.9	416.0
II. Cost of sales and services	**12,626.0**	**13,102.1**	**10,588.0**
5. a) Cost of raw materials and consumables	6,961.2	7,579.9	5,800.3
b) Other external charges	2,354.3	2,243.0	1,843.3
6. Staff costs	2,205.5	2,231.8	1,997.2
a) Wages and salaries	1,588.1	1,555.7	1,449.0
b) Social security costs	617.4	676.1	548.2
7. a) Depreciation and other amounts written off tangible and intangible fixed assets	661.0	633.1	560.6
b) Exceptional amounts written off current assets	18.0	18.2	26.7
8. Other operating charges	426.0	396.1	359.9
III. Operating result	**363.5**	**1,099.5**	**423.1**
IV. Interest income	**292.5**	**268.2**	**170.4**
9. Income from participating interests	10.3	37.3	6.9
10. Investment income from other investments and from long term loans	0.0	0.0	0.0
11. Other interest receivable and similar income	282.2	230.9	163.5
V. Interest charges	**484.2**	**499.7**	**405.4**
12. Amounts written off investments	32.5	45.8	31.8
13. Interest payable and similar charges	451.7	453.9	373.6
VI. Net financial result	**(191.7)**	**(231.5)**	**(235.0)**
14. Share in the ordinary results of the companies accounted for under the equity method	10.1	76.9	82.1
VII. Result on ordinary activities before taxation	**181.9**	**944.9**	**270.2**
15. Tax on result on ordinary activities	(23.7)	149.2	32.2
VIII. Result on ordinary activities after taxation	**205.6**	**795.7**	**238.0**
IX. Result on extraordinary activities before taxation	**65.1**	**142.5**	**(16.4)**
16. Extraordinary income	65.1	208.1	30.2
17. Extraordinary charges	—	65.6	46.6
18. Tax on extraordinary result	24.1	0.0	0.0
X. Extraordinary result after taxation	**41**	**142.5**	**(16.4)**
XI. Result for the year	**246.6**	**938.2**	**221.6**
Result attributable to minority interests	160.9	494.6	149.2
XII. Result for the year attributable to the group	**85.7**	**443.6**	**72.4**
Earnings per share (Euros)			
– before dilution	9.54	49.4	8.1
– after dilution	8.65	44.4	7.1

I.1.3 Consolidated cash flow statements

	31.12.2001	31.12.2000	31.12.1999
		(EUR millions)	
I. OPERATING ACTIVITIES			
Consolidated net profit (Group)	85.7	443.6	72.4
Consolidated net profit (Minority interests)	160.9	494.6	149.2
Result of companies accounted for under the equity method net of dividends received	9.1	(56.8)	(58.0)
Depreciation and other amounts written off tangible fixed assets	661	633.1	560.6
Capital gains on sales of assets, movements in provisions and other value adjustments, capital transactions	(1.5)	(22.8)	32.9
CASH FLOW	915.2	1,491.7	757.1
Changes in working capital requirements			
Stocks: (Increase = –)	(26.7)	(561.5)	165.0
Debtors and others: (Decrease = +)	18.3	(345.7)	(67.1)
Creditors: (Increase = +)	(31.8)	50.8	16.3
INCREASE (= –) IN WORKING CAPITAL REQUIREMENTS	(40.2)	(165.0)	114.2
CASH FLOW FROM OPERATING ACTIVITIES	875.0	1,326.7	871.3
II. INVESTMENT ACTIVITIES			
Acquisitions of assets			
– intangible	(16.6)	(23.3)	(14.7)
– tangible	(946.9)	(921.3)	(965.4)
– financial	(219.6)	(229.5)	(76.0)
Acquisition of ARISTRAIN	(32.7)	(32.7)	(32.7)
Acquisition of ACB	—	—	(4.6)
Acquisition of UCIN	(29.7)	(29.7)	(86.3)
Full consolidation of CSBM		—	100.0
TOTAL ACQUISITIONS	(1,245.5)	(1,236.5)	(1,079.7)
DISPOSALS OF ASSETS			
– tangible	57.2	26.4	41.9
– financial	117	54.7	10.8
– disposal of EGEMIN	—	—	16.6
– disposal of SAMITRI	—	541.2	—
TOTAL DISPOSALS	174.2	622.3	69.3
CASH FLOW RELATING TO INVESTMENT	(1,071.3)	(614.2)	(1,010.4)
III. FINANCING ACTIVITIES			
Capital increase	—	—	—
Contribution of the minority interests in capital increase	24.5	—	—
New loans and other financing items	912.4	778.1	926.1
Loans redeemed	(663.2)	(860.7)	(926.6)
Dividends paid by parent company to its shareholders	(64.7)	(20.8)	(18.5)
Dividends paid by subsidiaries to minority shareholders	(142.5)	(49.7)	(73.3)
CASH FLOW RELATING TO FINANCIAL ACTIVITIES	66.5	(153.1)	(92.3)
IV. OTHER MOVEMENTS	2.8	18.9	(35.8)
V. EXCHANGE RATE FLUCTUATIONS	(36.3)	(28.5)	18.4
VI. INCREASE (= +) IN CASH POSITION	(163.3)	549.8	(248.8)
VII. CASH POSITION AT THE BEGINNING OF THE FINANCIAL YEAR:	1,217.8	668.0	916.8
Cash at bank and in hand	894.9	1,061.4	570.1
Investments	159.6	156.4	97.9
VIII. CASH POSITION AT THE END OF THE FINANCIAL YEAR:	1,054.5	1,217.8	668.0

I.1.4 Notes to the consolidated accounts as at December 31, 2001

NOTE 1 Accounting principles

1.1 Accounting bases

ARBED's consolidated accounts are prepared in accordance with Luxembourg law, which enacts the 7th EEC Directive, and with the following accounting principles inspired by US GAAP (United States Generally Accepted Accounting Principles):

- the non-capitalization of expenditures such as formation expenses, restructuring costs and research and development expenses,
- application of the historical cost basis : no statutory or optional upward revaluation of tangible fixed assets or reversal of revaluations,
- inventory valuation in accordance with the FIFO or weighted average price method,
- the depreciation of tangible fixed assets over their estimated economic life on a consistent basis throughout the group irrespective of local tax rules applicable to the various consolidated entities,
- adequate provisioning for future costs arising from additional contractual or voluntary pension arrangements,
- the recognition of deferred taxes.

1.2 Principles of consolidation

The consolidated accounts include all significant subsidiaries, whether directly or indirectly controlled, after the restatement of their financial statements to ensure consistency with group accounting policies.

Control is presumed to exist where the majority of the voting rights are held, where the right to appoint or remove the majority of the board of directors is achieved or by the presence of an agreement with other shareholders or partners giving the company control as previously defined.

Furthermore, effective control is also considered to apply when the group has a dominant influence over the financial and operating policies of the entity in question.

Companies are generally considered to be significant to the group when both their turnover and shareholder's equity exceed EUR 1.25 million. At the end of 2001, 240 (2000: 225) companies are fully consolidated in addition to ARBED SA.

1.3 Joint ventures

All significant companies under joint control have been accounted for under the equity method.

1.4 Associated companies accounted for under the equity method of consolidation

The equity method is used for all companies, which are considered as significant and in which the group holds, directly or indirectly, between 20% and 50% (89 companies in 2001 compared with 86 in the prior year).

1.5 Goodwill on consolidation

Goodwill on consolidation represents the difference between the cost of acquisition of a consolidated company and the group's share of the fair value of the net assets at the date of acquisition after recognition of unrealized gains and losses at that date, as well as provisions for liabilities and charges reflecting probable contingent losses identified at that date.

Positive goodwill on consolidation arises where the book value exceeds the adjusted capital and reserves and is recorded as an intangible asset in the balance sheet. Goodwill is amortized on a straight-line basis generally over 5 years (trading activities) or 10 years (industrial activities).

Negative goodwill on consolidation arising prior to 1990 is included in "Difference on first consolidation" in the group's "Capital and reserves". Minor differences arising from 1990 are included in the result for the relevant financial year. Significant differences are deducted from tangible fixed assets and are consequently allocated to income on the same basis as the depreciation of these assets.

1.6 Foreign currency translation

All balance sheet items, except capital and reserves are translated at the year-end rate. Capital and reserves are translated at historic rates. Exchange differences arising from the movement in closing rates are recorded in reserves under "Foreign currency translation reserve".

Profit and loss account items are translated at the average rate for the year, exchange rate differences are recorded in the result for the year.

Exchange rates applied:

	Exchange rates applied	2001 closing	average	2000 closing	average
1 Euro = ...	GBP	0.6085	0.6224	0.6241	0.6093
	KRW (100)	11.6144	11.5607	11.8765	10.4603
	USD	0.8813	0.8969	0.9305	0.9234
	CAD	1.4077	1.3888	1.3965	1.3702
	CZK	3.9622	34.0704	35.0471	35.5278
	SGD	1.6306	1.6057	1.6280	1.5877
	PLN	3.4953	3.6780	—	—

1.7 Consolidated accounts in Euro

The consolidated accounts are published in Euro currency in which the capital is denominated as a result of the decision of the shareholders' meeting of May 28, 1999 to convert the "Capital and reserves" account of ARBED SA into Euro.

1.8 Pensions and similar obligations

Certain employees of the group are entitled to retirement benefits in addition to those stipulated by the legislation in force in the country in which the individual companies are located. This contribution by the group can be either on a contractual or voluntary basis depending on the country and system involved. Generally, these pension plans are defined benefit plans, administered by the company itself or, in certain cases, subcontracted to insurance companies. Provisions are also recorded to cover commitments in respect of early retirement.

The calculation of these additional commitments is based on actuarial valuation carried out in accordance with FAS 87 for the main entities taking into account the probability of an employee leaving before retirement age, mortality assumptions, as well as estimates of salary increases and assumptions regarding investment returns.

1.9 Taxation

Deferred taxes arise from the fiscal analysis of each balance sheet item. Provisions for deferred taxes are computed in accordance with FAS 109; except that assets and liabilities on all temporary differences are offset for each consolidated fiscal entity and only the net deferred tax liability is recognized in the balance sheet, excluding any net deferred tax asset. The liability method is applied, whereby deferred taxes are calculated at the latest actual or anticipated rate at the closing date. No provision is recorded in the consolidated accounts for taxes due on the distribution of reserves by shareholders or participating interests where such reserves are considered to be invested on a permanent basis.

1.10 Movement in Capital and Reserves (EUR Million)

	31.12.2000 Total	Allocation 2000 and 2001 and transfers	Capital Increases	2001 result and exchange differences	31.12.2001 Total
I. Subscribed capital (ARBED SA)	495.5	—	—	—	495.5
II. Share premium account (ARBED SA)	324.6	—	—	—	324.6
III. Own shares	(73.7)	—	—	—	(73.7)
IV. Reserves (ARBED SA)	560.5	2.6	—	—	563.1
V. Other consolidation reserves	775.8	356.1	—	—	1,131.9
VI. Difference on first consolidation	209.9	—	—	—	209.9
VII. Foreign currency translation reserve	(113.0)	—	—	(26.5)	(139.5)
VIII. Results brought forward (ARBED SA)	54.9	21.1	—	—	76.0
IX. Result for the year	443.6	(443.6)	—	85.7	85.7
TOTAL Capital and reserves (Group's share)	2,678.1	(63.8)	—	59.2	2,673.5

1.11 Minority interests

	31.12.2000 Total	Allocation 2000 and 2001 and transfers	Change in scope of consolidation	2001 result and exchange differences	31.12.2001 Total
1. Capital and reserves (ARBED SA)	3,317.5	352.1	(38.7)	(37.5)	3,593.4
2. Own shares	(169.9)	—	—	—	(169.9)
3. Result for the year	494.6	494.6	—	160.9	160.9
TOTAL Capital and reserves (Minority interests' share)	3,642.2	(142.5)	(38.7)	123.4	3,584.4

NOTE 2 Movement in intangible assets

	R + D costs	Patents acquired for valuable consideration	Own patents	Goodwill acquired for valuable consideration	Payments on account and similar payments	Goodwill on consoli-dation	TOTAL
				(EUR million)			
A. Acquisition cost							
at December 31, 2000	24.0	55.6	—	60.1	3.5	134.1	277.3
Movements in 2001							
– Inclusion into consolidation scope	—	—	—	1.4	—	34.8	36.2
– Withdrawals from consolidation scope	—	—	—	—	—	—	—
– Investments during the year	1.6	9.3	—	4.6	0.1	1.0	16.6
– Disposals, reallocations, transfers and currency translation differences	(1.6)	2.1	—	(11.6)	(3.2)	—	(14.3)
at December 31, 2001	24.0	67.0	—	54.5	0.4	169.9	315.8
B. Value adjustments							
at December 31, 2000	24.0	37.2	—	40.6	—	111.6	213.4
Movements in 2001							
– Inclusion into consolidation scope	—	—	—	0.4	—	—	0.4
– Withdrawals from consolidation scope	—	—	—	—	—	—	—
– Amounts provided during the year	0.3	9.6	—	1.5	—	38.5	49.9
– Disposals, reallocations, transfers and currency translation differences	(0.3)	—	—	(11.4)	—	—	(11.7)
at December 31, 2000	24.0	46.8	—	31.1	—	150.1	252.0
C. Net book value							
at December 31, 2000	—	18.4	—	19.5	3.5	22.5	63.9
at December 31, 2001	—	20.2	—	23.4	0.4	19.8	63.8

NOTE 3 Movement in tangible assets

	Land	Buildings	Plant and Machinery	Other fixtures and fittings, tools and equipment	Leasing and similar rights	Payment on account and tangible assets under construction	TOTAL
				(EUR Million)			
A. Acquisition cost							
at December 31, 2000	429.5	3,168.1	10,517.1	800.1	121.1	486.8	15,522.7
Movements in 2001							
– inclusion into consolidation scope.	2.4	9.0	7.4	1.6	—	1.4	21.8
– Withdrawls from consolidation . .	—	—	—	—	—	—	—
– Investments during the year	9.1	41.8	194.9	48.9	3.9	648.3	946.9
– Disposals, reallocations, transfers and currency translation differences	(18.0)	(150.9)	407.6	(106.0)	(37.2)	(556.5)	(461.0)
at December 31, 2001	423.0	3,068.0	11,127.0	744.6	87.8	580.0	16,030.4
B. Value adjustments							
at December 31, 2000	37.9	1,554.2	5,698.9	561.3	43.0	0.2	7,895.5
Movements in 2001							
– inclusion into consolidation scope.	0.3	3.3	4.2	1.0	—	0.2	9.0
– Withdrawals from consolidation. .	—	—	—	—	—	—	—
– Amounts provided during the year	4.8	74.3	481.5	46.5	3.9	0.6	611.6
– Disposals, reallocations, transfers and currency translation differences	(5.0)	(110.6)	(88.4)	(85.2)	(15.1)	(0.2)	(304.5)
at December 31, 2001	38.0	1,521.2	6,096.2	523.6	31.8	0.8	8,211.6
C. Net book value							
at December 31, 2000	391.6	1,613.9	4,818.2	238.8	78.1	486.6	7,627.2
at December 31, 2001	385.0	1,546.8	5,030.8	221.0	56.0	579.2	7,818.8

NOTE 4 Movement in financial assets

	Shares in affiliated under-takings	Loans to affiliated under-takings	Particip-ating interests	Interests accounted for under the equity method	Loans to particip-ating interests	Other invest-ments held as fixed assets	Other loans	Own shares	TOTAL
				(EUR million)					
A. Acquisition cost									
at December 31, 2000	266.3	29.5	51.6	405.6	14.8	300.4	110.2	0.1	1,178.5
Movements in 2001									
– Inclusion into consolidation scope	(29.6)	—	—	60.5	—	—	—	—	30.9
– Withdrawals from consolidation	—	—	—	—	—	—	—	—	—
– Investments during the year	51.1	—	—	10.1	—	35.7	—	—	96.9
– Disposals, reallocations, transfers, currency translation differences and others	(22.5)	(7.7)	(30.4)	(43.3)	70.4	(98.2)	52.3	—	(79.4)
at December 31, 2001	265.3	21.8	21.2	432.9	85.2	237.9	162.5	0.1	1,226.9
B. Value adjustments									
at December 31, 2000	160.1	12.0	6.1	—	0.2	14.1	12.5	—	205.0
Movements in 2001									
– Inclusion into consolidation scope	—	—	—	—	—	—	—	—	—
– Withdrawals from consolidation	—	—	—	—	—	—	—	—	—
– Amounts provided during the year	5.4	3.7	6.6	—	—	—	—	—	15.7
– Disposals, reallocations, transfers, currency translation differences and others	(3.4)	(12.6)	(0.9)	—	—	(1.0)	—	—	(17.9)
at December 31, 2001	162.1	3.1	11.8	—	0.2	13.1	12.5	—	202.8
C. Net book value									
at December 31, 2000	106.2	17.5	45.5	405.6	14.6	286.3	97.7	0.1	973.5
at December 31, 2001	103.2	18.7	9.4	432.9	85.0	224.8	150.0	0.1	1,024.1

NOTE 5 Information by sectors of activity

A. Consolidated turnover (EUR Million)

	2001		2000	
	EUR million	%	EUR million	%
1) Consolidated turnover by geographical markets				
EU countries	8,503.9	68.0	8,776.0	66.3
Other European countries	404.4	3.3	347.0	2.6
Other countries	3,593.3	28.7	4,109.0	31.1
	12,501.6	**100.0**	**13,232.0**	**100.0**
2) Consolidated turnover by sectors of activity				
Iron and Steelmaking-Flat Products	5,304.7	42.4	5,386.1	40.7
Iron and Steelmaking-Long Products	3,368.8	27.0	3,310.5	25.0
Stainless steel	840.3	6.7	945.0	7.1
Trading	2,106.3	16.8	2,619.0	19.8
Wire Drawing	637.5	5.1	668.6	5.1
Copper Foil	67.3	0.6	94.6	0.7
Engineering	117.4	0.9	101.7	0.8
Miscellaneous and financial activities	59.3	0.5	106.5	0.8
	12,501.6	**100.0**	**13,232.0**	**100.0**

B. Results by sectors of activity

2001	Flat products	Long products			Stainless steel	Distribution	Wire drawing	Copper foil	Engineering
			Heavy	Light					
					(in EUR million)				
Consolidated turnover	5,304.7	3,368.8	1,802.6	1,566.2	840.3	2,106.3	637.5	67.3	117.4
– % of group turnover	42.4	27.0	14.5	12.5	6.7	16.8	5.1	0.6	0.9
EBITDA	414.2	423.7	220.5	203.2	(2.1)	37.3	107.6	14.1	0.7
– % of group	40.4	41.4	21.5	19.9	(0.2)	3.6	10.5	1.4	0.1
EBIT	79.2	220.7	119.2	101.5	(40.3)	13.0	74.7	1.1	(2.5)
– % of group	21.8	60.7	32.8	27.9	(11.1)	3.6	20.6	0.3	(0.7)
Tangible investment	517.7	218.3	108.4	109.9	43.3	31.3	29.3	90.7	3.4
– % of group	54.7	23.0	11.4	11.6	4.6	3.3	3.1	9.6	0.4
Workforce(*)	24,195	13,483	8,609	6,874	1,829	3,114	3,880	478	666
2000									
Consolidated turnover	5,386.1	3,310.5	1,813.6	1,496.9	945.0	2,619.0	668.6	94.6	101.7
– % of group turnover	40.7	25.0	13.7	11.3	7.1	19.8	5.1	0.7	0.8
EBITDA	739.1	523.6	268.9	254.7	156.2	118.6	131.4	29.6	3.3
– % of group	42.7	30.2	15.5	14.7	9.0	6.8	7.6	1.7	0.2
EBIT	444.5	325.8	159.7	166.1	120.9	95.0	95.1	18.0	0.3
– % of group	40.4	29.6	14.5	15.1	11.0	8.6	8.6	1.6	0.0
Tangible investment	575.6	200.6	94.4	106.2	23.9	28.1	36.7	43.2	2.5
– % of group	62.5	21.8	10.3	11.5	2.6	3.0	4.0	4.7	0.3
Workforce(*)	24,030	14,092	6,805	7,287	1,667	3,230	3,956	388	676

(*) Excluded workforce of companies accounted for under the equity method.

Workforce (Annual Average)

Method of consolidation	2001			2000		
	Workers and apprentices	Employees	Total	Workers and apprentices	Employees	Total
Fully consolidated companies	32,281	16,290	48,571	32,646	16,294	48,940
GROUP TOTAL	32,281	16,290	48,571	32,646	16,294	48,940
Companies accounted for under the equity method	7,290	3,035	10,325	4,804	2,269	7,073
Total	**39,571**	**19,325**	**58,896**	**37,450**	**18,563**	**56,013**

NOTE 6 Pensions and similar obligations (EUR Million)

	2001	2000
	EUR million	
Amount of commitments as at December 31:	1,072.7	1,000.2
– according to the nature of the pension system		
– by provisions in the balance sheet	845.7	796.1
– by reserves established with insurance companies	227.0	204.1
– according to the type of commitment covered		
– early retirement compensation	176.2	104.4
– complementary retirement, indemnities and other advantages	896.5	895.8

NOTE 7 The effect of tax on the ordinary activities (EUR Million)

A. Taxation charge

The taxation charge for the year can be detailed as follows:

	2001	2000
	EUR million	
Corporate taxation charge	27.4	91.0
Deferred taxation charge	(27.0)	58.2
TOTAL taxation charge	**0.4**	**149.2**

A1. Reconciliation between the taxation charge and result on ordinary activities before taxation:

	2001	2000
	EUR million	
Net profit (group's share)	85.7	443.6
Minority interests	160.8	494.6
Net profit from companies accounted for under the equity method	(10.1)	(76.9)
Taxation charge	0.4	149.2
Profit before taxation	236.8	1,010.5
Theoretical taxation charge	**78.1**	**373.4**
Theoretical rate	32.98%	36.95%
Theoretical taxation charge	78.1	373.4
Permanent differences	(37.2)	(129.9)
Changes in deferred taxes	14.5	(46.7)
Tax credits	(48.4)	(72.2)
Taxation on prior year profits	(8.5)	22.8
Operations taxed at a specific tax rate	1.9	1.8
Effective tax charge	**0.4**	**149.2**
Effective rate	0.17%	14.76%

A2. The taxation charge relating to the permanent differences includes mainly the following as at December 31, 2001:

	EUR million
Non-taxable gains on sales of fixed assets	(14.9)
Non-taxable financial operations	(22.9)
Non-deductible charges	12,2
Amortization of the goodwill	6.3
Non-deductible value adjustments on assets	(13.6)
Others	(4.3)
TOTAL	**(37.2)**

B. Deferred taxation

B1. Variation in the balance sheet provision for deferred taxation can be detailed as follows:

	2001	2000
	EUR million	
Balance at January 1,	448.9	429.2
Income (charge) for the year	(27.0)	58.2
Change in the consolidation scope	0.8	(38.1)
Impact of change in exchange rate fluctuations	(6.1)	(0.4)
Balance at December 31,	**416.6**	**448.9**

B2. Origin of the deferred tax assets and liabilities:

	Assets		Liabilities		Net	
	2001	2000	2001	2000	2001	2000
		EUR million		EUR million		EUR million
Formation costs	(2.2)	(3.1)	—	—	(2.2)	(3.1)
Intangible assets	(5.5)	(4.6)	—	—	(5.5)	(4.6)
Tangible assets	(0.4)	(0,1)	719.0	738.4	178.6	738.3
Financial fixed assets	—	—	0.2	0.2	0.2	0.2
Stocks	(5.7)	(28.2)	23.1	22.3	17.4	(5.9)
Other assets	(3.2)	(1.4)	1.4	1.3	(1.8)	(0.1)
Provisions	(146.6)	(175.7)	3.0	2.8	(143.6)	(172.9)
of which pensions	(81.4)	(111.3)	2.3	1.9	(79.1)	(109.4)
of which major repairs	(39.2)	(50.1)	—	—	(39.2)	(50.1)
of which other provisions	(26.0)	(14.3)	0.7	0.9	(25.3)	(13.4)
Other liabilities	(3.6)	—	5.3	5.9	1.7	5.9
Tax losses carried forward	(152.4)	(96.4)	—	—	(152.4)	(96.4)
Other tax credits	(15.8)	(12.5)	—	—	(15.8)	(12.5)
Deferred tax assets (—)/liabilities net	**(335.4)**	**(322.0)**	**752.0**	**770.9**	**416.6**	**448.9**

B3. Non-recognised deferred tax assets:

	2001	2000
	EUR million	EUR million
Tax losses carried forward	456.8	362.1

NOTE 8 Financial commitments

	2001		2000	
	TOTAL	incl. non-consolidated affiliated companies	TOTAL	incl. non-consolidated affiliated companies
	(EUR million)			
1. Debtors for guarantee on bills in circulation	23.6	—	15.1	—
2. Personal guarantees given on behalf of third parties	66.4	5.5	80.4	12.7
3. Commitments to acquire or to dispose of fixed assets	276.7	3.7	388.6	8.5
4. Forward currency buying and selling	932.4	—	1,213.0	—
5. Interest rate contracts	3,700.5	—	2,496.8	—
6. Miscellaneous rights and commitments	351.6	—	532.8	—
7. Personnel savings programme of the steel industry	56.4	—	55.0	—

NOTE 9 Directors' emoluments

Global amount of the remuneration allocated to the administrators of ARBED SA for the functions exercised by them in 2001 for ARBED SA and other companies of the group. . . . . EUR 1,3 million

NOTE 10 Debenture loans

– Convertible debenture loans				
ARBED SA	DEM	275.0 million	3,250%	1997-2004
– Other debenture loans				
ARBED SA	LUF	2,000 million	6,750%	1996-2003
ARBED SA	LUF	2,500 million	5,375%	1998-2006
Sidmar-Finance (Groupe ARBED) SA	LUF	2,000 million	5,750%	1997-2004
ARBED SA	EUR	100 million	6,000%	2000-2005
Companhia Siderúrgiga Belgo-Mineira	BRL	51 million	TJLP+5%	2000-2005
Belgo-Mineira Participação Industria e Comércio SA	BRL	98 million	TJLP+3%	1998-2010
	BRL	28 million	IGP-M+6%	2000-2011

NOTE 11 Residual term of creditors

Maturities	31.12.2001 Up to one year	1 to 5 years	Over 5 years	TOTAL	31.12.2000 Up to one year	1 to 5 years	Over 5 years	TOTAL
				(EUR million)				
1. Debenture loans	16.9	458.6	36.2	511.7	14.9	393.2	102.5	510.6
(including parent company convertible loans)	(0.8)	(140.6)	—	(141.4)	(0.8)	(140.6)	—	(141.4)
2. Other loans.	372.9	247.3	59.0	679.2	146.7	450.8	84.3	681.8
3. Amounts owed to credit institutions	1,500.6	1,178.9	284.7	2,964.2	1,321.4	1,278.1	347.2	2,946.7
4. Amounts received on account of orders.	200.3	—	—	200.3	185.0	—	—	185.0
5. Trade creditors.	1,510.4	8.5	1.8	1,520.7	1,531.1	9.1	3.4	1,543.6
6. Bills of exchange payable. . . .	124.8	5.3	5.8	135.9	133.1	—	2.4	135.5
7. Amounts owed to affiliated undertakings	29.5	—	—	29.5	72.0	—	—	72.0
8. Amounts owed to participations	7.2	—	—	7.2	13.4	—	—	13.4
9. Other creditors.	864.4	100.0	49.3	1,013.7	791.8	82.7	18.3	892.8
(including tax and social security)	(387.3)	(31.6)	—	(418.9)	(427.4)	(40.0)	—	(467.4)
TOTAL	**4,627.0**	**1,998.6**	**436.8**	**7,062.4**	**4,209.4**	**2,213.9**	**558.1**	**6,981.4**
Credits guaranteed by securities, mortgages and goodwill pledged . .				1,157.5				1,011.9

NOTE 12 Residual term of debtors

Maturities	31.12.2001 Up to one year	More than one year	TOTAL	31.12.2000 Up to one year	More than one year	TOTAL
		(EUR million)			(EUR million)	
1. Trade debtors	1394.8	0.4	1,395.2	1,475.6	0.3	1,475.9
2. Amounts owed by affiliated companies .	48.8	1.0	49.8	36.2	2.0	38.2
3. Amounts owed by companies in which the company has participating interests .	3.3	—	3.3	13.4	—	13.4
4. Other debtors	402.1	118.0	520.1	280.1	147.5	427.6
TOTAL	**1,849.0**	**119.4**	**1,968.4**	**1,805.3**	**149.8**	**1,955.1**

NOTE 13 **List of the Group's companies**

Companies which are consolidated or accounted for under the equity method (329 companies, excluding ARBED SA)

The number of companies increased in 2001 from 311 to 329. Apart from ARBED SA, the consolidation included 240 fully consolidated companies and 89 companies accounted for under the equity method.

The significant changes in the consolidation scope are as follows:

- the inclusion into the scope of consolidation, by full consolidation, of new companies in the flat products sector: Decosteel 2 (organic coating), and companies producing panel-sandwiches: Prekon in Poland and Vikam in the Czech Republic;
- the extension of the scope in the stainless steel sector to include Horst Zaabel GmbH and Staalcentrum Limburg NV;
- in the trading sector, PADEL, ProfilARBED Distribution Exploitation Luxembourg SA formerly know as SML Société de Manutention Luxembourgeoise; other movements in this sector lead to the removal of three companies;
- in the copper foil sector, the inclusion of Isofoil GIE and Circuit Foil Service SA in Wiltz on an equity basis;
- in the miscellaneous and other financial activities sector, the inclusion on a consolidated basis of AIS Finance (Groupe ARBED) Snc, MecanARBED Sàrl, Sotel Réseau & Cie Scs and the inclusion, on an equity basis of the IEE Automotive Sàrl group and its two subsidiaries;
- the Argentinean producer ACINDAR Industria Argentina de Aceros SA and its 20 subsidiaries and holdings were accounted for under the equity method by Belgo-Mineira. Abemex SA also became part of the consolidation of the Brazilian group;
- in Spain, the ACERALIA group disposed of its interest in the Ros Casares trading sub-group which included 27 subsidiaries. The other changes in the consolidation scope of the ACERALIA group generated an increase of 12 companies.

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
A.1. Flat products		
a. Fully consolidated		
ACERALIA Corporación Siderúrgica SA, Goxón (E) and its 21 Subsidiaries:	—	35.00
– ACB, ACR Decapado AIE, Sesiao (E)	—	100.00
– Aceralia Color Acero SL, Pamplona (E)	—	100.00
– Aceralia Construcciones SL, Segloo (E)	—	100.00
– Aceralia Construclalia SL, Pamplona (E)	—	100.00
– Aceralia Rotec SL, Vera de Bidasoa (E)	—	51.00
– Aceralia Sidstahl Iberica SA, Madrid (E)	—	100.00
– Aceralia Sidstahl Portugal SL, Cascals (P)	—	100.00
– Aceralia Transformados SA, Pamplona (E)	—	100.00
– Acería Compacta de Bizkaia SA, Sestao (E)	—	77.71
– Arcelor Espanay SA, Madrid (E)	—	100.00
– Asturiana de Perfiles SA, Langreo (E)	—	60.00
– Cortes y Aplanados Siderúrgicos SA, Barcelona (E)	—	100.00
– Galvanizaciones del Mediterráneo SA, Puerto Sagunto (E)	—	51.00
– Metalúrgica Asturiana SA, Mieres (E)	—	100.00
– Recuperaciones Férricas Integrales SA, Sestao (E)	—	100.00
– Recuperaciones Medioambientales Ind.SA, Sestao (E)	—	52.00
– Robert Smith Steels Ltd, Mersyside (UK)	—	100.00
– Siderúrgica del Mediterráneo SA, Puerto Sagunto (E)	—	51.00
– Taylormetal SA, Zaragoza (E)	—	100.00
– Tetracero SA, Gijón (E)	—	100.00
– Contisteel (Holdings) Ltd, Andover (UK)	—	100.00
sub-group including 2 subsidiaries:		
– Contisteel Ltd, Andover (UK)	—	100.00
– Contisteel (Southern) Ltd, Andover (UK)	—	100.00
Bregal-Bremer Galvanisierungs-GmbH, Bremen (D)	—	75.05
BRE.M.A Warmwalz Gmbh & Co KG, Bremen (D)	—	90.00
Cofrafer SA, Bonneuil sur Marne (F)	—	100.00
Decosteel NV, Geel (B)	—	100.00
Decosteel 2 NV, Geel (B)	—	100.00
Europese Staal Prefabricatie NV, Geel (B)	—	100.00
Ferrometalli-Safem Spa, Milano (I)	—	92.34
Flachform Stahl GmbH, Schwerte (D)	—	100.00
Galtec NV, Gent (B)	—	50.00
Laminoir de Dudelange SA, Dudelange (L)	—	100.00
OCAS-Onderzoekscentrum voor Aanwending van Staal NV, Zelzate (B)	—	100.00
Perry Willenhall Steel Service Centres Ltd, Willenhall (UK)	—	86.62
PREKON Sp. z o.o., Starachowice (PL)	—	100.00
Sidcenter NV, Gent (B)	2.86	100.00
Sidgal E.S.V., Gent (B)	—	100.00
SIDMAR NV, Gent (B)	71.4	71.74
SIDMAR-STAHLwerke Bremen-SSC NV, Gent (B)	—	100.00
Sidstahl Deutschland Stahlhandels-GmbH, Köln (D)	—	100.00
Sidstahl France SA, Paris (F)	—	99.98
Sidstahl Luxembourg SA, Dudelange (L)	—	100.00
Sidstahl NV, Gent (B)	—	100.00
Sikel NV, Genk (B)	—	100.00
STAHLwerke Bremen GmbH, Bremen (D)	—	69.67

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
Tailor Steel America LLC, Holt MI (USA)	—	65.17
Tailor Steel GmbH & Co KG, Bremen (D)	—	100.00
Tailor Steel Investment Inc, New York NY (USA)	—	100.00
Tailor Steel NV, Genk (B)	—	100.00
Tuberie de Differdange SA, Differdange (L)	—	100.00
Vikam Praha A.S., Praha (CZ)	—	60.00
b. Equity method		
Aceralia Bremet SL, Langreo (E)	—	60.00
Aceros URS SA, Viladecans (E)	—	45.02
Ach Paneles AIE, Azuqueca de Henares (E)	—	60.00
Cía Hispano-Brasileira de Pelotizaçao SA, Vitoria (BR)	—	49.11
Comercial de Hojalata y Metales SA, San Adrian (E)	—	23.00
Ensilectric SA, Avilés (E)	—	40.00
Ensisteel Inc, New York NY (USA)	—	100.00
Ensitalia Srl, en liquidation, Milano (I)	—	100.00
Ferramentas e Accessorios Industriais Lda, Agueda (P)	—	40.00
Gonvauto Navarra SA, Navarra (E)	—	100.00
Infisa GmbH, activity ceased Düsseldorf (D)	—	100.00
Lusitana de Distribuçao Siderúrgica Lda, Ribatejo (P)	—	100.00
Perfiles Especiales SA, Pamplona (E)	—	100.00
Refeinsa Cataluña SL, Castellbisbal (E)	—	100.00
Samper Refeinsa Galicia SL, Vigo (E)	—	50.00
Solmed Galvanizados SL, Puerto Sagunto (E)	—	25.00
Ewald Giebel-Luxemburg GmbH, Dudelange (L)	—	33.33
Galvalange Sàrl, Dudelange (L)	—	50.00
R.Bourgeois SA, Besançon (F)	—	30.00
Segal SCàrl, Flémalle (B)	—	33.33
A.2. Long heavy products		
a. Fully consolidated		
ACERALIA Corporación Siderúrgica (Long heavy product) ACERALIA Perfiles Group (E) and its 10 subsidiaries:		
- Aceralia Perfiles Bergara SA, Bergara (E)	—	100.00
- Aceralia Perfiles France SA, Merignac (F)	—	97.80
- Aceralia Perfiles Italia Srl, Torino (I)	—	100.00
- Aceralia Perfiles Madrid SL, Madrid (E)	—	100.00
- Aceralia Perfiles Olaberria SL, Olaberría (E)	—	100.00
- Aceralia Perfiles SL, Madrid (E)	—	100.00
- Aceralia Perfiles U.K. Ltd, Rayleigh (UK)	—	100.00
- Aceralia Perfiles Zaragoza SA, Zaragoza (E)	—	100.00
- Aristrain Hispano Trade GmbH, Düsseldorf (D)	—	100.00
- Fercome Trading SL, Valencia (E)	—	100.00
ARBED-Finanz Deutschland GmbH, Saarbrücken (D)	—	99.00
ARES SA, Rodange (L)		
total:	—	78.63
voting:	—	79.52
Europrofil Deutschland GmbH, Köln (D)	—	100.00
Europrofil France SA, Paris (F)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
Europrofil SA, Esch s/Alzette (L)	—	100.00
ISPC-Internat.Sheet Piling Co Sàrl, Esch s/Alzette (L)	—	100.00
MecanARBED Dommeldange Sàrl, Luxembourg (L)	100.00	100.00
Newco Sàrl & Cie Secs, Luxembourg (L)	99.00	100.00
Newco Sàrl, Luxembourg (L)	—	100.00
ProfilARBED SA, Esch s/Alzette (L)	99.45	100.00
Socabel (Groupe ARBED) Senc, Luxembourg (L)	99.99	100.00
Socadi (Groupe ARBED) Senc, Luxembourg (L)	99.99	100.00
Stahlwerk Thüringen GmbH, Unterwellenborn (D)	—	100.00
STUL-SA du Train Universel de Longwy, Herserange (F)	100.00	100.00
b. Equity method		
Consignaciones Asturianas SA, Gijón (E)	—	100.00
Ilsacer 2000 SL, Zaragoza (E)	—	50.00
Instituto Técnico de la Estructura del Acero SL, San Sebastian (E)	—	69.75
Kramer and Sons Trading Co, Detroit MI (USA)	—	50.00
Megaço Jma Comercio Siderúrgico Ltda, Palmela (P)	—	38.67
Redalsa SA, Valladolid (E)	—	26.00
Sobrinos de Manuel Cámara SA, Rentería (E)	—	50.00
Sociedad Auxiliar del Pto.de Pasajes SA, Rentería (E)	—	99.98
Triturados Férricos SL, Madrid (E)	—	33.30
LME-Laminés Marchands Européens SA, Trith Saint Léger (F)	—	34.00
and its 2 subsidiaries:		
- Laminoirs du Ruau SA, Monceau s/Sambre (B)	—	100.00
- TLM-Train à Laminés Marchands SA, Esch s/Alzette (L)	—	100.00
A.3. Long light products		
a. Fully consolidated		
ACERALIA Corporación Siderúrgica		
(Long light products)		
ACERALIA Redondos Group (E)		
and its 8 subsidiaries:		
- Aceralia Redondos Azpeitia SL, Azpeitia (E)	—	100.00
- Aceralia Redondos Comercial SA, Azpeitia (E)	—	100.00
- Aceralia Redondos Getafe SL, Getafe (E)	—	100.00
- Aceralia Redondos Lasao SA, Azpeitia (E)	—	100.00
- Aceralia Redondos Zumárraga SA, Zumárraga (E)	—	100.00
- Aciérie de l'Atlantique SA, Boucau (F)	—	100.00
- Emesa Trefilería SA, Arteixo (E)	—	100.00
- Industrias Gálycas SA, Vitoria (E)	—	100.00
Armasteel Belgium SA, Wavre (B)	—	100.00
Armasteel SA, Wavre (B)	—	100.00
Companhia Siderúrgica Belgo-Mineira, Belo Horizonte (BR)		
total:	0.26	55.80
voting:	0.44	59.71
and its 4 subsidiaries:		
- Aeindar Belgo-Mineira Exports SA, Buenos Aires (RA)	—	100.00
- Belgo-Mineira Part.Ind.e Comércio SA, Juiz de Fora (BR)	—	99.99
- Belgo-Mineira Uruguay SA, Montevideo (UY)	—	100.00
- BelgoPar SA, Belo Horizonte (BR)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
b. Equity method		
Acindar Industria Argentina de Aceros SA,		
Buenos Aires (RA)		
total:	—	20.44
voting :	—	21.67
and its 20 subsidiaries:		
– Acero Express SA, Buenos Aires (RA)	—	50.00
– Acindar do Brasil Ltda, São Paulo (BR)	—	100.00
– Acindar Uruguay Indústria Argentina de Aceros S.A, Montevideo (ROU)	—	100.00
– Agrinsa-Agro Industrial SA, La Rioja (RA)	—	100.00
– Armar Prestação de Serviços Ltda, São Paulo (BR)	—	100.00
– Armax SA, Córdoba (RA)	—	50.00
– Aser SA, San Luis (RA)	—	100.00
– Central Pedro de Mendoza SA, on liquidation, Buenos Aires (RA)	—	86.40
– Clamet SA, San Luis (RA)	—	100.00
– Comercial Acindar Chile Ltda, Santiago (RCH)	—	100.00
– Fortunato Bonelli y CIA. SA, Buenos Aires (RA)		
total:	—	49.00
voting:	—	71.67
– Impeco SA, San Luis (RA)	—	100.00
– Indema SA, San Luis (RA)	—	100.00
– Invertrad SA, Buenos Aires (RA)	—	100.00
– I.P.H. do Brasil Comércio e Representações Ltda, São Paulo (BR)	—	90.00
– I.P.H. S.A.I.C.F. SA, Buenos Aires (RA)	—	33.00
– Puar SA, San Luis (RA)	—	100.00
– Sampa SA. San Luis (RA)	—	100.00
– Sistemas Constructivos Integrales SA, Buenos Aires (RA)	—	50.00
– Tejimet SA, San Luis (RA)	—	100.00
Société Nationale de Sidérurgie SA, Al Hoceima (MA)	—	8.50
A.4. Stainless steel		
a. Fully consolidated		
AL-Center NV, Genk (B) (2)	11.76	100.00
AL-Fin NV, Genk (B)	—	100.00
ALZ Luxembourg SA, Rodange (L)	—	100.00
ALZ NV, Genk (B)	—	100.00
Horst Zaabel GmbH, Garbsen (D)	—	100.00
Staalcentrum Limburg NV, Genk (B)	—	100.00
Sunbrite NV, Genk (B)	—	100.00
Weha Edelstahl Werner Huch GmbH, Ratingen (D)	—	50.10
A.5. Trading sector		
a. Fully consolidated		
ARBED Americas Inc, New York NY (USA)	—	100.00
sub-group including 26 subsidiaries:		
– ARBED Americas Atlantic Spc, Wilmington DE (USA)	—	100.00
– Arkansas Steel Processing Inc, Armoral AR (USA)	—	100.00
– Arkansas Steel Processing Inc, Bessemer AL (USA)	—	100.00
– Associated Pile and Fitting Corp, Clifton NJ (USA)	—	100.00
– Casteel Inc, Belpre OH (USA)	—	100.00
– Considar Inc, New York NY (USA)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
– Considar WP Acquisition Corp, New York NY (USA)	—	85.00
– Excel Trading Corp, San Anselmo CA (USA)	—	100.00
– Hanna Sales Corp, Pittsburgh PA (USA)	—	100.00
– Hochschild Partners LLC, New York NY (USA)	—	69.38
– J & F Steel Corp, Burns Harbor IN (USA)	—	100.00
– JBF Commercial Corp, New York NY (USA)	—	100.00
– JBF Financial Corp, Wilmington DE (USA)	—	100.00
– Midwest Steel & Tube Inc, Chicago IL (USA)	—	100.00
– Mineral Trading Corp, New York NY (USA)	—	100.00
– Olsher Coated Steel LLC, New York NY (USA)	—	80.00
– PA Pipe Inc, Camp Hill PA (USA)	—	100.00
– Skyline Steel Corp, Parsippany NJ (USA)	—	100.00
– Stainless International Inc, New York NY (USA)	—	100.00
– TradeARBED Canada Inc, Burlington ONT (CDN)	—	100.00
– TradeARBED New York Inc, New York NY (USA)	—	100.00
– TrefilARBED Canada Ltd, Toronto ONT (CDN)	—	100.00
– TrefilARBED Inc, New York NY (USA)	—	100.00
– TrefilARBED Stainless Inc, New York NY (USA)	—	100.00
– Ultra Metals Inc, Oaksbrook Terrace IL (USA)	—	100.00
– White Pine Copper Refenery Inc, White Pine MI (USA)	—	100.00
A + R Flammstahl GmbH, Brandenburg (D)	—	100.00
A + R Profilstahl GmbH, Neckarsulm (D)	—	100.00
Almetal Beheer NV, Gent (B)	—	92.49
Almetal Holding NV, Gent (B)	—	100.00
e-ARBED Distribution SA, Esch s/Alzette (L)	—	100.00
Eucosider Commercial SA, Pétange (L)	—	100.00
Euco-Stahl GmbH, Düsseldorf (D)	—	100.00
Ferrometalli-Safem Commerciale Spa, Milano (I)	—	100.00
Flamm-Stahl GmbH, Ratingen (D)	—	100.00
Flamm-Stahl Thüringen GmbH, Unterwellenborn (D)	—	100.00
Laminados Velasco SL, Basauri (E)	—	67.00
sub-group including 25 subsidiaries:		
– Auxiliar Laminadora Alavesa SA, Olaeta (E)	—	100.00
– Cántabra de Laminados Velasco SA, Santander (E)	—	100.00
– Castellana de Laminados Velasco SA, Burgos (E)	—	100.00
– Elaborados y Construcción SA, Getafe (E)	—	100.00
– Ferronía SA, Andoain (E)	—	100.00
– Laminados Canarias SA, Telde (E)	—	100.00
– Laminados Comavesa SA, Getafe (E)	—	100.00
– Laminados Gonvelsa SL, Llanera (E)	—	100.00
– Laminados Siderúrgicos Arbizu SA, Arbizu (E)	—	100.00
– Laminados Siderúrgicos Duero SA, Aranda de Duero (E)	—	90.00
– Laminados Siderúrgicos La Coruña SA, Arteixo (E)	—	100.00
– Laminados Siderúrgicos Miranda SA, Miranda de Ebro (E)	—	100.00
– Laminados Siderúrgicos Murcia SA, San Ginés (E)	—	100.00
– Laminados Siderúrgicos Orense SA, S.Cibrao das Viñas (E)	—	90.00
– Laminados Siderúrgicos Sampol SL, Palma de Mallorca (E)	—	75.05
– Laminados Siderúrgicos Sevilla SA, Alcalá de Guadaira (E)	—	100.00
– Laminados Siderúrgicos Toledo SA, Villaluenga de la Sagra (E)	—	55.00
– Laminados Siderúrgicos Valencia SA, Valencia (E)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
– Laminados Siderúrgicos Valladolid SA, Valladolid (E)	—	100.00
– Laminados Siderúrgicos Vigo SA, Porriño (E)	—	100.00
– Laminados Siderúrgicos Vitoria SA, Vitoria (E)	—	100.00
– SA Productos Empresas Metalúrgicas, Salvatierra (E)	—	100.00
– Servicio del Acero SA, Basauri (E)	—	100.00
– Tremad SA, Icazteguieta (E)	—	90.00
– Tubos y Decapados SA, Basauri (E)	—	100.00
ProfilARBED Staalhandel BV, Born (NL)	—	100.00
sub-group including 20 subsidiaries:		
– ABC BV, Nijmegen (NL)	—	100.00
– Anviroma NV, Overpelt (B)	—	100.00
– ARBED Damwand België NV, Overpelt (B)	—	100.00
– ARBED Damwand Nederland BV, Moerdijk (NL)	—	100.00
– Betonijzer Buigcentrale Limburg BV, Born (NL)	—	100.00
– Borotrans Born BV, Born (NL)	—	100.00
– Bouwstaal Nederland BV, Born (NL)	—	100.00
– Calimco BV, Born (NL)	—	100.00
– Cogeaf NV, Schoten (B)	—	95.93
– Demanet-Cassart Aciers SA, Seneffe (B)	—	100.00
– Kielco Nederland BV, Born (NL)	—	100.00
– Lamot Transport NV, Merksem (B)	—	100.00
– Leduc Trading NV, Schoten (B)	—	100.00
– Limbustaal BV, Meersen (NL)	—	100.00
– Lommaert Walserijprodukten BV, Born (NL)	—	100.00
– Lommaert/Montan Wapeningsstaal BV, Nijmegen (NL)	—	100.00
– Montan Staal BV, Den Haag (NL)	—	100.00
– M-Soft NV, Overpelt (B)	—	100.00
– ProfilARBED Distribution België NV, Overpelt (B)	—	100.00
– ProfilARBED Staalhandel Nederland BV, Born (NL)	—	100.00
Montana Walzstahl GmbH, Ratingen (D)	—	100.00
Possehl Eisen- und Stahl- GmbH, Neu-Ulm (D)	—	100.00
ProfilARBED Distribution Deutschland GmbH, Ratingen (D)	—	100.00
ProfilARBED Distribution Exploitation Luxembourg SA, Differdange (L)	—	100.00
ProfilARBED Distribution Luxembourg SA, Pétange (L)	—	100.00
ProfilARBED Distribution SA, Esch s/Alzette (L)	—	100.00
ProfilARBED Distribution France SAS, Paris (F)	—	90.00
TradeARBED Export (Luxembourg) SA, Luxembourg (L)	—	100.00
TradeARBED Participations Sàrl, Luxembourg (L)	—	100.00
TradeARBED Private Limited, Singapore (SGP)	—	100.00
and its subsidiaries:		
– TradeARBED Malaysia SDN. BHD., Kuala Lumpur (MAL)	—	100.00
TradeARBED SA, Luxembourg (L)	50.00	100.00
USB Unterwellenborner Schneidbetrieb GmbH, Saalfeld (D)	—	100.00
Van Heyghen Recycling NV, Gent (B)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
b. Equity method		
Alfonso Gallardo SA, Badajoz (E)	—	30.00
ARBED Comercial de Mexico SA, Queretaro (MEX) (3)	—	100.00
ARBED Comercial do Brasil Ltda, Belo Horizonte (BR) (3)	—	60.00
Calibrados Prodera SA, Miravallaes (E)	—	50.00
Considar Metal Marketing SA, Bertrange (L) (3)	—	50.00
Ferralca SA, Fuenlabrada (E)	—	30.00
and its 2 subsidiaries:		
– Alfonso Gallardo Asturias SA, Corvera (E)	—	75.42
– Alfonso Gallardo Madrid SA, Madrid (E)	—	100.00
Gonsider SL, Madrid (E)	—	42.87
and its subsidiary:		
– Gonvarri Industrial SA, Madrid (E)	—	70.00
Sub-group including 10 subsidiaries		
– Bikostar SA Madrid (E)	—	100.00
– Cia Pramotora del Litoral de la Mastia SA, Madrid (E)	—	25.00
– Gonvarri Brasil SA, Sao Paulo (BR)	—	100.00
– Gonvarri Industrial Maroc Sàrl, Sidi Bernoussi (MA)	—	99.98
– Gonvarri Nordest Spa, Concordia dl Fontanellato (I)	—	99.99
– Gonvarri Productos Siderúrgicos SA, Vendas de Azeitao (P)	—	100.00
– Gonvauto SA, Castellbisbal (E)	—	100.00
– Hierros Villaverde SA, Talavera de la Reina (E)	—	54.75
– Hierros y Aplanaciones SA, Corvera (E) (4)	—	81.50
and its subsidiaries:		
– Hierros y Aplanaciones Francia SA, Saint Médard en Jalles (F)	—	100.00
– Industrial Ferrodistribuidora SA, Puerto Sagunto (E)	—	97.50
Industrias Zarra SA, Galdacano (E)	—	25.00
A.6. Wire drawing		
a. Fully consolidated		
Estate Wire Ltd, Sheffield (UK)	—	100.00
TrefilARBED Arkansas Inc, Pine Bluff AR (USA)	—	100.00
TrefilARBED Bettembourg SA, Dudelange (L)	100.00	100.00
TrefilARBED Bissen SA, Bissen (L)	—	100.00
TrefilARBED Cheb Sro, Jesenice u Chebu (CZ)	—	80.00
3 companies of Belgo-Mineira group:		
– Belgo Bekaert Aroman SA, Contagem MG(BR)	—	54.85
– BMB-Belgo-Mineira Bekaert Artefatos de Arame Ltda, espasiano (BR)	—	55.50
– Jossan SA, Feira de Santana (BR)		
total:	—	99.03
voting :	—	99.99

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
b. Equity method		
4 companies of Belgo-Mineira group:		
– Cimaf Cabos SA, Sao Paulo (BR)	—	50.00
– Procables SA, Lima (PE)	—	47.74
– Productos de Acero SA, Santiago (RCH)	—	50.00
– Wire Rope Industries SA, Montréal QUE (CDN)	—	50.00
TrefilARBED Korea Co Ltd, Yangsan (ROK)	—	50.00
A.7. Copper foil		
a. Fully consolidated		
CFL Canada Investment Inc, Montréal QUE (CDN)	—	100.00
Circuit Foil America (Société en commandite), Montréal QUE (CDN)	—	51.00
Circuit Foil Luxembourg Trading Sàrl, Wiltz (L)	100.00	100.00
b. Equity method		
Circuit Foil Service SA, Weidingen/Wiltz (L)	—	45.40
IsoFoil GIE, Wiltz (L)	—	50.00
A.8. Engineering		
a. Fully consolidated		
Paul Wurth SA, Luxembourg (L)	45.24	48.01
and its 3 subsidiaries:		
– Paul Wurth do Brasil Ltda, Belo Horizonte (BR)	—	99.97
– Paul Wurth Inc, Canonsburg PA (USA)	—	100.00
– Paul Wurth Ltd, Burlington ONT (CDN)	—	100.00
A.9. Miscellaneous and financial activities		
a. Fully consolidated		
ARBED SA, Luxembourg (L)	—	—
ACERALIA Internacional BV, Amsterdam (NL)	—	100.00
ACERALIA Steel Trading BV, Amsterdam (NL)	—	100.00
AIS Finance (Groupe ARBED) Snc, Luxembourg (L)	—	100.00
Allard Gieterij NV, Gent (B)	—	100.00
ALZ Steel Service Centers Holding NV, Genk (B)	—	100.00
ARBED España BV, Amsterdam (NL)	52.00	100.00
ARBED International Insurance Consultants SA, Luxembourg (L)	4.00	96.00
ARBED Investment Services SA, Luxembourg (L)	99.92	100.00
ASBM Sàrl, Luxembourg (L)	17.46	100.00
Belsid Inc, Wilmington DE (USA)	—	100.00
Brussimmo NV, Gent (B)	—	100.00
DAF Group NV, Gent (B)	—	100.00
Finindus NV, Bruxelles (B)	—	50.00
Immobilière Schlassgoart (Groupe ARBED) Senc, Luxembourg (L)	100.00	100.00
MecanARBED Sàrl, Luxembourg (L)	99.00	100.00
Persebras SL, Olaberria (E)	—	100.00
SA Luxembourgeoise d'Exploitations Minières, Luxembourg (L)	99.99	100.00
Sidarfin NV, Gent (B)	—	100.00
Sidarsteel NV, Gent (B)	—	100.00
Sidinvest NV, Gent (B)	—	100.00
Sidmar Finance (Groupe ARBED) SA, Luxembourg (L)	1.00	100.00
Sotel SC, Esch s/Alzette (L)	73.98	77.00
Sotel Réseau et Cie Secs, Esch s/Alzette (L)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
4 companies of Belgo-Mineira group:		
– BEMEX International Ltd, Hamilton (BRM)	—	100.00
– BMF-Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte (BR)	—	100.00
– CAF Santa Bárbara Ltda, Belo Horizonte (BR)	—	100.00
– Usina Hidrelétrica Guilman-Amorim SA, Belo Horizonte (BR)	—	51.00
b. Equity method		
Haven Genk NV, Genk (B)	—	50.00
IEE Automotive Sàrl, Echternach (L)	—	100.00
and its 2 subsidiaries:		
– IEE-International Electronics & Engineering Sàrl, Luxembourg (L)	—	100.00
– IEE Automotive USA Inc, Auburn Hills MI (USA)	—	100.00
InvestAR Sàrl, Luxembourg (L)	50.00	50.00
SOTEG-Société de Transport de Gaz SA, Luxembourg (L)	19.95	20.00
B. NON-CONSOLIDATED UNDERTAKINGS (207 companies)		
B.1. Non-consolidated affiliated undertakings (156 companies)		
6 companies of the Belgo-Mineira group:		
– BEMEX-Belgo-Mineira Comercial Exportadora SA, Belo Horizonte (BRA)	—	100.00
– BME-Belgo-Mineira Engenharia Ltda, Belo Horizonte (BRA)	—	100.00
– BMS-Belgo-Mineira Sistemas SA, Belo Horizonte (BRA)	—	99.99
– Itaúna Siderúrgica Ltda, Itaúna (BRA)	—	100.00
– PBM-Picchioni BM Distr. de Tít. e Val. Mobil. SA, Belo Horizonte (BRA)		
total:	—	74.50
voting:	—	49.00
– Sibral Participações Ltda, Belo Horizonte (BRA)	—	100.00
AGIFEP, Arbed Group Investors for Electronic Purchasing SA, Luxembourg (L)	—	100.00
AGIFESA, Arbed Group Investors for Electronic Sales SA, Luxembourg (L)	—	100.00
Alma Recyclage SA, Rodange (L)	—	100.00
Alpha Profil SA, Paris (F)	—	99.76
ALZ Edelstahl Handels-GmbH, Essen (D)	—	100.00
ALZ France Sàrl, Cergy Pontoise (F)	—	100.00
ALZ Iberica SA, Barcelona (E)	—	100.00
ALZ Immo Invest SL, Barcelona (E)	—	100.00
ALZ Italia Srl, Milano (I)	—	100.00
ALZ Nordic AB, Eskilstuna (S)	—	100.00
ALZ Stahl AG, Kriens (CH)	—	100.00
ALZ Stainless Ltd, Sheffield (UK)	—	100.00
ARBED Assekuranz Vermittlungs-GmbH, activity ceased, Bremen (D)	—	100.00
ARBED Building Concepts SA, activity ceased, Differdange (L)	—	100.00
ARBED International Trading France Sàrl, activity ceased, Paris (F)	—	100.00
ARBED Investments SA, Luxembourg (L)	99.90	100.00
Armatures SA, Pontpierre (L)	—	100.00
A.S.C.Praha, Praha (CZ)	—	100.00
Belgo Trade SA, Luxembourg (L)	—	100.00
BREMA Warmwalz GmbH, Bremen (D)	—	100.00
CFA Management Inc, Montréal QUE (CDN)	—	51.00
Circuit Foil Engineering Sàrl, Weidingen/Wiltz (L)	—	100.00
Circuit Foil Trading USA Inc, Glenside PA (USA)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
Circuit Foil UK Ltd, Silloth Carlisle (UK)	—	100.00
Cofralux SA, Differdange (L)	—	100.00
Color Profil GmbH, München (D)	—	100.00
Color Profil NV, Geel (B)	—	100.00
Considar Benelux NV, Bruxelles (B)	—	100.00
Considar Europe SA, Bertrange (L)	—	100.00
Considar Far East Ltd, in liquidation, Hong Kong (China)	—	100.00
Considar Metal Marketing Inc., Toronto (CDN)	—	100.00
Considar Private Ltd, Singapore (SGP)	—	100.00
Considar UK Ltd, Sheffield (UK)	—	100.00
Corea SA, Senningerberg (L)	50.00	100.00
Dania Grundstückverwaltungs-GmbH, Köln (D)	—	98.00
D'Hollander Recycling NV, Gent (B)	—	100.00
EBT-Electron Beam Technology GmbH, Bremen (D)	—	100.00
e-ILPA GmbH, Ilmenau (D)	—	51.00
Ekosto NV, Sint Gillis Waas (B)	—	100.00
Electro Holding Company SA, Luxembourg (L)	99.25	100.00
Emesa Trefilería UK Ltd, Manchester (UK)	—	100.00
Eucosider France SA, Thionville (F)	—	100.00
Europrofil Benelux Nederland BV, Rotterdam (NL)	—	100.00
Ferrolit SA, activity ceased, Luxembourg (L)	—	100.00
Ferropol SA, Luxembourg (L)	—	100.00
Flagerba Découpe SA, Barberey Saint Sulpice (F)	—	96.00
Geprolux SA, Luxembourg (L)	—	100.00
GIE pr la réal.d'actifs immob.du groupe ARBED, Luxembourg (L)	97.54	100.00
Global Shipping & Chartering NV, Antwerpen (B)	0.02	100.00
Groupement des Ind.Sid.Luxembourgeoises SC, Luxembourg (L)	78.26	100.00
Hathersage Metals Ltd, activity ceased, Sheffield (UK)	—	100.00
Hein, Lehmann Montage GmbH, Köln (D)	—	100.00
Hughes and Spencer Steel Ltd, Willenhall (UK)	—	99.99
ICPE-Immob.du Centre Polyv.de l'Enfance Sàrl, Luxembourg (L)	—	100.00
Immobilière Campus Sàrl, Luxembourg (L)	—	100.00
Immobilière Contourdiff Sàrl, Luxembourg (L)	25.00	100.00
Immobilière Dräi Eechelen Sàrl, Luxembourg (L)	—	100.00
Immobilière Tudor Sàrl, Luxembourg (L)	—	100.00
Kaag Management CV, Gentbrugge (B)	—	90.51
K.I.V. I NV, Genk (B)	—	100.00
Lapandry Acier SA, Casablanca (MA)	—	99.60
Le Fer à Béton SA, Yutz (F)	—	100.00
Leynse Metals Recycling BV, Middelburg (NL)	—	80.00
Luxembourg Steel Trading Shanghai Co Ltd, Shanghai (China)	—	100.00
Luxembourg Steel Wuhan Co Ltd, Wuhan (China)	—	100.00
Luxmet SA, Differdange (L)	—	100.00
Marocacier SA, Luxembourg (L)	—	80.00
Midi Aciers Profils Génie Civil SA, Beauzelle (F)	—	100.00
MONTAN Sàrl Serv.d'Assurances du Pers.Sidér., Luxembourg (L)	20.00	100.00
Nefer NV, Zutendaal (B)	—	100.00
OCAS GmbH, Bremen (D)	—	100.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
ORN' Oxycoupage Sàrl, Chailloue (F)	—	96.00
PAD Participations France SA, Paris (F)	—	98.50
Palfroid SA, Carignan (F)	99.99	100.00
Parrec SA, Audun le Tiche (F)	—	85.25
Paul Wurth A.S., Ostrava-Vitkovice (CZ)	—	100.00
Paul Wurth Belgium SA., Bruxelles (B)	—	100.00
Paul Wurth de México SA, Monclova (MEX)	—	99.00
Paul Wurth Empreendimentos e Participacoes Ltda, Belo Horizonte (BR)	—	99.95
Paul Wurth Equipamentos Ltda, Belo Horizonte (BR)	—	99.00
Paul Wurth India Plc, New Delhi (IND)	—	100.00
Paul Wurth International SA, Luxembourg (L)	—	100.00
Paul Wurth Metal Technology (Beijing) Co. Ltd, Beijing (China)	—	100.00
Paul Wurth Umwelttechnik GmbH, Essen (D)	—	100.00
Perry Investments Ltd, Willenhall (UK)	—	100.00
Pre-Finished Steels Ltd, Willenhall (UK)	—	100.00
Primorec SA, Differdange (L)	—	76.00
RBM-Rohr Beschichtung Muldenstein GmbH, Muldenstein (D)	—	100.00
Recyfin NV, Geel (B)	—	100.00
Recyfina SA, Rodange (L)	—	100.00
Recyfrance SA, Sedan (F)	—	100.00
Recylux SA, Rodange (L)	—	100.00
Retra NV, Gent (B)	—	51.00
Rodange Finance SA, Rodange (L)	—	100.00
RWM-Rohrwerke Muldenstein GmbH, in bankruptcy, Muldenstein (D)	—	100.00
Safem Raccordi Spa, Padova (I)	—	100.00
S.C.I. Draï Eechelen SCI, Luxembourg (L)	—	100.00
Shanghai Bourgeois Leicong Precision Mechanics and Dies Ltd, Shanghai (China)	—	64.00
Sidfra SA, Bonneuil s/Marne (F)	—	99.86
Sidlease NV, Gent (B)	—	100.00
Sidstahl Belgium NV, Gent (B)	—	100.00
Sidstahl Italia Srl, Milano (I)	—	100.00
Sidstahl Nederland BV, Rotterdam (NL)	—	100.00
Sidstahl UK Ltd, Birmingham (UK)	—	100.00
SLCI-Société Luxbg.de Comm.International SA, Bertrange (L)	—	100.00
Soberi International SA, Bruxelles (B)	—	72.86
Sobesteel SA, Wavre (B)	—	100.00
Société des Mines d'Ottange II Sàrl, activity ceased, Yutz (F)	—	99.97
Société Immobilière Audunoise SA, Audun le Tiche (F)	99.95	100.00
Société Immobilière du Fort Thüngen Sàrl, Luxembourg (L)	20.00	60.00
Sogap SA, Bonneuil s/Marne (F)	—	99.94
Steel Finance Center NV, Geel (B)	—	100.00
Surfaçage de Normandie SA, Chailloue (F)	—	79.95
Tailor Steel Deutschland GmbH, Bremen (D)	—	100.00
TradeARBED Austria GmbH, Steyr (A)	—	100.00
TradeARBED Celik dis Ticaret AS, Istanbul (TR)	—	99.75
TradeARBED Danmark A/S, Kobenhavn (DK)	—	100.00
TradeARBED Deutschland GmbH, Köln (D)	—	99.98
TradeARBED España SA, Madrid (E)	—	100.00
TradeARBED Finland OY, Helsinki (FIN)	—	100.00
TradeARBED France SA, Paris (F)	13.36	99.90

Name and registered office	Proportion of capital held by ARBED SA %	Proportion of capital held in total[1] %
TradeARBED Italia Srl, Milano (I)	—	100.00
TradeARBED Magyarorszag Kft, Kecskemet (H)	—	100.00
TradeARBED Norge AS, Oslo (N)	—	100.00
TradeARBED Polska Sp.z.o.o., Katowice (PL)	—	100.00
TradeARBED Praha Sro, Praha (CZ)	—	100.00
TradeARBED Schweiz AG, Basel (CH)	—	100.00
TradeARBED Steel Center Bratislava Sro, Bratislava (SK)	—	100.00
TradeARBED Steel Center Polska Sp.z.o.o., Katowice (PL)	—	100.00
TradeARBED Steel Center Praha Sro, Praha (CZ)	—	100.00
TradeARBED UK Ltd, Birmingham (UK)	—	100.00
Transaf NV, Antwerpen (B)	5.00	100.00
TrefilARBED CR Sro, Cheb (CZ)	—	80.00
TrefilARBED Greenhouse SA, Bissen (L)	—	80.00
TrefilARBED Solarhouse Kft, Kecskemet (H)	—	53.33
TrefilARBED Grembergen SA, activity ceased, Luxembourg (L)	—	100.00
TrefilARBED Sales Holding Sàrl, Bissen (L)	—	100.00
- TrefilARBED Benelux BV, s'Hertogenbosch (NL)	—	100.00
- TrefilARBED Deutschland GmbH, Köln (D)	—	100.00
- TrefilARBED France SA, Vincennes (F)	—	100.00
- TrefilARBED Italia Srl, in liquidation, Milano (I)	—	100.00
- TrefilARBED (UK) Ltd, Nantwich (UK)	—	100.00
TrefilARBED Welding NV, in bankruptcy, Gent (B)	100.00	100.00
VALPA-Valenciennes Parachèvements SA, in liquidation, Trith Saint Léger (F)	—	100.00
Verconsid-Verzekering Consultant Sidmar NV, Gent (B)	—	100.00
Verwaltungsgesellschaft RAG-Beteiligung mbH, Essen (D)	65.00	65.00
Weha Edelstahl Handels GmbH, Ansfelden (A)	—	100.00
Wellstead Ltd, Dublin (IRL)	—	100.00
Willenhall Steel Stockholders Ltd, Willenhall (UK)	—	100.00
Wolmet Ltd, in liquidation, Sheffield (UK)	—	100.00
B.2. Non-consolidated associated undertakings (51 companies)		
Almetal Deutschland GmbH, Witten (D)	—	50.00
Assoc.Coop.Zélandaise de Carbonisation UA, activity ceased, Sluiskil (NL)	—	50.00
BuyForMetals NV, Bruxelles (B)	—	25.00
Cifer-Compañia Española de Recuperaciones Férricas SA, Bilbao (E)	—	19.50
CoalARBED Internat.Trading Partnership Co, Baltimore MD (USA)	—	50.00
Compagnie des Fers Sàrl, Lyon (F)	—	50.00
Considar Coal NV, Bruxelles (B)	—	50.00
Belgian Bunkering Considar Trading NV, Bruxelles (B)	—	100.00
Constructiewhz.Vandekerckhove NV, in bankruptcy, Roeselare (B)	—	49.80
E-Foam GIE, Wiltz (L)	—	50.00
Erzkontor Ruhr GmbH, Essen (D)	—	33.33
Euroscan Instruments SA, Namur (B)	—	20.00
Foot Invest CVBA, Gent (B)	—	14.16
FTI Faserbetontechnik GmbH, St.Florian s/Inn (A)	—	33.33
GIE pr la promotion de la constr.d'une centrale TGV, Luxembourg (L)	25.00	50.00
GIE pr l'ét.de la reconv.des sit.sid.au Luxembourg, in liquidation, Luxembourg (L)	50.00	50.00
GSX.COM Trading e Commerce CORP, Chicago IL (USA)	—	17.85
Immobilière 2007 Sàrl, Luxembourg (L)	—	50.00

Name and registered office	Proportion of capital held by ARBED SA %	in total[1] %
Ingaver-Innovative Gasverwertungs-GmbH, activity ceased, Bremen (D)	—	50.00
KR Wertstoffaufbereitungs-GmbH, Bremen (D)	—	25.10
Kwaliteitsbeheer voor Stortplaatsen NV, Gent (B)	—	50.00
Lenoir & Mernier Société Nouvelle SA, Bogny s/Meuse (F)	—	49.63
– Lenoir & Mernier Luxembourg Sàrl, Pétange (L)	—	95.00
– Séroma Sàrl, Bogny s/Meuse (F)	—	100.00
Luxcontrol SA, Esch s/Alzette (L)	—	22.00
Luxfer SA, Aubange (B)	—	40.00
Luxgaz Distribution SA, Contern (L)	—	25.00
Oriental Sheet Piling Sdn Bhd, Petaling Jaya (MAL)	—	25.00
Ovet-Overslagbedrijf Terneuzen BV, Terneuzen (NL)	—	33.33
Portal NV, in liquidation, Bruxelles (B)	—	40.00
Procuro NV, in liquidation, Bruxelles (B)	—	20.00
Rolanfer Recyclage SA, Woippy (F)	—	20.00
Scraps Trading Company SL, Bilbao (E)	—	50.00
Société de développement AGORA Sàrl, Esch s/Alzette (L)	50.00	50.00
Société de développement AGORA Sàrl et Cie, Esch s/Alzette (L)	49.83	50.17
Société des Arquebusiers de la Ville de Luxembourg SA, Luxembourg (L)	33.33	33.33
Société du Port Fluvial de Mertert SA, Mertert (L)	—	45.00
Stadion Gent NV, Gent (B)	—	47.83
STEEL24-7 NV, Bruxelles (B)	—	25.00
STFS-SA du Train à Fil de Schifflange, Esch s/Alzette (L)	—	25.00
Telindus SA, Strassen (L)	35.31	35.31
– Beim Weissenkreuz SA, Luxembourg (L)	—	99.00
– CF6 Luxembourg SA, Luxembourg (L)	—	100.00
– Telectronics SA, Rodange (L)	—	100.00
– Telindus Computer Home Sàrl, Rodange (L)	—	100.00
TradeARBED AB, Stockholm (S)	—	50.00
TradeARBED Mexico SA, Mexico (MEX)	—	49.00
Weserport GmbH, Bremen (D)	—	23.90
WKS Pty Ltd, Wollongong Nsw (AUS)	—	33.33
WSA-Warehouses Service Agency Sàrl, Dudelange (L)	25.00	25.00
Zeeland Participatie BV, Terneuzen (NL)	—	50.00

Remarks:

(1) For companies included in the consolidation:
directly by ARBED SA and indirectly by consolidated subsidiaires and sub-affiliates, and eventually by non consolidated subsidiaries and sub-affiliates for the companies which are not included in the consolidation.

(2) Rate of participation shows the share of capital held directly by a fully consolidated company and indirectly by a company accounted for under the equity method.

(3) Companies accounted for under the equity method by ARBED Americas Inc.

(4) Including 15% directly held by ACERALIA C.S.

(5) In certain cases, the forms set out in article 338 I.b. of the law are applied.

I.1.5 Auditor's report

To the Shareholders of
ARBED
Société anonyme
Luxembourg

UNQUALIFIED AUDITOR'S REPORT

Following our appointment by the General Meeting of the Shareholders dated 25th May, 2001, we have audited the accompanying consolidated accounts of ARBED for the year ended 31st December, 2001, and we have read the related management report. These consolidated accounts and the management report are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached consolidated accounts give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the consolidated financial position of ARBED as at 31st December, 2001 and of the consolidated results of its operations for the year then ended.

The management report is in accordance with the consolidated accounts

Luxembourg, 22nd March 2002,

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte

I.2 Consolidated financial statements of USINOR

I.2.1 Consolidated statements of operations

(in millions of € except per share amounts)

	For the year ended December 31,		
	1999	2000	2001
Net sales (Note 26)	13,623	15,733	14,523
Cost of sales	(11,924)	(13,198)	(13,036)
Gross margin	1,699	2,535	1,487
Research and development expenses	(162)	(131)	(132)
Selling expenses	(792)	(841)	(802)
General and administrative expenses	(474)	(431)	(579)
Employee profit-sharing	(8)	(42)	(12)
Operating income (Note 18)	263	1,090	(38)
Interest and other financial expenses, net (Note 19)	(206)	(270)	(331)
Other income and expenses (Note 20)	(166)	(27)	(402)
Impairment of assets (Note 27)	—	—	(214)
Income (loss), before tax	(109)	793	(985)
Provision for income taxes (Note 21)	(29)	(118)	286
Income (loss), after tax	(138)	675	(699)
Share in income (loss) of equity investees (Note 5)	(29)	80	31
Amortization of (negative) goodwill (Notes 3, 13)	7	68	(89)
Net income before minority interests	(160)	823	(757)
Minority interest	(18)	(64)	37
Net income (loss)	**(178)**	**759**	**(720)**
Earnings per share (Note 11)			
Basic	(0.77)	3.28	(3.09)
Diluted	(0.77)	2.75	(3.09)

The accompanying notes are an integral part of these consolidated financial statements

I.2.2 Consolidated balance sheets

(in millions of €)

	As of December 31,		
	1999	2000	2001
	(in millions of €)		
ASSETS			
Intangible assets, net (Note 3)	280	277	95
Property, plant and equipment, gross	9,433	10,028	10,455
Accumulated amortization	(4,296)	(4,987)	(5,746)
Property, plant and equipment, net (Note 4)	5,137	5,041	4,709
Equity investees (Note 5)	1,425	1,567	1,635
Other investments and non-current assets, net (Note 6)	632	547	565
Deferred tax asset (Note 21)	1,050	1,061	1,426
Total non-current assets	8,524	8,493	8,430
Inventories, net (Note 7)	3,131	3,752	3,211
Trade receivables, net(*) (Note 8)	2,075	2,558	2,085
Other receivables(*) (Note 9)	814	904	720
Cash and cash equivalents (Note 10)	932	582	1,126
Total current assets	6,952	7,796	7,142
Total assets	15,476	16,289	15,572
LIABILITIES AND SHAREHOLDERS' EQUITY			
Common stock(**)	742	764	768
Retained earnings	3,467	3,089	4,001
Cumulative translation adjustment	(58)	(68)	74
Net income (loss) for the year	(178)	759	(720)
Total shareholders' equity (Note 11)	3,973	4,544	4,123
Minority interests (Note 12)	932	1,143	497
Negative goodwill (Note 13)	859	703	919
Accrued pension and retirement benefits-long term (Note 14)	897	1,008	1,093
Other accrued liabilities-long term (Note 15)	271	225	385
Deferred tax liabilities (Note 21)	155	111	107
Long-term debt (Note 16)	1,711	2,125	2,256
Current portion of long term debt (Note 16)	178	194	645
Short-term debt (Note 16)	1,946	1,332	928
Accounts payable (Note 17)	4,001	4,420	4,084
Other current liabilities (Notes 14 and 15)	553	484	535
Total liabilities	**11,503**	**11,745**	**11,449**
Total liabilities and shareholders' equity	**15,476**	**16,289**	**15,572**

Assets and liabilities of discontinued activities (Note 28)
Commitments and contingencies (Note 25)

(*) The overcollateralization of securitized receivables has been reclassified from other receivables to trade receivables.

(**) 251,775,544 shares as of December 31, 2001 and 250,520,014 shares as of December 31, 2000.

1999, 2000 and 2001 consolidated financial statements have been prepared in euro.

The accompanying notes are an integral part of these consolidated financial statements

I.2.3 Consolidated statements of cash flows

(in millions of €)

	For the year ended December 31,		
	1999	2000	2001
	(in millions of €)		
Cash flows from operating activities			
Net income (loss)	(178)	759	(720)
Minority interests	18	64	(37)
Loss (income) from equity investees	29	(80)	(31)
Amortization and depreciation	670	616	1,037
Allowances and provisions	(8)	(12)	(9)
Loss (Gain) on disposal of assets	(34)	(30)	(8)
Other items reclassified under investing and financing activities	(44)	(40)	95
Change in working capital (Note 24)	363	(705)	956
Net cash provided by operations	816	572	1,283
Cash flows from investing activities			
Purchase of equipment	(875)	(719)	(725)
Purchase of investments	(1,196)	(144)	(107)
Loans made to affiliates	(86)	(154)	(44)
Loan payments from affiliates	125	199	45
Proceeds from sale of equipment	73	48	62
Proceeds from sale of investments	456	155	62
Proceeds on investments acquired (sold)	664	(2)	—
Dividends received	41	40	36
Net cash used in investing activities	(798)	(577)	(671)
Cash flows from financing activities			
Proceeds from issuance of shares	8	252	20
Dividends paid	(128)	(173)	(152)
Acquisition of treasury shares	7	(97)	—
Proceeds from issuance of long-term debt	357	649	684
Repayment of long-term debt	(824)	(274)	(150)
Change in short-term debt	571	(714)	(479)
Net cash provided (used) by financing activities	(9)	(357)	(77)
Effect of changes in exchange rates and in reporting entities	(25)	12	9
Increase (decrease) in cash and cash equivalents	(16)	(350)	544
Cash and cash equivalents at beginning of the year	948	932	582
Cash and cash equivalents at year end	932	582	1,126

1999, 2000 and 2001 consolidated financial statements have been prepared in euro.

The accompanying notes are an integral part of these consolidated financial statements

I.2.4 Consolidated statements of changes in shareholders' equity

(in millions of €, except number of shares)

	Outstanding Number of shares (000's)	Common stock	Retained earnings	Cumulative translation adjustment	Shareholders' Equity (note 11)	Minority interests (note 12)	Total
December 31, 1998	231,292	742	3,571	(93)	4,220	335	4,555
1999 net income	—	—	(178)	—	(178)	18	(160)
Dividends paid [2]	—	—	(111)	—	(111)	(13)	(124)
Exercise of stock options	5	—	—				
Treasury shares	514	—	7	—	7	—	7
Changes in reporting entities[1]	—	—	—	—	—	591	591
Translation adjustments	—	—	—	35	35	1	36
December 31, 1999	231,811	742	3,289	(58)	3,973	932	4,905
2000 net income	—	—	759	—	759	64	823
Dividends paid [2]	—	—	(160)	—	(160)	(15)	(175)
Capital increase	7,297	22	57	—	79	—	79
Treasury shares	(7,867)	—	(97)	—	(97)	—	(97)
Issuance of TSAR (note 12)	—	—	—	—	—	180	180
Other	—	—	—	—	—	(24)	(24)
Changes in reporting entities	—	—	—	—	—	6	6
Translation adjustments	—	—	—	(10)	(10)	—	(10)
December 31, 2000	231,241	764	3,848	(68)	4,544	1,143	5,687
2001 net income	—	—	(720)	—	(720)	(37)	(757)
Dividends paid [2]	—	—	(130)	—	(130)	(23)	(153)
Capital increase	1,256	4	12	—	16	—	16
Treasury shares	19,279	—	271	—	271	—	271
Issuance of TSAR (note 12)							
Other	—	—	—	—	—	11	11
Changes in reporting entities[3]	—	—	—	—	—	(598)	(598)
Translation adjustments [4]	—	—	—	142	142	1	143
December 31, 2001	251,776	768	3,281	74	4,123	497	4,620

(1) of which M€ 652 for the group Cockerill Sambre, fully consolidated from February 1, 1999, and M€ (65) due to the equity accounting of IMS instead of full consolidation.

(2) dividends per share were € 0.48 for 1999 and € 0.56 for 2000. An exceptional net dividend of € 0.40 (tax credit of € 0.20) taken from brought forwards was paid out on January 17, 2002.

(3) of which M€ (602) for the group Cockerill Sambre.

(4) concerning mainly currency translation difference on USD.

The accompanying notes are an integral part of these consolidated financial statements.

I.2.5 Notes to the consolidated financial statements

(Amounts in millions of € (M€), unless stated otherwise)

NOTE 1 Summary of significant accounting policies

The consolidated financial statements of USINOR (the "Company") and subsidiaries ("the Group") have been prepared in accordance with the "New principles and methodology relative to consolidated financial statements" Regulation 99-02 approved by decree dated June 22, 1999 of the "Comité de Réglementation Comptable".

1.1 Consolidation methods

Significant subsidiaries in which the Group's controlling interest is at least 50% are fully consolidated, except for the companies mentioned in Note 6. Companies under joint control are proportionately consolidated. Significant entities in which the Group owns more than 20% of the voting rights and over which it exercises a significant influence, directly or indirectly, are accounted for under the equity method.

December 31 is the closing date for all companies included in the scope of consolidation.

1.2 Presentation of financial statements

From 1999 on, consolidated financial statements have been prepared in euro.

Additional information about discontinued operations is provided in Note 28.

1.3 Business combinations-goodwill

Any difference between the cost of the acquisition and the acquirer's interest in the fair value of identifiable assets and liabilities is accounted for as goodwill or negative goodwill, and recognized as an asset or a liability. Minority interests are reported using their share of the fair value of the acquired net asset.

Goodwill is amortized over its estimated useful life using the straight-line method. Estimated useful lives are 5 years for downstream activities (processing and distribution) and 20 years for upstream activities (hot furnaces, steel production and rolling mills).

Negative goodwill is recognized as income as follows:

- to the extent that negative goodwill is related to identifiable future losses or expenses that are identified in the acquirer's plan and can be measured reliably, negative goodwill is recognized as income when the future losses or expenses are recognized,
- to the extent that negative goodwill is not related to identifiable future losses or expenses, negative goodwill is recognized as income on a systematic basis on the weighted average residual useful life of the identifiable acquired amortizable assets.

Operations of acquired companies are consolidated starting from their date of acquisition. Operations of disposed companies are consolidated until their date of disposal.

1.4 Intangible assets, net

Intangible assets other than goodwill include mainly the cost of technologies and licenses purchased from third parties. These intangible assets are amortized over a maximum period of five years, using the straight line method.

1.5 Property, plant and equipment, net

Property, plant and equipment are stated at acquisition or production cost.

Amortization is recorded using the straight-line method, based on the following estimated useful lives:

– Buildings	12 to 25 years
– Integrated manufacturing facilities	12 to 25 years
– Machinery and equipment	5 to 10 years
– Other	5 to 12 years

Significant assets under capital leases are capitalized and depreciated using similar amortization periods.

Maintenance and repair costs are expensed as incurred. The cost of the periodic relining of blast-furnaces is capitalized and depreciated over the expected production period.

1.6 Impairment of assets

Long-term assets other than deferred tax assets, assets related to benefit obligation and financial assets are tested for impairment.

The Group recognizes an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount of an asset is the higher of an asset net selling price and its value in use. Value in use is the present value of estimated future cash flow expected to arise from the continuing use of an asset and from its disposal at the end of its life.

Impairment losses for an asset are based on the recoverable amount of the cash generating unit to which it belongs. Cash generating unit includes goodwill allocated to this unit. Impairment loss is primarily attributable to the goodwill related to the unit impaired.

Impairment loss recognized in prior years should be reversed if and only if there has been a change in the estimates used to determine recoverable amount since the last impairment loss was recognized. However, an impairment loss is reversed only to the extent that it does not increase the carrying amount of an asset above the carrying amount that would have been determined for the asset (net of amortization or depreciation) had no impairment loss been recognized in prior years.

Impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and subsequent external events have reversed the effect of that event.

1.7 Inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the First In-First Out method) and market value. Finished goods and work in process are stated at the lower of production cost or market value. Production cost includes direct material and labor costs and a portion of overhead costs. General and administrative expenses are not included in inventories. Market value for raw materials and for other inventory classifications is based on net realizable value, including an allowance for slow moving items when appropriate.

1.8 Marketable securities

Marketable securities are stated at the lower of cost or market value. Any variation in the carrying amount is recorded in the statement of operations, under "interest and other financial expenses, net". Subsequent recoveries in market value are also recorded under the same caption.

1.9 Translation of the financial statements of foreign subsidiaries

The balance sheets of foreign subsidiaries are translated into euro at year-end exchange rates. The statements of operations and statements of cash flows of these subsidiaries are translated at the average exchange rate for the year (corresponding to the average of the month-end rates). Differences arising on

translation are recorded as a separate component of shareholders' equity under cumulative translation adjustment.

1.10 Translation of foreign currency transactions and financial instruments

The foreign currency exposure of substantially all French subsidiaries, arising primarily in connection with commercial transactions, is centrally managed by the Company. The net foreign exchange position is marked to market and the resulting gain or loss is included in the net financial expense.

Foreign currency payables and receivables which are not hedged are translated at the year end exchange rate and the resulting unrealized gains and losses are recorded in the statement of operations, under "interest and other financial expenses, net". As an exception, gains and losses arising from the hedging of net investments in foreign entities are recorded in the cumulative translation adjustment of the shareholders' equity.

The Company uses various financial instruments to manage its exposure to foreign exchange and interest rate risks. All positions consist of financial instruments traded either on an organized market or over-the-counter. Instruments acquired as hedges against currency risks are marked to market at each year-end. Realized and unrealized gains and losses are recorded in the statement of operations. Gains and losses on instruments acquired as hedges against interest rate risks are recorded in the statement of operations over the life of the instrument.

For a more detailed discussion of the hedging policy of the Group and the use of financial instruments by the Group, see Note 23.

1.11 Deferred taxes

Deferred taxes are calculated for each taxable entity on temporary differences arising between tax and financial reporting relating to the recognition of assets, liabilities, equity, revenues, expenses, gains and losses, as determined in accordance with the tax rules and rates in force in the countries in which the Group conducts its operations. The taxes payable and refundable in each future year as a result of the reversal of these temporary differences are calculated according to the tax planning strategies allowed under the legislation of the related country, in order to determine the net payable or refundable tax in each year.

A deferred tax liability, calculated under the liability method, is recognized for net taxes payable in each future year. Deferred tax assets are recorded up to their expected recoverable amount. Tax credits related to capital losses ("moins values à long terme") are fully depreciated to the extent that their realization is not probable.

1.12 Pension liability

- ***Pension and termination indemnities***

Upon retirement, the Group's employees receive such benefits as are provided by pension plan arrangements. These plans conform with local regulations and practices of the countries in which the Group operates. The cost of pension rights accrued for when acquired during the period of service.

European, mainly French, subsidiaries pay termination indemnities to personnel only upon retirement. The Group recognizes the related cost and liability acquired by the employees during the period.

- ***Medical care benefits***

Certain subsidiaries maintain unfunded postretirement healthcare and life insurance benefit plans. The Group accrues for the estimated cost of retirees' benefits over the period of service.

1.13 Work medal

Beginning in 1999, the Company accrued for the commitments related to work medals on an actuarial basis. Employees receive this benefit in function of seniority.

1.14 Research and development

Research expenses are charged against income as incurred. Development expenses are capitalized in intangible assets when it is feasible to demonstrate the success, pay back and usefulness of the underlying project. When it is not feasible, they are expensed as incurred. Application of this policy resulted in no development costs being capitalized.

Research and development expenses are shown on a separate line of the statement of operations and include personnel costs, the cost of purchases and services, royalties and amortization expenses for equipment specifically allocated to the research and development activities.

1.15 Consolidated statement of cash flows

The Group applies the "indirect method" to reconcile net income (loss) to net cash provided by operations. Cash and cash equivalents include cash and short-term investments with original maturities of less than three months.

1.16 Treasury shares

Treasury shares are deducted from shareholders' equity, at cost. Gain or losses arising from subsequent sales are recognized in the stockholders' equity, net of tax effect.

1.17 Revenue recognition

Sales are recognized when the risks and rewards of ownership of the goods have been transferred to the buyer or when the services have been rendered to the third parties. Sales are reported net of sales taxes and rebates, and after elimination of intra-group transactions.

NOTE 2 Changes in scope of consolidation

Number of consolidated companies	1999	2000	2001
French companies	114	124	127
Foreign companies	192	249	255
Total	**306**	**373**	**382**

The 2000 increase is due on the one hand to newly consolidated companies and on the other hand to the fact that sub-consolidated companies (in Gestamp, CLN, Gonvarri, Usinor USA and Bamesa) have been taken into account.

2.1 Summary of changes

1999:

Acquisition

The acquisition of a 53.77% stake in Cockerill Sambre (Belgium) was effective February 9, 1999. In addition, Usinor launched a takeover bid from March 4 to 24, 1999 inclusive. The price offered was € 4.09 per share to take into account the preference dividend attached to the shares held by the public (21.23% of the capital of Cockerill Sambre). This price is accompanied by an additional price warrant in order to ensure that it is treated at least equally to SWS. The total acquisition cost of Cockerill Sambre amounted to M€ 946. The price of the acquisition of Cockerill Sambre has been preliminarily allocated to the assets acquired and liabilities assumed according to their estimated fair values at the acquisition date and is subject to adjustment when the assumptions relating to the asset and liability valuations are finalized. In addition, the allocation may be impacted by changes in pre-acquisition contingencies identified during the allocation period by the company relating to certain environmental and other matters.

Cockerill Sambre is an integrated iron and steel group, producing thin and coated flat products and selling these products primarily on the European market. Its production sites are located in Liège and Charleroi in Belgium and Eisenhüttenstadt in Germany. On top of its iron and steel activities, Cockerill Sambre has a Distribution activity and a steel sections activity for the Construction industry.

Divestiture

The divestiture process for the Specialty Steels activities started in December 1998 with the sale by Ascometal of Valdunes (France) and RTM (Belgium), both specialized in the production of wheels and axles for rolling stock and representing net sales of M€ 90, to the U.S. company Freedom Forge Holding.

Usinor sold to Merrill Lynch part of its share interest in IMS reducing it by 15% from 51% to 36%. Consequently, IMS is equity accounted effective June 30, 1999 instead of full consolidation.

SEAS was sold to Itaco and was deconsolidated effective January 1, 1999.

In April 1999, Usinor sold to Railtech International, Allevard Stedef, specialized in rail couplings with net sales of M€ 20, representing 0.2% of Usinor consolidated sales. The subsidiary was deconsolidated effective January 1, 1999.

Schmiedag was sold to Georgsmarienhütte and Bladenhorster and was deconsolidated effective January 1, 1999.

ACZC was deconsolidated effective January 1, 1999 due to the shutdown of the plant.

Usinor sold the distribution and service centres Coste and Fischer to Thyssen Krupp Group. Deconsolidation was effective April 1, 1999.

In June 1999, Usinor sold Unimétal and its subsidiaries Tréfileurope and SMR to Ispat International. Ascometal and its subsidiary Safe were sold to the Lucchini Group. Consolidated sales for Unimétal represented M€ 650 in 1998 (6% of Usinor consolidated sales). Sales of Ascometal and its subsidiary amounted to M€ 750 (7% of Usinor consolidated sales).

Deconsolidation was effective June 30, 1999.

Estamfor was sold to Luitpoldhütte AG in June. Deconsolidation was effective June 30, 1999.

On November 2, 1999, Usinor sold Allevard Ressorts Automobile, a company specialized in automotive suspension parts, as well as its subsidiaries Allevard Spring and Ligett to the Sogefi Group. Deconsolidation was effective September 30, 1999. Sales of Allevard Ressorts Automobile were M€ 145 approximately in 1998 (1.3% of Usinor consolidated sales).

In October 1999, Usinor sold Sogerail and its subsidiary Matériel de Voie to British Steel (now Corus). In 1998, Sogerail had sales of approximately M€ 170, representing 1.6% of Usinor consolidated sales. Deconsolidation was effective September 30, 1999.

Other

The following companies entered into the scope of consolidation in 1999: Solmed (Spain, flat carbon steel), Sollac Stahl, SAR Stahl service Gmbh (Germany, Distribution), Bail industries, Usinor Achats (France, other activities), Solblank France (France, flat carbon steel), Sollac Ambalaj (Turkey, flat carbon steel), Usinor Canada, Solcan Fininvest, Dosol (Canada, flat carbon steel).

2000:

Acquisition

There were no significant acquisitions in 2000.

Divestiture

Usinor through PUM sold to CFF Recycling a distribution company, Simest, and its subsidiaries Sorefar and Nordfer; these subsidiaries were deconsolidated effective January 1, 2000.

Tolco ceased commercial activities and was deconsolidated effective July 1, 2000 and its accounting was transferred to Usinor Industeel Belgium.

Lormines and Socométaux were deconsolidated effective October 1, 2000 because of judicial liquidation.

Other

The following companies entered into the scope of consolidation in 2000: Seven subsidiaries of EKO Stahl (Germany, flat carbon steel): NFT Neue Fügetechnik, EKO Transportgesellschaft, Feinblechhandel Burbach, BSG Bandstahl, EKO Handelsunion, EKO Feinblechhandel, Stahlhandel Burg. Bruyères Aciers Services (France, Distribution); Matthey (Switzerland, stainless); Solvi (France, flat carbon steel); Valinter (France, other activities); Sogimi (France, other activities); PUM Polska and Usinor Stahl Serwis (Poland, Distribution); Parement Métallique d'Architecture and Wannifroid (France, Processing); Uginox Sanayi Ve Ticaret (Turkey, stainless); G. FER and Usinor Import Trading (France, other activities).

2001:

Acquisition

On December 20, 2001 Usinor exchanged 25% held by Sogepa in Cockerill-Sambre for its own shares. Since Usinor owns 100% of Cockerill-Sambre and its subsidiaries.

Divestiture

A the end of the third quarter, PUM divested his stake in Quincanor.

Other

The following companies entered into the scope of consolidation in 2001: Vega do Sul (Brazil, flat carbon steel): Kempes & Koolen (Netherlands, Processing and Distribution), NC Holding and Oxycoupage Angevin (France, Processing and Distribution), Ugine Stainless Alloys and USI Holding Inc (USA, Stainless

Steel and Alloys), Savoisienne des Métaux (France, Stainless Steel and Alloys), Sodisid (France, Other activities).

Cockerill Sambre, Duferco and Sogepa agreed to create a jointly held company for the production of slabs, to be called Carsid (which will be consolidated under equity method), in which Cockerill Sambre will have a minority stake (by owning 40%). Cockerill Sambre will contribute its hot rolling mill at Charleroi and Duferco will contribute its continuous casting facilities.

2.2 Effect of changes

Companies that were included in or excluded from the scope of consolidation contributed to consolidated net sales and consolidated net profit (loss) in 2000 and 2001 as follows:

Companies excluded	2000	2001
Net sales	18	5
Net loss	—	—

Companies included	2000	2001
Net sales	4,901	5
Net income	272	—

Breakdown of effect on net sales for:

Companies included	2000	2001
Kempes & Koolen	—	5
Cockerill Sambre Group	4,570	—
Solblank France	(2)	—
Ugine Stahl	6	—
Sollac Ambalaj	36	—
Usinor Canada Inc	78	—
Solmed	8	—
Profilage de la Réunion	5	—
Profilage de la Guadeloupe	2	—
Usinor Stahl Serwis	(1)	—
EKO Transportgesellschaft	2	—
PUM Polska	8	—
Parement Métallique d'Architecture	9	—
NFT Neue Fügetechnik	2	—
Uginox Sanayi Ve Ticaret	15	—
EKO Feinblechhandel	7	—
BSG Bandstahl	2	—
Wannifroid	17	—
EKO Handelsunion	8	—
G.FER	55	—
Stahlhandel Bürg	1	—
Usinor Import Trading	73	—
Total	**4,901**	**5**

Breakdown of effect on net sales for:

Companies excluded	2000	2001
Quincanor	—	5
Simest	14	—
Nordfer	2	—
Sorefar	2	—
Total	**18**	**5**

NOTE 3 Intangible assets, net

	December 31, 2001		
	Gross	Accumulated amortization	Net
Licenses and patents	152	(85)	67
Goodwill	569	(557)	12
Other	248	(232)	16
Total	**969**	**(874)**	**95**

	December 31, 2000		
	Gross	Accumulated amortization	Net
Licenses and patents	109	(76)	33
Goodwill	553	(321)	232
Other	269	(257)	12
Total	**931**	**(654)**	**277**

	December 31, 1999		
	Gross	Accumulated amortization	Net
Licenses and patents	91	(58)	33
Goodwill	505	(268)	237
Other	251	(241)	10
Total	**847**	**(567)**	**280**

2001	Opening net book value	Increase (decrease)	Amortization for the year	Other	Closing net book value
Licenses and patents	33	29	(11)	16	67
Goodwill	232	—	(227)	7	12
Other	12	9	(6)	1	16
Total	**277**	**38**	**(244)**	**24**	95

2000	Opening net book value	Increase (decrease)	Amortization for the year	Other	Closing net book value
Licenses and patents	33	18	(21)	3	33
Goodwill	237	11	(33)	17	232
Other	10	5	(5)	2	12
Total	**280**	**34**	**(59)**	**22**	**277**

Goodwill is further detailed by the following:

	Useful Life (years)	Opening net book value	Increase (decrease)	Amortization for the year	Other	Closing net book value
J & L	20	192	—	(199)	7	—
Industeel Belgium	20	25	—	(25)	—	—
Sollac/S3P	20	11	—	(1)	—	10
RCC	5	1	—	(1)	—	—
Avis Steel	5	3	—	(1)	—	2
Total		**232**	**—**	**(227)**	**7**	**12**

Amortization for the year amounted to M€ 227 in 2001 (M€ 33 in 2000, M€ 67 in 1999). Goodwills on J&L and Industeel Belgium were completely depreciated in 2001 (see Note 27).

(Negative) goodwill arising on equity investees are classified together with equity investees. The breakdown is as follows:

		December 31,	
	Useful Life	2000 net	2001 net
Acesita	20	80	80
CST	20	(45)	(45)
Finarvedi	20	22	20
Gestamp	5	22	15
Sidmed	20	11	10
Carsid	—	—	(12)
Other	—	(1)	1
Total		**89**	**69**

Breakdown of goodwill as per:

2000	Useful Life (years)	Opening net book value	Increase (decrease)	Amortization for the year	Other	Closing net book value
J & L	20	196	—	(19)	15	192
Fafer	20	27	—	(2)	—	25
Sollac/S3P	20	11	—	—	—	11
RCC	5	3	—	(2)	—	1
Thaïnox	5	—	8	(8)	—	—
Avis Steel	5	—	3	—	—	3
Autres	—	—	(2)	2	—	
Total		**237**	**11**	**(33)**	**17**	**232**

Breakdown of goodwill as per:

	December 31, 1999				
	Opening balance	Increase (decrease)	Amortization for the year	Other	Closing balance
IMS	2	—	(2)	—	—
Coste	3	(8)	(1)	6	—
Sollac/S3P	12	—	(1)	—	11
Imphy Alloys	3	—	(4)	1	—
Techalloys	7	—	(8)	1	—
Thaïnox	—	9	(9)	—	—
Fafer	34	(2)	(1)	(4)	27
Ligett	11	(14)	(2)	5	—
J&L Specialty Steel (USA)	201	—	(36)	31	196
Rostfrei Coil Center	4	—	(1)	—	3
Other	12	—	(2)	(10)	—
Total	**289**	**(15)**	**(67)**	**30**	**237**

NOTE 4 Property, plant and equipment, net

	December 31, 2001		
	gross	accumulated depreciation	net
Land	288	(35)	253
Buildings	1,555	(812)	743
Plant and equipment	7,899	(4,623)	3,276
Other	363	(275)	88
Construction in process	147	(1)	146
Prepayments	203		203
Total	**10,455**	**(5,746)**	**4,709**

2001	December 31, 2000	Increase	Decrease	Amortization for the year	Other	December 31, 2001
Gross value	10,028	648	(130)	—	(91)	10,455
Amortization for the year	(4,987)	—	90	(930)	81	(5,746)
Net value	(5,041)	648	(40)	(930)	(10)	4,709

	December 31, 2000		
	gross	accumulated depreciation	net
Land	287	(34)	253
Buildings	1,536	(767)	769
Plant and equipment	7,533	(3,931)	3,602
Construction in process	356	(254)	102
Prepayments	203	(1)	202
Other	113	—	113
Total	**10,028**	**(4,987)**	**5,041**

	December 31, 1999		
	gross	accumulated depreciation	net
Land	288	(33)	255
Buildings	1,429	(685)	744
Plant and equipment	7,077	(3,374)	3,703
Construction in process	305	(202)	103
Prepayments	258	(1)	257
Other	76	(1)	75
Total	**9,433**	**(4,296)**	**5,137**

Additions for the year included capital expenditures of M€ 648 (2000: M€ 663, 1999: M€ 858). Property, plant and equipment with a net book value of M€ 40 (2000: M€ 38, 1999: M€ 61) were disposed off during the year: Amortization expense for the year amounted to M€ 930 (2000: M€ 655, 1999: M€ 664).

Companies consolidated for the first time increased the net book value of property, plant and equipment by M€ 15 (2000: M€ 53, 1999: M€ 1,752). The effect of disposed companies and changes in consolidation method was M€ 0 (2000: M€ 3, 1999: M€ 354).

In 2001, the gross amount of assets capitalized under capital lease agreement was M€ 40 (2000: M€ 48, 1999: M€ 43) and the net book value was M€ 22 (2000: M€ 26, 1999: M€ 29).

NOTE 5 Equity investees

(*) Contribution to consolidated retained earnings.

	December 31, 1999				December 31, 2000				December 31, 2001			
	% Interest	(*)	Net Income (loss)	Book Value	% Interest	(*)	Net Income (loss)	Book Value	% Interest	(*)	Net Income (loss)	Book Value
Flat Carbon Steels												
CST (Brazil)	24.6 %	(33)	(23)	454	24.6 %	(12)	40	513	24.6%	(12)	11	539
Gonvarri (Spain)	30.0 %	17	12	90	30.0 %	32	20	104	30.0%	37	12	109
Gestamp (Spain)	35.0 %	(4)	(4)	72	35.0 %	5	10	106	35.0%	2	2	109
Bamesa Group (Spain)	49.0 %	(4)	8	29	49.0 %	(5)	1	30	49.0%	—	7	45
CLN (Italy)	34.6 %	41	6	51	34.6 %	44	3	55	34.6%	46	2	56
Lusosider (Portugal)	50.0 %	7	5	24	50.0 %	9	3	26	50.0%	15	6	29
Sidmed (Spain)	49.0 %	(83)	(4)	45	49.0 %	(89)	(6)	39	49.0%	(91)	(2)	41
Galmed (Spain)	24.5 %	(2)	—	12	24.5 %	(2)	—	12	24.5%	(2)	—	12
Finarvedi (Italy)	39.9 %	(7)	(3)	34	39.9 %	4	11	45	39.9%	7	3	48
La Magona subsidiaries (Italy)	—	—	—	1	—	—	—	1	—	—	—	1
Solblank (Spain)	—	—	—	—	49.9 %	—	—	—	49.9%	—	(1)	(1)
Dosol (Canada)	19.8 %	—	(3)	15	19.8 %	(1)	(5)	14	19.8%	(1)	1	16
Carsid (Belgium)	—	—	—	—	—	—	—	—	40.0%	(2)	—	22
Segal (Belgium)	25.0 %	1	1	12	25.0 %	8	(1)	19	33.3%	10	(2)	18
Processing and Distribution												
Condesa (Spain)	48.8 %	24	20	52	48.8 %	16	(6)	44	48.8%	16	—	43
IMS (France)	36.0 %	(10)	(2)	45	27.5 %	—	7	50	36.0%	—	3	51
Omnitrade Revestimentos Metalicos (Portugal)	22.5 %	—	—	—	22.6 %	1	—	1	30.0%	1	—	1
Stainless Steels, Alloys and Specialty Plates												
Acesita (Brazil)	27.7 %	(43)	(25)	102	27.7 %	(39)	4	118	27.7%	(70)	(30)	96
Matthey (Switzerland)	—	—	—	—	43.0 %	(1)	(1)	11	43.0%	(6)	(6)	5
Other												
Atic Groupe (France)	45.1 %	5	1	16	45.1 %	6	1	17	45.1%	7	1	18
DHS and subsidiaries (Germany)	48.8 %	99	(22)	353	48.8 %	96	(4)	349	48.8%	121	26	374
Paturle Aciers (France)	42.9 %	(1)	—	5	42.9 %	(1)	—	5	42.9%	(3)	(2)	3
Lormines (France)	100 %	(10)	1	(10)	—	—	—	—	—			
Unimétal Normandie (France)	100 %	(27)	(1)	(11)	100 %	—	2	8	100.0%	—	—	—
Total		**(188)**	**(29)**	**1,425**		**71**	**80**	**1,567**		**75**	**31**	**1,635**

Dividends of M€ 25, M€ 28, and M€ 28, were received in 2001, 2000 and 1999 respectively.

NOTE 6 Other investments and non-current assets, net

	December 31, 2000	December 31, 2001		
	net	gross	Accumulated provision	gross
Investments, carried at cost	158	305	(145)	160
Loans to affiliates and other non-current assets	389	480	(75)	405
Total	**547**	**785**	**(220)**	**565**

	December 31, 1999	December 31, 2000		
	net	gross	Accumulated provision	gross
Investments, carried at cost	190	286	(128)	158
Loans to affiliates and other non-current assets	442	448	(59)	389
Total	**632**	**734**	**(187)**	**547**

Main non consolidated investments carried at cost (net book value > M€ 2):

	December 31, 1999		December 31, 2000		December 31, 2001	
	% interest	*net book* value	% interest	*net book* value	% interest	*net book* value
Sodisid (exSodie France)	100.0%	30	100.0%	31	Consolidated	—
Borcelik (Turkey)	12.5%		12.5%	—	35.4%	18
Finansider (France)	99.8%		99.9%	8	99.9%	8
Steel 24/7 (France)			—	—	25.0%	7
Buy for Metals (France)			—	—	25.0%	6
Trefilado Mexico (Mexique)			100.0%	7	100.0%	3
FJBCC (France)	33.3%	5	33.3%	5	33.3%	5
Arus Klockner D.I (France)	9.2%	8	5.0%	4	5.0%	4
Sidenor (Greece)	2.0%	4	1.1%	4	1.1%	4
Bometal NV (Netherlands)	50.0%	3	50.0%	3	100.0%	8
Zeeland Participatie (Netherlands)	50.0%	3	50.0%	3	50.0%	3
Ferrosider (Spain)			5.0%	3	5.0%	—
SSM (France)			100.0%	3	Consolidated	—
Tevi (Italy)	99.9%	3	100.0%	3	99,9%	3
Hair do Brazil (Brazil)	100.0%	2	100.0%	3	99.9%	3
Laser Welded Blank LWB (Great-Britain)	50.0%	3	50.0%	3	50.0%	2
Charleroi USA (USA)	50.0%		100.0%	2	100,0%	2
Safet-Embamet (France)	16.1%	2	16.1%	2	16.1%	2
NC Oxycoupage Angevin (France)			100.0%	2	Consolidated	—
Fillod (France)	100.0%	2	100.0%	2	99.9%	2
Shangaï Bao Beverage Can (China)	12.5%	2	12.5%	2	12.5%	2
Cordelia (France)	99.9%		100.0%	2	100.0%	8
Ugine Savoie UK (Great-Britain)	100.0%		100.0%	2	100.0%	2
Sidergal (France)	30.0%	2	30.0%	2	30.0%	2
Alinox SRL (Italy)	100.0%	2	100.0%	2	100.0%	2
Changzhou Uginox Products (China)	90.0%		90.0%	2	90.0%	2
Eko Recycling (Germany)	51.0%	2	51.0%	2	51.0%	2
Bernier (France)	100.0%	3	100.0%	2	100.0%	2
CMI Services Nord (France)	100.0%	2	100.0%	2	100.0%	2
PSM (Israël)			—	—	30.0%	2
SODIE (France)			—	—	55.0%	2
UCI Usinor Const Isover (Belgium)					70.0%	2
ASW (Great-Britain)	12.0%	2	4.7%			
Sogimi (France)	100.0%	15	Consolidated			
SAM (France)	14.3%	10	Sold			
Ciram (France)	4.8%	7	Sold			
Bruyères Aciers Service (France)	100.0%	4	Consolidated			
UGO (France)	25.0%	4	Sold			
Uginox Sanayi Ve Ticaret A.S. (Turkey)	65.0%	4	Consolidated			
PMA (France)	100.0%	2	Consolidated			
PUM Polska (Poland)	98.6%	2	Consolidated			
KEM (Greece)	16.9%	2	Sold			
Tecphy (France)	4.0%	2	Sold			
Other (less than 2 M€)		58		52		50
Total		**190**		**158**		**160**

Loans to affiliates and other non-current assets are further detailed by the following:

	December 31,		
	1999	2000	2001
Sodie[1]	4	4	—
Sidmed	4	12	12
Eko Stahl affiliates	19	8	7
Acesita	10	5	5
Forcast International	15	15	13
Finansider	9	9	—
Sidergal	4	4	4
Tubes et Formes	—	2	3
Carsid	—	—	10
Edgcomb Metals	5	—	—
Sodisid loans	—	—	23
Other affiliates	28	17	17
Holdback receivable[1]	200	188	187
Deposits paid to suppliers	18	26	35
VAT recoverable	19	16	14
Social insurance	24	28	13
Itaco (related to disposal of SEAS)	16	11	6
Ispat (related to disposal of Unimétal)	30	22	14
Other	37	22	42
Total	**442**	**389**	**405**

(1) See Note 8.

NOTE 7 Inventories, net

	December 31,		
	1999	2000	2001
Raw materials and supplies	1,850	2,104	1,987
Work in progress	659	805	687
Finished and semi-finished goods	968	1,243	986
Less: valuation allowance	(346)	(400)	(449)
Total	**3,131**	**3,752**	**3,211**

NOTE 8 Trade receivables, net

	December 31,		
	1999	2000	2001
Gross value	2,151	2,633	2,163
Amortization for the year	(76)	(75)	(78)
Net value	2,075	2,558	2,085

From 1997, certain trade receivables held by subsidiaries are sold. These transactions are treated as a sale of receivables; the holdback amount recorded as a receivable and no provision was made for credit losses as their occurrence is judged to be remote by management. The balance of receivables transferred and not collected at December 31, 2001 amounted to M€ 913 (2000 M€ 1,080 and 1999: M€ 1,037) and the balance of the holdback amount at December 31, 2001 amounted to M€ 187 (2000: M€ 188, 1999: M€ 144).

NOTE 9 Other receivables

	December, 31		
	1999	2000	2001
Receivables from related parties	48	25	25
Taxes and other government receivables	284	328	306
Sundry debtors	209	254	278
Unmatured receivables.	35	23	8
Other	238	274	103
Total	**814**	**904**	**720**

NOTE 10 Cash and cash equivalents, net

	December, 31		
	1999	2000	2001
Marketable securities, at cost	98	32	30
Less: valuation allowance	—	—	—
Cash and deposits	834	550	1,096
Total	**932**	**582**	**1,126**

NOTE 11 Shareholders' equity

11.1 Ownership

On December 31, 2001 the share capital of Usinor is composed of 251,775,544 shares for a total amount of € 767,666 thousand.

	December, 31		
	1999	2000	2001
Group of stable shareholders:			
— EDF	3.7%	3.7%	—
— Lucchini Group	0.9%	0.9%	—
— Sidergal	1.0%	1.0%	—
Public	94.4%	94.4%	100%
Total	**100%**	**100%**	**100%**

As of December 31, 2001 the group of stable shareholders has been resiliated because of Arcelor founding.

11.2 Cumulative translation adjustment

Change in cumulative translation adjustment M€ 142 (M€ (10) in 2000, M€ 35 in 1999) primarily reflects the change of the U.S. dollar against the euro, M€ 140.

11.3 Distributable earnings

As of December 31, 2001 Usinor SA had M€ 608 of retained earnings available for dividend distribution. Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in France and do not include additional paid-in capital.

11.4 Stock options plan

In December 1995, the Board of Directors approved a stock option plan granting to 66 individuals options to buy 757,000 shares of the Company at a price of 11.13 euro per share corresponding to the market price at the grant date. Such options vest according to the following time schedule: one third from January 1,

1997, one third from January 1, 1998 and one third from January 1, 1999. The options cannot be exercised after December 10, 2002. As of December 31, 2000 5,470 shares had been subscribed to and the number of outstanding options decreased by 120,000. As of December 31, 2001 89,000 shares had been subscribed to and the number of outstanding options decreased by 120,000.

In November 1997, the Board of Directors approved a stock option plan granting to 295 individuals options to buy 1,374,000 shares of the Company at a price of € 13.92 per share corresponding to the market price at the grant date. Such options may be exercised from November 21, 2002 to November 21, 2004. As of December 31, 2000 the number of outstanding options decreased by 105,700. As of December 31, 2001 the number of outstanding options decreased by 123,800.

In March 2000, the Board of Directors approved a stock option plan granting to 460 individuals options to buy 2,380,000 shares of the Company at a price of € 15.24 per share. The options may be exercised from April 7, 2003 to April 7, 2008. As of December 31, 2000 the number of outstanding options decreased by 21,100. As of December 31, 2001 the number of outstanding options decreased by 38,300.

11.5 Treasury shares

	Number of shares	Value
December, 31st 1999	11,412,323	159
Net income	8,041,986	99
Net loss	(175,605)	(2)
December, 31st 2000	19,278,704	256
Net income		
Net loss[1]	(19,278,704)	(256)
December, 31st 2001	—	—

(1) Historical cost for the value.

11.6 Earnings per share

Earnings per share (basic) is obtained by dividing group share in net income by the weighted average number of shares issued during the year. All titles embedding a profit sharing right are taken into account.

Earnings per share (diluted) is obtained by integrating all instruments, issued by the parent company itself or one of its subsidiaries, giving right to a deferred access to parent company capital. The dilution is determined instrument by instrument, considering the existing conditions at closing and excluding anti dilutive instruments.

The cash received when the rights are exercised, is intended to be used for the acquisition of own shares at market value if higher than exercise price.

In both cases, the cash is considered pro rata temporis for the year in which the dilutive instruments are issued and from the first day for the years thereafter.

The average number of shares used for the purpose of calculating earnings per share is the following:

- 1998: 234,198,003 (after deduction of the average number of treasury shares held in 1998 by Usinor, Gis and La Magona d'Italia).
- 1999: 231,578,088 (after deduction of the average number of treasury shares held in 1999 by Usinor).
- 2000: 231,464,011 (after deduction of the average number of treasury shares held in 2000 by Usinor).

In December 1998, Usinor issued M€ 381 aggregate principal amount of 3% bonds at € 12.81 due 2006 convertible and/or exchangeable into new and/or existing shares, representing 29,761,904 bonds. If not converted, these bonds will be reimbursed at due date at € 14.20.

In February 2000, Usinor issued 25,000,000 bonds at € 19.87 due December 31, 2004 convertible and/or exchangeable into new and/or existing shares. If not converted, these bonds will be reimbursed at due date at € 19.87.

As of December, 2001, 1,172,000 bonds have been converted into Usinor shares. These shares were taken out of the treasury shares.

Income per share is as follows:

Earnings/loss per share (€)	1999	2000	2001
Net income (basic)	(0.77)	3.28	(3.09)
Net income (diluted)	(0.77)	2.75	(3.09)

NOTE 12 Minority interests

The minority interests decrease as a result of the acquisition of 25% held by SOGEPA in Cockerill Sambre.

In December 1998, Auxidev (a holding company wholly-owned by Indus, itself wholly-owned by Usinor) issued M€ 259 of bonds redeemable in priority shares (TSAR), due December 31, 2003. These bonds are classified under "Minority Interests" in the balance sheet; their remuneration (Euribor 3 months + 0.65%) amounts to M€ 6 in 2001 (2000: M€ 13 and 1999: M€ 9) is classified under "Minority Interests" in the consolidated statement of income. On December 22, 2000 an amount of M€ 70 was reimbursed.

On December 22, 2000 Valinter (a holding company wholly-owned by Indus, itself wholly-owned by Usinor) issued M€ 250 of bonds redeemable in priority shares (TSAR), due December 31, 2005. These bonds are classified under "Minority Interests" in the balance sheet; their remuneration (Euribor 3 months + 1%) amounts to M€ 8 in 2001 (M€ 0.4 in 2000) is classified under "Minority Interests" in the consolidated statement of income.

NOTE 13 Negative goodwill

An additional negative goodwill arising from the acquisition of 25% of Cockerill Sambre held by Sogepa as of 20th December 2001, has been recognized for the amount of M€ 317. The amount of M€ 77 of negative goodwill have been identified as being losses and expenses concerning mainly environmental risks and other risks related to the Walloon steel industry, the balance has been allocated on the basis of the subsidiaries' invested capital. In 2002, this negative goodwill will be amortized on the basis of the average weighted residual lifetime of acquired depreciable assets (i.e M€ 27.7 per year).

After cumulating this additional negative goodwill to the amount previously recognized, the total net negative goodwill on Cockerill Sambre as of 31 December 2001 amounts to M€ 905.

Breakdown of negative goodwill

2001	Opening balance	Additions (disposals)	Release to income	Other	Closing balance
La Magona	16		(2)		14
Cockerill Sambre	687	317	(136)	37	905
Total	**703**	**317**	**(138)**	**37**	**919**

2000	Opening balance	Additions (disposals)	Release to income	Other	Closing balance
La Magona	19		(3)		16
Cockerill Sambre	838	2	(96)	(57)(*)	687
Other	2		(2)	0	0
Total	**859**	**2**	**(101)**	**(57)**	**703**

(*) of which M€ 66 related to review of fair values

1999	Opening balance	Additions (disposals)	Release to income	Other	Closing balance
La Magona	28		(2)	(7)	19
Cockerill Sambre		910	(72)		838
Other	—			2	2
Total	**28**	**910**	**(74)**	**(5)**	**859**

NOTE 14 Accrued pension and retirement benefits

14.1 *Pension*

In Europe, depending on each country's law, an indemnity is paid to personnel upon retirement from the Company. This indemnity is measured on the final salary and seniority basis. Supplementary pension benefits are also paid, completing legal pension benefits to guarantee a global benefit for the retirees. All these plans are defined benefit plans.

Termination indemnities and pension benefits are calculated on an actuarial basis using the Projected Unit Credit Method in order to determine the present value of the obligation and the current service cost. The portion of actuarial gains and losses to be recognized, the "corridor", is divided by the expected average remaining working lives of the employees participating in the plans.

Since 1998, the actuarial valuations have been determined by consulting actuaries. European actuarial assumptions have been modified in compliance with future retirement conditions and new actuarial knowledge.

The European plan assets are insurance contracts. Obligations and plan assets are valued separately. Excess of plan assets over obligations (overfunding) is recognized under financial assets (2001: M€ 17, 2000: M€ 17, 1999: M€ 19). Excess of obligation over plan assets is accrued.

Termination benefits and other related obligations, in accordance with obligations under plans which have been since terminated, are also recognized and total M€ 11, M€ 15 and M€ 8 at December 31, 2001, 2000 and 1999, respectively. These are related to French companies and EKO Stahl.

14.2 Medical care

Medical care obligations are related to the U.S. subsidiary, J&L and the French subsidiary Beautor S.A. Valuation assumptions were the same as for pensions and include an increase of costs related to medical care expense of 7% for 2001 (decreasing to 4.75% from 2005).

	1999	2000	2001
Breakdown of accrued pension and retirement benefits			
Termination indemnities	340	354	366
European pension benefit obligation	582	639	706
US pension benefit obligation	22	29	28
Postretirement benefit	62	68	72
Termination benefits and other related obligations	8	15	11
Total accrued pension and retirement benefits	**1,014**	**1,105**	**1,183**
Current (note 15)	117	97	90
Noncurrent	897	1,008	1,093

Accrued pension and retirement benefits consist of the following:

	Termination Indemnities			European Pension Benefit Obligation			U.S. Pension Benefit Obligation		
	1999	2000	2001	1999	2000	2001	1999	2000	2001
A. Change in Projected Benefit Obligation									
PBO at beginning of year	275	246	267	473	842	947	90	99	115
Interest Cost	13	14	16	42	48	70	7	8	8
Service Cost	13	13	15	48	27	27	3	3	3
Amendments	—	(1)	—	—	—	—	3	—	—
Actuarial (gain)/loss	(11)	(9)	0	(18)	47	(6)	(12)	4	—
Other Actuarial (gain)/loss	(1)	1	(2)	136	21	6	—	—	—
Benefit paid	(7)	(3)	(7)	(84)	(73)	(82)	(6)	(7)	(10)
Change in scope of consolidation	(36)	6	0	245	35	0	—	—	(1)
Exchange differences on foreign plans							14	8	6
PBO at end of year	246	267	289	842	947	962	99	115	121
B. Change in plan assets									
Fair value of plan assets at beginning Of year	—	2	12	19	36	35	79	93	96
Actual return on plan assets	—	—	(1)	1	4	1	6	3	(8)
Employer contribution	—	10	5	—	40	42	1	—	5
Benefits paid	—	—	—	—	—	(37)	(6)	(7)	(10)
Change in scope of consolidation	2	—	—	16	(45)	—	—	—	—
Exchange differences on foreign plans	—	—	—	—	—	—	13	7	6
Fair value of plan assets at end of Year	2	12	16	36	35	41	93	96	89
Funded status gain/(loss) B-A	(244)	(255)	(273)	(806)	(912)	(921)	(6)	(19)	(32)
Unrecognized actuarial gain/(loss)	(96)	(99)	(93)	224	90	215	8	7	4
Unrecognized prior Service Cost	—	—	—	—	183	—	24	17	—
Net amount recognized	340	354	366	582	639	706	22	29	28
Assumptions									
Discount rate	6%	6%	5.75%	6 to 6.08%	6 to 6.08%	5.75%	6.75%	7.50%	7.25%
Expected return on assets	—	6%	6%	11.4%	6%	6%	9%	9%	9%
Rate of compensation increase	2 to 4.5%	1 to 5%	1 to 5%	2 to 4.5%	1 to 5%	1 to 5%	4%	4%	3%
Net periodic pension cost									
Service Cost	13	13	15	48	27	27	3	3	3
Interest	14	14	15	42	48	70	7	8	9
Expected return on plan assets	—	—	—	(1)	(2)	(1)	(8)	(9)	(9)
Amortization of prior service costs	—	6	2	—	53	13	1	—	1
Recognized actuarial gain/(loss)	(8)	(5)	(8)	16	37	45	(1)	(1)	(1)
Net periodic pension cost	18	28	24	105	163	153	2	1	2
Net liability at beginning of the Year	384	340	354	342	582	639	18	22	29
Net expense recognized in income Statement	18	28	24	105	163	153	2	1	2
Contributions	(8)	(15)	(13)	(85)	(106)	(77)	(1)	—	(3)
Changes in scope of consolidation	(54)	1	1	220	—	(9)	2	4	—
Exchange differences on foreign Plans	—	—	—	—	—	—	1	2	2
Net liability at the end of the Year	340	354	366	582	639	706	22	29	28
Accumulated benefit obligation at the end of the year	195	209	229	775	863	853	87	100	114
Minimum liability adjustment	N/A	N/A	N/A	157	189	xxxx	N/A	N/A	N/A

Postretirement benefits consist of the following:

	Postretirement Benefit		
	1999	2000	2001
A. Change in Projected Benefit Obligation			
PBO at beginning of year	51	46	58
Service Cost	2	2	1
Interest Cost	4	4	4
Amendments	—	—	—
Actuarial gain/loss	(18)	5	—
Other actuarial gain/loss	(2)	(2)	(3)
Changes in scope of consolidation	1	—	—
Exchange differences on foreign plans	8	3	3
PBO at end of year	46	58	63
B. Change in plan assets			
Fair value of plan assets at beginning of year	6	7	7
Actual return on plan assets	1	—	—
Employer contribution	—	—	—
Exchange differences on foreign plans	—	—	1
Fair value of plan assets at end of year	7	7	8
Funded status (B-A)	(39)	(51)	(55)
Unrecognized actuarial gain/loss	1	1	—
Unrecognized prior Service Cost	(24)	(18)	(17)
Net amount recognized	62	68	72
Assumptions			
Expected return on assets	6.75%	7.50%	7.25%
Rate of compensation increase	9.00%	9.00%	9.00%
Net periodic pension cost			
Service Cost	2	2	2
Interest	4	4	4
Expected return on plan assets	(1)	(1)	(1)
Amortization of prior service costs/recognized actuarial gain/loss	(1)	1	(1)
Net periodic pension cost	4	6	4
Net liability at beginning of the year	50	62	68
Net expense recognizes in the income statement	3	6	4
Contributions	(1)	(5)	(4)
Exchange differences on foreign plans	8	5	4
Changes in scope of consolidation	2	—	—
Net liability at the end of the year	62	68	72
Accumulated benefit obligation at the end of the year	46	50	63
Minimum liability adjustment	N/A	N/A	N/A

NOTE 15 Other accrued liabilities

2001	Opening balance	Additions	Deductions made against expenses incurred	Other Deductions	Changes in exchange rates and scope of consolidation	Closing Balance
Restructuring costs	149	274	(62)	(15)	(3)	343
Commercial risks	151	66	(50)	(23)	(1)	143
Fringe benefits	44	11	(9)	—	(2)	44
Fines and penalties	4	1	—	(2)	1	4
Non-commercial litigations, secured liability, risks and losses related to affiliates	142	31	(20)	(22)	(19)	112
Environmental risks	63	46	(3)	—	(4)	102
Other liabilities	59	57	(40)	(11)	17	82
Total	**612**	**489**	**(184)**	**(66)**	**(11)**	**830**

2000	Opening balance	Additions	Deductions made against expenses incurred	Other Deductions	Changes in exchange rates and scope of consolidation	Closing Balance
Restructuring costs	210	11	(56)	(6)	(10)	149
Commercial risks	144	44	(38)	(11)	12	151
Fringe benefits	46	9	(4)	(1)	(6)	44
Fines and penalties	4	1	(1)	—	—	4
Non-commercial litigations, secured liability, risks and losses related to affiliates	240	28	(38)	(60)[1]	(28)	142
Other liabilities	63	63	(33)	(4)	33	122
Total	**707**	**156**	**(170)**	**(82)**	**1**	**612**

(1) including a M€ (23) relating to IUP (see note 20).

1999	Opening balance	Additions	Deductions made against expenses incurred	Other Deductions(**)	Changes in exchange rates and scope of consolidation	Closing Balance
Restructuring costs	274	124	(133)	(28)	(27)	210
Commercial risks	85	77	(44)	(15)	41	144
Fringe benefits	14	47(*)	(9)	(1)	(5)	46
Fines and penalties	13	2	(13)	—	2	4
Non-commercial litigations, secured liability, risks and losses related to affiliates	136	136	(71)	(26)	65	240
Other liabilities	101	92	(66)	(33)	(31)	63
Total[1]	**623**	**478**	**(336)**	**(103)**	**45**	**707**

(1) including a M€ 60 net increase due to changes in the scope of consolidation.

(*) including a M€ 37 increase due to work medal.

(**) due to changes in economical and/or legal circumstances, the accrual for restructuring costs relating to Stainless Steel (20 M€), a provision concerning the plant l'Ardoise (23 M€) and accruals for Lormines (16 M€) have been reversed.

	1999	2000	2001
Other accrued liabilities, current	436	387	445
Other accrued liabilities, non-current	271	225	385
Total other accrued liabilities	707	612	830
Other accrued liabilities, current	436	387	445
Pension and retirement benefits, current (see note 14)	117	97	90
Total other accrued liabilities	**553**	**484**	**535**

Restructuring costs

Restructuring costs include accruals for the Employment Plan (2001: M€ 61, 2000: M€ 112, 1999: M€ 172), accruals for the "Plan Delta (2001: M€ 191)for the Région Wallonne (Cockerill Sambre) and plant and facility closures and other restructuring (2001: M€ 91, 2000: M€ 37, 1999: M€ 38).

Employment Plan: In October 1990, the Group signed an agreement with French employee representative organizations. This agreement was revised in 1995 and currently covers termination conditions (early retirement and out-placement) for the most important French subsidiaries. In line with this agreement, provisions representing the present value of future cash outflows, are built up when the plans are presented to the social partners.

Former Employment Plans primarily relate to the Lorraine facilities (East of France: Uckange, Gandrange and Longwy) where comprehensive production restructuring has been implemented since 1991 in the pig iron and long products operations and also relates to Le Creusot plant (gauge plate operations in the center of France) and to major strip product manufacturing sites (Dunkirk, Florange and Fos-sur-Mer respectively in north east and south of France). This plan concerned early retirement, eventually preceded by a transition to partial employment. By the end of 2000, the number of employees was 3,825.

New Employment Plans relate to the stainless steel activities and to Sollac and are based on the extended application of partial employment as included in the above mentioned agreement on Group level. The provision covers the cost of redundancy for part of the personnel concerned by the partial employment regulations. These Plans aimed at a reduction of respectively 1,200 and 1,500 employments.

Commercial risks

Commercial risks mainly include customer litigations, credit risk for overdue receivables as well as losses on orders and termination losses and short term sales commitments.

Risks and losses relating to affiliates and non commercial litigations, secured liability

	1999	2000	2001
Sodie & Sodisid loans	27	24	29
Lormines	12	4	4
Specialty steels	13	11	23
Cockerill Sambre (risk Ymos)	13	5	5
Imphy Ugine Précision	59	36	—
Other subsidiaries	40	27	22
Stock purchase agreement	17	—	—
Social risks	—	12	11
Other	59	23	18
Total other litigations, secured liability and subsidiaries Risks	**240**	**142**	**112**

Environmental liabilities

The Group generally estimates environmental related losses on a case by case basis and makes the best estimate based on available information, provided that this available information indicates that the loss is "probable" and "reasonably estimable". If the loss is either not "probable" or not "reasonably estimable", the Group does not account for it. The Group has recorded M€ 46 at the end of 2001 (2000: M€ 63 and 1999: M€ 23). The increase was the result of the implementation of a procedure to inventory its polluted sites and to define the need for soil mending and long term surveillance.

Industrial plants are inventoried and monitored to prevent environmental problems. Such plants are divided into two categories:

- active plants for which a simplified risk assessment is performed according to a timetable established with the Ministère de l'Environnement (French Ministry of the Environment); and
- inactive plants for which a risk assessment is performed at a level of detail (simplified estimate, detailed analysis, remediation program, monitoring) consistent with the French State's requirements. Sites listed in the national inventory of polluted sites are integrated in the risk assessment program in order of priority established by French State environmental authorities.

Using internal plant landfills is allowed for some categories of wastes, depending on the geological characteristics of the targeted sites. These sites are subject to hydro-geological studies performed by State-appointed experts and are integrated in a monitoring program.

The cost for the Group of implementing environmental protection measures has two principal components:

- investment in new equipment aimed at reducing pollution, which amounted (in terms of commissioning) to approximately M€ 30 in 2001 (2000: M€ 36 in 2000 and M€ 34 in 1999) and,
- control and operating expenses, which amounted to approximately M€ 250 in 2001 (M€ 247 in 2000 and M€ 230 in 1999). These expenses include certain costs to remediate previously contaminated sites and landfills. With respect to subsequent periods, and based on the present environmental legislation, the Group estimates that this amount should remain at the same level, although no assurance can be given that changes in the applicable environmental legislation will not occur.

Contingencies

State Subsidies

Under certain conditions, the European Commission may decide that financial advantages accorded companies by member State governments should be considered as State aids, and require that they be reimbursed by these companies.

Cartels

Under certain conditions, the European Commission may levy fines on companies engaging in prohibited cartels or ententes in restraint of trade.

Trade barriers

Trade liberalization has brought with it provisions for national defensive measures to regulate international trade. The most recent measures were adopted by the GATT in 1994; the most important are anti-dumping codes and countervailing duties legislation applied against government subsidies, as well as safeguard clauses and voluntary restraints.

There has been a marked increase in such defensive measures in recent years, particularly the adoption of anti-dumping and countervailing duty measures by an increasing number of countries. This underlying trend has been accentuated further by an investigation on use of the safeguard clause by the United States, which began in June 2001. The European Community followed suit in March 2002 and Canada in April 2002.

Safeguard measures allow a country to protect a branch of a national industry when a product is being imported in such increased quantities as to be a substantial cause of serious prejudice, or the threat thereof, to the domestic industry, but such measures do not provide relief against so-called unfairly traded imports.

Anti-dumping duties are intended to eliminate the effects of a trade practice under which goods are sold in export markets at prices lower than in the domestic market. The duties are equal to the amount by which the sales price on the domestic market exceeds the sales price on the export market.

Countervailing duties are intended to annul the advantages obtained from direct or indirect government subsidies on products imported.

Anti-dumping measures and countervailing duties

- *Actions against European exports*

(1) United States

a) Flat carbon steel.

Imports of plate and heavy sheet are subject to anti-dumping duties of 10.43% and countervailing duties of 5.56% on Sollac and Industeel and 6.86% on GTS, beginning in November 1999 and continuing through 2004.

Anti-dumping and countervailing duties have been applied to imports from Belgium since 1993. Cockerill Sambre's products are subject anti-dumping duties of 6.75% and countervailing duties of 23.15%. In December 2000, following a quinquennial "sunset" review, these sanctions were extended until 2005. The rates applied are reviewed annually.

Imports of flat cold-rolled products coated to prevent corrosion, in particular from France, have been subject to anti-dumping and countervailing duties, at a combined rate of 44.53%, since1993. In November 2000, following a quinquennial "sunset" review, these sanctions were extended until 2005. The Group is now challenging this decision at the U.S. International Trade Court.

The rates applied are reviewed annually.

Lastly, on September 28, 2001, proceedings were opened on cold-rolled products from Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, the Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey and Venezuela. On November 13, 2001 the U.S. International Trade Commission (ITC) voted unanimously to continue the proceedings. A preliminary decision of the Department of Commerce on the percentage considered as dumping is expected on April 26, 2002.

b) Stainless steels

- Flat stainless

Ugine has used the annual review procedure to seek to obtain a reduction in the 9.38% anti-dumping duty that has been imposed since June 1999 on imports of stainless strips and sheet, particularly from France. The definitive rate of 3% was published on February 4, 2002.

A revision of the countervailing duty of 5.38% was requested for 2000. A preliminary decision is expected on May 3, 2002.

- Long stainless

In July 2000, the anti-dumping duties applied to imports of stainless steel wire rod, in particular from France, since 1993, were extended until 2005, until the close of the "sunset" five-year revision procedure, reduced to 7.19% after several annual revisions.

They may be revised annually.

- Stainless steel bars

The U.S. government opened an investigation following complaints filed by American industry in December 2000 concerning imports of stainless steel bars, particularly from France (anti-dumping) and Italy (anti-dumping and countervail). Definitive anti-dumping duties of 3.9% for Ugine Savoie and 1.7 % for Bedini were published on January 16, 2002. Countervailing duties on Bedini were excluded in the definitive decision.

(2) Brazil

In May 2000, the Brazilian government imposed a 30.9% anti-dumping duty on Ugine's exports cold-rolled flat stainless sheet (thickness of less than 3 mm). An administrative appeal has been made.

(3) India

In a decision dated December, 13 2001, the government of India imposed provisional anti-dumping duties on cold-rolled stainless steel imports from the United States, Japan, Canada and the European Union. Duties were set at USD 0.82/kilo on imports from the U.S., USD 0.70 /kilo for Japan, USD 0.20/kilo for Canada and USD 0.37/kilo for the European Union.

(3) Canada

In December 2000, the government of Canada opened an investigation on steel imports from various countries, including Portugal (Lusosider).

- *Actions against European imports*

a) Flat carbon steel

With the respect to hot-rolled coil, in February 2000, the European Commission imposed anti-dumping measures on imports from Taiwan (3.9 to 24.9%) and ,Yugoslavia (15.40%) as well as countervailing duties on imports from Taiwan (3.90 to 4.40%). Pricing commitments were signed with South Africa, Bulgaria and India.

With the respect to quarto plates, in a definitive decision taken in June 2000, the Commission imposed anti-dumping duties of 13.1% on imports from China and confirmed pricing commitments signed with India and Romania.

b) Long stainless steel

In July 1999, the European Commission fixed the definitive rates of anti-dumping duties (up to 55%) and countervailing duties (up to 48.9%) on imports of stainless wire from India, regardless of diameter of less than or more than 1mm.

Safeguard clause

- United States:

a) Machine wire.

Imports of most kinds of machine wire from all countries except Canada and Mexico were subjected to maximum quotas. Under the terms of a decision dated November 21, 2001, the quota for member States of the European Union was set at 419,948,744 kilos.

b) Flat carbon and alloy steels, long carbon and alloy steels, pipes and accessories in carbon steel and alloys, stainless and alloys for tools

On June 22, 2001, at the request of the President, U.S. authorities opened an investigation aimed at safeguard actions covering four families of steel products, subdivided into 33 classes. Targets include flat carbon and alloy steels, long carbon and alloy steels, pipes and accessories in carbon steel and alloys, stainless and alloys for tools. Group companies concerned include Acesita, Cockerill Sambre, Eko Stahl,

Lusosider, Sollac Atlantique, Sollac Lorraine, Sollac Méditerranée, Sprint Métal, Ugine Savoie Imphy, Usinor Industeel and Usinor Packaging.

The International Trade Commission took a positive decision that U.S. industries were being harmed. It is now reviewing measures to be taken. At the same time, the office of the U.S. Trade Representative (USTR) launched an investigation of the restructuring projects of American steel makers and products to be excluded from the safeguards. This investigation was completed on November 27, 2001.

Meetings were organized at the OECD in Paris on September 17 and 18, 2001, including representatives of producer countries and senior management of steel companies. Additional meetings were held in December 2001 and April 2002, after governments consulted their respective steel industries.

President Bush made his decision public on March 6, 2002. Import restrictions were made applicable as of March 20, 2002, for a period of 3 years and 1 day. Flat carbon products are subject to additional customs duties of 30% in the first year, 24% in the second year and 18% in the third year. Rods for reinforced concrete and welded pipe are subject to additional duties of 15% the first year, 12% the second year and 9% the third year. Carbon and alloy steel accessories are subject to additional customs duties of 13% the first year, 10% the second year and 7% the third year. Stainless bars and rods are subject to supplementary duties of 15% the first year, 12% the second year and 9% the third year. Stainless wire is subject to supplementary duties of 8% the first year, 7% the second year and 6% the third year. Slabs are subject to quotas. Stainless pipe accessories and steels for tools are excluded.

The U.S. administration is now reviewing over 1,200 requests for exclusion for products American steel makers are unable to supply; these are often supported by American steel users. For the Group, this concerns high value added niche products. Investigations will continue through July 2002. Thereafter, on each anniversary of the decision, requests for exclusion for reasons such as exhaustion of inventories may be considered.

- Europe

Flat carbon steels and alloys, except for stainless steel, coated products, certain long carbon steels and alloys and carbon steel and alloy accessories. While the Group's exports to the U.S count for less than 13% of total sales, the major impact is indirect in that low-cost products from third countries could then be shifted to the European market. To meet this threat, the European Commission brought its safeguard measures into effect after publication of President Bush's decision. As of March 28, 2002, temporary restrictions in the form of quotas were set up for a period of six months. An investigation to measure the impact of the U.S. measures on the flow of imports into Europe is now under way and will permit a decision to be made as to whether to maintain these measures after the temporary restrictions expire on September 28.

- Canada

Flat carbon steel and alloys, certain long carbon steels and alloys. On March 25, 2002, the Canadian government requested the Canadian Foreign Trade Court to open an investigation concerning use of the safeguard clause. The Group is only concerned about flat carbon steel and alloys. Even though the Group's Canadian sales are not very high, Canada's position as second importer after the USA requires it to take part in the investigation. The Canadian Foreign Trade Court should publish its report on July 4, 2002, advising on damage or a risk of damage to the Canadian steel industry caused by imports.

In the last analysis, it is up to the Canadian government to decide, at a time of its choosing, whether or not to apply restrictive measures and what form such measures should take supplementary duties or quotas.

Voluntary restraint agreements

The European Union has negotiated partnership and cooperation agreements with the Member States of the Commonwealth of Independent States (CIS-most former Soviet Republics).

In principle, participants in these agreements apply a most-favored-nation clause on customs tariffs amongst themselves. These agreements also include clauses providing for the elimination of quantitative restrictions (quotas) and other trade barriers.

The European Union ended its policy of autonomous quantitative restrictions for CIS countries in 1995, and concluded bilateral agreements with Russia, the Ukraine and Kazakhstan, which cover the majority of steel products subject to the ECSC Treaty that are imported from these countries. The agreements with Russia and the Ukraine came into effect in 1997, while the agreement with Kazakhstan came into effect on January 1, 2000. These agreements expire on January 31, 2001 unless they are prolonged in the context of these countries' adhesion to the WTO and in the light of the progress of their restructuring programs.

The agreements are now being negotiated with the European Commission, and are likely to be renewed under identical conditions. Transitional measures have been taken to prepare the conditions for full liberalization over time of the steel market with these countries. These would include respect for competition law and for rules governing State aids and environmental protection. The measures permit state aids and other approaches needed for the restructuring of their steel industries.

NOTE 16 Financial debt

	1999	2000	2001
Bonds	1,204	1,737	1,863
Capital lease obligations	27	25	19
Other debt	480	363	374
Long term debt	**1,711**	**2,125**	**2,256**
Current portion of long term debt[1]	178	194	645
Total long-term debt	**1,889**	**2,319**	**2,901**
Total short-term debt	**1,946**	**1,332**	**928**

(1) including accrued interest M€ 91 in 2001, M€ 67 in 2000 and M€ 45 in 1999.

Net debt at December 31, 2001 amounted to 2,703 M€ (2000: 3,069 M€ and 1999: 2,903 M€) after deducting cash of 1,096 M€ (2000: 550 M€ and 1999: 834 M€) and cash equivalents of 30 M€ (2000: 32 M€ and 1999: 98 M€).

The effect of changes in scope of consolidation was an decrease in net debt of 4 M€ in 2001 (2000: increase of 6 M€ and 1999: decrease of 44 M€).

16.1 Analysis by currency (excluding short term debt and the effect of currency swaps)

	1999	%	2000	%	2001	%
EURO (and currency « in »)[1]	1,296	69	1,688	73	2,329	80
USD	549	29	623	27	568	20
Other	44	2	8	0	4	0
Total	**1,889**	**100**	**2,319**	**100**	**2,901**	**100**

(1) includes debt in € and debt in other currencies of countries adopting the €.

16.2 Analysis by maturity date (excluding short term debt)

	1999	2000	2001
2000	178	—	—
2001	139	194	—
2002	584	583	645
2003	119	152	45
2004	26	23	36
2005	—	532	529
2006	—	—	781
Beyond 5 years	843	835	865
Total	**1,889**	**2,319**	**2,901**

Certain debts of Unimétal and Thainox with a maturity beyond 1999 were paid in 1999, totalling M€ 215.

16.3 Interest Rates

a) Long-term debt (including current portion and excluding the effect of currency swaps). Substantially all floating rate debt pays interest at rates based on the EURIBOR and the LIBOR for the relevant currencies.

	1999	2000	2001
0 to 6% (included)	494	937	1,271
6 to 10% (included)	674	724	1,240
Total fixed rates	1,168	1,661	2,511
Total floating rates	721	658	390
Total	**1,889**	**2,319**	**2,901**

b) Short-term debt interest rates are mainly based on EURIBOR or LIBOR

c) Hedging financial instruments. The net profit recorded on financial instruments hedging debt is 9 M€ in 2001 (3 M€ in 2000 and 3 M€ in 1999).

16.4 Significant individual borrowings

	1999	2000	2001
Usinor			
3 month + 0.60% Euribor bonds 2001/2007	—	—	150
6.125% bonds 2001/2008	—	—	600
Convertible bonds 3.875% 2000/2005	—	497	497
Convertible bonds 3.000% 1998/2006	422	422	406
8.50% bonds 1995/2002	274	274	274
7.25% bonds 1996/2006 (USD 300 million)	299	323	340
3 month Libor bonds 1995/2002 (USD 150 million)	149	161	170
9% bonds 1992/2002 (BEF 1,000 million)	25	25	25
3% ITL bonds 1992/2002 (ITL 30,000 million)	16	16	16
J & L			
Revolving credit 1997/2002 (USD 125 million)	48	81	—
Eko Stahl			
Libor loan 1996/2006 (EUR 31 million)	27	—	—
Libor loan 1996/2002 (EUR 28 million)	19	—	—
Libor loan 1998/2003 (EUR 35 million)	35	30	—
Libor loan 1998/2003 (EUR 35 million)	35	30	—
Libor loan 1998/2003 (EUR 21 million)	21	18	—
Libor loan 1996/2006 (EUR 28 million)	—	—	18
Libor loan 2001/2009 (EUR 42 million)	—	—	35
Libor loan 2001/2009 (EUR 21 million)	—	—	18
Cockerill Sambre			
Euribor loan 1997/2005 (BEF 1,000 million)	25	21	21
Euribor loan 1991/2003 (BEF 3,800 million)	31	—	—
4.70% JPY loan 1994/2001 (JPY 3,600 million)	16	16	—
Sub-total	1,442	1,914	2,570
Other debt	402	338	240
Accrued interest	45	67	91
Total	**1,889**	**2,319**	**2,901**

16.5 Security and restrictive covenants

Loans (excluding capital lease obligations) amounting to M€ 28 (2000: M€ 35 and 1999: M€ 27) are secured by assets.

NOTE 17 Accounts payable

	1999	2000	2001
Accounts payable-Trade	2,508	2,737	2,691
Accounts payable-Other	200	171	150
Other payables to related parties	45	26	22
Tax and social contributions	792	1,121	872
Other	304	264	231
Accrued charges and deferred income	152	101	118
Total	**4,001**	**4,420**	**4,084**

NOTE 18 Operating income

18.1 Statement of operations classified by nature of income and expenses

	1999	2000	2001
Net sales	13,623	15,733	14,523
Raw materials and consumables	(5,758)	(7,303)	(6,720)
Payroll costs	(2,813)	(2,894)	(2,829)
Employee profit sharing	(8)	(42)	(12)
Other external charges	(4,113)	(4,298)	(4,177)
Depreciation and amortization	(658)	(667)	(692)
Other operating income/expense[1]	76	177	214
Change in inventories	(130)	346	(384)
Internal cost capitalized	44	38	39
Total operating costs	**(13,360)**	**(14,643)**	**(14,561)**
Operating income	**263**	**1,090**	**(38)**

(1) Mainly includes net sales of by-products, local taxes and income or expenses due to variations in valuation allowances on current assets.

18.2 Payroll costs and average number of employees of integrated companies

	1999	2000	2001
Wages and salaries	1,981	2,062	2,039
Social security taxes and other benefits	832	832	790
Total	2,813	2,894	2,829
Management	5,695	5,887	7,672
Supervisory and administrative, and other production Personnel	58,423	54,634	51,844
Total employees[1]	**64,118**	**60,521**	**59,516**

(1) Excluding employees on paid leave of absence and employees participating in retraining programs.

For the year ended December 31st, 2001, the total compensation we paid to our Chairman and Senior Executive Vice Presidents amounted to € 3 million.

NOTE 19 Interest and other financial expenses, net

	1999	2000	2001
Interest expense, net	(201)	(253)	(204)
Dividends received	9	15	15
Exchange gains and losses	11	(3)	(95)
Other financial expenses, net	(25)	(29)	(47)
Total	**(206)**	**(270)**	**(331)**

In 2001, the interest and other financial expenses includes a net charge of M€ 94 related to revalorization of USD loans considered as an overhedge of Group investments in this currency.

NOTE 20 Other income and expense

In 2001, other income and expense include a net charge of M€ (256) (including M€ 191 for the Delta plan in Wallonne steel activities) related to provisions for restructurations, provision for environmental risks for an amount of M€ (43), organization expenses related to ARCELOR for an amount of M€ (30), charge

related to the closing of Biache plant for an amount of M€ (17), the financial restructuring costs of CMI for M€ (15) and further provisions for Specialty Steels for an amount of M€ (21).

In 2000, other income and expense include a net charge of M€ (38) related to environmental risks, depreciation of non consolidated financial assets for an amount of M€ (18) and the reversal of part of the provision for risks related to activities to dispose of M€ 23.

In 1999, other income and expenses mainly includes charges related to the employment plan of Sollac (M€ 99), the work medals (M€ 37), risks related to activities to dispose of (M€ 72), reversal of a provision concerning L'Ardoise 23 M€, earnings on sales for M€ 1 (Sogérail M€ 39, Allevard Ressort Automobile M€ 17, Coste M€ 9, Unimétal (M€ 22) and Ascométal (M€ 36)).

NOTE 21 Income taxes

21.1 Provision for income taxes

	1999	2000	2001
Current tax-Domestic	(33)	(97)	(24)
Current tax-US	1	(1)	0
Current tax-Other	(14)	(16)	(10)
Total current tax	(46)	(114)	(34)
Deferred tax	17	(4)	320
Total income tax provision	**(29)**	**(118)**	**286**

Certain French subsidiaries have been organized into three consolidated groups for tax purposes, in application of Articles 233 A and seq. of the French General Tax Code ("Code Général des Impôts"). The tax loss carryforwards of companies filing a consolidated tax return amounted to M€ 578, M€ 222, and M€ 531 in 2001, 2000, and 1999, respectively.

Reconciliation of the provision for income taxes to net income (loss) before tax:

	1999	2000	2001
Net income (loss)	(178)	759	(720)
Minority interest income (loss)	18	64	(37)
Equity in net income (loss) of equity investees	29	(107)	(31)
Income tax	29	118	(286)
Income (loss) before tax	(102)	834	(1,074)
Income tax at statutory rate (36.44% in 2001, 37.77% in 2000, 40% in 1999)	41	(315)	391
Reconciliation			
Permanent differences	(15)	23	(37)
Transactions taxed at reduced rate	(31)	6	(9)
Valuation allowance	(21)	145	(58)
Tax credits and other taxes	(3)	23	(1)
Income tax	(29)	(118)	286

Permanent differences mainly include:

	1999	2000	2001
Amortization of goodwill	1	24	(32)
Non-taxable dividends	(10)	(1)	(5)

21.2 Provision for deferred income taxes

Changes in deferred tax liability consist in the following:

	1999	2000	2001
Opening balance	75	155	111
Deferred tax expense (income)	(2)	(15)	(4)
Changes in scope of consolidation[1]	113	1	—
Changes in exchange rates	(31)	(30)	—
Closing balance	155	111	107

(1) In 1999, mainly Cockerill Sambre Group (M€ 112).

Changes in deferred tax assets consist in the following:

	1999	2000	2001
Opening balance	758	1,050	1,061
Deferred tax income (expense)	16	(19)	316
Other changes[1]	—	—	45
Changes in scope of consolidation[2]	287	—	—
Changes in exchange rates, change in accounting policy and secondary distribution	(11)	30	4
Closing balance	1,050	1,061	1,426

(1) Deferred taxes directly recorded in equities.

(2) Mainly Cockerill Sambre Group in 1999.

Sources of deferred tax assets and liabilities consist in the following:

	1999	2000	2001
Tax loss carryforwards	750	642	1,055
Other tax credits	180	167	170
Accrued pension and retirement benefits	312	321	353
Restructuring accruals	7	44	29
Investment depreciation	66	36	15
Differences between tax value and book value of tangible Assets	395	345	351
Other assets	379	347	316
Total deferred tax assets-gross	2,089	1,902	2,289
Valuation allowance	(773)	(541)	(520)
Deferred tax asset-net	1,316	1,361	1,769
Reserves for tax purposes	(28)	(34)	(45)
Tax on distributable earnings	—	—	—
Differences between tax and book values of PPE	(239)	(169)	(184)
Other liabilities	(153)	(208)	(221)
Deferred tax liability	(420)	(411)	(450)

As of December 31, 2001 the Company and its subsidiaries had net operating loss carryforwards expiring in the following years:

	2001
2002	10
2003	172
2004	42
2005	30
2006 and beyond	728
No expiration	1,820
Total	**2,803**
Other tax credits attributable to long term capital losses	843

NOTE 22 Related party transactions

The consolidated financial statements include transactions carried out in the normal course of business between the Group and non consolidated affiliates or equity accounted investees.

	1999	2000	2001
Loans (including short term) to affiliates	74	44	49
Guarantees given to affiliates	15	—	—

	1999	2000	2001
Sales	899	781	774
Purchases	137	214	315

NOTE 23 Financial instruments

Financial instruments with off-balance sheet risks and concentrations of credit risk

The Group uses financial instruments with off-balance sheet risks primarily to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. The Group controls the credit risks associated with these financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally give or require collateral or other security to or from the parties to the financial instruments with off-balance sheet risk. In addition, the Group conducts its operations with customers located throughout the world. Management believes that receivables are well diversified, thereby reducing potential credit risk to the Group. As a consequence, the Group does not anticipate none performance by counterparties which could have a significant impact on its financial position or results of operations.

The parent Company is operating on behalf of the Group's main subsidiaries for the purpose of interest rate or foreign exchange risk management. The notable exception to that policy is J&L Specialty Steel Inc., a U.S. subsidiary that invoices a small portion of its sales in other currencies than the U.S. dollar, and Eko Stahl, a German subsidiary that invoices the main part of its sales in euro. These two subsidiaries are hedging their rate and exchange risks locally and in concert with their parent company.

Hedging activities are related to interest rate and foreign exchange risk:

Interest rate instruments: The Group enters into various interest rate derivatives to lower funding cost, to hedge borrowings in foreign currencies and to alter from time to time the balance between fixed rate and floating rate indebtedness.

Interest rate swaps allow the Company to raise long-term borrowings at floating rate and effectively swap them immediately or during the life of the borrowing and/or vice versa. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional amount.

Swaps can also be used to exchange any given floating rate with another floating rate or any given currency with another currency (see *foreign exchange instruments hereunder*).

Interest rate forward and futures contracts are generally used by the Group to hedge the rate paid on floating rate debt or instruments or, in certain cases, fixed rate on future or existing debt. Futures contracts are also used in some cases to hedge rate differentials between two currencies as part of the foreign exchange risk management.

These contracts are commitments either to purchase or sell at a future date a designated financial instrument for a specified price or to receive or pay at a future date, a differential between two given rates. Some instruments may be settled in cash or through delivery, while others may only be settled in cash. The Company generally enters into highly liquid contracts, such as Euribor or Eurodollar futures.

Initial margin requirement and daily calls are met or received in cash. Futures contracts have little credit risk as the counterparties are organized exchanges. Forward agreements are subject to the creditworthiness of the counterparties, which are principally large banks.

The Company might also purchase or sell interest rate options and cap or collar agreements as part of its hedging strategy with respect to floating rate debt or instruments. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer of the option a specified financial instrument on agreed terms and/or to receive or pay a differential between two given rates or prices.

Gains or losses on hedging financial instruments are amortized as yield adjustments over the remaining life of the debt or instrument.

Foreign exchange instruments: The Company enters into forward exchange contracts and other foreign exchange derivatives to hedge the firm purchase and sale commitments resulting from transactions denominated in foreign currencies completed by most of its French and certain of its non-French subsidiaries. The Company generally invoices customers, when exporting, in the currency of the importing country.

The Company also enters into foreign exchange contracts to hedge at group level debts denominated in foreign currency and certain asset exposures.

The general policy of the Group is to fully hedge its transactional exposure. Hedging arrangements are generally entered into when client orders are placed or, in the case of imports, when raw material purchase orders are issued. However, corrections may be made from time to time to reflect the then current levels of sales orders and inventories of raw materials. In addition, the Company may, in specific circumstances and as an exception to the policy described above, not fully hedge certain identified exposures, or anticipate the forthcoming risks on its operating transactions, in both cases within delimited levels of risks duly approved by the Group's management.

With respect to debt, the general policy of the Group is that each operating subsidiary and the Company be indebted in the same currency as the one in which it is operating. This policy may be amended at corporate level either in consideration of an arbitrage between relative levels of interest rates and currency risks, or for the purpose of hedging an identified asset exposure.

Commodities: the Company may enter into forward contracts, options and swap commodities to reduce risks on certain commodities.

Accounting rules:

- currency hedging: sales and purchases are accounted for using the hedged rate,
- foreign currency denominated debt: changes in currency rates are accounted for under cumulative translation adjustment,
- interest rate instruments: income and expenses are accounted for under financial revenue or expense commitment to the hedged transactions.

Analyses are made on a timely basis in order to ensure that hedging instruments used by the Group reduce risks effectively. Should it not be the case, such instruments are consequently marked to market.

Trading activities: within limited open positions, maturities and stop losses, and delimited level of maximum risk, the holding Company enters into trading activity on its current exposure. Open positions are not material compared with the level of operating purchases and sales. In this framework, financial instruments, classes and currencies that may be used are approved by the corporate management. Risk is controlled through daily monitoring. In 2001 and 2000, the net trading result is not material for the Group.

Hedging instruments include the following:

	December 31, 2001				
		Remaining term			
	Total	<1 year	1-5 years	>5 years	Average Fixed rate[1]
Interest rate instruments					
Interest rate and currency swaps					
Currency swaps-Pay fixed	—	—	—	—	—
Currency swaps-Receive fixed	—	—	—	—	—
Interest rate swaps-Pay fixed	—	—	—	—	—
EUR	58	15	43	—	4.32%
Foreign currencies	—	—	—	—	—
Interest rate swaps-Receive fixed	—	—	—	—	—
EUR	994	165	229	600	4.78%
USD	340	—	340	—	5.70%
Foreign currencies	—	—	—	—	—
Interest rate swaps – Floating/Floating	122	46	76	—	—
FRA-purchases[2]	—	—	—	—	—
FRA-sales[2]	—	—	—	—	—
Cap-purchases[2]	—	—	—	—	—
Cap-sales[2]	—	—	—	—	—
Floor-purchases[2]	—	—	—	—	—
Floor-sales[2]	—	—	—	—	—
Swaps "à barrières"	—	—	—	—	—
Foreign exchange instruments					
Foreign exchange contracts-Currencies Purchased	776	776	—	—	—
Foreign exchange contracts-Currencies Sold	1,031	1,031	—	—	—
Currency options-purchases	1	1	—	—	—
Currency options-sales	—	—	—	—	—
Commodities					
Forward contracts-sales	18	18	—	—	—
Forward contracts-purchases	113	86	27	—	—
Swaps-commodities index	—	—	—	—	—
Option contracts-sales	—	—	—	—	—
Option contracts-purchases	—	—	—	—	—

(1) Average fixed rates have been computed using Euro and Foreign currencies rates. Floating rates are generally based on EURIBOR/LIBOR.

(2) Sales or purchases to and from the OTC market and Exchanges (MATIF in Paris, LIFFE in London, CME in Chicago). The sale of a future contract to an Exchange is equivalent to the purchase of a FRA from the OTC market and vice versa. Similarly, the purchase of a series of put options (call options) from an Exchange is equivalent to the purchase of a cap (floor) from the OTC market.

Hedging instruments include the following:

	December 31, 2000				
		Remaining term			
	Total	<1 year	1-5 years	>5 years	Average Fixed rate[1]
Interest rate instruments					
Interest rate and currency swaps					
Currency swaps-Pay fixed	—	—	—	—	—
Currency swaps-Receive fixed	23	23	—	—	4.76%
Interest rate swaps-Pay fixed	—	—	—	—	—
EUR	140	—	140	—	3.97%
Foreign currencies	—	—	—	—	—
Interest rate swaps-Receive fixed	—	—	—	—	—
EUR	394	—	394	—	4.15%
USD	322	—	—	322	6.02%
Foreign currencies	—	—	—	—	—
Interest rate swaps – Floating/Floating	122	—	—	122	—
FRA-purchases[2]	—	—	—	—	—
FRA-sales[2]	—	—	—	—	—
Cap-purchases[2]	—	—	—	—	—
Cap-sales[2]	—	—	—	—	—
Floor-purchases[2]	—	—	—	—	—
Floor-sales[2]	—	—	—	—	—
Swaps "à barrières"	12	12	—	—	—
Foreign exchange instruments					
Foreign exchange contracts-Currencies Purchased	2,037	2,030	7	—	—
Foreign exchange contracts-Currencies Sold	3,592	3,542	50	—	—
Currency options-purchases	—	—	—	—	—
Currency options-sales	—	—	—	—	—
Commodities					
Forward contracts-sales	61	53	8	—	—
Forward contracts-purchases	97	85	12	—	—
Swaps-commodities index	116	—	116	—	—
Option contracts-sales	2	2	—	—	—
Option contracts-purchases	2	2	—	—	—

(1) Average fixed rates have been computed using French and Foreign currencies rates. Floating rates are generally based on EURIBOR/ LIBOR.

(2) Sales or purchases to and from the OTC market and Exchanges (MATIF in Paris, LIFFE in London, CME in Chicago). The sale of a future contract to an Exchange is equivalent to the purchase of a FRA from the OTC market and vice versa. Similarly, the purchase of a series of put options (call options) from an Exchange is equivalent to the purchase of a cap (floor) from the OTC market.

Hedging instruments include the following:

	December 31, 1999				
		Remaining term			
	Total	<1 year	1-5 years	>5 years	Average Fixed rate[1]
Interest rate instruments					
Interest rate and currency swaps					
Currency swaps-Pay fixed	—	—	—	—	—
Currency swaps-Receive fixed	34	10	24	—	4.78%
Interest rate swaps-Pay fixed	—	—	—	—	—
EUR	373	242	131	—	4.11%
Foreign currencies	15	—	15	—	6.18%
Interest rate swaps-Receive fixed	—	—	—	—	—
EUR	394	—	394	—	4.14%
USD	299	—	—	299	6.02%
Foreign currencies	—	—	—	—	—
Interest rate swaps – Floating/Floating	122	—	122	—	—
FRA-purchases[2]	349	349	—	—	—
FRA-sales[2]	—	—	—	—	—
Cap-purchases[2]	—	—	—	—	—
Cap-sales[2]	—	—	—	—	—
Floor-purchases[2]	—	—	—	—	—
Floor-sales[2]	—	—	—	—	—
Swaps "à barrières"	37	25	12	—	—
Foreign exchange instruments					
Foreign exchange contracts-Currencies Purchased	595	595	—	—	—
Foreign exchange contracts-Currencies Sold	1,885	1,885	—	—	—
Currency options-purchases	—	—	—	—	—
Currency options-sales	—	—	—	—	—
Commodities					
Forward contracts-sales	98	82	16	—	—
Forward contracts-purchases	106	96	10	—	—
Swaps-commodities index	107	—	107	—	—
Option contracts-sales	10	10	—	—	—
Option contracts-purchases	11	11	—	—	—

(1) Average fixed rates have been computed using French and Foreign currencies rates. Floating rates are generally based on EURIBOR/LIBOR.

(2) Sales or purchases to and from the OTC market and Exchanges (MATIF in Paris, LIFFE in London, CME in Chicago). The sale of a future contract to an Exchange is equivalent to the purchase of a FRA from the OTC market and vice versa. Similarly, the purchase of a series of put options (call options) from an Exchange is equivalent to the purchase of a cap (floor) from the OTC market.

At December 31, 2001 net deferred gains amounted to MÇ 20 (2000, MÇ 27). These gains realized on swap, future and option contracts are recorded in other receivables and amortized over the remaining life of the debt hedged.

Fair value of financial instruments

Except for publicly traded equity and marketable debt securities for which market prices have been used, market values have been estimated for the majority of the Company's financial instruments. Accordingly, fair value is based on estimates using various valuation techniques, such as present value of future cash flows.

However, methods and assumptions used to disclose data presented hereafter are inherently judgmental and involve various limitations, including the following:

- fair values presented do not take into consideration the effects of future interest rate and currency fluctuations, and
- estimates as of December 31, 2001 are not necessarily indicative of the amounts that the Group would record upon further disposal/termination of the financial instrument.

As a consequence, the use of different estimations, methodologies and assumptions may have a material effect on the estimated fair value amounts. The methodologies used are as follows:

Non-current assets, investments and loans to non-consolidated Companies

The fair value of these financial instruments were determined by estimating future cash flows on an item-by-item basis and discounting these future cash flows using the Company's incremental rates at year-end for similar types of loans arrangements.

Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payables

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt

The fair value of these financial instruments was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates at year-end for similar types of borrowing arrangements. Interests on floating long-term debt are settled for short periods. As a consequence, the fair value is approximated by the carrying value.

Other off-balance sheet financial instruments

The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 2001 and 2000 based upon prevailing market conditions at the valuation dates.

	December 31, 2000		December 31, 2001	
	Carrying value	Fair value	Carrying Value	Fair value
Balance sheet				
Assets				
Equity investees listed	168	134	146	111
Equity investees unlisted	1,399	—	1,488	—
Non-consolidated companies	158	—	160	—
Loans to affiliates and other non-current assets	389	379	404	389
Marketable securities, listed	—	—	—	—
Marketable securities, unlisted	32	—	30	—
Liabilities				
Long-term debt	2,319	2,268	2,901	2,885
Off-balance sheet				
Interest rate instruments[a]				
Interest rate and currency swaps	—	—	—	—
Interest rate swaps-Pay fixed				
– EUR	—	1	—	—
– Foreign currencies	—	—	—	—
Interest rate swaps-Receive fixed				
– EUR	—	24	—	38
– Foreign currencies	—	17	—	16
Interest rate swaps-Floating/Floating				
FRA-Purchases[b]	—	0	—	0
FRA-Sales[b]	—	0	—	0
Cap-Purchases	—	0	—	0
Cap-Sales	—	0	—	0
Floor-Purchases	—	0	—	0
Floor-Sales	—	0	—	0
Foreign exchange instruments				
Forward contracts-sales[b]	—	82	—	(50)
Forward contracts-purchases[b]	—	(54)	—	1
Option contracts-sales	—	0	0	0
Option contracts-purchases	—	0	0	0
Commodities				
Forward contracts-sales [b]	—	3	—	3
Forward contracts-purchases[b]	—	(4)	—	1
Option contracts-sales[b]	—	0	—	0
Option contracts-purchases[b]	—	0	—	0

(a) a positive market value implies unrealized gains.

(b) due to accounting principles applied by the group, the carrying value recorded is the estimated market value of the contracts.

DISCLOSURES ABOUT MARKET RISK-TABULAR INFORMATION

The tables below constitute a forward looking statement as of December 31, 2001 and 2000, and are based on interest and exchange rates at the same dates and present future cash flows generated by derivative instruments.

BORROWINGS

Future cash flows estimated as at December 31, 2001

	2002	2003	2004	2005	2006	> 5 years
Currencies						
EUR	467	125	77	574	459	793
USD	197	25	25	25	365	
Total	**664**	**150**	**102**	**599**	**824**	**793**

Future cash flows estimated as at December 31, 2000

	2001	2002	2003	2004	2005	> 5 years
Currencies						
EUR	87	442	83	36	532	392
JPY	24					
USD	34	190	23	23	23	346
Total	**145**	**632**	**106**	**59**	**555**	**738**

Future cash flows estimated as at December 31, 1999

	2000	2001	2002	2003	2004	> 5 years
Currencies						
EUR	63	111	413	55	19	457
JPY	11	25				
USD	30	30	175	22	22	342
Total	**104**	**166**	**588**	**77**	**41**	**799**

LOANS

Future cash flows estimated as at December 31, 2001

	2002	2003	2004	2005	2006	> 5 years
Currencies						
EUR	15	10	3	3	6	—

Future cash flows estimated as at December 31, 2000

	2001	2002	2003	2004	2005	> 5 years
Currencies						
EUR	9	15	10	3	3	6

Future cash flows estimated as at December 31, 1999

	2000	2001	2002	2003	2004	> 5 years
Currencies						
EUR	7	6	12	8	8	16

INTEREST RATE AND CURRENCY SWAPS

Future cash flows estimated as at December 31, 2001

	2002	2003	2004	2005	2006	> 5 years
Currencies						
EUR	14	12	12	10	10	20
USD	14	14	14	14	14	—
Total	**28**	**26**	**26**	**24**	**24**	**20**

Future cash flows estimated as at December 31, 2000

	2001	2002	2003	2004	2005	> 5 years
Currencies						
EUR	(21)	(1)	—	(1)	—	—
JPY	24	—	—	—	—	—
USD	(1)	—	(1)	(1)	(1)	(1)
Total	**2**	**(1)**	**(1)**	**(2)**	**(1)**	**(1)**

Future cash flows estimated as at December 31, 1999

	2000	2001	2002	2003	2004	> 5 years
Currencies						
EUR	(15)	(21)	—	—	2	—
JPY	11	25	—	—	—	—
Total	**(4)**	**4**	**—**	**—**	**2**	**—**

FOREIGN EXCHANGE INSTRUMENTS

Future cash flows estimated as at December 31, 2001

	2002	2003	2004	2005	2006	> 5 years
Foreign exchange contracts – currencies purchased						
GBP	—	—	—	—	—	—
USD	776	—	—	—	—	—
Other	—	—	—	—	—	—
Total	**776**	**—**	**—**	**—**	**—**	**—**

	2002	2003	2004	2005	2006	> 5 years
Foreign exchange contracts-currencies sold						
GBP	179	—	—	—	—	—
USD	761	—	—	—	—	—
Other	91	—	—	—	—	—
Total	**1,031**	—	—	—	—	—

Future cash flows estimated as at December 31, 2000

	2001	2002	2003	2004	2005	> 5 years
Foreign exchange contracts-currencies purchased						
GBP	356	—	—	—	—	—
USD	1,643	7	—	—	—	—
Other	38	—	—	—	—	—
Total	**2,037**	**7**	—	—	—	—

	2001	2002	2003	2004	2005	> 5 years
Foreign exchange contracts-currencies sold						
GBP	566	—	—	—	—	—
USD	2,790	50	—	—	—	—
Other	186	—	—	—	—	—
Total	**3,542**	**50**	—	—	—	—

Future cash flows estimated as at December 31, 1999

	2000	2001	2002	2003	2004	> 5 years
Foreign exchange contracts-currencies purchased						
GBP	15	—	—	—	—	—
USD	570	—	—	—	—	—
Other	10	—	—	—	—	—
Total	**595**	—	—	—	—	—

	2000	2001	2002	2003	2004	> 5 years
Foreign exchange contracts-currencies sold						
GBP	240	—	—	—	—	—
USD	1,470	—	—	—	—	—
Other	175	—	—	—	—	—
Total	**1,885**	—	—	—	—	—

NOTE 24 Additional cash flow information

Changes in working capital include the following:

	1999	2000	2001
Change in inventories, net	150	(572)	499
Change in trade receivables, net	190	(239)	327
Change in other receivables, net	(231)	(233)	425
Change in trade payables	293	90	(59)
Change in other payables	(39)	249	(236)
Total	**363**	**(705)**	**956**

Net interest paid in 2001 amounted to M€ 137 (2000: M€ 199, 1999: M€ 168). Income tax paid in 2001 amounted to M€ 31 (2000: M€ 62, 1999: M€ 76).

NOTE 25 Commitments and contingencies

Commitments and contingencies exclude commitments described in note 22.

25.1 Commitments

	1999	2000	2001
Guarantees granted on third party debt(1)	59	62	77
Discounted bills	5	8	3
Lease commitments	15	15	32
Liabilities granted by assets	127	166	83
Total commitments given on debt	206	251	195
Guarantees granted to customers	24	26	27
Other	178	188	225
Total commitments given	**408**	**465**	**447**

(1) These amounts are based on the effective utilization of guaranteed debt instruments. Corresponding gross amount is M€ 89 in 2001 (2000: M€ 71 and 1999: M€ 116).

25.2 Contingencies

	1999	2000	2001
Guarantees received from nonconsolidated affiliates	141	119	107
Other	24	89	138
Total commitments received	**165**	**208**	**245**

NOTE 26 Segment information

Business segments are defined and financial information is reported on the basis that is used internally. Segments are based on the structure of the internal organization as it is defined by management for directing the policies and for evaluating segment performance of the company. The Company's activities are conducted through three segments as stated below. The Company's other activities, not falling within these segments are grouped under the classification "holding and eliminations". Operating profit and identifiable assets for each segment have been determined after making consolidation and intersegments adjustments as appropriate. Sales prices between business segments approximate market prices.

26.1 Breakdown by activity

A summary of the Company's operations by business segment is presented below:

2001	Flat Carbon Steel	Processing and Distribution	Stainless Steels, Alloys & Specialty Plates	Holding and Eliminations	Total
	(in € millions, except employee data)				
Income Statement					
Net sales	8,391	3,759	3,305	(932)	14,523
Intersegment sales	(1,201)	(72)	(27)	1,300	
Total	7,190	3,687	3,278	368	14,523
Operating income (loss)	134	91	(175)	(88)	(38)
Depreciation	(415)	(40)	(155)	(24)	(634)
Research & Development expenses	(62)	(2)	(30)	(38)	(132)
Impairment of assets (see Note 27)	(34)		(393)		(427)
Cash Flow Statement					
Capital Expenditures	(460)	(64)	(125)	(76)	(725)
Balance sheet					
Identifiable Assets	10,249	2,231	3,107	(15)(*)	15,572
Liabilities	5,251	1,343	2,427	1,931(*)	10,952
Other Information					
Employees	32,079	10,334	13,534	3,569	59,516
Wages and salaries	1,549	411	618	251	2,829

(*) Eliminations are respectively M€ (11,390) and M€ (4,191).

2000	Flat Carbon Steel	Processing and Distribution	Stainless Steels, Alloys & Specialty Plates	Holding and Eliminations	Total
	(in € millions, except employee data)				
Income Statement					
Net sales	9,152	4,593	3,682	(1,694)	15,733
Intersegment sales	(1,999)	(184)	(41)	2,224	0
Total	7,153	4,409	3,641	530	15,733
Operating income (loss)	932	156	107	(105)	1,090
Depreciation	(382)	(43)	(152)	(19)	(596)
Research & Development expenses	(64)	(2)	(30)	(35)	(131)
Cash Flow Statement					
Capital Expenditures	(416)	(91)	(176)	(36)	(719)
Balance sheet					
Identifiable Assets	11,024	2,775	3,802	(1,312)(*)	16,289
Liabilities	6,469	1,836	2,456	(159)(*)	10,602
Other Information					
Employees	32,272	10,564	13,918	3,767	60,521
Wages and salaries	1,566	415	655	258	2,894

(*) Eliminations are respectively M€ (13,026) and M€ (6,323).

1999	Flat Carbon Steel	Processing and Distribution	Stainless Steels, Alloys & Specialty Plates	Holding and Eliminations	Discontinued Activities	Total
Income Statement						
Net sales	7,485	3,804	2,838	(1,220)	716	13,623
Intersegment sales	(1,528)	(181)	(56)	1,807	(42)	—
Total	5,957	3,623	2,782	587	674	13,623
Operating income (loss)	163	176	(61)	(20)	5	263
Depreciation	(380)	(54)	(136)	(9)	(30)	(609)
Research and Development expenses	(106)	(2)	(35)	(10)	(9)	(162)
Cash Flow Statement						
Capital Expenditures	511	95	167	61	41	875
Balance sheet						
Identifiable Assets	9,427	2,488	3,587	(26)(*)	0	15,476
Liabilities	5,052	1,519	2,371	1,629(*)	0	10,571
Other Information						
Employees	31,828	10,014	14,554	3,883	3,839	64,118
Wages and salaries	1,450	367	628	196	172	2,813

(*) Eliminations are respectively M€ (9,049) and M€ (2,682).

26.2 Net revenues by geographical markets

	1999	2000	2001
France	4,471	4,326	3,933
Europe (excluding France)	6,774	8,141	7,878
USA	1,116	1,555	1,206
Rest of the world	1,262	1,711	1,506
Total	**13,623**	**15,733**	**14,523**

26.3 Geographical breakdown

2001	France	Belgium	Germany	Other Europe	USA	Rest of the world	Other Corporate & eliminat.	Total
			(in € millions, except employee data)					
Income statement								
Net sales	9,382	2,828	2,292	2,184	1,059	336	(3,558)	14,523
Intersegment sales	(2,184)	(1,023)	(63)	(391)				
Total	7,198	1,805	2,229	1,793	1,059	336	103	14,523
Operating profit (loss)	245	(124)	41	(27)	(83)	(41)	(49)	(38)
Depreciation	(356)	(124)	(48)	(39)	(28)	(22)	(17)	(634)
Research & development expenses	(82)	—	(6)	—	(5)	—	(39)	(132)
Cash flow statement								
Capital expenditures	(340)	(137)	(60)	(34)	(14)	(64)	(76)	(725)
Balance sheet								
Identifiable assets	5,667	2,502	1,400	1,740	721	1,076	2,466	15,572
Other information								
Employees	34,921	11,962	4,565	3,911	1,711	562	1,884	59,516
Wages and salaries	(1,494)	(670)	(198)	(148)	(133)	(10)	(176)	(2,829)

2000	France	Belgium	Germany	Other Europe	USA	Rest of the world	Other Corporate & eliminat.	Total
			(in € millions, except employee data)					
Income statement								
Net sales	10,205	3,014	2,495	2,250	1,364	395	(3,984)	15,740
Intersegment sales	(2,455)	(1,348)	(101)	(298)	(1)	(16)	(4,218)	0
Total	7,750	1,666	2,394	1,952	1,364	379	235	15,740
Operating profit (loss)	1,016	126	86	24	27	2	(148)	1,132
Depreciation	(346)	(113)	(44)	(36)	(27)	(20)	(11)	(596)
Research & development expenses	(84)	(532)	(4)	(1)	(6)	0	(35)	(131)
Cash flow statement								
Capital expenditures	(337)	(190)	(64)	(47)	(25)	(21)	(35)	(719)
Balance sheet								
Identifiable assets	6,475	2,380	1,491	1,881	963	1,053	2,046	16,289
Other information								
Employees	35,513	12,872	4,465	3,794	1,865	531	1,481	60,521
Wages and salaries	(1,600)	(654)	(189)	(145)	(139)	(9)	(159)	(2,894)

1999	France	Belgium	Germany	Other Europe	USA	Rest of the world	Other Corporate & eliminat.	Total
			(in € millions, except employee data)					
Income statement								
Net sales	9,363	2,314	2,005	1,535	1,041	275	(2,910)	13,623
Intersegment sales	(1,782)	(979)	(79)	(72)			2,912	
Total	7,581	1,335	1,926	1,463	1,041	275	2	13,623
Operating profit (loss)	295	(5)	20	22	(19)	(4)	(38)	263
Depreciation	(412)	(95)	(33)	(26)	(25)	(17)	(1)	(609)
Research & development expenses	(127)	(14)	(4)	(2)	(6)	—	(9)	(162)
Cash flow statement								
Capital expenditures	436	145	94	118	30	9	43	875
Balance sheet								
Identifiable assets	6,475	2,403	1,384	1,668	942	930	1,674	15,476
Other information								
Employees	40,713	12,271	4,089	3,448	2,017	570	1,010	64,118
Wages and salaries	1,786	551	160	120	118	9	69	2,813

NOTE 27 Impairment of assets

	in 2001			
	Other income and expenses	Impairment on discontinued activities	Goodwill Amortization	Total
IAP France	—	(112)	—	(112)
IAP other countries	—	(68)	(207)	(275)
Total Stainless Steel, alloys and plates	—	(180)	(207)	(387)
APC France	—	(24)	—	(24)
APC other countries	—	(10)	—	(10)
Total flat carbon	—	(34)	—	(34)
Total	—	**(214)**	**(207)**	**(421)**

Total impact on net income is a loss of (M€ 352) after minority interests.

The Company did not account for any impairment in 2000

	in 1999			
	Other income and expenses	Impairment on discontinued activities	Goodwill Amortization	Total
J&L	(3)	—	(19)	(22)
Total Stainless Steel	(3)	—	(19)	(22)
Total	**(3)**	—	**(19)**	**(22)**

J&L Specialty Steel (USA) fully depreciated the assets (M€ 3) and goodwill (M€ 19) relative to the Detroit location due to the closure. Total impact on net income is a loss of (M€ 22).

NOTE 28 Discontinued activities

On September 22, 1998 the Board of Directors decided to focus the Company on two core businesses: Flat Carbon Steel and Stainless Steel.

In order to complete such realignment, the Group decided and planned the disposal of its Specialty Steels activity, which encompassed the following companies: Unimétal and its subsidiaries, Ascométal and its subsidiaries and Sogérail ("the planned sale"). This decision was announced on September 23, 1998. The remaining assets of the planned sale were disposed in 1999. The sales prices of Unimétal and its subsidiaries, Ascométal and its subsidiaries and Sogérail were M€ 0, M€ 137 and M€ 51 respectively.

Valdunes, a subsidiary of Ascométal, was sold previous to December 31, 1998. The gain on the disposal amounted to M€ 34. The remaining assets of the planned sale were disposed in 1999. The gain on the disposal amounted to M€ 8.

The following table measures the impact of continuing activities and discontinued activities on the consolidated financial statements of the Group (statements of income, cash flow statements and balance sheets) for the years 1999 and 2000.

	1999		2000	
	Discontinued activities	Continuing activities	Discontinued Activities	Continuing Activities
Income statement				
Net sales	674	12,949	—	15,733
Operating income	5	266	—	1,090
Loss on discontinued activities	—	—	—	—
Income (loss) from operations, before tax	(26)	(75)	—	793
Provision for income tax	(1)	(28)	—	(118)
Cash flow statement				
Net cash provided by operations	(97)	913	—	(572)
Net cash used for investing activities	74	(872)	—	(577)
Net cash provided (used) by financing activities	19	(28)	—	(357)
Balance sheet				
Assets	—	15,476	—	16,289
Liabilities	—	10,571	—	10,602

NOTE 29 Events subsequent to the closing of the fiscal year

In February 2002 the new company ARCELOR, issued from the combination of ACERALIA, ARBED and USINOR, has been constituted through the successful of exchange offers (see description made in the management report). Except the organization expenses related to ARCELOR, this merger involved no significant impact in our 2001 consolidated financial statements.

NOTE 30 Pro forma financial statements

The figures below take into account for 1999 the full year consolidation of Cockerill Sambre, the disposals of discontinued activities, the equity method for IMS as if they had occurred as of January 1, 1999.

STATEMENTS OF INCOME PRO FORMA

	(in € millions)		
	1999	2000	2001
Net sales	13,052	15,733	14,523
Operating income	269	1,090	(38)
Interest and other financial expenses-net	(195)	(270)	(331)
Income (loss) from operations, before tax	(89)	793	(985)
Provision for income taxes	(27)	(118)	286
Amortization of goodwill	19	68	(89)
Share in income of equity investees	(28)	80	31
CONSOLIDATED NET INCOME before minority interests	(125)	823	(757)
Minority interests	**(19)**	**(64)**	**37**
NET INCOME (LOSS)-GROUP SHARE	**(144)**	**759**	**(720)**

These operations are without balance sheet effect.

I.2.6 List of the Group's Companies

Name	Country	% of Interest	Method of consolidation
FLAT CARBON STEEL			
SOLLAC LORRAINE	France	99.9999	Full
SOLLAC ATLANTIQUE	France	99.9999	Full
SOLLAC MEDITERRANEE	France	99.9999	Full
USINOR PACKAGING	France	99.9998	Full
SOLVI	France	99.9998	Full
USINOR AUTO	France	99.9573	Full
SOLBLANK FRANCE	France	51.4851	Full
DAVAL	France	99.9935	Full
CISATOL	France	99.9990	Full
SERVICE ACIER RHENAN	France	99.9908	Full
SOLMED	Spain	74.9999	Full
AMITOR	Spain	100.000	Full
DERMACH	Spain	100.000	Full
SOLLAC MEDITERRANEO	Spain	99.9939	Full
BEAUTOR	France	99.2500	Full
CARLAM	Belgium	95.1550	Full
COCKERILL-SAMBRE SA	Belgium	100.000	Full
COCKERILL-SAMBRE TAILORED BLANKS	Belgium	100.000	Full
COCKERILL MECANIQUE PRESTATION	Belgium	100.000	Full
DELLOYE-MATHIEU	Belgium	99.5987	Full
EUROGAL	Belgium	99.9998	Full
MAISON MATHIEU	Belgium	100.000	Full
USINOR BELGIUM	Belgium	100.000	Full
LA MAGONA	Italy	99.7921	Full
CSAR SRL	Italy	99.9998	Full
USINOR PACKAGING D'ITALIA (**)	Italy	99.9998	Full
USINOR ITALIA	Italy	99.9997	Full
EKO STAHL	Germany	99.9000	Full
USINOR STAHL	Germany	90.1780	Full
BSG.BANDSTAHL GmbH	Germany	99.9000	Full
EKO HANDELSUNION GmbH	Germany	99.9000	Full
FEINBLECHHANDEL GmbH	Germany	99.9000	Full
EKO FEINBLECHHANDEL GmbH	Germany	99.9000	Full
EKO TRANSPORTGESELLSCHAFT	Germany	99.9000	Full
NFT NEUE FÜGETECHNICK GmbH	Germany	99.9000	Full
STAHLHANDEL BURG GmbH	Germany	99.9000	Full
USINOR UK	Great Britain	100.000	Full
SOLLAC AMBALAJ	Turkey	99.9996	Full
EDGCOMB CORP.	U.S.A.	100.000	Full
USINOR STEEL CORPORATION	U.S.A.	100.000	Full
SOLCAN FININVEST	Canada	100.000	Full
USINOR CANADA INC	Canada	100.000	Full
SOLLAC EMPREENDIMENTOS	Brazil	100.000	Full
VEGA DO SUL	Brazil	77.1447	Full
GALVALANGE	Luxembourg	50.0000	Proportional
CARSID	Belgium	40.0000	Equity method
SEGAL	Belgium	33.3333	Equity method
GALMED	Spain	24.5000	Equity method
SIDMED	Spain	49.0000	Equity method

Name	Country	% of Interest	Method of consolidation
GONVARRI	Spain	30.0005	Equity method
GESTAMP	Spain	34.9988	Equity method
BAMESA	Spain	49,0000	Equity method
LUSOSIDER	Portugal	49.9998	Equity method
DOSOL	Canada	19,8000	Equity method
FINARVEDI	Italy	39.9320	Equity method
CLN	Italy	34.6062	Equity method
ACOS PLANOS DO SUL	Brazil	63.7698	Equity method
CST	Brazil	24.5626	Equity method
PROCESSING AND DISTRIBUTION			
S.L.P.M.	France	99.9808	Full
SOTRACIER	France	99.9808	Full
PANNEAUX FRIGORIFIQUES FRANCAIS	France	99.9950	Full
ANDRE ALFRED	France	99.9808	Full
BAECHLER	France	99.9808	Full
BERTON-SICARD	France	99.9808	Full
BRUYERES ACIER SERVICE	France	99.9990	Full
CHAILLOUS	France	99.9808	Full
COMPAGNIE DES PRODUITS INDUSTRIELS (**)	France	99.9808	Full
COMPTOIR INDUSTRIEL MENAGER AGRICOLE	France	90.1752	Full
COMPTOIR METALLURGIQUE DU LITTORAL	France	99.9808	Full
DELTA ZINC	France	99.9808	Full
DEVILLE	France	49.9904	Full
D'HUART et Cie	France	99.9808	Full
D'HUART PARACHEVEMENT INDUS (**)	France	99.9808	Full
EURINTER FRANCE	France	99.9808	Full
EXMA	France	99.9808	Full
FERMATEC	France	99.9808	Full
GUILLE	France	49.9904	Full
GUILLOT	France	49.9904	Full
LARDIER	France	99.9808	Full
LE TIERCE	France	99.9808	Full
LILLES ACIERS	France	99.9808	Full
LOPEZ	France	99.9808	Full
MIROUZE NOVACIER	France	99.9808	Full
NC HOLDING (*)	France	76.3530	Full
OXYCOUPAGE ANGEVIN (*)	France	76.3530	Full
PLASTIQUES DEVELOPPEMENT	France	99.9809	Full
POMAFER	France	90.2827	Full
PRODUITS CANAPLE METALLURGIQUES (**)	France	76.3530	Full
PRODUITS METALLURGIQUES DE L'ORLEANAIS	France	74.9806	Full
PRODUITS METALLURGIQUES DES ARDENNES	France	99.9808	Full
PRODUITS METALLURGIQUES DU SUD-OUEST	France	99.9808	Full
PRODUITS SIDERURGIQUES DE LA MOSELLE	France	99.9808	Full
PUM	France	99.9808	Full
PUM PARIS NORMANDIE	France	99.9808	Full
PUM PLASTIQUES Cie	France	99.9808	Full
QUINCANOR (*)	France	76.3530	Full
SAVOIE METAL	France	99.9808	Full
SCI PLACE DE BELGIQUE	France	99.9808	Full
STE INDUST METALL ET D'ENTREPRISE	France	99.9808	Full
SUCHAIL	France	49.9904	Full

Name	Country	% of Interest	Method of consolidation
THIONVILLE ACIER-LORAC (**)	France	76.3530	Full
TRANSPUM	France	99.9808	Full
SCI JH GROUP	France	99.9808	Full
PAB EST	France	99.9984	Full
PAB NORD	France	99.9985	Full
PAB SUD	France	99.9990	Full
PROFIL DU FUTUR	France	99.9972	Full
PROFILAGE DE LA GUADELOUPE	France	98.9984	Full
PROFILAGE DE LA REUNION	France	99.2013	Full
HAIRONVILLE	France	99.9950	Full
HAIRONVILLE GUYANE	France	99.9950	Full
MD MANAGEMENT	France	99.9950	Full
PAREMENT METALLIQUE D'ARCHITECTURE	France	99.9880	Full
WANNIFROID	France	99.9985	Full
TUBEUROP FRANCE	France	99.9995	Full
DISTEEL	Belgium	99.9807	Full
DISTEEL COLD	Belgium	99.9805	Full
MOSACIER	Belgium	99.9793	Full
OXYBEL	Belgium	99.9856	Full
PROFILSTEEL	Belgium	99.9563	Full
LAMINOIRS DE LONGTAIN	Belgium	99.9714	Full
HAIRONVILLE METAL PROFIL	Belgium	99.9881	Full
MONTEFERRO STAHL SERVICE	Germany	99.9606	Full
USINOR BAUTEILE GmbH	Germany	99.9819	Full
SOLLAC VERWALTUNG	Germany	100.000	Full
COCKERILL STAHL SERVICE (ESSEN)	Germany	99.9606	Full
SAR STAHLSERVICE GmbH	Germany	100.000	Full
SPS ALTENSTEIG	Germany	99.9606	Full
SPS LICHTENSTEIN	Germany	99.9629	Full
SPS SUDBAND	Germany	100.000	Full
SUDBAND LUDWIGSHAFEN	Germany	99.9606	Full
SRW SPS VERWALTUNGSGES ELLS	Germany	100.000	Full
SCHWARZWALDER ROHRENWERK	Germany	99.9808	Full
ALESSIO TUBI	Italy	100.000	Full
FRANCHINI	Italy	69.9866	Full
SODIF	Italy	99.9808	Full
FRATELLI CANESSA	Italy	50.9902	Full
COFRASTRA	Switzerland	98.5000	Full
DESESA	Spain	99.9809	Full
GROUPE DIKEMA & CHABOT	Netherlands	99.9808	Full
HAIRONVILLE NEDERLAND	Netherlands	99.9950	Full
KEMPES & KOOLEN	Netherlands	99.9950	Full
WELBECK	Great Britain	99.9808	Full
HAIRONVILLE TAC	Great Britain	99.9950	Full
HAIRONVILLE UK	Great Britain	99.9950	Full
KONTI HELLAS	Greece	100.000	Full
EURINTER SVENSKA	Sweden	99.9808	Full
HAIRONVILLE SVERIGE	Sweden	99.9950	Full
HAIRONVILLE AUSTRIA	Austria	99.9950	Full
HAIRONVILLE BOHEMIA	Czech Republic	98.9951	Full

Name	Country	% of Interest	Method of consolidation
HAIRONVILLE DANMARK	Denmark	99.9950	Full
HAIRONVILLE NORGE	Norway	99.9950	Full
HAIRONVILLE HUNGARIA	Hungary	99.9950	Full
HAIRONVILLE POLSKA	Poland	99.9950	Full
PUM POLSKA	Poland	98.5681	Full
USINOR STAHL SERWIS	Poland	99.9808	Full
HAIRONVILLE PORTUGAL	Portugal	78.9949	Full
HAIRONVILLE SLOVENSKO	Slovakia	74.9963	Full
EUROPERFIL	Spain	49.9975	Proportional
IMS	France	36.0435	Equity method
CONDESA Consolidé	Spain	48.8363	Equity method
FORGES PROFIL	Switzerland	24.9988	Equity method
OMNITRADE REVESTIMENTOS METALICOS	Portugal	29.9985	Equity method
STAINLESS STEEL AND ALLOYS			
UGINE SA	France	100.000	Full
IMPHY UGINE PRECISION	France	99.9999	Full
MECAGIS	France	99.9999	Full
MEUSIENNE DE CONSTRUCTION	France	99.9095	Full
SAVOISIENNE DES METAUX	France	99.9095	Full
SPRINT METAL SA	France	99.9989	Full
UGINE SAVOIE IMPHY SA	France	99.9999	Full
UGINE SAVOIE FRANCE	France	99.9988	Full
USINOR STAINLESS	France	99.9979	Full
UGINE FRANCE SERVICE	France	99.9982	Full
USINOR INDUSTEEL (France)	France	99.9992	Full
USINOR INDUSTEEL (Belgium)	Belgium	100.000	Full
ROSTFREI COIL CENTER	Germany	99.9996	Full
SPRINT METAL EDELSTAHL	Germany	99.9989	Full
UGINE EDELSTAHL	Germany	99.9996	Full
UGINE SAVOIE ROSTFREI	Germany	99.9999	Full
UGINE IBERICA SA	Spain	99.9856	Full
TRAFILERIE BEDINI SPA	Italy	99.9999	Full
UGINE SRL	Italy	100.000	Full
UGINE SAVOIE ITALIA	Italy	99.9962	Full
MEUSIENNE D'ITALIA	Italy	99.9100	Full
IMPHY ALLOYS INC	U.S.A.	99.9999	Full
J and L	U.S.A.	100.000	Full
TECHALLOY	U.S.A.	99.9999	Full
UGINE STAINLESS & ALLOYS	U.S.A.	99.9999	Full
USI HOLDING INC	U.S.A.	99.9999	Full
THAINOX	Thailand	93.0960	Full
UGINE STAHL	Switzerland	99.7959	Full
USINOR EMPREENDIMENTOS	Brazil	100.000	Full
UGINOX SANAYI VE TICARET	Turkey	64.9986	Full
Groupe MATTHEY	Switzerland	42.9999	Equity method
ACESITA	Brazil	27.6841	Equity method
HOLDINGS AND OTHER ACTIVITIES			
USINOR	France	100.000	Parent company
USINOR ET CIE SNC	France	99.9900	Full
ASTER	France	100.000	Full
ASTER FINANCES	France	100.000	Full

Name	Country	% of Interest	Method of consolidation
USINOR ACHATS	France	99.9900	Full
ETILAM	France	99.3690	Full
AUXIDEV	France	99.9999	Full
GIS	France	99.9998	Full
G.FER	France	100.000	Full
IMPHY SA	France	99.9997	Full
SOFINUS	France	99.9999	Full
IRSID	France	95.2146	Full
INDUS	France	100.000	Full
SOLLAC SA	France	100.000	Full
SIDECO	France	100.000	Full
SODISID	France	99.9998	Full
SOGIMI	France	99.9995	Full
SERIDEV	France	100.000	Full
S3P	France	100.000	Full
SOGEPASS	France	99.9997	Full
USINOR IMPORT AND TRADING	France	99.9960	Full
USINOR SI	France	100.000	Full
USINOR TI	France	100.000	Full
VALINTER	France	99.9999	Full
BAIL INDUSTRIE	France	99.9997	Full
STE INDUSTRIELLE DE SOUVIGNY	France	99.9999	Full
VULCAIN HOLDING	Belgium	100.000	Full
COCKERILL FORGES AND RINGMILL	Belgium	100.000	Full
COCKERILL MECANICAL INDUSTRIES	Belgium	100.000	Full
ESPACE MOBILE INTERNATIONAL	Belgium	100.000	Full
CSI MAINTENANCE	Belgium	100.000	Full
HEURBEL	Belgium	99.9968	Full
COCKERILL SAMBRE FINANCES ET SERVICES	Belgium	98.6383	Full
RECHERCHE ET DEVELOPPEMENT Groupe Cockerill Sambre	Belgium	97.9406	Full
SOMEF	Belgium	100.000	Full
USINOR FINANZIARA	Italy	99.9999	Full
COCKERILL SAMBRE STAHL	Germany	100.000	Full
VULKAN ENERGIEWIRTSCHAFT ODERBRUCKE	Germany	51.0000	Full
FRECOLUX	Luxembourg	100.000	Full
USINOR USA	U.S.A	100.000	Full
PATURLE ACIERS	France	42.8564	Equity method
G.T.S. INDUSTRIE	France	48.2989	Equity method
UNIMETAL NORMANDIE	France	99.9997	Equity method
EUROPIPE France	France	24.1495	Equity method
ATIC	France	45.0756	Equity method
D H S	Germany	48.7500	Equity method
VERTRIEB. D. H. / GTS GmbH	Germany	60.2057	Equity method
FORGES ET ACIER. DILLING	Germany	48.2989	Equity method
ROGESA	Germany	24.1495	Equity method
SAARLUX STAHL	Germany	72.5984	Equity method
ANCOFER	Germany	43.4690	Equity method
EUROPIPE GmbH	Germany	24.1495	Equity method
BERG STEEL PIPE CORP	U.S.A.	24.1495	Equity method

(*) These companies were sold or stopped activity during the year.

(**) These companies merged during the year.

I.2.7 Statutory auditor's report

To the Shareholders
of the Company USINOR,

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we hereby report to you, for the year ended December 31st, 2001, on the audit of the accompanying consolidated financial statements of the Company USINOR reported in Euro currency.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and of its assets and liabilities as of December 31st, 2001, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We also performed the verification of the information given in the management report of the Board of Directors. We have no comment as to its fair presentation and its conformity with the consolidated financial statements.

La Défense and Neuilly-sur-Seine, April 17th, 2002

The Statutory Auditors

BARBIER FRINAULT & CIE	DELOITTE TOUCHE TOHMATSU
Alain Grosmann	Thierry Benoit

APPENDIX II

INFORMATION RELATED TO THE PREPARATION OF THE PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

This Appendix includes the following financial information:

- Details of the general accounting policies that ARCELOR has adopted in accordance with the International Accounting Standards. These general policies are presented in paragraph II.1 below.
- The reconciliation between the net equities and net results of ARBED (ACERALIA being fully integrated in ARBED consolidated accounts) and USINOR as at December 1999, 2000 and 2001 prepared in accordance with local accounting policies and those prepared in accordance with the accounting policies of ARCELOR. This information is presented in paragraph II.2 below.

The reconciliation of the net equities and net results of ARBED presented in this Appendix includes the necessary adjustments of the ACERALIA financial information to comply with the accounting principles adopted by ARCELOR.

II.1 General accounting policies of ARCELOR

The consolidated financial statements of the ARCELOR Group are prepared in accordance with the International Accounting Standards adopted by the IASB (International Accounting Standards Board), except for the accounting treatment of securitised trade receivables, as explained hereafter.

The ARCELOR Group is involved in various securitisation contracts, which are accounted for as disposals. This accounting treatment does not comply with the current provisions of IAS 39. It is however anticipated by the Group that IAS 39 will shortly be subject to a revision process that may impact the current derecognition rules in respect of securitised receivables. Upon completion of the revision process of IAS 39, the Group intends to renegotiate these contracts so as to ensure the compliance with the revised conditions of IAS 39 for them to be recorded as off balance sheet items.

The consolidated financial statements of the Group are prepared on the basis of the historical cost methodology with the exception of the following assets and liabilities that are stated at their fair value: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at fair value in respect of the risk hedged. Industrial equipment which is included under tangible assets is recorded at the revalued amount (fair value at revaluation date) less accumulated amortisation and impairment losses.

II.1.1 Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has the direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where more than half of the voting rights are held by the Group.

The financial statements of the subsidiaries are included in the consolidated accounts from the date when control starts until the date when control ends.

Associated companies

Associated companies are companies in which the Group holds a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where at least 20% or more of the voting rights are held by the Group.

The financial statements of the associated companies are included in the consolidated financial statements using the equity method, according to which the part of the Group is recorded in the balance sheet for its share into the net assets of the associated company, from the date that significant influence starts until the date that significant influence ends.

Jointly controlled entities

Jointly controlled entities are those enterprises over which the Group holds a joint control of their activities under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the part of the Group is recorded in the balance sheet for its share into the net assets of the associated company, from the date that joint control starts until the date that joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions as well as unrealised gains resulting from intra-group transactions are eliminated when preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are also eliminated unless an impairment is identified.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are not eliminated unless an impairment is identified.

II.1.2 Presentation of the financial statements

Consolidated financial statements are prepared in Euro (EUR).

Discontinued operations are presented separately from continuing operations in the statement of income. A discontinued operation is a clearly distinguishable component of the Group's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.

II.1.3 Business combinations-goodwill

Any difference between the cost of the acquisition and the acquirer's interest in the fair value of identifiable assets and liabilities is accounted for as goodwill or negative goodwill, and reported as an asset.

Minority interests are recorded using their share of the fair value of the acquired net asset.

Goodwill is amortised over its estimated useful life using the straight-line method. Estimated useful lives are 5 years for downstream activities (processing and distribution) and 10 years for upstream activities (hot furnaces, steel production and rolling mills).

Negative goodwill is accounted for as income according to the following conditions :

- when negative goodwill is related to identifiable future losses or expenses that are identified in the acquirer's plan and can be measured reliably, negative goodwill is recorded as income when the future losses or expenses are incurred,
- when negative goodwill cannot be related to identifiable future losses or expenses, negative goodwill is recorded as income on the basis of the weighted average residual useful life of the acquired amortisable assets,
- negative goodwill in excess of the fair value of non-monetary assets acquired is recorded immediately in the income statement.

Operations of acquired companies are consolidated starting from their date of acquisition. Operations of disposed companies are consolidated until their date of disposal.

II.1.4 Foreign currency translation

Transactions in foreign currencies

Transactions in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate ruling at the date of the transaction. Non-monetary items, which are carried out at fair value denominated in a foreign currency, are reported using the exchange rates that existed when the value was determined.

Financial statements of foreign operations

The Group's foreign operations are not considered an integral part of the parent company's operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are converted to EUR at the average rate calculated for the year. Foreign exchange differences arising on conversion are recognised directly in equity.

II.1.5 Intangible assets

Research and development

Expenditure on research activities, undertaken in view of acquiring new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, whereby research findings are applied to the development or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads.

Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses (refer to accounting policy in paragraph II.1.7).

Other development expenditure is recognised in the income statement when incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses (see paragraph II.1.7). Expenditure on internally generated *goodwill* is recognised in the income statement when incurred.

Intangible assets other than goodwill mainly include the cost of technologies and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits embodied of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful life of intangible assets.

The estimated useful lives are as follows :

- Patents and trademarks: 5 years
- Capitalised development costs: 5 years

II.1.6 Tangible assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see paragraph II.1.7). The cost of asset created by the Group includes the cost of materials, direct labour and an appropriate proportion of overheads.

Industrial equipment is recorded at the revalued amount (fair value at revaluation date) less accumulated amortisation and impairment losses. The increase is directly credited to the equity.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items. Government grants that compensate the Group for the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and credited to the income statement on a straight-line basis over the expected useful live of the asset.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred. The cost of the periodic relining of blast furnaces is capitalised and depreciated over the expected production period.

Subsequent expenditure

The expenditure incurred in replacing or renewing the component of some items of property, plant and equipment, is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of items of property, plant and equipment. Land is not depreciated.

The estimated useful lives are as follows:

	Flat products	**Long products and stainless**	
		Electric Arc Furnace	**Rolling mills**
Industrial buildings	25 years	25 years	25 years
Technical installations and machinery			
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		
Cold phase: renovation	12 years		
Cold phase: downstream	12 years		
Other		5-20 years	5-20 years

Leases

Where the Group is a lessee

Leases with respect to significant assets and in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Each lease payment is allocated between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The interest element of the finance cost is charged to the income statement over the lease period.

The depreciation policy of capitalised leased assets is similar to the one applied for owned depreciable tangible assets. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement.

Where the Group is the lessor

When assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease finance income is recognised in the income statement over the lease term so as to reflect a constant rate of interest on the net investment.

Assets leased under operating leases are included in property, plant and equipment in the balance sheet and depreciated over their estimated useful lives on a basis consistent with similar owned assets.

II.1.7 Impairment of assets

The carrying amounts of the Group's assets, other than inventories (see paragraph II.1.10), deferred tax assets (see paragraph II.1.18) and assets arising from employee benefits (see paragraph II.1.15), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities (see paragraph II.2.8) and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flow on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in the past years.

An impairment loss recognised for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and subsequent external events have reversed the effect of that event.

II.1.8 Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss recognised in the income statement.

Investments with fixed maturity, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and stated at amortised cost using the effective yield method less impairment losses.

Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss recorded in equity.

The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date.

II.1.9 Trade and other receivables

Trade and other receivables are stated at cost less allowance for losses.

II.1.10 Inventory

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group's contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the First In-First Out method) or market value. Finished goods and work in process are stated at the lower of production cost or market value.

Production costs include direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. Market value for raw materials and other inventory is based on the net realisable value, including an allowance for slow moving items when appropriate.

II.1.11 Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of less than three months from the acquisition date. For the purpose of the cash flow statements, cash and cash equivalents are presented net of bank overdrafts. In the balance sheet, short-term debt includes bank overdrafts.

II.1.12 Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders' equity as treasury shares until they are cancelled.

Dividends.

Dividends are recognised as a liability in the period in which they are declared.

II.1.13 Notes convertible into share capital

Notes which are convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

II.1.14 Interest bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

II.1.15 Employee benefits

Defined contribution plans

Defined contribution plans are those where companies pay fixed contributions into a separate entity (a fund), and recognise contributions to defined contribution pension plan when an employee has rendered service in exchange for those contributions. Contributions are recognised as an expense in the income statement.

Defined benefit plans

The Group's net obligation in respect of defined benefit pension and healthcare plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is calculated as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is immediately recognised in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, it is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan ("corridor policy"). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed to either terminate an employee's contract before the normal retirement date or encourages voluntary redundancy (early retirement). It also recognises an obligation for lump-sum payments made, according to the law or custom in each country, on behalf of employees retiring, in consideration of their seniority and their remuneration. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

Work medals

The Group accrues for the commitments related to work medals on an actuarial basis. Employees receive this benefit according to their seniority.

II.1.16 Provisions

A provision is accounted for in the balance sheet when the Group has, as a result of a past event, a present obligation (legal or constructive), whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Environment

The Group generally estimates environmental related losses on an individual basis in accordance with applicable legal requirements and performs the best estimate based on available information, provided that available information indicate that the loss is "probable" and "reasonably estimated". If the loss is neither "probable" nor "reasonably estimated", the Group does not account for it.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be received by the Group under the contract are lower than the unavoidable costs for meeting its obligations under it.

II.1.17 Trade and other payables

Trade and other payables are stated at cost.

II.1.18 Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are compensated when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised.

II.1.19 Revenue recognition, interest and dividend income

Sale of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated on a reliable manner, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contact. The stage of completion is assessed according to the work performed.

Expected losses on a contract are recognised immediately in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a prorata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement on the date that the dividend is declared.

II.1.20 Financial risk management

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward exchange contracts, to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities.

Derivative financial instruments are recognised initially at cost and further restated subsequent to initial recognition at fair value. Unrealised gain or loss are recognised depending on the nature of the item being hedged (refer accounting policy in the following paragraphs).

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of firm commitments and forecasted transactions

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity.

When the firm commitment or forecasted transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability. Otherwise the cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.

The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Hedge of recognised assets and liabilities

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resultant gain or loss on the hedging instrument is recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the

hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

II.1.21 Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group's primary segment is defined as "business segments" while the secondary is "geographical segments".

II.2 Reconciliation of the financial information prepared in accordance with local accounting principles and in accordance with the accounting policies adopted by ARCELOR

II.2.1 Introduction

The consolidated accounts of ARBED (ACERALIA being fully integrated in ARBED consolidated accounts) and USINOR which are attached in Appendix I to this Prospectus have been prepared in accordance with respectively the Luxembourg and French accounting principles. These are different from the IAS accounting policies adopted by ARCELOR as described in paragraph II.1 above.

The main differences between these local accounting principles and the ARCELOR policies which have an impact on the net consolidated results and the net consolidated equities of ARBED (including ACERALIA) and USINOR are detailed below. They should be read together with the principles and methods presented in section 5.2.1. of this Prospectus.

II.2.2 Reconciliation of the financial information of the ARBED group prepared in accordance with the Luxembourg accounting principles and in accordance with the accounting policies adopted by ARCELOR.

II.2.2.1 Net equity (group share)

	31 December 1999	31 December 2000	31 December 2001
	(in millions of euro)		
Shareholders' equity in accordance with Luxembourg accounting principles	2,292	2,678	2,673
Deferred taxes	50	48	52
Harmonisation of the useful lives of the industrial sites	(112)	(117)	(144)
Provisions restatements	(28)	24	26
Negative goodwill restatements	(108)	(69)	(55)
Other changes to the valuation of fixed assets	(65)	(99)	(105)
Financial instruments	—	—	(3)
Others	4	1	3
Shareholders' equity in accordance with the accounting principles adopted by ARCELOR	2,033	2,466	2,447

II.2.2.2 Net result (group share)

	31 December 1999	31 December 2000	31 December 2001
		(in millions of euro)	
Net income in accordance with Luxembourg accounting principles	72	444	86
Deferred taxes	36	(1)	17
Harmonisation of the useful lives of the industrial plants facilities	(2)	(22)	(27)
Provisions restatement	(14)	46	2
Negative goodwill restatement	15	19	14
Other changes to the valuation of fixed assets	(10)	2	(6)
Financial instruments	—	—	(5)
Others	4	1	3
Net income in accordance with the accounting principles adopted by ARCELOR	101	489	84

II.2.2.3 Summary of the differences between the ARBED accouting policies and those adopted by ARCELOR

Deferred taxes

The application of the accounting policy adopted by the ARBED group has led to the exclusion of all net deferred tax assets for each of the tax entities included in the scope of consolidation. The application of IAS 12 leads to the recording of deferred taxes assets mainly due to tax losses carried forward.

In addition, the differences between the Luxembourg accounting principles and the IAS principles detailed hereafter give rise to the recording of deferred taxes. The impact of the restatement adjustment on the shareholders' equity and the net result is presented net of deferred tax.

Harmonisation of the useful lives of industrial facilities

The carrying values of the ARBED Group's tangible fixed assets have been adjusted to adapt retroactively the useful lives of the related facilities to those used by ARCELOR.

Provisions restatements

The application of IAS 37 has led to the reversal of some provisions especially the provisions for the repair of the blast furnaces. The ARBED group had anticipated the costs for the regular repair of the blast furnaces by provisions for large repairs. The costs for regular repairs will now be capitalized and depreciated on a straight-line basis on the duration of the production campaign of the assets, in accordance with the general accounting policies set out by ARCELOR. Additionally, a provision has been made for the future payment to take place in 2004 in favour of Staal Vlaanderen relating to the buy back in 1991 of the preference shares held by the Flemish region in SIDMAR.

Negative goodwill restatement

In accordance with IAS 22, negative goodwill linked to the purchase, on 1 August 1997, of a 35% stake in ACERALIA group has been adjusted so as to reflect the market value of the ARBED shares exchanged at the time of the purchase. The adjusted negative goodwill is amortised on a straight-line basis over the estimated average useful lives of tangible assets, i.e. 10 years.

Additionally, the retroactive effect as at 1 January 1999 of the purchase of the Marcial Ucin Group (subgroup ACERALIA Redondos) has been reversed and the negative goodwill generated by this transaction on 15 November 1999 has been adjusted in consequence. The adjusted negative goodwill is amortised on a straight-line basis over 5 years.

Other changes to the valuation of fixed assets

In accordance with IAS 29 relating to the restatements of financial statements in hyperinflation economies, a general inflation index has been applied in respect of the Brazilian subsidiaries. This indexation has allowed a partial compensation of the impact of the depreciation of the real over the hyperinflationary period. The adjusted amounts as at 31 December 1997, date of the end of the hyperinflationary period according to the criteria of IAS 29, have been used as the basis for the book value for the subsequent financial statements.

Additionally, following the application of IAS 36, some value adjustments have been made to certain assets for which the recoverable value has been identified as being lower than the book value.

Financial instruments

First application of IAS 39 as of 1 January 2001.

II.2.2.4 Réviseurs d'Entreprises' report

To the attention of the Board of Directors of ARBED

Sirs,

Report on the Note of Reconciliation presented for the preparation of the Unaudited Consolidated Pro Forma Financial Data of ARCELOR

1. We have audited the consolidated balance sheets of ARBED as at 31 December 1999, 2000 and 2001 as well as the consolidated profit and loss accounts and the consolidated cash flow statements for each of these three years, in accordance with professional standards applicable in Luxembourg. In each of our audit reports, dated 24 March 2000, 23 March 2001 and 22 March 2002 respectively, we have issued an unqualified opinion on those consolidated accounts.
2. The accounting principles used by ARBED for the preparation of the consolidated accounts have been prepared in accordance with Luxembourg accounting principles, which are different from the accounting policies adopted by the Board of Directors of ARCELOR. A description of those differences and an unaudited reconciliation (the "Note of Reconciliation") of the shareholders' equity situations as at 31 December 1999, 2000 and 2001, and the annual net results 1999, 2000 and 2001 to the accounting policies of ARCELOR are set out in Appendix II, paragraphs II. 2.2.1 to II.2.2.3 of the Prospectus, prepared in connection with the admission to listing of the bonds due 2017 exchangeable and/or convertible into new and/or existing shares in ARCELOR and the new O.C.E.A.N.E. ARCELOR 2005 and 2006 to be issued as a result on the OPRE on USINOR and the new ARCELOR shares that may be issued as a result of the conversion of ARCELOR O.C.E.A.N.E (the "Securities").

The following agreed upon procedures have been undertaken:

- Understanding of the accounting policies and the basis of estimates adopted by the Board of Directors of ARCELOR.
- Comparison of the accounting policies and the basis of estimates of ARCELOR to those of ARBED.
- Checking of the consistency of the accounting policies used in the Note of Reconciliation to those of ARCELOR as described in section 5.2.1 (accounting policies) and Appendix II paragraph II.1 of the Prospectus.
- Verification of the financial impact of the different accounting policies and basis of estimates between ARBED and ARCELOR in the Note of Reconciliation.

Our work was based on the understanding of the financial data and other information made available by the Board of Directors of ARBED and the Management of ARCELOR in order to assess its global consistency, reasonableness and relevance.

Based on our procedures, we report our findings below:

- The accounting policies and the basis of estimates used in the Note of Reconciliation are in accordance with those of ARCELOR as set out in Appendix II paragraph II.1 of the Prospectus and taking into consideration the methods applied as set out in section 5.2.1 (accounting policies) of the Prospectus.
- The quantified financial differences resulting from the comparison between the accounting policies and the basis of estimates used by ARBED and the accounting policies and the basis of estimates used by ARCELOR as set out in the Note of Reconciliation appear to us to be generally, consistent, reasonable and relevant.

The agreed upon procedures described above in respect of the Note of Reconciliation are neither an audit nor a review in accordance with generally accepted auditing standards adopted on an international level such as defined by the International Standards on Auditing (ISA) and therefore we express no opinion on the Note of Reconciliation.

This report has been prepared in connection with the admission to listing on the Luxembourg Stock Exchange of the Securities. It cannot be used for any other purpose.

Luxembourg, 27 June 2002

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte

II.2.3 Reconciliation of the financial information of the USINOR group prepared in accordance with French accounting principles and in accordance with the accounting policies adopted by ARCELOR.

II.2.3.1 Net equity (group share)

	31 December 1999	31 December 2000	31 December 2001
		(in millions of euro)	
Net equity in accordance with French accounting principles	3,973	4,544	4,123
Revaluation of fixed assets	422	397	374
OCEANE restatement	49	78	61
Deferred taxes on functional currencies	—	(15)	(45)
Fixed assets depreciation	—	(23)	—
Accrued pension benefits	—	—	(7)
Financial instruments	—	—	23
Tax effect on the above mentioned restatements	(178)	(165)	(161)
Shareholders' equity in accordance with the accounting principles adopted by ARCELOR	4,266	4,816	4,369

II.2.3.2 Net result (group share)

	31 December 1999	31 December 2000	31 December 2001
	(in millions of euro)		
Net income in accordance with French accounting principles	(178)	759	(720)
Revaluation of fixed assets	(27)	(25)	(31)
OCEANE restatement	(8)	(15)	(17)
Employee stock options plan	—	(23)	—
Deferred taxes on functional currencies	—	(15)	(30)
Fixed assets depreciation	—	(23)	23
Financial instruments	—	—	9
Tax effect of the above restatements (except changes in scope of consolidation)	25	29	11
Change in scope of consolidation	34	—	—
Net income in accordance with the accounting principles adopted by ARCELOR	(154)	687	(754)

II.2.3.3 Summary of the differences between the USINOR accounting policies and those adopted by ARCELOR

Revaluation of fixed assets

According to IAS 16 alternative method, the carrying value of certain assets has been revalued to their fair value. The alternative method mainly relates to Sollac Méditerranée's and Sollac Atlantique's hot phases tools for which historical net book values were significantly different from their respective fair values.

OCEANE restatement

In application of IAS 32, the issuer of a hybrid financial instrument must record separately the components depending on their nature. OCEANE USINOR have been split into: (i) a bond component similar to a regular debt recorded under the liabilities caption, and (ii) an exchangeable option similar to the sale of a call option by the issuer, recorded under the shareholders' equity caption.

The value of the exchangeable option has been determined by the difference between the value of a simple bond component (represented by the updated value of its cash flows) and the value of the hybrid financial instrument at issuance, considered globally.

Stock options plan

Under IAS, the intrinsic value of options granted to the staff compared to the strike price of the option is posted as expenses into the profit and loss account. The group has granted to certain employees some stock options. These granted options have been dedicated under plans activated in 1995, 1997 and 2000. No related expenses have been recorded in the income statement. Shares have been reserved for the exercise of these options to the employees, realized in 2000, and resulted in the recognition of a corresponding expense.

Deferred taxes on functional currencies

In application of US GAAP (SFAS 109 §9(f)) and French GAAP, the deferred tax liability arising from the difference between the CST fixed asset value in local books used for tax purposes, measured in Brazilian Reals, and the historical value in the consolidated accounts, measured in US dollar as the functional currency, was not recorded in USINOR's accounts. Such a possibility does not exist under IAS and the related deferred tax liability has been adjusted.

Accrued pension benefits

The application of IAS 19 standard on J&L accounts leads to an increase on accrued benefits compared with those computed under French or US standards.

Fixed asset depreciation

In 1999, risks connected to the probable sale of long products in stainless activities have been posted as an expense to the profit and loss account under French GAAP. In application of IAS 36, this expense was recorded as an impairment of assets. In 2000, this depreciation on IUP was maintained for IAS purposes. In 2001, the impairment has been recorderd under French GAAP on this subsidiary. As a consequence, this restatement is no longer applicable and has been reversed.

Financial instruments

First application of IAS 39 as of 1st January, 2001.

Changes in the scope of consolidation

In order to provide a comparable information from one period to the other, pro forma accounts have been prepared taking into account significant changes in the scope of consolidation occurring in 1998 and 1999. Cockerill Sambre group, consolidated since 1 February 1999, has been integrated in the 1998 financial accounts and on a full year basis in the 1999 financial accounts, instead of a period of 11 months. Discontinued activities definitely sold in 1999 have not been consolidated since 1 January 1998. IMS is consolidated since 1 July 1999 following the equity method, has been consolidated since 1 January 1998 using the same consolidation methodology.

II.2.3.4 Auditor's report

To the attention of the Board of Directors of USINOR

Sirs,

Report on the Note of Reconciliation presented for the preparation of the Unaudited Consolidated Pro Forma Financial Data of ARCELOR

1. The consolidated balance sheets of USINOR as at 31 December 1999, 2000 and 2001 as well as the consolidated profit and loss accounts and the consolidated cash flow statements for each of these three years have been audited in accordance with professional standards applicable in France and such audits are covered by the reports issued by Barbier Frinault et Cie and Deloitte and Touche Tohmatsu dated 8 March 2000, 6 March 2001 and 17 April 2002 respectively. An unqualified opinion has been issued on the consolidated accounts of each of such three years.

2. The accounting principles used by USINOR for the preparation of the consolidated accounts have been prepared in accordance with French accounting principles, which are different from the accounting policies adopted by the Board of Directors of ARCELOR. A description of those differences and an unaudited reconciliation (the "Note of Reconciliation") of the shareholders' equity as at 31 December 1999, 2000 and 2001, and the annual net results for 1999, 2000 and 2001 to the accounting policies of ARCELOR are set out in the Prospectus prepared in connection with the admission to listing of the bonds due 2017 exchangeable and/or convertible into new and/or existing shares in ARCELOR and the new ARCELOR shares and the new O.C.E.A.N.E. ARCELOR 2005 and 2006 to be issued as a result on the OPRE on USINOR and the new ARCELOR shares that may be issued as a result of the conversion of ARCELOR O.C.E.A.N.E. (the "Securities").

In order to provide information, which is comparable from one period to the other, the Note of Reconciliation has been prepared on the basis of significant changes to the scope of consolidation in respect of 1999:

- the Cockerill Sambre Group, which was consolidated from 1 February 1999, has been consolidated the full year of 1999 instead of 11 months;

- the activities which have been disposed of during 1999 have not been included in the consolidation for 1999; and
- IMS, accounted for under the equity method since 1 July 1999, has been accounted for under the equity method for the whole of 1999.

The following agreed upon procedures have been undertaken:

- Understanding of the accounting policies and the basis of estimates adopted by the Board of Directors of ARCELOR.
- Comparison of the accounting policies and the basis of estimates of ARCELOR to those of USINOR.
- Checking of the consistency of the accounting policies used in the Note of Reconciliation to those of ARCELOR as described in the Prospectus.
- Verification of the financial impact of the different accounting policies and basis of estimates between USINOR and ARCELOR in the Note of Reconciliation.

Our work was based on the understanding of the financial data and other information made available by the Board of Directors of USINOR and the Management of ARCELOR in order to assess its global consistency, reasonableness and relevance.

Based on our procedures, we report our findings below:

- The accounting policies and the basis of estimates used in the Note of Reconciliation are in accordance with those of ARCELOR as set out in the present document.
- The quantified financial differences resulting from the comparison between the accounting policies and the basis of estimates used by USINOR and the accounting policies and the basis of estimates used by ARCELOR as set out in the Note of Reconciliation appear to us to be generally consistent, reasonable and relevant.

The agreed upon procedures described above in respect of the Note of Reconciliation are neither an audit nor a review in accordance with generally accepted auditing standards adopted on an international level such as defined by the International Standards on Auditing (ISA) and therefore we express no opinion on the Note of Reconciliation.

This report has been prepared in connection with the admission to listing on the Luxembourg Stock Exchange of the Securities. It cannot be used for any other purpose.

La Défense, 27 June 2002

Barbier Frinault & Cie

Alain Grosmann — Jérôme Guirauden

APPENDIX III

GLOSSARY OF STEELMAKING TERMS

Annealing – The heat treatment process by which steel products are reheated to a suitable temperature in order to remove stresses resulting from previous processing and to soften them and/or improve their machinability and cold forming properties.

Apparent consumption – The sum of net industry shipments within a given country or geographical region plus imports to and less exports from that country or region.

Austenitic – A term used to describe stainless steel which contains chromium and nickel. Austenitic steel has excellent corrosion resistance, typically good formability and increased strength. It is the most common type of stainless steel. Because of its high nickel content, the raw material costs for austenitic steels are higher than for ferritic steels. End products include cooking utensils and construction materials.

Billet – A semi-finished steel product with a square cross section up to 155mm x 155mm. This product is either rolled or continuously cast and is further processed by rolling to produce finished products like wire rod, merchant bars and other sections. The range of semi-finished products above 155mm x 155mm are called blooms.

Blank cutting line – Line to cut blanks from a steel coil. The blanks can be rectangular, or more complex shapes (e.g., trapeziums, parallelograms, quadrilaterals of all kinds). When these blanks are subsequently spliced together, they become what is called welded blanks.

Blank – Steel sheet of high dimensional precision, in simple or complex form, sometimes multi-thickness, constituting principally automobile body parts.

Blast furnace – A furnace used in integrated steelmaking in which coke and iron ore react together under a hot air flow to form liquid hot metal, also called pig iron.

Bloom – See "Billet".

Carbon steel – A type of steel generally having no specified minimum quantity of any alloying element and containing only an incidental amount of any element other than carbon, silicon, manganese, copper, sulphur and phosphorus.

Coated steel – Steel sheet coated through a heat process or through electrolysis with a layer of substance to protect the base metal (substrate) against corrosion. The most commonly used material is zinc which can be applied either using the heat process (hot-dip galvanising) or using electrolysis (electro-galvanising). An organic coating (paint, plastic) can also be deposited on the layer of zinc. The zinc-coated steel is often referred to as "galvanised steel".

Coke – A fuel obtained by pyrolysis of coal in coke ovens and used as a reducing agent of iron ore in the blast furnace.

Cold-rolling mill – Equipment that reduces the thickness or gauge of flat steel products by rolling the metal between alloy steel cylinders at room temperature. Several roll passes are generally necessary to reduce the steel gradually to the desired thickness.

Continuous casting – The process pursuant to which molten steel is transformed into semi-finished products such as billets, blooms and slabs. The molten steel is poured at a steady rate from a ladle to a bottomless mould. As the molten steel enters the water-cooled mould, a shell quickly forms at the mould wall. When the steel bar exits the mould, this solidified shell must be thick enough to maintain the liquid core as the product totally solidifies. The continuously cast steel is then cut into required lengths.

Electric arc furnace – A furnace for scrap-based steelmaking. Once the furnace is charged and covered, graphite electrodes are lowered through holes in the roof. The electric arc travelling between the electrodes and the metallic charge creates intense heat which melts the scrap. Alloying elements can be added during the process.

Electrical sheets – These sheets are produced from steel alloyed with silicon (up to 3.5%) and are used in the manufacture of alternators, transformers and motors. Grain oriented electrical sheets have a high silicon content and are used for the manufacture of large transformers. Non-oriented products are used in electric motors and small transformers.

Ferritic – Stainless steel which contains straight chromium. This type of stainless steel cannot be hardened by heat treatment and can be only moderately hardened by cold working. Ferritics are magnetic, have good ductility and are resistant to corrosion and oxidation. Ferritic stainless steels are less susceptible to stress and cracking problems but are less resistant to corrosion and are generally less expensive to produce than austenitic stainless steel because they do not contain nickel. End products are household and electrical appliances and automobile industry products, such as exhaust systems, containers and exchangers.

Flat steel products – A type that is produced by rolls with smooth surfaces and ranges of dimension, varying in thickness. The two major flat steel product categories are thin flat products (between 1mm and 10mm in thickness) and plates (between 10mm and 200mm in thickness and used for large welded pipes, ship building, construction, major works and boilers).

Hot-rolling mill – Equipment on which solidified steel preheated to a high temperature is continuously rolled between rotating cylinders. Different types of finished products require different types of rolling mill equipment.

Ingot – An intermediate product made by pouring molten steel into moulds of given dimensions. In further processing steps in different hot rolling mills, the ingots are transformed first to simple shape semi-finished products like billets, blooms or slabs before being transformed by hot rolling in a finishing mill. Ingot casting is now largely replaced by continuous casting.

Integrated steelmaking – The process of making steel out of coke and iron ore, which are processed in a blast furnace to make liquid metal called pig iron. The pig iron is then converted to molten steel in basic oxygen converters and subsequently transformed into various semi-finished products.

Ladle furnace – A furnace used for refining hot metal between the converter or electric arc furnaces and casting.

Laser-welded blanks – Pre-assembly of bodywork parts by splicing blanks using laser beams. Thanks to this technique, sheets of varying thickness, composition or surface treatment can be joined together. The spliced blanks can be stamped as one part to obtain bodywork parts, making cars lighter, because each part is at its optimal thickness.

Long products – Long products are used in all industrial sectors, particularly in the construction and engineering industries. The Group is active in the different segments which are heavy long products, light long products and wire-drawn products.

Mini-mill – Mill producing steel using electric arc furnaces recycling and transforming scrap metal.

Pickling – The process in which the surface of the steel is cleaned with acid to remove scale, rust and dirt – such process being preparation for further processing, such as cold rolling, galvanising or polishing.

Real consumption – For any country or region, apparent consumption for such country or region adjusted for inventory changes or stockists and end users.

Refining stand – A stage in the process of making crude steel, during which the crude steel is further refined (i.e., most residual impurities are removed) and additions of other metals may be made before it is cast (see also "Ladle furnace").

Semi-finished products – Steel products such as billet, blooms and slabs. These products can be made by direct continuous casting of hot steel or by pouring the liquid steel into ingots, which are then hot rolled into semi-finished products.

Semi-products – See semi-finished products.

Sinter plant – A plant in which iron ore is crushed, homogenised and mixed with limestone and coke breeze and then cooked ("sintered") to form sinter which is the main ferrous component of blast furnace burden.

Slab – A semi-finished steel product obtained by rolling ingots on a rolling mill or processed through a continuous caster and cut into various lengths. The slab has a rectangular cross section and is used as a starting material in the production process of flat products, i.e., hot rolled coils.

Slag – A by-product, containing inert materials of the burden, produced during the melting process of blast furnace and steelmaking operations.

Stainless steel – Stainless steels are distinguished from carbon steel by their content of chromium and, in certain cases, nickel. Adding chromium to carbon steel makes it more rust and stain-resistant, and adding nickel to chromium stainless steel enhances the mechanical properties of the steel. The resistance of stainless steel to many corrosive factors, such as exposure to water, air, acid and alkalis, is provided by a transparent protective chromium oxide film that forms on its exterior. Stainless steels are manufactured in different types of grade, but all types contain at least 10% chromium, along with other elements added to develop specific properties. Depending on the quantity of the various elements present in a stainless steel alloy, it will have a metallurgical structure that is characteristic of one of three basic stainless steel groups – martenistic, ferritic or austenitic.

Steel sections – Any steel product which is neither round, nor square, nor flat.

Steel service centre – A steel distribution centre in which different steel products are warehoused in a variety of grades, forms, sizes and may be further customised to specific order by splitting, cut-to-length and in-house packaging.

Strip – Flat steel coil products, with widths of less than 600mm for hot rolled products and less than 500mm for cold rolled products.

Thin strip continuous casting – Casting technology that takes liquid steel and casts it into solid strip in one step, thereby eliminating the need for a continuous slab caster and hot strip mill.

Registered Office of the Issuer

ARCELOR
19, avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

Registered Office of the Guarantor

ARCELOR Finance
19, avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg

Legal Advisers to the Issuer and the Guarantor

Elvinger, Hoss & Prussen
2, Place Winston Churchill
L-1340 Luxembourg

Legal Advisers to the Managers

Linklaters
25, rue de Marignan
75008 Paris

Linklaters Loesch
4, rue Carlo Hemmer
L-1710 Luxembourg

Paying Agent, Calculation Agent and Listing Agent for the Bonds

Banque Générale du Luxembourg S.A.
50, avenue J-F Kennedy
L-2951 Luxembourg

Auditors

KPMG Audit
31, Allée Scheffer
L-2520 Luxembourg

Printed by **St Ives Burrups** **B675136/8389**
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

ARCELOR

Exemption Request
Pursuant To
Rule 12g3-2(b)

Volume III

ARCELOR

Exemption Request
Pursuant to Rule 12g3-2(b)

INDEX

VOLUME III

Continued - Documents Otherwise Filed, Provided to Shareholders, Published or Made Available to the Public

Management Report – First-Half 2002

Highlights

The Arcelor group deployed the management structures of the new group and continued to achieve its objectives in terms of synergies and financial performance. In addition, Arcelor focused on improving and adapting its production facilities, emphasizing prices rather than volumes alone. The group continues sustained research and development initiatives to provide customers with innovative and economically viable steel solutions.

Sustainable development is one of Arcelor's core priorities, taking into account economic, environmental and social issues. One example of this commitment is the 2001-2002 Environment Award given to Arcelor's Sidmar plant in Belgium in the "best technology" category for a project to combat dioxin emissions from plants located near urban areas. The biennial prize is awarded jointly by four Belgian industry associations.

Following the signature in late May of an agreement creating the Arcelor European Works Council, the first meeting of the council took place on July 19, 2002 at the group's headquarters in Luxembourg. The council, comprising representatives of employees and management, will address the full range of common interests created by the new European dimension of Arcelor and help strengthen the group's identity. During the first meeting, members of the permanent committee were elected to ensure continuity between meetings.

On June 6-7, Arcelor corporate management hosted a meeting in Oviedo, Spain, bringing together 300 of the group's senior executives for the first time. The agenda for the "Succeed Together" meeting centered on a review of the group's current positions, its long-term strategy, and Arcelor's priorities for 2003. Participants assessed the progress made in integrating teams within the new group to date. CEO Guy Dollé addressed issues linked to sustainable development, emphasizing the group's commitment and the overriding need to make sustainable development an integral part of the group's thinking and actions.

The meeting of the Board of Directors on August 30, chaired by Joseph Kinsch, named Edmond Pachura to the Arcelor board following the departure of Francis Mer. Edmond Pachura (68), a French national, is a graduate of the ENSEM engineering school in Nancy. He began his career as director of the head office for Houillères, the coal mining organization for northern France. He was then executive secretary of the heavy vehicles and industrial subsidiaries of Renault before becoming a senior executive at Renault corporate headquarters. He was technical advisor to the French labor ministry with responsibility for employment issues and labor relations from 1976 to 1978. From 1985 to 1999 Mr. Pachura was chairman and chief executive of Usinor subsidiary Sollac. He is a member of the boards of Charbonnages de France and French national railways SNCF and president of the specialty steel trading association UNAS.

Stock market information

Following the public exchange offer that allowed Arcelor to acquire 99.43 percent of the share capital of Arbed, requests were filed with stock market authorities on May 31 for delisting of Arbed shares from the Luxembourg Stock Exchange, the Premier Marché of Euronext Paris, the Premier Marché of Euronext Brussels and the Frankfurt Stock Exchange.

On June 21, 2002 Arcelor filed with stock market authorities a share redemption offer for Usinor and O.C.E.A.N.E. Usinor shares under the terms of which these shares would be exchanged for Arcelor and O.C.E.A.N.E. Arcelor shares. The offer, launched on July 9, follows the public share exchange offer issued by Arcelor on December 12, 2001 for Usinor and O.C.E.A.N.E. Usinor shares and the reopening of this offer until March 8, 2002. The offer proposes attractive terms with increased liquidity for minority shareholders of Usinor and

O.C.E.A.N.E. Usinor shares who did not tender their shares to the public exchange offer or during the reopening period. The offer was closed on July 29, at which time Arcelor held 98.86% of Usinor's share capital. Following this result, Euronext Paris decided to proceed with the delisting from the Premier Marché of Usinor and O.C.E.A.N.E. Usinor shares. The Commission des Opérations de Bourse (the French market regulator) notified Euronext Paris that it did not intend to exercise its right to oppose this decision and the delisting took effect on August 20, 2002 after the market opening. Since August 21, 2002 inclusive, Usinor and O.C.E.A.N.E. Usinor shares can be traded within a class of securities delisted on regulated markets.

Organization

Purchasing

Purchasing is a key success driver for Arcelor, which has set ambitious objectives for reducing its purchasing costs. To achieve this, Arcelor has deployed an organization with eight main purchasing categories:
- Raw Materials
- Scrap
- Energy
- Transport
- General Supplies
- Industrial Products
- Industrial Services
- Investments.

This Purchasing platform applies a policy that is anchored in two fundamental concepts:
- "one face by supplier". Arcelor designates a single manager to negotiate with suppliers in order to select the most efficient source and optimize services. Negotiations are pursued with a pragmatic, personalized approach, reflecting the structure of the supplier market for each segment. The local market context is taken into account for local purchases and the global market for negotiations with suppliers in segments that are either highly concentrated or served by global suppliers.
- " Total Cost of Ownership": Continuous improvement of the performance of suppliers' products or services and their match to the group's processes and needs are considered as important as prices for many of the items purchased by Arcelor. Proactive cooperation between users, purchasers and suppliers will be implemented to unlock greater value thanks to this approach to purchasing.

This organization and the application of the underlying principles have generated positive results since the beginning of the year. This reflects the new size of the group and concrete realization of the synergies estimated when Arcelor was created.

Research and Development

Innovation figures at the center of Arcelor's development and underpins its objective of being the global benchmark in the steel industry by expanding and renewing its portfolio of steel solutions with high value-added. Innovation contributes to value creation by enhancing performance and giving Arcelor products distinctive benefits, while supporting the group's commitment to sustainable development.

R&D is the primary component of the Innovation Department, alongside Knowledge Management and Industrial Property. R&D has a budget of 175 million euros for 2002. Some 110 primary research programs are currently being pursued by about 1,400 people at 17 labs across Europe.

Arcelor's R&D supports the strategy of each sector. This spans the creation of distinctive benefits for products, renewal of the product portfolio, technical support and development of breakthrough technologies. R&D teams work directly with Arcelor customers to develop solutions and products perfectly matched to needs, addressing such areas as lighter weights, esthetics, safety, durability, etc.

R&D programs are focusing in particular on three areas:
- Product development. This includes surfaces that resist bacteria, are self-cleaning or withstand ultra-violet rays; new coatings with greater resistance to corrosion and easier use; development of new forms (ultra-thin sheet, sheet piling, etc.); and very-high-strength carbon and stainless steels;
- Process development. Examples include new models for control of hot-roll mills or new electrodeposit technologies;
- Development of steel solutions through research in new and improved steel applications, as well as modeling tools that optimize the use of steel by customers.

Arcelor R&D was recognized by several prestigious international prizes during the first half of 2002:

- "Best Paper Award" from the Society of Automobile Engineers (SAE) at the IBEC 2002 Symposium (June 2002) for a study on "Increasing performance by using multi-thickness blanks".
- Three first prizes at the APEAL International Packaging Congress (April 2002) (*"Beverage"* for the Teisseire syrup can; *"Food"* for an easy-open twist-off top; and *"General line"* for a three-piece aerosol can)
- First prize in the "Siemens Innovation Challenge" in the "consumer products" category for development by IUP of a multilayer product used to make cooking utensils for induction cooking.

Global Strategic Alliance

Nippon Steel Corporation (NSC) and Arcelor jointly confirmed that Arcelor would take over Usinor's commitments within the Global Strategic Alliance concluded with NSC to develop global cooperation. For over a year the two firms — both globally recognized for their technological expertise and their leadership positions as suppliers of steel for the automotive industry — have developed the Alliance framework. The GSA will provide joint responses that address the global development of the automotive industry through specific collaborative initiatives.

On April 11, Akira Chihaya, Chairman of Nippon Steel Corporation, and Guy Dollé, Chief Executive Officer of Arcelor, reaffirmed their joint commitment to maximizing the results of the Alliance through deeper cooperation in order to benefit both customers and all their partners. The solutions developed by the two Alliance members for their customers have thus been extended to other products beyond the initial segments of flat and stainless steels, as well as to other industries in addition to the automotive sector.

Sustainable Development

Environmental Protection

Protection of the environment and deployment of the resources required to achieve and maintain ambitious objectives in this area figure among the top priorities of the Arcelor group's sustainable development policies.

Arcelor is pursuing the policies of its constituent companies and is proactively committed to being an ecologically responsible group.

In February 2002 the Arcelor group formally defined its environmental policy. The eight fundamental principles that constitute this policy forge unity across the group and express a shared vision for all group entities.

Environmental policy
The Arcelor Group develops, produces and markets steel in every form and grade, as well as derivative and associated products in order to satisfy the needs of customers while respecting the environment. The Group is committed to creating value-added thanks to the inherent benefits of steel. Steel is a material that is perfectly compatible with protection of the environment, not only because of its intrinsic environmental performance, but also because of its superior capacity for recycling in comparison with other materials.

This environmental excellence is put into practice through eight principles that are an integral part of all the Group's activities. These principles are part of the Group's formally defined Environmental Management System:

1 **Sustainable development**, providing a long-term balance between the environment, the economy and social well-being ;
2 **Continuous improvement** in environmental performance, including a permanent concern for the surroundings and a maximum prevention of disturbances ;
3 **Development, improvement and application of production methods** whose environmental impact is as low as is reasonably possible ;
4 **Development and manufacturing of products** which focus on environmental performance during their use and subsequent recycling, in close collaboration with customers and suppliers ;
5 **Efficient use of natural resources** and energy ;
6 **Commitment** of each individual in the organization, and management in particular, to environmentally-friendly production and compliance with legislation and Arcelor's commitments ;
7 **Development of environmental awareness** through information and training ;
8 **Transparent and open communication** with all stakeholders concerned.

Organization
A participative organization designed to guarantee the development of a consistent and realistic environmental policy was established at the beginning of 2002. The Environment Strategy Committee, comprising Arcelor general management, the Sustainable Development Department and the Corporate Environment Department, has decision authority in this area and issues instructions to Group entities for execution.

Environmental audits
Since the beginning of 2002, 60 percent of the Group's sites – representing 81 percent of all employees – have obtained ISO 14001 certification. Twenty-eight percent of the sites (17 percent of all employees) are involved in the certification procedure.

Objectives
In the near term, Arcelor's objective is to enhance its environmental performance by achieving continuous improvements in three key areas:
- improve knowledge of emissions (ensure uniform practices and better control emissions) ;

- apply benchmarking to drive progress (identification of best practices and progressively bring other sites in line with the best possible performances);
- seek solutions that are integrated within processes (place priority on preventive rather than curative solutions and take a holistic approach to resolving problems).

The Group is also pursuing two ambitious medium-term objectives:
- Review the concept of iron ore agglomeration workshops, which constitute a major source of emissions for carbon steel production;
- Review tools for re-use, recycling and processing of production residues.

In the long term, Arcelor will respond as efficiently as possible to the recommendations of the Goteborg and Kyoto protocols, taking a proactive approach in pursuing research initiatives and technological intelligence centered on breakthrough technologies, in particular those able to significantly reduce greenhouse gas emissions.

Health and Safety

In keeping with its core values, Arcelor pursues a proactive policy of preventing industrial and health risks. In order to promote and oversee application of this policy, the Arcelor Health and Safety Function has been created at the corporate level, reporting directly to the CEO. This function spans four areas: Health, Safety, Industrial Safety and Product Safety.

Arcelor Health and Safety policy

Arcelor promotes the sustainable development of steel within the scope of the Group's broader responsibilities as an exemplary corporate citizen. Arcelor's Health and Safety policy reflects this approach and is an integral part of the long-term development of the enterprise. This policy aims to promote the well-being of all partners:
- The well-being of people who are involved in Arcelor's activities is a key factor in the durable performance and successful growth of the enterprise;
- The well-being of people requires active prevention in the areas of industrial and health risks, against the backdrop of increasingly acute perception of exposure to risks;
- The well-being of people requires efficient control over organizations and materials in order to limit the impact of an accident or incident.

This concern applies not only to Arcelor personnel, but also to service providers who work at Arcelor sites, to people who live near the Group's facilities, to employees of customers who use Arcelor products, and to end users.

Arcelor is committed to being a benchmark in the areas of workplace health and safety.
This commitment is expressed through two concrete principles:
- Safety is an integral part of everyone's work, including both organizational aspects and execution.
- No other factors can take priority over the imperatives of safety.

Safety is first and foremost the responsibility of management, but it also requires the active involvement of all personnel. The shared objective is the reduction of the risks of incidents, accidents and illness, within the scope of a commitment to achieve continuous progress.

To achieve this objective, Arcelor has defined the following concrete commitments:
1. **Identify, evaluate, eliminate or minimize** industrial and health **risks** by involving all participants during planning and implementation phases;
2. **Make available to all the means and resources necessary for carrying out tasks safely** and mandate all levels of management to comply;
3. **Hold all employees accountable for their own safety**, the safety of their colleagues and the security of the company's facilities;

4. Give the right to all employees or service providers to demand **respect of safety procedures** and to warn the hierarchy at all levels; insist that management create a work environment that allows everyone to exercise this right;
5. **Emphasize** safe **behavior** and enhance the personal commitment of everyone to respect health and safety rules and regulations; **every Arcelor employee has a basic responsibility to ensure a safe and healthy workplace**;
6. **Provide training to increase installation, process and procedures knowledge**;
7. **Develop a partnership with customers** regarding toxicology and eco-toxicology;
8. Assure that all related internal and external **communications are open and free**;
9. **Be exemplary with respect to legal and regulatory obligations.**

Group Business

Activity in Steel Industry

Economic Environment
Following the sharp slowdown in the global economy in 2001, the most recently revised figures project global growth of 2.5 percent, versus 1.7 percent in 2001. Growth of 3.6 percent is expected in 2003. Numerous economists, however, do not exclude a possible downward revision of their estimates for global growth for 2002 and 2003 given the uncertainties surrounding the strength of the economic recoveries in the United States and Europe.

In Europe (euro zone), growth remained weak in the second quarter, although it advanced in comparison with the beginning of the year. Forecasts have thus been revised downwards by numerous analysts. Growth is expected to be just one percent for 2002, compared with initial estimates of 1.7 percent, and 2.2 percent for 2003, compared with initial estimates of 2.6 percent. Political uncertainties continue to weigh against different regions of the world and there are questions regarding the strength of the U.S. recovery. This has led to revisions with lower figures since the level of European growth for the second half of 2002 and 2003 will be directly impacted by these factors. A slight pickup in activity is however expected during the second half-year, following the downward trend in industrial output during the first six months of the year.

A recovery is underway in countries in Central and Eastern Europe with the exception of Poland, which experienced only very weak growth in industrial output during the first six months of the year. Growth in the CIS is also up over 2001 levels.

In the United States, recent analyses indicate that the U.S. economy was in recession in 2001 with three consecutive quarters of decline before a turnaround in the fourth quarter of the year. In 2002, the first quarter saw extremely robust growth of about 5 percent, with growth up 1.1 percent in the second quarter versus the first on an annualized basis. Corporate equipment expenditures were up 2.9 percent during the second quarter of 2002 after having declined since the fourth quarter of 2000. The recent decline in consumer confidence indicators, noted during June and July, is primarily the result of weak stock prices. Statistics on housing and car sales and the slight upturn in household savings rates indicate the existence of a certain amount of optimism among consumers. In the intermediate goods sector the recovery seems well established. However, economists have revised their estimates of U.S. growth downwards from 2.9 percent to 2.3 percent in 2002 and from 3.8 percent to 3.1 percent in 2003, and do not exclude further downward revisions.

In Japan, the gross domestic product posted a surprising jump of 5.7percent during the first quarter on an annualized basis versus the fourth quarter of 2001. This growth is not expected to continue, notably due to the stagnation and even slight decline projected in the near term in disposable household income. However, foreign demand pushed Japanese industrial

output up 3.6 percent in the second quarter of 2002 versus the first quarter, the steepest growth recorded since 1993. In the electronics sector production surged 11.5 percent from one quarter to the next while the transportation sector posted a 3.8-percent rise. The most recent forecasts nevertheless project zero GDP growth for full-year 2002 and less than one percent for 2003.

Other Asian countries have seen a solid rebound, sustained in particular by exports, although growth in domestic demand is currently being seen. In comparison with 2001, industrial output for the first six months of the year was up 11.7 percent in China, 7.1 percent in South Korea and 3.8 percent in India.

In South America, excluding Argentina, growth remained extremely weak during the first half year. Argentina remains in crisis and experts expect a drop in the country's GDP of about 15 percent in 2002. Industrial output in Brazil continued its upward trend despite the current turbulence affecting South American economies. The Brazilian real fell to historic lows versus the dollar at the end of July.

Activity of steel customer industries in 15 EU countries (*)

	2001	2002(*)			2002
		H1	Q3	Q4	
Automotive	-1.0	-6.0	-3.0	-1.0	-4.5
Construction	1.0	1.0	1.0	1.0	1.0
Machine construction	1.0	-2.0	2.0	3.0	1.0
Engineering equipment	1.5	-5.0	-2.0	2.0	-2.0
Metalworking	0.4	-3.0	0.0	2.0	-1.0
Household appliances	-1.0	-4.0	-1.0	4.0	-1.0

(*) Change versus year-earlier periods.
Sources: Arcelor, Eurofer, Instituts conjuncture)

Steel Industry Activity

Global crude steel production

(in millions of metric tons)	First 6 months 2002(*)	2001	Change (%) 2002/2001
World (**)	430.3	414.3	3.9
Western Europe	88.4	90.6	-2.4
of which EU (15)	80.4	82.8	-2.8
Eastern Europe	14.5	15.1	-3.9
CIS	48.5	49.0	-1.1
of which: Russia	28.4	28.6	-0.6
North America	59.7	61.8	-3.4
of which: USA	44.4	46.8	-5.1
South America	19.5	19.0	2.9
of which: Brazil	14.	13.5	4.9
Asia	182.6	162.8	12.1
of which: China	84.8	66.8	27.0
Japan	52.3	52.2	0.2
Other countries	17.1	16.0	7.2

(*) IISI estimated figures

(**) World = 65 countries surveyed by IISI (approx. 98% of world production)

The 3.9 percent increase in world steel production in the first quarter of 2002 versus the year-earlier period was largely the result of China, whose production jumped by about 27 percent. With the exception of Asia and South America, the first six months of 2002 should see a decline in crude steel production in most regions.

Apparent consumption of steel again declined in Europe during the first six months of the year and European steel producers maintained the policy initiated at the beginning of last year of balancing supply with demand.

Consequently, prices for flat carbon steels in the European market – which had reached their floor level at the end of the first quarter following a fall during more than a year – began to recover during the second quarter. At the same time, the European Union adopted protective measures at the end of March (temporary measures for a six-month period pending a decision on permanent measures, based on a tariff rate quota system and accompanied by a system of import monitoring) in order to offset the indirect effects of measures taken by the United States to curb imports. Demand in the United States remained weak although certain pressure was felt following the announcement of import restrictions. Prices in this market have nearly returned to the highs recorded at the beginning of 2000.

Generally sustained demand in export markets combined with reduced supply from producers also pushed up prices. As a result, prices enjoyed a healthy recovery at the end of June 2002 after hitting lows at the end of 2001.

In Asia, China and South Korea benefited from extremely robust growth in consumption while demand in Japan continued to experience a downswing. Prices also recovered in Asia during the second quarter.

The situation for long carbon steel products was uneven in Europe. Shipments of beams and concrete reinforcing bars were up, while supply of merchant steels and sheet piling slipped.

The flat stainless steel market saw an accelerated recovery in markets during the second quarter, especially in Europe and Asia. Markets are expected to stabilize during the third quarter and the outlook remains uncertain for the fourth quarter.

Arcelor Group Consolidated Results

At June 30 2002, pro forma consolidated net income was 93 million euro.

In million of euro Pro Forma-Unaudited*	***First Half 2001***	***First Quarter 2002***	***Second Quarter 2002***	***First Half 2002***
Revenue	14,314	6,824	6,881	13,705
EBIT	611	67	274	341
Net income, Group share	369	- 22	115	93
Earnings per share **	0.77	-0.05	0.25	0.20

**Pro forma-unaudited financial disclosures are meant to simulate the effects of the merger as of February 28, 2002 for periods of time starting prior to this date.*
***in euro.*

Revenue of the Group for the first half amounted to 13,705 million euro compared to 14,314 million for the same period of 2001, or a 4% decrease on a comparable basis (6,824 million for the first quarter and 6,881 million for the second quarter).
Geographical breakdown was as follows : 75% in the EU, 12% in North America, 5% in South America and 8% in the rest of the world.

EBIT was 341 million euro (67 million for the first quarter and 274 million for the second quarter), or 2.5% of net sales, against 611 million for the first half of 2001.

After financial interest expenses of 214 million euro and no contribution from associated companies, **Group share of net income** amounts to 93 million euro (-22 million for the first quarter and 115 million for the second quarter).

Cash generated by operations of 682 million euro, compared to 1,114 million for the same period 2001, benefits from a decrease in working capital requirements essentially due to a reduction of inventories.

In million euro *Pro forma-unaudited**	***December 31, 2001****	***March 31,2002***	***June 30,2002***
Shareholders'equity**	8,509	8,353	8,249
Net financial debt****	6,510	6,878	6,317
Net financial debt / Shareholders'equity****	0.77	0.82	0.77

**Pro forma-unaudited financial disclosures are meant to simulate the effects of the merger as of February 28, 2002 for periods of time starting prior to this date.*
***including minority interests.*
****modified following restatements for accountancy purposes linked to the merger as of February 28, 2002.*
***** excluding securitization effect.*

At June 30, 2002, net financial debt was 6,317 million euro, or a decrease compared to December 31, 2001 (6,510 million) and March 31, 2002 (6,878 million). Increased efforts, most notably toward an improved control of working capital requirements, will contribute to further reductions of financial indebtedness.
At June 30, 2002, the net financial debt/shareholders' equity ratio, including minority interests, was 0.77, to be compared with 0.82 at March 31, 2002 and 0.77 at December 31, 2001.

First-half 2002 results for Arcelor Group Core Businesses

Flat Carbon Steels

in millions of euros (pro forma unaudited)	1st-Half 2001	1st-Half 2002
Net sales	6,902	6,420
Change		- 7%
Operating income	380	20
% of sales	5.5%	0.3%
Shipments ('000 metric tons)	14,456	14,150

During the first half of 2002 Arcelor's Flat Carbon Steels business experienced average shipment volumes accompanied by a marked improvement in the product mix. Production was adjusted to this situation and inventory levels continue to decline. Despite several incidents at production facilities during the second quarter of 2002 (converter explosion, collapse of a travelling crane, rail accident, oxygen supply problem, etc.), the Group maintained shipments at levels comparable to those for the first six months of 2001.

The financial performance of this sector does not yet fully reflect the rise in prices that began during the second quarter. However, the improvement in the product mix of shipments, better coverage of fixed costs due to uninterrupted production and a significant increase in management gains offset the rise in costs and the negative impact of non-recurrent events (accidents).

Reduced purchase prices were successfully negotiated, notably for ore. However, neither this factor nor the drop in the dollar are reflected in the financial statements at end June due to lags in the actual use of raw materials and to hedging mechanisms. In addition, supplier payment terms have been renegotiated.

Overall, business was weak in steel customer industries in Europe during the first six months of 2002, although the rate of decline slowed during the second quarter following a sharp fall in the first quarter.

Passenger car registrations were down 4.5 percent for the period. Demand for industrial vehicles also declined, reflecting lower commercial and industrial investments, although this downswing followed the high levels achieved in 2001. As a result, automotive industry production suffered from a depressed global economy and dropped nearly 5.5 percent. This decrease varied according to automaker and country. French automakers benefited from more sustained demand and increased their market shares. In light of these trends, Group shipments to car manufacturers and auto equipment makers are expected to remain in line with 2001 levels, with a rise in sales of welded blanks. The increase in sales of galvanized products continued, replacing electrogalvanized and cold-rolled products.

In general, the **construction** sector in Europe experienced business levels equivalent to last year. The decline in Germany continued while Spain enjoyed a positive demand curve.

The **engineering equipment and metalworking** sectors remained generally down although initial signs of a rebound in global demand appeared in specific sub-segments. This improvement reflected more a rebuilding of stocks as opposed to a real upturn in investments, whether in Europe or the United States. The Group also improved its product

mix in this sector, with significant rises for galvanized products and a corresponding drop in hot-rolled products.

The **household appliances** sector, which until last year was buoyed by consumer spending, posted a 4-percent decline in production.

Production in the **electrical equipment** sector also declined.

Given flat and declining business levels in end user industries, demand was down in the steel distribution and tubes segments.

Long Carbon Steels

in millions of euros (pro forma unaudited)	1st-Half 2001	1st-Half 2002
Net sales	2,129	2,225
Change		4.5%
Operating income	200	231
% of sales	9.4%	10.4%
Shipments ('000 metric tons)	5,826	6,114

Total sales from long carbon steels were up 4,5 percent during the first six months of 2002 versus the first half of 2001. This was due to an increase in volumes and stable average sales prices. Gross income advanced 7 percent for the first six months of 2002 versus the year-earlier period, attributable mainly to good performance from this sector in Brazil.

Demand for beams and sheet piling in North Europe was equivalent to 2001 levels as prices dipped slightly versus last year. It was not possible to reflect the totality of increases in scrap prices in prices for finished products.

In Spain, apparent consumption of structurals rose substantially as sales prices declined slightly.

Business in Brazil remained at 2001 levels in terms of volumes thanks to a rise in exports, while domestic consumption was down for the first half of the year. Euro-denominated prices increased, due mainly to the weakness of Brazil's currency.

Volumes and prices contracted modestly for drawn products.

At present, demand remains generally soft for beams in Northern Europe, the United States and export markets. Apparent consumption remains strong in Spain, however.

In merchant bars, business continued to record high levels in terms of both volumes and prices.

Demand for concrete reinforcing bars was very vigorous in Spain, spurred by public sector investments. There was downward pressure on prices in other countries but prices are expected to stabilize following the shutdown of a British competitor, ASW.

The wire rod market experienced strong demand.

It has been a very good year so far in Europe and in the United States for sheet piling, covering both volumes and prices.

Distribution Transformation Trading

in millions of euros (pro forma unaudited)	1st-Half 2001	1st-Half 2002
Net sales	5,016	4,864
Operating income	102	97
% of sales	2%	2%

Results for the Distribution, Transformation and Trading sector were down for the first half of 2002 in comparison with the year-earlier period. A very difficult first quarter was followed by a significant improvement in the second quarter.

Given relatively sustained demand, the impact of the rise in metal costs held down volumes in certain markets. This resulted in lower sales versus the first half of 2001 since lower volumes were only partially offset by higher sales prices.

Sales from Steel Service Center (SSC) Distribution and Trading were down significantly versus the first half of 2001. This was due to both higher prices, to the discontinuation of certain "pure" trading activities, and to contracted markets in North Europe – notably Germany and the United Kingdom – and Italy. The decrease in shipments is expected to be even greater during the second half of the year. At the same time, the policy of improving margins was pursued throughout the first six months of the year. Renewed price rises are thus expected during the third quarter in both trading and SSC activities.

Long carbon products distribution experienced a rise in the average sales price versus the first half of 2001 thanks to an active policy of price increases. However, this negatively impacted on volumes, which were below levels recorded during the year-earlier period. This drop in volumes was accentuated by a decline in apparent demand for beams in the European market. The shortfall in shipments during the first six months is not expected to be made up during the second half of the year.

Sales in Spain and Portugal were down slightly versus the first half of 2001. Volumes remained stable but prices dipped slightly. Production costs evolved favorably despite unsettled markets for galvanized and painted products.

Trading in long products in the United States posted record shipments during the first half of the year despite intense pressure on margins due to growing competition in sheet piling. These levels are expected to continue during the second half-year. This contrasts with Trading in flat products, where the market remains difficult due to the crisis in the metal furniture segment, the main customer for these products. Shipments were down although a rebound is expected in the second half of the year due to orders from auto industry customers.

After a very difficult first quarter for packaging steels, volumes and average sales prices for the full six-month period remained very close to those recorded during the first half of 2001, thanks in particular to the increase in prices that began in March. The effects of higher metal prices have not yet ended but progress initiatives have partially offset the differences. Given the amplitude of increases expected in the third quarter and uncertainties regarding the fourth quarter, results are not expected to improve significantly.

In the construction sector, business levels are comparable to the first half of 2001. The increase in sales prices initiated at the beginning of the second quarter should maintain results at healthy levels. Shipments should remain stable during the second half of the year.

In the tubes segment, following an extremely difficult first quarter, the second quarter saw a substantial improvement in both volumes and sales prices. Although sales are down versus the year-earlier period, the net loss from this segment is improving.

In the second half of the year increases in metal prices are expected to impact all markets to varying degrees.

Stainless Steels

in millions of euros (pro forma unaudited)	1st-Half 2001	1st-Half 2002
Net sales	2,227	2,241
Change		0.6%
Operating income	-95	25
% of sales	-4.3%	1.1%
Shipments ('000 metric tons)	1 254	1 283

Transfer of know-how and optimization of capacities at Ugine&Alz have advanced rapidly, realizing significant synergies. Investments in doubling the capacity of the Genk plant will begin as planned in the fall. Acesita's program of strategic investments has been completed.

Financial results for the first half of 2002 reflect the significant improvement in figures for the second quarter. This was due primarily to favorable price trends and management gains, mainly for long products.

In the **flat products** segment, following the drop recorded in 2001, the market improvement accelerated during the second quarter, particularly in Europe and Asia. This was due to an increase in apparent demand, linked above all to restocking by customers. This trend was encouraged by a continued rise in the price of nickel. Whether or not this recovery remains solid will now depend on how real demand evolves.

Apparent consumption in Europe remained at good levels in the second quarter and should stabilize in the third quarter. Base prices stabilized at the beginning of the third quarter after several increases during the first half of the year. A further increases is expected in the fourth quarter.

Despite a very slight recovery of the market in the United States, orders booked by J&L stabilized at a high level. However, prices remain low following an increase in early July. A further increase is planned in September.

In Asia the market stabilized, following a strong increase in demand in the second quarter. Customer inventories remain at low levels, however, and prices continue to rise. In China, the government introduced temporary protective measures but the market continues to expand and domestic producers have taken advantage of this growth to raise their prices.

In Brazil, market trends were positive until the beginning of the second quarter, when a turnaround came, especially in durables due to political and economic uncertainties. Dollar-denominated prices dropped sharply despite increases denominated in reals.

In the **long products** sector prices stabilized at a very low level. Bar volumes remained depressed while the wire market experienced an upswing.

Following very weak activity in the first quarter, the market for precision rolled products recovered. In the **specialty plates** business, stainless plates experienced good levels while other segments remained at average levels.

Outlook

Following the substantial downturn in business at customer industries during the first half-year in the 15 countries of the European Union, an improvement, which size still remains unappreciated, is expected to be confirmed during the second half of the year.

In the automotive sector, the second half of the year is expected to show improvement in comparison with the first six months of the year. The drop in production should be less marked in relation to the year-earlier period.

In the engineering equipment sector, business is expected to improve and forecasts call for an upturn in investments during the second half of the year. Usage of industrial capacity remains weak, however. The construction industry continues to show positive trends, except in Germany, and should post a further modest advance following the expected pick-up in industrial investments during the second half of the year.

Even though household consumption has been shaken by plunging stock prices, it should nevertheless lead to an upturn in the household equipment sector during the fourth quarter in most European countries.

Real consumption of flat steels in Europe should improve considerably in the months ahead. Demand from end user sectors is firming up following the low levels recorded during the first six months of 2002. Inventories at both traders and users had dropped to low levels as of the fourth quarter of 2001. Although inventories did not change significantly during the first half of 2002, order books are again being filled and new order flow has increased. The projected positive trend in inventories should help sustain a recovery in business levels.

The protective measures prevented a massive inflow of imports to Europe.

In this context, the level of prices for flat carbon steels – which hit a floor level during the first quarter but recovered during the second quarter for quarterly contracts – recorded an increase during the third quarter.

In the United States prices reached high levels in July. However, the economy remains fragile and no improvement has been seen in real demand. It is possible that the current price levels will not hold up given the uncertain outlook for the fourth quarter. In export markets, excluding Asia and North America, there was a rise in average prices at the beginning of the second quarter. In Asia, prices have been affected by opposing factors. A recovery in several steel user industries will have a positive impact.

For flat stainless steels uncertainties remain regarding real demand at the end of 2002 and a certain amount of hesitancy continues to shape the market in Europe.

Half Year Financial Information as at 30 June 2002 for the Arcelor Group

Introduction

In accordance with the International Financial Reporting Standards ("IFRS") (previously known as "IAS"), the business combination between Aceralia, Arbed and Usinor, operated as at 28 February 2002, has been accounted for according to the purchase accounting method. The half year consolidated financial statements of Arcelor as at 30 June 2002, as shown in Part B, contain comparative data deriving from the Usinor consolidated financial information restated according to the Arcelor accounting policies. The half year condensed consolidated financial statements have been subject to a limited review carried out by KPMG Audit, Arcelor's Independent Auditor.

In order to present consistent and comparable data, the management has decided to issue half year pro forma consolidated financial information. This unaudited information solely intends to present the combined effects of the amalgamation leading to the creation of the Arcelor group, for the financial periods prior to 28 February 2002. The pro forma consolidated financial information is shown in Part A and mainly includes the following:

- An unaudited pro forma consolidated balance sheet as at 30 June 2002 with comparative figures as at 31 December 2001; the balance sheet information is based on the assumption that the amalgamation was effective on 31 December 2001. For the purpose of this information, the negative goodwill of EUR 2,145 million has been calculated on 28 February 2002, being the effective date of the transaction, and the amortisation has been allocated to the shareholders' equity for the period;

- An unaudited pro forma consolidated income statement for the period ended 30 June 2002 with 30 June 2001 comparative data; this information is based on the assumption that the amalgamation was effective on 1 January 2001. For the purpose of pro forma information, the negative goodwill is amortised over 12 years, i.e. EUR 89 million for the first half of 2002;

- An unaudited pro forma consolidated cash flow statement for the period ended 30 June 2002 with comparative figures as at 30 June 2001; the cash flow statement is based on the assumption that the amalgamation was effective on January 1st 2001;

- Other additional information.

Part A: Unaudited Pro Forma Consolidated Financial Information as at 30 June 2002

A1) Key Pro Forma Figures

In million of euro *Pro forma*	1st Half 2001	1st Half 2002
Revenue	14,314	13,705
Gross operating income (EBITDA)	1,215	881
Operating result (EBIT)	611	341
Net profit (Loss) (Group share)	369	93
Basic earnings per share *	0.77	0.20
Diluted earnings per share *	0.77	0.20

** in euro. Treasury shares are not taken into account.*

In million of euro *Pro forma*	31 December 2001	30 June 2002
Shareholders' equity		
including minority interests	8,509	8,249
Net financial debts (NFD)	6,510	6,317
NFD / Shareholders' equity *	76.5%	76.6%

** including minority interests*

A2) Evolution in the Arcelor's business segments over the first half of 2002

a) FLAT CARBON STEELS

In million of euro Pro forma	1st Half 2001	1st Half 2002
Revenue *	6,902	6,420
Change	-	-7.0%
Gross operating income (EBITDA)	716	331
% of sales	10.4%	5.2%
Shipments (in '000s of metric tons)	14,456	14,150

b) LONG CARBON STEELS

In million of euro Pro forma	1st Half 2001	1st Half 2002
Revenue	2,129	2,225
Change	-	4.5%
Gross operating income (EBITDA)	318	339
% of sales	14.9%	15.2%
Shipments (in '000s of metric tons)	5,826	6,114

c) STAINLESS STEELS

In million of euro Pro forma	1st Half 2001	1st Half 2002
Revenue	2,227	2,241
Change	-	0.6%
Gross operating income (EBITDA)	12	104
% of sales	0.5%	4.6%
Shipments (in '000s of metric tons)	1,254	1,283

d) DISTRIBUTION TRANSFORMATION TRADING

In million of euro Pro forma	1st Half 2001	1st Half 2002
Revenue *	5,016	4,864
Change	-	-3.0%
Gross operating income (EBITDA)	157	145
% of sales	3.1%	3.0%

* Transfer of the iron ore activity based in Spain and in Wallone from the flat carbon segment to the distribution, trading and transformation segment for a total amount of EUR 241 million in the first half of 2002.

A3) Pro Forma Consolidated Balance Sheet

ASSETS *In millios of euro* *Pro forma unaudited*	31 December 2001	30 June 2002
NON -CURRENT ASSETS		
Intangible assets	-2,838	-2,629
Property, plant and equipment	12,397	12,049
Investments under equity method	1,924	1,781
Other investments	504	450
Receivables and other financial assets	829	765
Deferred tax assets	1,529	1,621
TOTAL NON-CURRENT ASSETS	**14,345**	**14,037**
CURRENT ASSETS		
Inventories	6,699	6,284
Trade receivables	4,911	5,182
Other receivables	1,438	1,576
Cash and cash equivalents	2,177	1,787
TOTAL CURRENT ASSETS	**15,225**	**14,829**
TOTAL ASSETS	**29,570**	**28,866**

SHAREHOLDERS' EQUITY AND LIABILITIES *In million of euro* *Pro forma unaudited*	31 December 2001	30 June 2002
Shareholders'equity group share	**7,312**	**7,279**
Minority interests	**1,197**	**970**
NON-CURRENT LIABILITIES		
Interest bearing liabilities	5,053	5,143
Employee benefits	2,108	2,111
Provisions	708	996
Deferred tax liabilities	541	603
Others	159	167
TOTAL NON-CURRENT LIABILITIES	**8,569**	**9,020**
CURRENT LIABILITIES		
Trade payables	4,171	4,265
Interest bearing liabilities	5,320	4,577
Other amounts payables	2,442	2,484
Provisions	559	271
TOTAL CURRENT LIABILITIES	**12,492**	**11,597**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**29,570**	**28,866**

A4) Pro Forma Consolidated Income Statement

In millions of euro *Pro forma unaudited*	2001 (12 months)	Q1 2001 (3 months)	Q2 2001 (3 months)	1st Half 2001 (6 months)	Q1 2002 (3 months)	Q2 2002 (3 months)	1st Half 2002 (6 months)
REVENUE	**27,512**	**7,342**	**6,972**	**14,314**	**6,824**	**6,881**	**13,705**
GROSS OPERATING INCOME (EBITDA)	**1,379**	**680**	**535**	**1,215**	**301**	**580**	**881**
Amortisation and depreciation	-1,656	-349	-399	-748	-327	-351	-678
Amortisation of goodwill *	77	72	72	144	93	45	138
OPERATING RESULT (EBIT)	**-200**	**403**	**208**	**611**	**67**	**274**	**341**
Net financing costs	-570	-129	-136	-265	-90	-124	-214
Share in the results of equity accounted companies	23	22	1	23	-25	25	-
Result of disposal of associated companies	66	66	-	66	-	-	-
PROFIT (LOSS) BEFORE TAX	**-681**	**362**	**73**	**435**	**-48**	**175**	**127**
Income tax	317	-70	35	-35	33	-49	-16
PROFIT (LOSS) AFTER TAX	**-364**	**292**	**108**	**400**	**-15**	**126**	**111**
Minority Interests	25	-104	73	-31	-7	-11	-18
NET PROFIT (LOSS) GROUP SHARE	**-339**	**188**	**181**	**369**	**-22**	**115**	**93**

* For the purpose of pro forma information, the amortisation of the negative goodwill arising from the amalgamation of Aceralia, Arbed and Usinor on 28 February 2002 has been retroactively adjusted in the consolidated pro forma income statement for the year ending 31 December 2001 and also for the first two quarters of 2001 and 2002.

A5) Pro Forma Consolidated Cash Flow Statement

In millions of euro *Pro forma unaudited*	1st Half 2001	1st Half 2002
Cash flow from operating activities	**1,114**	**682**
Acquisitions of tangible and intangible assets	-768	-701
Other acquisitions and disposals	-8	-118
Cash flow used in investing activities	**-776**	**-819**
Contribution of shareholders' equity	6	22
Dividends paid	-271	-192
Increase / decrease in loans or other financing	257	24
Others	1	-10
Cash flow used in financing activities	**-7**	**-156**
Impact of exchange rate fluctuations on cash held	**-16**	**-97**
Total increase (decrease) of cash	315	-390
Balance at the beginning of the period	**1,692**	**2,177**
Balance at the end of the period	**2,007**	**1,787**

A6) Pro Forma statement of change in equity

In millions of euro *Pro forma unaudited*	31.12.2001 Total	Appropriation 2001 and transfers	Own shares	IAS 39 & IAS 32 adjustments	Other IAS adjustments	1st H-Y result & exchange differences	30.06.2002 Total
GROUP SHARE							
I. Issued capital	2,642	-	-	-	-	-	2,642
II. Share premium	4,755	-	-	-	-	-	4,755
III. Own shares	-892	-	124	-	-	-	-768
IV. Other consolidation reserves	1,290	-437	-	58	-7	-	904
V. Foreign currency translation reserves	-144	-	-	-	-	-203	-347
VI. Profit (loss) for the period	-339	339	-	-	-	93	93
TOTAL Shareholders' equity (Group share)	**7,312**	**-98**	**124**	**58**	**-7**	**-110**	**7,279**

In millions of euro *Pro forma unaudted*	31.12.2001 Total	Appropriation 2001 and transfers	Own shares	IAS 39 & IAS 32 adjustments	Scope variat. & Other IAS differences	1st H-Y result And exchange differences	30.06.2002 Total
MINORITY INTERESTS							
I. Capital and reserves	1,413	-51	-	-1	-75	-	1,286
II. Own shares	-10	-	-	-	-	-	-10
III. Foeign currency translation	-181	-	-	-	-	-143	-324
IV. Profit (loss) for the period	-25	25	-	-	-	18	18
TOTAL Shareholders' equity (Minority interests)	**1,197**	**-26**	**0**	**-1**	**-75**	**-125**	**970**

A7) Additional Information

1) Business Segments

The Arcelor Group is subdivided into five business segments: flat carbon steel products, long carbon steel products, stainless steel products, distribution – trading - transformation and other activities.

The flat carbon steel business segment includes the following major entities:
In Spain: Aceralia Corporación Siderugica, ACB, Galmed, Sidmed, Solmed, Gonvarri and Gestamp;
In France : Sollac Méditerranée, Sollac Atlantique, Sollac Lorraine, Usinor Auto;
In Belgium: SIDMAR, Cockerill Sambre ;
In Germany: STAHLwerke Bremen, Eko-Stahl.

The long carbon steel business segment comprises the long products businesses of Arbed and Aceralia, located in Spain, France, Luxembourg, Germany and Brazil. It includes major entities such as Aceralia Largos Perfiles, Aceralia Largos Verina, Aceralia Largos Redondos, ProfilARBED, TrefilARBED, Stahlwerk Thüringen and the Belgo- Mineira sub-group.

With companies mainly located in Belgium, France, North America, Brazil and Thailand, the stainless steel sector includes the following companies: ALZ, Ugine, Industeel, J& L, Acesita and Thainox.

The distribution- trading-transformation business segment, mainly comprises:
- Distribution activities: ProfilArbed Distribution, PUM and Velasco;
- Trading and selling activities: Arbed Americas, Arcelor International (previously TradeARBED) and Maison Mathieu;
- Transformation, packaging and construction activities (Aceralia Transformados, Usinor Packaging, Arcelor Construction (previously Haironville) including the tube activities; as well as the iron ore activities of Aceralia and Cockerill Sambre which were transferred from the flat carbon steel sector in the first half of 2002.

The last business segment "other activities" mainly comprises holding companies, the Paul Wurth engineering company, the companies involved in copper foil, the Dillinger Hütte Saarstahl group (accounted for under the equity method and mainly involved in the quarto sheets domain) as well as other companies operating financial activities.

2) Changes in the pro forma consolidation scope

In comparison with 31 December 2001 on a pro forma basis, the consolidation scope has slightly changed with the exception of the exit of Cockerill Mechanical Industries and its subsidiaries, CSI Maintenance, Espace Mobile International and Heurbel, which were sold on 4 April 2002. It should also be noted that Carsid, incorporated on 27 December 2001, is accounted for under the equity method.

3) Pro forma intangible assets

At the end of the first half of 2002 intangible assets are presented as follows:

In millions of euro (pro forma unaudited) *Net value*	31 December 2001	30 June 2002
Goodwill		
Positive	*123*	*148*
Negative	*-3,067*	*-2,875*
- of which negative Goodwill arising from the combination	*-2,145*	*-2,056*
Other intangible assets		
Concessions, patents, licences and similar rights	*104*	*94*
Other	*2*	*4*
Total intangible assets	-2,838	-2,629

The negative goodwill of EUR 2,145 million, arising from the the business combination of Aceralia, Arbed and Usinor as at 28 February 2002 and calculated according to the purchase accounting method has not yet been allocated in the 30 June 2002 pro forma consolidated financial statements to the fair value of the identifiable acquired assets and liabilities.

For the purpose of the pro forma information the negative goodwill is amortised over 12 years, i.e. EUR 89 million for the first half of 2002.

4) Pro forma tangible assets

At the end of the first half of 2002 tangible assets are presented as follows:

In millions of euro (pro forma unaudited) *Net value*	31 December 2001	30 June 2002
Land	568	539
Buildings	2,080	2,008
Plant and machinery	8,534	8,516
Other fixtures and fittings, tools and equipment	213	190
Leasing and similar rights	56	66
Tangible assets in course of construction	743	638
Payments on account	203	92
Total tangible assets	12,397	12,049

As at 30 June 2002 tangible assets amount to EUR 12,049 million compared with EUR 12,397 million as at 31 December 2001. This EUR 348 million decrease derives from foreign currency translation differences amounting to EUR 360 million. The remainder is explained by the variation between the investments that occurred over the period for a total of EUR 690 million and the depreciation charge for the half year of EUR 678 million. With a total amount of EUR 690 million, tangible investments are 61% used by the flat carbon steel segment, 15% by the long carbon steel segment and 11% by the stainless steel segment.

The capital expenditure in the flat carbon steel segment amounts to EUR 424 million during the first half of 2002. They manily consist in the construction of a second continuous slab caster at SIDMAR, the relining of the blast furnace of SIDMAR and Sollac Atlantique, the hot-dip galvanizing line Bregal II at STAHLwerke Bremen, the building of a new transformation unit of galvanized and cold rolled coils at Vega do Sul in Brazil, the relining of the rolling mill (pickling line) at Cockerill Sambre, as well as investments made to improve quality. At Aceralia C.S., the capital expenditure relates to a new organic coating line and the renewal of the hot rolling mill at Avilès.

The companies belonging to the long carbon steel segment made investments up to EUR 102 million in order to increase the productivity and the quality of the electrical branch in Luxembourg, to modernize the existing installations and to protect the environment in Brazil. In Spain, investments aim at renovating the hot rolling mills and the annealing line.

The capital expenditure in the stainless steel segment amounts to EUR 76 million and mainly relates to the construction of a new electric furnace at ALZ, the modernization of Ugine installations, as well as expenditure relating to environmental protection.

5) Pro forma trade receivables and other debtors

The caption "trade receivables" as at 30 June 2002 includes a EUR 1,553 million amount relating to securitisation contracts (EUR 1,584 million as at 31 December 2001). According to the current provision of IAS 39, these securitised trade receivables cannot be accounted for as disposals and are therefore recognised in the balance sheet. Their financing counterpart is recorded under the caption "Current Liabilities- Interest bearing liabilities".

6) Pro forma Working Capital Requirement and the Net Financial Debt

The economic definition used by the Group for the calculation of Working Capital Requirement and Net Financial Debt excludes securitisation operations.

The pro forma Working Capital Requirement and the Net Financial Debt of the Group are analysed as follows:

In millions of euro *Pro forma unaudited*	31 December 2001	30 June 2002
Working capital requirement (WCR)	**4,679**	**4,561**
+ Inventories	6,699	6,284
+ Trade receivables	4,911	5,182
+ Other receivables	1,438	1,576
- Other non-current liabilities (LT)	-159	-167
- Trade payables (ST)	-4,171	-4,265
- Other amount payables (ST)	-2,442	-2,484
- Net financing of securitization programmes	-1,584	-1,553
- Revaluation of financial instruments (ST)	-13	-12
Net financial debts (NFD)	**6,510**	**6,317**
+ Interest bearing liabilities	5,053	5,143
+ Interest bearing liabilities (current)	5,320	4,577
- Net financing of securitization programmes	-1,584	-1,553
- Cash and cash equivalents	-2,177	-1,787
- Revaluation of financial instruments (ST & LT)	-102	-63

7) Workforce

On an average basis for the first half of 2002, 106,454 people are employed by the Group's companies (489 consolidated companies using the full integration method)

The first half year average of this 106,454 workforce can be analysed according to the following geographical areas: 37,939 people in France, 19,430 people in Belgium, 15,917 people in Spain, 10,537 people in Germany, 6,692 people in Luxembourg and 15,939 people in the rest of the world.

An additional average of 29,779 people are employed by the companies accounted for under the equity method during the first half of 2002, primarily in those companies located within the European Union (17,812 people) and South America (10,269 people).

The decrease by 1,890 people working in the Group's fully consolidated companies, as noted between 2001 (i.e an average of 108,344 people) and the first half of 2002 is explained by the changes in the consolidation scope (-1,550 people) and by various rationalisation measures (-340 people), mainly taking place at SIDMAR (-317 people).

8) Pro forma Net Financing Cost

The pro forma net financing cost is presented as follows:

In millions of euro *Pro forma unaudited*	30 June 2001	30 June 2002
Interest expense, net	-155	-121
Expenses related to securitisation programmes	-95	-30
Dividends received	14	12
Exchange gains and losses	-27	-2
Hedge revaluation	-19	-17
Write down of financial fixed assets	-9	-28
Other financial expenses, net	26	-28
Total net financing costs	-265	-214

9) Pro forma Income Tax

At 30 June 2002 the income tax charge amounts to EUR 18 million comprising a EUR 42 million current tax charge and a EUR 24 million deferred tax profit.

10) Pro forma segment financial information

1) Business segment information

1st Half 2002 *In million of euro, excepting workforce figures* *Pro forma unaudited*	Flat carbon steels	Long carbon steels	Stain-less steels	Distrib., transf., trading	Other activities	Elimi-nations	Total
Revenue	6,420	2,225	2,241	4,864	478	-2,523	13,705
Gross operating income	331	339	104	145	-43	5	881
Operating result (before amortisation of goodwill	-43	225	16	67	-67	5	203
Amortisation of goodwill*	63	6	9	30	30	-	138
Operating result	20	231	25	97	-37	5	341
Acquisition of tangible assets	424	102	76	67	21	-	690
Workforce	50,422	17,770	15,706	19,349	3,207	-	106,454

1st Half 2001 *In million of euro, excepting workforce figures* *Pro forma*	Flat carbon steels	Long carbon steels	Stain-less steels	Distrib., transf., trading	Other activities	Elimi-nations	Total
Revenue	6,902	2,129	2,227	5,016	385	-2,345	14,314
Gross operating income	716	318	12	157	-34	46	1,215
Operating result (before Amortisation of goodwill	326	189	-109	89	-74	46	467
Amortisation of goodwill*	54	11	14	13	52	-	144
Operating result	380	200	-95	102	-22	46	611
Acquisition of tangible assets	400	100	73	67	70	-	710
Workforce	52,403	18,382	15,332	19,115	4,207	-	109,439

* Due to a non-definitive segment allocation, the negative goodwill arising from the business combination has been split across the segments according to their total assets.

2) Geographical area information

1st Half 2002 *In millions of euro, excepting workforce figures* *Pro forma unaudited*	EU (15)	North America	South America	Other	Total
Revenue	10,214	1,625	729	1,137	13,705
Gross operating income	634	33	197	17	881
Operating result	172	13	152	4	341
Acquisition of tangible assets	531	22	134	3	690
Workforce	94,548	3,082	7,302	1,522	106,454

1st Half 2001 *In millions of euro, excepting workforce figures* *Pro forma*	EU (15)	North America	South America	Other	Total
Revenue	10,722	1,632	654	1,306	14,314
Gross operating income	1,103	-28	140	-	1,215
Operating result	612	-77	83	-11	607
Acquisition of tangible assets	601	53	40	16	710
Workforce	97,487	3,405	7,554	993	109,439

Part B: Half year Consolidated Financial Statements as at 30 June 2002

B1) Consolidated Balance Sheet

ASSETS *In millions of euro*	31 December 2001	30 June 2002
NON-CURRENT ASSETS		
Intangible assets	-809	-2,659
Property, plant and equipment	5,044	12,049
Investments under equity method	1,623	1,781
Other investments	192	450
Receivables and other financial assets	433	765
Deferred tax assets	1,275	1,621
TOTAL NON-CURRENT ASSETS	**7,758**	**14,007**
CURRENT ASSETS		
Inventories	3,214	6,284
Trade receivables	2,833	5,182
Other receivables	705	1,576
Cash and cash equivalents	1,125	1,787
TOTAL CURRENT ASSETS	**7,877**	**14,829**
TOTAL ASSETS	**15,635**	**28,836**

SHAREHOLDERS' EQUITY AND LIABILITIES *In millions of euro*	31 December 2001	30 June 2002
Shareholders' equity - group share	**4,384**	**7,249**
Minority interests	**58**	**970**
NON-CURRENT LIABILITIES		
Interest bearing liabilities	2,642	5,143
Employee benefits	1,181	2,111
Provisions	341	996
Deferred tax liabilities	102	603
Others	7	167
TOTAL NON-CURRENT LIABILITIES	**4,273**	**9,020**
CURRENT LIABILITIES		
Trade payables	2,632	4,265
Interest bearing liabilities	2,323	4,577
Other amounts payables	1,430	2,484
Provisions	535	271
TOTAL CURRENT LIABILITIES	**6,920**	**11,597**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**15,635**	**28,836**

B2) Condensed Consolidated Income Statement

In millions of euro	1st Half 2001	1st Half 2002
REVENUE	**8,086**	**11,644**
GROSS OPERATING INCOME (EBITDA)	**541**	**714**
Amortisation and depreciation	-368	-566
Amortisation of goodwill	46	108
OPERATING RESULT (EBIT)	**219**	**256**
Net financing costs	-179	-184
Share in the results of equity accounted companies	19	25
PROFIT BEFORE TAX	**59**	**97**
Income tax	-9	-49
PROFIT AFTER TAX	**50**	**48**
Minority Interests	-11	-14
NET PROFIT GROUP SHARE	**39**	**34**

Earning per share (in euro)		
- basic	0.17	0.09
- diluted	0.17	0.09

B3) Condensed Consolidated Cash Flow Statement

In millions of euro	1st Half 2001	1st Half 2002
Cash flow from operating activities	**664**	**828**
Acquisitions of tangible and intangible assets	-320	-598
Acquisition of ARBED/ACERALIA net of cash acquired	-	1,035
Other acquisitions and disposals	-28	-133
Cash flow from investing activities	**-348**	**304**
Contribution to shareholders' equity	-	20
Dividends paid	-148	-167
Increase / decrease in loans or other financing	50	-229
Others	1	-
Cash flow used in financing activities	**-97**	**-376**
Impact of exchange rate fluctuations on cash held	**3**	**-94**
Total increase of cash	**222**	**662**
Cash at the beginning of the period	**582**	**1,125**
Cash at the end of the period	**804**	**1,787**

B4) Condensed Statement of Changes in Equity

In millions of EUR	**Shareholders' Equity (group share)**	Minority Interests
31 December 2000	**4,775**	704
Dividends paid	-130	-7
IFRS adjustments	8	1
Foreign currency translation	-3	1
Profit for the first half of 2001	39	11
30 June 2001	**4,689**	710

In millions of EUR	**Shareholders' Equity (group share)**	Minority Interests
31 December 2001	**4,384**	58
Dividends paid	**-98**	-26
Business combination of Usinor / Arbed / Aceralia	**2,957**	1,142
Conversion of bonds using own shares	**124**	-
IFRS adjustments	**51**	-75
Foreign currency translation	**-203**	-143
Profit for the first half of 2002	**34**	14
30 June 2002	**7,249**	970

B5) Notes to the half year consolidated financial statements as at 30 June 2002

Note 1: Overview

Note 2: Accounting policies

Note 3: Presentation of the half year consolidated financial statements - Comparative data.

Note 4: Consolidation scope

Note 5: Business Combination of Aceralia, Arbed and Usinor
Negative goodwill calculation

Note 6: Intangible assets

Note 7: Deferred tax assets

Note 8: Trade and other receivables

Note 9: Shareholders' equity

Note 10: Issue, conversion and refund of bonds

Note 11: Segment financial information

Note 12: Commitments related to the business combination

Note 13: Post balance sheet events

Note 1: *Overview*

Arcelor S.A. is a company incorporated under the Luxembourg law on 8 June 2001 in the context of the project of the business combination of Aceralia, Arbed and Usinor being effective on 28 February 2002.

The half year consolidated financial statements as at 30 June 2002 present the financial position of the company and its subsidiaries (hereafter "the Group"), and the interests of the Group in associated companies.

The Group activity is not significantly affected by seasonality.

The half year consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS"). This implies that the Group makes some estimates and assumptions having an impact on the balance sheet and the income statement of the period. Changes in facts and circumstances may lead the Group to change these estimates.

Note 2: *Accounting policies*

1) Statement of compliance

The half year consolidated financial statements as at 30 June 2002 are prepared in accordance with the International Financial Reporting Standards ("IFRS") adopted by the IASB (International Accounting Standards Board), and especially in accordance with the requirements of IAS 34 regarding interim financial reporting.

The consolidated financial statements of the Group are prepared on the basis of the historical cost methodology with the exception of the following assets and liabilities, which are stated at their fair value: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at fair value in respect of the risk hedged. Certain of the industrial equipment, included under the caption "tangible assets", are recorded at the revalued amount (i.e. their fair value at the revaluation date) less accumulated depreciation and impairment losses.

2) Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has the direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where more than half of the voting rights are held by the Group.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date when control starts until the date when control ends.

Associated companies

Associated companies are companies in which the Group holds a significant influence, but no control, over the financial and operating policies. Significant influence is generally assumed where at least 20% or more of the voting rights are held by the Group.

The financial statements of the associated companies are included in the consolidated financial statements using the equity method, according to which the part of the Group is recorded in the balance sheet for its share into the net assets of the associated company, from the date that significant influence starts until the date that significant influence ends.

Jointly controlled entities

Jointly controlled entities are those enterprises over which the Group holds a joint control of their activities under a contractual agreement.

The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the part of the Group is recorded in the balance sheet for its share into the net assets of the jointly controlled entity, from the date that joint control starts until the date that joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions as well as unrealised gains resulting from intra-group transactions are eliminated when preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are also eliminated unless an impairment is identified.

Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are not eliminated unless an impairment is identified.

3) Presentation of the consolidated financial statements

Consolidated financial statements are prepared in Euro (EUR).

4) Business combinations-goodwill

Any difference between the cost of the acquisition and the acquirer's interest in the fair value of identifiable assets and liabilities is accounted for as goodwill or negative goodwill, and reported as an asset.
Minority interests are recorded using their share of the fair value of the acquired net asset.
Goodwill is amortised over its estimated useful life using the straight-line method. Estimated useful live are 5 years for downstream activities (processing and distribution) and 10 years for upstream activities (hot furnaces, steel production and rolling mills).
Negative goodwill is accounted for as income according to the following conditions:

when negative goodwill is related to identifiable future losses or expenses that are identified in the acquirer's plan and can be measured reliably, negative goodwill is recorded as income when the future losses or expenses are incurred,

when negative goodwill cannot be related to identifiable future losses or expenses, negative goodwill is recorded as income on the basis of the weighted average residual useful life of the acquired depreciable / amortisable assets,

negative goodwill in excess of the fair value of non-monetary assets acquired is recorded immediately in the income statement.

Operations of acquired companies are consolidated starting from their date of acquisition.
Operations of disposed companies are consolidated until their date of disposal.

5) Foreign currency translation

Transactions in foreign currencies

Transactions in foreign currencies are converted to EUR at the foreign exchange rate ruling at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recognised in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate ruling at the date of the transaction. Non-monetary items, which are carried out at fair value denominated in a foreign currency, are reported using the exchange rates that existed when the value was determined.

Financial statements of foreign operations

Assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are converted to EUR at the foreign exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are converted to EUR at the average rate calculated for the period. Foreign exchange differences arising on conversion are recognised directly in equity.

6) Intangible assets

Research and development

Expenditure on research activities, undertaken in view of acquiring new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.
Expenditure on development activities, whereby research findings are applied to the development or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.
The expenditure capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.
Capitalised development expenditure is stated at cost less accumulated amortisation (see below) and impairment losses.
Other development expenditure is recognised in the income statement when incurred.

Other intangible assets

Other intangible assets, acquired by the Group, are stated at cost less accumulated amortisation (see below) and impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.
Intangible assets other than goodwill mainly include the cost of technologies and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure
Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised as an expense when incurred.

Amortisation
Amortisation is recognised as an expense on a straight-line basis over the estimated useful life of intangible assets.

The estimated useful lives are as follows:

- Patents and trademarks: 5 years
- Capitalised development costs: 5 years

7) Tangible assets

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads.

Certain of the steel industrial installations are further recorded at the revalued amount, which corresponds to their fair value at the revaluation date less accumulated depreciation and impairment losses. The related increase is directly credited to the equity under the caption "revaluation differences"

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items.

Government grants that compensate the Group for the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and credited to the income statement on a straight-line basis over the expected useful live of the asset.

Maintenance and repair costs are recognised as expenses in the period in which they are incurred. The cost of the periodic relining of blast furnaces is capitalised and depreciated over the expected production period.

Subsequent expenditure

The expenditure incurred in replacing or renewing the component of some items of property, plant and equipment, is accounted for as the acquisition of a separate asset and the replaced asset is written off.

Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.

All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of items of property, plant and equipment. Land is not depreciated.

The Usinor tangible assets acquired before 1 January 2001 are depreciated over their useful lives comprised between 12 to 20 years for buildings and industrial installations and between 5 to 12 years for the other tangible assets.

For the other tangible assets, the estimated useful lives are as follows:

	Flat products	Long products and stainless	
		Electric Arc Furnace	Rolling mills
Industrial buildings	25 years	25 years	
Technical installations and machinery			
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		
Cold phase: renovation	12 years		
Cold phase: downstream	12 years		
Other	5 to 20 years		

Leases

Where the Group is a lessee

Leases with respect to significant assets and in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Each lease payment is allocated between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The interest element of the finance cost is charged to the income statement over the lease period.

The depreciation policy of capitalised leased assets is similar to the one applied for owned depreciable tangible assets. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement.

Where the Group is the lessor

When assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease finance income is recognised in the income statement over the lease term so as to reflect a constant rate of interest on the net investment.

Assets leased under operating leases are included in property, plant and equipment in the balance sheet and depreciated over their estimated useful lives on a basis consistent with similar owned assets.

8) Impairment of assets

The carrying amounts of the Group's assets, other than inventories, deferred tax assets, and assets arising from employee benefits, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss
An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in the past years.
An impairment loss recognised for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and subsequent external events have reversed the effect of that event.

9) Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss recognised in the income statement.
Investments with fixed maturity, that the Group has the positive intent and ability to hold to maturity, are included in non-current assets and stated at amortised cost using the effective yield method less impairment losses.
Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss recognised in the income statement.
The fair value of investments held for trading and investments available-for-sale is their quoted bid price at the balance sheet date.

10) Trade and other receivables

Trade and other receivables are stated at cost less allowance for losses.

11) Inventory

Construction work in progress
Construction work in progress is stated at contract cost increased by the related profit recognised to date less provisions for foreseeable losses and progress billings. Cost includes all expenditure directly related to the projects and an allocation of fixed and variable overheads incurred in the Group's contract activities.

Other inventories
Raw materials and supplies are stated at the lower of cost (using either the average cost method or the First In-First Out method) or market value. Finished goods and work in process are stated at the lower of production cost or market value.
Production costs include direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. Market value for raw materials and other inventories is based on the net realisable value, including an allowance for slow moving items when appropriate.

12) Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of less than three months from the acquisition date. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts. In the balance sheet, bank overdrafts are included in the caption "short-term debts". Short-term investments are valued at market value at each period end.

13) Equity

Repurchase of share capital
When share capital is repurchased, the amount of consideration paid, including attributable costs, is recognised as a change in equity. Repurchased / treasury shares are deducted from total shareholders' equity under the caption "treasury shares" until they are cancelled.

Dividends

Dividends are recognised as a liability in the period in which they are declared.

14) Notes convertible into share capital

Notes which are convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15) Interest bearing borrowings

Interest bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between amortised cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

16) Employee benefits

Defined contribution plans
Defined contribution plans are those where companies pay fixed contributions into a separate entity (a fund), and recognise contributions to defined contribution pension plan when an employee has rendered service in exchange for those contributions. Contributions are recognised as an expense in the income statement.

Defined benefit plans
The Group's net obligation in respect of defined benefit pension and healthcare plans is calculated separately for each defined benefit plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. This benefit is discounted to determine the present value and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed annually by a qualified actuary using the projected unit credit method.
When the benefits of a plan change, the portion of the increased benefit relating to past service by employees is calculated as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is immediately recognised in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, it is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan ("corridor policy"). Otherwise, the actuarial gain or loss is not taken into consideration.
Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Termination benefits
The Group recognises an obligation for termination benefits when it is demonstrably committed to either terminate an employee's contract before the normal retirement date or encourages voluntary redundancy (early retirement). It also recognises an obligation for lump-sum payments made, according to the law or custom in each country, on behalf of employees retiring, in consideration of their seniority and their remuneration. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

Work medals
The Group accrues for the commitments related to work medals on an actuarial basis. Employees receive this benefit according to their seniority.

17) Provisions

A provision is accounted for in the balance sheet when the Group has, as a result of a past event, a present obligation (legal or constructive), whose amount can be reliably estimated, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

Technical warranties

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring
A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan, and has raised a valid expectation that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Environment
The Group generally estimates environmental related losses on an individual basis in accordance with applicable legal requirements and performs the best estimate based on available information, provided that available information indicate that the loss is "probable" and "reasonably estimated".

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be received by the Group under the contract are lower than the unavoidable costs for meeting its obligations under it.

18) Trade and other payables

Trade and other payables are stated at cost.

19) Deferred taxes

Deferred taxes are calculated for each taxable entity, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are compensated when authorised by local tax authorities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets can be recognised on companies that have incurred tax losses over the previous periods.

20) Revenue recognition, interest and dividend income

Sale of goods and services
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Construction contracts
As soon as the outcome of a construction contract can be estimated on a reliable manner, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contact. The stage of completion is assessed according to the work performed.

Expected losses on a contract are recognised immediately in the income statement.

Interest and dividend income
Interest income is recognised in the income statement on a prorata basis, taking into account the effective yield rate.

Dividend income is recognised in the income statement at the date that the General Meeting approves them.

21) Financial risk management

Derivative financial instruments
The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts, to hedge its exposure to foreign exchange and interest rate risks arising from operating, financing and investment activities.
Derivative financial instruments are recognised initially at cost and further restated subsequent to initial recognition at fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.
The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter parties.
The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Hedge of firm commitments and forecasted transactions
When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecasted transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity.

When the firm commitment or forecasted transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.
The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.
When a hedging instrument or hedge relationship is terminated but the hedged transaction still is expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Hedge of recognised assets and liabilities
Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.
The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in foreign operation
Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Where the hedging instrument is not recognised, the related profit or the loss is recognised in the income statement.

22) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group's primary segment is defined as "business segments" while the secondary is "geographical segments".

Note 3: *Presentation of half year consolidated financial statements – Comparative data*

In compliance with IAS 22, the business combination of Aceralia, Arbed and Usinor, being effective from 28 February 2002, has been accounted for according to the purchase accounting method. Usinor is identified as the acquirer. According to this principle, the comparative data presented are those deriving from the Usinor consolidated accounts that have been restated according to the accounting policies as adopted by Arcelor.

The Group's income statement for the period from 1 January 2002 to 30 June 2002 comprises two months of the Usinor group's activities and four months of the Arcelor group's activities.

Note 4: *Consolidation scope*

As at 30 June 2002, the consolidation scope of the Arcelor Group comprises Arcelor SA and 488 additional companies consolidated according to the full integration method. Additionally, 163 companies are accounted for under the equity method.

As at 31 December 2001, the consolidation scope is the one of the Usinor group, in accordance with the presentation required under IFRS.

On 28 February 2002, the scope has been extended to all the Aceralia, Arbed and Usinor companies.

Since 28 February 2002, the scope has slightly changed with the exception of the exit of the Cockerill Mechanical Industries company and its subsidiaries, CSI Maintenance, Espace Mobile International and Heurbel, which were sold on 4 April 2002.

Note 5: *Business combination of Aceralia, Arbed and Usinor – Negative goodwill calculation*

The negative goodwill, arising from the business combination of Aceralia, Arbed and Usinor and calculated according to the purchase accounting method is disclosed before any allocation to the fair value of the identifiable acquired assets and liabilities.

The necessary adjustments will be taken into consideration when the analysis of the fair values of Aceralia and Arbed, that are considered as acquired on 28 February 2002 according to IAS 22, will be completed during the second half of 2002. However, based on the present available information, no significant increase in the carrying value of the assets concerned (particularly the tangible assets) is expected.

The fair value of the acquired shares of Aceralia and Arbed has been determined based on the average fair value of the Usinor shares at the date of the combination, this being approximately EUR 14. This average value has been calculated based on the fair values of the Usinor shares from the opening to the closing dates of the Usinor Public Exchange Offer.

The EUR 2,145 million negative goodwill (before its allocation) has been calculated based on the definitive results of the Public Exchange Offers and the historical accounting values of Arbed and Aceralia as at 28 February 2002.

The negative goodwill is amortised over the estimated average useful lives of fixed assets, i.e. over twelve years starting 28 February 2002. The EUR 59 million amortisation for the period from 28 February 2002 to 30 June 2002, is recorded in the income statement under the caption "amortisation of goodwill".

The net book value is disclosed in the balance sheet under the caption "Intangible assets".

Note 6: *Intangible assets*

At the end of the first half of 2002, intangible assets can be analysed as follows (net book value)

In millions of euro	31 December 2001	30 June 2002
Goodwill		
Positive	12	148
Negative	-904	-2,905
Other intangible assets		
Concessions, patents, licences and similar rights	67	94
Other	16	4
Total intangible assets	-809	-2,659

Note 7: *Deferred tax assets*

The EUR 1,621 million deferred tax assets as at 30 June 2002 mainly derive from the prior Usinor tax losses carried forward.

The Group's management intends to confirm the recognition of these deferred tax assets before 31 December 2002 on the basis of 5 years' business plans applicable to the Arcelor group, taking into consideration the impacts of the amalgamation of Aceralia, Arbed and Usinor.

Note 8: *Trade and other receivables*

The caption "Trade receivables" as at 30 June 2002 includes a EUR 1,553 million amount relating to securitisation contracts (EUR 754 million as at 31 December 2001 for Usinor). According to the current provision of IAS 39, these securitised trade receivables cannot be accounted for as disposals and are therefore recognised in the balance sheet. Their financing counterpart is recorded under the caption " Current Liabilities- Interest bearing liabilities".

Note 9: Shareholders' equity

1) Issued capital and share premium

At the end of the Public Exchange Offers, 118,792,739 Aceralia shares (representing 95.03%), 11,559,672 Arbed shares (representing 99.45%) and 245,697,269 Usinor shares (representing 97.58%) have been converted into 528,354,061 Arcelor shares. These shares are added to the 6,450 existing shares issued for the purpose of the incorporation of Arcelor S.A on 8 June 2001.

The contribution of shares in Arcelor S.A's accounts has been determined based on a 14 euro value per share for a total amount of EUR 7,396 million. This contribution is recorded for EUR 2,642 million as issued capital and for EUR 4,755 million as share premium.

2) Dividends paid during the half year period

A EUR 0.40 per share dividend was paid on 17 January 2002 to the previous shareholders of Usinor.

Note 10: Issue, conversion and refund of bonds

1) Conversion of Usinor convertible bonds into Arcelor convertible bonds

At the end of the Public Exchange Offers, 24,680,648 "O.C.E.A.N.E Usinor 2005" (representing 98.72%) and 27,720,876 "O.C.E.A.N.E Usinor 2006" (representing 97.01%) have been converted into Arcelor O.C.E.A.N.E.

2) Issue of new convertible bonds

In June 2002, Arcelor issued convertible bonds for a EUR 750 million nominal amount represented by 38,961,038 bonds. The related maturity date is 2017 with a 3% interest rate.

3) Conversion of bonds into shares

After the Public Exchange Offers ended, certain bonds have been converted into shares. This conversion was carried out by the delivery of own shares.

- "Arbed 3.25% senior convertible note 2004" bonds converted against 8,775,712 Arcelor shares; the remaining non-converted bonds were reimbursed in advance on 27 April 2002;

- "O.C.E.A.N.E Arcelor 2006" bonds converted against 1,300,000 Arcelor shares.

Note 11: *Segment financial information*

Segment information is presented in respect of the group's business segments. The primary segment level is business segments, as based on the Group's analytical and internal reporting structure. This analysis is presented hereafter.

1st Half 2001 *In million of euro, excepting workforce figures*	Flat carbon steels	Long carbon steels	Stainless steels	Distrib., transf., trading	Other activities	Elimi-nations	Total
Revenue	4,693	-	1,811	2,051	201	-670	8,086
Gross operating income	287	-	-84	71	-55	-	219
Acquisition of tangible assets	201	-	66	30	23	-	320
Workforce	32,912	-	13,595	10,540	3,539	-	60,586

1st Half 2002 *In million of euro, excepting workforce figures*	Flat carbon steels	Long Carbon steels	Stainless steels	Distrib., transf., trading	Other activities	Elimi-nations	Total
Revenue	5,524	1,577	2,090	4,203	449	-2,199	11,644
Gross operating income	314	219	101	129	-38	-11	714
Operating result	(A)	(A)	(A)	(A)	(A)	(A)	256
Acquisition of tangible assets	376	69	68	61	14	-	588
Workforce	50,422	17,770	15,706	19,349	3,207	-	106,454

(A) The negative goodwill arising from the business combination being not yet allocated, the operating result has not been allocated to the business segments.

Note 12: *Commitments related to the business combination*

On 21 November 2001, the European Commission authorized the amalgamation instigated by Aceralia, Arbed and Usinor, under the condition that a certain number of steel producing and distribution companies are divested. These divestments correspond to a sales volume of approximately 2 million metric tons of steel.

Note 13: *Post balance sheet events*

In July 2002, Arcelor issued a Public Withdrawal Offer of Usinor Shares (shares and convertible bonds "O.C.E.A.N.E. Usinor 2005" and "O.C.E.A.N.E. Usinor 2006") on the Paris Stock Exchange in exchange for Arcelor shares. At the end of this public offering, 3,351,776 Usinor shares (representing 1.28%), 43,041 "O.C.E.A.N.E. Usinor 2005" (representing 0.18%) and 26,594 "O.C.E.A.N.E Usinor 2006" (representing 0.09%) were exchanged.

Arcelor now holds 98.86% of the Usinor shares, 98.9% of the "O.C.E.A.N.E Usinor 2005" bonds and 97.1% of the "O.C.E.A.N.E Usinor 2006" bonds. Further to the results reached through this operation, Euronext Paris decided to delist the Usinor shares and convertible bonds from the Premier Marché. The Commission des Opérations de Bourse ("COB") has informed Euronext Paris that their opposition right to this decision will not be raised. The Euronext Paris' decision has therefore become effective on 20 August 2002 after the Stock Exchange closed. Since 21 August 2002, the Usinor shares and convertible bonds (O.C.E.A.N.E.) can be negotiated in the compartment of the delisted shares on the regulated markets.

B6) Independent Auditor's Unqualified Review Report on the Half Year Condensed Financial Statements

To the Board of Directors of Arcelor S.A.

We have reviewed the consolidated balance sheet of Arcelor S.A and its subsidiaries (the "Group") as at 30 June 2002, and the related condensed statements of income and cash flows for the period from 1 January 2002 to 30 June 2002, as presented on pages 29 to 49. These half year condensed financial statements are the responsibility of the Board of Directors of Arcelor S.A.. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the financial statements presented on pages 29 to 49 do not give a true and fair view in accordance with International Financial Reporting Standards (« IFRS »), as approved by the International Accounting Standard Board.

Without qualifying our opinion we draw attention to Note 7 to the financial statements. Deferred tax assets of € 1,621 million originate mainly from tax losses carried forward by the Usinor group. The Management of the Group intends to confirm prior to 31 December 2002 the recognition of these deferred tax assets in order to take into account the effects of the business combination between Aceralia, Arbed and Usinor based on the Group's five year business plans.

As noted in Note 5 to the financial statements, the negative goodwill of € 2,145 million recognised in the context of the business combination between Aceralia, Arbed and Usinor as at 28 February 2002, under the purchase accounting method, has not yet been allocated in the half year condensed financial statements to the fair value of the identifiable assets and liabilities acquired, as required by IAS 22.

For comparative purposes, the Group has included financial information as at 31 December 2001 and for the period from 1 January 2001 to 30 June 2001. Comparative figures are those of the Usinor group, restated as to comply with the accounting methods of Arcelor. We have not audited or reviewed this financial information and, accordingly, do not express an opinion on such financial information.

Luxembourg, 30 August 2002

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte

This document is a free translation in English of a French original document related to the half year consolidated financial statements of Arcelor as at 30 June 2002 ("the document"). It has been prepared for information only and should not be relied upon for any other purpose. In the event of any ambiguity or discrepancy within this document, the French original one shall prevail.

Arcelor 2002 Half Year Results
September 2, 2002
Conference call – Q&A analysts

Pascal Spano, Deutsche Bank
Q1 : Level of production in Q2 02 vs Q2 01 after the cutbacks earlier this year ?
Q2 : Savings with regard to iron ore purchases ?

Guy Dollé, CEO
A1 : If we compare our production level year-on-year in the second quarter, we should keep in mind that the strike in Sidmar last year led to significant losses in production. For the first half 2002, our flat carbon steel production decreased by 4% compared to the same period last year.

A2 : Secondly, as regards iron ore, we are more or less, in dollar terms, at -5% compared to the previous year.

Denis Moreau, Cheuvreux
Q1 : What level of production do you expect for flat carbon in Q3 and Q4 2002 compared to last year ?
Q2 : What is your target for this year in terms of working capital reduction ?
Q3 : Has the workforce been reduced in the first half compared to last year ?
Q4 : What is the current scrap price evolution ?

Guy Dollé
A1 : The comparison with last year is not relevant, simply because we relined two of our blast furnaces (Dunkirk and Genk) in H2 2001. Secondly, you have to remember that apparent consumption in the second part of 2001 was extremely low, especially in the fourth quarter. Our steel production should therefore mechanically increase during the second and third quarter this year compared to the same period last year.

However, I insist on the fact that our absolute priority is to increase margins more than volumes and to keep inventories at the lowest level possible, these efforts being aimed at managing our working capital requirements and strengthening our cash generation. It is perfectly clear that should the situation requires it, we would adapt our level of production.

A2 : Our target is to decrease our working capital needs by Eur1bn in two or three years from now, at constant levels of prices and volumes.

A3 : Yes, but it is mainly due to a perimeter effect. As you know, we disposed of Cockerill Mechanical Industry (CMI) and Carsid in the first part of this year: However, we have increased the workforce by 250 people in the stainless pipe business. More generally, the Delta program (Cockerill Sambre) targets a reduction which ranges between 2,000 and 2,500 persons. Over the past six months, this program concerned about 600 people. We have also decreased the workforce in Sidmar and, as you know, we have announced and we have achieved the shutdown of the Biache cold rolling mill at the end of July. Approximately 450 people were concerned.

A4 : The trend was on the upward until the end of July but we have been able to obtain a slight decrease for September and are confident for October as well. Furthermore, we have been able to adjust our selling prices to the increase of scrap price.

Fabrice Théveneau, Société Générale Securities
Q1 : Could you idle production facilities if demand were to weaken, especially early next year and to how much reduction in production would it correspond ?
Q2 : What do you expect in terms of price differential between the US and Europe in the coming months ?

Guy Dollé
A1 : We have decreased our production this year, not using the electric arc furnace (EAF) of Carsid, buying less slabs and also idling two blast furnaces (Dunkirk and Bremen) for a couple of months. So if we have to adjust again our production, we will probably use the same kind of levers. The reduction would be of a few percents. It could be around 120-150 thousand tons per month.

A2 : Unfortunately we're not in a situation where we could reach in Europe the level of prices currently seen in the US. Today, the HRC price in the US is more or less USD 400 per metric ton. We consider that we will be able to achieve approx. Eur300 in the fourth quarter (HRC base price).

Let me remind you that we have announced another Eur20/ton price increase for the first quarter next year. But even after this increase, the gap still remains significant... and it's one of the reasons why nothing will happen regarding consolidation in the US in the next few months.

Sylvain Brunet, Exane
Q1 : Do you have a breakdown of your Return on Capital Employed by division ?
Q2 : Could you clarify and share with us the role you intend to play in Brazil ?
Q3 : Would you consider that Bethlehem Steel's operations at Burns Harbor are still for sale ?

Michel Wurth, Senior Executive VP - CFO
A1 : We are not yet able to answer your question because we have not yet allocated the amount of badwill. This will be done by the end of the year. For the moment, the capital employed in the different sectors are not yet fully stabilized.

More generally, you must remember that we target a 15% RoCE on average over the cycle. Reaching this target means posting annual Ebit levels of approx. Eur2.2 to Eur2.5 billion. You realize today how far we are from these levels and, on our side, we perfectly know how much work remains to be accomplished.

Guy Dollé
A2 : Regarding Brazil, I had mentioned well before the merger between CSN and Corus that there would be some consolidation one day. And after the merger I keep thinking that further consolidation in Brazil can be valuable for all parties. But contrary to recent news read in various newspapers, there is no discussion between our subsidiaries in Brazil and Usiminas.

A3 : As far as the US is concerned, talks with Bethlehem have been put to an end. We recognize we were interested in any type of non-cash transaction. But Mr. Miller told us he wanted to discuss first with his unions about legacy costs. He looks now to have in mind a cash transaction, a requirement which does not match our financial priorities like reducing debt. In such a case we are much less interested by Burns Harbor than we were a couple of months ago. I keep saying, however, that we still have in mind to be, one day, in the US.

Edward Maravanyka, Goldman Sachs
Q1 : Could you please quantify the impact of the recent stock market decline on your pension scheme, and could you please give an indication of the percentage split between equities, bonds and cash ?
Q2 : What level of capex is sustainable in the medium term ? share of maintenance capex and expansion capex ?

Michel Wurth
A1 : There is no impact, because the pension provisions we have in our balance sheet are mainly pension schemes similar to the ones you have in Germany, where the counterpart in the balance sheet is the sum of the general assets of your company.

A2 : Our capex amounted to Eur1.65 billion last year. We had initially a similar budget for this year, but we have decided to reduce this amount to approx Eur1.5 bn. In the medium term, we should be around Eur1.3bn.

Guy Dollé
A2 : We have three kind of capex : maintenance, cost improvement and growth. Maintenance capex represent more or less Eur600 million.

Francis Condon, ABN-Amro
Q1 : You quoted the number of Eur63 million as synergy benefits in the first half of the year. Is that the absolute saving you made, or the run rate that you achieved by the end of the period ?
Q2 : On capex, can you just give us an update on the two big projects, that of Vega and ALZ ?
Q3 : Implication of starting up ALZ on the rest of your stainless steel business and the closure of L'Ardoise ?
Q4 : About the possibility of closing down another blast furnace by 2005... is there anything more that you can add on that ?
Q5 : Broadening of the relationship with Nippon Steel ?

Michel Wurth
A1 : In this case, it's the real absolute cost savings we have done.

Guy Dollé
A2 . ALZ is still expected to start next fall. Vega is supposed to start the second half of next year.

A3 : We have to check that ALZ can produce between 1 and 1.1 million tons p.a. before implementing any decision at L'Ardoise. But the closure of this plant is included in our program of synergy.

A4 : As you know, we announced a few months ago the freezing of all investments in our upstream continental plants. We are still benchmarking them, but could be ready to announce our decision next year. In terms of execution, we will proceed step by step between 2004 and 2006.

A5 : We made a review of our programs with Nippon Steel a few months ago. We have launched a certain number of research projects on a three-year basis aimed at improving our offer to the automotive industry (high-strength steels). After one year I think that both parties are pleased with this collaboration. But, of course, we have to wait one or two years more before seeing the first results of this common research and the launch on the market of new steel products.

Furthermore the nature of our alliance is such that the two partners can enter into joint-ventures where interesting opportunities regarding the automotive industry may require specific industrial presence.

Pascal Menges, Oddo Pinatton
Q1 : Cost of synergy ? Will you provision anything in the fourth quarter ?
Q2 : Securitization programs : how was it accounted for prior the new accounting method ?
Q3 : What are your full year expectations in terms of results and gearing ?

Guy Dollé
A1 : The social cost of synergies could be around Eur150 to Eur180 million, depending on the site to be close and the number of people concerned. For this year, there should be no provisions in our accounts.

Michel Wurth
A2 : Concerning securitization programs... Previously, each of the three companies - USINOR, ARBED and ACERALIA - had securitisation programs accounted for off balance sheet. But as it is not a sale of receivables, IAS principles require that Arcelor should add them back into its balance sheet. On the asset side, the receivables line has increased by Eur1.5 billion and on the liabilities side, the short-term financial debt increased by the same amount. These programs represent a cheap financing for the Group. They have no impact on our net financial debt.

A3 : We are confident that we can succeed in paying down debt in the second half of this year. First of all, the business cycle is improving and our effort to reduce working capital requirement is still a priority. We should not see this year any positive impact from the divestments we have to do. Our gearing level should decrease by 300-400 basis points (depending on impact on net equity of foreign exchange uncertainty (EUR/USD/BRL)).

Our results will improve because average selling prices will be higher than in the first half and because costs will continue to decrease. On the other hand, you know that activity is lower in the third quarter, especially in August, and that deliveries in December slow down. Lastly, results in long products will not be as good as they have been in the first half, for monetary reasons (less favorable currency ratio).

Paul McTaggart, Morgan Stanley
Q1 : Stainless business : I wanted to get some sense of whether you have confidence that you will continue to see the business improvement that we have seen in the second quarter?

Q2 : With a number of possible asset sales to be concluded in the months ahead, could you provide some indication of where you think the debt level might be at year-end ?
Q3 : Negative goodwill amortization or write-back contributed about €138 million, I think, at the Ebitda level. Could you confirm what that was at the net income or level ?

Guy Dollé
A1 : Regarding the stainless steel business, we can say that during the first half of the year, prices for long products have been rather low (and we remain cautious for the second half). As far as flat stainless steels are concerned, prices have also been rather low in the US and are just beginning to increase. So I believe that the contribution of the US stainless business will be higher for the rest of the year than it has been in the first half. In Asia, prices are still good, and in Europe, even if we are a little cautious about the fourth quarter, we remain confident because we got orders for October at the prices we had in mind. So, normally, we should not have any negative surprise about results in stainless.

Of course, on the short to medium term, the European situation may be difficult because, as you know, new upstream capacities are coming on stream beginning of next year (Avesta Polarit).

Michel Wurth
A2 : Our debt will continue to decrease. I think that it could reasonably be reduced by another EUR300 million in the second half of this year.

A3 : Negative goodwill depreciation has not impact at all at the Ebitda level and around Eur100 million at net profit level.

Roger Collison, CSFB
Q1 : Timing of the decrease in iron ore costs. As I understand it, the decrease was actually formalized fairly late this year, but presumably will be back-dated to the beginning of the year. I was wondering whether you can explain the accounting treatment of that, whether the full benefit is taken now or whether the benefit will only be accrued from this point ?
Q2 : Section 201 : I was wondering whether you could give us a view on the European situation, whether you expect the European to move in the same direction as the US ?
Q3 : You mentioned a Eur63 million absolute level of cost-savings. I was wondering whether you could provide a run-rate as at the end of the half year period ?

Guy Dollé
A1 : We do not have in our first-half P&L all the discount we got because of inventories. And we don't have either the effects of the stronger euro (vs USD) because of hedging. It will take three or four months to see the effect of a weaker dollar in our costs.

A2 : We exported last year approximately one million tons of flat products. We have in mind today - for flat only - to export around 550-600,000 tons this year.
The position of the European Commission might be very well to decide this month an extension of the safeguard measures (limitation of imports at a very high level, more or less the same as in 2001). During the first six months of 2002, the level of imports into Europe has been less than the quotas allow it, simply because of the currency (Eur) and the prices in Europe. It was indeed much more interesting for the exporters to ship steel products to third countries instead of shipping them to Europe. Safeguard measures helped us avoiding huge increases in imports but they are much less efficient than the decisions taken by Mr. Bush.

Michel Wurth
A3 : In terms of synergies, we have realized Eur63 million of cost savings at the end of the semester, and foresee approximately Eur120 million for the full year. Generally speaking, the total cost savings in the Group amounted to Eur300 million in the first half, of which Eur63 million came from synergies.

Estelle Schwab, CDC-Ixis securities
Q1 : Can you remind me of the net contribution of Brazil in your P&L, and can you split the figures between Belgo Minera, CST... ?
Q2 : Can you give us more details about inventories for flat and stainless in Europe and the USA ? What evolution do you expect ?

Michel Wurth
Net contribution to Arcelor in the first half : CST Eur-22 million, Acesita +4, Acindar -15, Vega do Sul -3 and Belgo +29.

Guy Dollé
I think that at the end of July, inventories (as well for flat carbon as for stainless) were considered as normal in Europe. But as you know, it is usual to wait for mid September to assess the situation. As far as the US is concerned, I do not have much information. Apparent consumption for the moment is considered normal compared to real consumption.

Closing remarks - Guy Dollé
As you understand it, we are confident for the future and especially for the next two quarters, but we remain cautious about the evolution of our markets. We will still prefer margins to volumes. Our integration process is going ahead and follows the pattern we have in mind.

Thank you for joining us. I remind you that we will present our third quarter results next November 15th (press release) and 18th (conference call).

The script of the above mentionned Q&A session between financial analysts and management contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors consumer demand, steel prices, economic conditions and other factors.

Press conference

1st half-year results 2002

Luxembourg, September 3, 2002


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Welcome


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The first 6 months of Arcelor

3 Key Messages

- **First half 2002 results better than expected**
- **Implementation of the Arcelor group consistent with ambitions, notably in terms of integration and synergies**
- **Perspectives for the future: «cautious confidence»**



The creation of Arcelor –
an event that changes steel


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Arcelor Group

2002 Half Year Results


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Production and shipments

(in 1000 t)	1H / 2002	1H / 2001	Δ %
Steel production	22,032	22,421	-2
Shipments			
Flat products	14,150	14,456	-2
Long products	6,114	5,826	+5
Stainless steel	1,283	1,254	+2

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Consolidated profit & loss account (Proforma accounts)

proforma, unaudited (in M EUR)	1H / 2002	1H / 2001 *	Δ %
Revenue	13,705	14,314	-4.3
EBITDA	881	1,215	-27.5
EBIT	341	611	-44.2
Profit before tax	127	435	-70.8
Net profit group share	93	369	-74.8

* Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

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Consolidated profit & loss account (Proforma accounts)

proforma, unaudited (in M EUR)	Q1 / 2002 *	Q2 / 2002*	Δ %
Revenue	6,824	6,881	0.8
EBITDA	301	580	92.7
EBIT	67	274	309.0
Profit before tax	-48	175	464.6
Net profit group share	-22	115	622.7

* Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

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Simplified balance sheet (Proforma accounts)

proforma, unaudited (in M EUR)	30 / 06 / 2002	31 / 12 / 2001 **
Fixed assets	12,365	12,727
Working capital	4,561	4,679
Total	16,926	17,406
Capital and reserves	8,249	8,509
Group Share	7,279	7,312
Provisions *	2,360	2,387
Net financial debt	6,317	6,510
Gearing	0.77	0.77

* Provisions including net deferred tax (assets & liabilities)

** Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002


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Group key figures (Proforma accounts)



Bn EUR
Revenue
40
30
20
10
0
23,47
28,66
27,51
14,31
13,70
1999
2000
2001
1H-01
1H-02
M EUR
EBITDA
4 000
3 000
2 000
1 000
0
1,779
3,487
1,379
1,215
881
1999
2000
2001
1H-01
1H-02



M EUR
EBIT
2 500
1 500
500
-500
696
2,390
-200
611
341
1999
2000
2001
1H-01
1H-02
M EUR
Net financial debt
7000
6000
5000
6,510
6,878
6,317
31/12/2001
31/03/02
30/06/02

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Revenue by business sector and geographical area (Proforma accounts)

Revenue in 1H 2002: 13,705 M EUR

by business sector

Business sector	%
Flat carbon	46.8 %
Long carbon	16.2 %
Stainless steel	16.4 %
DTT	35.5 %
Others	3.5 %
Eliminations	18.4 %
Total	100.0 %

by geographical area

Geographical area	%
European Union	74.5 %
North America	11.8 %
Latin America	5.3 %
Others	8.4 %
Total	100.0 %

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Results by business sector


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Key figures Flat Carbon Steel (Proforma accounts)



Bn EUR
Revenue
15
10
5
0
11,61
13,62
13,57
6,90
6,42
1999
2000
2001
1H-01
1H-02



M EUR
EBITDA
2 500
2 000
1 500
1 000
500
0
826
1 960
570
716
331
1999
2000
2001
1H-01
1H-02



%
Margins
20
15
10
5
0
-5
EBITDA/Revenue
7,1
14,4
4,2
5,2
EBIT/Revenue
2,4
9,9
-0,5
0,3
1999
2000
2001
1H-02



M EUR
EBIT
1,400
900
400
-100
278
1,348
-67
380
20
1999
2000
2001
1H-01
1H-02

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Key figures Long Carbon Steel (Proforma accounts)



Bn EUR
Revenue
5
4
3
2
1
0
3,60
4,23
3,96
2,13
2,23
1999
2000
2001
1H-01
1H-02
M EUR
EBITDA
1 000
750
500
250
0
459
729
595
318
339
1999
2000
2001
1H-01
1H-02



%
Margins
20
15
10
5
0
12,7
17,2
15,0
15,2
EBITDA/Revenue
7,4
11,1
9,3
10,4
EBIT/Revenue
1999
2000
2001
1H-02
M EUR
EBIT
500
400
300
200
100
0
266
469
367
200
231
1999
2000
2001
1H-01
1H-02



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Key figures Stainless Steel (Proforma accounts)



Bn EUR
Revenue
5
4
3
2
1
0
3,51
4,61
4,24
2,23
2,24
1999
2000
2001
1H-01
1H-02
M EUR
EBITDA
600
400
200
0
-200
-400
-600
83
409
-53
12
104
1999
2000
2001
1H-01
1H-02



%
Margins
15
10
5
0
-5
-10
-15
-20
EBITDA/Revenue
2,4
8,9
-1,3
4,6
EBIT/Revenue
-5,9
4,3
-16,0
1,1
1999
2000
2001
1H-02
M EUR
EBIT
200
0
-200
-400
-600
-800
-207
200
-677
-95
25
1999
2000
2001
1H-01
1H-02

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Key figures
Distribution, Transformation, Trading (Proforma accounts)


Bn EUR
Revenue
12
10
8
6
4
2
0
8,08
10,44
9,54
5,02
4,86
1999
2000
2001
1H-01
1H-02


M EUR
EBITDA
500
400
300
200
100
0
413
462
292
157
145
1999
2000
2001
1H-01
1H-02


%
Margins
8
6
4
2
0
EBITDA/Revenue
5,1
4,4
3,1
3,0
4,5
3,7
2,0
2,0
EBIT/Revenue
1999
2000
2001
1H-02


M EUR
EBIT
400
300
200
100
0
366
385
186
102
97
1999
2000
2001
1H-01
1H-02


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Perspectives

- **Economic environment remains stable**
- **But uncertainties continue about the size of the recovery**
- **The realisation of the synergies is in line with the provisions for 2002 and will have a positive impact on the results of the Arcelor group**

Steel markets – Evolution

Steel markets - Evolution

Flat carbon products

- Several price increases accepted by the markets in Europe
- Stabilization of the real consumption
- Steel inventories at normal level
- Shipments to automotive manufacturers are globally stable in 2002
- Perspectives in the consumer sectors more encouraging in the second half 2002



The apparent consumption should increase


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Steel markets - Evolution

Long carbon products

- *Beams:* stable demand in Northern and Southern Europe, but ex-stock deliveries lower than average; stable prices in the North, increases in the South
- *Merchant bars:* quiet business in Northern Europe, slight decrease in consumption in Southern Europe with stable prices in both regions
- *Special profiles:* uncertain activity with prices under pressure
- *Piling sections:* satisfying progress in Europe, business supported by exports; stable respectively increasing prices
- *Re-bars:* gradual recovery in Northern Europe, high level of consumption in Southern Europe; increasing sales prices in both regions
- *Wire rod:* demand higher than offer with increasing sales prices
- *Americas:* hesitating markets in first half-year, but high price level

Perspectives

Europe: constant volumes with a tendancy of increasing prices

Americas: recovery of the demand with increasing prices to compensate the depreciation of the Brazilian real


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Steel markets - Evolution

Stainless steel products

Flat stainless products

- Acceleration of the recovery in the markets in the second quarter 2002, notably in Europe and Asia
- Several price increases in the first half year in Europe; other price increase foreseen in the fourth quarter 2002; slight increase in the USA
- Increase in apparent consumption mainly linked to the reconstitution of the inventories
- Weakening of the Brazilian market

Long stainless products

- Slow recovery of the market



Steel markets –

American duties on steel imports

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Steel markets - American duties on steel imports

- **Imposition of duties of 8-30% by the American government (early March 2002):**
  - Under pressure of US lobbyists, a protectionist answer to the structural crisis in the American steel industry
  - Unilateral measures, in contradiction with the WTO and denounced by the world
  - Rejection of a European proposal judged « reasonable » to tax (2%) steel sales to the USA to finance a restructuring fund aimed at taking in charge the legacy costs (+/- $13 Bn)

- **Reactions of the European Commission supported by the European steel industry:**
  - Implementation of steel imports quotas based on the highest import volumes of the last years in order to avoid the deviation of steel products flows towards the European Union

Steel markets - American duties on steel imports

- **Arcelor exports to the USA in 2001:**
  1 million tons, less than 3% of the production of flat products

- **Impact of the American measures on the exports of the Arcelor group**
  - The budget 2002 had foreseen lower exports to the USA
  - At the end of August 2002, exemptions obtained by Arcelor totalled approx. 40% of the priorities (1 and 2) and 20% of the exportations to the USA
  - Arcelor Long Carbon products are not affected

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Current Arcelor issues


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Arcelor's Priorities

- Ensure customer service to comfort the group's presence
- Give priority to prices over volumes to improve margins
- Reduce group's debt
- Optimise control of working capital
- Exchange best practice and realize synergies
- Realize progress in all sectors
- Reduce purchasing costs taking full advantage of the group's size
- Identify the future overcapacities, adapt the industrial capacities as well as their flexibility to business opportunities and to their development

Arcelor's Priorities

Synergies

- **Situation at the end of June 2002**

Recurrent gains in terms of EBITDA

(general expenses, stainless steel, purchasing, flat carbon products)



M EUR
700
600
500
400
300
200
100
0
22
63
120
300
700
End Q1 2002
End Q2 2002
Forecast 2002
End 2003
End 2006

Results at the end of June 2002 slightly ahead of objective thanks to the improvement of cooperations and to the positive impact of the first measures of centralising particularly in purchasing.

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Arcelor's Priorities

Management

- **Developing shared management methods and values**
- **Implementation of management by objectives («MBO»)**
- **Exchange of 'best practices' and systematic use of benchmarking**
- **Implementation of the European Works Council**



PURSUING THE GROUP'S INTEGRATION


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Arcelor's Priorities

***Disposals** («remedies»)*

- **Finalizing the disposals requested by the European Commission:**
  - 3 types of disposals:
    - Service centers
    - Coating lines in joint-venture, with right of pre-emption for the partners
    - Coating lines 100% owned by Arcelor
  - Negotiations with potential buyers are currently taking place

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Disposals requested by the European Commission

Distribution France / Oxygen cutting France / SSC-France / Iberia:

BAMESA : 49% of Usinor
COFRAFER : 100% of Sidmar

Metallic coating (galvanized and electro-galvanized):

GALMED : 51% of Aceralia + 24,5% of Usinor
SEGAL : 33,33% of Cockerill-Sambre + 33,33% of Sidmar
LUSOSIDER : 50% of Usinor
LDD (galvanizing line) : 100% of Arbed group
BEAUTOR : 100% of Usinor
SOLLAC Lorraine : Strasbourg site
ISP-ARVEDI (galvanizing line) : 40% of Usinor

➔ **Disposals in metallic coated products represent 1.75 M t of which 1.45 M t in galvanized coating**

➔ **Disposals are equally balanced between the companies and the countries**

Arcelor's Priorities

External growth

- **Study the reinforcement of Arcelor's presence in key international markets**
  - North America
  - Eastern Europe
  - Asia
- **Take into account the aim to reinforce the structure of the balance sheet of the group**

Sustainable development - A challenge and an opportunity for Arcelor

- A priority for Arcelor
- Definition and implementation of strategies that integrate the economic, environmental and social factors in the management of the company (People, Planet, Profit)
- Nomination of an Executive VP Sustainable Development



Benefiting from a sustainable policy that is structured and systematic both in terms of economic performance and image

arcelor

Sustainable development - 3 dimensions – 'Triple P'


Financial institutions
Shareholders
Customers and suppliers
Profit
People
Planet
Staff
Neighbourhood - Surroundings
Population - NGO

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Sustainable development - 7 priorities

- Commitment in favour of the environment and of the preservation of scarce resources
- Risk and security management
- Open and responsible dialogue with all partners
- Development of competences based upon shared values in quality and efficiency
- Innovation and synergies to create value and to support sustainable development
- Corporate governance
- Responsible citizenship

Steel serving People



Arcelor, a global reference in Steel


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Attachments


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Key events first half-year 2002 (1)

February 18, 2002:
- First listing of the Arcelor share on the Luxembourg Stock Exchange, Premier Marché Euronext Brussels, Premier Marché Euronext Paris and the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia

March 2002:
- A first stone layed at the Vega do Sul Plant, a processing facility for cold-rolled and galvanized steel sheet located in Sao Francisco do Sul in Brazil
- Inauguration of a new annealing and pickling line for raw material at the Thaïnox Rayong facility in Thailand (stainless steel sector)

April 2002:
- End of the construction works of the Circuit Foil America plant in Quebec (copper foils for the printed circuits industry)
- Nippon Steel Corporation (NSC) and Arcelor jointly confirm that Arcelor will in the future assume all commitments of Usinor in the 'Global Strategic Alliance' (GSA) signed with NSC

Key events first half-year 2002 (2)

April 2002:

- Nippon Steel and Arcelor sign an agreement with the Indian Company Tata Iron Steel (Tisco) that forsees a common technical assistance to Tisco in its relations with the Indian automotive sector
- The Russian steelmaker Severstal and Arcelor start the construction of the galvanizing line Severgal in Cherepovets in the Vologda region north-east of Moscow (products manufactured mainly for the Russian car industry)

May 2002:

- Signature of an agreement between Arcelor and the national and international trade union organisations for the creation and implementation of a European Works Council. Installment took place in July 2002
- Francis Mer has been nominated as Minister of Economy, Finance and Industry in France; Joseph Kinsch therefore is sole Chairman of the Board of Directors of Arcelor

Key events first half-year 2002 (3)

May 2002:

- Launch of the emission of convertible bond for new and/or existing shares for the amount of Eur 650 M likely to be increased to Eur 750 M
- Request for delisting of the Arbed share on the Luxembourg Stock Exchange, the Premier Marché of Euronext Paris, the Premier Marché of Euronext Brussels and the Stock Exchange of Frankfort

June 2002:

- Delivery to the authorities of the French market of a project for a public offer of withdrawal of the Usinor shares and of the Usinor O.C.E.A.N.E. through an exchange for the Arcelor shares and the Arcelor O.C.E.A.N.E. The offer was launched on July 9 and was closed on July 29, 2002.

Key events first half-year 2002 (4)

June 2002:
- Dissolution of the consortium composed by Arcelor, Salzgitter and Thyssen Krupp Stahl, which had submitted an offer to acquire the assets of 4 Polish steel plants. Following the recent developments in the privatisation process of the Polish steel industry, the 3 companies have decided to pursue the studies carried out in common and to act individually in this dossier

August 2002:
- Confirmation of the decision in principle to build a new NTM rolling mill for small and medium sections on the site of ProfilArbed Belval (Luxembourg)

Chronology of an integration (1)

February 19, 2001	:	Announcement of the integration project Aceralia, Arbed, Usinor
June 7 & 12, 2001	:	Signature of the amalgamation agreement
June 18, 2001	:	Notification file submitted to the European Commission
July 19, 2001	:	The Commission completes the first phase of reviewing: green light for the product markets covered by the EC treaty In-depth investigation procedure for the product markets covered by the ECSC treaty
September 28, 2001	:	Receipt of the Commission's statement of objections
October 26, 2001	:	Proposal of remedies transmitted to the Commission
November 21, 2001	:	Decision of the European Commission
November 21, 2001	:	The Boards of Directors of Aceralia, Arbed and Usinor give their approvals to the ratios and to the composition of the future Management Board
December 12, 2001	:	International press conference and disclosure of the name and logo of the new company


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Chronology of an integration (2)

December 24, 2001	:	Opening of the Public Share for Share Offer in Luxembourg, Belgium and France
January 04, 2002	:	Opening of the Public Share for Share Offer in Spain
January 31, 2002	:	Closure of the Public Share for Share Offer in Luxembourg, Belgium and France
February 08, 2002	:	Closure of the Public Share for Share Offer in Spain
February 18, 2002	:	Arcelor shares admitted to listing on stock markets
February 18, 2002	:	Reopening of the Public Share for Share Offer on Arbed and Usinor
March 08, 2002	:	Closing of the offers in Luxembourg, Belgium and France
May 31, 2002	:	Request for delisting of the Arbed share on the Stock Exchange of Luxembourg, the Premier Marché of Euronext Paris, the Premier Marché of Euronext Brussels and the Stock Exchange of Frankfort

Chronology of an integration (3)

June 24, 2002	:	Demand with the authorities of the French market to a public offer of withdrawal of the Usinor shares and Usinor O.C.E.A.N.E. through an exchange for Arcelor shares and Arcelor O.C.E.A.N.E. The objective is to offer the opportunity to withdraw to minority shareholders of Usinor who haven't handed in their shares during the public offer for exchange and this while increasing the liquidity
July 9, 2002	:	Launch of the offer
July 29, 2002	:	Closure of the offer
August 21, 2002	:	Delisting of the Usinor share on the Premier Marché Euronext Paris

After these operations, Arcelor holds ***95.03%*** *of the Aceralia shares,* ***99.43%*** *of the Arbed shares and* ***98.86%*** *of the Usinor shares.*



The Board of Directors

- 18 members (France 5, Luxembourg 5, Spain 4, Belgium 2, Germany 1, Brazil 1)

- The directors appointed by the Shareholders' General Meeting include:

  - 1 Chairman (Joseph Kinsch)

  - 1 Vice-chairman (J.R. Alvarez Rendueles)

  - 3 members representing the personnel

- The Board of Directors is provided with 2 corporate governance committees (nominations and compensation; audit)

- Following the departure of Francis Mer, the Board of Directors has coopted in the meeting of August 30, 2002 Edmond Pachura as Director of the Board of Arcelor

The Management Board



Chairman of the Management Board CEO
Guy Dollé
Purchasing, R&D, IT, e-Commerce, NSC Alliance
Jacques Chabanier
Strategy and planning, M&A, Synergies
Paul Matthys
Finance, Management by objectives
Michel Wurth
Stainless steel
Jean-Yves Gilet
Distribution Processing Trading
Robert Hudry
Long carbon products
Roland Junck
Flat carbon products
Guillermo Ulacia

arcelor

The organisation principles

- The **Management Board** steers the Group according to four major processes:
  - Strategy
  - Progress management
  - Human resources
  - Integration

  The **Corporate** Services support the Management Board in its tasks.

  Corporate fulfils a role of **strategic architect** for the sectors.
- Each **sector** is responsible for:
  - Its results
  - The implementation of the strategy of the Group
  - Its human resources management
  - Synergies between business units
- The **business units**,

  composed of one or more companies, are responsible for:
  - Industrial operations and (subject to the case) their commercial policy
  - The performance of their operational results

arcelor


arcelor

Third Quarter Report 2002

INDEX

ARCELOR
Société anonyme

Registered office:
19, avenue de la Liberté
L-2930 Luxembourg

Trade Register: Luxembourg B 82 454

Capital subscribed and paid up at
30.09.2002: EUR 2.660.636.130
Authorized capital (including subscribed capital):
EUR 5 000 000 000

HIGHLIGHTS

Workplace health and safety figures are very high among Arcelor's core priorities. Despite the Group's sustained efforts at its sites over the past years and the noticeable improvements, a tragic accident occurred on October 22, 2002 at a coking plant at the Cockerill Sambre site in Seraing, Belgium. A violent explosion occurred during a scheduled maintenance operation, killing two people. Twenty-seven others were injured, thirteen seriously. The plant's management immediately centered its efforts on assisting the victims and their families.

Visiting the scene of the disaster, accompanied by Senior Vice-President of the Group's Flat Carbon Steels business, Guillermo Ulacia, Arcelor CEO Guy Dollé expressed his deep sympathies to the injured and to the victims' families and reiterated that "no priority can be pursued at the expense of safety."

An investigation is underway to determine the exact causes of the accident to ensure that no such disaster ever occurs again.

Meeting on August 30, 2002, the Arcelor Board of Directors approved the acquisition of a 96.5-percent stake in Stahlcord Austria AG, which produces steelcord for tire reinforcement. With plants in Austria and Hungary, Stahlcord Austria AG ships about 10,000 metric tons of products each year in Europe and the United States. Trefilarbed Bettembourg, a wholly-owned Arcelor subsidiary, will carry out this transaction, which is due for completion by December 31, 2002. This is a strategic takeover for Trefilarbed, allowing the company to keep pace with the progressive expansion of the main tire manufacturers in Central and Eastern Europe.

In keeping with the disposal commitments given to the European Commission following its creation, Arcelor announced on October 10, 2002, that it had sold Usinor's 49-percent stake in the Spanish service centers group, Bamesa Aceros. 14 percent was sold to the Spanish holding company Armasfi, which already owned 51 percent of Bamesa Aceros, and 35 percent was sold to the Turkish group Borusan. Furthermore, Arcelor has acquired 40 percent of the Bamesa Aceros Turkish subsidiary, Bamesa Çelik.

On October 17, 2002, Erdemir, Turkey's leading steel producer, and Arcelor Packaging International (API) signed an agreement covering their packaging steels businesses. The goal is for the two groups to develop the use of steel in the industrial packaging industry in Turkey and the Near and Middle East through Sollac Ambalaj, Arcelor's service center situated in Gemlik, Turkey. To achieve this, Erdemir is acquiring a 25-percent stake in Sollac Ambalaj and API will provide Erdemir with technical assistance for operation of its packaging steel production facilities.

On October 24, Robert Hudry and Jean-Yves Gilet, Senior Vice-Presidents, inaugurated the U2S service center (Usinor Stal Serwis), which also includes the Ugine&Alz Polska service center, in Bytom, Poland. This investment reflects Arcelor's commitment to consolidate its presence in Central Europe in order to offer customers in the region a new range of products and services. The Group is already established in Poland in several initial processing segments with Arcelor Construction, PAD (CEEC) for long products trading, PUM Polska, IMS and Ugine&Alz. U2S offers semi-finished products (slit strip and sheet) spanning a broad range of hot and cold rolled, galvanized, electrogalvanized, aluminized, precoated and stainless steel products.

GROUP BUSINESS

ECONOMIC ENVIRONMENT

The current global geopolitical situation and the financial crises that have rocked financial markets are affecting the confidence of consumers and industry, leading to a hike in oil prices, the biggest plunge in stock prices seen since the Second World War, a rise in the cost of capital and declining investments. However, despite this accumulation of negative signals, experts are forecasting a progressive upturn in business and growth of around 3 percent next year.

At the end of the third quarter, the U.S. manufacturing sector remained under pressure. Industrial output slipped by 0.3 percent in August and order bookings have not improved. In the non-manufacturing sector, however, the purchasing managers' index picked up in September and consumer confidence, although down, justifies hopes for renewed growth moving forward. Order bookings in industry were on the rise during the first nine months of 2002. Excluding the defense industry, year-on-year orders rose by 5.9 percent.

Thanks to sustained private consumption, which is up by 4.2 percent on an annualized basis, the U.S. economy grew at an annualized rate of 3.1 percent versus the second quarter of 2002. For the fourth quarter, experts forecast slower growth of around 2.7 percent. Growth in Canada is expected to reach 3.4 percent this year.

In Western Europe (euro zone), growth in GDP was very weak during the first half of the year (0.4 percent versus the same period in 2001). Industrial output dropped by 2 percent during the same period and is expected to fall by a further 1.2 percent in the third quarter. However, the majority of experts forecast a slight increase of 1.5 percent for the fourth quarter. The increase in GDP for the year as a whole has been revised downwards to just 0.8 percent. 2003 is expected to see growth of 2.2 percent.

Against a general slowdown in the world economy, the countries of Central and Eastern Europe (CEEC) continue to show relatively robust growth. The Czech Republic and Hungary have posted sustained growth of 3 to 4 percent since 2000, despite the sluggish performance of their Western neighbors. However, Poland is expected to record just 1.5 percent growth in 2002. Despite the enormous progress achieved since the early 1990s, resulting in average annual growth of 5 percent, the Polish economy remains weaker and largely dependent on the EU economy.

Following a sharp drop in the first half of 2002, industrial output in Japan showed a 3-percent rise during the third quarter versus the year-earlier period. Experts forecast accelerated growth of 5 percent for the fourth quarter, attributable mainly to a strong recovery in exports to other Asian countries, especially China (up 38 percent in August versus the third quarter of 2001). However, the domestic economy remains under downward pressure from inadequate growth in disposable household income and consumer spending. Japan's GDP is expected to decline by 1.0 percent this year.

Japan aside, Asian countries are posting sustained growth this year, which is expected to strengthen next year. This expansion is not restricted to the services sector, but is primarily the result of a surge in industrial output.

Growth in Latin America is expected to remain very weak this year. The Brazilian economy will likely expand by only 0.7 percent, while Argentina is expected to see its GDP drop by between 12 and 15 percent. Recent tightening of monetary policy in Mexico is expected to put pressure on growth, with the forecast revised downwards to just 1.5 percent for 2002.

Activity in EU steel customer industries

Annual change (%)	2001	2002(*) 1H	Q3**	Q4**	2002**	2003** Q1**
Automotive	(1.0)	(4.0)	(3.0)	2.0	(2.0)	3.0
Construction	1.0	1.0	0.0	1.0	1.0	2.0
Machine construction	1.0	(2.0)	0.0	2.0	(1.0)	1.0
Engineering equipment	1.5	(5.0)	(4.0)	(1.0)	(4.0)	2.0
Metalworking	0.4	(3.0)	(2.0)	1.0	(2.0)	3.0
Household appliances	(1.0)	(1.5)	(4.0)	(3.0)	(2.0)	4.0

* Change versus year-earlier periods

** Estimates

Sources: Arcelor, Eurofer, economic institutes

Steel Industry Activity

Global crude steel output

In millions of metric tons	9 months 2002 2001	2002(*)	Change 2002/2001
Worldwide (**)	622.4	654.9	5.2%
Western Europe	132.4	131.2	(0.9%)
of which EU	120.6	118.6	(1.6%)
Central and Eastern Europe	22.5	22.1	(1.6%)
Former USSR	74.1	74.2	0.1%
of which Russia	43.3	43.7	0.8%
North and Central America	92.3	92.5	0.2%
of which USA	69.7	69.0	(1.0%)
South America	28.0	30.2	7.7%
of which Brazil	19.9	21.8	9.8%
Asia	248.7	278.5	12.0%
of which: China	104.9	130.5	24.4%
Japan	78.1	79.7	2.1%
Other countries	24.4	26.2	7.2%

(*) IISI estimates

(**) Worldwide = 65 countries surveyed by IISI, or 98 percent of global output

The 5.2-percent increase in global steel output during the first nine months of 2002 versus the year-earlier period is attributed mainly to Asia (where output rose by 12 percent), and especially China, where crude steel output jumped by 24.4 percent. Despite the ongoing economic crisis in South America, crude steel output rose by 7.7 percent, driven by a 9.8-percent increase in Brazil.

According to the latest estimates by Eurofer, apparent consumption of steel in the European Union remained at a constant level during the third quarter of 2002 after falling by close to 5 percent in the first half. Inventory levels did not put downward pressure on demand during the third quarter since they had been revised downwards at the end of last year or even during the first half of 2002 to varying degrees depending

on the country and products concerned. On the whole, current inventory levels have returned to a normal level among both trading outlets and customers. Flat carbon steel shipments by Eurofer producers in the European market recorded an increase of close to 5 percent during the third quarter versus the same period last year, during which shipments were down.

In the second half of the year, real consumption of steel should reach similar levels to those recorded in the second half of 2001. Experts forecast a 2.2-percent improvement for the first quarter of 2003 compared with the weak level recorded in the first quarter of this year. Changes in steel product prices have held back an increase in inventories. New orders rose sharply during the first nine months.

Forecasts are divided regarding the speed of recovery in the U.S. market. The International Iron and Steel Institute (IISI) forecasts that apparent consumption will stagnate this year and will then grow by 4 percent in 2003.

In Central and Southern America, apparent steel consumption should fall only slightly this year (about 5 percent) and 2003 should see renewed growth of 6 percent.

Consumption in Asia continues its upward trend everywhere except Japan.

Prices in 2002 have shown relative improvement. In the flat carbon products market, the emphasis was on price rises rather than on volumes during the fourth quarter. In the United States, despite stagnating apparent consumption, protective measures have resulted in very high prices that are significantly above other market prices. Prices for flat carbon steels increased by more than $30 per metric ton in the third quarter, having jumped by $100 in the second quarter. A similar trend was observed in exports outside of Europe, with increases of $55 in the third quarter after a $35 increase in the second quarter.
Prices rose more moderately for long carbon products, stabilizing during the third quarter.

Basic prices for flat stainless steel products are expected to decline slightly during the fourth quarter in Europe. In Asia, prices and volumes continue to fall. Prices in the United States should stabilize and even drop during the fourth quarter.

The first quarter of 2003 is expected to see a slight rise in prices for flat carbon products and stable prices for flat stainless and long products.

Arcelor Group Consolidated Results

The Board of Directors met on November 15, 2002 under the chairmanship of Joseph Kinsch and reviewed the consolidated accounts for the third quarter of 2002.

After a very difficult first quarter and a clearly better second one, the third quarter is characterized, as in previous years, by a lower activity due to seasonal slowdown effects. However, traditional summer plant stoppings did not prevent the Group from continuing to reduce costs and progress with synergies.

For the third quarter, pro forma consolidated net income was 50 million euro.

Key Figures of the Group

In millions of euro Pro forma unaudited	3rd Quarter 2001	1st Quarter 2002	2nd Quarter 2002	3rd Quarter 2002
Revenue	6,231	6,824	6,881	6,438
EBITDA	390	301	580	511
EBIT	132	67	274	243
Net income Group share	73	(22)	115	50
EPS*	0.15	(0.05)	0.25	0.10

* in euro

Revenue of the Group for the first nine months of 2002 amounted to 20,143 million euro compared to 20,545 million for the first nine months of 2001, or a decrease of 2% on a comparable basis. Group share of net income amounted to 143 million euro compared to 442 million for the same period. It does not fully reflect yet the trend reversal observed during the second and third quarters of 2002 nor the increased efforts of the Group to reduce cost.

Revenue of the Group for the third quarter 2002 was 6,438 million euro compared to 6,231 for the same period of 2001, or a 3% increase on a comparable basis.

Geographical breakdown was as follows: 74% in the EU, 13% in North America, 6% in South America and 7% in the rest of the world.

EBIT amounted to 243 million euro, or 3.8% of net sales, against 132 million or 2.1% of net sales for the same period of 2001.

After financial interest expenses of 128 million euro, contribution from associated companies of 25 million and taxes of 91 million, Group share of net income was 50 million. Increase of fiscal charges for the third quarter is due to currency effects in a brazilian entity not fiscally integrated.

At September 30, 2002, cash generated by operations of 1,261 million euro shows noticeable improvement compared to the situation at June 30, 2002. This evolution reflects the capacity of the Group to keep reducing working capital requirements.

In millions of euro Pro forma unaudited	December 31, 2001	June 30, 2002	September 30, 2002
Shareholders' equity *	8,509	8,249	8,104
Net financial debt	6,510	6,317	6,036
Net financial debt/shareholders' equity **	0.77	0.77	0.74

* including minority interests.

** excluding securitization effect.

At September 30, 2002, net financial debt was 6,036 million euro, or a substantial decrease compared to December 31, 2001 (6,510 million) and to June 30, 2002 (6,317 million).

At September 30, 2002, the net financial debt/shareholders'equity ratio, including minority interests, was 0.74, to be compared with 0.77 at June 30, 2002 and 0.77 at December 31, 2001. Pursuit of debt reduction remains a priority for the Group.

BREAKDOWN OF REVENUE AND EBIT BY SECTOR

In millions of euro Pro forma unaudited	Q3 2001 Revenue	 EBIT	 %	Q1 2002 Revenue	 EBIT	 %	Q2 2002 Revenue	 EBIT	 %	Q3 2002 Revenue	 EBIT	 %
Flat Carbon Steel *	3,093	44	1.4	3,290	(73)	(2.2)	3,490	93	2.7	3,099	98	3.2
Distribution Transformation Trading	2,283	53	2.3	2,224	35	1.6	2,640	62	2.3	2,379	98	4.1
Long Carbon Steel	979	69	7.0	1,086	125	11.5	1,139	106	9.3	1,008	83	8.2
Stainless Steel	935	(33)	(3.5)	1,079	(17)	(1.6)	1,162	42	3.6	992	25	2.5
Other activities	98	(1)	-	254	(1)	-	224	(36)	-	199	(47)	-
Intra group sales	(1,157)	ns	-	(1,109)	ns	-	(1,774)	ns	-	(1,239)	ns	-

* after reintegration of sales of coils and billets to packaging and rail activities

(1H 2001 Flat Carbon Steel net sales = 7,378 million. Intra group sales = -2,821 million)

THIRD-QUARTER 2002 RESULTS FOR ARCELOR GROUP CORE BUSINESSES

FLAT CARBON STEELS

In millions of euro Pro forma unaudited	3rd quarter 2001	3rd quarter 2002
Net sales	3,093	3,099
Operating result (EBIT)	44	98
% of sales	1.4%	3.2%
Shipments ('000 metric tons)	6,300	6,320

Following the depressed levels observed in late 2001, the slight pickup in activity in steel customer industries generated increased demand for steel as from the second quarter of 2002. This recovery is largely due to the rebound in demand in markets outside of Europe, coupled with renewed confidence in European demand.

In the automotive sector, output remained high despite a 3.7-percent fall in the number of new vehicle registrations in Europe during the first nine months of the year compared with the record high level achieved during the same period in 2001. However, activity declined to a lesser degree during the third quarter, recording only a 1.8-percent drop versus third-quarter 2001. This is the result of contrasting changes in activity in domestic markets. In the United Kingdom, the first nine months of the year closed with a 5.1-percent increase versus the year-earlier period. Conversely, Italy, Spain and Austria saw activity shrink significantly by 10.7 percent, 8.4 percent and 6.9 percent, respectively. At the same time, the market shares of the different car manufacturers shifted, with Fiat by far the main loser, posting declining sales despite the launch of new models.

Faced with these uncertainties, Arcelor is maintaining a level of activity comparable with that of 2001, and could even exceed it if fourth-quarter forecasts prove correct.

Investments in capital goods in Europe remained very depressed and are expected to drop by close to 3 percent his year, falling particularly sharply in Germany. Despite continued improvements, demand in export markets failed to give the engineering equipment sector a sufficient boost to enable a recovery in output, which is expected to fall by 4 percent this year. The metalworking sector benefited from a strong upturn driven by sustained consumer demand and a rebound in demand in export markets.

On the whole, the construction sector remained at a satisfactory level, with Germany once again the exception. French construction companies enjoyed a healthy level of orders booked during the year, while efforts to support public spending in Italy and above all the United Kingdom stimulated output. However, activity in the non-residential building sector showed a steady decline during the year, reflecting the fall in investments.

Output in the household appliance sector remained noticeably down in the European market due to the decline in this business in the German and French markets. In contrast, output showed a steady increase in Italy.

Against this backdrop, Arcelor pursued its policy of balancing supply with demand in order to improve its prices and margins. The variation of pro forma revenue between third quarters 2002 and 2001 reveals stability of shipments and average selling prices. Customer mix has evolved showing an increase of shipments to automotive and a decrease to general industry. The downward trend in sales prices to industrial customers has been checked and price increases were seen in the last quarter, bringing prices back in line with third-quarter 2001 levels. Sales prices for the automotive industry remained stable.

Programs to achieve management gains have advanced in line with objectives and very substantial progress has been made versus last year.

LONG CARBON STEELS

In millions of euro Pro forma unaudited	3rd quarter 2001	3rd quarter 2002
Net sales	979	1,008
Operating result (EBIT)	69	83
% of sales	7%	8.2%
Shipments ('000 metric tons)	2,813	2,869

Despite an average drop in sales prices, total sales in the long carbon steels sector were up 3 percent during the third quarter of 2002 versus the year-earlier period. This was due mainly to an increase in volumes.

Over the same period, gross operating income (EBITDA) advanced 13 percent between 2001 and 2002, attributable mainly to good performance from this sector in Brazil. In Europe, the sector suffered from

an increase in raw materials (scrap) prices, together with a fall in sales prices.

Sales increased by 4 percent during the first nine months of 2002 versus the year-earlier period, with average prices higher than last year's, especially for concrete reinforcing bars, wire rod and merchant steels. Shipments rose significantly for concrete reinforcing bars, wire rod and sheet piling.

In Northern Europe, demand for structurals remained stable and inventories reached average levels. As a result, efforts to stabilize prices undertaken by European producers led to an increase in imports from third-party countries.

In Spain and Portugal, apparent consumption has slowed since the summer but imports remain at a high level. This has led to speculative movements to reduce inventory levels.

In merchant bars, business continued to record high levels in terms of both volumes and prices. Demand for concrete reinforcing bars remained very vigorous in Spain, spurred by public sector investments, and should remain high at least until the end of the year. In Northern Europe, however, the market remains difficult.

In sheet pilings, following exceptionally robust activity during the first half of the year, the market returned to a normal level in the second half in Europe.

STAINLESS STEELS

In millions of euro Pro forma unaudited	3rd quarter 2001	3rd quarter 2002
Net sales	935	992
Operating result (EBIT)	(33)	25
% of sales	(3.5%)	2.5%
Shipments ('000 metric tons)	541	537

On the industrial level, transfer of know-how and optimization of capacities at Ugine&Alz continue to advance, realizing significant synergies. Following investments to double its capacity, the Genk plant has increased output as planned.

Improved financial performance for flat and precision rolled products was confirmed thanks to favorable price trends and management gains. Unfavorable market conditions prompted a decline in the financial results of other activities compared with the previous quarter.

In the flat products segment, against a backdrop of ongoing uncertainty, market conditions stabilized on the whole during the third quarter, following the marked improvement recorded during the first part of the year in Europe and Asia.

Basic prices in Europe advanced slightly compared with the second quarter and apparent consumption remained at a good level for a summer period.

In the United States, prices stabilized at a low level after rising in early July in a relatively lackluster market. However, apparent consumption of flat products was up by 13 percent at the end of the third quarter versus the year-earlier period.

In Asia, volumes and prices are down following vigorous growth during the first half.

China's decision to introduce protective measures and the slowdown in its economic growth led to relatively high inventory levels. The market is not expected to recover before the Chinese New Year.

In Brazil, despite very significant rises in the value of the real at the start of the third quarter, a further depreciation pushed prices down again in dollar terms. With the Brazilian market facing ongoing economic and political uncertainties, Acesita's exports grew strongly.

In the long products sector, prices remained under strong pressure in a depressed market. No short-term recovery is expected since customers seek to maintain or reduce their inventories.

The recovery in the precision rolled segment was confirmed with a good level of activity.

In the speciality plates business, demand has been soft since mid-summer.

DISTRIBUTION TRANSFORMATION TRADING

In millions of euro Pro forma unaudited	3rd quarter 2001	3rd quarter 2002
Net sales	2,283	2,379
Operating result (EBIT)	53	98
% of sales	2.3%	4.1%

Given relatively sustained demand, the Distribution, Processing and Trading business deliberately passed on the rise in metal costs, which held down volumes in certain markets. This resulted in lower sales at the end of September, with a total drop of 0.8 percent during the first nine months of

2002 versus the year-earlier period. However, it also led to a marked improvement in results, especially in the second and third quarter.

Excluding the effects of changes in consolidated scope, volumes and prices in almost all business segments posted better results in the third quarter of 2002 versus the year-earlier period.

In the Distribution business, shipments were slightly up on the third quarter of 2001. Prices in Steel Services Centers (SSC), Distribution and Trading continued to rise at the expense of volumes, which are noticeably down versus the second quarter. SSC activity has remained flat since September as customer industries show growing hesitancy.

Long carbon products distribution experienced a decline in business, notably in France and Central and Eastern European countries.

The Trading business experienced a strong improvement versus the start of the year. Though down, shipments remain at a high level, helping to maintain good results.

The packaging steels business confirmed the positive trend recorded in the second quarter in terms of prices and volumes.

In the Construction sector, business levels are identical to the previous year despite the ongoing decline in Germany.

The Tubes segment failed to reproduce the slight improvement recorded in the second quarter.

OUTLOOK

Persistent macroeconomic uncertainties regarding the possibility of an upturn are expected to dominate the economic scene for several months to come. This has resulted in lower levels of activity in steel customer industries than was initially forecast at the start of the year. Recovery scenarios must therefore be treated with precaution.

In 2003, the automotive sector is expected to remain stable in Western Europe, with slight improvements anticipated in the rest of Europe. Combined with an economic recovery, the launch of new car models representing large sales volumes could push up production levels to serve this market.

Activity in the engineering equipment business faced exceptional difficulties in the first three quarters of 2002. Orders are expected to pick up during the fourth quarter but will remain weak. Over the year as a whole, this business is expected to decline by 4 percent. However, a 2-percent upturn is forecasted for 2003 spurred by stronger exports, since renewed investments are unlikely in Europe before the end of next year.

Following an expected 2-percent fall in activity over 2002 as a whole, the household appliance sector should experience growth of 4 percent in 2003.

After a run of several good years, the construction sector could contract in the months ahead. In Southern Europe, activity remains vigorous, but indicators are declining due to the state of the German economy. Confidence indicators are down for this sector.

Inventories among both distribution outlets and customers have reached normal levels and will no longer put downward pressure on demand during the months ahead. However, the current climate affecting the industry is prompting more customers to remain cautious and defer purchasing investments. As a result, no short-term improvement in demand for steel is expected.

The U.S. market should remain weak in the coming months, probably pushing down prices, which have reached very high levels.

In the emerging Asian economies, demand for steel should remain brisk except in Japan, which is expected to continue to post weak demand.

Price levels in most regions apart from the United States should continue to remain satisfactory.

For flat stainless steels, the market is expected to reflect a growing hesitancy among customers in the fourth quarter due to the anticipated decline in alloy surcharge in October and November and economic uncertainties. The short-term outlook remains uncertain given the unfavorable economic climate, but with inventories at a relatively low level, the recently recorded increase in nickel prices could stimulate apparent consumption.

Despite this disappointing business climate, the Group counts on a positive evolution of its results and confirms the pursuit of a rigorous approach in terms of appropriate supply to the bare needs of the market.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION FOR ARCELOR GROUP AS AT SEPTEMBER 30, 2002

INTRODUCTION

The merger of Aceralia, Arbed and Usinor, which became effective on February 28, 2002, has been accounted under the acquisition method. In order to present uniform data and facilitate comparison, management has approved the quarterly publication of pro forma consolidated financial information for the three groups. This unaudited information simulates the cumulative effects of the merger operation that led to the creation of Arcelor for periods prior to February 28, 2002. This information has been prepared in accordance with IFRS international accounting standards as detailed in the half-year financial information published by the group for the period ending June 30, 2002.

1 - KEY PRO FORMA FIGURES

In millions of euro Pro forma unaudited	September 30, 2001 9 months	September 30, 2002 9 months
Revenue	20,545	20,143
Gross operating income (EBITDA)	1,605	1,392
Operating result (EBIT)	743	584
Net profit (Loss) (Group share)	442	143
Earnings per share *	0.92	0.30

* in euro. Treasury shares as at September 30, 2002 are not taken into account.

In millions of euro Pro forma unaudited	December 31, 2001	September 30, 2002
Shareholders'equity including minority interests	8,509	8,104
Net financial debts (NFD)	6,510	6,036
NFD / Shareholders'equity *	76.5%	74.5%

* including minority interests

2 - Evolution in the Arcelor Group Core Businesses as at 30 September 2002

A - Flat Carbon Steels

In millions of euro Pro forma unaudited	September 30, 2001 9 months	September 30, 2002 9 months
Revenue	10,471	9,879
Change		(5.7%)
Gross operating income (EBITDA)	924	595
% of sales	8.8%	6.0%
Shipments (in '000s of metric tons)	20,756	20,553

B - Long Carbon Steels

In millions of euro Pro forma unaudited	September 30, 2001 9 months	September 30, 2002 9 months
Revenue	3,108	3,233
Change		4.0%
Gross operating income (EBITDA)	431	468
% of sales	13.9%	14.5%
Shipments (in '000s of metric tons)	8,637	8,983

C - Stainless Steels

In millions of euro Pro forma unaudited	September 30, 2001 9 months	September 30, 2002 9 months
Revenue	3,162	3,233
Change		2.2%
Gross operating income (EBITDA)	20	165
% of sales	0.6%	5.1%
Shipments (in '000s of metric tons)	1,796	1,817

D - Distribution Transformation Trading

In millions of euro Pro forma unaudited	September 30, 2001 9 months	September 30, 2002 9 months
Revenue	7,299	7,243
Change		(0.8%)
Gross operating income (EBITDA)	233	265
% of sales	3.2%	3.7%

3 - PRO FORMA CONSOLIDATED BALANCE SHEET

ASSETS

In millions of euro Pro forma unaudited	December 31, 2001 (1)	September 30, 2002(1)
NON CURRENT ASSETS		
Intangible assets	(2,838)	(2, 536)
Property plant and equipment	12,397	11,857
Investments under equity method	1,924	1,798
Other investments	504	451
Receivables and other financial assets	829	808
Deferred tax assets	1,529	1,602
TOTAL NON CURRENT ASSETS	14,345	13,980
CURRENT ASSETS		
Inventories	6,699	6,241
Trade receivables	4,911	4,578
Other receivables	1,438	1,562
Cash and cash equivalents	2,177	1,748
TOTAL CURRENT ASSETS	15,225	14,129
TOTAL ASSETS	29,570	28,109

SHAREHOLDERS' EQUITY AND LIABILITIES

In millions of euro Pro forma unaudited	December 31, 2001 (1)	September 30, 2002(1)
Shareholders'equity group share	7,312	7,316
Minority interests	1,197	788
NON CURRENT LIABILITIES		
Interest bearing liabilities	5,053	5,093
Employee benefits	2,108	2 114
Provisions	708	975
Deferred tax liabilities	541	680
Others	159	154
TOTAL NON CURRENT LIABILITIES	8,569	9,016
CURRENT LIABILITIES		
Trade payables	4,171	3,959
Interest bearing liabilities	5,320	4,168
Other amounts payables	2,442	2,599
Provisions	559	263
TOTAL CURRENT LIABILITIES	12,492	10,989
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	29,570	28,109

(1) Balance sheet information is based on a simulated completion of the merger of Aceleralia, Arbed and Usinor as at December 31, 2001. Negative goodwill (before allocation at fair value of identifiable assets and liabilities acquired) was calculated according to the valuation at February 28, 2002 when the merger actually took place. Amortization of goodwill is materialized in the balance sheet and in changes in shareholders' equity for the period.

4 - Pro forma Consolidated Income Statement

In millions of euro Pro forma unaudited (2)	2001 (12 months)	Q1 2001 (3 months)	Q2 2001 (3 months)	Q3 2001 (3 months)	Sept 30 2001 (9 months)	Q1 2002 (3 months)	Q2 2002 (3 months)	Q3 2002 (3 months)	Sept 30 2002 (9 months)
REVENUE	27,512	7,342	6,972	6,231	20,545	6,824	6,881	6,438	20,143
GROSS OPERATING INCOME (EBITDA)	1,379	680	535	390	1,605	301	580	511	1,392
Amortisation and depreciation	(1,656)	(349)	(399)	(330)	(1,078)	(327)	(351)	(332)	(1,010)
Amortisation of goodwill (3)	77	72	72	72	216	93	45	64	202
OPERATING RESULT (EBIT)	(200)	403	208	132	743	67	274	243	584
Net financing costs	(570)	(129)	(136)	(82)	(347)	(90)	(124)	(128)	(342)
Share in the results of equity accounted companies	23	22	1	23	46	(25)	25	25	25
Result of disposal of associated companies	66	66	-	-	66	-	-	-	-
PROFIT (LOSS) BEFORE TAX	(681)	362	73	73	508	(48)	175	140	267
Income tax	317	(70)	35	27	(8)	33	(49)	(91)	(107)
PROFIT (LOSS) AFTER TAX	(364)	292	108	100	500	(15)	126	49	160
Minority Interests	25	(104)	73	(27)	(58)	(7)	(11)	1	(17)
NET PROFIT (LOSS) GROUP SHARE	(339)	188	181	73	442	(22)	115	50	143

(2) The pro forma statement of income was prepared based on a simulated completion of the merger of Aceralia, Arbed and Usinor as at January 1, 2001.

(3) Negative goodwill generated by the merger of Aceralia, Arbed and Usinor (before allocation at fair value of identifiable assets and liabilities acquired) is amortized over 12 years.

5 - Pro forma Consolidated Cash Flow Statement

In millions of euro Pro forma unaudited (4)	Dec. 31, 2001	June 30, 2002	Sept 30, 2002
CASH FLOW FROM OPERATING ACTIVITIES	2,245	682	1,261
Acquisitions of tangible and intangible assets	(1,690)	(701)	(1,076)
Other acquisitions and disposals	(36)	(118)	(11)
CASH FLOW FROM INVESTING ACTIVITIES	(1,726)	(819)	(1,087)
Contribution of shareholders'equity	44	22	22
Dividends paid	(359)	(192)	(192)
Increase / decrease in loans or other financing	304	24	(350)
Others	1	(10)	(16)
CASH FLOW USED IN FINANCING ACTIVITIES	(10)	(156)	(536)
IMPACT OF EXCHANGE RATE	(24)	(97)	(67)
TOTAL INCREASE (DECREASE) OF CASH	485	(390)	(429)
BALANCE AT THE BEGINNING OF THE PERIOD	1,692	2,177	2,177
BALANCE AT THE END OF THE PERIOD	2,177	1,787	1,748

(4) The pro forma statement of changes in cash position was prepared based on a simulated completion of the merger of Aceralia, Arbed and Usinor as at January 1, 2001.

6 - Pro forma Statement of Changes in Equity

In millions of euro Pro forma unaudited	Dec. 31, 2001 Total	Appropriation 2001 and transfer	Own shares	Capital increase	IAS 39 & IAS 32 adjustments	Other IAS adjustments	3rd Q. cumul. result and exchange differences	Sept. 30, 2002 Total
GROUP SHARE								
I. Issued capital	2,642	-	-	18	-	-	-	2,660
II. Share premium	4,755	-	-	34	-	-	-	4,789
III. Own shares	(892)	-	110	-	-	-	-	(782)
IV. Other consolidation reserves	1,290	(437)	-	-	59	4	-	916
V. Foreign currency translation reserves	(144)	-	-	-	-	-	(266)	(410)
VI. Profit (loss) for the period	(339)	339	-	-	-	-	143	143
TOTAL Capital and reserves (Group share)	7,312	(98)	110	52	59	4	(123)	7,316

In millions of euro Pro forma unaudited	Dec. 31, 2001 Total	Appropriation 2001 and transfer	Own shares	Capital increase	IAS 39 & IAS 32 adjustments	Other IAS adjustments	3rd Q. cumul. result and exchange differences	Sept. 30, 2002 Total
MINORITY INTERESTS								
I. Capital and reserves	1,413	(50)	-	-	1	(160)	-	1,204
II. Own shares	(10)	-	1	-	-	-	-	(9)
III. Foreign currency translation	(181)	-	-	-	-	-	(243)	(424)
IV. Profit (loss) for the period	(25)	25	-	-	-	-	17	17
TOTAL Capital and reserves (Minority interests)	1,197	(25)	1	0	1	(160)	(226)	788



ARCELOR
19, avenue de la Liberté
L-2930 Luxembourg (G.-D.)

www.arcelor.com

Corporate Communications
Tel. +352 4792 2360

Investor Relations
Tel. +352 4792 2414

France:
Tel. +33 1 41 25 98 98

Spain:
Tel. +34 902 152 153



Arcelor 19, avenue de la Liberté, L-2930 Luxembourg - R.C. Luxembourg B 82 454 www.arcelor.com

Condensed consolidated income statement

*In accordance with IFRS**

In million of euro	Q1 2002	Q1 2002	*Change*	Q2 2002	Q3 2002	End Q3 2002	End Q3 2002	*Change*
	(3 months)	(3 months)	(3 months)	(3 months)	(3 months)	(9 months)	(9 months)	(9 months)
	PRO FORMA	IFRS		PRO FORMA = IFRS		PRO FORMA	IFRS	
Revenue	**6 824**	**4 763**	*-2 061*	**6 881**	**6 438**	**20 143**	**18 082**	*-2 061*
Gross operating income	**301**	**134**	*-167*	**580**	**511**	**1 392**	**1 225**	*-167*
Amortisation and depreciation	-327	-215	*112*	-351	-332	-1 010	-898	*112*
Amortisation of goodwill	93	63	*-30*	45	64	202	172	*-30*
Operating result	**67**	**-18**	*-85*	**274**	**243**	**584**	**499**	*-85*
Net financing costs	-90	-60	*30*	-124	-128	-342	-312	*30*
Share in the results of equity accounted companies	-25	0	*25*	25	25	25	50	*25*
Income tax	33	0	*-33*	-49	-91	-107	-140	*-33*
Profit after tax	**-15**	**-78**	*-63*	**126**	**49**	**160**	**97**	*-63*
Minority interests	-7	-3	*4*	-11	1	-17	-13	*4*
Net profit Group share	**-22**	**-81**	*-59*	**115**	**50**	**143**	**84**	*-59*

** International Financial Reporting Standards*

arcelor


ARCELOR

Half Year 2002
Results Presentation

September 2, 2002


arcelor

1. Consolidated proforma accounts

arcelor

Consolidated accounts
Introduction

Remarks

Proforma accounts

6 months Arcelor (January to June: Aceralia + ARBED + Usinor)

⇨ Application of the economic continuity principle

Legal accounts : IAS 34 with application of IAS 22(« purchase accounting »)

2 months Usinor (January to February) + 4 months Arcelor (March to June: Aceralia + ARBED + Usinor)

⇨ Application of the IAS accounting principles

Group key figures (Proforma accounts)

M EUR	H1 2001	H1 2002	
Proforma. Unaudited			
Revenue	**14,314**	**13,705**	
EBITDA	**1,215**	**881**	
as % of revenue	*8.5%*	*6.4%*	
EBIT	**611**	**341**	
as % of revenue	*4.3%*	*2.5%*	
Net income, Group share	**369**	**93**	
as % of revenue	*2.6%*	*0.7%*	
EPS in EUR	**0.77**	**0.20**	
	12/31/01	**03/31/02**	**06/30/02**
Gearing	**0.77**	**0.82**	**0.77**

arcelor

Group key figures (Proforma accounts)


bn EUR
Revenue
40
30
20
10
0
23,47
28,66
27,51
14,31
13,70
1999
2000
2001
H1-01
H1-02
M EUR
EBITDA
4 000
3 000
2 000
1 000
0
1 779
3 487
1 379
1 215
881
1999
2000
2001
H1-01
H1-02


%
Margins
14
9
4
-1
7.6
12.2
5.0
6.4
3.0
8.3
-0.7
2.5
1999
2000
2001
H1-02
M EUR
EBIT
2 500
1 500
500
-500
696
2 390
-200
611
341
1999
2000
2001
H1-01
H1-02

arcelor

Breakdown of revenue (Proforma accounts)

1st Half Year 2002

by Geographical area	
EU (15)	74.5%
North America	11.8%
South America	5.3%
Other	8.4%

by Business sector	
Flat carbon steel	46.8%
Long carbon steel	16.2%
Stainless steel	16.4%
DTT	35.5%
Other activities	3.5%
Eliminations	- 18.4%
Total	100%

arcelor

Flat carbon steel (Proforma accounts)

M EUR *Proforma. Unaudited*	H1 2001	H1 2002	Change	Volume/ mix effect	Price effect
Revenue	**6,902**	**6,420**	**- 7%**	**0%**	**- 7%**
EBITDA	**716**	**331**			
as % of revenue	*10.4%*	*5.2%*			
Amortisation & depreciation	- 336	- 311			
– Recurring	- 390	- 374			
– Negative goodwill	+ 54	+ 63			
EBIT	**380**	**20**			
as % of revenue	*5.5%*	*0.3%*			

arcelor

Flat carbon steel (Proforma accounts)


Revenue
bn EUR
15
10
5
0
11,61
13,62
13,57
6,90
6,42
1999
2000
2001
H1-01
H1-02
Margins
%
20
15
10
5
0
-5
7.1
14.4
4.2
5.2
2.4
9.9
-0.5
0.3
1999
2000
2001
H1-02


EBITDA
M EUR
2 500
2 000
1 500
1 000
500
0
826
1 960
570
716
331
1999
2000
2001
H1-01
H1-02
EBIT
M EUR
1 400
900
400
-100
278
1 348
-67
380
20
1999
2000
2001
H1-01
H1-02

arcelor

Long carbon steel (Proforma accounts)

M EUR *Proforma.Unaudited*	H1 2001	H1 2002	Change	Volume/ mix effect	Price effect
Revenue	**2,129**	**2,225**	**5%**	**4%**	**1%**
EBITDA	**318**	**339**			
as % of revenue	*14.9%*	*15.2%*			
Amortisation & depreciation	- 118	- 108			
– Recurring	- 129	- 114			
– Negative goodwill	+ 11	+ 6			
EBIT	**200**	**231**			
as % of revenue	*9.4%*	*10.4%*			

arcelor

Long carbon steel (Proforma accounts)



bn EUR
Revenue
5
4
3
2
1
0
3,60
4,23
3,96
2,13
2,23
1999
2000
2001
H1-01
H1-02
M EUR
EBITDA
1 000
750
500
250
0
459
729
595
318
339
1999
2000
2001
H1-01
H1-02



%
Margins
20
15
10
5
0
12.7
17.2
15.0
15.2
7.4
11.1
9.3
10.4
1999
2000
2001
H1-02
M EUR
EBIT
500
400
300
200
100
0
266
469
367
200
231
1999
2000
2001
H1-01
H1-02

arcelor

Stainless steel (Proforma accounts)

M EUR *Proforma. Unaudited*	H1 2001	H1 2002	Change	Volume/ mix effect	Price effect
Revenue	**2,227**	**2,241**	**1%**	**5%**	**- 4%**
EBITDA	**12**	**104**			
as % of revenue	*0.5%*	*4.6%*			
Amortisation & depreciation	- 107	- 79			
– Recurring	- 121	- 88			
– Negative goodwill	+ 14	+ 9			
EBIT	**- 95**	**25**			
as % of revenue	*- 4.3%*	*1.1%*			

arcelor

Stainless steel (Proforma accounts)



bn EUR
Revenue
5
4
3
2
1
0
3,51
4,61
4,24
2,23
2,24
1999
2000
2001
H1-01
H1-02
M EUR
EBITDA
600
400
200
0
-200
-400
-600
83
409
-53
12
104
1999
2000
2001
H1-01
H1-02



%
Margins
15
10
5
0
-5
-10
-15
-20
2.4
8.9
-1.3
4.6
-5.9
4.3
-16.0
1.1
1999
2000
2001
H1-02
M EUR
EBIT
200
0
-200
-400
-600
-800
-207
200
-677
-95
25
1999
2000
2001
H1-01
H1-02

arcelor

Distribution – Transformation – Trading
(Proforma accounts)

M EUR	H1 2001	H1 2002
Proforma. Unaudited		
Revenue	**5,016**	**4,864**
EBITDA	**157**	**145**
as % of revenue	*3.1%*	*3.0%*
Amortisation & depreciation	- 55	- 48
– Recurring	- 68	- 78
– Negative goodwill	+ 13	+ 30
EBIT	**102**	**97**
as % of revenue	*2.0%*	*2.0%*

arcelor

Distribution - Transformation – Trading
(Proforma accounts)



bn EUR
Revenue
12
10
8
6
4
2
0
8,08
10,44
9,54
5,02
4,86
1999
2000
2001
H1-01
H1-02
M EUR
EBITDA
500
400
300
200
100
0
413
462
292
157
145
1999
2000
2001
H1-01
H1-02



%
Margins
8
6
4
2
0
5.1
4.4
3.1
3.0
4.5
3.7
2.0
2.0
1999
2000
2001
H1-02
M EUR
EBIT
400
300
200
100
0
366
385
186
102
97
1999
2000
2001
H1-01
H1-02

arcelor

Total Group (Proforma accounts)

M EUR	H1 2001	H1 2002
Proforma. Unaudited		
Revenue	**14,314**	**13,705**
EBITDA	**1,215**	**881**
as % of revenue	*8.5%*	*6.4%*
Amortisation & depreciation	- 604	- 540
– Recurring	- 748	- 678
– Negative goodwill	+ 144	+ 138
EBIT	**611**	**341**
as % of revenue	*4.3%*	*2.5%*

arcelor

Consolidated profit & loss account
(Proforma accounts)

M EUR *Proforma. Unaudited*	H1 2001 * *1*	H1 2002 *2*	Change *1/2*
Revenue	**14,314**	**13,705**	**- 609**
EBITDA	**1,215**	**881**	**- 334**
Amortisation & depreciation	- 748	- 678	70
Amortisation of acquisition differences	144	138	-6
EBIT	**611**	**341**	**- 270**
Net financing costs	- 265	- 214	51
Income from associates	23	0	- 23
Result of disposal of associated companies	66		- 66
Profit before tax	**435**	**127**	**- 308**
Income tax	-35	- 16	19
Profit after tax	**400**	**111**	**- 289**
Minority interests	-31	- 18	13
Net profit group share	**369**	**93**	**- 276**

* Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002


arcelor

Simplified balance sheet
(Proforma accounts)

M EUR *Proforma. Unaudited*	12.31.01 **	03.31.02 **	06.30.02
Fixed assets	12,727	12,856	12,365
Working capital	4,679	4,778	4,561
TOTAL	17,406	17,634	16,926
Capital and reserves	8,509	8,353	8,249
- Group share	*7,312*	*7,215*	*7,279*
Provisions *	2,387	2,403	2,360
Net financial debt	6,510	6,878	6,317
Gearing	0.77	0.82	0.77

* Provisions including net deferred tax (assets & liabilities)
** Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

arcelor

Net financial debt
(Proforma accounts)

M EUR *Proforma. Unaudited*	12.31.01 *	03.31.02 *	06.30.02
Interest bearing liabilities, long term	5,053	5,193	5,143
Interest bearing liabilities, short term	5,320	5,658	4,577
Net financing linked to securitisation	- 1,584	- 1,471	- 1,553
Cash and cash equivalents	- 2,177	- 2,443	- 1,787
Revaluation of financial instruments (short term and long term)	- 102	- 59	- 63
Net financial debt	**6,510**	**6,878**	**6,317**

* Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

arcelor

Consolidated balance sheet – Assets
(Proforma accounts)

M EUR	12.31.01	06.30.02	Change
Proforma. Unaudited	** *1*	*2*	*1/2*
NON CURRENT ASSETS	**14,345**	**14,037**	**- 308**
- *Intangible assets*	*- 2,838*	*- 2,629*	*209*
- *Property plant and equipment*	*12,397*	*12,049*	*- 348*
- *Investments under equity method*	*1,924*	*1,781*	*- 143*
- *Other investments*	*504*	*450*	*- 54*
- *Receivables and other financial assets*	*829*	*765*	*- 64*
- *Deferred tax assets*	*1,529*	*1,621*	*92*
CURRENT ASSETS	**15,225**	**14,829**	**- 396**
- *Inventories*	*6,699*	*6,284*	*- 415*
- *Trade receivables* *	*4,911*	*5,182*	*271*
- *Other receivables*	*1,438*	*1,576*	*138*
- *Cash and cash equivalents*	*2,177*	*1,787*	*- 390*
TOTAL ASSETS	**29,570**	**28,866**	**- 704**

* Including securitisation: 2001 (M EUR 1 584), 2002.06 (M EUR 1 553)
** Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

arcelor

Consolidated balance sheet – Liabilities
(Proforma accounts)

M EUR *Proforma. Unaudited*	12.31.01 ** *1*	06.30.02 *2*	Change *1/2*
SHAREHOLDERS' EQUITY GROUP SHARE	**7,312**	**7,279**	**- 33**
MINORITY INTERESTS	**1,197**	**970**	**- 227**
NON CURRENT LIABILITIES	**8,569**	**9,020**	**451**
- Interest bearing liabilities	*5,053*	*5,143*	*90*
- Employee benefits	*2,108*	*2,111*	*3*
- Provisions	*708*	*996*	*288*
- Deferred tax liabilities	*541*	*603*	*62*
- Others	*159*	*167*	*8*
CURRENT LIABILITIES	**12,492**	**11,597**	**- 895**
- Trade payables	*4,171*	*4,265*	*94*
*- Interest bearing liabilities**	*5,320*	*4,577*	*- 743*
- Other amounts payables	*2,442*	*2,484*	*42*
- Provisions	*559*	*271*	*- 288*
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**29,570**	**28,866**	**- 704**

* Including securitisation: 2001 (M EUR 1 584), 2002.06 (M EUR 1 553)

** Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

arcelor

Consolidated cash flow statement
(Proforma accounts)

M EUR *Proforma. Unaudited*	H1 2001 *	H1 2002
Cash flow from operating activities	**1,114**	**682**
Acquisitions of tangible and intangible assets	*- 768*	*- 701*
Other acquisitions and disposals	*- 8*	*- 118*
Cash flow from investing activities	**- 776**	**- 819**
Contribution of shareholders' equity	*6*	*22*
Dividends paid	*- 271*	*- 192*
Increase/decrease in loans or other financing	*257*	*24*
Others	*1*	*- 10*
Cash flow from / (used in) financing activities	**- 7**	**- 156**
Impact of exchange rate	**- 16**	**- 97**
Increase (decrease) of cash	**315**	**- 390**
Balance at the beginning of the period	**1,692**	**2,177**
Balance at the end of the period	**2,007**	**1,787**

* Modified following restatements for accountancy purposes linked to the merger as of February 28, 2002

arcelor

2. Synergies

arcelor

Confirmation of first synergies

⇨ Achievement of first synergies in 2002

⇨ At the end of Q2 2002: EUR 63 mio
Target at the end of 2002: EUR 120 mio

⇨ Breakdown of synergies at the end of Q2 2002:



Commercial and general expenses
2.3%
Stainless
7.4%
Flat carbon steel
47.0%
Purchasing
43.3%

arcelor

Confirmation of first synergies

Main fields of synergies

- **Flat carbon steel**
  CARSID
  e.g. gain of fixed cost from BF plant & savings on BF maintenance

- **Purchasing**
  Scrap, energy, industrial products, iron ore, coal and other raw materials
  e.g. cost savings on electrods due to global purchasing strategy of the Group; organic coating : global purchasing strategy, transfer of volumes between suppliers and implementation of long term contracts with suppliers to develop a stronger partnership

- **Stainless steel**
  Integration of UGINE and ALZ: best practices and optimisation of steel shops by production transfer
  e.g. improvement of the heats of sequence by steel shops specialisation

Synergies are progressing as scheduled

in mio EUR, in terms of EBITDA

- Commercial & general expenses
- Stainless steel
- Purchasing
- Flat carbon steel

800
700
600
500
400
300
200
100
0

63
27
29
Actual end of Q2

120
48
57
2002

300
81
174
2003

700
2006


arcelor

Arcelor 2002, 3rd Quarter Results
November 18, 2002
Conference Call – Q&A analysts

Denis Moreau, Cheuvreux
Q1: Level of net debt decrease in Q4 2002?
Q2: Cost savings at the end of Q3 2002?
Q3: Position of Arcelor regarding asbestos?
Q4: How will you use treasury shares?

Guy Dollé, CEO
A1: Our official target for the end of Q4 2002 is to have a net financial debt of less than €6,000 million. By the end of 2004, we have in mind to reach a gearing ratio of around 50%.

A2: Our initial target for synergies this year was €100 million, but we shall be able to achieve at least €120 million or more, mainly thanks to synergies in procurement and in the Flat Carbon Steel sector.

A3: Let me remind you that we are not producing asbestos products and that we only had asbestos, sometimes, in some parts of our steelshops 20 to 30 years ago when we were casting steel into ingots.

Michel Wurth, Senior Executive Vice President & CFO
A4: The major aim of holding treasury shares is to have a counterpart when it comes to convert convertible bonds. We have three convertible bonds, one of them representing approx. €350 million with a possible conversion price around €14. We hope to be able to call this convertible next year and to serve bondholders with our treasury shares. So treasury shares are not primarily intended to make acquisitions of companies or assets.

Roger Collison, CSFB
Q1: Decrease in debt due to the exposure to the Brazilian Real?
Q2: Do you have asbestos issues in the US?

Michel Wurth, Senior Executive Vice President & CFO
A1: This effect is almost insignificant due to the fact that the debt of Belgo-Mineira is mainly a dollar-denominated debt which is also largely hedged in a dollar asset position.

Guy Dollé, CEO
A1: May I add that the €500 million decrease of working capital requirement is mainly due to management and not to currency and price effects. Indeed, €200 million of currency effect were completely offset by the price increase and some volume increase.

A2: We have in our balance sheet current workers of J&L and not retirees who used to work with J&L before we acquire this company. And as you know, asbestos issues are mainly due to people who worked 20 or 30 years ago in our plants. So we should not have any asbestos issues in the US.

Sylvain Brunet, Exane
Q1: Timing of the restructuring provisions related to the Delta plan?
Q2: Average tax rate for the full year?
Q3: EBITDA target for 2003?

Guy Dollé, CEO
A1: The Delta program provision for Liège, which is also including Carlam, amounts to €180 million and we expect to spend this amount over the next three years. At the end of this year, between 1,000 and 1,200 people will have left Cockerill Sambre due to this program.

Michel Wurth, Senior Executive Vice President & CFO
A2: The difficulties regarding the estimate of our tax rate are related to the fact that we must take into account very different tax environments, having loss-carry forwards in some countries and no tax integration rules in other countries. For that reason, our long-term estimate is an average tax rate over the cycle in the range of 25% to 30%. This year, it will probably be a little bit higher since we reached 40% at the end of September. However, we do not foresee any extraordinary elements in the fourth quarter.

Guy Dollé, CEO
A3: I do believe that we shall have a huge improvement in Flat Carbon Steel due to price effects and cost savings. We expect more or less to be flat in Stainless Steel and DTT thanks to cost control more than to improved market conditions. For the Long Carbon Steel we expect to achieve a small improvement.
It's also clear that in order to achieve our price increases for Flat Carbon Steel, we are decided to decrease our shipments, during the first half of next year at least, and compared to this year, we expect on average to be down between 3% and 4% (around -5% for shipments to general industry and flat shipments to the automotive sector).

Adrian Payne, Macro Capital
Q1: December orders and shipments?

Guy Dollé, CEO
A1: I believe that we shall increase our shipments in Flat Carbon Steel during the fourth quarter compared to the fourth quarter of last year, but the fourth quarter of last year has been terrible, as well for the general industry as for the automotive market. Regarding our other business sectors, we expect a small decrease in Stainless Steel because of hesitating market conditions in Europe. For the Long Carbon Steel sector, we should be more or less in line with the previous year and for DTT we expect a small decrease compared to last year, the final demand being not so good.

Michel Wurth, Senior Executive Vice President & CFO
A1: Let me be cautious and add that the fourth quarter ends on December 15th. Our experience of the previous year shows that some of our customers, managing their year-end working capital requirements – may try to postpone some deliveries to the beginning of next year.

Fernando Bernard, Banesto
Q1: Performance in Q3 2002 of the other businesses?

Michel Wurth, Senior Executive Vice President & CFO
A1: As you know, sector 5 is in term of businesses everything which is not included in the four other core sectors. To simplify, there are two categories of accounts in sector 5.
The first category is our holding activity which mainly relates to the mother company, but also to the three subsidiary holding companies which traditionally had negative contributions. Our target is to try to make a true billing of services rendered to the different parts of the group. The consequence being that cost should be decreased and secondly, remaining results should be distributed to the different companies according to their contributions or the services they ask.
The second category consists mainly in two activities. The first one is a small business of electro-deposited copper foil for the electronic industry with annual sales in the range of €60 to €70 million. This business has been traditionally well performing but is suffering today from the overall telecom crisis. Arcelor is restructuring this business which has no material impact on the results of the group but whose contribution is negative. The second one is a 125-year-old engineering company which has never had negative contribution to the results, but whose positive results are also quite modest. However, this company is useful for marketing some of the technologies developed in the group, particularly blast furnace and direct reduction technologies.

Francis Condon, ABN-Amro
Q1: Proportion of business under contract?
Q2: EBITDA expectations for Stainless Steel in 2003?
Q3: Is the reduction in securitization seasonal?

Guy Dollé, CEO
A1: For the Flat Carbon Steel it is less than 50% of our shipments if we consider tinplate and automotive industry. For the other sectors the proportion is much less and is in the range of 10% to 15%.

A2: There will be soon new capacities coming on stream, mainly in Finland, and I do not anticipate any improvement in the market, nor on the side of prices, nor on the side of volumes in Europe. As far as the US is concerned, the market is also hesitating. That is the reason why I am cautious for Stainless Steel, despite the fact that we shall increase our cost savings and generate synergies from the merger between ALZ and Ugine.

Michel Wurth, Senior Executive Vice President & CFO
A3: It is indeed a seasonal effect. I may add that we are working on the possibility to find other financing means. This would be, for example, a true sale of customer receivables. I will be very pleased to give you more details regarding this financing operation if we can achieve it.

Christian George, Credit Lyonnais Securities
Q1: Can you raise contract prices in a slowing industry?
Q2: Could automotive clients turn to the spot market?

Guy Dollé, CEO
A1: We are considering that the market of the automotive industry will be more or less flat compared to this year, but starting from a very high level in 2001. As far as the steel producers are concerned as well in the US, due to the market conditions and to section 201, as in Japan, price increases for annual contracts with the automotive industry have been achieved. We have been able this year, to achieve two price increases with two major customers and we have to renew at least two major contracts next year. We have started our discussions a few weeks ago and we are very confident that we shall, at least for our hot dip products, be able to achieve very important price increases, which is necessary due to the fact that we have not had any price increases during the last five or eight years.

A2: I think it is impossible to find on the spot market the coated products we are able to deliver to the automotive industry in Europe. Nobody is able to ship from abroad this kind of product.

Sylvain Brunet, Exane
Q1: ROCE target for the Stainless Steel?

Guy Dollé, CEO
A1: Our target for the European flat business is to be able to reach by the end of the year 2005 a 15% ROCE. For other stainless businesses, the target will be difficult to achieve and we shall determine whether they are part of our core business or not.

Closing remarks, Guy Dollé, CEO
I am very confident regarding the fourth quarter of this year. Despite hesitating market conditions (that we should continue to see in the first half of next year), I am confident that we shall be in a position to improve our results thanks to a strong focus on our margin policy and to our cost savings and synergies.

Thank you for joining us. I remind you that we will present our 2002 FY results next February 27th (press release) and 28th (conference).

The script of the above mentionned Q&A session between financial analysts and management contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.


ARCELOR

3rd Quarter 2002
Results Presentation

November 15, 2002


arcelor

Group key figures

M EUR *Proforma. Non audited*	Q3 2001 *(3 months)*	Q3 2002 *(3 months)*
Net sales	**6,231**	**6,438**
EBITDA	**390**	**511**
as % of net sales	*6.3%*	*7.9%*
EBIT	**132**	**243**
as % of net sales	*2.1%*	*3.8%*
Net income, Group share	**73**	**50**
as % of net sales	*1.2%*	*0.8%*
EPS	**0.15**	**0.10**
	12/31/01	**09/30/02**
Gearing	**0.77**	**0.74**

arcelor

Group key figures



Net sales
bn EUR
40
30
20
10
0
23,47
28,66
27,51
20,55
20,14
1999
2000
2001
Q3-01
Q3-02
(9 months)
EBITDA
M EUR
4 000
3 000
2 000
1 000
0
1 779
3 487
1 379
1 605
1 392
1999
2000
2001
Q3-01
Q3-02
(9 months)



Margins
%
14
9
4
-1
EBITDA / Net sales
7,6
12,2
5,0
6,9
EBIT / Net sales
3,0
8,3
-0,7
2,9
1999
2000
2001
Q3-02
(9 months)
EBIT
M EUR
2 500
1 500
500
-500
696
2 390
-200
743
584
1999
2000
2001
Q3-01
Q3-02
(9 months)

arcelor

Breakdown of turnover

by Geographical area

	End H1 2002	**End Q3 2002**
EU (15)	74.5%	**74.3%**
North America	11.8%	**12.3%**
South America	5.3%	**5.4%**
Other	8.4%	**8.0%**

by Business sector

	End H1 2002	**End Q3 2002**
Plats carbone	49.4%	**49.0%**
Longs carbone	16.2%	**16.1%**
Inox	16.4%	**16.1%**
DTT	35.5%	**35.9%**
Autres	3.5%	**3.4%**
Eliminations	-21.0%	**-20.5%**
Total	100.0%	**100.0%**

Flat carbon steel

M EUR *Proforma. Non audited*	Q3 2001 *(3 months)*	Q3 2002 *(3 months)*	Change	Volume/ mix effect	Price effect
Net sales	**3,093**	**3,099**	**+0.2%**	**+0.4%**	**-0.2%**
EBITDA	**208**	**264**			
as % of net sales	*6.7%*	*8.5%*			
Amortisation & depreciation	- 164	- 166			
– Recurring	- 192	- 198			
– Negative goodwill	+ 28	+ 32			
EBIT	**44**	**98**			
as % of net sales	*1.4%*	*3.2%*			

arcelor

Flat carbon steel



bn EUR
Net sales
15
10
5
0
11,61
13,62
13,57
10,47
9,88
1999
2000
2001
Q3-01
Q3-02
(9 months)
M EUR
EBITDA
2 500
2 000
1 500
1 000
500
0
826
1 960
570
924
595
1999
2000
2001
Q3-01
Q3-02
(9 months)



%
Margins
20
15
10
5
0
-5
EBITDA / Net sales
7,1
14,4
4,2
6,0
EBIT / Net sales
2,4
9,9
-0,5
1,2
1999
2000
2001
Q3-02
(9 months)
M EUR
EBIT
1 400
900
400
-100
278
1 348
-67
424
118
1999
2000
2001
Q3-01
Q3-02
(9 months)

arcelor

Long carbon steel

M EUR *Proforma.Non audited*	Q3 2001 *(3 months)*	Q3 2002 *(3 months)*	Change	Volume/ mix effect	Price effect
Net sales	**979**	**1,008**	**+3.0%**	**+3.9%**	**-1.0%**
EBITDA	**113**	**129**			
as % of net sales	*11.5%*	*12.8%*			
Amortisation & depreciation	- 44	- 46			
– Recurring	- 49	- 48			
– Negative goodwill	+ 5	+ 2			
EBIT	**69**	**83**			
as % of net sales	*7.0%*	*8.2%*			

arcelor

Long carbon steel


Net sales
bn EUR
5
4
3
2
1
0
3,60
4,23
3,96
3,11
3,23
1999
2000
2001
Q3-01
Q3-02
(9 months)
Margins
%
20
15
10
5
0
12,7
17,2
15,0
14,5
EBITDA / Net sales
7,4
11,1
9,3
9,7
EBIT / Net sales
1999
2000
2001
Q3-02
(9 months)


EBITDA
M EUR
1 000
750
500
250
0
459
729
595
431
468
1999
2000
2001
Q3-01
Q3-02
(9 months)
EBIT
M EUR
500
400
300
200
100
0
266
469
367
269
314
1999
2000
2001
Q3-01
Q3-02
(9 months)

arcelor

Stainless steel

M EUR *Proforma. Non audited*	Q3 2001 *(3 months)*	Q3 2002 *(3 months)*	Change	Volume/ mix effect	Price effect
Net sales	**935**	**992**	**+6.1%**	**+1.5%**	**+4.5%**
EBITDA	**8**	**61**			
as % of net sales	*0.9%*	*6.1%*			
Amortisation & depreciation	- 41	- 36			
– Recurring	- 48	- 38			
– Negative goodwill	+ 7	+ 2			
EBIT	**- 33**	**25**			
as % of net sales	*- 3.5%*	*2.5%*			

arcelor

Stainless steel



bn EUR
Net sales
5
4
3
2
1
0
3,51
4,61
4,24
3,16
3,23
1999
2000
2001
Q3-01
Q3-02
(9 months)
M EUR
EBITDA
600
400
200
0
-200
-400
-600
83
409
-53
20
165
1999
2000
2001
Q3-01
Q3-02
(9 months)



%
Margins
15
10
5
0
-5
-10
-15
-20
EBITDA / Net sales
2,4
8,9
-1,3
5,1
EBIT / Net sales
-5,9
4,3
-16,0
1,5
1999
2000
2001
Q3-02
(9 months)
M EUR
EBIT
200
0
-200
-400
-600
-800
-207
200
-677
-128
50
1999
2000
2001
Q3-01
Q3-02
(9 months)

arcelor

Distribution – Transformation - Trading

M EUR *Proforma. Non audited*	Q3 2001 *(3 months)*	Q3 2002 *(3 months)*
Net sales	**2,283**	**2,379**
EBITDA	**76**	**120**
as % of net sales	*3.3%*	*5.0%*
Amortisation & depreciation	- 23	- 22
– Recurring	- 30	- 35
– Negative goodwill	+ 7	+ 13
EBIT	**53**	**98**
as % of net sales	*2.3%*	*4.1%*

Distribution - Transformation - Trading



bn EUR
Net sales
12
10
8
6
4
2
0
8,08
10,44
9,54
7,30
7,24
1999
2000
2001
Q3-01
Q3-02
(9 months)
M EUR
EBITDA
500
400
300
200
100
0
413
462
292
233
265
1999
2000
2001
Q3-01
Q3-02
(9 months)



%
Margins
8
6
4
2
0
EBITDA / Net sales
5,1
4,4
3,1
3,7
EBIT / Net sales
4,5
3,7
2,0
2,7
1999
2000
2001
Q3-02
(9 months)
M EUR
EBIT
400
300
200
100
0
366
385
186
155
195
1999
2000
2001
Q3-01
Q3-02
(9 months)

arcelor

Total Group

M EUR *Proforma. Non audited*	Q3 2001 *(3 months)*	Q3 2002 *(3 months)*
Net sales	**6,231**	**6,438**
EBITDA	**390**	**511**
as % of net sales	*6.3%*	*7.9%*
Amortisation & depreciation	- 258	- 268
– Recurring	- 330	- 332
– Negative goodwill	+ 72	+ 64
EBIT	**132**	**243**
as % of net sales	*2.1%*	*3.8%*

arcelor

Consolidated profit & loss account
(Proforma accounts)

M EUR *Proforma. Unaudited*	09.30.01	09.30.02
Revenue	**20,545**	**20,143**
EBITDA	**1,605**	**1,392**
Amortisation & depreciation	- 1,078	- 1,010
Amortisation of acquisition differences	216	202
EBIT	**743**	**584**
Net financing costs	- 347	- 342
Income from associates	46	25
Result of disposal of associated companies	66	-
Profit before tax	**508**	**267**
Income tax	-8	- 107
Profit after tax	**500**	**160**
Minority interests	-58	- 17
Net profit group share	**442**	**143**

arcelor

Simplified balance sheet
(Proforma accounts)

M EUR *Proforma. Unaudited*	**12.31.01**	**09.30.02**
Fixed assets	12,727	12,300
Working capital	4,679	4,270
TOTAL	17,406	16,570
Capital and reserves	8,509	8,104
- Group share	*7,312*	*7,316*
Provisions *	2,387	2,430
Net financial debt	6,510	6,036
Gearing	0.77	0.74

* Provisions including net deferred tax (assets & liabilities)

Net financial debt
(Proforma accounts)

M EUR *Proforma. Unaudited*	**12.31.01**	**06.30.02**	**09.30.02**
Interest bearing liabilities, long term	5,053	5,143	5,093
Interest bearing liabilities, short term	5,320	4,577	4,168
Net financing linked to securitisation	- 1,584	- 1,553	- 1,380
Cash and cash equivalents	- 2,177	- 1,787	- 1,748
Revaluation of financial instruments (short term and long term)	- 102	- 63	- 97
Net financial debt	**6,510**	**6,317**	**6,036**

Consolidated balance sheet – Assets
(Proforma accounts)

M EUR *Proforma. Unaudited*	12.31.01 *1*	09.30.02 *2*	Change *1/2*
NON CURRENT ASSETS	**14,345**	**13,980**	**- 365**
- Intangible assets	*- 2,838*	*- 2,536*	*302*
- Property plant and equipment	*12,397*	*11,857*	*- 540*
- Investments under equity method	*1,924*	*1,798*	*- 126*
- Other investments	*504*	*451*	*- 53*
- Receivables and other financial assets	*829*	*808*	*- 21*
- Deferred tax assets	*1,529*	*1,602*	*73*
CURRENT ASSETS	**15,225**	**14,129**	**- 1,096**
- Inventories	*6,699*	*6,241*	*- 458*
*- Trade receivables **	*4,911*	*4,578*	*- 333*
- Other receivables	*1,438*	*1,562*	*124*
- Cash and cash equivalents	*2,177*	*1,748*	*- 429*
TOTAL ASSETS	**29,570**	**28,109**	**- 1,461**

* Including securitisation: 2001 (M EUR 1 584), 2002.09 (M EUR 1 380)

arcelor

Consolidated balance sheet – Liabilities
(Proforma accounts)

M EUR *Proforma. Unaudited*	12.31.01 *1*	09.30.02 *2*	Change *1/2*
SHAREHOLDERS' EQUITY GROUP SHARE	**7,312**	**7,316**	**4**
MINORITY INTERESTS	**1,197**	**788**	**- 409**
NON CURRENT LIABILITIES	**8,569**	**9,016**	**447**
- Interest bearing liabilities	*5,053*	*5,093*	*40*
- Employee benefits	*2,108*	*2,114*	*6*
- Provisions	*708*	*975*	*267*
- Deferred tax liabilities	*541*	*680*	*139*
- Others	*159*	*154*	*- 5*
CURRENT LIABILITIES	**12,492**	**10,989**	**- 1,503**
- Trade payables	*4,171*	*3,959*	*- 212*
*- Interest bearing liabilities**	*5,320*	*4,168*	*- 1,152*
- Other amounts payables	*2,442*	*2,599*	*157*
- Provisions	*559*	*263*	*- 296*
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**29,570**	**28,109**	**- 1,461**

* Including securitisation: 2001 (M EUR 1 584), 2002.09 (M EUR 1 380)

arcelor

Consolidated cash flow statement
(Proforma accounts)

M EUR *Proforma. Unaudited*	End H1 2002	End Q3 2002
Cash flow from operating activities	**682**	**1,261**
Acquisitions of tangible and intangible assets	*- 701*	*- 1,076*
Other acquisitions and disposals	*- 118*	*- 11*
Cash flow from investing activities	**- 819**	**- 1,087**
Contribution of shareholders' equity	*22*	*22*
Dividends paid	*- 192*	*- 192*
Increase/decrease in loans or other financing	*24*	*- 350*
Others	*- 10*	*- 16*
Cash flow from / (used in) financing activities	**- 156**	**- 536**
Impact of exchange rate	**- 97**	**- 67**
Increase (decrease) of cash	**- 390**	**- 429**
Balance at the beginning of the period	**2,177**	**2,177**
Balance at the end of the period	**1,787**	**1,748**

arcelor

Information Memorandum
Dated 20th February, 2003


ARCELOR FINANCE
Arcelor Group

Addition of
ARCELOR Finance
(a *société en commandite par actions* incorporated
under the laws of the Grand Duchy of Luxembourg)

as principal obligor under the

LUF 2,000,000,000 6.75% Bonds due 2003	EUR 100,000,000 6% Bonds due 22nd February, 2005	LUF 2,500,000,000 5.375% Bonds due 20th December, 2006

of ARBED

and the

LUF 2,000,000,000
5.75% Bonds due
2004
of SIDMAR Finance (Groupe ARBED) S.A.
unconditionally and irrevocably guaranteed by
ARBED

This document has been prepared by ARCELOR Finance, ARBED and SIDMAR Finance (Groupe ARBED) S.A. ("**SIDMAR Finance**") exclusively in connection with the proposed addition of ARCELOR Finance as principal obligor under the LUF 2,000,000,000 6.75% Bonds due 2003, the EUR 100,000,000 6% Bonds due 22nd February, 2005 and the LUF 2,500,000,000 5.375% Bonds due 20th December, 2006 of ARBED (together the "**ARBED Bonds**") and the LUF 2,000,000,000 5.75% Bonds due 2004 of SIDMAR Finance unconditionally and irrevocably guaranteed by ARBED (the "**SIDMAR Finance Bonds**"), ARBED becoming the secondary obligor under the ARBED Bonds and SIDMAR Finance becoming the secondary obligor under the SIDMAR Finance Bonds and certain other changes, all as more fully described herein (the "**Proposed Changes**"). The ARBED Bonds and the SIDMAR Bonds will together be referred to as the "**Bonds**" and each issue will be separately referred to as a "**series of Bonds**".

General meetings of the holders of the Bonds have been convened to be held on 10th March, 2003 (and if any such meeting is not quorate, a second meeting of the relevant series of Bonds will be convened to be held on 31st March, 2003) to deliberate upon the Proposed Changes. If approved by the general meeting of holders of a series of Bonds, the Proposed Changes will be effective in respect of the series of Bonds concerned on the date of such general Bondholders' meeting approving the Proposed Changes.

The Bonds are listed on the Luxembourg Stock Exchange and the listing thereof will not be affected by the Proposed Changes.

This document is for information purposes only.

Each of ARBED, SIDMAR Finance and ARCELOR Finance accepts responsibility for all the information contained in this document, which is material in the context of the Proposed Changes. To the best of the knowledge and belief of each of ARBED, SIDMAR Finance and ARCELOR Finance (each of which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit any material fact likely to affect the import of such information.

This document does not constitute an offer of, or an invitation to purchase, the Bonds and may not be used for the purposes of an offer or solicitation by anyone in any jurisdiction in connection with any such offer or solicitation. The distribution of this document may be restricted by law in certain jurisdictions. None of ARBED, SIDMAR Finance, ARCELOR Finance or any other person represents that this document may be lawfully distributed in compliance with any applicable registration or other requirements in any jurisdiction except Luxembourg, or pursuant to an exemption thereunder, or assume any responsibility for facilitating any such distribution.

The Bonds have not been, and, following the approval of the Proposed Changes, the Bonds will not be, registered under the U.S. Securities Act of 1933 ("**Securities Act**") or with any securities regulatory authority of any State or other jurisdiction of the United States.

No person has been authorised to give any information or to make any representation not contained in, or not consistent with, this document and, if given or made, such information or representation must not be relied upon as having been authorised by ARBED, SIDMAR Finance, ARCELOR Finance or any other person.

Tables of Contents

DOCUMENTS INCORPORATED BY REFERENCE

This document should be read and construed in conjunction with the following documents:

(i) in respect of the LUF 2,000,000,000 6.75% Bonds due 2003 of ARBED, the Information Memorandum dated 11th October, 1996;

(ii) in respect of the EUR 100,000,000 6% Bonds due 22nd February, 2005 of ARBED, the Information Memorandum dated 14th February, 2000;

(iii) in respect of the LUF 2,500,000,000 5.375% Bonds due 20th December, 2006 of ARBED, the Information Memorandum dated 15th May, 1998;

(iv) in respect of the LUF 2,000,000,000 5.75% Bonds due 2004 of SIDMAR Finance, unconditionally and irrevocably guaranteed by ARBED, the Information Memorandum dated 18th August, 1997 (the Information Memoranda referred to in (i), (ii), (iii) and (iv), together the "**Original Offering Circulars**");

(v) the unaudited consolidated financial statements of ARCELOR, which have been the subject of a limited review by the group's auditors, KPMG Audit, as at, and for the six months ended, 30th June 2002 (the "**2002 Semi-Annual Financial Statements**") including comparative unaudited pro forma consolidated financial statements of ARCELOR as at, and for the six months ended, 30th June, 2001 and 2002;

(vi) the unaudited pro forma third quarter consolidated financial information as at, and for the nine month period ended, 30th September, 2001 and 2002 of ARCELOR, as contained in the 2002 third quarter report published by ARCELOR (the "**2002 Third Quarter Report**");

(vii) the audited consolidated financial statements of ACERALIA as at, and for the years ended, 31st December, 2000 and 2001 as set out in its annual reports for the years 2000 and 2001;

(viii) the audited consolidated financial statements of ARBED as at, and for the years ended, 31st December, 2000 and 2001 as set out in its annual reports for the years 2000 and 2001;

(ix) the audited consolidated financial statements of USINOR as at, and for the years ended, 31st December, 2000 and 2001 as set out in its annual reports for the years 2000 and 2001; and

(x) the non-consolidated financial statements of SIDMAR Finance as at, and for the year ended, 31st December, 2001, as set out in its annual report for the year 2001,

each of which shall be deemed to be incorporated in, and to form part of, this document and which shall be deemed to modify or supersede the contents of the Original Offering Circulars to the extent that any information or statement contained in any such document is inconsistent with such contents. The documents listed above are available free of charge at the branches of the Agents as provided in "General Information" below.

ARCELOR expects to publish its year-end results relating to the financial year ending 31st December, 2002 on or about 28th February, 2003. Once published, such year-end results will be deemed to be incorporated in, and to form part of, this document and will be available free of charge at the branches of the Agents as provided in "General Information" below.

DEFINITIONS

ACERALIA:	means ACERALIA CORPORACIÓN SIDERÚRGICA S.A., a *sociedad anónima* incorporated under Spanish law which has its registered office at Residencia La Granda, Gozón (Asturias), Spain.
ARBED:	means ARBED, a *société anonyme* incorporated under Luxembourg law which has its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
ARCELOR:	means ARCELOR, a *société anonyme* incorporated under Luxembourg law which has its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
ARCELOR Finance:	means ARCELOR Finance, a *société en commandite par actions* incorporated under Luxembourg law which has its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
SIDMAR Finance:	means SIDMAR Finance (Groupe ARBED) S.A., a *société anonyme* incorporated under Luxembourg law which has its registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.
USINOR:	means USINOR, a *société anonyme* incorporated under the laws of France which has its registered office at Immeuble La Pacific, 11-13 cours Valmy, La Défense 7, 92070 La Défense Cedex, France.

SELECTED ASPECTS OF THE PROPOSED CHANGES

This section highlights selected issues of relevance. It is qualified by, and needs to be read in conjunction with, the entire Information Memorandum.

Why is the proposal made to add ARCELOR Finance as principal obligor?

Following the successful tender offers on ACERALIA, ARBED and USINOR, the parent of the new Group, ARCELOR, has decided to use ARCELOR Finance as its financing vehicle for debt issuance for the Group. Consequently, most of the existing debt and credit facilities of the Group companies have been or will be moved to ARCELOR Finance. The intention and benefit to the Bondholders is that through ARCELOR Finance they will have access to the assets of the shareholders with unlimited liability in ARCELOR Finance, namely ARCELOR, ACERALIA, ARBED and USINOR (see answer to next question).

Who is ARCELOR Finance?

ARCELOR Finance is a Luxembourg *société en commandite par actions* (a corporate partnership limited by shares) fully owned by the ARCELOR Group and which has two types of shareholders: unlimited shareholders, namely ARCELOR, ACERALIA, ARBED and USINOR, and limited shareholders. Under Luxembourg law the unlimited shareholders are jointly, severally and indefinitely liable for the debts of ARCELOR Finance. This means that creditors of ARCELOR Finance can call on any of ARCELOR, ARBED, ACERALIA and USINOR to meet ARCELOR Finance's obligations in case these are not met by ARCELOR Finance itself.

How do the Proposed Changes impact on my Bonds?

If the Proposed Changes are accepted, ARCELOR Finance will become the principal obligor under the Bonds. The Issuer of the relevant Bonds will however remain liable for all payments in case of default by ARCELOR Finance. In the case of the SIDMAR Finance Bonds, ARBED, as guarantor, will continue to guarantee the obligations of SIDMAR Finance.

In essence, therefore, the Proposed Changes will result in you not having only one debtor, or in case of the SIDMAR Finance Bonds two debtors, but in having ARCELOR Finance as additional debtor, and through the inherent guarantee mechanism in ARCELOR Finance, a recourse to ARCELOR, ACERALIA, ARBED and USINOR.

Will anything change in the payments I receive?

No, payments will continue to be made on the dates and in the amounts set out in the Terms and Conditions of the relevant series of Bonds.

Will the tax status of my Bonds be affected by the Proposed Changes?

Under current tax legislation, the answer is no and your Bonds will therefore not be affected.

Insofar as the currently published proposed EU Directive on the taxation of interest income is concerned, debt instruments issued prior to 1st March, 2001 (which is the case of the Bonds) will not fall under the scope of such Directive. Please see item 7 under "General Information".

Can I continue to trade my Bonds and will they remain listed on the Luxembourg Stock Exchange?

The approval of the Proposed Changes will not affect the listing of the Bonds on the Luxembourg Stock Exchange or the trading of Bonds on or off-exchange. No stamping is required in connection with payments of interest or principal on the Bonds and the stamping of your Bonds is not a condition for you to exercise your rights.

Why is it proposed to increase the cross default amount?

If the Proposed Changes are implemented, Bondholders will have access to the assets of ARCELOR and its three main subsidiaries ACERALIA, ARBED and USINOR. ARCELOR has shareholders' equity (group share) which is approximately 3 times larger than the shareholders' equity (group share) of ARBED. The proposed amount reflects this and is the accepted market threshold for ARCELOR Finance.

Why is it proposed to change the financial information to be made to the Bondholders?

If the Proposed Changes are implemented, Bondholders will have access to the assets and rely on the equity of ARCELOR and its three main subsidiaries, ACERALIA, ARBED and USINOR. The relevant information for Bondholders will then be contained and best reflected in the consolidated accounts of the ARCELOR Group. In addition, the unconsolidated accounts of ARBED and, in the case of the SIDMAR Finance Bonds, of SIDMAR Finance and the unconsolidated accounts of ARCELOR and ARCELOR Finance will be available to Bondholders.

What happens if I do not act?

You can then not participate in the general meeting for the relevant series of Bonds nor express a vote but you will be bound by the decisions taken by such general meeting.

How can I participate or vote in the general meeting?

You can normally give your voting instructions to your bank with which you have deposited your Bonds.
If you physically hold your Bonds, you can deposit them with your bank or with any of the Agents at their respective branches set out in item 8 under "General Information" at the end of this document. Such deposit must occur no later than 10:00 a.m. on Thursday 6th March, 2003 and, in respect of any reconvened meeting, no later than 10:00 a.m. on Thursday 27th March, 2003.

Your bank will normally deliver a blocking certificate with respect to your Bonds. You should receive a copy of such original blocking certificate from your bank which will allow you to attend the general meeting in person. You must also bring your identity papers with you to the general meeting

You can also appoint a proxy to represent you at the general meeting. The proxy must bring a copy of the original blocking certificate and proxy to the general meeting. Your proxy must also bring his/her identity papers to the general meeting.

Your bank can obtain forms of blocking certificates and proxies at the address of any of the Agents or at the telephone numbers set out hereafter.

The original blocking certificates and proxies must be deposited by you or by your bank with any of the Agents at any of their branches set out in item 8 under "General Information" no later than 10:00 a.m. on Thursday 6th March, 2003 and, in respect of any reconvened meeting no later than 10:00 a.m. on Thursday 27th March, 2003.

Further information on how to attend and/or vote at the general meeting can be obtained at the following telephone numbers:

- Banque Générale du Luxembourg:
  telephone: 00 352 42 42 23 56
- Banque et Caisse d'Epargne de l'Etat:
  telephone : 00 352 40 15 44 82
- Dexia Banque Internationale à Luxembourg:
  telephone: 00 352 45 90 42 14

CERTAINS ASPECTS DES *PROPOSED CHANGES*

Cette section contient des explications sur certains aspects des Proposed Changes et doit être lue avec, et interprétée à la lumière de, l'ensemble de cet Information Memorandum.

Pourquoi est-il proposé d'ajouter ARCELOR Finance en qualité de débiteur principal?

A la suite des offres publiques d'achat réussies sur ACERALIA, ARBED et USINOR, la société-mère du nouveau Groupe, ARCELOR, a décidé de faire d'ARCELOR Finance la société de financement du Groupe ARCELOR. En conséquence, la plupart des facilités existantes d'emprunts et de crédits du Groupe ont été ou seront centralisés au sein d'ARCELOR Finance. Cette démarche s'inscrit dans la volonté de donner accès aux obligataires, à travers ARCELOR Finance, aux actifs des actionnaires commandités d'ARCELOR Finance, à savoir ARCELOR, ACERALIA, ARBED et USINOR, ce qui représente un avantage pour les obligataires (voir la réponse à la prochaine question).

Qui est ARCELOR Finance?

ARCELOR Finance est une société luxembourgeoise ayant la forme d'une société en commandite par actions, dont le capital social est détenu à 100% par le Groupe ARCELOR, et qui a deux types d'actionnaires: les actionnaires *commandités*, à savoir ARCELOR, ACERALIA, ARBED et USINOR, et les actionnaires *commanditaires*. En droit luxembourgeois, les actionnaires commandités répondent indéfiniment et solidairement des dettes d'ARCELOR Finance. Ceci veut dire que les créanciers d'ARCELOR Finance peuvent, le cas échéant, se retourner contre ARCELOR, ARBED, ACERALIA ou USINOR pour les obliger à remplir les engagements financiers d'ARCELOR Finance au cas où ces engagements ne seraient pas tenus par ARCELOR Finance.

Comment les Proposed Changes vont-ils affecter mes Obligations?

Si les *Proposed Changes* sont acceptés, ARCELOR Finance deviendra le débiteur principal des Obligations. L'Emetteur des Obligations restera cependant tenu de tous paiements y relatifs dans l'hypothèse où ARCELOR Finance manquerait à ses engagements. En ce qui concerne les Obligations SIDMAR Finance, ARBED, en sa qualité de garant, continuera à garantir les engagements de SIDMAR Finance.

Essentiellement, les *Proposed Changes* auront donc pour conséquence que vous n'aurez plus seulement un seul débiteur, ou deux dans le cas des Obligations SIDMAR Finance, mais un débiteur supplémentaire, à

savoir ARCELOR Finance, et, grâce au mécanisme de garantie inhérent à ARCELOR Finance, vous pourrez, le cas échéant, vous retourner contre ARCELOR, ACERALIA, ARBED et USINOR.

Cela va-t-il affecter les paiements que je reçois?

Non, les paiements vont continuer à être faits aux dates et pour les montants indiqués dans les modalités de votre emprunt.

Le traitement fiscal des mes Obligations va-t-il être affecté par les Proposed Changes?

En vertu de la réglementation fiscale actuelle, la réponse est non, vos Obligations ne seront pas affectées.

En ce qui concerne le projet publié de Directive Européenne concernant l'imposition des revenus de l'épargne, les titres de créance négociables émis avant le 1er mars 2001 (ce qui est le cas des Obligations), ne tombent pas dans le champ d'application de la Directive. Voir point 7 sous « General Information »

Pourrais-je continuer à vendre et acheter des Obligations et continueront-elles à être cotées à la Bourse de Luxembourg?

L'adoption des *Proposed Changes* n'affectera pas la cotation des Obligations en Bourse de Luxembourg ni l'achat et la vente d'Obligations en ou hors bourse. Aucun estampillage n'est requis en relation avec le paiement d'intérêts ou du principal des Obligations et l'estampillage de vos Obligations n'est pas une condition à l'exercice de vos droits.

Pourquoi est-il proposé d'augmenter le montant du seuil de « cross default » (échéance anticipée par ricochet)?

Si les *Proposed Changes* sont approuvés, les Obligataires auront, le cas échéant, accès aux actifs d'ARCELOR et de ses trois principales filiales, ACERALIA, ARBED et USINOR. ARCELOR a des fonds propres (part du Groupe) qui sont approximativement 3 fois plus élevés que les fonds propres (part du groupe) d'ARBED. Le montant proposé reflète ceci et représente le seuil accepté par le marché pour ARCELOR Finance.

Pourquoi est-il proposé de modifier l'information financière (Financial Information) fournie aux Obligataires?

Si les *Proposed Changes* sont adoptés, les Obligataires auront accès aux actifs et pourront se baser sur les fonds propres d'ARCELOR et de ses trois principales filiales, ACERALIA, ARBED et USINOR. L'information pertinente pour les Obligataires sera donc contenue et mieux reflétée dans les comptes consolidés du Groupe ARCELOR. De plus, les comptes non-consolidés d'ARBED et, en ce qui concerne les Obligations SIDMAR Finance, de SIDMAR Finance et les comptes non-consolidés d'ARCELOR et d'ARCELOR Finance seront mis à disposition des Obligataires.

Que se passera-t-il si je ne fais rien?	Vous ne pourrez alors ni participer à l'assemblée générale de votre emprunt, ni voter, mais vous serez quand même tenu par les décisions adoptées par cette assemblée générale.
Comment puis-je participer ou voter aux assemblées ?	Normalement vous pouvez donner vos instructions de vote à la banque auprès de laquelle vous avez déposé vos Obligations. Si vous détenez vos Obligations physiquement, vous pouvez les déposer auprès de votre banque ou de l'un des Agents dans l'une de leurs agences respectives indiquées dans le point 8 sous « General Information » à la fin de ce document. Ce dépôt doit avoir lieu avant 10 heures le jeudi 6 mars 2003 et, dans l'hypothèse d'une reconvocation de l'assemblée générale, avant 10 heures le jeudi 27 mars 2003. En principe, votre banque préparera un certificat de blocage. Vous devriez recevoir de votre banque une copie de ce certificat de blocage qui vous permettra de participer à l'assemblée générale en personne. Vous devrez également apporter vos papiers d'identité à l'assemblée générale. Vous pouvez également designer un mandataire pour vous représenter à l'assemblée générale. Votre mandataire devra apporter une copie de l'original du certificat de blocage et de procuration à l'assemblée générale. Votre mandataire devra aussi apporter ses papiers d'identité à l'assemblée générale. Votre banque peut obtenir les formulaires de certificats de blocage et de procuration auprès de l'un des Agents aux adresses et aux numéros de téléphone indiqués ci-dessous. Les originaux des certificats de blocage et de procuration devront être déposés par vous ou par votre banque auprès de l'un des Agents à l'une de leurs agences indiquées au point 8 sous "General Information" avant 10 heures le jeudi 6 mars 2003 et, dans l'hypothèse d'une reconvocation de l'assemblée, avant 10 heures le jeudi 27 mars 2003.

Des informations supplémentaires pour savoir comment participer et/ou voter aux assemblées générales peuvent être obtenues en appelant les numéros de téléphone suivants :

- Banque Générale du Luxembourg:
  tél: 00 352 42 42 23 56
- Banque et Caisse d'Epargne de l'Etat:
  tél 00 352 4015 44 82
- Dexia Banque Internationale à Luxembourg:
  tél 00 352 45 90 42 14

PROPOSED CHANGES

The LUF 2,000,000,000 6.75% Bonds due 2003 of ARBED were issued on 11th October, 1996 with the benefit of a Fiscal Agency Agreement dated 11th October, 1996 between ARBED, Banque et Caisse d'Epargne de l'Etat, Luxembourg as Fiscal Agent and the other Paying Agents named therein.

The EUR 100,000,000 6% Bonds due 22nd February, 2005 of ARBED were issued on 22nd February, 2000 with the benefit of a Fiscal Agency Agreement dated 14th February, 2002 between ARBED and Banque Générale du Luxembourg S.A. as Fiscal Agent and Principal Paying Agent and the Paying Agents named therein.

The LUF 2,500,000,000 5.375% Bonds due 20th December, 2006 of ARBED were issued on 20th May, 1998 with the benefit of a Fiscal Agency Agreement dated 15th May, 1998 between ARBED, Banque Générale du Luxembourg S.A. as Fiscal Agent and Principal Paying Agent and the Paying Agents named therein.

The LUF 2,000,000,000 5.75% Bonds due 2004 of SIDMAR Finance, unconditionally and irrevocably guaranteed by ARBED, were issued on 22nd August, 1997 with the benefit of a Fiscal Agency Agreement dated 18th August, 1997 between SIDMAR Finance, ARBED, Dexia Banque Internationale à Luxembourg as Fiscal Agent and the other Paying Agents named therein.

Pursuant to a decision of ARCELOR in its capacity as *gérant* of ARCELOR Finance dated 11th February, 2003, a resolution of the board of directors of ARBED dated 7th February, 2003 and, in respect of the SIDMAR Finance Bonds, a resolution of the board of directors of SIDMAR Finance dated 3rd January, 2003, it was decided, subject to the approval by the general meeting of holders of the relevant series of Bonds, to add ARCELOR Finance as principal obligor under the Bonds, with ARBED remaining as secondary obligor under the ARBED Bonds and SIDMAR Finance remaining as secondary obligor under the SIDMAR Finance Bonds, the unconditional and irrevocable guarantee by ARBED of the SIDMAR Finance Bonds not being affected by the above change.

For this purpose a general meeting of holders of each series of Bonds has been convened to be held at 10 am (Luxembourg time) on Monday 10th March, 2003 at the offices of Banque Générale du Luxembourg S.A. at 50, avenue J.F. Kennedy, L-2951 Luxembourg. In case the general meeting of holders of a series of Bonds is not quorate (see below), the relevant general meeting will be reconvened at the same venue at 10 am (Luxembourg time) on Monday 31st March, 2003, at which reconvened meeting no quorum will be required.

The agenda of each meeting of the ARBED Bonds is as follows:

1. Approval by the Bondholders of the addition of Arcelor Finance, a *société en commandite par actions* incorporated under the laws of Luxembourg with registered office at 19, avenue de la Liberté, L-2930 Luxembourg, as principal obligor under the Bonds with the Issuer becoming the secondary obligor thereunder, as more fully described in the Information Memorandum dated 20th February, 2003 produced in connection with the proposals described in this notice (the "**Information Memorandum**") and the amendment of the existing terms and conditions of the Bonds (the "**Original Terms and Conditions**") so as to implement such approval in the form set out in the Information Memorandum;

2. Approval by the Bondholders of further amendments of the Original Terms and Conditions so as to:

   2.1. amend the Condition regarding Events of Default so that the threshold amount for a cross-default is increased to EUR 50,000,000; and

   2.2. amend the Condition regarding Financial Information so that it provides for the annual report of each of Arcelor Finance and the Issuer and the consolidated and non-consolidated annual report

of Arcelor, the parent of the Issuer and Arcelor Finance to be made available to Bondholders free of charge.

The agenda of the meeting of the SIDMAR Finance Bonds is identical to the agenda for the meeting of the ARBED Bonds except for item 2.2., which reads as follows:

2.2. amend the Condition regarding Financial Information so that it provides for the annual report of each of Arcelor Finance, the Issuer and Arbed and the consolidated and non-consolidated annual report of Arcelor, the parent of the Issuer, ARBED and Arcelor Finance to be made available to Bondholders free of charge.

The terms of the resolutions to be considered at each meeting are set out below (see "Resolutions").

RESOLUTIONS

ARBED Bonds

The following are, subject to any prior amendments, the terms of the resolutions which will be proposed for consideration at the meetings of the ARBED Bonds:

FIRST RESOLUTION

The General Meeting agrees to the addition of ARCELOR Finance as principal obligor under the Bonds, with the Issuer becoming the secondary obligor thereunder and agrees to the modification of the existing terms and conditions of the Bonds so as to implement the foregoing approval in the form of the terms and conditions set out in the Information Memorandum dated 20th February 2003 produced to the General Meeting (the "Information Memorandum").

SECOND RESOLUTION

The General Meeting agrees to the amendment of the Condition regarding Events of Default so that the threshold amount for a cross-default is increased to EUR 50,000,000 in the form of the terms and conditions set out in the Information Memorandum.

THIRD RESOLUTION

The General Meeting agrees to the amendment of the Condition regarding Financial Information so that it provides for the annual report of each of ARCELOR Finance and the Issuer and the consolidated and non-consolidated annual report of ARCELOR, the parent of the Issuer and ARCELOR Finance to be made available to Bondholders free of charge in the form of the terms and conditions set out in the Information Memorandum.

SIDMAR Finance Bonds

The terms of the resolutions which will be proposed for consideration at the meeting of the SIDMAR Finance Bonds are identical to those proposed to the holders of the ARBED Bonds except for the Third Resolution which will be as follows:

THIRD RESOLUTION

The General Meeting agrees to the amendment of the Condition regarding Financial Information so that it provides for the annual report of each of ARCELOR Finance, the Issuer and ARBED and the consolidated and non-consolidated annual report of ARCELOR, the parent of the Issuer, ARBED and ARCELOR Finance to be made available to Bondholders free of charge in the form of the terms and conditions set out in the Information Memorandum.

AMENDED TERMS AND CONDITIONS

ARBED

LUF 2,000,000,000 6.75% Bonds due 2003

AMENDED TERMS AND CONDITIONS OF THE BONDS
Effective *[date of approval by Bondholders' meeting]*
(blacklined version)

Principal Amount and Denomination**, Principal Obligor**

The aggregate principal amount of the Bonds is **the equivalent in Euro of** 2,000,000,000 Luxembourg francs~~,~~ ~~legal currency of the Grand Duchy of Luxembourg~~ ("LUF"). The Bonds are issued in bearer form by ARBED S.A. (the "Issuer") and are payable to bearer in the denominations of LUF 50,000 and LUF 250,000. **The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").**

Interest

The Bonds bear interest at the rate of 6.75 per cent. per annum, beginning on 11th October, 1996. Annual interest coupons (the "Coupons"), payable on 11th December of each year, are attached to the Bonds, the first Coupon (long Coupon), with respect to the period from 11th October, 1996 to 11th December, 1997, falling due on 11th December, 1997. The Bonds will cease to bear interest on the date on which they are due to be redeemed unless, upon due presentation, payment of principal thereof is improperly withheld or refused or unless default is otherwise made in respect of such payment. In such event, interest will continue to accrue at the rate stated in the Condition "Interest on Default" hereunder (both before and after judgment in respect of any legal action or proceedings for the recovery thereof) until whichever is the earlier of (i) the day on which all sums due in respect of the relevant Bond up to that day are received by or on behalf of the bearer of the relevant Bond, and (ii) the seventh day after notice is duly given in accordance with "Notices" hereunder to the bearers of Bonds that sufficient funds for such payment have been deposited with the Fiscal Agent (as defined hereunder).

Where interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, on the number of days elapsed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

Redemption

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by **ARCELOR Finance, failing which, by** the Issuer at par at final maturity on 11th December, 2003.

(b) Early redemption in case of change of tax status

See paragraph headed "Tax Status" below.

(c) Purchase

The Issuer, **ARCELOR Finance** or any of ~~its~~ **their respective** subsidiaries **and affiliates** may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto or, insofar as permitted by law, held or resold at the option of the Issuer.

Payment of Interest and Reimbursement of Principal

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices in Luxembourg of the Fiscal Agent (as defined hereafter) or of any of the paying agents, subject to any applicable laws and regulations in effect in the country of payment.

Banque et Caisse d'Epargne de l'Etat, Luxembourg or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent pursuant to the Fiscal Agency Agreement dated 11th October, 1996 **as amended on [ ], 2003 (together** the "Fiscal Agency Agreement") between the Issuer, **ARCELOR Finance,** the Fiscal Agent, Banque de Luxembourg S.A., Banque Générale du Luxembourg S.A., **Dexia** Banque Internationale à Luxembourg S.A., ~~Generale~~ **Fortis** Bank, Brussels and Kredietbank S.A. Luxembourgeoise as paying agents (the "Paying Agents"), copies of which are available at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Condition "Notices" below and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither **ARCELOR Finance, nor** the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

~~The~~ **ARCELOR Finance, failing which, the** Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfilment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day on which banks and foreign exchange markets are open for business both in Luxembourg and in Brussels.

Economic and Monetary Union ("EMU")

Article 109 L paragraph 4 of the Treaty establishing the European Community, amended by the Treaty on European Union effective as of 1 November 1993, provides that:

"At the starting date of the third stage, the Council shall, acting with the unanimity of the Member States without a derogation, on a proposal from the Commission and after consulting the European Central Bank, adopt the conversion rates at which their currencies shall be irrevocably fixed and at which irrevocably fixed rate the ECU shall be substituted for these currencies, and the ECU will become a currency in its own right. This measure shall by itself not modify the external value of the ECU. The Council shall, acting according to the same procedure, also take other measures necessary for the rapid introduction of the ECU as the single currency of those Member States."

Consequently, after the effective date of phase three of the EMU, the repayment of principal and the payment of interest may be effected in ECU in conformity with legal measures undertaken in application of the aforementioned Article.

In December 1995, the European Council of Madrid decided that the name of the single currency will be *Euro*. All references to the ECU will apply to the Euro.

Tax Status

(a) All payments of principal and interest by **ARCELOR Finance or** the Issuer in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, **ARCELOR Finance, failing which,** the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall be not less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date; or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, **ARCELOR Finance or** the Issuer becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Clause, the Bonds may be redeemed at the option of **ARCELOR Finance or** the Issuer, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Clause, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the moneys payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly published in accordance with "Notices" below.

References herein to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Clause.

Status of the Bonds

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ~~the Issuer~~ **ARCELOR Finance** and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ~~the Issuer~~ **ARCELOR Finance**, present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

Negative Pledge

Neither ARCELOR Finance nor the Issuer has created and, ~~S~~**so** long as any Bonds or Coupons remain outstanding, ~~the Issuer~~ **neither of them** will ~~not~~ create or have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any **of its** present or future indebtedness ~~of the Issuer~~ or any of **its** obligation**s** ~~of the Issuer~~ under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer **or ARCELOR Finance** to be, or at any time thereafter the Issuer **or ARCELOR Finance** shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

Events of Default

If any of the following events should occur, the bearer of any Bond may, upon written notice given to **ARCELOR Finance and** the Issuer, through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by **ARCELOR Finance or** the Issuer:

(a) if default is made for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by **ARCELOR Finance or** the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied **by ARCELOR Finance or the Issuer** within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of **ARCELOR Finance or** the Issuer, being indebtedness for borrowed money amounting in aggregate to at least ~~LUF 500,000,000~~ **EUR 50,000,000** or its equivalent in any other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by **ARCELOR Finance or** the Issuer**, as the case may be,** and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by **ARCELOR Finance or** the Issuer in respect of a sum amounting in aggregate to at least ~~LUF 500,000,000~~ **EUR 50,000,000** or its equivalent in any other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that **ARCELOR Finance or** the Issuer**, as the case may be,** contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable.

(d) in the event of a merger, consolidation or other reorganisation of **ARCELOR Finance or** the Issuer with, or a sale or other transfer by **ARCELOR Finance or** the Issuer of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of **ARCELOR Finance or** the Issuer with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby;

(e) if a distress, execution or other process is levied or enforced upon or sued out against all or any material part of the property of **ARCELOR Finance or** the Issuer unless it is removed, discharged or paid out within 30 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of **ARCELOR Finance or** the Issuer and is not paid out in full or discharged within 30 days; or

(f) in the event that **ARCELOR Finance or** the Issuer is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors, or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law, or in the event that any such proceedings are instituted against **ARCELOR Finance or** the Issuer and remain undismissed for a period of 30 days.

Interest on Default

In the event of default by **ARCELOR Finance and** the Issuer in making due provision for the payment of any amount when due, **ARCELOR Finance, failing which,** the Issuer shall to the extent permitted by law, pay interest on such amount at the rate of 7.50 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

Notices

Any notice to holders of Bonds and Coupons shall be validly given if published in the *Luxemburger Wort* (Luxembourg) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the "*Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations*".

Financial Information

As soon as ~~they are~~ available after the close of each fiscal year during the term of the Bonds, **ARCELOR Finance or** the Issuer shall provide the Fiscal Agent with copies of ~~its printed~~ **the** annual reports ~~and accounts~~ for such fiscal year~~. Copies of such annual reports and accounts~~ **of each of ARCELOR Finance, ARCELOR and the Issuer and of the consolidated annual report of the ARCELOR Group. Copies of such documents** will be made available **free of charge** to holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

Prescription

Claims against **ARCELOR Finance or** the Issuer for the payment of principal of the Bonds shall be prescribed 10 years after the due date of the relevant Bonds. Claims against **ARCELOR Finance or** the Issuer for the payment of interest on the Bonds shall be prescribed 5 years after the due date of the relevant Coupons.

Replacement of Bonds and Coupons

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

Representation of the Bondholders

Pursuant to the provisions of the Law of 9th April, 1987 of the Grand Duchy of Luxembourg relating to the representation of Bondholders, amending articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915, one or more bondholder-representative(s) representing the interests of the bondholders vis-à-vis **ARCELOR Finance and** the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

Listing on the Luxembourg Stock Exchange

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

Applicable Law

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

AMENDED TERMS AND CONDITIONS OF THE BONDS

ARBED

LUF 2,000,000,000 6.75% Bonds due 2003

AMENDED TERMS AND CONDITIONS OF THE BONDS
Effective ***[date of approval by Bondholders' meeting]***
(clean version)

Principal Amount and Denomination, Principal Obligor

The aggregate principal amount of the Bonds is the equivalent in Euro of 2,000,000,000 Luxembourg francs ("LUF"). The Bonds are issued in bearer form by ARBED S.A. (the "Issuer") and are payable to bearer in the denominations of LUF 50,000 and LUF 250,000. The principal obligor under the Bonds is ARCELOR Finance, *société en commandite par actions* ("ARCELOR Finance").

Interest

The Bonds bear interest at the rate of 6.75 per cent. per annum, beginning on 11th October, 1996. Annual interest coupons (the "Coupons"), payable on 11th December of each year, are attached to the Bonds, the first Coupon (long Coupon), with respect to the period from 11th October, 1996 to 11th December, 1997, falling due on 11th December, 1997. The Bonds will cease to bear interest on the date on which they are due to be redeemed unless, upon due presentation, payment of principal thereof is improperly withheld or refused or unless default is otherwise made in respect of such payment. In such event, interest will continue to accrue at the rate stated in the Condition "Interest on Default" hereunder (both before and after judgment in respect of any legal action or proceedings for the recovery thereof) until whichever is the earlier of (i) the day on which all sums due in respect of the relevant Bond up to that day are received by or on behalf of the bearer of the relevant Bond, and (ii) the seventh day after notice is duly given in accordance with "Notices" hereunder to the bearers of Bonds that sufficient funds for such payment have been deposited with the Fiscal Agent (as defined hereunder).

Where interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, on the number of days elapsed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

Redemption

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by ARCELOR Finance, failing which, by the Issuer at par at final maturity on 11th December, 2003.

(b) Early redemption in case of change of tax status

See paragraph headed "Tax Status" below.

(c) Purchase

The Issuer, ARCELOR Finance or any of their respective subsidiaries and affiliates may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto or, insofar as permitted by law, held or resold at the option of the Issuer.

Payment of Interest and Reimbursement of Principal

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices in Luxembourg of the Fiscal Agent (as defined hereafter) or of any of the paying agents, subject to any applicable laws and regulations in effect in the country of payment.

Banque et Caisse d'Epargne de l'Etat, Luxembourg or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent pursuant to the Fiscal Agency Agreement dated 11th October, 1996 as amended on [ ], 2003 (together the "Fiscal Agency Agreement") between the Issuer, ARCELOR Finance, the Fiscal Agent, Banque de Luxembourg S.A., Banque Générale du Luxembourg S.A., Dexia Banque Internationale à Luxembourg S.A., Fortis Bank, Brussels and Kredietbank S.A. Luxembourgeoise as paying agents (the "Paying Agents"), copies of which are available at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Condition "Notices" below and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither ARCELOR Finance, nor the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

ARCELOR Finance, failing which, the Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfilment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day on which banks and foreign exchange markets are open for business both in Luxembourg and in Brussels.

Economic and Monetary Union ("EMU")

Article 109 L paragraph 4 of the Treaty establishing the European Community, amended by the Treaty on European Union effective as of 1 November 1993, provides that:

"At the starting date of the third stage, the Council shall, acting with the unanimity of the Member States without a derogation, on a proposal from the Commission and after consulting the European Central Bank, adopt the conversion rates at which their currencies shall be irrevocably fixed and at which irrevocably fixed rate the ECU shall be substituted for these currencies, and the ECU will become a currency in its own right. This measure shall by itself not modify the external value of the ECU. The Council shall, acting according to the same procedure, also take other measures necessary for the rapid introduction of the ECU as the single currency of those Member States."

Consequently, after the effective date of phase three of the EMU, the repayment of principal and the payment of interest may be effected in ECU in conformity with legal measures undertaken in application of the aforementioned Article.

In December 1995, the European Council of Madrid decided that the name of the single currency will be *Euro*. All references to the ECU will apply to the Euro.

Tax Status

(a) All payments of principal and interest by ARCELOR Finance or the Issuer in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

    In that event, ARCELOR Finance, failing which, the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall be not less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

    (i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

    (ii) more than 30 days after the Relevant Date; or

    (iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, ARCELOR Finance or the Issuer becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Clause, the Bonds may be redeemed at the option of ARCELOR Finance or the Issuer, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Clause, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the moneys payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such moneys having been so received, notice to that effect shall have been duly published in accordance with "Notices" below.

References herein to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Clause.

Status of the Bonds

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ARCELOR Finance and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ARCELOR Finance, present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

Negative Pledge

Neither ARCELOR Finance nor the Issuer has created and, so long as any Bonds or Coupons remain outstanding, neither of them will create or have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any of its present or future indebtedness or any of its obligations under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer or ARCELOR Finance to be, or at any time thereafter the Issuer or ARCELOR Finance shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

Events of Default

If any of the following events should occur, the bearer of any Bond may, upon written notice given to ARCELOR Finance and the Issuer, through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by ARCELOR Finance or the Issuer:

(a) if default is made for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by ARCELOR Finance or the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied by ARCELOR Finance or the Issuer within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of ARCELOR Finance or the Issuer, being indebtedness for borrowed money amounting in aggregate to at least EUR 50,000,000 or its equivalent in any other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by ARCELOR Finance or the Issuer, as the case may be, and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by ARCELOR Finance or the Issuer in respect of a sum amounting in aggregate to at least EUR 50,000,000 or its equivalent in any other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that ARCELOR Finance or the Issuer, as the case may be, contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable.

(d) in the event of a merger, consolidation or other reorganisation of ARCELOR Finance or the Issuer with, or a sale or other transfer by ARCELOR Finance or the Issuer of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of ARCELOR Finance or the Issuer with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby;

(e) if a distress, execution or other process is levied or enforced upon or sued out against all or any material part of the property of ARCELOR Finance or the Issuer unless it is removed, discharged or paid out within 30 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of ARCELOR Finance or the Issuer and is not paid out in full or discharged within 30 days; or

(f) in the event that ARCELOR Finance or the Issuer is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors, or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law, or in the event that any such proceedings are instituted against ARCELOR Finance or the Issuer and remain undismissed for a period of 30 days.

Interest on Default

In the event of default by ARCELOR Finance and the Issuer in making due provision for the payment of any amount when due, ARCELOR Finance, failing which, the Issuer shall to the extent permitted by law, pay interest on such amount at the rate of 7.50 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

Notices

Any notice to holders of Bonds and Coupons shall be validly given if published in the *Luxemburger Wort* (Luxembourg) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the "*Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations*".

Financial Information

As soon as available after the close of each fiscal year during the term of the Bonds, ARCELOR Finance or the Issuer shall provide the Fiscal Agent with copies of the annual reports for such fiscal year of each of ARCELOR Finance, ARCELOR and the Issuer and of the consolidated annual report of the ARCELOR Group. Copies of such documents will be made available free of charge to holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

Prescription

Claims against ARCELOR Finance or the Issuer for the payment of principal of the Bonds shall be prescribed 10 years after the due date of the relevant Bonds. Claims against ARCELOR Finance or the Issuer for the payment of interest on the Bonds shall be prescribed 5 years after the due date of the relevant Coupons.

Replacement of Bonds and Coupons

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

Representation of the Bondholders

Pursuant to the provisions of the Law of 9th April, 1987 of the Grand Duchy of Luxembourg relating to the representation of Bondholders, amending articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915, one or more bondholder-representative(s) representing the interests of the bondholders vis-à-vis ARCELOR Finance and the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

Listing on the Luxembourg Stock Exchange

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

Applicable Law

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

ARBED

EUR 100,000,000 6% Bonds due 22nd February, 2005

AMENDED TERMS AND CONDITIONS OF THE BONDS
Effective *[date of approval by Bondholders' meeting]*
(blacklined version)

Principal Amount and Denomination, Principal Obligor

The aggregate principal amount of the Bonds is 100,000,000.- Euro ("EUR"), the single currency of the participating member states of the European Economic and Monetary Union. The Bonds are issued in bearer form in the denominations of EUR 1,000, EUR 10,000 and EUR 100,000 by ARBED S.A. (the "Issuer") and are payable to bearer. **The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").**

Interest

The Bonds bear interest at the rate of 6 per cent. per annum, beginning on 22nd February, 2000. Interest is payable annually in arrears on 22nd February of each year. The first interest payment shall be due on 22nd February, 2001. Upon exchange of the temporary global bond ("Temporary Global Bond") for definitive Bonds and definitive Coupons, payment of interest shall be made against surrender of the relevant definitive Coupon.

If interest is to be calculated for a period other than a full year, such interest shall be calculated on the basis of the actual number of days elapsed and the total number of days of the year such calculation is referring to. The Bonds will cease to bear interest on the date on which they are due to be redeemed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

Redemption

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by **ARCELOR Finance, failing which, by** the Issuer at par at final maturity on 22nd February, 2005.

(b) Early redemption in case of change of tax status

See Condition "Tax Status" below.

(c) Purchase

The Issuer ~~and any of its~~**, ARCELOR Finance or any of their respective** subsidiaries **and affiliates** may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall either be cancelled together with all unmatured Coupons attached thereto or held or resold.

Payment of Interest and Reimbursement of Principal

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices of the Fiscal Agent (as defined hereafter) in Luxembourg or at the offices of any of the Paying Agents (as defined hereafter), subject to any applicable laws and regulations in effect in the country of payment.

Banque Générale du Luxembourg S.A. or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent and as principal paying agent (the "Principal Paying Agent") pursuant to the fiscal agency agreement dated February 14, 2000 **as amended on [ ], 2003** (**together**, the "Fiscal Agency Agreement") between the Issuer, **ARCELOR Finance,** the Fiscal Agent, Banque et Caisse d'Epargne de l'Etat, Luxembourg and **Dexia** Banque Internationale à Luxembourg S.A. as paying agents (collectively, with the Principal Paying Agent, the "Paying Agents"), copies of which are available at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Conditions "Notices" below and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither **ARCELOR Finance, nor** the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

~~The~~ **ARCELOR Finance, failing which, the** Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfilment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day other than a Saturday or Sunday on which commercial banks and foreign exchange markets settle payments in the TARGET system and in Luxembourg.

Tax Status

(a) All payments of principal and interest by **ARCELOR Finance or** the Issuer in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, **ARCELOR Finance, failing which,** the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall not be less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date (as defined hereafter); or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, **ARCELOR Finance or** the Issuer becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Condition, the Bonds may be redeemed at the option of **ARCELOR Finance or** the Issuer, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with Condition "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Condition, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the sums payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such sums having been so received, notice to that effect shall have been duly published in accordance with the Condition "Notices" below.
References in the present Terms and Conditions to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Condition.

Status of the Bonds

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ~~the Issuer~~ **ARCELOR Finance** and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ~~the Issuer~~ **ARCELOR Finance**, present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

Negative Pledge

~~The Issuer has not~~ **Neither ARCELOR Finance nor the Issuer has** created and, so long as any Bonds or Coupons remain outstanding, **neither of them** will ~~not~~ create any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any **of its** present or future indebtedness ~~of the Issuer~~ or any **of its** obligations ~~of the Issuer~~ under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer **or ARCELOR Finance** to be, or at any time thereafter the Issuer **or ARCELOR Finance** shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

Events of Default

If any of the following events should occur, the bearer of any Bond may, upon written notice given to **ARCELOR Finance and** the Issuer, through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by **ARCELOR Finance or** the Issuer:

(a) if default is made for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by **ARCELOR Finance or** the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied **by ARCELOR Finance or the Issuer** within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of **ARCELOR Finance or** the Issuer, being indebtedness for borrowed money amounting in aggregate to at least EUR ~~15,000,000~~ **50,000,000** or its equivalent in any other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by **ARCELOR Finance or** the Issuer**, as the case may be,** and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by **ARCELOR Finance or** the Issuer in respect of a sum amounting in aggregate to at least EUR ~~15,000,000~~ **50,000,000** or its equivalent in any other currencies, in respect of

indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that **ARCELOR Finance or** the Issuer, **as the case may be**, contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable; or

(d) in the event of a merger, consolidation or other reorganisation of **ARCELOR Finance or** the Issuer with, or a sale or other transfer by **ARCELOR Finance or** the Issuer of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of **ARCELOR Finance or** the Issuer with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby; or

(e) if a distress, execution or other process is levied or enforced upon or sued out against all or any material part of the property of **ARCELOR Finance or** the Issuer unless it is removed, discharged or paid out within 60 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of **ARCELOR Finance or** the Issuer and is not paid out in full or discharged within 30 days; or

(f) in the event that **ARCELOR Finance or** the Issuer is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors, or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law or in the event that any such proceedings are instituted against **ARCELOR Finance or** the Issuer and remain undismissed for a period of 60 days.

Interest on Default

In the event of default by **ARCELOR Finance and** the Issuer in making due provision for the payment of any amount when due, **ARCELOR Finance, failing which,** the Issuer shall to the extent permitted by law, pay interest on such amount at the rate of 7 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

Notices

Any notice to holders of Bonds and Coupons shall be validly given if published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort* (Luxembourg)) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the Luxembourg official gazette, the "*Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations*".

Financial Information

~~During~~ **As soon as available after the close of each fiscal year during** the term of the Bonds ~~and as soon as available,~~**, ARCELOR Finance or** the Issuer shall provide the Fiscal Agent with copies of the ~~most recently published~~ annual ~~report and consolidated half-year report of the ARBED~~ **reports for such fiscal year of each of ARCELOR Finance, ARCELOR and the Issuer and of the consolidated annual report of the ARCELOR** Group. Copies of such documents will be made available free of charge to the holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

Prescription

Claims against **ARCELOR Finance or** the Issuer for the payment of principal of the Bonds shall be prescribed 10 years after the due date of the relevant Bonds. Claims against **ARCELOR Finance or** the Issuer for the payment of interest on the Bonds shall become void by prescription 5 years after the due date of the relevant Coupons.

Replacement of Bonds and Coupons

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

Representation of the Bondholders

Pursuant to articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915 as amended by the provisions of the Law of 9th April, 1987 of the Grand Duchy of Luxembourg relating to the representation of bondholders, one or more bondholder-representative(s) representing the interests of the Bondholders vis-à-vis **ARCELOR Finance and** the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

Listing on the Luxembourg Stock Exchange

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

Applicable Law

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

ARBED

EUR 100,000,000 6% Bonds due 22nd February, 2005

AMENDED TERMS AND CONDITIONS OF THE BONDS

Effective ***[date of approval by Bondholders' meeting]***

(clean version)

Principal Amount and Denomination, Principal Obligor

The aggregate principal amount of the Bonds is 100,000,000 Euro ("EUR"), the single currency of the participating member states of the European Economic and Monetary Union. The Bonds are issued in bearer form in the denominations of EUR 1,000, EUR 10,000 and EUR 100,000 by ARBED S.A. (the "Issuer") and are payable to bearer. The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").

Interest

The Bonds bear interest at the rate of 6 per cent. per annum, beginning on 22nd February, 2000. Interest is payable annually in arrears on 22nd February of each year. The first interest payment shall be due on 22nd February, 2001. Upon exchange of the temporary global bond ("Temporary Global Bond") for definitive Bonds and definitive Coupons, payment of interest shall be made against surrender of the relevant definitive Coupon.

If interest is to be calculated for a period other than a full year, such interest shall be calculated on the basis of the actual number of days elapsed and the total number of days of the year such calculation is referring to. The Bonds will cease to bear interest on the date on which they are due to be redeemed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

Redemption

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by ARCELOR Finance, failing which, by the Issuer at par at final maturity on 22nd February, 2005.

(b) Early redemption in case of change of tax status

See Condition "Tax Status" below.

(c) Purchase

The Issuer, ARCELOR Finance or any of their respective subsidiaries and affiliates may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall either be cancelled together with all unmatured Coupons attached thereto or held or resold.

Payment of Interest and Reimbursement of Principal

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices of the Fiscal Agent (as defined hereafter) in Luxembourg or at the offices of any of the Paying Agents (as defined hereafter), subject to any applicable laws and regulations in effect in the country of payment.

Banque Générale du Luxembourg S.A. or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent and as principal paying agent (the "Principal Paying Agent") pursuant to the fiscal agency agreement dated February 14, 2000 as amended on [ ], 2003 (together, the "Fiscal Agency Agreement") between the Issuer, ARCELOR Finance, the Fiscal Agent, Banque et Caisse d'Epargne de l'Etat, Luxembourg and Dexia Banque Internationale à Luxembourg S.A. as paying agents (collectively, with the Principal Paying Agent, the "Paying Agents"), copies of which are available at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Conditions "Notices" below and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither ARCELOR Finance, nor the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

ARCELOR Finance, failing which, the Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfilment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day other than a Saturday or Sunday on which commercial banks and foreign exchange markets settle payments in the TARGET system and in Luxembourg.

Tax Status

(a) All payments of principal and interest by ARCELOR Finance or the Issuer in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, ARCELOR Finance, failing which, the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall not be less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date (as defined hereafter); or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, ARCELOR Finance or the Issuer becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Condition, the Bonds may be redeemed at the option of ARCELOR Finance or the Issuer, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with Condition "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Condition, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the sums payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such sums having been so received, notice to that effect shall have been duly published in accordance with the Condition "Notices" below.
References in the present Terms and Conditions to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Condition.

Status of the Bonds

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ARCELOR Finance and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ARCELOR Finance, present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

Negative Pledge

Neither ARCELOR Finance nor the Issuer has created and, so long as any Bonds or Coupons remain outstanding, neither of them will create any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any of its present or future indebtedness or any of its obligations under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer or ARCELOR Finance to be, or at any time thereafter the Issuer or ARCELOR Finance shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

Events of Default

If any of the following events should occur, the bearer of any Bond may, upon written notice given to ARCELOR Finance and the Issuer, through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by ARCELOR Finance or the Issuer:

(a) if default is made for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by ARCELOR Finance or the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied by ARCELOR Finance or the Issuer within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of ARCELOR Finance or the Issuer, being indebtedness for borrowed money amounting in aggregate to at least EUR 50,000,000 or its equivalent in any other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by ARCELOR Finance or the Issuer, as the case may be, and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by ARCELOR Finance or the Issuer in respect of a sum amounting in aggregate to at least EUR 50,000,000 or its equivalent in any other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that ARCELOR Finance or the Issuer, as the case may be, contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable; or

(d) in the event of a merger, consolidation or other reorganisation of ARCELOR Finance or the Issuer with, or a sale or other transfer by ARCELOR Finance or the Issuer of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of ARCELOR Finance or the Issuer with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby; or

(e) if a distress, execution or other process is levied or enforced upon or sued out against all or any material part of the property of ARCELOR Finance or the Issuer unless it is removed, discharged or paid out within 60 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of ARCELOR Finance or the Issuer and is not paid out in full or discharged within 30 days; or

(f) in the event that ARCELOR Finance or the Issuer is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors, or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law or in the event that any such proceedings are instituted against ARCELOR Finance or the Issuer and remain undismissed for a period of 60 days.

Interest on Default

In the event of default by ARCELOR Finance and the Issuer in making due provision for the payment of any amount when due, ARCELOR Finance, failing which, the Issuer shall to the extent permitted by law, pay interest on such amount at the rate of 7 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

Notices

Any notice to holders of Bonds and Coupons shall be validly given if published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort* (Luxembourg)) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the Luxembourg official gazette, the "*Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations*".

Financial Information

As soon as available after the close of each fiscal year during the term of the Bonds, ARCELOR Finance or the Issuer shall provide the Fiscal Agent with copies of the annual reports for such fiscal year of each of ARCELOR Finance, ARCELOR and the Issuer and of the consolidated annual report of the ARCELOR Group. Copies of such documents will be made available free of charge to the holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

Prescription

Claims against ARCELOR Finance or the Issuer for the payment of principal of the Bonds shall be prescribed 10 years after the due date of the relevant Bonds. Claims against ARCELOR Finance or the Issuer for the payment of interest on the Bonds shall become void by prescription 5 years after the due date of the relevant Coupons.

Replacement of Bonds and Coupons

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

Representation of the Bondholders

Pursuant to articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915 as amended by the provisions of the Law of 9th April, 1987 of the Grand Duchy of Luxembourg relating to the representation of bondholders, one or more bondholder-representative(s) representing the interests of the Bondholders vis-à-vis ARCELOR Finance and the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

Listing on the Luxembourg Stock Exchange

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

Applicable Law

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

ARBED

LUF 2,500,000,000 5.375% Bonds due 20th December, 2006

AMENDED TERMS AND CONDITIONS OF THE BONDS
Effective *[date of approval by Bondholders' meeting]*
(blacklined version)

PRINCIPAL AMOUNT AND DENOMINATION, PRINCIPAL OBLIGOR

The aggregate principal amount of the Bonds is **the equivalent in Euro of** 2,500,000,000 Luxembourg francs~~,~~ ~~legal currency of the Grand Duchy of Luxembourg~~ ("LUF"). The Bonds are issued in bearer form in the denominations of LUF 50,000 and LUF 250,000 by ARBED S.A. (the "Issuer") and are payable to bearer. **The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").**

INTEREST

The Bonds bear interest at the rate of 5.375 per cent. per annum, beginning on 20th May, 1998. Annual interest coupons (the "Coupons"), payable on 20th December of each year, are attached to the Bonds. The first Coupon (short Coupon), with respect to the period from 20th May, 1998 to 20th December, 1998, falling due on 20th December, 1998, will amount to LUF 1,568 for Bonds in the denomination of LUF 50,000 and to LUF 7,839 for Bonds in the denomination of LUF 250,000. The Bonds will cease to bear interest on the date on which they are due to be redeemed.

Where interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, on the number of days elapsed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

REDEMPTION

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by **ARCELOR Finance, failing which, by** the Issuer at par at final maturity on 20th December, 2006.

(b) Early redemption in case of change of tax status

See Condition "Tax Status" below.

(c) Purchase

The Issuer**, ARCELOR Finance** or any of ~~its~~ **their respective** subsidiaries **and affiliates** may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall either be cancelled together with all unmatured Coupons attached thereto or held or resold.

PAYMENT OF INTEREST AND REIMBURSEMENT OF PRINCIPAL

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices of the Fiscal Agent (as defined hereafter) in Luxembourg or at the offices of any of the Paying Agents (as defined hereafter), subject to any applicable laws and regulations in effect in the country of payment.

Banque Générale du Luxembourg S.A. or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent and as principal paying agent (the "Principal Paying Agent") pursuant to the fiscal agency agreement dated 15th May, 1998 (**as amended on [ ], 2003 (together,** the "Fiscal Agency Agreement") between the Issuer, **ARCELOR Finance,** the Fiscal Agent, Banque et Caisse d'Epargne de l'Etat, Luxembourg, Banque de Luxembourg S.A., **Dexia** Banque Internationale à Luxembourg S.A., Crédit Européen S.A., ~~Generale Bank~~ **Fortis Bank** and Kredietbank S.A. Luxembourgeoise as paying agents (collectively, with the Principal Paying Agent, the "Paying Agents"), copies of which are available at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Conditions "Notices" below and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither **ARCELOR Finance, nor** the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

~~The~~ **ARCELOR Finance, failing which, the** Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfillment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day on which banks and foreign exchange markets are open for business both in Luxembourg and in Brussels.

TAX STATUS

(a) All payments of principal and interest by **ARCELOR Finance or** the Issuer in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, **ARCELOR Finance, failing which,** the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall not be less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date; or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, **ARCELOR Finance or** the Issuer becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Condition, the Bonds may be redeemed at the option of **ARCELOR Finance or** the Issuer, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with Condition "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Condition, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the sums payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such sums having been so received, notice to that effect shall have been duly published in accordance with the Condition "Notices" below.

References in the present Terms and Conditions to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Condition.

STATUS OF THE BONDS

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ~~the Issuer~~ **ARCELOR Finance** and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ~~the Issuer~~ **ARCELOR Finance**, present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

NEGATIVE PLEDGE

Neither ARCELOR Finance nor the Issuer has ~~**The Issuer has not**~~ created and, so long as any Bonds or Coupons remain outstanding, **neither of them** will ~~not~~ create any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any **of its** present or future indebtedness ~~of the Issuer~~ or any ~~obligation of the Issuer~~ **of its obligations** under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer **or ARCELOR Finance** to be, or at any time thereafter the Issuer **or ARCELOR Finance** shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

EVENTS OF DEFAULT

If any of the following events should occur, the bearer of any Bond may, upon written notice given to **ARCELOR Finance and** the Issuer, through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by **ARCELOR Finance or** the Issuer:

(a) if default is made **by ARCELOR Finance and, failing which, the Issuer** for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by **ARCELOR Finance or** the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied **by ARCELOR Finance or the Issuer** within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of **ARCELOR Finance or** the Issuer, being indebtedness for borrowed money amounting in aggregate to at least ~~LUF 500,000,000~~ **EUR 50,000,000** or its equivalent in any other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by **ARCELOR Finance or** the Issuer**, as the case may be,** and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by **ARCELOR Finance or** the Issuer in respect of a sum amounting in aggregate to at least ~~LUF 500,000,000~~ **EUR 50,000,000** or its equivalent in other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that **ARCELOR Finance or** the Issuer, **as the case may be,** contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable; or

(d) in the event of a merger, consolidation or other reorganisation of **ARCELOR Finance or** the Issuer with, or a sale or other transfer by **ARCELOR Finance or** the Issuer of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of **ARCELOR Finance or** the Issuer with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby; or

(e) if a distress, execution or other process is levied or enforced upon or sued out against all or any material part of the property of **ARCELOR Finance or** the Issuer unless it is removed, discharged or paid out within 60 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of **ARCELOR Finance or** the Issuer and is not paid out in full or discharged within 30 days; or

(f) in the event that **ARCELOR Finance or** the Issuer is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law or in the event that any such proceedings are instituted against **ARCELOR Finance or** the Issuer and remain undismissed for a period of 60 days.

INTEREST ON DEFAULT

In the event of default by **ARCELOR Finance and** the Issuer in making due provision for the payment of any amount when due, **ARCELOR Finance, failing which,** the Issuer shall to the extent permitted by law, pay interest on such amount at the rate of 6.125 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

NOTICES

Any notice to holders of Bonds and Coupons shall be validly given if published in the *Luxemburger Wort* (Luxembourg) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the Luxembourg official gazette, the "*Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations*".

FINANCIAL INFORMATION

As soon as available after the close of each fiscal year during the term of the Bonds, **ARCELOR Finance or** the Issuer shall provide the Fiscal Agent with copies of ~~its~~ **the** annual ~~report~~ **reports** for such fiscal year **of each of ARCELOR Finance, ARCELOR and the Issuer and of the consolidated annual report of the ARCELOR Group**. Copies of such document will be made available free of charge to holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

PRESCRIPTION

Claims against **ARCELOR Finance or** the Issuer for the payment of principal of the Bonds shall become void by prescription 10 years after the due date of the relevant Bonds. Claims against **ARCELOR Finance or** the Issuer for the payment of interest on the Bonds shall become void by prescription 5 years after the due date of the relevant Coupons.

REPLACEMENT OF BONDS AND COUPONS

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

REPRESENTATION OF THE BONDHOLDERS

Pursuant to articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915 as amended by the provisions of the Law of 9th April, 1987 of the Grand Duchy of Luxembourg relating to the representation of bondholders, one or more bondholder-representative(s) representing the interests of the Bondholders vis-à-vis **ARCELOR Finance and** the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

LISTING ON THE LUXEMBOURG STOCK EXCHANGE

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

APPLICABLE LAW

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

ARBED

LUF 2,500,000,000 5.375% Bonds due 20th December, 2006

AMENDED TERMS AND CONDITIONS OF THE BONDS
Effective ***[date of approval by Bondholders' meeting]***
(clean version)

PRINCIPAL AMOUNT AND DENOMINATION, PRINCIPAL OBLIGOR

The aggregate principal amount of the Bonds is the equivalent in Euro of 2,500,000,000 Luxembourg francs ("LUF"). The Bonds are issued in bearer form in the denominations of LUF 50,000 and LUF 250,000 by ARBED S.A. (the "Issuer") and are payable to bearer. The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").

INTEREST

The Bonds bear interest at the rate of 5.375 per cent. per annum, beginning on 20th May, 1998. Annual interest coupons (the "Coupons"), payable on 20th December of each year, are attached to the Bonds. The first Coupon (short Coupon), with respect to the period from 20th May, 1998 to 20th December, 1998, falling due on 20th December, 1998, will amount to LUF 1,568 for Bonds in the denomination of LUF 50,000 and to LUF 7,839 for Bonds in the denomination of LUF 250,000. The Bonds will cease to bear interest on the date on which they are due to be redeemed.

Where interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, on the number of days elapsed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

REDEMPTION

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by ARCELOR Finance, failing which, by the Issuer at par at final maturity on 20th December, 2006.

(b) Early redemption in case of change of tax status

See Condition "Tax Status" below.

(c) Purchase

The Issuer, ARCELOR Finance or any of their respective subsidiaries and affiliates may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall either be cancelled together with all unmatured Coupons attached thereto or held or resold.

PAYMENT OF INTEREST AND REIMBURSEMENT OF PRINCIPAL

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices of the Fiscal Agent (as defined hereafter) in Luxembourg or at the offices of any of the Paying Agents (as defined hereafter), subject to any applicable laws and regulations in effect in the country of payment.

Banque Générale du Luxembourg S.A. or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent and as principal paying agent (the "Principal Paying Agent") pursuant to the fiscal agency agreement dated 15th May, 1998 as amended on [ ], 2003 (together, the "Fiscal Agency Agreement") between the Issuer, ARCELOR Finance, the Fiscal Agent, Banque et Caisse d'Epargne de l'Etat, Luxembourg, Banque de Luxembourg S.A., Dexia Banque Internationale à Luxembourg S.A., Crédit Européen S.A., Fortis Bank and Kredietbank S.A. Luxembourgeoise as paying agents (collectively, with the Principal Paying Agent, the "Paying Agents"), copies of which are available at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Conditions "Notices" below and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither ARCELOR Finance, nor the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

ARCELOR Finance, failing which, the Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfillment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day on which banks and foreign exchange markets are open for business both in Luxembourg and in Brussels.

TAX STATUS

(a) All payments of principal and interest by ARCELOR Finance or the Issuer in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, ARCELOR Finance, failing which, the Issuer will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall not be less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date; or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, ARCELOR Finance or the Issuer becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Condition, the Bonds may be redeemed at the option of ARCELOR Finance or the Issuer, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with Condition "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Condition, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the sums payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such sums having been so received, notice to that effect shall have been duly published in accordance with the Condition "Notices" below.

References in the present Terms and Conditions to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Condition.

STATUS OF THE BONDS

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ARCELOR Finance and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ARCELOR Finance, present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

NEGATIVE PLEDGE

Neither ARCELOR Finance nor the Issuer has created and, so long as any Bonds or Coupons remain outstanding, neither of them will create any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any of its present or future indebtedness or any of its obligations under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer or ARCELOR Finance to be, or at any time thereafter the Issuer or ARCELOR Finance shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

EVENTS OF DEFAULT

If any of the following events should occur, the bearer of any Bond may, upon written notice given to ARCELOR Finance and the Issuer, through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by ARCELOR Finance or the Issuer:

(a) if default is made by ARCELOR Finance and, failing which, the Issuer for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by ARCELOR Finance or the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied by ARCELOR Finance or the Issuer within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of ARCELOR Finance or the Issuer, being indebtedness for borrowed money amounting in aggregate to at least EUR 50,000,000 or its equivalent in any other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by ARCELOR Finance or the Issuer, as the case may be, and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by ARCELOR Finance or the Issuer in respect of a

sum amounting in aggregate to at least EUR 50,000,000 or its equivalent in other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that ARCELOR Finance or the Issuer, as the case may be, contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable; or

(d) in the event of a merger, consolidation or other reorganisation of ARCELOR Finance or the Issuer with, or a sale or other transfer by ARCELOR Finance or the Issuer of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of ARCELOR Finance or the Issuer with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby; or

(e) if a distress, execution or other process is levied or enforced upon or sued out against all or any material part of the property of ARCELOR Finance or the Issuer unless it is removed, discharged or paid out within 60 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of ARCELOR Finance or the Issuer and is not paid out in full or discharged within 30 days; or

(f) in the event that ARCELOR Finance or the Issuer is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law or in the event that any such proceedings are instituted against ARCELOR Finance or the Issuer and remain undismissed for a period of 60 days.

INTEREST ON DEFAULT

In the event of default by ARCELOR Finance and the Issuer in making due provision for the payment of any amount when due, ARCELOR Finance, failing which, the Issuer shall to the extent permitted by law, pay interest on such amount at the rate of 6.125 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

NOTICES

Any notice to holders of Bonds and Coupons shall be validly given if published in the *Luxemburger Wort* (Luxembourg) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the Luxembourg official gazette, the "*Mémorial, Journal Officiel du Grand-Duché de Luxembourg, Recueil des Sociétés et Associations*".

FINANCIAL INFORMATION

As soon as available after the close of each fiscal year during the term of the Bonds, ARCELOR Finance or the Issuer shall provide the Fiscal Agent with copies of the annual reports for such fiscal year of each of ARCELOR Finance, ARCELOR and the Issuer and of the consolidated annual report of the ARCELOR Group. Copies of such document will be made available free of charge to holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

PRESCRIPTION

Claims against ARCELOR Finance or the Issuer for the payment of principal of the Bonds shall become void by prescription 10 years after the due date of the relevant Bonds. Claims against ARCELOR Finance or the Issuer for the payment of interest on the Bonds shall become void by prescription 5 years after the due date of the relevant Coupons.

REPLACEMENT OF BONDS AND COUPONS

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

REPRESENTATION OF THE BONDHOLDERS

Pursuant to articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915 as amended by the provisions of the Law of 9th April, 1987 of the Grand Duchy of Luxembourg relating to the representation of bondholders, one or more bondholder-representative(s) representing the interests of the Bondholders vis-à-vis ARCELOR Finance and the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

LISTING ON THE LUXEMBOURG STOCK EXCHANGE

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

APPLICABLE LAW

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

SIDMAR Finance (Groupe ARBED) S.A.

LUF 2,000,000,000 5.75% Bonds due 2004

AMENDED TERMS AND CONDITIONS OF THE BONDS
(INCLUDING THE GUARANTEE)
Effective *[date of approval by Bondholders' meeting]*
(blacklined version)

Principal Amount and Denomination, Principal Obligor

The aggregate principal amount of the Bonds is **the equivalent in Euro of** 2,000,000,000 Luxembourg francs, ~~legal currency of the Grand Duchy of Luxembourg~~ ("LUF"). The Bonds are issued in bearer form in the denominations of LUF 50,000 and LUF 250,000 by SIDMAR FINANCE (Groupe ARBED) S.A. (the "Issuer") and are unconditionally and irrevocably guaranteed by ARBED S.A. (the "Guarantor"). **The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").**

Interest

The Bonds bear interest at the rate of 5.75 per cent. per annum, beginning on 22nd August, 1997. Annual interest coupons (the "Coupons"), payable on 22nd October of each year, are attached to the Bonds. The first Coupon (long Coupon), with respect to the period from 22nd August, 1997 to 22nd October, 1998, falling due on 22nd October, 1998 will amount to LUF 3,354 for Bonds in the denomination of LUF 50,000 and to LUF 16,771 for Bonds in the denomination of LUF 250,000. The Bonds will cease to bear interest on the date on which they are due to be redeemed. Where interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, on the number of days elapsed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

Redemption

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by **ARCELOR Finance, failing which, by** the Issuer at par at final maturity on 22nd October, 2004.

(b) Early redemption in case of change of tax status

See Condition "Tax Status" below.

(c) Purchase

The Issuer, the Guarantor**, ARCELOR Finance** or any of their **respective** subsidiaries **and affiliates** may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall either be cancelled together with all unmatured Coupons attached thereto or, insofar as permitted by law, held or resold.

Payment of Interest and Reimbursement of Principal

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices of the Fiscal Agent (as defined hereafter) or of any of the Paying Agents (as defined hereafter), subject to any applicable laws and regulations in effect in the country of payment.

Dexia Banque Internationale à Luxembourg S.A. or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent pursuant to the fiscal agency agreement dated 18th August, 1997 **as amended on [ ], 2003** (**together** the "Fiscal Agency Agreement") between **ARCELOR Finance,** the Issuer, the Guarantor, the Fiscal Agent, Banque et Caisse d'Epargne de l'Etat, Luxembourg, Banque Générale du Luxembourg S.A., ~~Crédit Communal S.A./Gemeentekrediet N.V.~~ **Dexia Banque S.A./ Dexia Bank N.V.**, Banque de Luxembourg S.A.~~,~~ **and** Dresdner Bank Luxembourg S.A.~~, Fortis Bank Luxembourg S.A., and Cregem International Bank S.A.~~ (the "Paying Agents"), copies of which are available for inspection at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Conditions "Notices" below and that the Fiscal Agent will at all times be a Luxembourg bank and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither **ARCELOR Finance, nor** the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

~~The~~ **ARCELOR Finance, failing which, the** Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfilment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day on which banks and foreign exchange markets are open for business both in Luxembourg and in Brussels.

Economic and Monetary Union ("EMU")

Article 109 L paragraph 4 of the Treaty establishing the European Community, amended by the Treaty on European Union effective as of 1 November 1993, provides that:

"At the starting date of the third stage, the Council shall, acting with the unanimity of the Member States without a derogation, on a proposal from the Commission and after consulting the European Central Bank, adopt the conversion rates at which their currencies shall be irrevocably fixed and at which irrevocably fixed rate the ECU shall be substituted for these currencies, and the ECU will become a currency in its own right. This measure shall by itself not modify the external value of the ECU. The Council shall, acting according to the same procedure, also take the other measures necessary for the rapid introduction of the ECU as the single currency of those Member States."

Consequently, after the effective date of phase three of the EMU, the repayment of principal and the payment of interest may be effected in ECU in conformity with legal measures undertaken in application of the aforementioned Article.

In December 1995, the European Council of Madrid decided that the name of the single currency will be *Euro*. All references to the ECU will apply to the Euro.

Guarantee

The Guarantor irrevocably and unconditionally guarantees to the bearer of the Bonds the payment of interest and principal on the Bonds, when and as the same become due and payable by the Issuer (including any additional amounts required to be paid pursuant to the present Terms and Conditions), whether at maturity, upon redemption pursuant to an event of default or otherwise. The Guarantor thus undertakes to pay upon first demand any sum due under the Bonds and unpaid by the Issuer.

This Guarantee is and will be a direct, unconditional and unsecured obligation of the Guarantor and ranks and will rank at all times *pari passu* with all other outstanding unsecured and unsubordinated obligations of the Guarantor, present and future (other than in respect of statutorily preferred creditors).

This Guarantee shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to this Guarantee.

Tax Status

(a) All payments of principal and interest by **ARCELOR Finance or** the Issuer or, as the case may be, by the Guarantor in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, **ARCELOR Finance, failing which,** the Issuer or, as the case may be, the Guarantor will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall not be less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date; or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, **ARCELOR Finance or** the Issuer or, as the case may be, the Guarantor becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Condition, the Bonds may be redeemed by the Issuer at the option of **ARCELOR Finance,** the Issuer or the Guarantor, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with Condition "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Clause, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the sums payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such sums having been so received, notice to that effect shall have been duly published in accordance with the Condition "Notices" below.

References in the present Terms and Conditions to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Condition.

Status of the Bonds

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ~~the Issuer~~ **ARCELOR Finance** and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ~~the Issuer~~ **ARCELOR Finance** present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

Negative Pledge

So long as any Bonds or Coupons remain outstanding, **neither ARCELOR Finance nor** the Issuer will ~~not~~ create or have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any **of its** present or future indebtedness ~~of the Issuer~~ or any ~~obligation of the Issuer~~ **of its obligations** under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer **or ARCELOR Finance** to be, or at any time thereafter the Issuer **or ARCELOR Finance** shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

Events of Default

If any of the following events should occur, the bearer of any Bond may, upon written notice given to **ARCELOR Finance,** the Issuer and the Guarantor through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by **ARCELOR Finance or** the Issuer:

(a) if default is made for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by **ARCELOR Finance or** the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied **by ARCELOR Finance or the Issuer** within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of **ARCELOR Finance,** the Issuer or the Guarantor, being indebtedness for borrowed money amounting in aggregate to at least ~~LUF 500,000,000~~ **EUR 50,000,000** or its equivalent in other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by **ARCELOR Finance,** the Issuer or the Guarantor and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by **ARCELOR Finance,** the Issuer or the Guarantor in respect of a sum amounting in aggregate to at least ~~LUF 500,000,000~~ **EUR 50,000,000** or its equivalent in other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that **ARCELOR Finance,** the Issuer or the Guarantor contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable; or

(d) in the event of a merger, consolidation or other reorganisation of **ARCELOR Finance,** the Issuer or the Guarantor with, or a sale or other transfer by **ARCELOR Finance,** the Issuer or the Guarantor of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of **ARCELOR Finance,** the Issuer or the Guarantor, as the case may be, with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby; or

(e) if a distress, execution or other process is levied or enforced upon or sued against all or any material part of the property of **ARCELOR Finance,** the Issuer or the Guarantor unless it is removed, discharged or paid out within 30 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of **ARCELOR Finance,** the Issuer or the Guarantor and is not paid out in full or discharged within 30 days; or

(f) in the event that **ARCELOR Finance,** the Issuer or the Guarantor is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors~~;~~ or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law, or in the event that any such proceedings are instituted against **ARCELOR Finance,** the Issuer or the Guarantor and remain undismissed for a period of 30 days.

Interest on Default

In the event of default by **ARCELOR Finance,** the Issuer or the Guarantor in making due provision for the payment of any amount when due, **ARCELOR Finance,** the Issuer or the Guarantor shall to the extent permitted by law, pay interest on such amount at the rate of 6.50 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

Notices

Any notice to holders of Bonds and Coupons shall be validly given if published in the *Luxemburger Wort* (Luxembourg) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the Luxembourg official gazette, the "*Mémorial, Recueil des Sociétés et Associations*".

Financial Information

As soon as available after the close of each fiscal year during the term of the Bonds, **ARCELOR Finance or** the Issuer shall provide the Fiscal Agent with copies of the annual ~~accounts (as deposited with the Registre de Commerce et des Sociétés) and the Guarantor shall provide the Fiscal Agent with copies of its annual report~~ **reports** for such fiscal year **of each of ARCELOR Finance, ARCELOR, ARBED and the Issuer and of the consolidated annual report of the ARCELOR Group**. Copies of such documents will be made available free of charge to holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

Prescription

Claims against **ARCELOR Finance,** the Issuer or the Guarantor for the payment of principal of the Bonds shall be prescribed 10 years after the due date of the relevant Bonds. Claims against **ARCELOR Finance,** the Issuer or the Guarantor for the payment of interest on the Bonds shall be prescribed 5 years after the due date of the relevant Coupons.

Replacement of Bonds and Coupons

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

Representation of the Bondholders

Pursuant to the provisions of articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915, as amended, one or more bondholder-representative(s) representing the interests of the bondholders vis-à-vis **ARCELOR Finance and** the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

Listing on the Luxembourg Stock Exchange

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

Applicable Law

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

SIDMAR Finance (Groupe ARBED) S.A.

LUF 2,000,000,000 5.75% Bonds due 2004

AMENDED TERMS AND CONDITIONS OF THE BONDS (INCLUDING THE GUARANTEE)

Effective ***[date of approval by Bondholders' meeting]***

(clean version)

Principal Amount and Denomination, Principal Obligor

The aggregate principal amount of the Bonds is the equivalent in Euro of 2,000,000,000 Luxembourg francs ("LUF"). The Bonds are issued in bearer form in the denominations of LUF 50,000 and LUF 250,000 by SIDMAR FINANCE (Groupe ARBED) S.A. (the "Issuer") and are unconditionally and irrevocably guaranteed by ARBED S.A. (the "Guarantor"). The principal obligor under the Bonds is ARCELOR Finance, société en commandite par actions ("ARCELOR Finance").

Interest

The Bonds bear interest at the rate of 5.75 per cent. per annum, beginning on 22nd August, 1997. Annual interest coupons (the "Coupons"), payable on 22nd October of each year, are attached to the Bonds. The first Coupon (long Coupon), with respect to the period from 22nd August, 1997 to 22nd October, 1998, falling due on 22nd October, 1998 will amount to LUF 3,354 for Bonds in the denomination of LUF 50,000 and to LUF 16,771 for Bonds in the denomination of LUF 250,000. The Bonds will cease to bear interest on the date on which they are due to be redeemed. Where interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, on the number of days elapsed.

Interest is payable when due by ARCELOR Finance, failing which, by the Issuer.

Redemption

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as described below, the Bonds will be redeemed by ARCELOR Finance, failing which, by the Issuer at par at final maturity on 22nd October, 2004.

(b) Early redemption in case of change of tax status

See Condition "Tax Status" below.

(c) Purchase

The Issuer, the Guarantor, ARCELOR Finance or any of their respective subsidiaries and affiliates may at any time purchase Bonds together with all unmatured Coupons appertaining thereto in the market or otherwise at any price.

(d) Cancellation

All Bonds redeemed pursuant to the provisions under this Condition shall forthwith be cancelled together with all unmatured Coupons attached thereto.

All Bonds purchased pursuant to the provisions under this Condition shall either be cancelled together with all unmatured Coupons attached thereto or, insofar as permitted by law, held or resold.

Payment of Interest and Reimbursement of Principal

Payment of interest and reimbursement of principal shall be made to the bearer, upon surrender of the Bond or Coupon, as the case may be, at the offices of the Fiscal Agent (as defined hereafter) or of any of the Paying Agents (as defined hereafter), subject to any applicable laws and regulations in effect in the country of payment.

Dexia Banque Internationale à Luxembourg S.A. or any other duly appointed fiscal agent (the "Fiscal Agent") shall act as fiscal agent pursuant to the fiscal agency agreement dated 18th August, 1997 as amended on [ ], 2003 (together the "Fiscal Agency Agreement") between ARCELOR Finance, the Issuer, the Guarantor, the Fiscal Agent, Banque et Caisse d'Epargne de l'Etat, Luxembourg, Banque Générale du Luxembourg S.A., Dexia Banque S.A. / Dexia Bank N.V., Banque de Luxembourg S.A. and Dresdner Bank Luxembourg S.A. (the "Paying Agents"), copies of which are available for inspection at the principal office of the Fiscal Agent.

Additional paying agents may be appointed and the appointment of any paying agent may be terminated in accordance with the provisions of the Fiscal Agency Agreement provided that notice thereof be published by the Fiscal Agent in accordance with the provisions under the Conditions "Notices" below and that the Fiscal Agent will at all times be a Luxembourg bank and that, as long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer shall maintain a paying agent in Luxembourg.

In the event of early redemption, each Bond presented for redemption is to be presented accompanied by all Coupons appertaining thereto which are due after the effective date of redemption. The aggregate face amount of all missing Coupons due after such date shall be deducted from the principal to be paid on redemption, and the amount of principal so deducted will be paid upon surrender of the relevant missing Coupons at any time before the expiration of a period of 10 years after the due date of such Coupons.

Neither ARCELOR Finance, nor the Issuer, nor the Fiscal Agent, nor the Paying Agents shall be required to verify the capacity or right of any bearer of any Bond or Coupon, except as may be prescribed by applicable laws or regulations in effect in the country of payment.

ARCELOR Finance, failing which, the Issuer unconditionally undertakes to pay interest on and to reimburse the principal of the Bonds at the respective due dates without discrimination as to nationality or domicile of the holders of Bonds or Coupons, as the case may be, and without requiring the fulfilment of any formality, except as may be prescribed by applicable laws or regulations.

If the due date for payment of any amount of principal or interest in respect of the Bonds is not a Business Day, no entitlement to payment shall arise until the next following Business Day and there shall be no entitlement to further interest or other payment in respect of such delay.

For the purpose of the present Terms and Conditions, "Business Day" means any day on which banks and foreign exchange markets are open for business both in Luxembourg and in Brussels.

Economic and Monetary Union ("EMU")

Article 109 L paragraph 4 of the Treaty establishing the European Community, amended by the Treaty on European Union effective as of 1 November 1993, provides that:

"At the starting date of the third stage, the Council shall, acting with the unanimity of the Member States without a derogation, on a proposal from the Commission and after consulting the European Central Bank, adopt the conversion rates at which their currencies shall be irrevocably fixed and at which irrevocably fixed rate the ECU shall be substituted for these currencies, and the ECU will become a currency in its own right. This measure shall by itself not modify the external value of the ECU. The Council shall, acting according to the same procedure, also take the other measures necessary for the rapid introduction of the ECU as the single currency of those Member States."

Consequently, after the effective date of phase three of the EMU, the repayment of principal and the payment of interest may be effected in ECU in conformity with legal measures undertaken in application of the aforementioned Article.

In December 1995, the European Council of Madrid decided that the name of the single currency will be *Euro*. All references to the ECU will apply to the Euro.

Guarantee

The Guarantor irrevocably and unconditionally guarantees to the bearer of the Bonds the payment of interest and principal on the Bonds, when and as the same become due and payable by the Issuer (including any additional amounts required to be paid pursuant to the present Terms and Conditions), whether at maturity, upon redemption pursuant to an event of default or otherwise. The Guarantor thus undertakes to pay upon first demand any sum due under the Bonds and unpaid by the Issuer.

This Guarantee is and will be a direct, unconditional and unsecured obligation of the Guarantor and ranks and will rank at all times *pari passu* with all other outstanding unsecured and unsubordinated obligations of the Guarantor, present and future (other than in respect of statutorily preferred creditors).

This Guarantee shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to this Guarantee.

Tax Status

(a) All payments of principal and interest by ARCELOR Finance or the Issuer or, as the case may be, by the Guarantor in respect of the Bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or other charges of whatever nature imposed or levied by or on behalf of the Grand Duchy of Luxembourg or any political subdivision or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or other charges is required by law or regulation.

In that event, ARCELOR Finance, failing which, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Bonds and the Coupons after such withholding or deduction shall not be less than the respective amounts of principal and interest which would have been receivable in respect of the Bonds or, as the case may be, the Coupons in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Bond or Coupon presented for payment:

(i) by, or on behalf of, a holder who is liable to such taxes, duties, assessments or other charges by reason of his having some connection with the Grand Duchy of Luxembourg other than the mere holding of such Bond or Coupon; or

(ii) more than 30 days after the Relevant Date; or

(iii) where such holder has not made, but in respect of whom such withholding or deduction would not have been required had such holder made, a declaration of non-residence or other similar claim for exemption.

(b) If, as a result of any change in, or amendment to, the laws or regulations of the Grand Duchy of Luxembourg or any political subdivision or any authority thereof or therein having power to tax or any change in the official application or official interpretation of such laws or regulations, ARCELOR Finance or the Issuer or, as the case may be, the Guarantor becomes or would in the future become obliged to pay additional amounts pursuant to the provisions under paragraph (a) above of this Condition, the Bonds may be redeemed by the Issuer at the option of ARCELOR Finance, the Issuer or the Guarantor, in whole but not in part, at any time (but not earlier than 60 days before the effective date of such change or amendment), at par together with accrued interest to the date set for redemption upon notice being given in accordance with Condition "Notices" below not less than 30 days nor more than 60 days prior to the redemption date.

As used in this Clause, the "Relevant Date" in respect of any payment means whichever is the later of (x) the date on which such payment first becomes due, and (y), if the full amount of the sums payable has not been unconditionally received by the Fiscal Agent on or prior to such due date, the date on which, the full amount of such sums having been so received, notice to that effect shall have been duly published in accordance with the Condition "Notices" below.

References in the present Terms and Conditions to principal and/or interest in respect of the Bonds shall be deemed to include any additional amounts which may be payable under this Condition.

Status of the Bonds

The Bonds and Coupons are and shall be direct, unconditional, unsubordinated and unsecured obligations of ARCELOR Finance and rank and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of ARCELOR Finance present and future (other than in respect of statutorily preferred creditors).

The Bonds and Coupons are and shall be direct, unsubordinated and unsecured obligations of the Issuer, the payment obligations of the Issuer thereunder being conditional on the failure by ARCELOR Finance to make payments in full under the Bonds and Coupons and shall rank at all times *pari passu*, without any preference among themselves, with all other outstanding unsecured and unsubordinated obligations of the Issuer, present and future (other than in respect of statutorily preferred creditors).

Negative Pledge

So long as any Bonds or Coupons remain outstanding, neither ARCELOR Finance nor the Issuer will create or have outstanding any mortgage, lien (other than a lien arising by operation of law), pledge or other charge upon the whole or any part of its assets, present or future (including any uncalled capital), to secure any of its present or future indebtedness or any of its obligations under any guarantee of, or indemnity in respect of, any present or future indebtedness of any person without at the same time according to the Bonds and Coupons the same security.

As used above, "indebtedness" means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is or is intended by the Issuer or ARCELOR Finance to be, or at any time thereafter the Issuer or ARCELOR Finance shall authorize to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year.

Events of Default

If any of the following events should occur, the bearer of any Bond may, upon written notice given to ARCELOR Finance, the Issuer and the Guarantor through the Fiscal Agent, before all defaults shall have been cured, cause such Bond to become due and payable at par, together with accrued interest thereon, as of the date on which said notice of acceleration is received by ARCELOR Finance or the Issuer:

(a) if default is made for a period of 5 days or more in the payment of any principal of, or interest on, the Bonds or any of them, when and as the same shall become due and payable; or

(b) in the event of default by ARCELOR Finance or the Issuer in the due performance of any other obligation under the Terms and Conditions of the Bonds, unless remedied by ARCELOR Finance or the Issuer within 30 days after receipt of a written notice thereof given by the bearer of any Bond; or

(c) in the event that any other indebtedness for borrowed money of ARCELOR Finance, the Issuer or the Guarantor, being indebtedness for borrowed money amounting in aggregate to at least EUR 50,000,000 or its equivalent in other currencies, either (i) shall become repayable prior to the due date for payment thereof by reason of default by ARCELOR Finance, the Issuer or the Guarantor and shall not have been repaid or (ii) shall not be repaid at maturity as extended by any days of grace permitted by law, any provision of the relevant instrument or any agreement of the parties to such instrument, or in the event that any guarantee or indemnity given by ARCELOR Finance, the Issuer or the Guarantor in respect of a sum amounting in aggregate to at least EUR 50,000,000 or its equivalent in other currencies, in respect of indebtedness for borrowed money of any party shall not be honoured when due and called upon; it being understood that for the purpose of this paragraph (c), to the extent that ARCELOR Finance, the Issuer or the Guarantor contests in good faith that such indebtedness is due or that such guarantee or indemnity is callable, no event of default shall be deemed to have occurred until a competent court or arbitrator renders a final judgement or award that such indebtedness is due or that such guarantee or indemnity is callable; or

(d) in the event of a merger, consolidation or other reorganisation of ARCELOR Finance, the Issuer or the Guarantor with, or a sale or other transfer by ARCELOR Finance, the Issuer or the Guarantor of all or a substantial part of its assets to, any other incorporated or unincorporated person or legal entity, unless, in each case not involving or arising out of insolvency, the person or entity surviving such merger, consolidation or other reorganisation or to which such assets shall have been sold or transferred shall have assumed expressly and effectively or by law all obligations of ARCELOR

Finance, the Issuer or the Guarantor, as the case may be, with respect to the Bonds and the Coupons and the interests of the holders of Bonds and Coupons are not materially prejudiced thereby; or

(e) if a distress, execution or other process is levied or enforced upon or sued against all or any material part of the property of ARCELOR Finance, the Issuer or the Guarantor unless it is removed, discharged or paid out within 30 days or in the event that an encumbrancer takes possession of the whole or any substantial part of the assets of ARCELOR Finance, the Issuer or the Guarantor and is not paid out in full or discharged within 30 days; or

(f) in the event that ARCELOR Finance, the Issuer or the Guarantor is adjudicated bankrupt or insolvent, or admits in writing its inability to pay its debts as they mature, or makes a global assignment for the benefit of its creditors, or enters into a composition with its creditors or institutes or has instituted any proceedings under any applicable bankruptcy law, insolvency law, composition law or other similar law, or in the event that any such proceedings are instituted against ARCELOR Finance, the Issuer or the Guarantor and remain undismissed for a period of 30 days.

Interest on Default

In the event of default by ARCELOR Finance, the Issuer or the Guarantor in making due provision for the payment of any amount when due, ARCELOR Finance, the Issuer or the Guarantor shall to the extent permitted by law, pay interest on such amount at the rate of 6.50 per cent. per annum *pro rata temporis* from the due date to the date on which due provision for payment shall be made, without the necessity of demand or other notice of any kind.

Notices

Any notice to holders of Bonds and Coupons shall be validly given if published in the *Luxemburger Wort* (Luxembourg) or, if said newspaper shall cease to be published or timely publication therein shall not be practicable, in such other newspaper as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the holders of Bonds and Coupons and, if requested by law, in the Luxembourg official gazette, the "*Mémorial, Recueil des Sociétés et Associations*".

Financial Information

As soon as available after the close of each fiscal year during the term of the Bonds, ARCELOR Finance or the Issuer shall provide the Fiscal Agent with copies of the annual reports for such fiscal year of each of ARCELOR Finance, ARCELOR, ARBED and the Issuer and of the consolidated annual report of the ARCELOR Group. Copies of such documents will be made available free of charge to holders of Bonds or Coupons at the principal office of the Fiscal Agent during said term.

Prescription

Claims against ARCELOR Finance, the Issuer or the Guarantor for the payment of principal of the Bonds shall be prescribed 10 years after the due date of the relevant Bonds. Claims against ARCELOR Finance, the Issuer or the Guarantor for the payment of interest on the Bonds shall be prescribed 5 years after the due date of the relevant Coupons.

Replacement of Bonds and Coupons

In case of theft, loss or other involuntary dispossession or mutilation of any Bond or Coupon, application for replacement thereof is to be made at the principal office of the Fiscal Agent. Any such Bond or Coupon shall be replaced by the Issuer in compliance with such procedures and on such terms as to evidence and indemnification as the Issuer may require. Subject to any applicable law or regulation, all such costs as may be incurred in connection with the replacement of any Bond or Coupon shall be borne by the applicant. Mutilated Bonds or Coupons must be surrendered before new ones will be issued.

Representation of the Bondholders

Pursuant to the provisions of articles 86 to 95 of the Luxembourg Company Law of 10th August, 1915, as amended, one or more bondholder-representative(s) representing the interests of the bondholders vis-à-vis ARCELOR Finance and the Issuer may be appointed in accordance with the procedures set forth in the aforementioned law.

Listing on the Luxembourg Stock Exchange

Application has been made for the listing of the Bonds on the Luxembourg Stock Exchange.

Applicable Law

The Bonds shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.

The courts of the City of Luxembourg shall have sole jurisdiction for all purposes in relation to the Bonds.

DESCRIPTION OF ARCELOR FINANCE

General

ARCELOR Finance was initially incorporated for an unlimited period in Luxembourg on 9th October, 1975 as *a société à responsabilité limitée* (limited liability company) under Luxembourg law under the name of MecanARBED and registered with the *Registre de commerce et des sociétés* of Luxembourg under number B 13 244.

At an extraordinary general meeting held on 14th June, 2002, the legal form of ARCELOR Finance was changed into that of a *société en commandite par actions* governed by Luxembourg law, its share capital was increased to €300,000, its name was changed to ARCELOR Finance and its articles of incorporation were entirely restated. The restated version of the articles of incorporation of ARCELOR Finance was published in the Mémorial C on 15th July, 2002 and is on file with the *Registre de commerce et des sociétés* of Luxembourg. ARCELOR Finance's registered office is at 19, avenue de la Liberté, L-2930 Luxembourg.

Shareholders and share capital

As a *société en commandite par actions*, ARCELOR Finance has two different types of shareholders:

(i) *actionnaires commandités* which, by operation of law, are jointly, severally and indefinitely liable for any debts of ARCELOR Finance that cannot be satisfied by ARCELOR Finance;

(ii) *actionnaires commanditaires* whose liability is limited to the amount of their investment in ARCELOR Finance.

The share capital of ARCELOR Finance amounts to €300,000 and is represented by 12,000 shares without nominal value consisting of four unlimited shares (*actions de commandité*) and 11,996 limited shares (*actions de commanditaire*).

The *actionnaires commandités* with joint, several and indefinite liability for the debts of ARCELOR Finance are ARCELOR, ACERALIA, ARBED and USINOR, each holding one unlimited share (*action de commandité*).

The *actionnaires commanditaires* are ARBED holding 11,994 limited shares and ARBED Investment Services S.A. and ARBED Investments S.A., two Luxembourg incorporated *sociétés anonymes* which are fully owned subsidiaries of the ARCELOR Group, holding one limited share each.

Liability of and enforcement against the *actionnaires commandités*

Each *actionnaire commandité* is indefinitely and together with the other *actionnaires commandités* jointly, severally and indefinitely liable for any debts of ARCELOR Finance that cannot be satisfied by ARCELOR Finance. Creditors of ARCELOR Finance may enforce their claims on ARCELOR Finance against any individual *actionnaire commandité* or all the *actionnaires commandités* to obtain payment of such claims that ARCELOR Finance does not satisfy, after their claims against ARCELOR Finance shall have been confirmed in court.

An *actionnaire commandité*, upon ceasing to be an *actionnaire commandité*, will remain liable for all obligations of ARCELOR Finance incurred up to the day of publication in the *Mémorial C* that it ceased to be an *actionnaire commandité*, subject to the statute of limitations provided by law, but will not be liable for new debts of ARCELOR Finance incurred after such publication.

Management

ARCELOR is the sole manager (*gérant*) of ARCELOR Finance. In that capacity, ARCELOR has the widest administrative and management powers in ARCELOR Finance including the power of ARCELOR Finance to borrow funds in any form including in the form of notes or money market instruments or in the form of bank

loans and to issue guarantees. Under applicable law and the articles of incorporation of ARCELOR Finance, ARCELOR may only be removed as manager with the unanimous consent of all *actionnaires commandités* (including ARCELOR) and all *actionnaires commanditaires*.

Any decision by the shareholders' meeting binding ARCELOR Finance vis-à-vis third parties or amending its articles requires the consent of ARCELOR in its capacity as manager of ARCELOR Finance.

Supervisory Board

The Supervisory Board's function is to supervise the affairs of ARCELOR Finance and its financial situation including in particular its books and accounts. The Supervisory Board may furthermore be consulted by the manager on such matters as the manager may determine.

The current supervisory board which has been elected for a term ending at the annual general meeting of shareholders to be held in 2008 is composed of the following members: ACERALIA, ARBED and USINOR.

Auditor

KPMG Audit, *société civile*, Luxembourg, has been appointed as auditor of ARCELOR Finance for a term ending at the annual general meeting of shareholders to be held in 2003.

Objectives of ARCELOR Finance

The object of ARCELOR Finance is to provide financing in the form of loans, credit lines, guarantees or any other form of financial assistance to entities within the ARCELOR Group or to entities in which such entities hold a participation or economic interest.

For that purpose ARCELOR Finance may access the capital markets, *inter alia,* by issuing bonds, commercial paper, money market instruments or any other type of debt instrument (including convertible or exchangeable instruments and subordinated instruments). ARCELOR Finance may also enter into long, medium or short term financing transactions with banks or financial institutions.

ARCELOR Finance may carry out all types of commercial, industrial or financial transactions directly or indirectly linked to, or deemed to support, its corporate object including the placement of its cash assets and the hedging of financial risks as well as transactions on or using derivatives and the management of a cash pooling system. ARCELOR Finance may furthermore acquire and hold any sort of interest in whatever form in any Luxembourg or foreign company, undertaking or entity deemed to support its object.

Within the scope of its object, ARCELOR Finance will pursue the activities of an industrial or commercial establishment benefiting from a professional access to the financial markets.

ARCELOR Finance has no subsidiaries.

Financial statements

ARCELOR Finance has been a dormant company for the last ten years. Prior thereto, ARCELOR Finance was active in the construction business and in the marketing of certain technologies developed by ARBED alone or with others. Prior to 30th April, 2002 the accounts of ARCELOR Finance contained certain provisions in relation to the construction business which have been credited to results as they were no longer necessary and certain inter-group credits and debts which have now been settled. They are disclosed under the caption "Extraordinary profit" of the profit and loss account of ARCELOR Finance presented below under "Financial Information relating to ARCELOR Finance".

Accounting year

The accounting year of ARCELOR Finance begins on 1st January of each year and ends on 31st December of the same year.

FINANCIAL INFORMATION RELATING TO ARCELOR FINANCE

The following are the audited financial statements of ARCELOR Finance as at, and for the twelve months ended, 31st December, 2002.

<u>Balance Sheet</u>	Euro	Euro
ASSETS		
C. Fixed Assets		**688,549,665.55**
III. FINANCIAL ASSETS		688,549,665.55
2. Loans to affiliated undertakings	688,549,665.55	
D. Current Assets		**1,629,406,573.85**
II. DEBTORS		1,629,343,620.32
1. Trade debtors	13,854.51	
2. Amounts owed by affiliated undertakings	1,629,329,765.81	
IV. CASH AT BANK AND IN HAND		62,953.53
E. Prepayments		**2,913,771.53**
TOTAL ASSETS		**2,320,870,010.93**
LIABILITIES		
A. Capital and Reserves		**405,033.18**
I. Subscribed capital		300,000.00
II. Reserves		105,000.00
1. Legal reserve	30,000.00	
4. Other reserves	75,000.00	
V. Results brought forward		33.18
C. Creditors		**2,320,432,059.34**
1b. Other debenture loans	626,421,472.67	
2. Amounts owed to credit institutions	36,620,000.00	
3. Other loans	909,500,000.00	
5. Trade creditors	16,000.00	
7. Amounts owed to affiliated undertakings	747,874,586.67	
D. Deferred Income		**1,000.00**
E. Profit for the Financial Year		**4,015,455.28**
Paid interim dividend		**(3,686,800.00)**
Interim allocation		**(296,736.87)**
TOTAL LIABILITIES		**2,320,870,010.93**

Profit and Loss Account for the Year from 1st January to 31st December, 2002	Euro	Euro
I. Sales and services		4,468,462.22
4. Other operating income	4,468,462.22	
II. Cost of sales and services		(2,135,370.13)
5. b) Other external charges	(2,126,886.30)	
8. Other operating costs including tax other than income tax	(8,483.83)	
III. Operating result		**2,333,092.09**
IV. Interest income		13,821,798.70
9. Income from participating interests	4.61	
- including from affiliated undertakings	4.61	
10. Investment income from other investments and from long-term loans	137,266.76	
- including from affiliated undertakings	137,266.76	
11. Other interest receivable and similar income	13,684,527.33	
- including from affiliated undertakings	13,669,650.12	
V. Interest charges		(16,120,837.00)
13. Interest payable and similar charges	(16,120,837.00)	
- including charges in respect of affiliated undertakings	(7,874,586.67)	
VI. Profit on ordinary activities before tax (III+IV+V)		**34,053.79**
VII. Extraordinary profit		3,981,395.39
VIII. Taxes		6.10
IX. Profit for the Financial Year (VI+VII+VIII)		**4,015,455.28**

Out of the allocable profit as at 30 April 2002 (€4,064,333.18), €3,686,800 has been distributed to shareholders in the form of dividends and €377,533.18 has been attributed to reserves (of which €275,000 have been converted into subscribed capital).

As at 31st December, 2002, ARCELOR Finance had outstanding a total maximum amount of €1,495,850,045.63 of guarantees issued in favour of third parties to guarantee miscellaneous financial commitments.

CAPITALISATION OF ARCELOR FINANCE

The following table sets forth the capitalisation of ARCELOR Finance as at 31st December, 2002:

CAPITAL AND RESERVES		436,951.59
Subscribed capital	300,000.00	
Legal reserve	30,000.00	
Free reserve	75,000.00	
Profit brought forward	33.18	
Profit for the period	4,015,455.28	
Paid interim dividend	(3,686,800.00)	
Interim allocation	(296,736.87)	
FINANCIAL DEBTS		2,320,416,059.34
Other debenture loans	626,421,472.67	
Amounts owed to credit institutions	36,620,000.00	
Other loans	909,500,000.00	
Amounts owed to affiliated undertakings	747,874,586.67	
TOTAL CAPITALISATION		2,320,853,010.93

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF USINOR

The following table sets forth a summary of certain key consolidated financial and operating information of USINOR as at, and for the years ended, 31st December, 2000 and 2001. Such information has been derived from, and should be read in conjunction with, the audited consolidated financial statements and the related notes as at, and for the years ended 31st December, 2000 and 2001 of USINOR, prepared in accordance with French accounting principles, which are incorporated by reference in this document.

	For the years ended 31st December	
Consolidated Profit and Loss Account	**2000**	**2001**
	(€ millions)	**(€ millions)**
Sales	15,733	14,523
Cost of Sales	13,198	13,036
Gross Margin	2,535	1,487
Operating Income	1,090	(38)
Net Income	759	(720)

	As at 31st December	
Consolidated Balance Sheet	**2000**	**2001**
	(€ millions)	**(€ millions)**
Cash and Cash Equivalents	582	1,126
Total Assets	16,289	15,572
Short Term Debt	1,526	1,573
Long Term Debt	2,128	2,256
Total Liabilities	10,602	10,951
Minority Interests	143	498
Shareholders Equity	4,544	4,423

SUMMARY CONSOLIDATED FINANCIAL INFORMATION OF ARBED

The following table sets forth a summary of certain key consolidated financial and operating information of ARBED as at, and for the years ended, 31st December, 2000 and 2001. Such information has been derived from, and should be read in conjunction with, the audited consolidated financial statements and the related notes as at, and for the years ended, 31st December, 2000 and 2001 of ARBED (which fully integrate the financial statements of ACERALIA in respect of each such year), prepared in accordance with Luxembourg accounting principles, which are incorporated by reference in this document.

	For the years ended 31st December	
Consolidated Profit and Loss Account	**2000**	**2001**
	(€ millions)	**(€ millions)**
Sales and services	14,201.6	12,989.5
Cost of Sales and services	13,102.1	12,626.0
Operating Result	1,099.5	363.5
Net Financial Result	(231.5)	(191.7)
Result for the Year[1]	443.6	85.7

	As at 31st December	
Consolidated Balance Sheet	**2000**	**2001**
	(€ millions)	**(€ millions)**
Cash at bank and in hand	1,061.4	894.9
Provisions for liabilities and charges	1,864.0	1,939.0
Creditors	6,981.4	7,062.4
Minority Interests	3,642.2	3,584.4
Capital and Reserves	6,320.3	6,257.9
Group's Share of Capital and Reserves	2,678.1	2,673.5
Total Liabilities and Shareholders Equity	15,231.1	15,337.4

[1] Result for the Year, attributable to the group, after taxation and minority interests

SUMMARY UNAUDITED PRO FORMA SEMI-ANNUAL CONSOLIDATED FINANCIAL INFORMATION OF ARCELOR

The following table sets forth a summary of certain key unaudited pro forma consolidated financial and operating information of ARCELOR as at, and for the six months periods ended, 30th June, 2001 and 2002. Such information has been derived from, and should be read in conjunction with, the 2002 Semi-Annual Financial Statements and the related notes of ARCELOR which are incorporated by reference in this document.

	For the six months ended 30th June	
Unaudited Consolidated Profit and Loss Account	**2001 (Pro Forma) (€ millions)**	**2002 (Pro Forma) (€ millions)**
Revenue	14,314	13,705
Gross Operating Income (EBITDA)	1,215	881
Operating Profit (EBIT)	611	341
Net Profit (Loss) (Group Share)	369	93

	As at	
Unaudited Consolidated Balance Sheet	**31st December 2001 (Pro Forma) (€ millions)**	**30th June 2002 (Pro Forma) (€ millions)**
Shareholders Equity including Minority Interests	8,509	8,249
Net Financial Debt (NFD)	6,510	6,317
NFD/Shareholders Equity[1]	76.5 per cent.	76.6 per cent.

[1] Including minority interests

SUMMARY UNAUDITED PRO FORMA THIRD QUARTER CONSOLIDATED FINANCIAL INFORMATION OF ARCELOR

The following table sets forth a summary of certain key unaudited pro forma consolidated financial and operating information of ARCELOR as at, and for the periods ended, 30th September, 2001 and 2002. Such information has been derived from, and should be read in conjunction with, the 2002 Third Quarter Report and the related notes of ARCELOR which are incorporated by reference in this document.

	For the nine month period ended 30th September	
Unaudited Consolidated Profit and Loss Account	**2001 (Pro Forma) (€ millions)**	**2002 (Pro Forma) (€ millions)**
Revenue	20,545	20,143
Gross Operating Income (EBITDA)	1,605	1,392
Operating Profit (EBIT)	743	584
Net Profit (Loss) (Group Share)	442	143

	As at	
Unaudited Consolidated Balance Sheet	**31st December 2001 (Pro Forma) (€ millions)**	**30th September 2002 (Pro Forma) (€ millions)**
Shareholders Equity including Minority Interests	8,509	8,104
Net Financial Debt (NFD)	6,510	6,036
NFD/Shareholders Equity[1]	76.5 per cent.	74.5 per cent.

[1] Including minority interests

GENERAL INFORMATION

1. The Bonds have been accepted for clearance through Clearstream Banking, *société anonyme* and Euroclear Bank SA/NV with the following identification references:.

ARBED Bonds	Common Code	ISIN
• LUF 2,000,000,000 6.75% Bonds due 2003	6879047	XS0068790475
• EUR 100,000,000 6% Bonds due 22nd February 2005	010631084	XS0106310849
• LUF 2,500,000,000 5.375% Bonds due 20th December 2006	8615306	XS0086153060
SIDMAR Finance Bonds		
• LUF 2,000,000,000 5.75% Bonds due 2004	7800258	XS0078002580

2. The Bonds are currently listed on the Luxembourg Stock Exchange. The approval of the Proposed Changes will not affect such listing. In connection with the Proposed Changes, copies of the constitutional documents of ARCELOR Finance have been lodged, and a revised legal notice in respect of each series of Bonds will be lodged, with the *Registre de commerce et des sociétés* in Luxembourg where such documents are or, following their deposit will be, available for inspection and where copies thereof can be obtained.

3. Save as disclosed in this document, there has not been any material adverse change in the condition, financial or otherwise, or in the results of operations or in the general affairs of ARCELOR Finance, ARCELOR or the ARCELOR Group in the context of the Bonds or the Proposed Changes since 30 September 2002 (the date of the Third Quarter Report 2002).

4. There are no actions, suits, arbitration or administrative proceedings against or affecting ARCELOR Finance, ARCELOR or the ARCELOR Group which are material in the context of the Bonds or the Proposed Changes and, to the best of the knowledge of ARCELOR Finance, no such actions, suits, arbitration or administrative proceedings are pending, threatened or contemplated which might reasonably be expected to result in a formal action.

5. The first audited annual financial statements of ARCELOR Finance to be available for Bondholders at the Paying Agents of each series of Bonds will be the non-consolidated financial statements relating to the financial year ending 31 December 2002. ARCELOR Finance does not prepare consolidated financial statements. ARCELOR Finance does not publish interim financial statements. No audited consolidated annual financial statements have yet been prepared by ARCELOR. The first such audited consolidated annual financial statements will be those relating to the financial year ending 31 December 2002. The 2002 Semi-Annual Financial Statements have been the subject of a review by KPMG Audit, the auditors of ARCELOR, who have issued an unqualified report as contained in the 2002 Semi-Annual Financial Statements. In order to present consistent and comparable data, the management of ARCELOR prepared unaudited pro forma consolidated financial information of ARCELOR as at, and for the six months ended, 30 June 2001 and 2002 and as at, and for the nine months ended, 30 September 2001 and 2002 (the "**Unaudited Pro Forma Consolidated Financial Statements**") which have been incorporated by reference in this document (see "Documents Incorporated by Reference" on page 4) and summaries of which have been included in this document (see "Summary Unaudited Pro Forma Semi-Annual Consolidated Financial Information of ARCELOR" on page 75 and "Summary Unaudited Pro Forma Third Quarter Consolidated Financial Information of ARCELOR" on page 76). The Unaudited Pro Forma Consolidated Financial Statements are solely intended to present the combined effects of the amalgamation of ACERALIA, ARBED and USINOR leading to the creation of the ARCELOR Group for the relevant financial periods.

6. Copies of the following documents are available from any branch in the Grand Duchy of Luxembourg of the Agents set out at the end of this document during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted):

   (a) after it shall have been published, the annual report of ARCELOR including its audited consolidated and non-consolidated financial statements relating to the 2002 financial year;

   (b) the latest published unaudited semi-annual consolidated financial statements of ARCELOR;

   (c) the latest published unaudited first and third quarter consolidated financial information of ARCELOR;

   (d) after they shall have been published, the annual non-consolidated financial statements of ARCELOR Finance relating to the 2002 financial year.

   The Original Offering Circulars, the audited consolidated financial statements of ACERALIA, ARBED and USINOR as set out in their respective annual reports for the years 2000 and 2001, the non-consolidated financial statements of ARBED and SIDMAR Finance as set out in their respective annual reports for the year 2001, and the articles of association (*statuts*) of ARCELOR, ARCELOR Finance, ARBED and SIDMAR Finance (in each case in French only) are available at the registered offices of Banque Générale du Luxembourg, Banque et Caisse d'Epargne de l'Etat, Luxembourg and Dexia Banque Internationale à Luxembourg featured at the end of this document.

7. The Council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

8. Forms of blocking certificates and proxies can be obtained and Bonds physically held by Bondholders may be deposited at any branch in the Grand-Duchy of Luxembourg of each of Banque Générale du Luxembourg, Banque et Caisse d'Epargne de l'Etat, Luxembourg and Dexia Banque Internationale à Luxembourg.

REGISTERED OFFICE OF ARCELOR FINANCE

19, avenue de la Liberté
L – 2930 Luxembourg

REGISTERED OFFICE OF ARBED

19, avenue de la Liberté
L – 2930 Luxembourg

REGISTERED OFFICE OF SIDMAR FINANCE (GROUPE) ARBED S.A.

19, avenue de la Liberté
L – 2930 Luxembourg

AGENTS

BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG

1-2 place de Metz, L-2954 Luxembourg

BANQUE GENERALE DU LUXEMBOURG

Société Anonyme

50, avenue J.F. Kennedy, L-2951 Luxembourg

DEXIA BANQUE INTERNATIONALE A LUXEMBOURG

69, route d'Esch, L-1470 Luxembourg

ARCELOR

Exemption Request
Pursuant To
Rule 12g3-2(b)

Volume IV

ARCELOR

Exemption Request
Pursuant to Rule 12g3-2(b)

INDEX

VOLUME IV

Continued - Documents Otherwise Filed, Provided to Shareholders, Published or Made Available to the Public



société an.
registered office: 19, avenue de la Liberté, L-2930 Luxembourg
R.C.S. Luxembourg B 82.454

CONVENING NOTICE

THE SHAREHOLDERS OF ARCELOR, SOCIÉTÉ ANONYME, ARE INVITED TO ATTEND THE **ANNUAL SHAREHOLDER'S MEETING**
TO BE HELD ON **FRIDAY 25TH OF APRIL, 2003 AT 11 A.M.** AT ARCELOR'S REGISTERED OFFICE 19, AVENUE DE LA LIBERTÉ L-2930 LUXEMBOURG
IN ORDER TO CONSIDER THE FOLLOWING AGENDA:

AGENDA

1. Report of the Board of Directors and opinions of the independent auditor on the annual accounts and the consolidated accounts for the 2002 financial year
2. Approval of the annual accounts for the 2002 financial year
3. Approval of the consolidated accounts for the 2002 financial year
4. Allocation of results and determination of directors' emoluments and of the dividend
5. Determination of attendance fees to be paid to directors
6. Discharge of the directors
7. Final appointment of a replacement director
8. Renewal of the authorisation of the Board of Directors to acquire shares in the Company or to cause the acquisition of such shares by other companies in the Group
9. Authorisation of the Board of Directors to grant options to subscribe or purchase shares
10. Miscellaneous

(Note: The above is a translation from the original French which will prevail in case of inconsistency.)

The meeting will validly deliberate regardless of the number of shareholders present and of the number of shares represented. Resolutions will be adopted at the simple majority of the votes validly cast by shareholders present or represented.

The conditions for attendance or representation by proxy at the General meeting are as follows:

• Shareholders who are personally registered in the share register of Arcelor will receive at their address all documents pertaining to the General meeting and in particular the convening notice with the agenda and the proposed resolutions, and a form on which they can indicate whether they intend to personally attend the General meeting or wish to be represented thereat.

• Shareholders not personally registered in the Arcelor share register must contact their financial institution with whom the shares are on deposit. The final deadline to answer and submit the documents in order to attend the General meeting or be represented thereat is the 17th of April, 2003 at the latest.

REQUESTING DOCUMENTS

Shareholders may obtain free of charge the form on which they can indicate whether they intend to personally attend the General meeting or wish to be represented thereat (hereinafter referred to as the "Form"), the management report, the annual accounts and the consolidated accounts for the 2002 financial year, the opinions of the independent auditor as well as the resolutions proposed by the Board of Directors at the following numbers:

• either directly from the following departments of Arcelor:

- at the *registered office* - *Shareholder Department* -
Tel. + 352 4792 2187 - Fax + 352 4792 2548

- in *Liège* - *Legal Affairs Department* -
Tel. + 32 4 2366830 - Fax + 32 4 2366847

- in *Madrid* - *Investor Relations Department* -
Tel. + 34 91 596 94 75 or + 34 90 215 21 53
Fax + 34 91 596 94 60 or + 34 98 512 60 88

- in *Paris* - *Investor Relations Department* -
Tel. + 33 1 41 25 98 98 - Fax + 33 1 41 25 97 80

• or by contacting:

- in Luxembourg, *Banque Générale du Luxembourg*, Luxembourg
Tel. + 352 4242 2996 or + 352 4242 2356 - Fax + 352 4242 2887

- in France, Euro Emetteurs Finance, Paris
Tel. + 33 1 55 30 59 88 - Fax + 33 1 55 30 59 30

- in Belgium, Fortis Banque, Brussels
Tel. + 32 2 565 5449 - Fax + 32 2 565 5340

- in Spain, Banco Bilbao Vizcaya Argentaria, Madrid
Tel. + 34 913747007 - Fax + 34 913746969

All these documents except the Form may also be downloaded from the website www.arcelor.com where they will be available on the "General Meeting" page.

For the Board of Directors
The Chaiman
Joseph KINSCH



société anonyme
registered office: 19, avenue de la Liberté, L-2930 Luxembourg
R.C.S. Luxembourg B 82.454

PROPOSED RESOLUTIONS

1. Report of the Board of Directors and opinions of the independent auditor on the annual accounts and the consolidated accounts for the 2002 financial year

2. Approval of the annual accounts for the 2002 financial year

Proposed resolution (first resolution)

The General meeting after having heard the management report of the Board of Directors and the opinion of the independent auditor, approves all the elements of the annual accounts for the 2002 financial year which show a total profit for ARCELOR S.A. of EUR 259,646,194.37.

3. Approval of the consolidated accounts for the 2002 financial year

Proposed resolution (second resolution)

The General meeting, after having heard the management report of the Board of Directors and the opinion of the independent auditor approves all the elements of the consolidated accounts for the 2002 financial year.

4. Allocation of results and determination of directors' emoluments and of the dividend

Proposed resolution (third resolution)

The General meeting, upon the proposal of the Board of Directors, resolves to allocate the results of the financial year as follows:

	EUR
Results of the financial year	*259,646,194.37*
Carry forward	-
Distributable results	*259,646,194.37*
Allocation to the legal reserve	*12,982,309.72*
Directors' emoluments	*1,000,000.00*
Gross dividend of EUR 0.38 on 532,470,592 shares(*)	*202,338,824.96*
Carry forward	*43,325,059.69*

(*) being the total of the shares in issue on 31st December, 2002 (532,366,409) and of the shares issued on 9th January, 2003 (104,183)

The gross dividend per share of EUR 0.38 will be paid on 22nd May, 2003.

5. Determination of attendance fees to be paid to directors

Proposed resolution (fourth resolution)

The General meeting resolves to allocate to the Board of Directors for each meeting a global amount of EUR 36,000 as attendance fee. This allocation is valid for the 2002 financial year and for each subsequent financial year until otherwise resolved upon by the General meeting.

6. Discharge of the directors

Proposed resolution (fifth resolution)

The General meeting resolves to give discharge to the directors for the 2002 financial year.

7. Final appointment of a replacement director

Proposed resolution (sixth resolution)

The General meeting ratifies the appointment of Mr Edmond Pachura, made by the Board of Directors in its meeting of 30th August, 2002, as replacement director following the resignation of Mr Francis Mer and this for the remaining duration of the initial appointment of Mr Mer.

8. Renewal of the authorisation of the Board of Directors to acquire shares in the Company or to cause the acquisition of such shares by other companies in the Group

Proposed resolution (seventh resolution)

The General meeting authorises the Board of Directors, within the conditions provided for by the law on commercial companies (hereafter referred to as the "Law"), to acquire shares of the Company or to cause them to be acquired by other companies of the group referred to in article 49bis of the Law. The shares may be acquired by any method and at any time and in particular by on-market acquisitions and including during a public tender or exchange offer made by a third party on the shares of the Company. Shares acquired by the Company may either be subsequently cancelled in whole or in part or be held in order to be sold or used for any purpose and in particular in order to acquire assets or in exchange for securities or, under the conditions to be determined by the Board of Directors, in order to be allocated or sold to employees or members of the management of the Company or of other companies of the group.

The authorisation is valid for a period ending on the earlier of the date which is 18 (eighteen) months after the date of this General meeting or the date of its renewal by the ordinary general meeting. It replaces the authorisation given by the extraordinary general meeting of 11th December, 2001.

The maximum number of shares that may be acquired is the maximum allowed by the Law so that the accounting par value of own shares held by the Company (and, if applicable, by other companies of the group referred to by article 49bis of the Law) may not, at any time, exceed 10% of the Company's subscribed capital.

The consideration for the purchase of the shares must not be less than five (5) euro nor more than twenty-five (25) euro per share. In case of an increase of capital by incorporation of reserves or share premium and the allocation of bonus shares as well as in case of a share split or share consolidation, the pre-mentioned minimum and maximum consideration will be adjusted by multiplying each figure by the ratio between the number of shares representing the capital before the transaction and such number after the transaction.

All powers are delegated to the Board of Directors, with right of delegation, for the purpose of implementing this authorisation.

9. Authorisation of the Board of Directors to grant options to subscribe or purchase shares

Proposed resolution (eighth resolution)

The General meeting authorises the Board of Directors to grant, in one or more instances, to the benefit of the beneficiaries defined hereafter, options giving the right, at the discretion of the Company, either (i) to the subscription of new shares in the Company to be issued within the authorised capital provided for in articles 5.2. and 5.5. of the articles of incorporation or (ii) to the purchase of existing shares of the Company. The duration of such options will be so determined that they can no longer be exercised after the end of the seventh year following their allocation.

The beneficiaries of options may be employees and/or members of governing or supervisory corporate bodies of ARCELOR S.A. or of those companies of which it is the parent pursuant to article 309(1) of the law on commercial companies.

The total number of options which can thus be allocated cannot give the right to subscribe or acquire a number of shares in excess of 2% (two per cent.) of the number of shares in issue on the day of the present General meeting. The acquisition or subscription price of the shares will be determined by the Board of Directors at the time such options are allocated and cannot be less than the average of the stock exchange price of the ARCELOR share during a reference period preceding the decision of allocation and determined in compliance with applicable regulations.

The Board of Directors will have all powers to implement the present authorisation including in particular the power to withdraw the preferential subscription right of existing shareholders, to determine all the terms and conditions of the options, to draw up the list or categories of beneficiaries, all in compliance with the law, the present authorisation and article 5.5. of the articles of incorporation.

10. Miscellaneous

***

(Note: The above is a translation from the original French which will prevail in case of inconsistency.)

***

2002 Annual results

28 February 2003


arcelor

Summary

Introduction

- *Legal and proforma accounts*
- *Key figures*

1. **Operating performance by business sectors & Synergies**
2. **Debt management: Working capital, Capex, Divestments**
3. **Financial statements**
   - You said IAS ?
   - Negative goodwill
   - Impairments
   - Post employment benefits *("Pension liabilities")*


arcelor

Introduction

- **2002 *legal accounts*: first set of audited figures**
  - Merger accounted for under the *purchase accounting* method (IAS22)
  - 12 months Usinor + 10 months Aceralia/Arbed
  - 2002 balance sheet and P&L of Arcelor compared to 2001 balance sheet and P&L of Usinor
- ***Proforma accounts* presentation: application of the economic continuity principle**
  - 12 months Arcelor
  - 2002 balance sheet and P&L of Arcelor compared to 2001 balance sheet and P&L of Arcelor
  - 2001 balance sheet and P&L adjusted after allocation of negative goodwill


arcelor

Introduction

Key figures

€m *proforma – non audited*	FY01 (1)	*FY01 (2)*	FY02
Revenue	**27,512**	***27,512***	**26,594**
EBITDA	**1,379**	***1,384***	**1,978**
as % of revenue	*5%*	*5%*	*7.4%*
EBIT	**- 200**	***- 75***	**780**
as % of revenue	*- 0.7%*	*0.3%*	*2.9%*
Net income Group share	**- 339**	***- 289***	**- 121**
as % of revenue	*- 1.2%*	*1.1%*	*- 0.4%*

(1) As published in 2002
(2) Adjusted after allocation of neg.goodwill

€	FY01 (1)	FY02
EPS	**- 0.70**	**- 0.25**
DPS *(proposed to AGM)*	***n.a.***	**0.38**
Gearing	**74%**	**74%**

arcelor

Introduction

Key figures



bn EUR
Revenue
40
30
20
10
0
23,47
28,66
27,51
26,59
1999
2000
2001
2002
M EUR
EBITDA
4 000
3 000
2 000
1 000
0
1 779
3 487
1 379
1 978
1999
2000
2001
2002



%
Margins
14
9
4
-1
12,2
EBITDA / Revenue
7,6
7,4
5,0
8,3
3,0
2,9
EBIT / Revenue
-0,7
1999
2000
2001
2002
M EUR
EBIT
2 500
1 500
500
-500
2 390
696
780
-200
1999
2000
2001
2002

arcelor

2001 as published in 2002

Introduction

Breakdown of revenue

by Geographical area	
EU (15)	**74.9%**
North America	**11.8%**
South America	**5.1%**
Other	**8.2%**

by Business sector	
Flat carbon steel	**49.7%**
Long carbon steel	**16.0%**
Stainless steel	**16.0%**
DTT	**35.5%**
Other activities	**3.4%**
Eliminations	**- 20.6%**
Total	**100%**


arcelor

1. Operating performance by business sectors & Synergies


arcelor

Flat carbon steel

€m *proforma – non audited*	2001(1)	*2001(2)*	2002	Change
Revenue	**13,572**	*13,572*	**13,222**	**- 2.6%**
EBITDA	**570**	***570***	**925**	
as % of revenue	*4.2%*		*7%*	
Amortisation & depreciation	**- 637**	***- 488***	**- 709**	
Recurring			- 524	
Impairments			- 185	
EBIT	**- 67**	***82***	**216**	
as % of revenue	*- 0.5%*	*0.6%*	*1.4%*	



(1) *As published in 2002*
(2) *Adjusted after allocation of neg.goodwill*

Flat carbon steel



bn EUR
Net sales
15
10
5
0
11,61
13,62
13,57
13,22
1999
2000
2001
2002
M EUR
EBITDA
2 500
2 000
1 500
1 000
500
0
826
1 960
570
925
1999
2000
2001
2002



%
Margins
20
15
10
5
0
-5
EBITDA / Net sales
7,1
14,4
4,2
7,0
EBIT / Net sales
2,4
9,9
-0,5
1,4
1999
2000
2001
2002
M EUR
EBIT
1 400
900
400
-100
278
1 348
-67
216
1999
2000
2001
2002



arcelor

2001 as published in 2002

Long carbon steel

€m *proforma – non audited*	2001 (1)	*2001 (2)*	2002	Change
Revenue	3,963	*3,963*	4,256	7.4%
EBITDA	595	*595*	613	
as % of revenue	*15%*		*14.4%*	
Amortisation & depreciation	- 228	*- 213*	- 183	
EBIT	367	*382*	430	
as % of revenue	*9.3%*	*9,6%*	*10.1%*	



(1) *As published in 2002*
(2) *Adjusted after allocation of neg.goodwill*

Long carbon steel



Net sales
bn EUR
5
4
3
2
1
0
3,60
4,23
3,96
4,26
1999
2000
2001
2002



EBITDA
M EUR
1 000
750
500
250
0
459
729
595
613
1999
2000
2001
2002



Margins
%
20
15
10
5
0
12,7
17,2
15,0
14,4
EBITDA / Net sales
7,4
11,1
9,3
10,1
EBIT / Net sales
1999
2000
2001
2002



EBIT
M EUR
500
400
300
200
100
0
266
469
367
430
1999
2000
2001
2002

2001 as published in 2002



arcelor

Stainless steel

€m *proforma – non audited*	2001 (1)	*2001 (2)*	2002	Change
Revenue	**4,240**	*4,240*	**4,248**	**0.2%**
EBITDA	**- 53**	*- 53*	**200**	
as % of revenue	*1.3%*		*4.7%*	
Amortisation & depreciation	**- 624**	*- 595*	**- 155**	
EBIT	**- 677**	*- 648*	**45**	
as % of revenue	*-16%*	*-15.3%*	*1.1%*	

(1) As published in 2002
(2) Adjusted after allocation of neg.goodwill

arcelor

Stainless steel



bn EUR
Net sales
5
4
3
2
1
0
3,51
4,61
4,24
4,25
1999
2000
2001
2002



M EUR
EBITDA
600
400
200
0
-200
-400
-600
83
409
-53
200
1999
2000
2001
2002



%
Margins
15
10
5
0
-5
-10
-15
-20
EBITDA / Net sales
2,4
8,9
-1,3
4,7
EBIT / Net sales
-5,9
4,3
-16,0
1,1
1999
2000
2001
2002
M EUR
EBIT
200
0
-200
-400
-600
-800
-207
200
-677
45
1999
2000
2001
2002

arcelor (1) *2001 adjusted after allocation of neg.goodwill*

Distribution – Transformation - Trading

€m *proforma – non audited*	2001[1]	*2001[2]*	2002
Revenue	**9,541**	*9,541*	**9,444**
EBITDA	**292**	*292*	**319**
as % of revenue	*3.1%*		*3.4%*
Amortisation & depreciation	**- 106**	*- 118*	**- 110**
EBIT	**186**	*174*	**209**
as % of revenue	*1.9%*	*1.8%*	*2.2%*

arcelor

(1) As published in 2002
(2) Adjusted after allocation of neg.goodwill

Distribution - Transformation - Trading



bn EUR
Net sales
12
10
8
6
4
2
0
8,08
10,44
9,54
9,44
1999
2000
2001
2002
M EUR
EBITDA
500
400
300
200
100
0
413
462
292
319
1999
2000
2001
2002



%
Margins
8
6
4
2
0
5,1
4,4
3,1
3,4
EBITDA / Net sales
4,5
3,7
1,9
2,2
EBIT / Net sales
1999
2000
2001
2002
M EUR
EBIT
400
300
200
100
0
366
385
174
209
1999
2000
2001
2002

arcelor

(1) *2001 adjusted after allocation of neg.goodwill*

Synergies well on track

Additional Ebitda due to the merger



m€
800
700
600
500
400
300
200
100
0
120
190
300
700
2002
end 2003
end 2006
Target
Realised

Realised 2002 - Split by sector



9%
8%
9%
20%
54%
Flat carbon
Stainless
Long product
DTT
Other

Realised 2002 - Split by category



16%
39%
36%
9%
Industrial restructuring
Commercial restructuring
Purchasing
Other

arcelor

2. Debt management:
Working capital, Capex & Divestments


arcelor

Working capital

€m *proforma – non audited*	12.31.01 (1)	12.31.02	Change
Inventories	6,671	6,091	- 580
Trade receivables	4,911	4,320	- 591
Trade payables	- 4,171	- 4,111	60
Operating Working Capital	**7,411**	**6,300**	**- 1,111**
Net financing linked to securitization	- 1,584	- 1,097	487
Others receivables & payables	- 1,178	- 896	282
Total Working Capital	**4,649**	**4,307**	**- 342**

(1) *After allocation of neg. goodwill*

arcelor

Capex

Investments in tangible and intangible assets 2002

€m	
Flat carbon steel	782
Long carbon steel	245
Stainless	181
DTT	168
Others	39
Total	**1,415**
Amortisation & Depreciation	1,302
Authorization granted in 2002 (future investments)	**724**



3%
12%
13%
55%
17%
Flat Carbon Steel
Long Carbon Steel
Stainless Steel
DTT
Others

arcelor

Divestments

Company	Business activity	% to be divested	Status
Finarverdi	Hot-dip galvanising	39.9	6 months extension granted by EC
Galmed	Hot-dip galvanising	75.5	SPA* signed with TKS
Lusosider	Cold-rolled products, HDG, Tin-plating	50	SPA* signed with Severstal, cleared by EC. Pre-emption right Corus, SPA* to be finalised
Segal	Hot-dip galvanising	66.6	SPA* signed with Marubeni-Itochu. Pre-emption right Corus, SPA* to be finalised
Beautor	Cold-rolled products, Electro-galvanising	99.65	SPA* signed with Duferco Group, cleared by EC
Galv.line LDD	Hot-dip galvanising	100	Advanced stage of negociations, 3 months extension granted by EC
Sorral	Hot-dip galvanising, Organic coating	100	SPA* signed with Duferco Group, cleared by EC
Cofrafer	Slit./Trading./Oxycutt.	100	SPAs* signed with Bamesa Aceros (cleared by EC) and Mr. Piveteau
Bamesa	Slitting	49	Sale completed to Armasfi (14%) and Borusan (35%)


arcelor

SPA: Share Sale and Purchase Agreement

3. Financial statements


arcelor

Financial statements

You said IAS ?

- **Dec 2002 is first closing of Arcelor**
- **3 main accounting treatments :**
  - **IAS 22**: accounting treatment for business combinations.
    => ***Allocation of negative goodwill***
  - **IAS 36**: at each balance sheet date, review all assets to look for any indication that an asset may be impaired.
    => ***"fair" value of tangible assets***
  - **IAS 12**: accounting treatment for income taxes. The carrying amount of deferred tax assets should be reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.
    => ***"fair" value of deferred tax assets***

arcelor

Negative goodwill

Allocation

- "Before"
  - 2001 intangibles: - €2,838m, out of which:
    - Neg.gw "Merger": - €2,145m
    - Neg.gw "Cockerill": - €904m
- "After"
  - 2002 intangibles: - €1,046m, out of which:
    - Neg.gw "Merger": - €361m
    - Neg.gw "Cockerill": - €673m

<u>*Fair value adjustments :*</u>

<u>*Breakdown by business sector*</u>



10%
9%
1%
2%
78%
Flat carbon
Long carbon
Stainless
DTT
Others

arcelor

Impairments

Tangible assets and diferred tax assets

- **Tangibles** **- €185m** *"depreciation line"*
  - Flat Carbon steel
- **Deferred tax assets** **- €273m** *"tax line"*
  - mainly Flat Carbon & Stainless steel

- **Total impairments** **- €458m**

arcelor

Consolidated P&L

€m *proforma – non audited*	FY01 (1)	*FY01 (2)*	FY02
Revenue	27,512	*27,512*	26,594
EBITDA	**1,379**	***1,384***	**1,978**
Amortisation & depreciation	-1,656	*- 1,358*	- 1302
Amortisation of acquisition differences	77	*101*	104
EBIT	**- 200**	***- 75***	**780**
Net financing costs	- 570	*- 570*	- 464
Income from associates	23	*23*	77
Result of disposal of associated companies	66	*66*	-
Profit before tax	**- 681**	***- 556***	**393**
Income tax	317	*261*	- 462
Profit after tax	**- 364**	***- 295***	**- 69**
Minority interests	25	*6*	- 52
Net profit group share	**- 339**	***- 289***	**- 121**

arcelor

(1) published
(2) Adjusted after allocation of neg.goodwill

Net financial debt & gearing

€m *proforma – non audited*	**12.31.01**	**12.31.02**	**change**
Interest bearing liabilities, long term	5,053	4,594	- 459
Interest bearing liabilities, short term	5,320	3,821	- 1,499
Net financing linked to securitisation	- 1,584	- 1,097	487
Cash and cash equivalents	- 2,177	- 1,239	938
Revaluation of financial instruments (short term and long term)	- 102	- 86	16
Net financial debt	**6,510**	**5,993**	**- 517**
	12.31.01(1)	*12.31.02*	
Shareholders'equity	*8,070*	*7,431*	
Residual neg.goodwill	*749*	*627*	
Gearing	***74%***	***74%***	

arcelor

(1) Adjusted after allocation of neg.goodwill

Consolidated Balance Sheet - Assets

€m *proforma – non audited*	12.31.01[1]	12.31.02
NON CURRENT ASSETS	**13,670**	**12,891**
- *Intangible assets*	*- 1,216*	*- 950*
- *Property plant and equipment*	*9,848*	*9,312*
- *Investments under equity method*	*1,946*	*1,780*
- *Other investments*	*499*	*466*
- *Receivables and other financial assets*	*836*	*766*
- *Deferred tax assets*	*1,757*	*1,517*
CURRENT ASSETS	**15,195**	**12,983**
- *Inventories*	*6,671*	*6,091*
- *Trade receivables (securitization added back)*	*4,911*	*4,320*
- *Other receivables*	*1,436*	*1,333*
- *Cash and cash equivalents*	*2,177*	*1,239*
TOTAL ASSETS	**28,865**	**25,874**



(1) Adjusted after allocation of neg.goodwill

Consolidated Balance Sheet - Liabilities

€m *proforma – non audited*	12.31.01[1]	12.31.02
SHAREHOLDERS' EQUITY	**8,070**	**7,431**
- Group share	7,077	6,768
- Minority interests	993	663
NON CURRENT LIABILITIES	**8,294**	**8,178**
- Interest bearing liabilities	5,053	4,594
- Employee benefits	2,073	1,961
- Provisions	721	1,059
- Deferred tax liabilities	288	359
- Others	159	205
CURRENT LIABILITIES	**12,501**	**10,265**
- Trade payables	4,171	4,111
- Interest bearing liabilities *(securitization added back)*	5,320	3,821
- Other amounts payables	2,442	2,023
- Provisions	568	310
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	**28,865**	**25,874**

arcelor

(1) *Adjusted after allocation of neg.goodwill*

Consolidated cash-flow statement

€m *proforma – non audited*	2001	2002
Cash flow from operating activities	**2,245**	**1,800**
Acquisitions of tangible and intangible assets	-1,690	- 1,415
Other acquisitions and disposals	- 36	- 299
Cash flow from investing activities	**- 1,726**	**- 1,714**
Contribution of shareholders' equity	44	35
Dividends paid	- 359	- 192
Increase/decrease in loans or other financing	304	- 864
Cash flow from / (used in) financing activities	**- 11**	**- 1,021**
Others	1	11
Impact of exchange rate	- 24	- 14
Increase (decrease) of cash	485	- 938
Balance at the beginning of the period	**1,692**	**2,177**
Balance at the end of the period	**2,177**	**1,239**


arcelor

Post employment benefits

Introduction

- Employees may be entitled, on a contractual basis, to certain post employment benefits in addition to those required by local legislations.
- Post employment benefits give rise to long-term obligations which are recognised as provisions in balance sheet.
- Future obligations are based on actuarial calculations made by external actuaries.

Post employment benefits

Five items in balance sheet

€m

12/31/02

Total employee benefits
1,961

1. Defined benefit pension plans **1,128**
2. Liability for long service leave **377**
3. Early retirement **364**
4. Work medals **43**
5. Post retirement health care plans **49**

arcelor

Post employment benefits

A European matter

Total : €1,961m


51%
18%
14%
9%
4%
2%
2%
France
Germany
Belgium
Luxembourg
USA
Spain
Others

arcelor

Post employment benefits

P&L and cash-out

- **P&L recognition:**
  - €266m, included in Ebitda (payroll costs)
- **Cash-out:**
  - €215m
    - €128m: defined benefit pension plans
    - €14m: long service leave
    - €61m: early retirement
    - €12m: health care & work medals

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Post employment benefits

cash outflow

Evolution of expected total and "pension related" cash outflows

Index 100: 2002

140
120
100
80
60
40
20
0

2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Defined benefit pension plans — Total


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